# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**

**Commission File Number 814-01299**

Blackstone

# Blackstone Secured Lending Fund
**(Exact name of Registrant as specified in its Charter)**

| | |
|---|---|
| **Delaware** | **82-7020632** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **345 Park Avenue** | |
| **New York, New York** | **10154** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (212) 503-2100**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Shares of Beneficial Interest, $0.001 par value per share | BXSL | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

| | | | |
|---|---|---|---|
| Large accelerated filer ☒ | | Accelerated filer | ☐ |
| Non-accelerated filer ☐ | | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   YES ☐   NO ☒

As of June 30, 2025, the aggregate market value of the common shares of beneficial interest, par value $0.001 per share ("Common Shares") held by non-affiliates of the Registrant was $6,968 million.

The number of Common Shares outstanding as of February 18, 2026 was 232,279,811.

**Table of Contents**

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve substantial risks and uncertainties. Such statements involve known and unknown risks, uncertainties and other factors and undue reliance should not be placed thereon. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about Blackstone Secured Lending Fund (together, with its consolidated subsidiaries, the **"Company," "we," "us"** or **"our"**), our current and prospective portfolio investments, our industry, our beliefs and opinions, and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "will," "may," "continue," "believes," "seeks," "estimates," "would," "could," "should," "targets," "projects," "outlook," "potential," "predicts" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

- our future operating results;

- our business prospects and the prospects of the companies in which we may invest;

- the impact of the investments that we expect to make;

- our ability to raise sufficient capital and buy back shares to execute our investment strategy;

- general economic, logistical and political trends and other external factors, including inflation, trade policies, and recent supply chain disruptions and their impacts on our portfolio companies and on the industries in which we invest;

- the ability of our portfolio companies to achieve their objectives;

- our current and expected financing arrangements and investments;

- changes in the general interest rate environment;

- the adequacy of our cash resources, financing sources and working capital;

- the timing and amount of cash flows, distributions and dividends, if any, from our portfolio companies;

- our contractual arrangements and relationships with third parties;

- actual and potential conflicts of interest with Blackstone Private Credit Strategies LLC (the **"Adviser"**), Blackstone Credit BDC Advisors LLC (the **"Sub-Adviser"** and together with the Adviser, the **"Advisers"**) or any of their affiliates;

- the dependence of our future success on the general economy and its effect on the industries in which we may invest;

- our use of financial leverage including the use of borrowed money to finance a portion of our investments and the availability of equity and debt capital on favorable terms or at all;

- our business prospects and the prospects of our portfolio companies, including our and their ability to effectively respond to macroeconomic effects;

- the ability of the Advisers to source suitable investments for us and to monitor and administer our investments;

- the impact of future acquisitions and divestitures;

- the ability of the Advisers or their affiliates to attract and retain highly talented professionals;

- general price and volume fluctuations in the stock market;

- our ability to maintain our qualification as a regulated investment company (**"RIC"**) and as a business development company (**"BDC"**);

- the impact on our business of U.S. and international financial reform legislation, rules and regulations;

- the effect of changes to tax legislation and our tax position; and

- the tax status of the enterprises in which we may invest.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of any projection or forward-looking statement in this report should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in the section entitled "*Item 1A. Risk Factors*" and elsewhere in this report. These projections and forward-looking statements apply only as of the date of this report. Moreover, we assume no duty and do not undertake to update the forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by applicable law. You are advised to consult any additional disclosures that we make directly to you or through reports that we have filed or in the future file with the Securities and Exchange Commission including annual reports on Form 10-K, registration statements on Form N-2, quarterly reports on Form 10-Q and current reports on Form 8-K. This annual report on Form 10-K contains statistics and other data that have been obtained from or compiled from information made available by third-party service providers. We have not independently verified such statistics or data.

Because we are an investment company, the forward-looking statements and projections contained in this report are excluded from the safe harbor protection provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the **"Exchange Act"**).

**Risk Factor Summary**

*The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the section entitled "Item 1A. Risk Factors" in this report.*

*Risks Related to Our Business and Structure*

- Price declines in the medium and large-sized U.S. corporate debt market may adversely affect the fair value of our portfolio and our market price.

- Our ability to achieve our investment objectives depends on the ability of the Advisers to manage and support our investment process largely through relationships with private equity sponsors, investment banks and commercial banks.

- Our Board of Trustees (the **"Board" or "Board of Trustees"**) may change our operating policies and strategies or amend our Fourth Amended and Restated Declaration of Trust (the **"Declaration of Trust"**) without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.

- We may face increasing competition for investment opportunities, have difficulty sourcing investment opportunities and experience fluctuations in our quarterly results.

- As required by the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the **"1940 Act"**), a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our Board and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

- There is a risk that investors in our Common Shares may not receive distributions or that our distributions may decrease over time.

- Changes in laws or regulations governing our operations and the possibility of increased regulatory focus on areas related to our business could result in additional burdens on our business.

- General economic conditions could adversely affect the performance of our investments and our market price, including recessionary fears, geopolitical events and inflation.

- We and our portfolio companies and service providers may be subject to cybersecurity risks and our business could be adversely affected by changes to data protection laws and regulations.

*Risks Related to Our Investments*

- We generally will not control our portfolio companies and our investments in prospective portfolio companies may be risky.

- Economic recessions or downturns or restrictions on trade could impair our portfolio companies and adversely affect our operating results.

- Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies and breach covenants or defaults on such debt.

- We are exposed to risks associated with changes in interest rates.

- Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens.

- Our portfolio may be concentrated in a limited number of industries, which may subject us to specific risks.

### Risks Related to the Advisers and Their Affiliates

- The Advisers and their affiliates, including our officers and some of our trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

- We may be obligated to pay the Adviser, and the Adviser may be obligated to pay the Sub-Adviser, incentive compensation even if we incur a net loss due to a decline in the value of our portfolio and the compensation paid to the Adviser and the Sub-Adviser is determined without independent assessment.

- The Advisers rely on key personnel, the loss of any of whom could impair its ability to successfully manage us.

### Risks Related to Business Development Companies

- The requirement that we invest a sufficient portion of our assets in assets of the type listed in Section 55(a) of the 1940 Act (**"Qualifying Assets"**) could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.

- Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes.

### Risks Related to Debt Financing

- We borrow money, which magnifies the potential for loss on amounts invested in us and may increase the risk of investing in us.

- Provisions in a credit facility may limit our investment discretion.

- We are subject to risks associated with the unsecured notes and debt securitizations that we have issued and our credit facilities.

### Federal Income Tax Risks

- We will be subject to corporate-level income tax if we are unable to maintain RIC tax treatment under Subchapter M of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the **"Code"**) or to satisfy RIC distribution requirements.

- Our portfolio investments may present special tax issues.

- Legislative or regulatory tax changes could adversely affect investors.

### Risks Related to an Investment in the Common Shares

- Shares of closed-end management investment companies, including BDCs, often trade at a discount to their net asset value.

- An investment in our Common Shares involves a high degree of risk and the market price of our securities could fluctuate significantly.

- There is a risk that investors in our equity securities will not receive distributions or that our distributions do not grow over time and a portion of our distributions could be a return of capital.

**Website Disclosure**

We use our website (www.bxsl.com) as a channel of distribution of company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases, SEC filings and public conference calls, and webcasts. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by visiting the "Contact Us" section of our website at http://ir.bxsl.com. The contents of our website and any alerts are not, however, a part of this report.

**Other Disclosure**

To the extent required by laws implementing the European Union Directive on Alternative Investment Fund Managers (the "**Directive**") in any relevant European Economic Area member state, the information in respect of the Company required to be disclosed pursuant to Article 23(4) and (5) of the Directive will be made available to each applicable shareholder. In respect of the period ended December 31, 2025, there have been no material changes to the information listed in Article 23 of the Directive.

**PART I**

**Item 1. Business.**

**Our Company**

Blackstone Secured Lending Fund (together with its consolidated subsidiaries, the **"Company," "we,"** **"us,"** or **"our"**), is a Delaware statutory trust formed on March 26, 2018, and structured as an externally managed, non-diversified, closed-end management investment company. On October 26, 2018, the Company elected to be regulated as a business development company (**"BDC"**) under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the **"1940 Act"**). In addition, the Company has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (a **"RIC"**) under Subchapter M of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the **"Code"**).

We are externally managed by Blackstone Private Credit Strategies LLC (the **"Adviser"**) and Blackstone Credit BDC Advisors LLC (the **"Sub-Adviser"** and, together with the Adviser, the **"Advisers"**). The Advisers are affiliates of Blackstone Alternative Credit Advisors LP (the **"Sub-Administrator"** and, collectively with its affiliates in the credit, asset based finance and insurance asset management business unit of Blackstone Inc. (**"Blackstone"**), **"Blackstone Credit & Insurance"** or **"BXCI"**). Additionally, Blackstone Private Credit Strategies LLC, in its capacity as the administrator to the Company (in such capacity, the **"Administrator"** and, together with the Sub-Administrator, the **"Administrators"**), and the Sub-Administrator provide certain administrative and other services necessary for the Company to operate pursuant to an administration agreement between the Administrator and the Company (the **"Administration Agreement"**) and a sub-administration agreement between the Administrator and the Sub-Administrator (the **"Sub-Administration Agreement"** and, together with the Administration Agreement, the **"Administration Agreements"**), respectively. From commencement through December 31, 2024, Blackstone Credit BDC Advisors LLC served as the Company's investment adviser (in such capacity, the **"Prior Adviser"**) and Blackstone Alternative Credit Advisors LP served as the Company's administrator (in such capacity, the **"Prior Administrator"**).

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We believe that Blackstone's investment platform provides us with a competitive advantage in selecting investments, and to achieve our investment objectives, we will leverage the Advisers' investment team's and Blackstone's extensive network of relationships with other sophisticated institutions to source, evaluate and, as appropriate, partner with on transactions. There are no assurances that we will achieve our investment objectives.

Under normal market conditions, we generally invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in secured debt investments and our portfolio is composed primarily of first lien senior secured and unitranche loans. To a lesser extent, we have and may continue to also invest in second lien, third lien, unsecured or subordinated loans and other debt and equity securities. In limited instances we may retain the "last out" portion of a first-lien loan. In such cases, the "first out" portion of the first lien loan would receive priority with respect to payment over our "last out" position. In exchange for the higher risk of loss associated with such "last out" portion, we would earn a higher rate of interest than the "first out" position. We do not currently focus on investments in issuers that are distressed or in need of rescue financing. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit & Insurance funds.

BDCs are subject to certain restrictions applicable to investment companies under the 1940 Act. As a BDC, at least 70% of our assets must be the type of "qualifying" assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private or thinly-traded

companies. We may also invest up to 30% of our portfolio opportunistically in "non-qualifying" portfolio investments, such as investments in non-U.S. companies. We generally intend to distribute substantially all of our available earnings annually by making quarterly cash distributions. We use leverage and intend to continue to use leverage for our investment activities. We use and intend to continue to use leverage, which is permitted up to the maximum amount allowed by the 1940 Act (currently limited to a debt-to-equity ratio of 2:1), to enhance potential returns. See "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Borrowings*."

On October 28, 2021, the Company priced its initial public offering (**"IPO"**), and the Company's common shares of beneficial interest (**"Common Shares"**) began trading on the New York Stock Exchange (**"NYSE"**). See "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 9. Net Assets*" for further details.

## Our Advisers

Our investment activities are managed by our Advisers. The principal executive offices of our Advisers are located at 345 Park Avenue, New York, NY, 10154. Our Advisers are responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

In conducting our investment activities, we believe that we benefit from the significant scale and resources of Blackstone Credit & Insurance, including our Advisers and their affiliates, subject to the policies and procedures of Blackstone regarding the management of conflicts of interest. In order to source transactions, the Advisers utilize their significant access to transaction flow, along with their liquid credit platform. The Advisers seek to generate investment opportunities through direct origination channels as well as through syndicate and club deals. With respect to Blackstone Credit & Insurance's origination channel, the global presence of Blackstone Credit & Insurance generates access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. With respect to syndicate and club deals (i.e., where a limited number of investors participate in a loan transaction), Blackstone Credit & Insurance has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit & Insurance also has a significant liquid credit platform, which, we believe, allows us access to the secondary market for investment opportunities. Blackstone Credit & Insurance employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. The investment professionals employed by Blackstone Credit & Insurance have spent their careers developing the resources necessary to invest in private companies. Before undertaking an investment, the Advisers' transaction team conducts a thorough and rigorous due diligence review of the opportunity to ensure the portfolio company fits our investment strategy.

Our Advisers' investment committee (the **"Investment Committee"**) is responsible for reviewing and approving our investment opportunities. The Investment Committee review process is consensus-driven, multi-step and iterative, and occurs in parallel with the diligence and structuring of investments. Others who participate in the Investment Committee process include the team responsible for conducting due diligence, others on the investing team and other senior members of Blackstone and Blackstone Credit & Insurance.

We have agreed to pay our Adviser a management fee at an annual rate of 1.0% of the average value of our gross assets at the end of the two most recently completed calendar quarters. We also pay the Adviser an income based incentive fee based on our aggregate pre-incentive fee net investment income from the calendar quarter then ending and the eleven preceding calendar quarters. See "*Advisory Agreements*" for more information.

The members of the senior management and investment team of the Advisers serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment

funds managed by the same personnel. As a result, the Advisers, their officers and employees and certain of their affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of their affiliated equipment funds. See *"Item 1A. Risk Factors—Risks Related to the Advisers and Their Affiliates"* and *"—Allocation of Investment Opportunities and Potential Conflicts of Interest"* for more information.

**Our Administrators**

Blackstone Private Credit Strategies LLC and Blackstone Alternative Credit Advisors LP serve as our Administrator and Sub-Administrator, respectively. The principal executive offices of our Administrators are located at 345 Park Avenue, New York, New York 10154. We reimburse the Administrator for the Administrators' costs, expenses and allocable overhead (including rent, office equipment and utilities) in performing their administrative obligations under the Administration Agreement and the Sub-Administration Agreement, as applicable. See "*Administration Agreements*" for more information.

**Blackstone Credit & Insurance**

Blackstone Credit & Insurance is the credit, asset based finance and insurance asset management business unit of Blackstone, which is the largest alternative asset manager in the world with leading investment businesses across asset classes. Blackstone's platform provides competitive advantages including scale, expertise across industries and capital structures, and deep relationships with companies and financial sponsors.

Blackstone's four business segments are real estate, private equity, credit and insurance, and multi-asset investing. Blackstone Credit & Insurance is an expansive, fully integrated credit platform, that includes private and liquid credit, infrastructure and asset based credit and insurance businesses. As of December 31, 2025, Blackstone had total assets under management (**"AUM"**) of approximately $1.3 trillion and Blackstone Credit & Insurance had total AUM of $443 billion.

Blackstone Credit & Insurance, through its affiliates, employed 730 people headquartered in New York and in offices globally as of December 31, 2025. Blackstone Credit & Insurance's 439 person investment team also includes a 127 person Office of the Chief Investment Officer (**"CIO"**) team, which consists of individuals focused on Underwriting & Execution, Capital Formation, Asset Allocation, Structuring, Asset Management, Portfolio Insights, and Portfolio Analytics.

Blackstone Credit & Insurance's Senior Managing Directors have on average 24 years of industry experience. The Company brings Blackstone Credit & Insurance's preeminent credit-focused investment platform to the exchange traded BDC industry.

**Market Opportunity**

We believe that there are and will continue to be significant investment opportunities in the targeted asset classes discussed below.

*Attractive Opportunities in Floating Rate, Senior Secured Loans*

We believe that opportunities in senior secured loans are significant because of the strong defensive characteristics of this asset class. While there is inherent risk in investing in any securities, senior secured debt is on the top of the capital structure and thus has priority in payment among an issuer's security holders (i.e., senior secured debt holders are due to receive payment before junior creditors and equity holders). Further, these investments are secured by the issuer's assets, which may be collateralized in the event of a default, if necessary. Senior secured debt often has restrictive covenants for the purpose of additional principal protection and ensuring repayment before junior creditors (i.e., most types of unsecured bondholders, and other security holders) and

preserving collateral to protect against credit deterioration. The senior secured loans we invest in will generally pay floating interest rates based on a variable base rate, such as the Secured Overnight Financing Rate (**"SOFR"**). By originating predominantly floating rate assets, the majority of which have a reference rate floor, and utilizing predominantly floating rate leverage, we aim to provide attractive yields even as the interest rate environment changes over time. We will seek to identify what we believe are compelling investment opportunities in floating rate, senior secured loans based on prevailing market conditions and continue to focus on current income and capital appreciation in an effort to generate attractive risk-adjusted returns for investors across various market environments.

### *Opportunity in U.S. Private Companies*

In addition to investing in senior secured loans generally, we believe that the market for lending to private companies within the United States is underserved and presents a compelling investment opportunity. We believe that the following characteristics support our belief:

*Secular Tailwinds in the Private Market, Including Private Credit.* One of the important drivers of growth in the strategy is the increasing secular tailwinds in the private markets (i.e., social or economic trends positively impacting private markets), including growing demand for private credit. Private equity funds with strategies focused on North America had over $1.5 trillion of "dry powder" (i.e., uncalled capital commitments) (as published by Preqin as of December 31, 2025), which should similarly drive demand for private capital. Further, financial sponsors and companies are becoming increasingly interested in working directly with private lenders as they are seeing the tremendous benefits versus accessing the public credit markets. The Company believes some of these benefits include faster execution and greater certainty, ability to partner with sophisticated lenders, a more efficient process, and in some instances fewer regulatory requirements. As a result, Blackstone Credit & Insurance benefits from greater flow of larger scale transactions that have become increasingly available to the direct lending universe over traditional banks and other financing institutions.

*Attractive Market Segment.* We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that private companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to public companies.

*Limited Investment Competition.* Despite the size of the market, we believe that regulatory changes and other factors have diminished the role of traditional financial institutions and certain other capital providers in providing financing to companies. As tracked by Leverage Commentary & Data (LCD), as of December 31, 2025 private credit markets financed 214 leveraged buyouts (**"LBOs"**) (84% of total LBOs in 2025) compared to the publicly syndicated markets, which financed only 42 (16% of total LBOs in 2025). In addition, due to bank consolidation, the number of banks has also declined during the past several decades, furthering the lack of supply in financing to private companies.

We also believe that lending and originating new loans to private companies generally requires a greater dedication of the lender's time and resources compared to lending to public companies, due in part to the size of each investment and the often fragmented nature of information available from these companies. Further, we believe that many investment firms lack the breadth and scale necessary to identify investment opportunities, particularly in regards to directly originated investments in private companies, and thus attractive investment opportunities are often overlooked.

### Blackstone Credit & Insurance Strengths

Blackstone Credit & Insurance is the world's largest third-party private credit manager and a key player in the direct lending space. Blackstone Credit & Insurance has experience scaling funds across its platform that

invest in all parts of the capital structure. Blackstone Credit & Insurance focuses on transactions where it can differentiate itself from other providers of capital, targeting sponsor-backed transactions and those where Blackstone Credit & Insurance can bring its expertise and experience in negotiating and structuring. We believe that Blackstone Credit & Insurance has the scale and platform to effectively manage a North American private credit investment strategy, offering investors the following potential strengths:

*Ability to Provide Scaled, Differentiated Capital Solutions*. We believe that the breadth and scale of Blackstone Credit & Insurance's platform, with $443 billion of AUM as of December 31, 2025, and affiliation with Blackstone provide a distinct advantage in sourcing and deploying capital toward proprietary investment opportunities and provide a differentiated capability to invest in large, complex opportunities. Scale allows for more resources to source, diligence and monitor investments, and may enable us to move up market where there is often less competition and may allow us to negotiate more favorable terms for investments. As of December 31, 2025, Blackstone Credit & Insurance is invested in over 5,100 issuers[1] across portfolios globally and has over 575 sponsor and advisor relationships, which we believe provides invaluable insight and access to a broad and diverse set of investment opportunities. Blackstone Credit & Insurance's focus on larger transactions and larger issuers is often associated with more established management teams and higher quality assets, which, in our experience, tend to better maintain their value through cycles and can serve to reduce investment risk. Blackstone Credit & Insurance offers its clients and borrowers a comprehensive solution across corporate and asset based, as well as investment grade and non-investment grade credit. Blackstone Credit & Insurance expects that in the current environment, where borrowers increasingly value the benefits of private credit, the ability to provide flexible, well-structured capital commitments in appropriate sizes will enable Blackstone Credit & Insurance to command more favorable terms for its investments.

*Established Origination Platform with Strong Credit Expertise.* The global presence of Blackstone Credit & Insurance generates access to a substantial amount of directly originated transactions with what Blackstone Credit & Insurance believes to be attractive investment characteristics. Over the last several years, Blackstone Credit & Insurance has expanded its origination and sponsor coverage footprint with regional offices in select markets. We anticipate capitalizing on Blackstone Credit & Insurance's global footprint and broad and diverse origination platform to provide, primarily, senior secured financings.

We believe that Blackstone Credit & Insurance can provide a significant pipeline of investment opportunities for us. Blackstone Credit & Insurance has a strong trading presence and actively monitors thousands of companies across the public and private markets through its $123 billion Liquid Corporate Credit platform, and as a result has deep insight across sectors and industries. Furthermore, we believe that Blackstone Credit & Insurance's strong reputation and longstanding relationships with corporate boards, management teams, leveraged buyout sponsors, financial advisors, and intermediaries position Blackstone Credit & Insurance as a partner and counterparty of choice, providing us with attractive sourcing capabilities. In Blackstone Credit & Insurance's experience, these relationships help drive substantial proprietary deal flow and insight into investment opportunities.

The Blackstone Credit & Insurance team has dedicated sector coverage across technology, healthcare and business services and is focused on making investments in what we characterize as "good neighborhoods," which are industries we believe are experiencing favorable tailwinds. In addition, the Blackstone Credit & Insurance team is able to leverage the expertise of other parts of Blackstone's business that specialize in these fields.

Over the last several years, Blackstone Credit & Insurance has expanded its North American origination and sponsor coverage footprint by opening regional offices in select markets. Blackstone Credit & Insurance has investment professionals across North America, Europe, Asia and Australia, and has developed a reputation for being a valued partner with the ability to provide speed, creativity, and assurance of transaction execution. We believe Blackstone Credit & Insurance's global presence may help Blackstone Credit & Insurance to more effectively source investment opportunities from private equity sponsors as well as directly from companies.

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[1] Reflects issuers across all asset types within Private Corporate Credit, Liquid Corporate Credit, and Infrastructure & Asset Based Credit.

*Value-Added Capital Provider and Partner Leveraging the Blackstone Credit & Insurance Value Creation Program.* Blackstone Credit & Insurance has established a reputation for providing creative, value-added solutions to address a company's financing requirements and we believe our ability to solve a need for a company can lead to attractive investment opportunities. In addition, Blackstone Credit & Insurance has access to the significant resources of the Blackstone platform, including the Blackstone Credit & Insurance Value Creation Program (the **"Value Creation Program"**), a global platform that intends to help Blackstone Credit & Insurance investments create meaningful value by leveraging the scale, network and expertise within the Blackstone platform. Specifically, the Value Creation Program focuses on three areas of improvement: (i) reducing costs by leveraging the scale and purchasing power of Blackstone through the Group Purchasing Organization (GPO), preferred partnerships and the Blackstone Sourcing Center; (ii) helping to create revenue generating opportunities from Value Creation Program introductions, which includes a network of over 400 Blackstone portfolio companies as of December 31, 2025; and (iii) providing valuable access to industry and functional experts within the Blackstone organization (including the Blackstone Portfolio Operations team which consists of over 100 internal resources as of December 31, 2025) who are focused on areas such as cybersecurity, sustainability, quant solutions, data science, healthcare, human resources, information technology, among others, and the network among portfolio companies.

Through the Value Creation Program, which the Company's portfolio companies can fully access, Blackstone has created $5 billion in implied value across Blackstone Credit & Insurance portfolio companies.[2]

*Flexible Investment Approach*. Blackstone Credit & Insurance believes that the ability to invest opportunistically throughout a capital structure is a meaningful strength when sourcing transactions and enables the Company to seek investments that provide the best risk/return proposition in any given transaction. Blackstone Credit & Insurance's creativity and flexibility with regard to deal-structuring distinguishes it from other financing sources, including traditional mezzanine providers, whose investment mandates are typically more restrictive. Over time, Blackstone Credit & Insurance has demonstrated the ability to negotiate favorable terms for its investments by providing creative structures that add value for an issuer. Blackstone Credit & Insurance will continue to seek to use this flexible investment approach to focus on principal preservation, while generating attractive returns throughout different economic and market cycles.

*Long-Term Investment Horizon*. Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. Unlike most private equity and venture capital funds, as well as many private debt funds, we will not be required to return capital to our shareholders once we exit a portfolio investment. We believe that freedom from such capital return requirements, which allows us to invest using a long-term focus, provides us with an attractive opportunity to increase total returns on invested capital.

*Disciplined Investment Process and Income-Oriented Investment Philosophy*. Blackstone Credit & Insurance employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. We believe Blackstone Credit & Insurance has generated attractive risk-adjusted returns in its investing activities throughout many economic and credit cycles by (i) maintaining its investment discipline; (ii) performing intensive credit work; (iii) carefully structuring transactions; and (iv) actively managing its portfolios. Blackstone Credit & Insurance's investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit

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[2] As of December 31, 2025. Numbers presented are calculated since inception of the Value Creation Program in 2016. Figures presented are based on data reported by portfolio companies and assets and not from financial statements of portfolio companies. While the data reported by portfolio companies and assets is believed to be reliable for purposes used herein, it is subject to change, and Blackstone has not fully verified, and does not assume responsibility for, the accuracy or completeness of this information. Represents the sum of (a) estimated identified annualized cost reduction opportunities multiplied by the Lincoln Observed New Third-Party M&A Buyouts Transaction Multiple, averaged over past 5 years and (b) annualized revenue from introductions across Blackstone portfolio companies multiplied by earnings before interest, taxes, depreciation and amortization (**"EBITDA"**) margin and multiple at the time of investment of the portfolio company. Estimates assume revenue enhancements and costs savings directly improve enterprise value or EBITDA margins and that such revenue gains or cost savings will endure for the period of time implied by multiples.

conditions at portfolio companies, which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation. Additionally, Blackstone Credit & Insurance's senior investment professionals have dedicated their careers to the leveraged finance and private equity sectors, and we believe that their experience in due diligence, credit analysis and ongoing management of investments is invaluable to the success of the North America direct lending investment strategy. Blackstone Credit & Insurance generally targets businesses with leading market share positions, sustainable barriers to entry, high free cash flow generation, strong asset values, liquidity to withstand market cycles, favorable underlying industry trends, strong internal controls and high-quality management teams.

*Strong Investment Track Record.* Blackstone Credit & Insurance's track record in private debt lending and investing in below investment grade credit dates back to the inception of Blackstone Credit & Insurance. Since 2005 through December 31, 2025, Blackstone Credit & Insurance has invested nearly $285 billion in capital in privately-originated transactions.[3] Blackstone Credit & Insurance believes that the depth and breadth of its team provides it with a competitive advantage in sourcing product on a global basis, structuring transactions and actively managing investments in the portfolio.

*Efficient Cost Structure.* We believe that we have an efficient cost structure, as compared to other publicly traded BDCs, with low operating expenses and financing costs. We believe our operating efficiency and senior investment strategy enable us to generate greater risk-adjusted investment returns for our investors relative to other publicly traded BDCs.

## Investment Strategy

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We will seek to meet our investment objectives by:

- utilizing the experience and expertise of the management team of the Advisers, along with the broader resources of Blackstone Credit & Insurance and Blackstone, in sourcing, evaluating and structuring transactions, subject to Blackstone's policies and procedures regarding the management of conflicts of interest;

- employing a defensive investment approach focused on long-term credit performance and principal protection, generally investing in loans with asset coverage ratios and interest coverage ratios that the Advisers believe provide substantial credit protection, and also seeking favorable financial protections, including, where the Advisers believe necessary, one or more financial maintenance and incurrence covenants (i.e., covenants that are tested when affirmative action is taken, such as the incurrence of additional debt and/or making dividend payments);

- focusing primarily on loans and securities of private U.S. companies, including syndicated loans, specifically larger and middle market companies. In many market environments, we believe such a focus offers an opportunity for superior risk-adjusted returns;

- maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio; and

- utilizing the power and scale of Blackstone and the Blackstone Credit & Insurance platform to offer operational expertise to portfolio companies through the Value Creation Program.

Under normal market conditions, we generally invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in secured debt investments and our portfolio is composed primarily of first lien senior secured and unitranche loans. To a lesser extent, we have and may continue to also invest in second lien, third lien, unsecured or subordinated loans and other debt and equity securities. In limited instances we may retain

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[3] Includes invested and committed capital for privately originated and anchor investments across private credit strategies and vehicles since 2005, including Direct Lending, Sustainable Resources, Mezzanine, and Opportunistic. Excludes liquid credit strategy investments.

the "last out" portion of a first-lien loan. In such cases, the "first out" portion of the first lien loan would receive priority with respect to payment over our "last out" position. In exchange for the higher risk of loss associated with such "last out" portion, we would earn a higher rate of interest than the "first out" position. We do not currently focus on investments in issuers that are distressed or in need of rescue financing. Subject to the limitations of the 1940 Act, we may invest in loans or other securities the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit & Insurance funds.

Although we do not expect a significant portion of our portfolio to be composed of second lien, third lien, unsecured or subordinated loans, there is no limit on the amount of such loans in which we may invest, subject to compliance with our 80% policy. We may purchase interests in loans or make other debt investments, including investments in senior secured bonds, through secondary market transactions in the "over-the-counter" market or directly from our target companies as primary market, directly originated or syndicated investments. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We have and may continue to also purchase or otherwise acquire minority interests in the form of common or preferred equity or equity-related securities, such as rights and warrants that may be converted into or exchanged for our Common Shares or other equity or the cash value of shares or other equity, in our target companies, generally in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm, or a finance company transaction (such as a joint venture). In addition, a portion of our portfolio may be composed of unsecured bonds, collateralized loan obligations (**"CLOs"**), other debt securities and derivatives, including total return swaps and credit default swaps. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure or otherwise make opportunistic investments.

Our investment strategy is expected to capitalize on Blackstone Credit & Insurance's scale and reputation in the market as an attractive financing partner to acquire our target investments at attractive pricing. We also expect to benefit from Blackstone's reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships with private equity firms that require financing for their transactions.

**Investment Selection**

When identifying prospective investment opportunities, the Advisers currently intend to rely on fundamental credit analysis in order to minimize the loss of the Company's capital. The Advisers expect to invest in companies generally possessing the following attributes, which they believe will help achieve our investment objectives:

*Leading, Defensible Market Positions.* The Advisers intend to invest in companies that they believe have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service their obligations in a range of economic environments. The Advisers will seek companies that they believe possess advantages in scale, scope, customer loyalty, product pricing, or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

*Proven Management Teams.* The Advisers focus on investments in which the target company has an experienced and high-quality management team with an established track record of success. The Advisers typically require companies to have in place proper incentives to align management's goals with the Company's goals.

*Private Equity Sponsorship.* Often the Advisers seek to participate in transactions sponsored by what they believe to be high-quality private equity firms. The Advisers believe that a private equity sponsor's willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, private equity sponsors of companies with significant investments at risk generally have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise, which could provide additional protections for our investments.

*Broad Exposure.* The Advisers seek to invest broadly among industries and issuers, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of the Company's portfolio.

*Viable Exit Strategy.* In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on our investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt instruments in which we will invest have stated maturities of five to eight years, we expect the majority to be redeemed or sold prior to maturity. These instruments often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. The investment team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the ability to utilize the entire resources of Blackstone Credit & Insurance, including the public market traders and research analysts, allows the Advisers to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

**Investment Process Overview**

Our investment activities are managed by our Advisers. The Advisers are responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

The investment professionals employed by Blackstone Credit & Insurance have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.

*Sourcing and Origination*

The private credit investment team, comprised of 114 dedicated investment professionals as of December 31, 2025, is responsible for establishing regular dialogue with, and coverage of, the financial advisory, corporate issuer, financial sponsor, legal and restructuring communities. The team also has regular contact with Wall Street firms, business brokers, industry executives and others who help identify direct origination investment opportunities. Blackstone Credit & Insurance seeks to be a value-added partner to its counterparties in connection with their capital needs, and believes that these relationships have driven, and will continue to drive, substantial proprietary deal flow and insight into investment opportunities.

The Company seeks to generate investment opportunities primarily through direct origination channels. The global presence of Blackstone Credit & Insurance generates access to a substantial amount of directly originated transactions with what it believes to be attractive investment characteristics. Blackstone Credit & Insurance's team has over 575 sponsor and advisor relationships with a primary focus on what it believes are the largest, highest quality, and most well-capitalized sponsors and advisors, leading to substantial repeat counterparties and making Blackstone Credit & Insurance a partner of choice to these sponsors. In addition to the depth and breadth of Blackstone Credit & Insurance's relationships, sponsor and advisor partners also seek to transact with Blackstone Credit & Insurance due to its value-add through the Value Creation Program by not only helping companies with operational support, but also potentially enhancing revenue generation and cost savings opportunities for Blackstone Credit & Insurance's portfolio companies, all of which further contribute to its origination efforts. With respect to syndicate and club deals, Blackstone Credit & Insurance has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit & Insurance also has a $123 billion Liquid Corporate Credit platform, which, we believe, allows us access to the secondary market for investment opportunities. Blackstone Credit & Insurance is invested in over 5,100 issuers[4] across its $443 billion platform which we believe offers us deep insight across all sectors and industries in our market.

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[4] As of December 31, 2025. Reflects issuers across all asset types within Private Corporate Credit, Liquid Corporate Credit, and Infrastructure & Asset Based Credit.

Blackstone Credit & Insurance aims to leverage the broader Blackstone network to generate additional deal flow. Blackstone's Private Equity platform has been built over the past 35 years and invests globally across industries in both established and growth-oriented structures. Blackstone's Real Estate group is the world's largest owner of commercial real estate. Blackstone's General Partnership Stakes group seeks to serve as a strategic partner to talented managers at all stages of their life cycles and help them build enduring franchises. Through such other business units of Blackstone, Blackstone Credit & Insurance aims to increase its connectivity and deepen sponsor relationships.

We believe that Blackstone Credit & Insurance's strong reputation and longstanding relationships with its broad network will help drive substantial proprietary deal flow and provide a significant pipeline of investment opportunities for us.

*Evaluation and Due Diligence*

The hallmark of Blackstone Credit & Insurance's approach to investing will continue to be defined by a rigorous due diligence process focused on downside protection and capital preservation. This process includes a thorough business review of the industry, competitive landscape, products, customers, returns on capital, strength of management team and consultation with outside advisors and industry experts, and benefits from Blackstone's global platform, offering broad access and insight. When a new investment opportunity is sourced, the Blackstone Credit & Insurance team spends time with management, analyzing the company's assets and its financial position. This initial assessment is then followed by extensive credit analysis, including asset valuation work; financial modeling and scenario analysis; cash flow and liquidity analyses; and legal, tax and accounting review. Blackstone Credit & Insurance's diligence process will also include a detailed review of key qualitative factors, including the strength of management, quality / strategic value of the company's assets, and potential operational risks. Further detail on this process is outlined below.

*Initial Review.* The investment team examines information furnished by the target company and external sources, including financial sponsors, banks, advisors and rating agencies, if applicable, to determine whether the investment meets our basic investment criteria within the context of proper allocation of our portfolio among various issuers and industries, and offers an acceptable probability of attractive returns with identifiable downside risk. Blackstone Credit & Insurance conducts detailed due diligence investigations. Given its incumbent positions, for the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated Blackstone Credit & Insurance research analyst, the results of which are available for the transaction team to review.

*Credit Analysis/Due Diligence.* Before undertaking an investment, the investment team conducts a thorough and rigorous due diligence review of the opportunity to ensure the company fits our investment strategy for originated investments, which may include:

- a full operational analysis to identify the key risks and opportunities of the target's business, including a detailed review of historical and estimated financial results;

- a detailed analysis of industry and customer dynamics, competitive position, regulatory, tax, legal, environmental, social and governance matters;

- a detailed financial modeling and scenario analysis;

- reference calls within the Blackstone network on the company and relevant industry outlook;

- on-site visits and customer and supplier reference calls, if deemed necessary;

- background checks to further evaluate management and other key personnel;

- a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

- a review of financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

- a review of management's experience and track record.

Third parties are often involved in the Advisers' due diligence process, whether they are hired by the Advisers or by the lead sponsor in a transaction. Utilizing consultants to help evaluate a business and test an investment thesis is typically very beneficial. When possible, the Advisers seek to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.

The foregoing initial assessment is then followed by extensive credit analysis, including asset valuation, financial analysis, cash flow analysis and scenario analysis, legal and accounting review, and comparable credit and equity analyses. A thorough assessment of structure and leverage of a transaction and how the particular investment fits into the overall investment strategy of the portfolio is conducted. Blackstone Credit & Insurance's typical investment process (including diligence) for an originated investment opportunity typically spans two to six months, from the initial screen through final approval and funding. Depending on the deal, each investment team typically consists of four to five investment professionals, consisting of a senior managing director, managing director, principal or vice president and associate and/or analyst.

The Investment Committee utilizes a consensus-driven approach and includes long-tenured professionals that have been with Blackstone Credit & Insurance on average of approximately 16 years and have approximately 24 years of industry experience: Brad Marshall, Michael Zawadzki, Michael Carruthers, Brad Colman, Justin Hall, Robert Horn, Valerie Kritsberg, Daniel Leiter, Ferdinand Niederhofer, Daniel Oneglia, Robert Petrini and Louis Salvatore. For transactions above certain size parameters, others who participate in the Investment Committee process include members of Blackstone senior leadership, Jonathan Gray, Michael Chae, Vikrant Sawhney, and Kenneth Caplan, as well as others on the investment team responsible for conducting due diligence, and other senior members of Blackstone Credit & Insurance and broader Blackstone. For certain investments, generally smaller investments where the Company is participating alongside other lenders in a "club" deal, providing an anchor order or purchasing broadly syndicated loans, the Investment Committee has delegated the authority to make an investment decision to the CIO or Portfolio Manager of a strategy or fund.

The Investment Committee review process is multi-step and iterative and occurs in parallel with the diligence and structuring of investments. The initial investment screening process involves an Investment Committee "Heads-Up" review presentation by the senior managing director leading a given transaction and members of the investment team. The Heads-Up review involves the production of a short memorandum with a focus on the following diligence items: an early diligence review of the underlying business fundamentals; expected return potential; expected investment size; assessment of key risks; and an appropriate initial diligence plan. At this point in the decision-making process, the Investment Committee will decide whether or not the investment team should proceed with deeper diligence on the investment opportunity.

Once in-depth diligence has commenced, the investment team compiles its findings, credit risks and mitigants, and preliminary transaction recommendation into a memorandum that is presented to a select group of senior managing directors in a weekly forum referred to as **"Office Hours."** Office Hours provides a subset of the Investment Committee the opportunity to review the investment team's detailed diligence findings in advance of presenting to the full Investment Committee, and to pose questions and recommendations to the investment team regarding its credit evaluation.

The ultimate results and findings of the investment analysis, including any follow up diligence items identified at Office Hours, are compiled in comprehensive investment memoranda that are used as the basis to support the investment thesis and are utilized by the Investment Committee (or delegate, if applicable) for final investment review and approval.

*Portfolio Monitoring*

Active management of our investments is performed by the team responsible for making the initial investment as well as by members of the Office of the CIO. Blackstone Credit & Insurance believes that actively managing an investment allows it to identify problems early and work with companies to develop constructive solutions when necessary. Blackstone Credit & Insurance will monitor our portfolio with a focus toward anticipating negative credit events. In seeking to maintain portfolio company performance and help to ensure a successful exit, Blackstone Credit & Insurance will work closely with, as applicable, the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company's business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company's board of directors or similar governing body.

Typically, Blackstone Credit & Insurance will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a monthly or quarterly basis from portfolio companies. Blackstone Credit & Insurance will use this data, combined with due diligence gained through contact with the company's customers, suppliers, competitors, market research and other methods, to conduct an ongoing rigorous assessment of the company's operating performance and prospects.

While the initial investment team remains primarily responsible for the collection, analysis, and dissemination of financial information received from portfolio companies, the portfolio managers and members of the Office of the CIO, which consisted of 127 professionals as of December 31, 2025, also review portfolio reporting on a daily, weekly, and monthly basis to identify early signs of outperformance or underperformance.

Blackstone Credit & Insurance maintains several formal forums to review and monitor the portfolio. Quarterly portfolio reviews are conducted to identify broad trends across the portfolio and assess recent performance. Blackstone Credit & Insurance conducts industry-specific reviews across both our private and liquids businesses to provide in-depth insights into particular sectors, bringing together comprehensive insights across our platform. In addition, bi-weekly portfolio screening committees and monthly Watch List Committee meetings are used for in-depth reviews of credits.

In instances of weaker than expected performance, members of the Office of the CIO, including over 20 professionals dedicated to asset management as of December 31, 2025, may work closely with deal teams to review and diligence the source of underperformance, re-underwrite the business, and develop a comprehensive strategy for go-forward management of the position. Blackstone Credit & Insurance's Asset Management Group, housed within the Office of the CIO, comprises a team of functionally-oriented professionals focused on three verticals: Financial Solutions, Operational Asset Management, and Legal / Restructuring. Financial Solutions provides detailed financial analysis, re-underwriting capabilities, and support for portfolio companies such as cash flow estimates or other financial management tools, as needed. Operational Asset Management assesses portfolio company processes, management, and operational capabilities to support and drive operational improvements. Operational Asset Management also is responsible for our Value Creation Program, which leverages the scale of the broader Blackstone platform in order to improve operations and profitability at Blackstone Credit & Insurance portfolio companies.

Financial reporting for portfolio companies is reviewed on a daily, weekly and monthly basis by deal teams and members of the Office of the CIO, including the Asset Management and Portfolio Insights teams. Blackstone Credit & Insurance utilizes a series of proprietary portfolio dashboards and automated reports to ensure responsible parties receive detailed information on a timely basis. Each week, all financial reporting results across the portfolio are aggregated and distributed to the portfolio management team for review. Portfolio company performance updates, including recent developments and go-forward action plans for underperforming assets, are reviewed at bi-weekly portfolio screening committee and monthly Watch List Committee meetings, which include members of the Investment Committee. Our formal Watch List, which is managed by the Office of the CIO, is reviewed at monthly Watch List Committee meetings, with interim updates as needed. The Watch

List Committee is comprised of members of the Investment Committee and includes investment professionals from both our Liquid Credit and Private Credit businesses. On a quarterly basis, the watch list is also reviewed in depth with Blackstone senior management including President and Chief Operating Officer Jonathan Gray, Chief Financial Officer Michael Chae, and Global Co-Chief Investment Officer Kenneth Caplan.

*Valuation Process*. Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the Securities and Exchange Commission (the **"SEC"**). With respect to investments for which market quotations are not readily available, the Board reviews the valuation recommendations of the Audit Committee of the Board (the **"Audit Committee"**) and determines the fair value of each investment in the portfolio in good faith, based on the input of the Audit Committee, the Advisers' valuation committee and where applicable, the independent valuation firms and other external service providers, based on procedures adopted by, and subject to the supervision of, the Board.

*Managerial Assistance*. As a BDC, we must offer, and provide upon request, significant managerial assistance to certain of our portfolio companies except where the Company purchases securities of an issuer in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance, including through the Value Creation Program. The Advisers and the Administrators will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than the Advisers, will retain any fees paid for such assistance.

### Exit

In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on its investments to include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt securities in which we will invest have stated maturities of five to eight years, based on Blackstone Credit & Insurance's past experience, we believe most of these securities will be redeemed or sold prior to maturity. These securities often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. However, there is no assurance that our investments will achieve realization events as a result of refinancings, sales of portfolio companies or public offerings and these realization events will become more unlikely when conditions in the credit and capital markets have deteriorated.

The investment team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the Advisers' ability to utilize the entire resources of Blackstone Credit & Insurance, including the public market traders, research analysts and capital markets functions, allows the Advisers to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

### Investments

As of December 31, 2025, the fair value of our investments was $14.2 billion in 316 portfolio companies.

As of December 31, 2025, the Company had unfunded delayed draw term loans and revolvers in the aggregate principal amount of $1.8 billion.

See the Consolidated Schedule of Investments as of December 31, 2025 in our consolidated financial statements in "*Item 8. Financial Statements and Supplementary Data—Consolidated Schedule of Investments*" for more information on these investments.

**Allocation of Investment Opportunities and Potential Conflicts of Interest**

*General*

Blackstone Credit & Insurance, including the Advisers, provides investment management services to other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone Credit & Insurance may establish (other than the Company) (collectively, the **"Other Blackstone Credit & Insurance Clients"**). In addition, Blackstone provides investment management services to Blackstone Clients (as defined below). See *"Item 1A. Risk Factors—Risks Related to the Advisers and Their Affiliates—There may be conflicts of interest related to obligations that the Advisers' senior management and investment team have to Other Clients."*

Blackstone and Blackstone Credit & Insurance will share appropriate investment and sale opportunities with Other Clients (as defined below) and the Company in accordance with the Investment Advisers Act of 1940, as amended (the **"Advisers Act"**) and Blackstone or Blackstone Credit & Insurance allocation policies, as applicable, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size. Subject to the Advisers Act and as further set forth in this annual report, certain Other Clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Clients' respective governing agreements.

In addition, as a BDC regulated under the 1940 Act, the Company is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely in certain circumstances limit the Company's ability to make investments or enter into other transactions alongside Other Clients.

*Co-Investment Relief*

We have in the past co-invested, and in the future will co-invest, with certain affiliates of Blackstone and the Advisers. We have received an exemptive order from the SEC that permits us and other Regulated Funds (as defined below), among other things, to co-invest with certain other persons, including other Regulated Funds, certain affiliates of Blackstone, Blackstone and certain funds managed and controlled by Blackstone and its affiliates, subject to certain terms and conditions. See *"Item 13. Certain Relationships and Related Transactions, and Director Independence—Transactions with Related Persons—Co-Investment Relief."*

**Capital Resources and Borrowings**

As a RIC, we intend to distribute substantially all of our investment company taxable income (as that term is defined in the Code, determined without regard to the deduction for dividends paid) to our shareholders. We anticipate generating cash in the future from the issuance of shares and cash flows from operations, including interest received on our debt investments.

Additionally, we are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, is at least equal to 150% immediately after each such issuance. As of December 31, 2025, the Company's asset coverage was 177.1%.

Furthermore, while any indebtedness and senior securities remain outstanding, we must take provisions to prohibit any distribution to our shareholders (which may cause us to fail to distribute amounts necessary to avoid entity-level taxation under the Code), or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. In addition, we must also comply with positive and negative covenants customary for these types of facilities. See *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources."*

**Advisory Agreements**

The Advisers provide management services to us pursuant to the investment advisory agreement between us and the Adviser (the **"Investment Advisory Agreement"**) and the sub-advisory agreement among us, the Adviser and the Sub-Adviser (the **"Sub-Advisory Agreement"** and, together with the Investment Advisory Agreement, the **"Advisory Agreements"**). The Advisory Agreements have been approved by the Board. Under the terms of the Advisory Agreements, the Advisers are responsible for the following:

- determining the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes in accordance with our investment objectives, policies and restrictions;

- identifying investment opportunities and making investment decisions for us, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on our behalf;

- monitoring our investments;

- performing due diligence on prospective portfolio companies;

- exercising voting rights in respect of portfolio securities and other investments for us;

- serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies;

- negotiating, obtaining and managing financing facilities and other forms of leverage; and

- providing us with such other investment advisory and related services as we may, from time to time, reasonably require for the investment of capital.

The Advisers' services under the Advisory Agreements are not exclusive, and they are free to furnish similar services to other entities, and they intend to do so, so long as their services to us are not impaired.

Pursuant to the Investment Advisory Agreement, we pay our Adviser a fee for investment advisory and management services consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders. The sub-advisory fees payable to the Sub-Adviser under the Sub-Advisory Agreement will be paid by the Adviser out of its own advisory fees rather than paid separately by us. For additional information, see *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Expenses"* and *"Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3. Agreements and Related Party Transactions."*

*Management Fees*

The management fee is payable quarterly in arrears at an annual rate 1.0% of the average value of our gross assets at the end of the two most recently completed calendar quarters. For purposes of the Investment Advisory Agreement, "**gross assets**" means our total assets determined on a consolidated basis in accordance with accounting principles generally accepted in the United States (**"GAAP"**), excluding undrawn commitments but including assets purchased with borrowed amounts.

*Incentive Fees*

The incentive fees consist of two components that are determined independently of each other, with the result that one component may be payable even if the other is not. One component of the incentive fee is based on our income and the other component is based on of our capital gains, each as described below.

*(i) Income Based Incentive Fee*

The first part of the incentive fee, an income based incentive fee, is based on the Company's Pre-Incentive Fee Net Investment Income Returns. **"Pre-Incentive Fee Net Investment Income Returns"** means, as the context

requires, either the dollar value of, or percentage rate of return on the value of the Company's net assets at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company's operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee).

Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind (**"PIK"**) interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income Returns excludes any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The Company excludes the impact of expense support payments and recoupments from pre-incentive fee net investment income.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of the Company's net assets at the end of the immediately preceding quarter, is compared to a **"hurdle rate"** of return of 1.5% per quarter (6.0% annualized).

Pursuant to the Investment Advisory Agreement, the Company is required to pay an income based incentive fee of 17.5%, with a 1.5% hurdle and 100% catch-up.

The Company pays its Adviser an income based incentive fee based on its aggregate pre-incentive fee net investment income, as adjusted as described above, from the calendar quarter then ending and the eleven preceding calendar quarters (such period, the **"Trailing Twelve Quarters"**).

The hurdle amount for the income based incentive fee will be determined on a quarterly basis and is equal to 1.5% multiplied by the Company's net asset value (**"NAV"**) at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments for issuances by the Company of Common Shares, including issuances pursuant to its dividend reinvestment plan and distributions that occurred during the relevant Trailing Twelve Quarters. The income based incentive fee for any partial period will be appropriately prorated.

For the income based incentive fee, the Company will pay the Adviser a quarterly incentive fee based on the amount by which (A) aggregate pre-incentive fee net investment income in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the **"Excess Income Amount."**

The income based incentive fee for each quarter will be determined as follows:

- No income based incentive fee is payable to the Adviser for any calendar quarter for which there is no Excess Income Amount.

- The Adviser will be paid 100% of the pre-incentive fee net investment income in respect of the Trailing Twelve Quarters, if any, that exceeds the hurdle amount for such Trailing Twelve Quarters, but is less than or equal to an amount, which the Company refers to as the **"Catch-up Amount,"** determined as the sum of 1.82% (7.27% annualized), multiplied by the Company's NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters that is included in the calculation of the incentive fee based on income.

- The Adviser will be paid 17.5%, of the pre-incentive fee net investment income in respect of the Trailing Twelve Quarters that exceeds the Catch-up Amount.

The amount of the income based incentive fee that will be paid to the Adviser for a particular quarter will equal the excess of (a) the income based incentive fee so calculated over (b) the aggregate income based

incentive fee that was paid in respect of the first eleven calendar quarters included in the relevant Trailing Twelve Quarters subject to the Incentive Fee Cap as described below.

The income based incentive fee that will be paid to the Adviser for a particular quarter is subject to a cap (the **"Incentive Fee Cap"**). The Incentive Fee Cap for any quarter is an amount equal to (a) 17.5% of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate income based incentive fee that was paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

**"Cumulative Net Return"** means (x) the pre-incentive fee net investment income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss (as defined below), if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company will pay no income based incentive fee to the Adviser for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the income based incentive fee that is payable to the Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an income based incentive fee to the Adviser equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the income based incentive fee that is payable to the Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an income based incentive fee to the Adviser equal to the incentive fee calculated as described above for such quarter without regard to the Incentive Fee Cap.

**"Net Capital Loss"** in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

These calculations are prorated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive Pre-Incentive Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses. In no event will the amendments to the income based incentive fee to include the three year income and total return lookback features allow the Adviser to receive greater cumulative income based incentive fees under the Investment Advisory Agreement than it would have under the prior investment advisory agreement.

The following is a graphical representation of the calculation of the Incentive Fee based on income:

**Incentive Fee Based on Income**

**Percentage of pre-incentive fee net income comprising the Incentive Fee based on Income
(expressed as an annualized rate[1] of return on the value of net assets as of the beginning of each of the
quarters included in the Trailing Twelve Quarters)**



(1)    The income based incentive fee is determined on a quarterly basis but has been annualized for purposes of the above diagram. The diagram also does not reflect the Incentive Fee Cap.

*(ii) Capital Gains Based Incentive Fee*

Since the consummation of the IPO, the second part of the incentive fee, a capital gains based incentive fee, has been determined and payable in arrears as of the end of each calendar year in an amount equal to 17.5% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees as calculated in accordance with GAAP.

The Company will accrue, but will not pay, a capital gains based incentive fee with respect to unrealized appreciation because a capital gains based incentive fee would be owed to the Adviser if the Company were to sell the relevant investment and realize a capital gain.

The fees that are payable under the Investment Advisory Agreement for any partial period are appropriately prorated.

**Administration Agreements**

Under the terms of the Administration Agreements, the Administrators provides, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of our Board, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. We will reimburse the Administrators for their costs, expenses and allocable portion of overhead (including rent, office equipment and utilities) in connection with the services performed for us pursuant to the terms of the Administration Agreements. In addition, pursuant to the terms of the Administration Agreements, the Administrators may delegate their obligations under the Administration Agreements to an affiliate or to a third party and we will reimburse the Administrator, and the Administrator will reimburse the Sub-Administrator, for any services performed for us by such affiliate or third party. Under the Sub-Administration Agreement, the Administrator will reimburse the Sub-Administrator for certain costs and expenses incurred by the Sub-Administrator in performing its obligations under the Sub-Administration Agreement. The costs and expenses of the Sub-Administrator that are eligible for reimbursement by the Administrator will be reasonably allocated to the Company on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator. The Administrator has outsourced, and may continue to outsource, certain administrative duties provided to the Company to third parties, and the Administrator will pay the third parties accordingly. State Street Bank and Trust Company (**"State Street Sub-Administrator"**) serves as our third-party sub-administrator. The Administrator has utilized, and in the future will continue to utilize, the State Street Sub-Administrator to assist in the provision of administrative services. The State Street Sub-Administrator receives compensation from the Administrator for its provision of sub-administrative services under the sub-administration agreement between the Administrator and the State Street Sub-Administrator.

**Certain Terms of the Advisory Agreements and Administration Agreements**

Each of the Advisory Agreements and the Administration Agreements has been approved by the Board. Unless earlier terminated as described below, each of the Advisory Agreements and the Administration Agreements will remain in effect from year-to-year if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the trustees who are not parties to the Advisory Agreements or "interested persons" (as such term is defined in Section 2(a)(19) of the

1940 Act) (the **"Independent Trustees"**). We may terminate the Advisory Agreements or the Administration Agreements, without payment of any penalty, upon 60 days' written notice. The decision to terminate any agreement may be made by a majority of the Board or the shareholders holding a majority outstanding voting securities, which means the lesser of (1) 67% or more of such company's voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company. In addition, the Adviser may terminate the Investment Advisory Agreement or the Sub-Advisory Agreement upon 60 days' written notice, the Sub-Adviser may terminate the Sub-Advisory Agreement upon 90 days' written notice and the Administrator and Sub-Administrator may terminate the Administration Agreement and the Sub-Administration Agreement, respectively, upon 60 days' written notice, without payment of any penalty. The Advisory Agreements will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of their assignment.

The Advisers and the Administrators shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Company in connection with the matters to which the Advisory Agreements and Administration Agreements, respectively, relate, provided that the Advisers and the Administrators shall not be protected against any liability to the Company or its shareholders to which the Advisers or Administrators would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (**"disabling conduct"**). Each of the Advisory Agreements and the Administration Agreements provides that, absent disabling conduct, each of our Advisers and our Administrators, as applicable, and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of our Advisers' services under the Advisory Agreements and our Administrators' services under the Administration Agreements or otherwise as advisers or administrators for us. The Advisers and the Administrators shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by the Advisers or the Administrators in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where the Advisers or Administrators had reasonable cause to believe their conduct was unlawful.

**Distributions**

We generally intend to distribute substantially all of our available earnings annually by paying distributions on a quarterly basis, as determined by the Board in its discretion. We cannot assure investors that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our distributions will generally be paid from current and/or accumulated tax earnings and profits, which includes interest income and capital gains generated by our investment portfolio, and any other income, including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees, that we receive from portfolio companies, if any. However, if we do not have sufficient current and/or accumulated tax earnings and profits to support our distributions, all or a part of such a distribution may be characterized as a return of capital for U.S. tax purposes. The specific tax characteristics of our dividends and other distributions are reported to shareholders after the end of each calendar year. See "*Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Distributions and Dividend Reinvestment*" and *"Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 9. Net Assets"* for additional information on our distributions and dividend reinvestment plan.

**Share Repurchase Plan**

In February 2026, the Board authorized a share repurchase plan, under which we may repurchase up to $250 million in the aggregate of our outstanding Common Shares in the open market at prices below our NAV per share for a one-year term, in accordance with the guidelines specified in Rule 10b-18 of the Exchange Act (the **"2026 10b-18 Plan"**). The timing, manner, price and amount of any share repurchases will be determined by us, in our sole discretion, based upon the evaluation of economic and market conditions, stock price, applicable legal and regulatory requirements and other factors. The 2026 10b-18 Plan does not require us to repurchase any specific number of Common Shares or any Common Shares at all. Consequently, we cannot assure shareholders that any specific number of Common Shares, if any, will be repurchased under the 2026 10b-18 Plan. The 2026 10b-18 Plan may be suspended, extended, modified or discontinued at any time.

**Competition**

We compete for investments with other BDCs, investment funds and a variety of other investors (including private credit funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products, specialty finance companies), as well as traditional financial services companies such as commercial banks and other sources of funding (including other investment vehicles managed by affiliates of Blackstone). These other BDCs and investment funds and other investors might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in middle market private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors' pricing, terms or structure. If we are forced to match our competitors' pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in middle market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC.

For additional information concerning the competitive risks we face, see *"Item 1A. Risk Factors—Risks Related to Our Business and Structure."*

**Human Resource Capital**

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Advisers or their affiliates pursuant to the terms of the Advisory Agreements and the Administrators or their affiliates pursuant to the Administration Agreements. Each of our executive officers described herein is employed by the Advisers or their affiliates. Our day-to-day investment operations are managed by the Advisers. The services necessary for the sourcing and administration of our investment portfolio will be provided by investment professionals employed by the Advisers or their affiliates. The investment team will focus on origination, non-originated investments and transaction development and the ongoing monitoring of our investments.

**Regulation as a Business Development Company**

The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

*Qualifying Assets*. Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as **"Qualifying Assets"** unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company's total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An **"Eligible Portfolio Company"** is defined in the 1940 Act as any issuer which:

    (a) is organized under the laws of, and has its principal place of business in, the United States;

    (b) is not an investment company (other than a small business investment company wholly-owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

    (c) satisfies any of the following:

        (i) does not have any class of securities that is traded on a national securities exchange;

        (ii) has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

        (iii) is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

        (iv) is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2) Securities of any Eligible Portfolio Company controlled by the BDC.

(3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4) Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the BDC already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6) Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

*Significant Managerial Assistance.* A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of

securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company's officers or other organizational or financial guidance.

*Temporary Investments.* Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.

*Warrants.* Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC's total outstanding shares.

*Leverage and Senior Securities; Coverage Ratio.* We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would equal at least 150% immediately after each such issuance. On September 25, 2018, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we are required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We are also permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.

We have established asset based credit facilities and may establish future facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. Our existing financing facilities bear, and it is anticipated that any future credit facilities will bear interest at floating rates at to be determined spreads over SOFR or another reference rate. Shareholders indirectly bear the costs associated with any borrowings under a credit facility or otherwise, including increased management fees payable to the Adviser as a result of such borrowings. Our current credit facilities require us, and future lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We also issued unsecured bonds and may have additional bond offerings in the future.

We may enter into a total return swap (**"TRS"**) agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers

lower financing costs than are offered through more traditional borrowing arrangements. The Company would typically have to post collateral to cover this potential obligation. To the extent the Company complies with the applicable requirements of Rule 18f-4, the leverage incurred through TRS will not be considered a borrowing for purposes of the Company's overall leverage limitation.

We have also created leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle and may enter into other debt securitizations in the future. Debt securitizations (including in CLOs) are a form of secured financing, which would generally be consolidated on our financial statements and subject to our overall asset coverage requirement. There can be no assurance that we will be able to obtain a CLO debt securitization on favorable terms or at all or that any such financing will benefit our investment performance. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.

*Code of Ethics.* We and the Advisers have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements. You may obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

*Affiliated Transactions.* We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our trustees who are not interested persons and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us and other Regulated Funds to, among other things, co-invest with certain other persons, including other Regulated Funds, certain affiliates of Blackstone, Blackstone and certain funds managed and controlled by Blackstone and its affiliates, subject to certain terms and conditions.

*Other.* We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the Exchange Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company's shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

**Proxy Voting Policies and Procedures**

We have delegated our proxy voting responsibility to the Advisers. The Proxy Voting Policies and Procedures of the Advisers are set forth below. The guidelines are reviewed periodically by the Advisers, and, accordingly, are subject to change.

As investment advisers registered under the Advisers Act, the Advisers have a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to their own interests. Rule 206(4)-6 under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.

### *Proxy Policies*

The Advisers' policies and procedures are reasonably designed to ensure that the Advisers vote proxies in the best interest of the Company and addresses how they will resolve any conflict of interest that may arise when voting proxies and, in so doing, to maximize the value of the investments made by the Company, taking into consideration the Company's investment horizons and other relevant factors. The Advisers will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by their clients. Although the Advisers will generally vote against proposals that may have a negative impact on their clients' portfolio securities, they may vote for such a proposal if there exists compelling long-term reasons to do so.

Decisions on how to vote a proxy generally are made by the Advisers. The Investment Committee and the members of the investment team covering the applicable security often have the most intimate knowledge of both a company's operations and the potential impact of a proxy vote's outcome. Decisions are based on a number of factors which may vary depending on a proxy's subject matter, but are guided by the general policies described in the proxy policy. In addition, the Advisers may determine not to vote a proxy after consideration of the vote's expected benefit to clients and the cost of voting the proxy. To ensure that a vote is not the product of a conflict of interest, the Advisers will require the members of the Investment Committee to disclose any personal conflicts of interest they may have with respect to overseeing a Company's investment in a particular company.

### *Proxy Voting Records*

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Blackstone Private Credit Strategies LLC and Blackstone Credit BDC Advisors LLC, 345 Park Avenue, New York, NY 10154.

## Material U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to the Company. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of our Common Shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

The Company has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code.

To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Company must, among other things: (1) have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year; (2) have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year; (3) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly traded partnerships that are treated as

partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a **"Qualified Publicly Traded Partnership"**); and (4) diversify its holdings so that, at the end of each quarter of each taxable year of the Company (a) at least 50% of the value of the Company's total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Company's total assets and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Company's total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Company controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships (described in clause 3(b) above).

As a RIC, the Company generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year. The Company intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gain.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Company must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Company will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.

A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Company in October, November, or December with a record date in such a month and paid by the Company during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If the Company fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in any taxable year, the Company would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as "qualified dividend income" in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Company could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

**Reporting Obligations and Available Information**

We furnish our shareholders with annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law. We are required to comply with all periodic reporting, proxy solicitation and other applicable requirements under the Exchange Act.

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Definitive Proxy Statements on Schedule 14A, and our trustees, officers and 10% beneficial owners file reports on Forms 3, 4 and 5 pursuant to section 16(a) of the Exchange Act. The SEC maintains a website (www.sec.gov)

that contains reports, proxy and information statements, and other information. We have made available free of charge on our website (www.bxsl.com) our annual reports on Form 10-K, quarterly reports on Form 10-Q, our current reports on Form 8-K and our governing documents.

## Item 1A. Risk Factors.

*Investing in our Common Shares involves a number of significant risks. In addition to the other information contained in this annual report, shareholders should consider carefully the following information before making an investment in our Common Shares. The risks set forth below are not the only risks we face. Such additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Shares could decline, and shareholders may lose all or part of their investment.*

## A.    Risks Related to Our Business and Structure

***Price declines in the medium and large-sized U.S. corporate debt market may adversely affect the fair value of our portfolio, reducing our NAV through increased net unrealized depreciation.***

During the 2008-2009 financial crisis, many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders and/or, in the case of hedge funds and other investment vehicles, to satisfy widespread redemption requests. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with falling underlying credit values, and other constraints resulting from the credit crisis generating further selling pressure. If similar events occurred in the medium and large-sized U.S. corporate debt market, our NAV could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations and the market price of our Common Shares.

***Our ability to achieve our investment objectives depends on the ability of the Advisers to manage and support our investment process. If the Advisers or Blackstone Credit & Insurance were to lose any members of their respective senior management teams, our ability to achieve our investment objectives could be significantly harmed.***

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of the broader networks of the Advisers and their affiliates as well as the persons and firms our Advisers may retain to provide services on our behalf. The Advisers evaluate, negotiate, structure, execute, monitor and service our investments. Our future success depends to a significant extent on the continued service and coordination of Blackstone Credit & Insurance and its senior management team. The departure of any members of Blackstone Credit & Insurance's senior management team could have a material adverse effect on our ability to achieve our investment objectives.

Our ability to achieve our investment objectives depends on the Advisers' ability to identify and analyze, and to invest in, finance and monitor companies that meet our investment criteria. The Advisers' capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objectives, the Advisers may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process.

There is increasing competition among financial sponsors, investment banks and other investors for hiring and retaining qualified investment professionals, and there can be no assurance that the Advisers will be able to find qualified investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

The Advisory Agreements have each been approved pursuant to Section 15 of the 1940 Act. In addition, the Advisory Agreements each have termination provisions that allow the parties to terminate the agreements. The Investment Advisory Agreement may be terminated at any time, without penalty, by us or by the Adviser upon 60 days' written notice. The Sub-Advisory Agreement may be terminated by us or the Adviser upon 60 days' written notice to the Sub-Adviser or by the Sub-Adviser upon 90 days' written notice to the Adviser. If the Investment Advisory Agreement or the Sub-Advisory Agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event the Investment Advisory Agreement or the Sub-Advisory Agreement is terminated, it may be difficult for us to replace the Adviser or the Sub-Adviser. If the Investment Advisory Agreement or the Sub-Advisory Agreement is terminated and no suitable replacement is found to manage us, we may not be able to achieve our investment objectives. Furthermore, we may incur certain costs in connection with a termination of the Investment Advisory Agreement or the Sub-Advisory Agreement.

***Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of the Advisers to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.***

The Advisers depend on their broader organization's relationships with private equity sponsors, investment banks and commercial banks and others, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Advisers or their broader organization fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the Advisers or their broader organization have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

***We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.***

We compete for investments with other BDCs, investment funds and a variety of other investors (including private credit funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products, specialty finance companies), as well as traditional financial services companies such as commercial banks and other sources of funding (including other investment vehicles managed by affiliates of Blackstone). These other BDCs and investment funds and other investors might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in U.S. private companies. As a result of these new competitors entering the financing markets in which we operate, competition for investment opportunities in U.S. private companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors' pricing, terms or structure. If we are forced to match our competitors' pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in U.S. private companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

***We may have difficulty sourcing investment opportunities.***

We cannot assure investors that we will be able to locate a sufficient number of suitable investment opportunities to allow us to deploy all available capital successfully. In addition, privately-negotiated investments in loans and illiquid securities of private middle market companies require substantial due diligence and structuring, and we cannot assure investors that we will achieve our anticipated investment pace. As a result, investors will be unable to evaluate any future portfolio company investments prior to purchasing our Common Shares. Our shareholders will have no input with respect to investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our Common Shares. To the extent we are unable to deploy all available capital, our investment income and, in turn, our results of operations, will likely be materially adversely affected. There is no assurance that we will be able to consummate investment transactions or that such transactions will be successful. Blackstone Credit & Insurance, the Company and their affiliates may also face certain conflicts of interests in connection with any transaction, including any warehousing transaction, involving an affiliate.

***We face risks associated with the deployment of our capital.***

In light of the nature of our periodic public offerings in relation to our investment strategy and the need to be able to deploy potentially large amounts of capital quickly to capitalize on potential investment opportunities, if we have difficulty identifying suitable investments on attractive terms, there could be a delay between the time we receive net proceeds from the sale of our Common Shares in any periodic public offering and the time we invest the net proceeds. Our proportion of privately-negotiated investments may be lower than expected. We may also from time to time hold cash pending deployment into investments or have less than our targeted leverage, which cash or shortfall in target leverage may at times be significant, particularly at times when we are receiving high amounts of offering proceeds and/or times when there are few attractive investment opportunities. Such cash may be held in an account for the benefit of our shareholders that may be invested in money market accounts or other similar temporary investments, each of which is subject to management fees.

In the event we are unable to find suitable investments, such cash may be maintained for longer periods which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of net investment income to you. It is not anticipated that the temporary investment of such cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest, and investors should understand that such low interest payments on the temporarily invested cash may adversely affect overall returns. In the event we fail to timely invest the net proceeds of sales of our Common Shares or do not deploy sufficient capital to meet our targeted leverage, our results of operations and financial condition may be adversely affected.

***As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.***

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined pursuant to policies adopted by, and subject to the oversight of, our Board. There is not a public market for the securities of the privately-held companies and certain other private assets in which we invest. Many of our investments are not publicly-traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith as required by the 1940 Act. In connection with striking a NAV as of a date other than quarter-end for share issuances and repurchases, the Company will consider whether there has been a material change to such investments as to affect their fair value, but such analysis may be more limited than the quarter-end process.

As part of the valuation process, we will generally take into account relevant factors in determining the fair value of the Company's investments, without market quotations, many of which are loans, including and in

combination, as relevant: (i) the portfolio company's ability to make payments based on its earnings and cash flow, (ii) the estimated enterprise value of a portfolio company, (iii) the nature and realizable value of any collateral, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company's securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. Our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially differ from the value that we may ultimately realize upon the sale of one or more of our investments. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from what was previously the value, and such differences could be material.

***There is a risk that investors in our Common Shares may not receive distributions or that our distributions may decrease over time.***

All distributions are and will be paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time. We cannot assure shareholders that we will continue to pay distributions to our shareholders in the future. We may not achieve investment results that will allow us to make a specified or stable level of cash distributions and our distributions may decrease over time. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions.

***The amount of any distributions we may make is uncertain. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from any securities offering. Therefore, portions of the distributions that we make may represent a return of capital to a shareholder that will lower such shareholder's tax basis in its shares and reduce the amount of funds we have for investment in targeted assets.***

We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income, cash flow from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from the Adviser or the Administrator, if any. Our ability to pay distributions, if any, might be adversely affected by, among other things, the impact of one or more of the risk factors described in this annual report. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC may limit our ability to pay distributions. All distributions are and will be paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time. We cannot assure shareholders that we will continue to pay distributions to our shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our prior offerings or from borrowings or sources other than net investment income in anticipation of future cash flow, which may constitute a return of shareholders' capital. A return of capital is a return of a shareholder's investment, rather than a return of earnings or gains derived from our investment activities. A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder's basis in its shares; however, the shareholder's basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. To the extent that the amount of the return of capital exceeds the shareholder's basis in its shares, such excess amount will be treated as gain from the sale of the shareholder's shares. Distributions from the proceeds of our prior offerings or from borrowings also could reduce the amount of capital we ultimately invest in our portfolio companies.

*We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from securities offerings, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).*

Any distributions made from sources other than cash flow from operations or relying on fee or expense reimbursement waivers, if any, from the Adviser or the Administrator are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or the Administrator continues to make such expense reimbursements, if any. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our dividend reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Shareholders should also understand that our future repayments to the Adviser will reduce the distributions that they would otherwise receive. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. The Adviser and the Administrator have no obligation to waive fees or receipt of expense reimbursements, if any.

*As a public reporting company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.*

As a public reporting company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. Maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management's time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

*Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.*

We, our portfolio companies and other counterparties are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders, potentially with retroactive effect. Anticipating policy changes and reforms may be particularly difficult during periods of heightened partisanship at the federal, state and local levels, including due to the divisiveness surrounding populist movements, political disputes and socioeconomic issues. The failure to accurately anticipate the possible outcome of such changes and/or reforms could have a material adverse effect on our returns.

In addition, policy changes impacting the financial services industry could impose additional costs, require significant attention of senior management and personnel or require us or our portfolio companies to change or limit the manner in which we or our portfolio companies conduct business. While this risk may increase or decrease with changing U.S. presidential administrations and different expressed policy priorities, we cannot predict at this time whether and the extent to which the current U.S. presidential administration and senior officials at the SEC and other federal agencies will pursue any specific policy priorities or changes. In addition, uncertainty regarding legislation and regulations affecting the financial services industry or taxation could adversely impact our business or the business of our portfolio companies.

Additionally, any changes to or repeal of the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this annual report and may result in our investment focus shifting from the areas of expertise of the Advisers to other types of investments in which the Advisers may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our financial condition and results of operations and the value of a shareholder's investment.

***Trade negotiations and related government actions may create regulatory uncertainty for our portfolio companies and our investment strategies and adversely affect the profitability of our portfolio companies.***

In recent years, the U.S. government has taken substantial actions with respect to international trade policy, including seeking to renegotiate certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries. The U.S. government has also imposed, and may in the future impose further, tariffs on certain foreign goods, such as steel and aluminum, from various countries, including China, Canada and Mexico. Some foreign governments, including China, Canada and Mexico, have threatened or instituted retaliatory tariffs on certain U.S. goods. In February 2026, the U.S. Supreme Court ruled that many of the tariffs recently imposed by the U.S. government exceeded its authority, thereby invalidating many, but not all, of such tariffs. Subsequent to the U.S. Supreme Court's ruling, the U.S. presidential administration raised potential alternative means through which the administration could impose tariffs. Increased tariffs on goods imported from China, Canada, Mexico and other countries could further increase costs, decrease margins and reduce the competitiveness of products and services offered by our portfolio companies. Such uncertainty and/or tariffs or counter-measures could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on imported goods.

There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy in response to the U.S. Supreme Court's ruling. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could create further regulatory uncertainty for our portfolio companies and adversely affect their businesses and financial conditions, particularly to the extent the revenues and profitability of their businesses rely on goods imported from outside of the United States.

***Financial regulatory changes in the United States could adversely affect our business.***

The financial services industry continues to be the subject of heightened regulatory scrutiny in the United States. There has been active debate over the appropriate extent of regulation and oversight of investment funds and their managers. We may be adversely affected as a result of new or revised regulations imposed by the SEC or other U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by these governmental authorities and self-regulatory organizations. Further, new regulations or interpretations of existing laws may result in enhanced disclosure obligations, including with respect to sustainability matters, which could negatively affect us and materially increase our regulatory burden. Increased regulations generally increase our costs, and we could continue to experience higher costs if new laws require us to spend more time or buy new technology to comply effectively.

Conversely, potential deregulation of the banking industry in the United States, including a rollback of existing regulatory requirements, could adversely affect the private credit industry and, consequently, our investment strategy, portfolio performance and overall returns.

Any changes in the regulatory framework applicable to our business, including the changes described above, may impose additional compliance and other costs, increase regulatory investigations of the investment activities of our funds, require the attention of our senior management, affect the manner in which we conduct our business

and adversely affect our profitability. The full extent of the impact on us of any new laws, regulations or initiatives that may be proposed is impossible to determine.

***We, the Advisers and their affiliates are subject to regulatory oversight, which could negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.***

Our business and the businesses of the Advisers and their respective affiliates are subject to extensive regulation, including periodic examinations, inquiries and investigations, which may result in enforcement and other proceedings, by governmental agencies and self-regulatory organizations in the jurisdictions in which we and they operate around the world, including the SEC and various other U.S. federal, state and local agencies. These authorities have regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities.

We, the Advisers and their respective affiliates have received, and may in the future receive, requests for information, inquiries and informal or formal investigations or subpoenas from such regulators from time to time in connection with such inquiries and proceedings and otherwise in the ordinary course of business. These requests could relate to a broad range of matters, including specific practices of our business, the Advisers, our investments or other investments the Advisers or their affiliates make on behalf of their clients, potential conflicts of interest between us and the Advisers or their affiliates, or industry wide practices. Actions by and/or initiatives of the SEC and/or other regulators can have an adverse effect on our financial results, including as a result of the imposition of a sanction, a limitation on our, Blackstone's or our personnel's activities, or changing our historic practices. Any adverse publicity relating to an investigation, proceeding or imposition of these sanctions could harm our or Blackstone's reputation and have an adverse effect on our future fundraising or operations. The costs of responding to legal or regulatory information requests, any increased reporting, registration and compliance requirements will be borne by us in the form of legal or other expenses, litigation, regulatory proceedings or penalties, may divert the attention of our management, may cause negative publicity that adversely affects investor sentiment, and may place us at a competitive disadvantage, including to the extent that we, the Advisers or any of their respective affiliates are required to disclose sensitive business information or alter business practices.

In addition, efforts by the current administration or future administrations could have further impacts on our industry if previously enacted laws are amended or if new legislative or regulatory reforms are adopted. In addition, a future change in administration may lead to leadership changes at a number of U.S. federal regulatory agencies with oversight over the U.S. financial services industry. Such changes would pose uncertainty with respect to such agencies' ongoing policy priorities and could lead to increased regulatory enforcement activity in the financial services industry. Any changes or reforms may impose additional costs on our current or future investments, require the attention of senior management or result in other limitations on our business or investments. We are unable to predict at this time the likelihood or effect of any such changes or reforms.

***The impact of financial reform legislation on us is uncertain.***

In light of past market conditions in the U.S. and global financial markets, the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the **"Dodd-Frank Act"**) which instituted a wide range of reforms that have impacted all financial institutions to varying degrees. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to us and our shareholders.

Any changes in the regulatory framework applicable to our business, including the changes described above, may impose additional compliance and other costs, increase regulatory investigations of the investment activities of our funds, require the attention of our senior management, affect the manner in which we conduct our business

and adversely affect our profitability. The full extent of the impact on us of any new laws, regulations or initiatives that may be proposed is impossible to determine.

***We may experience fluctuations in our quarterly results.***

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the loans or other debt securities we originate or acquire, the level of our expenses (including our borrowing costs), variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

***Transactions denominated in foreign currencies subject us to foreign currency risks.***

We hold assets and have made borrowings denominated in foreign currencies, and may acquire assets or make borrowings denominated in other foreign currencies, which exposes us to foreign currency risk. As a result, a change in foreign currency exchange rates may have an adverse impact on the valuation of our assets or liabilities, as well as our income and cash flows. As a result of foreign currency fluctuations, the value of our liabilities and expenses may increase or the value of our assets and income may decrease due to factors outside of our control, which can have a negative effect on our NAV and cash available for distribution. Any such changes in foreign currency exchange rates may impact the measurement of such assets or liabilities for purposes of maintaining RIC tax treatment or the requirements under the 1940 Act. We may seek to hedge against currency exchange rate fluctuations by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act, but there is no guarantee such efforts will be successful and such hedging strategies create additional costs. See *"—We may acquire various financial instruments for purposes of "hedging" or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders."*

***General economic conditions could adversely affect the performance of our investments and operations.***

We and our portfolio companies are susceptible to the effects of economic slowdowns or recessions. The global growth cycle is in a mature phase and signs of slowdown are evident in certain regions around the world. Periods of elevated inflation and high interest rates, such as those experienced in recent years, can contribute to significant volatility in debt and equity markets. Gradual decreases in interest rates during 2025, coupled with resilience in the U.S. economy, contributed to improved investor sentiment, stronger capital markets and increased transaction activity toward the end of 2025. Nevertheless, inflation has remained above the U.S. Federal Reserve's target level, and interest rates remain elevated. Uncertainty regarding the further trajectory of inflation and interest rates creates the potential for volatility in debt and equity markets.

Financial markets have been affected at times by a number of global macroeconomic events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing loans on the balance sheets of European banks, the effect of the UK leaving the European Union (the **"E.U."**) and instability in the Chinese capital markets. Although the broader outlook remains constructive, geopolitical instability continues to pose risk. Geopolitical instability has been prevalent in recent years, and 2025 was a year of significant geopolitical events, including, among others, trade tensions resulting from U.S. tariff implementation and retaliatory tariffs by other countries and ongoing armed conflicts in the Middle East and Ukraine. For example, in the United States, the current presidential administration has stated its intention to propose or has implemented governmental policy and regulatory changes in a variety of areas, including the imposition of tariffs or other trade barriers. In that connection, certain countries subject to those changes have expressed an intent to impose or have imposed similar measures in return. Additionally, certain of our portfolio companies may operate in, or have dealings with, countries subject to sanctions or embargoes imposed by the U.S. government, foreign governments, or the United Nations or other

international organizations. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns or a recession in the United States. A decreased U.S. government credit rating, any default by the U.S. government on its obligations, or any prolonged U.S. government shutdown, could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our Common Shares. Unfavorable economic conditions would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events may limit our investment originations, and limit our ability to grow and could have a material negative impact on our operating results, financial condition, results of operations and cash flows and the fair values of our debt and equity investments.

Any deterioration of general economic conditions may lead to significant declines in corporate earnings or loan performance, and the ability of corporate borrowers to service their debt, any of which could trigger a period of global economic slowdown, and have an adverse impact on the performance and financial results of the Company, and the value and the liquidity of the shares. In an economic downturn, we may have non-performing assets or non-performing assets may increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions impacted the value of any collateral securing our senior secured debt in 2025 and may continue to impact such collateral in the future. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on favorable terms or at all. These events could prevent us from increasing investments and harm our operating results.

In addition, the failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which we and/or our portfolio companies have a commercial relationship could adversely affect, among other things, our and/or our portfolio companies' ability to pursue key strategic initiatives, including by affecting our or our portfolio company's ability to access deposits or borrow from financial institutions on favorable terms. Additionally, if a portfolio company or its sponsor has a commercial relationship with a bank that has failed or is otherwise distressed, the portfolio company may experience issues receiving financial support from a sponsor to support its operations or consummate transactions, to the detriment of their business, financial condition and/or results of operations. In addition, such bank failure(s) could affect, in certain circumstances, the ability of both affiliated and unaffiliated co-lenders, including syndicate banks or other fund vehicles, to undertake and/or execute co-investment transactions with the Company, which in turn may result in fewer co-investment opportunities being made available to the Company or impact the Company's ability to provide additional follow-on support to portfolio companies. The ability of the Company, its subsidiaries and portfolio companies to spread banking relationships among multiple institutions may be limited by certain contractual arrangements, including liens placed on their respective assets as a result of a bank agreeing to provide financing.

***Inflation and supply chain risks have had and may continue to have an adverse impact on our financial condition and results of operations.***

Globally, inflation and rapid fluctuations in inflation rates have in the past had negative effects on economies and financial markets, particularly in emerging economies, and may do so in the future. Wages and prices of inputs increase during periods of inflation which can negatively impact returns on our investments. In an attempt to stabilize inflation, governments may impose wage and price controls, or otherwise intervene in the economy. Governmental efforts to curb inflation often have negative effects on levels of economic activity.

***We may be impacted by general global economic and market conditions.***

The success of our investment activities could be affected by general economic and market conditions in Europe and in the rest of the world, as well as by changes in applicable laws and regulations (including laws

relating to taxation of our investments), tariffs or other trade barriers, currency exchange controls, rate of inflation, currency depreciation, asset re-investment, resource self-sufficiency and national and international political and socioeconomic circumstances in respect of the European and other non-U.S. countries in which we may invest. These factors will affect the level and volatility of securities prices and the liquidity of the Company's investments, which could impair our profitability or result in losses. General fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. We may maintain substantial trading positions that can be adversely affected by the level of volatility in the financial markets; the larger the positions, the greater the potential for loss. Declines in the performance of national economies or the credit markets in certain jurisdictions have had a negative impact on general economic and market conditions globally, and as a result, could have a material adverse effect on our business, financial condition and results of operations.

The Advisers' financial condition may be adversely affected by a significant general economic downturn and they may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on the Advisers' businesses and operations (including those of the Company). A recession, slowdown and/or sustained downturn in the global economy (or any particular segment thereof) could have a pronounced impact on the Company and could adversely affect the Company's profitability, impede the ability of the Company's portfolio companies to perform under or refinance their existing obligations and impair the Company's ability to effectively deploy its capital or realize its investments on favorable terms.

Challenges facing a single, concentrated sector or industry can have far-reaching implications for the broader economy, including the private credit market. For example, although the U.S. economy has demonstrated strength and resiliency underpinned by the ongoing technology investment boom, there can be no assurance that such trend will continue. In recent years, there has been growing concern about the sustainability of the private credit industry, particularly due to its significant exposure to the expanding technology sector, which includes artificial intelligence infrastructure investments. Market analysts, journalists and other stakeholders have increasingly questioned whether the rapidly developing artificial intelligence market, which includes companies focused on the design and manufacture of semiconductors, data center construction and the expansion of power generation, is fueling inflated valuations and unsustainable price appreciation. This concern is compounded by the sector's increasing interconnectivity, as private credit supports cross-investments among artificial intelligence- and data center-focused firms, potentially creating an overvalued and tightly linked ecosystem that may lack solid long-term economic fundamentals. If these concerns are validated or perceived as credible by the public, a significant global market correction or downturn could occur, which could result in a material adverse effect on the Company and its portfolio companies. In particular, market devaluations in the software sector may impair companies' ability to refinance existing private credit loans and restrict merger and acquisition activity in the sector. Consequently, these dynamics could lead to extended holding periods for our assets.

In addition, economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. For example, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact on most economies of the Eurozone and global markets and the ongoing conflicts in the Middle East and Ukraine could have a negative impact on those countries and others in those regions. The occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally.

Any of the foregoing events could result in substantial or total losses to the Company in respect of certain investments, which losses will likely be exacerbated by the presence of leverage in a portfolio company's capital structure.

***Economic and trade sanctions laws in the United States and other jurisdictions may prohibit the Company and the Company's professionals from transacting with or in certain countries and with certain individuals and companies.***

In the United States, the U.S. Department of the Treasury's Office of Foreign Assets Control (**"OFAC"**) administers and enforces laws, Executive Orders and regulations establishing U.S. economic and trade sanctions. Such sanctions prohibit, among other things, transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. These entities and individuals include specially designated nationals, sanction evaders, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs. The lists of OFAC prohibited countries, territories, persons and entities, including the List of Specially Designated Nationals and Blocked Persons, as such list may be amended from time to time, can be found on the OFAC website at www.treas.gov/ofac. In addition, certain programs administered by OFAC prohibit dealing with individuals or entities in certain countries regardless of whether such individuals or entities appear on the lists maintained by OFAC. Other jurisdictions maintain different and/or additional economic and trade sanctions. These types of sanctions may significantly restrict the Company's investment activities in certain countries and, in particular, certain emerging market countries. At the same time, the Company may be obligated to comply with certain anti-boycott laws and regulations, which prevents the Company from engaging in certain discriminatory practices that may be allowed or required in certain jurisdictions. The Company's failure to discriminate in this manner could make it more difficult for the Company to pursue certain investments and engage in certain business activities.

In some countries, there is a greater acceptance than in the United States and the U.K. of government involvement in commercial activities, and of corruption. The Company, the Company's professionals and the Advisers are committed, to the fullest extent permitted by applicable law, to complying with the U.S. Foreign Corrupt Practices Act (**"FCPA"**), the U.K. Bribery Act and other anti-corruption, anti-bribery, anti-fraud laws and regulations, as well as anti-boycott regulations, to which they are subject. As a result, the Company may be adversely affected because of its unwillingness to participate in transactions that violate such laws or regulations. Such laws and regulations may make it difficult in certain circumstances for the Company to act successfully on investment opportunities and for investments to obtain or retain business.

In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA. In addition, the U.K., with enactment of the U.K. Bribery Act, has expanded the reach of its anti-bribery laws significantly. While Blackstone has developed and implemented policies and procedures designed to ensure strict compliance with the FCPA and the U.K. Bribery Act and the sanctions regimes that apply to the Company, such policies and procedures may not be effective in all instances to prevent violations. In addition, in spite of these policies and procedures, affiliates of portfolio companies, particularly in cases in which the Company or another fund or vehicle sponsored by the Company does not control such portfolio company, may engage in activities that could result in FCPA, U.K. Bribery Act or other violations of law. Any determination that the Company has violated the FCPA, U.K. Bribery Act or other applicable anti-corruption laws, anti-bribery, anti-fraud laws or sanctions requirements could subject the Company to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation, disclosure obligations and a general loss of investor confidence, any one of which could adversely affect the Company's business prospects and/or financial position, as well as the Company's ability to achieve its investment objectives and/or conduct its operations.

***It may be difficult to bring suit or foreclosure in non-U.S. countries.***

Because the effectiveness of the judicial systems in the countries in which the Company may invest varies, the Company (or any portfolio company) may have difficulty in foreclosing or successfully pursuing claims in the courts of such countries, as compared to the United States or other countries. Further, to the extent the Company or a portfolio company may obtain a judgment but is required to seek its enforcement in the courts of one of these countries in which the Company invests, there can be no assurance that such courts will enforce such

judgment. The laws of other countries often lack the sophistication and consistency found in the United States with respect to foreclosure, bankruptcy, corporate reorganization or creditors' rights.

### *MiFID II obligations could have an adverse effect on the ability of Blackstone Credit & Insurance and its MiFID-authorized EEA affiliates to obtain and research in connection with the provision of an investment service.*

The Recast European Union Directive on Markets in Financial Instruments (**"MiFID II"**) came into effect on January 3, 2018, and imposes regulatory obligations in respect of providing financial services in the European Economic Area (**"EEA"**) by EEA banks and EEA investment firms providing regulated services (each an **"Investment Firm"**). Each Adviser is a non-EEA investment company and is, therefore, not subject to MiFID II but can be indirectly affected. The regulatory obligations imposed by MiFID II may impact, and constrain the implementation of, the investment strategy of the Company. MiFID II restricts Investment Firms' ability to obtain research in connection with the provision of an investment service. For example, Investment Firms providing portfolio management or independent investment advice may purchase investment research only at their own expense or out of specifically dedicated research payment accounts agreed upon with their clients. Research will also have to be unbundled and paid separately from the trading commission. EEA broker-dealers will unbundle research costs and invoice them to Investment Firms separated from dealing commissions.

Therefore, in light of the above, MiFID II could have an adverse effect on the ability of Blackstone Credit & Insurance and its MiFID-authorized EEA affiliates to obtain and to provide research. The new requirements regarding the unbundling of research costs under MiFID II are not consistent with market practice in the United States and the regulatory framework concerning the use of commissions to acquire research developed by the SEC, although the SEC has previously issued temporary no-action letters to facilitate compliance by firms with the research requirements under MiFID II in a manner that is consistent with the U.S. federal securities laws. Blackstone Credit & Insurance's access to third-party research may nonetheless be significantly limited. Some EEA jurisdictions extend certain MiFID II obligations also to other market participants (e.g., Alternative Investment Fund Managers) under national law. There is very little guidance, and limited market practice, that has developed in preparation for MiFID II. As such, the precise impact of MiFID II on Blackstone Credit & Insurance and the Company cannot be fully predicted at this stage.

### *Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.*

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith pursuant to procedures adopted by, and under oversight of, our Board. Decreases in the market value or fair value of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company's inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our NAV.

### *Terrorist attacks, acts of war or natural disasters may adversely affect our operations.*

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts, including the ongoing conflicts in the Middle East and Ukraine, have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

***Force majeure events may adversely affect our operations.***

We may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Company or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Company. Certain force majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting us. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Company if an investment is affected, and any compensation provided by the relevant government may not be adequate. Uncertainties and events around the world may (i) result in market volatility, (ii) have long-term effects on the U.S. and worldwide financial markets and (iii) cause further economic uncertainties in the United States and worldwide. The Company cannot predict the effects of geopolitical events in the future on the U.S. economy and securities markets.

***Cybersecurity and data protection risks could result in the loss of data, interruptions in our business, and damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.***

Our operations are highly dependent on technology platforms and we rely heavily on Blackstone's and its affiliates' analytical, financial, accounting, communications and other data processing systems. Blackstone's and its affiliates' systems face ongoing cybersecurity threats and attacks, which could result in the loss of confidentiality, integrity or availability of such systems and the data held by such systems. Attacks on Blackstone's and/or its affiliates' systems could involve, and in some instances have in the past involved, attempts intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, or divert or otherwise steal funds, including through the introduction of computer viruses, "phishing" attempts and other forms of social engineering (including social engineering facilitated by the use of AI Technologies (as defined herein)). Attacks on Blackstone's and/or its affiliates' systems could also involve ransomware or other forms of cyber extortion. Cyberattacks and other data security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees, consultants, independent contractors or other service providers.

There has been an increase in the frequency and sophistication of the cyber and data security threats, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target Blackstone and/or its affiliates because they hold a significant amount of confidential and sensitive information about investors, portfolio companies and potential investments. In addition, the risk of cyber and data security threats to Blackstone and its affiliates is exacerbated with the advancement of artificial intelligence, which malicious third parties are using to create new, sophisticated and more frequent attacks. As a result, Blackstone's and its affiliates' may face a heightened risk of a security breach or disruption with respect to this information. Measures taken by Blackstone's and/or its affiliates' to ensure the integrity of their systems may not provide adequate protection, especially because cyberattack techniques are continually evolving, may persist undetected over extended periods of time, and may not be mitigated in a timely manner to prevent or minimize the impact of an attack on Blackstone and/or its affiliates', our investors, our portfolio companies or potential investments. If Blackstone's and/or its affiliates' systems or those of third party service providers are compromised either as a result of malicious activity or through inadvertent transmittal or other loss of data, do not operate properly or are disabled, or we fail to provide the appropriate regulatory or other notifications in a timely manner, we could suffer financial loss, increased costs, a disruption of our businesses, liability to our counterparties, portfolio companies or fund investors, regulatory intervention or reputational damage. The costs related to cyber or other data security threats or disruptions may not be fully insured or indemnified by other means.

We are reliant on third party service providers for certain aspects of our business, including for our administration, as well as for certain technology platforms, including cloud-based services. These third-party service providers could also face ongoing cybersecurity threats and compromises of their systems and as a result, unauthorized individuals could gain, and in some past instances have gained, access to certain confidential data through third-party service providers. In addition, we could also suffer losses in connection with updates to, or the failure to timely update, the third-party technology platforms on which we rely.

Cybersecurity, privacy and data protection have become top priorities for regulators in the United States and around the world. Many jurisdictions in which we, Blackstone and/or its affiliates operate have laws and regulations relating to privacy, data protection and cybersecurity, including the Gramm-Leach-Bliley Act (**"GLBA"**) (including recent amendments to Regulation S-P), the General Data Protection Regulation, the U.K. Data Protection Act, and the California Privacy Rights Act. Some jurisdictions have also enacted or proposed laws requiring companies to notify individuals and/or government agencies of data security breaches involving certain types of personal data. or involving certain thresholds of potential harm to impacted individuals. In light of the focus of federal regulators on cybersecurity, SEC enforcement and examination activities have increased in recent years and may increase further. Although Blackstone and/or its affiliates maintain cybersecurity controls designed to prevent cyber incidents from occurring, no security is impenetrable to cyberattacks. It is possible that current and future cyber enforcement activity will target practices that Blackstone and/or its affiliates believe are compliant, but the regulators deem otherwise.

Breaches in our, Blackstone's and/or its affiliates' security or in the security of third party service providers, whether malicious in nature or through inadvertent transmittal or other loss of data, could potentially jeopardize our, Blackstone's and/or its affiliates', including the Advisers', employees or our shareholders' or counterparties' confidential, proprietary and other information processed and stored in, and transmitted through, computer systems and networks or that of our, Blackstone's and/or its affiliates' third-party service providers, or otherwise cause interruptions or malfunctions in our, Blackstone's and/or its affiliates', including the Advisers', employees', our shareholders', our counterparties' or third parties' business and operations, which could result in significant financial losses, increased costs, liability to our shareholders and other counterparties, regulatory intervention and reputational damage. Furthermore, if we, Blackstone and/or its affiliates fail to comply with the relevant laws and regulations or fail to provide the appropriate regulatory or other notifications of breach in a timely manner, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm and may cause our shareholders to lose confidence in the effectiveness of our security measures and Blackstone more generally.

Our portfolio companies also rely on data processing systems and the secure processing, storage and transmission of information, including payment and health information, which in some instances are provided by third parties. A disruption or compromise of these systems could have a material adverse effect on the value of these businesses. We may invest in strategic assets having a national or regional profile or in digital or other infrastructure, the nature of which could expose them to a greater risk of being subject to a terrorist attack or a security breach than other assets or businesses. Such an event may have material adverse consequences on our investment or assets of the same type or may require portfolio companies to increase preventative security measures or expand insurance coverage.

Finally, Blackstone's and/or its affiliates' and our portfolio companies' technology platforms, data and intellectual property are also subject to a heightened risk of theft or compromise as a result of operations outside the United States, in particular in those jurisdictions that do not have comparable levels of protection of proprietary information and assets such as intellectual property, trademarks, trade secrets, know-how and customer information and records. In addition, they may be required to compromise protections or forego rights to technology, data and intellectual property in order to operate in or access markets in a foreign jurisdiction. Any such direct or indirect compromise of these assets could have a material adverse impact on us and our portfolio companies.

Rapidly developing and changing global data security and privacy laws and regulations could increase compliance costs and subject Blackstone to enforcement risks and reputational damage. Blackstone's data security and privacy compliance obligations, include those relating to U.S. laws and regulations, impose significant compliance costs on Blackstone, which could increase significantly as laws and regulations continue to evolve. At the U.S. federal level, the SEC has adopted changes to Regulation S-P, which took effect in 2025. The amendments impose operationally challenging data breach notification requirements and deadlines as well as obligations to implement written policies and procedures to govern oversight of service providers that will likely increase associated compliance costs, some or all of which could be allocated to us. The U.S. Department of Justice issued a rule (the Bulk Data Transfer Rule), effective in 2025, that prohibits or restricts certain transactions involving the transfer of, and access to, bulk sensitive personal data to foreign persons connected with certain designated countries of concern, including China. While Blackstone expects this development will increase compliance burdens and associated costs, this rule may also impact the way Blackstone and its affiliates conduct business, including the ability of employees in countries of concern to access certain information.

Further, any inability, or perceived inability, by Blackstone, the Advisers, us or our portfolio companies to adequately address data protection or privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations, or other legal obligations, even if unfounded, could result in significant legal, regulatory and third-party liability, increased costs, disruption of Blackstone's, the Advisers', our or our portfolio companies' business and operations, and a loss of investor confidence and other reputational damage. Many regulators have indicated an intention to take more aggressive enforcement actions regarding data security and privacy matters, and private litigation resulting from such matters is increasing and resulting in progressively larger judgments and settlements. Specifically, the SEC's stated 2026 examination priorities include an intended focus on advisers' policies and practices as it relates to the prevention of interruptions to mission-critical services and protection of information, records and assets. Furthermore, as new data protection and privacy-related laws and regulations are implemented, the time and resources needed for Blackstone, us and our portfolio companies to comply with such laws and regulations continues to increase and become a significant compliance workstream.

***We may not be able to obtain and maintain all required state licenses.***

We may be required to obtain various state licenses in order to, among other things, originate commercial loans. Applying for, obtaining and maintaining required licenses can be costly and take several months. There is no assurance that we will obtain, and maintain, all of the licenses that we need on a timely basis. Furthermore, we will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.

***Compliance with the SEC's Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in a public offering, which could harm our ability to achieve our investment objectives.***

Broker-dealers are required to comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The full impact of Regulation Best Interest on participating broker-dealers cannot be determined at this time, and it may negatively impact whether participating broker-dealers and their associated persons recommend the offering to certain retail customers. In particular, under SEC guidance concerning Regulation Best Interest, a broker-dealer recommending an investment in our Common Shares should consider a number of factors, under the care obligation of Regulation Best Interest, including but not limited to cost and complexity of the investment and reasonably available alternatives in determining whether there is a reasonable basis for the recommendation. As a result, high cost, high risk and complex products may be subject to greater scrutiny by broker-dealers. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe is in

the best interest of a particular retail customer. However, if broker-dealers choose alternatives to our Common Shares, many of which likely exist, such as an investment in listed entities, which may be a reasonable alternative to an investment in us as such investments may feature characteristics like lower cost, nominal commissions at the time of initial purchase, less complexity and lesser or different risks, our ability to raise capital will be adversely affected. If compliance by broker-dealers with Regulation Best Interest negatively impacts our ability to raise capital in a public offering, it may harm our ability to create a diversified portfolio of investments, and achieve our investment objectives.

***As a Delaware statutory trust, we are subject to the control share acquisition statute contained in the Delaware Statutory Trust Act.***

The Company is organized as a Delaware statutory trust and thus is subject to the control share acquisition statute contained in Subchapter III of the Delaware Statutory Trust Act (the **"DSTA Control Share Statute"**). The DSTA Control Share Statute applies to any closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act organized as a Delaware statutory trust and listed on a national securities exchange, such as the Company. The DSTA Control Share Statute became automatically applicable to the Company on August 1, 2022.

The DSTA Control Share Statute defines "control beneficial interests" (referred to as **"control shares"** herein) by reference to a series of voting power thresholds and provides that a holder of control shares acquired in a control share acquisition has no voting rights under the Delaware Statutory Trust Act (**"DSTA"**) or the Company's governing documents with respect to the control shares acquired in the control share acquisition, except to the extent approved by the Company's shareholders by the affirmative vote of two–thirds of all the votes entitled to be cast on the matter, excluding all interested shares (generally, shares held by the acquiring person and their associates and shares held by Company insiders).

The DSTA Control Share Statute provides for a series of voting power thresholds above which shares are considered control shares. Whether one of these thresholds of voting power is met is determined by aggregating the holdings of the acquiring person as well as those of his, her or its "associates." These thresholds are:

(1) 10% or more, but less than 15% of all voting power;

(2) 15% or more, but less than 20% of all voting power;

(3) 20% or more, but less than 25% of all voting power;

(4) 25% or more, but less than 30% of all voting power;

(5) 30% or more, but less than a majority of all voting power; or

(6) a majority or more of all voting power.

Under the DSTA Control Share Statute, once a threshold is reached, an acquirer has no voting rights with respect to shares in excess of that threshold (i.e., the control shares) until approved by a vote of shareholders, as described above, or otherwise exempted by the Board. The DSTA Control Share Statute contains a statutory process for an acquiring person to request a shareholder meeting for the purpose of considering the voting rights to be accorded control shares. An acquiring person must repeat this process at each threshold level.

Under the DSTA Control Share Statute, an acquiring person's **"associates"** are broadly defined to include, among others, relatives of the acquiring person, anyone in a control relationship with the acquiring person, any investment fund or other collective investment vehicle that has the same investment adviser as the acquiring person, any investment adviser of an acquiring person that is an investment fund or other collective investment vehicle and any other person acting or intending to act jointly or in concert with the acquiring person.

Voting power under the DSTA Control Share Statute is the power (whether such power is direct or indirect or through any contract, arrangement, understanding, relationship or otherwise) to directly or indirectly exercise or direct the exercise of the voting power of shares of the Company in the election of the trustees (either

generally or with respect to any subset, series or class of trustees, including any trustees elected solely by a particular series or class of shares, such as the preferred shares).

Any control shares of the Company acquired before August 1, 2022 are not subject to the DSTA Control Share Statute; however, any further acquisitions on or after August 1, 2022 are considered control shares subject to the DSTA Control Share Statute.

The DSTA Control Share Statute requires shareholders to disclose to the Company any control share acquisition within 10 days of such acquisition, and also permits the Company to require a shareholder or an associate of such person to disclose the number of shares owned or with respect to which such person or an associate thereof can directly or indirectly exercise voting power. Further, the DSTA Control Share Statute requires a shareholder or an associate of such person to provide to the Company within 10 days of receiving a request therefor from the Company any information that the trustees reasonably believe is necessary or desirable to determine whether a control share acquisition has occurred.

The DSTA Control Share Statute permits the Board, through a provision in the Company's governing documents or by Board action alone, to eliminate the application of the DSTA Control Share Statute to the acquisition of control shares in the Company specifically, generally, or generally by types, as to specifically identified or unidentified existing or future beneficial owners or their affiliates or associates or as to any series or classes of shares. The DSTA Control Share Statute does not provide that the Company can generally "opt out" of the application of the DSTA Control Share Statute; rather, specific acquisitions or classes of acquisitions may be exempted by the Board, either in advance or retroactively, but other aspects of the DSTA Control Share Statute, which are summarized above, would continue to apply. The DSTA Control Share Statute further provides that the Board is under no obligation to grant any such exemptions.

The foregoing is only a summary of the material terms of the DSTA Control Share Statute. Shareholders should consult their own counsel with respect to the application of the DSTA Control Share Statute to any particular circumstance. Some uncertainty around the general application under the 1940 Act of state control share statutes exists as a result of recent court decisions which have held that control share acquisition provisions in funds' governing documents are not consistent with the 1940 Act. Additionally, in some circumstances uncertainty may also exist in how to enforce the control share restrictions contained in state control share statutes against beneficial owners who hold their shares through financial intermediaries.

***Our Declaration of Trust includes exclusive forum and jury trial waiver provisions that could limit a shareholder's ability to bring a claim or, if such provisions are deemed inapplicable or unenforceable by a court, may cause the Company to incur additional costs associated with such action.***

Our Declaration of Trust provides that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a duty owed by any trustee, officer or other agent of the Company to the Company or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of Title 12 of the Delaware Code, Delaware statutory or common law, our Declaration of Trust, or (iv) any action asserting a claim governed by the internal affairs doctrine (for the avoidance of doubt, including any claims brought to interpret, apply or enforce the federal securities laws of the United States, including, without limitation, the 1940 Act or the securities or anti-fraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder) shall be the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction. In addition, our Declaration of Trust provides that no shareholder may maintain a derivative action on behalf of the Company unless holders of at least ten percent (10%) of the outstanding shares join in the bringing of such action. These provisions of our Declaration of Trust may make it more difficult for shareholders to bring a derivative action than a company without such provisions.

Our Declaration of Trust also includes an irrevocable waiver of the right to trial by jury in all such claims, suits, actions and proceedings. Any person purchasing or otherwise acquiring any of our Common Shares shall be deemed to have notice of and to have consented to these provisions of our Declaration of Trust. These provisions may limit a shareholder's ability to bring a claim in a judicial forum or in a manner that it finds favorable for disputes with the Company or the Company's trustees or officers, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision or the jury trial waiver provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions or in other manners, which could have a material adverse effect on our business, financial condition and results of operations.

Notwithstanding any of the foregoing, these provisions shall not apply to any claims brought under federal securities laws or the rules and regulations thereunder and neither we nor any of our investors are permitted to waive compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

***Our Board may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.***

Our Board has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval, unless required by the 1940 Act or applicable law. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our Common Shares. However, the effects might be adverse, which could negatively impact our ability to pay shareholders distributions and cause shareholders to lose all or part of their investment. Moreover, we have significant flexibility in investing the net proceeds from our continuous offering and may use the net proceeds from our continuous offering in ways with which investors may not agree or for purposes other than those contemplated in this annual report.

***Our Board may amend our Declaration of Trust without prior shareholder approval.***

Our Board may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation, to reclassify the Board, to impose advance notice bylaw provisions for trustee nominations or for shareholder proposals, to require super-majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.

***Certain provisions of our Declaration of Trust could deter takeover attempts and have an adverse impact on the value of our Common Shares.***

Our Declaration of Trust contains anti-takeover provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Company or to change the composition of our Board. Our Board is divided into three classes of trustees serving staggered three-year terms. This provision could delay for up to two years the replacement of a majority of our Board. These provisions could have the effect of depriving shareholders of an opportunity to sell their Common Shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over the Company.

**B.    Risks Related to Our Investments**

***Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.***

Our investments in senior secured loans, senior secured bonds, subordinated debt and equity of private U.S. companies, including middle market companies, may be risky and, subject to compliance with our 80% policy, there is no limit on the amount of any such investments in which we may invest.

***Senior Secured Loans and Senior Secured Bonds.*** There is a risk that any collateral pledged by portfolio companies in which we have taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Such risks have become more pronounced due to elevated interest rates and market volatility. To the extent our debt investment is collateralized by the securities of a portfolio company's subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Under certain circumstances, collateral securing an investment may be released without the consent of the Advisers and/or the shareholder or the shareholder's expected rights to such collateral could, under certain circumstances, be voided or disregarded. The Company's investments in secured debt may be unperfected for a variety of reasons, including the failure to make required filings by lenders and, as a result, the shareholder may not have priority over other creditors as anticipated. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Similarly, investments in "last out" pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the "first out" piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt's terms, or at all, or that we will be able to collect on the debt should we be forced to enforce our remedies.

***Subordinated Debt.*** Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. Because we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

***Equity Investments.*** We may make select equity investments. In addition, in connection with our debt investments, we on occasion may receive equity interests such as warrants or options as additional consideration. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

***Preferred Securities.*** Investments in preferred securities involve certain risks. Certain preferred securities contain provisions that allow an issuer under certain conditions to skip or defer distributions. If the Company owns a preferred security that is deferring its distribution, the Company may be required to include the amount of the deferred distribution in its taxable income for tax purposes although it does not currently receive such amount in cash. In order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid U.S. federal income and/or excise taxes at the Company level, the Company may be required to distribute this income to shareholders in the tax year in which the income is recognized (without a corresponding receipt of cash). Therefore, the Company may be required to pay out as an income distribution in any such tax year an amount greater than the total amount of cash income the Company actually received, and to sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions. Preferred securities often are subject to legal provisions that allow for redemption in the event of certain tax or legal changes or at the issuer's call. In the event of redemption, the Company may not be able to reinvest the proceeds at comparable rates of return. Preferred securities are subordinated to bonds and other debt securities in an issuer's capital structure in terms of priority for corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt securities. Preferred securities may trade less

frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than many other securities, such as common stocks, corporate debt securities and U.S. government securities.

*Non-U.S. Securities.* We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidence of ownership of such securities usually is held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, different legal systems and laws relating to creditors' rights and the potential inability to enforce legal judgments, seizure or nationalization of foreign deposits and adoption of governmental restrictions, which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to shareholders located outside the country of the issuer, whether from currency blockage or otherwise, and potential changes in value that are more rapid and extreme than investments in securities of U.S. companies. Generally, there is less readily available and reliable information about non-U.S. issuers or borrowers due to less rigorous disclosure or accounting standards and regulatory practices. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations. The cost of servicing external debt will also generally be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates which are adjusted based upon international interest rates.

*Loans Risk*. The loans that the Company may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Company will invest in will usually be rated below investment grade or may also be unrated. Loans are subject to a number of risks described elsewhere in this annual report, including credit risk, liquidity risk, below investment grade instruments risk and management risk.

Although certain loans in which the Company may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower's obligation in the event of non-payment of scheduled interest or principal. In the event of the bankruptcy or insolvency of a borrower, the Company could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. In the event of a decline in the value of the already pledged collateral, if the terms of a loan do not require the borrower to pledge additional collateral, the Company will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower's obligations under the loans. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those loans that are under-collateralized involve a greater risk of loss.

Further, there is a risk that any collateral pledged by portfolio companies in which the Company has taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent the Company's debt investment is collateralized by the securities of a portfolio company's subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, the Company's security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Consequently, the fact that debt is secured does not guarantee that the Company will receive principal and interest payments according to the debt's terms, or at all, or that the Company will be able to collect on the debt should it be forced to enforce remedies.

Loans are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. No active trading market may exist for some loans, and some loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value and thus cause a material decline in the Company's NAV. In addition, the Company may not be able to readily dispose of its loans at prices that approximate those at which the Company could sell such loans if they were more widely-traded and, as a result of such illiquidity, the Company may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of loans, the Company's yield may be lower.

Some loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Company. Such court action could under certain circumstances include invalidation of loans.

If legislation of state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of loans for investment by the Company may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.

If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Advisers, do not represent fair value. If the Company attempts to sell a loan at a time when a financial institution is engaging in such a sale, the price the Company could get for the loan may be adversely affected.

The Company may acquire loans through assignments or participations. The Company will typically acquire loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser's rights can be more restricted than those of the assigning institution, and the Company may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.

A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances. The Advisers have adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Company must acquire a loan through a participation.

In purchasing participations, the Company generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Company may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Company will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Company will not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that the Company would otherwise conduct if it were investing directly in the loan, which may result in the Company being exposed to greater credit or fraud risk with respect to the borrower or the loan than the Company expected when initially purchasing the participation.

The Company also may originate loans or acquire loans by participating in the initial issuance of the loan as part of a syndicate of banks and financial institutions, or receive its interest in a loan directly from the borrower.

*Junior, Unsecured Securities.* Our strategy may entail acquiring securities that are junior or unsecured instruments. While this approach can facilitate obtaining control and then adding value through active management, it also means that certain of the Company's investments may be unsecured. If a portfolio company becomes financially distressed or insolvent and does not successfully reorganize, we will have no assurance (compared to those distressed securities investors that acquire only fully collateralized positions) that we will recover any of the principal that we have invested. Similarly, investments in "last out" pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the "first out" piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt's terms, or at all, or that we will be able to collect on the debt should it be forced to enforce its remedies.

While such junior or unsecured investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking more senior to such investments and may benefit from cross-default provisions and security over the issuer's assets, some or all of such terms may not be part of particular investments. Moreover, our ability to influence an issuer's affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the junior debt or the exercise by junior debt holders of other rights they may have as creditors. Accordingly, we may not be able to take steps to protect investments in a timely manner or at all, and there can be no assurance that our rate of return objectives or any particular investment will be achieved. In addition, the debt securities in which we will invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and are not expected to be rated by a credit rating agency.

Early repayments of our investments may have a material adverse effect on our investment objectives. In addition, depending on fluctuations of the equity markets and other factors, warrants and other equity investments may become worthless.

There can be no assurance that attempts to provide downside protection through contractual or structural terms with respect to our investments will achieve their desired effect and potential investors should regard an investment in us as being speculative and having a high degree of risk. Furthermore, we have limited flexibility to negotiate terms when purchasing newly issued investments in connection with a syndication of mezzanine or certain other junior or subordinated investments or in the secondary market.

*Below Investment Grade Risk.* In addition, we invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as **"junk,"** have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid. The major risks of below investment grade securities include:

- Below investment grade securities may be issued by less creditworthy issuers. Issuers of below investment grade securities may have a larger amount of outstanding debt relative to their assets than issuers of investment grade securities. In the event of an issuer's bankruptcy, claims of other creditors may have priority over the claims of holders of below investment grade securities, leaving few or no assets available to repay holders of below investment grade securities.

- Prices of below investment grade securities are subject to extreme price fluctuations. Adverse changes in an issuer's industry and general economic conditions may have a greater impact on the prices of below investment grade securities than on other higher-rated fixed-income securities.

- Issuers of below investment grade securities may be unable to meet their interest or principal payment obligations because of an economic downturn, specific issuer developments, or the unavailability of additional financing.

- Below investment grade securities frequently have redemption features that permit an issuer to repurchase the security from us before it matures. If the issuer redeems below investment grade securities, we may have to invest the proceeds in securities with lower yields and may lose income.

- Below investment grade securities may be less liquid than higher-rated fixed-income securities, even under normal economic conditions. There are fewer dealers in the below investment grade securities market, and there may be significant differences in the prices quoted by the dealers. Judgment may play a greater role in valuing these securities and we may be unable to sell these securities at an advantageous time or price.

- We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.

The credit rating of a high-yield security does not necessarily address its market value risk. Ratings and market value may change from time to time, positively or negatively, to reflect new developments regarding the issuer.

*Mezzanine Loans*. Mezzanine debt securities generally will be unrated or have ratings or implied or imputed ratings below investment grade. They will be obligations of corporations, partnerships or other entities that are generally unsecured, typically are subordinated to other obligations of the obligor and generally have greater credit and liquidity risk than is typically associated with investment grade corporate obligations. While mezzanine debt investments and other loans or unsecured investments can benefit from the same or similar covenants as those enjoyed by the indebtedness ranking more senior to such investments and can benefit from cross-default provisions and security over the issuer's assets, some or all of such terms might not be part of particular investments (for example, such investments might not be protected by financial covenants or limitations upon incurrence of additional indebtedness by the issuer). Accordingly, the risks associated with mezzanine debt securities include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including a sustained period of elevated interest rates or an economic downturn) could adversely affect the obligor's ability to pay principal and interest on its debt. Many obligors on mezzanine debt securities are highly leveraged, and specific developments affecting such obligors, including reduced cash flow from operations or the inability to refinance debt at maturity, can also adversely affect such obligors' ability to meet debt service obligations. Mezzanine debt securities are often issued in connection with leveraged acquisitions or recapitalizations, in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. Default rates for mezzanine debt securities have historically been higher than has been the case for investment grade securities.

*Risk Retention Vehicles*. We may invest in CLO debt and equity tranches and warehouse investments directly or indirectly through an investment in U.S. and/or European vehicles (**"Risk Retention Vehicles"**) established for the purpose of satisfying U.S. and/or E.U. regulations applicable to such investments, including regulations that require the retention of credit risk associated with certain CLOs and other investments. Risk Retention Vehicles will be structured to satisfy such retention requirements by purchasing and retaining the percentage of CLO notes prescribed under applicable retention requirements (the **"Retention Notes"**) or as otherwise may be required under applicable laws and regulations. For the avoidance of doubt, the term Risk Retention Vehicles does not include vehicles that are deemed to be controlled by the Advisers or their affiliates but does include Risk Retention Vehicles we control.

Indirect investments in CLO equity securities (and in some instances more senior CLO securities) and warehouse investments through entities that have been established to satisfy the U.S. and/or the E.U. retention requirements may allow for better economics for us (including through fee rebate arrangements). For example, these types of investments may create stronger negotiating positions with CLO managers and underwriting banks who are incentivized to issue CLOs and who require the participation of a Risk Retention Vehicle to enable the CLO securities to be issued. However, Retention Notes differ from other securities of the same ranking since the retention requirements prescribe that such Retention Notes must be held by the relevant risk retainer for a

specified period. U.S. retention requirements prescribe the holding period to be the longer of (x) the period until the CLO has paid down its securities to 33% of their original principal amount, (y) the period until the CLO has sold down its assets to 33% of their original principal amount and (z) two years after the closing of the CLO. On the other hand, the E.U. retention requirements prescribe the holding period to be the lifetime of the CLO. In addition, Retention Notes are subject to other restrictions not imposed on other securities of the same ranking; for example, Retention Notes may not be subject to credit risk mitigation. A breach of the retention requirements may result in the imposition of regulatory sanctions or, in the case of the E.U. retention requirements, in claims being brought against the retaining party.

*"Covenant-lite" Obligations.* We may invest in, or obtain exposure to, obligations that may be "covenant-lite," which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower, as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan we hold begin to deteriorate in quality, our ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay our ability to seek to recover its investment.

*Consumer Loans.* We may invest in, or obtain exposure to, consumer lending, which involves risk elements in addition to normal credit risk. Consumer loan terms vary according to the type and value of collateral and creditworthiness of the borrower. In underwriting consumer loans, a thorough analysis of the borrower's financial ability to repay the loan as agreed is typically performed. The ability to repay shall be determined by, among others, the borrower's employment history, current financial conditions, and credit background. While these loans typically have higher yields than many other loans, such loans involve risk elements in addition to normal credit risk. Consumer loans may entail greater credit risk than other loans particularly in the case of unsecured consumer loans or consumer loans secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. During periods of deteriorating economic conditions, such as recessions or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to consumer loans. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, and/or state consumer protection laws may limit the amount which can be recovered on such loans.

*Bridge Financings.* From time to time, we may lend to portfolio companies on a short-term, unsecured basis or otherwise invest on an interim basis in portfolio companies in anticipation of a future issuance of equity or long-term debt securities or other refinancing or syndication. Such bridge loans would typically be convertible into a more permanent, long-term security; however, for reasons not always in the Company's control, such long-term securities issuance or other refinancing or syndication may not occur and such bridge loans and interim investments may remain outstanding. In such event, the interest rate on such loans or the terms of such interim investments may not adequately reflect the risk associated with the position taken by the Company.

*Restructurings.* Investments in companies operating in workout or bankruptcy modes present additional legal risks, including fraudulent conveyance, voidable preference and equitable subordination risks. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that we will correctly evaluate the value of the assets collateralizing our loans or the prospects for a successful reorganization or similar action.

*We may be exposed to risks associated with investments in underlying investment companies or BDCs.*

The Company may invest in underlying investment companies or BDCs, in which case a shareholder's investment in the Company will be affected by the investment policies and decisions of each underlying investment company in direct proportion to the amount of the Company's assets that are invested in each underlying investment company. The securities of the underlying investment companies or BDCs in which the Company invests or plans to invest may be illiquid. Subscriptions to purchase the securities of underlying investment companies or BDCs are typically subject to restrictions or delays. There is no regular market for interests in many underlying investment companies or BDCs or their portfolio companies, which typically must be sold in privately negotiated transactions. Any such sales would likely require the consent of the manager of the applicable underlying investment companies or BDCs or the board of the portfolio company, and could occur at a discount to the stated NAV. If the Advisers determine to cause the Company to sell its interest in an underlying investment company or BDC, the Company may be unable to sell such interest quickly, if at all, and could therefore be obligated to continue to hold such interest for an extended period of time, or to accept a lower price for a quick sale. Some funds in which the Company may invest may impose restrictions on when an investor may withdraw its investment or limit the amounts an investor may withdraw. To the extent that the Advisers seek to reduce or sell out of its investment at a time or in an amount that is prohibited, the Company may not have the liquidity necessary to participate in other investment opportunities or may need to sell other investments that it may not have otherwise sold.

*The Company's investment strategy with respect to certain investments may be based upon the premise that loans, debt instruments or participation interests related thereto that are otherwise performing may from time to time be available for purchase by the Company at "discounted" rates or at "undervalued" prices.*

The Company's investment strategy with respect to certain investments may be based upon the premise that loans, debt instruments or participation interests related thereto that are otherwise performing may from time to time be available for purchase by the Company at "discounted" rates or at "undervalued" prices. Purchasing debt instruments and other interests at what may appear to be "undervalued" or "discounted" levels is no guarantee that these investments will generate attractive risk-adjusted returns to the Company or will not be subject to further reductions in value. It may not be possible to predict, or to hedge against, such "spread widening" risk. No assurance can be given that loans or participation interests can be acquired at favorable prices, that such loans or participation interests will not default or that the market for such interests will continue to improve. In addition, there can be no assurance that the market conditions for investing in debt instruments may not deteriorate further, which could have an adverse effect on the performance of the Company's investments. Additionally, the perceived discount in pricing from previous environments described herein may still not reflect the true value of the assets underlying debt instruments in which the Company invests and therefore further deteriorations in value with respect thereto may occur following the Company's investment therein. While the Company performs due diligence in connection with each of its investments, there may be an increased risk that the documentation relating to an investment in loans may contain a material misstatement, omission or misrepresentation, which may be relied upon by the Advisers and adversely affect the performance of such investment.

*Companies in certain markets are not generally subject to uniform accounting, auditing and financial reporting standards, practices and disclosure requirements comparable to those applicable to U.S. companies.*

Companies in certain markets are not generally subject to uniform accounting, auditing and financial reporting standards, practices and disclosure requirements comparable to those applicable to U.S. companies. In particular, the assets and profits appearing on the financial statements of a company in certain markets may not reflect its financial position or results of operations in the way they would have been reflected had such financial statements been prepared in accordance with U.S. GAAP. In addition, for a company that keeps accounting records in currency other than euros, inflation accounting rules in certain markets outside the U.S. require, for both tax and accounting purposes, that certain assets and liabilities be restated on the company's balance sheet in

order to express items in terms of a currency of constant purchasing power. As a result, financial data may be materially affected by restatements for inflation and may not accurately reflect the real condition of real estate, companies and securities markets. Accordingly, the Company's ability to conduct due diligence in connection with an investment and to monitor the investment may be adversely affected by these factors. In addition, investing in certain non-U.S. markets poses risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which the Company's non-U.S. investments may be denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences between the U.S. and non-U.S. securities markets, including potential price volatility in and relative illiquidity of some non-U.S. securities markets; (iii) potential price volatility in and relative illiquidity of some foreign securities markets; (iv) less government supervision and regulation; (v) governmental decisions to discontinue support of economic reform programs generally and impose centrally planned economies; (vi) less extensive regulation of the securities markets; (vii) certain economic, social and political risks, including potential exchange control regulations and restrictions on foreign investment and repatriation of capital, the risks of political, economic or social instability and the possibility of expropriation or confiscatory taxation; (viii) the possible imposition of foreign taxes on income and gains recognized with respect to securities; (ix) less developed corporate laws regarding fiduciary duties and the protection of investors; (x) longer settlement periods for securities transactions, (xi) less reliable judicial systems to enforce contracts and applicable law; (xii) differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (xiii) political hostility to investments by foreign or private equity investors; and (xiv) less publicly available information.

In addition, in light of the continued and ongoing uncertainty in European debt markets as a result of the sovereign debt crises of some of the members of the E.U. and unique political risks associated therewith, investments may be subject to heightened risks or risks not associated with the foregoing. In addition, issuers located in certain European jurisdictions may be involved in restructurings, bankruptcy proceedings and/or reorganizations that are not subject to laws and regulations that are similar to the U.S. Bankruptcy Code and the rights of creditors afforded in U.S. jurisdictions. To the extent such non-U.S. laws and regulations do not provide the client and/or the Adviser with equivalent rights and privileges necessary to promote and protect the Company's interest in any such proceeding, the Company's investments may be adversely affected. While the Advisers intend, where deemed appropriate, to manage the Company in a manner that will minimize exposure to the foregoing risks (although the Advisers do not in the ordinary course expect to hedge currency risks), there can be no assurance that adverse developments with respect to such risks will not adversely affect the assets of the Company that are held in certain countries.

### *We are exposed to risks associated with changes in interest rates.*

We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our ability to make investments, the value of our investments and our ability to realize gains from the disposition of investments and, accordingly, have a material adverse effect on our investment objectives and our rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs.

During periods of falling interest rates, payments under the floating rate debt instruments that we hold would generally decrease, resulting in less revenue to us. In the event of a sharply rising interest rate environment, such as during 2022 and 2023, payments under floating rate debt instruments generally would rise and there may be a significant number of issuers of such floating rate debt instruments that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments may also decline in value in response to rising interest rates if the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, fixed-rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, in general, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase in the amount of incentive fees payable to the Adviser with respect to pre-incentive fee net investment income.

### *Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.*

Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

### *There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.*

If one of our portfolio companies were to file for bankruptcy, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower's business or instances where we exercise control over the borrower.

### *We generally do not control our portfolio companies.*

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of the company's common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

### *We are subject to risks related to sustainability matters.*

In evaluating potential investments, the Advisers consider opportunities and risk related to material sustainability factors. Although the Advisers' consideration of sustainability factors is intended to aid the Advisers in evaluating the return and risk profile of a given investment and is not expected to by itself determine an investment decision for us, the Advisers' consideration of sustainability factors could, to the extent material economic risks or opportunities associated with an investment are identified, cause the Advisers to consider taking a different action than may have been taken in the absence of such consideration, which could cause us to perform differently compared to funds or other investors that do not consider such risks and opportunities. Further, although the Advisers view application of their sustainability framework to be an opportunity to potentially enhance or protect the performance of investments over the long-term, the Advisers cannot guarantee that any consideration of sustainability factors or engagement with portfolio companies on sustainability, which depends in part on skill and qualitative judgments, will positively impact the performance of any individual portfolio company or us.

In addition, some investors may evaluate potential investments in part based on third-party environmental, social and governance (**"ESG"**) rating systems. The criteria used in these ratings systems may conflict and change frequently, and we cannot predict how these third parties will score us, nor can we have any assurance that they score us or other companies accurately. If our ESG ratings, disclosures or practices do not meet the standards set by such investors or our shareholders, they may choose not to invest in our Common Shares. Relatedly, adverse performance or incidents with respect to sustainability matters or negative ESG ratings or assessments could impact the value of our brand, or the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations. At the same time, some stakeholders and regulators have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability initiatives. This divergence increases the risk that any action or lack thereof with respect to sustainability matters will be perceived negatively by at least some stakeholders and adversely impact our reputation and business.

Rules, regulations and stakeholder expectations concerning sustainability matters have been subject to increased attention and shifting focus in recent years. Some of these changes have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. If we fail or are perceived to fail to comply with applicable rules, regulations and stakeholder expectations, it could negatively impact our reputation and our business results.

### *We and our investment adviser could be the target of litigation or regulatory investigations.*

We as well as our investment adviser and its affiliates participate in a highly regulated industry and are each subject to regulatory examinations in the ordinary course of business. There can be no assurance that we and our investment adviser and/or any of its affiliates will avoid regulatory investigation and possible enforcement actions stemming therefrom. Our investment adviser is a registered investment adviser and, as such, is subject to the provisions of the Advisers Act. We and our investment adviser are each, from time to time, subject to formal and informal examinations, investigations, inquiries, audits and reviews from numerous regulatory authorities both in response to issues and questions raised in such examinations or investigations and in connection with the changing priorities of the applicable regulatory authorities across the market in general.

Our investment adviser, its affiliates and/or any of their respective principals and employees could also be named as defendants in, or otherwise become involved in, litigation. Litigation and regulatory actions can be time-consuming and expensive and can lead to unexpected losses, which expenses and losses are often subject to indemnification by us. Legal proceedings could continue without resolution for long periods of time and their outcomes, which could materially and adversely affect the value of us or the ability of our investment adviser to manage us, are often impossible to anticipate. Our investment adviser would likely be required to expend significant resources responding to any litigation or regulatory action related to it, and these actions could be a distraction to the activities of our investment adviser.

Our investment activities are subject to the normal risks of becoming involved in litigation by third parties. This risk would be somewhat greater if we were to exercise control or significant influence over a portfolio company's direction. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved by our investment adviser, our administrator, or any of our officers, be borne by us and would reduce our net assets. Our investment adviser and others are indemnified by us in connection with such litigation, subject to certain conditions.

***Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.***

Certain debt investments that we make in portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company's remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies' collateral, if any, will secure the portfolio company's obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before we are so entitled. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy its unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then its unsecured claims would rank equally with the unpaid portion of such secured creditors' claims against the portfolio company's remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

***Economic recessions or downturns or restrictions on trade could impair our portfolio companies and adversely affect our operating results.***

The risks associated with our and our portfolio companies' businesses are more severe during periods of economic slowdown or recession. In recent years, we have experienced periods of economic slowdown and in some instances, contraction, as countries and industries around the globe grappled with the short- and long-term economic impacts of elevated inflation, supply chain challenges, labor shortages, high interest rates, foreign currency exchange volatility and volatility in global capital markets.

Many of our portfolio companies may be susceptible to economic recessions or downturns and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions

may also decrease the value of any collateral securing our senior secured debt. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and NAV. Certain of our portfolio companies may also be impacted by tariffs or other matters affecting international trade. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and adversely affect our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders or investors could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its assets representing collateral for its obligations, which could trigger cross defaults under other agreements and jeopardize our portfolio company's ability to meet its obligations under the debt investments that we hold and the value of any equity securities we own. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

### Our investments in CLOs may be riskier than a direct investment in the debt or other securities of the underlying companies.

When investing in CLOs, we may invest in any level of a CLO's subordination chain, including subordinated (lower-rated) tranches and residual interests (the lowest tranche). CLOs are typically highly levered and therefore, the junior debt and equity tranches that we may invest in are subject to a higher risk of total loss and deferral or nonpayment of interest than the more senior tranches to which they are subordinated. In addition, we will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs. Furthermore, the investments we make in CLOs are at times thinly traded or have only a limited trading market. As a result, investments in such CLOs may be characterized as illiquid securities.

### A covenant breach or other default by our portfolio companies may adversely affect our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the issuer's or borrower's business or exercise control over a borrower. It is possible that we could become subject to a lender's liability claim, including as a result of actions taken if we render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to claims of other creditors, even though we may have structured our investment as senior secured debt. The likelihood of such a re-characterization would depend on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company.

### Our portfolio companies may be highly leveraged.

Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies' ability to finance their future operations and capital needs. As a result, these companies' flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company's income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

***Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated.***

Our portfolio may be concentrated in a limited number of industries. Our portfolio will be considered to be concentrated in a particular industry when 25% or greater of its total assets are invested in issuers that are a part of that industry. A downturn in any industry in which we are invested could significantly impact the aggregate returns we realize. We may concentrate our investments in issuers that are part of the software industry, which currently represent approximately 21% of our total investments at fair value. Such concentration may change as a result of additional investments in, or divestment of investments in, the software industry and/or fluctuations in the fair value of our investments in the software industry and other industries.

If an industry in which we have significant investments suffers from adverse business or economic conditions, as individual industries have historically experienced to varying degrees, a material portion of our investment portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.

***We may be subject to risks associated with our investments in the software industry.***

The revenue, income (or losses) and valuations of software and other technology-related companies, including companies focused on the development of artificial intelligence, can and often do fluctuate suddenly and dramatically. While the continued expansion of such companies may present opportunities, it may also lead to inflated or unstainable valuations for certain companies, particularly in the absence of consistent revenue or profitability. If valuations are not supported by long-term fundamentals, a correction in the market could result in substantial losses for our investments in the software industry. This risk is heightened in an environment where market sentiment and investor enthusiasm for artificial intelligence-driven innovation may outpace actual business performance of certain software and other technology-related companies, potentially creating valuation bubbles that could burst with broader economic or market shifts. See *"— Technological or other innovations and industry disruptions may negatively impact us and our portfolio companies"* and *"—We and our portfolio companies may experience risk related to the use of artificial intelligence."*

In addition, because of rapid technological change, the average selling prices of software products have historically decreased over their productive lives. As a result, the average selling prices of software offered by our portfolio companies may decrease over time, which could adversely affect their operating results and, correspondingly, the value of any securities that we may hold. Additionally, companies operating in the software industry are subject to vigorous competition, changing technology, changing client and end-consumer needs, evolving industry standards and frequent introductions of new products and services. Our portfolio companies in the software industry could compete with companies that are larger and could be engaged in a greater range of businesses or have greater financial, technical, sales or other resources than our portfolio companies do. Our portfolio companies could lose market share if their competitors introduce or acquire new products that compete with their software and related services or add new features to existing products. Any deterioration in the results of our portfolio companies due to competition or otherwise could, in turn, materially adversely affect our business, financial condition and results of operations.

***We may be subject to risks associated with our investments in the professional services industry.***

Portfolio companies in the professional services sector are subject to many risks, including the negative impact of regulation, changing technology, a competitive marketplace and difficulty in obtaining financing. Portfolio companies in the professional services industry must respond quickly to technological changes and understand the impact of these changes on customers' preferences. Adverse economic, business, or regulatory developments affecting the professional services sector could have a negative impact on the value of our investments in portfolio companies operating in this industry, and therefore could negatively impact our business and results of operations.

*Our investments in the healthcare providers and services industry face considerable uncertainties.*

The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules or changes in administration of such laws and rules could force our portfolio companies engaged in healthcare to change reserve levels or change how they do business, and could also restrict revenue, increase costs, and impact liquidity.

Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government's role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry.

*Investing in large private U.S. borrowers may limit the Company's ability to achieve high growth rates during times of economic expansion.*

Investing in originated assets made to large private U.S. borrowers may result in us underperforming in other segments of the market, particularly during times of economic expansion, because large private U.S. borrowers may be less responsive to competitive challenges and opportunities in the financial markets. As a result, our value may not rise at the same rate, if at all, as other funds that invest in smaller market capitalization companies that are more capable of responding to economic and industrial changes.

*We are subject to risks associated with investing in portfolio companies that derive a significant portion of their revenue from government contracts.*

Some of our portfolio companies may derive a significant portion of their revenues from government contracts. When such contracts with government entities expire, they may be opened for bidding by competing service providers, and there is no guarantee that our portfolio companies' contracts will be renewed or extended. If, as a result of government budgetary cuts, any of our portfolio companies' government contracts are terminated, not renewed, renewed on less favorable terms, or not renewed on a timely basis; if payments due to our portfolio companies under contracts with government entities are delayed due to administrative backlogs or budgetary constraints; or if any of our portfolio companies receive an adverse finding or review resulting from an audit or investigation, the stability and financial performance of these companies, including their ability to service or repay debt, could be materially and adversely impacted. As a result, any disruptions to these contracts may in turn negatively affect the value of our investments and our overall returns. Furthermore, a reduction in U.S. government contracting may limit investment opportunities and negatively impact our ability to generate expected returns.

*Investing in private companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.*

These risks include that:

- these companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guarantees we may have obtained in connection with our investment;

- these companies frequently have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors' actions and changing market conditions, as well as general economic downturns;

- these companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

- these companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, trustees and members of the Advisers may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

- these companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

### *We may not realize gains from our equity investments.*

Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

### *An investment strategy focused primarily on privately-held companies presents certain challenges, including, but not limited to, the lack of available information about these companies.*

We invest primarily in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. Second, the depth and breadth of experience of management in private companies tends to be less than that at public companies, which makes such companies more likely to depend on the management talents and efforts of a smaller group of persons and/or persons. Therefore, the decisions made by such management teams and/or the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our investments and, in turn, on us. Third, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns. Fourth, limited public information generally exists about private companies. Fifth, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of the Advisers to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. The Advisers typically assess an investment in a portfolio company based on the Advisers' estimate of the portfolio company's earnings and enterprise value, among other things, and these estimates may be based on limited information and may otherwise be inaccurate, causing the Advisers to make different investment decisions than they may have made with more complete information. These private companies and their financial information are not subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

*Our investments in securities or assets of publicly-traded companies are subject to the risks inherent in investing in public securities.*

We may invest a portion of our portfolio in publicly-traded assets. For example, it is not expected that we will be able to negotiate additional financial covenants or other contractual rights, which we might otherwise be able to obtain in making privately negotiated investments. In addition, by investing in publicly-traded securities or assets, we will be subject to U.S. federal and state securities laws, as well as non-U.S. securities laws, that may, among other things, restrict or prohibit our ability to make or sell an investment. Moreover, we may not have the same access to information in connection with investments in public securities, either when investigating a potential investment or after making an investment, as compared to privately negotiated investments. Furthermore, we may be limited in our ability to make investments and to sell existing investments in public securities because the Company may be deemed to have material, non-public information regarding the issuers of those securities or as a result of other internal policies. The inability to sell public securities in these circumstances could materially adversely affect our investment results. In addition, an investment may be sold by us to a public company where the consideration received is a combination of cash and stock of the public company, which may, depending on the securities laws of the relevant jurisdiction, be subject to lock-up periods.

*A lack of liquidity in certain of our investments may adversely affect our business.*

We generally invest in companies whose securities are not publicly-traded or actively traded on the secondary market, and whose securities are subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

*We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded debt commitments.*

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase shares. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

*Our investments may include original issue discount and payment-in-kind instruments.*

To the extent that we invest in original issue discount or PIK instruments and the accretion of original issue discount or PIK interest income constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

- the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

- original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

- an election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our gross assets and, as such, increases the Advisers' future base management fees which, thus, increases the Advisers' future income incentive fees at a compounding rate;

- market prices of PIK instruments and other zero-coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero-coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;

- the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

- even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

- for accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors, the 1940 Act does not require that investors be given notice of this fact;

- the required recognition of original issue discount or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash component of our investment company taxable income that may require cash distributions to shareholders in order to maintain our ability to be subject to tax as a RIC; and

- original issue discount may create a risk of non-refundable cash payments to the Advisers based on non-cash accruals that may never be realized.

***We may enter into a TRS agreement that exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.***

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Company would typically have to post collateral to cover this potential obligation. To the extent the Company complies with the applicable requirements of Rule 18f-4, the leverage incurred through TRS will not be considered a borrowing for purposes of the Company's overall leverage limitation.

A TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the loans underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could in the aggregate be significant. A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty.

***We may enter into repurchase agreements or reverse repurchase agreements.***

Subject to our investment objectives and policies, we may invest in repurchase agreements as a buyer for investment and/or cash management purposes. Repurchase agreements typically involve the acquisition by us of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that we will sell the securities back to the institution at a fixed time in the future. We do not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase

obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, we could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which we seek to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, we generally will seek to liquidate such collateral. However, the exercise of our right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, we could suffer a loss.

Subject to our investment objectives and policies, we invest in repurchase agreements as a seller, also known as a **"reverse repurchase agreement."** Our use of reverse repurchase agreements involves many of the same risks involved in our use of leverage, as the proceeds from reverse repurchase agreements are generally invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that we have sold but remain obligated to repurchase. In addition, there is a risk that the market value of the securities we retain may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, we may be adversely affected. Also, in entering into reverse repurchase agreements, we bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Company's NAV will decline, and, in some cases, we may be worse off than if we had not used such instruments.

### *We may enter into securities lending agreements.*

We may from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions if our asset coverage, as defined in the 1940 Act, is at or above 150% immediately after each such loan. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to brokers and other financial institutions that are believed by the Advisers to be of high credit standing. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (e.g., negotiable certificates of deposit, bankers' acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. If the Company enters into a securities lending arrangement, the Advisers, as part of their responsibilities under the Advisory Agreements, will invest the Company's cash collateral in accordance with the Company's investment objectives and strategies. The Company will pay the borrower of the securities a fee based on the amount of the cash collateral posted in connection with the securities lending program. The borrower will pay to the Company, as the lender, an amount equal to any dividends or interest received on the securities lent.

The Company may invest the cash collateral received only in accordance with its investment objectives, subject to the Company's agreement with the borrower of the securities. In the case of cash collateral, the Company expects to pay a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Company.

Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Company, as the lender, will retain the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Company if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Company may also call such loans in order to sell the securities involved. When engaged in securities lending, the Company's performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Company in permissible investments.

***We may from time to time enter into credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.***

We may from time to time enter into credit default swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset.

A credit default swap is a contract in which one party buys or sells protection against a credit event with respect to an issuer, such as an issuer's failure to make timely payments of interest or principal on its debt obligations, bankruptcy or restructuring during a specified period. Generally, if we sell credit protection using a credit default swap, we will receive fixed payments from the swap counterparty and if a credit event occurs with respect to the applicable issuer, we will pay the swap counterparty par for the issuer's defaulted debt securities and the swap counterparty will deliver the defaulted debt securities to us. Generally, if we buy credit protection using a credit default swap, we will make fixed payments to the counterparty and if a credit event occurs with respect to the applicable issuer, we will deliver the issuer's defaulted securities underlying the swap to the swap counterparty and the counterparty will pay us par for the defaulted securities. Alternatively, a credit default swap may be cash settled and the buyer of protection would receive the difference between the par value and the market value of the issuer's defaulted debt securities from the seller of protection.

Credit default swaps are subject to the credit risk of the underlying issuer. If we are selling credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, a credit event will occur and we will have to pay the counterparty. If we are buying credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, no credit event will occur and we will receive no benefit for the premium paid.

A derivative transaction is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. Changes in the credit quality of the companies that serve as the Company's counterparties with respect to their derivative transactions will affect the value of those instruments. By entering into derivatives transactions, the Company assumes the risks that theses counterparties could experience financial or other hardships that could call into question their continued ability to perform their obligations. In the case of a default by the counterparty, the Company could become subject to adverse market movements while replacement transactions are executed. The ability of the Company to transact business with any one or number of counterparties, the possible lack of a meaningful and independent evaluation of such counterparties' financial capabilities, and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Company. Furthermore, concentration of derivatives in any particular counterparty would subject the Company to an additional degree of risk with respect to defaults by such counterparty.

The Advisers evaluate and monitor the creditworthiness of counterparties in order to ensure that such counterparties can perform their obligations under the relevant agreements. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial or other difficulties, the Company may experience significant delays in obtaining any recovery under the derivative contract in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy or other analogous

proceedings. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Company is owed this fair market value upon the termination of the derivative contract and its claim is unsecured, the Company will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying assets. The Company may obtain only a limited recovery or may obtain no recovery at all in such circumstances. In addition, regulations that were adopted in 2019 require certain bank-regulated counterparties and certain of their affiliates to include in certain financial contracts, including many derivatives contracts, terms that delay or restrict the rights of counterparties, such as the Company, to terminate such contracts, foreclose upon collateral, exercise other default rights or restrict transfers of credit support in the event that such counterparty and/or its affiliates are subject to certain types of resolution or insolvency proceedings.

In some cases, we may post collateral to secure our obligations to the counterparty, and we may be required to post additional collateral upon the occurrence of certain events such as a decrease in the value of the reference security or other asset. In some cases, the counterparty may not collateralize any of its obligations to us. Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. In addition to the risks described above, such arrangements are subject to risks similar to those associated with the use of leverage.

Certain categories of credit default swaps are subject to mandatory clearing, and more categories may be subject to mandatory clearing in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared over-the-counter derivative transactions because generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties' performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that a clearing house, or its members, will satisfy the clearing house's obligations (including, but not limited to, financial obligations and legal obligations to segregate margins collected by the clearing house) to the Company. Counterparty risk with respect to certain exchange-traded and over-the-counter derivatives are considered as part of the value at risk provisions of Rule 18f-4. See *"—Risks Related to Debt Financing."*

### *We may acquire various financial instruments for purposes of "hedging" or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.*

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. These financial instruments may be purchased on exchanges or may be individually negotiated and traded in over-the-counter markets. Use of such financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our shareholders. The Dodd-Frank Act could adversely impact an issuer's ability to hedge risks associated with the Company's investments.

### *Price movements of forwards, futures, derivative contracts and other financial instruments in which the Company's assets may be invested can be highly volatile.*

Price movements of forwards, futures, derivative contracts and other financial instruments in which the Company's assets may be invested can be highly volatile and are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition,

governments from time to time intervene in certain markets, directly and by regulation, particularly in currencies, futures and options. Such intervention is often intended to directly influence prices and may, together with other factors, cause some or all of these markets to move rapidly in the same direction. The effect of such intervention is often heightened by a group of governments acting in concert.

***Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.***

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

***Technological or other innovations and industry disruptions may negatively impact us and our portfolio companies.***

Recent trends in the market generally, including technological developments in artificial intelligence, have disrupted the industry with technological or other innovations. In this period of rapid technological and commercial innovation, new businesses and approaches may be created that could affect the Company and/or its portfolio companies or alter the market practices that help frame its strategy. Any of these new approaches could damage the Company's investments, significantly disrupt the market in which it operates and subject it to increased competition, which could materially and adversely affect its business, financial condition and results of investments. Moreover, given the pace of innovation in recent years, the impact on a particular investment may not have been foreseeable at the time we made the investment. Furthermore, we could base investment decisions on views about the direction or degree of innovation that prove inaccurate and lead to losses.

***We and our portfolio companies may experience risk related to the use of artificial intelligence.***

Technological developments in artificial intelligence, including machine learning technology and generative artificial intelligence (**"AI Technology"** and, collectively, **"AI Technologies"**) and their current and potential future applications, as well as the legal and regulatory frameworks within which they operate, are rapidly evolving. The full extent of current or future risks related thereto is not possible to predict and we and our portfolio companies may not be able to anticipate, prevent, mitigate or remediate all of the potential risks, challenges or impacts of such changes. Any of these technological innovations could result in harm to us, Blackstone, the Advisers or our portfolio companies; reduce demand for their products, services, software or technology offerings; significantly disrupt the markets in which they operate; and subject them to increased competition, including industry pricing or other competitive dynamics. These effects could materially and adversely affect their business, financial condition and results of operations, impact their valuations and ultimately have an adverse impact on us. Advancements in computing and AI Technologies, including efficiency improvements, without related increases in the adoption and development of such technologies, could also negatively impact demand for, and the valuation of, digital infrastructure assets of Blackstone, our affiliates, and our portfolio companies.

We, Blackstone, the Advisers and our portfolio companies avail ourselves/themselves of the benefits, insights and efficiencies that are available through the use of AI Technologies. While we, Blackstone, the Advisers, our affiliates and our portfolio companies have begun to deploy AI Technologies in a variety of ways, including in the evaluation and management of investments, legal and marketing compliance, customer engagement, content creation and rules-based operations (e.g., legal, accounting, and transaction processing), the

long-term effectiveness and scalability of AI Technologies remain uncertain. In addition, the use of AI Technologies presents a number of risks that cannot be fully mitigated. For example, AI Technologies are highly reliant on the collection and analysis of large amounts of data and complex algorithms, but it is not possible or practicable to incorporate all relevant data into models that AI Technologies utilize to operate. Moreover, with the use of AI Technologies, there often exists a lack of transparency of how inputs are converted to outputs, and neither we, Blackstone, the Advisers nor our portfolio companies can fully validate this process and its accuracy. The accuracy of such inputs and the resulting impact on the results of AI Technologies cannot be verified and could result in a diminished quality of work product that includes or is derived from inaccurate or erroneous information. Further, inherent bias in the construction of AI Technologies can lead to a wide array of risks including but not limited to accuracy, efficacy and reputational harm. Therefore, it is expected that data in such models will contain a degree of inaccuracy and error, and potentially materially so, and that such data as well as algorithms in use could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of AI Technologies and could adversely impact us, Blackstone, the Advisers or our portfolio companies to the extent we/they rely on the work product of such AI Technologies. The volume and reliance on data and algorithms also make AI Technologies, and in turn us, Blackstone, the Advisers and our portfolio companies, more susceptible to cybersecurity threats, including the compromise of underlying models, training data, or other intellectual property. We, Blackstone, the Advisers and our portfolio companies could be exposed to risks to the extent third-party service providers, or any counterparties use AI Technologies in their business activities. At the same time, to the extent utilized by Blackstone or the Advisers, any interruption of access to or use of AI Technologies could impede the ability of us, Blackstone, the Advisers or our portfolio companies to generate information and analysis that could be beneficial to us/them and our/their business, financial condition and results of operations. AI Technologies will likely also be competitive with certain business activities or increase the obsolescence of certain organizations' products or services, particularly as AI Technologies improve. This could also have an adverse impact on us, Blackstone, the Advisers or our portfolio companies.

AI Technologies can also be misused or misappropriated by third parties and/or employees of Blackstone, the Advisers or our portfolio companies. For example, there is a risk that a user will input confidential information, including material non-public information, or personal identifiable information, into AI Technologies applications, resulting in such information becoming part of a dataset that is accessible by other third-party AI Technologies applications and users including competitors of us, Blackstone, the Advisers or our portfolio companies. Moreover, we, Blackstone, the Advisers and our portfolio companies will not necessarily be in a position to control the manner in which third-party AI Technologies are developed or maintained or the manner in which third parties use AI Technologies to provide services, even where they have sought contractual protections. The use of AI Technologies, including potential inadvertent disclosure of confidential information or personal identifiable information, could also lead to legal and regulatory investigations and enforcement actions. Relatedly, we, Blackstone, the Advisers and our portfolio companies could be exposed to risks to the extent third-party service providers or any counterparties use AI Technologies in their business activities.

Blackstone expects to be involved in the collection of data and/or development of proprietary AI Technologies for Blackstone, the Advisers, the Company, Other Clients and/or their portfolio companies. To this end, we can be expected to pay and bear certain expenses and fees associated with developing and maintaining such technology, including the costs of any professional service providers, subscriptions and related software and hardware, server infrastructure and hosting, and internal Blackstone expenses, fees, charges and/or related costs incurred, charged or specifically attributed or allocated (based on methodologies determined by Blackstone) to us, Blackstone, the Advisers or our portfolio companies or their affiliates in connection with such AI Technologies, and none of the fees, costs or expenses described above will reduce or offset the management fees.

Regulations related to AI Technologies could also impose certain obligations and costs related to monitoring and compliance. Regulators are increasing scrutiny of, and enacting or considering enacting regulations regarding, the use of AI Technologies, including the use of "big data," diligence of data sets and oversight of data vendors. The use of AI Technologies by us, Blackstone, the Advisers or our portfolio companies may require compliance with legal and regulatory frameworks that are not fully developed or tested, and we, Blackstone, the

Advisers or our portfolio companies may face litigation and regulatory actions related to the use or the engagement of vendors that use AI Technologies. In April 2023, the Federal Trade Commission, U.S. Department of Justice, Consumer Financial Protection Bureau, and U.S. Equal Employment Opportunity Commission released a joint statement on artificial intelligence demonstrating interest in monitoring the development and use of automated systems and enforcement of their respective laws and regulations. In October 2023, an executive order established new standards for AI safety and security. In addition to the U.S. regulatory framework, the EU adopted the Artificial Intelligence Act in 2024, which applies to certain AI Technologies and the data used to train, test and deploy them, which may create additional compliance burdens, higher administrative costs and significant penalties should we, Blackstone, the Advisers and our portfolio companies fail to comply or be perceived to fail to comply.

AI Technologies and their current and potential future applications including in the private investment and financial sectors, as well as the legal and regulatory frameworks within which they operate, continue to rapidly evolve, and it is not possible to predict the full extent of current or future risks related thereto.

***We may make investments related to data centers, which exposes us to related risks.***

We may make investments in the data center industry, which exposes us to risks inherent in that sector. These risks include shifts in demand or consumer preferences, a decline in the broader technology industry—such as reduced use of mobile or web-based commerce, business layoffs or downsizing or business relocations—increased costs of complying with existing or new government regulations and other industry-specific factors. Additionally, a downturn in the data center market, such as oversupply or reduced demand for space, increased competition, the rapid development of new technologies or adoption of new industry standards or market devaluations, could render our portfolio companies' current products, services or facilities obsolete or unmarketable, impair their ability to refinance existing private credit loans and restrict merger and acquisition activity in the data center industry. Any of these or other adverse conditions could negatively impact cash flows from our portfolio companies in the data center industry, which in turn could have a material adverse effect on us.

***We may invest through various joint ventures.***

From time to time, we may hold a portion of our investments through partnerships, joint ventures, securitization vehicles or other entities with third-party investors (collectively, "**joint ventures**"). Joint venture investments involve various risks, including risks similar to those associated with a direct investment in a portfolio company, the risk that we will not be able to implement investment decisions or exit strategies because of limitations on our control under applicable agreements with joint venture partners, the risk that a joint venture partner may become bankrupt or may at any time have economic or business interests or goals that are inconsistent with those of the Company, the risk that a joint venture partner may be in a position to take action contrary to the Company's objectives, the risk of liability based upon the actions of a joint venture partner and the risk of disputes or litigation with such partner and the inability to enforce fully all rights (or the incurrence of additional risk in connection with enforcement of rights) one partner may have against the other, including in connection with foreclosure on partner loans, because of risks arising under state law. Our ability to exercise control or significant influence over management in these cooperative efforts will depend upon the nature of the joint venture arrangement, and certain joint venture arrangements may pose risks of impasse if no single party controls the joint venture, including the risk that we will not be able to implement investment decisions or exit strategies because of limitations on our control under applicable agreements with joint venture partners. In addition, we may, in certain cases, be liable for actions of our joint venture partners. The joint ventures in which we participate may sometimes be allocated investment opportunities that might have otherwise gone entirely to the Company, which may reduce our return on equity. Additionally, our joint venture investments may be held on an unconsolidated basis and at times may be highly leveraged. Such leverage would not count toward the investment limits imposed on us by the 1940 Act. If an investment in an unconsolidated joint venture were to be consolidated for any reason, the leverage of such joint venture could impact our ability to maintain the minimum

coverage ratio of total assets to total borrowings and other senior securities required under the 1940 Act, which have an effect on our operations and investment activities. See *"—When we use leverage, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Leverage may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders, and result in losses."*

### We are subject to risks associated with investing alongside other third parties.

We may invest in joint ventures alongside third parties through joint ventures, partnerships or other entities in the future. Such investments may involve risks not present in investments where a third party is not involved, including the possibility that such third party may at any time have economic or business interests or goals which are inconsistent with ours, or may be in a position to take action contrary to our investment objectives. In addition, we may in certain circumstances be liable for actions of such third party.

More specifically, joint ventures involve a third party that has approval rights over activity of the joint venture. The third party may take actions that are inconsistent with our interests. For example, the third party may decline to approve an investment for the joint venture that we otherwise want the joint venture to make. A joint venture may also use investment leverage which magnifies the potential for gain or loss on amounts invested. Generally, the amount of borrowing by the joint venture is not included when calculating our total borrowing and related leverage ratios and is not subject to asset coverage requirements imposed by the 1940 Act. If the activities of the joint venture were required to be consolidated with our activities because of a change in GAAP rules or SEC staff interpretations, it is likely that we would have to reorganize any such joint venture.

### We may syndicate co-investment opportunities, which may be costly.

From time to time, we may make an investment with the expectation of offering a portion of its interests therein as a co-investment opportunity to third-party investors. There can be no assurance that we will be successful in syndicating any such co-investment, in whole or in part, that the closing of such co-investment will be consummated in a timely manner, that any syndication will take place on terms and conditions that will be preferable for the Company or that expenses incurred by us with respect to any such syndication will not be substantial. In the event that we are not successful in syndicating any such co-investment, in whole or in part, we may consequently hold a greater concentration and have more exposure in the related investment than initially was intended, which could make the Company more susceptible to fluctuations in value resulting from adverse economic and/or business conditions with respect thereto. Moreover, an investment by the Company that is not syndicated to co-investors as originally anticipated could significantly reduce our overall investment returns.

### We may use a wide range of investment techniques that could expose us to a diverse range of risks.

The Advisers may employ investment techniques or invest in instruments that they believe will help achieve our investment objectives, whether or not such investment techniques or instruments are specifically defined herein, so long as such investments are consistent with our investment strategies and objectives and subject to applicable law. Such investment techniques or instruments may not be thoroughly tested in the market before being employed and may have operational or theoretical shortcomings which could result in unsuccessful investments and, ultimately, losses to us. In addition, any such investment technique or instrument may be more speculative than other investment techniques or instruments specifically described herein and may involve material and unanticipated risks. There can be no assurance that the Advisers will be successful in implementing any such investment technique. Furthermore, the diversification and type of investments may differ substantially from our prior investments.

### C. Risks Related to the Advisers and Their Affiliates

***The Advisers and their affiliates, including our officers and some of our trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.***

The Adviser and its affiliates receive substantial fees from us, and the Sub-Adviser receives a sub-advisory fee that will be paid by the Adviser out of its own advisory fees, in return for their services, and these fees could influence the advice provided to us. We pay to the Adviser an incentive fee that is based on the performance of our portfolio and an annual base management fee that is based on the average value of our gross assets at the end of the two most recently completed calendar quarters. Because the incentive fee is based on the performance of our portfolio, the Adviser may be incentivized to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may also encourage the Adviser to use leverage to increase the return on our investments. In addition, because the base management fee is based on the average value of our gross assets at the end of the two most recently completed calendar quarters, which includes any borrowings for investment purposes, the Adviser may be incentivized to recommend the use of leverage or the issuance of additional equity to make additional investments and increase the average value of our gross assets at the end of the two most recently completed calendar quarters. Under certain circumstances, the use of leverage may increase the likelihood of default, which could disfavor our shareholders. Our compensation arrangements could therefore result in our making riskier or more speculative investments, or relying more on leverage to make investments, than would otherwise be the case. This could result in higher investment losses, particularly during cyclical economic downturns. See *"— Various potential and actual conflicts of interest will arise, and there are conflicts that may not be identified or resolved in a manner favorable to us."*

***We may be obligated to pay the Adviser, and the Adviser may be obligated to pay the Sub-Adviser, incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.***

Our Investment Advisory Agreement entitles the Adviser, and the Sub-Advisory Agreement entitles the Sub-Adviser to receive Pre-Incentive Fee Net Investment Income Returns regardless of any capital losses. In such case, we may be required to pay the Adviser, and the Adviser may be obligated to pay the Sub-Adviser, incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

In addition, any Pre-Incentive Fee Net Investment Income Returns may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

***The incentive fee based on income takes into account our past performance.***

The incentive fee based on income is determined and paid quarterly in arrears at the end of each calendar quarter by reference to our aggregate net investment income, as adjusted, from the calendar quarter then ending and the Trailing Twelve Quarters. The effect of calculating the incentive fee using reference to the Trailing Twelve Quarters is that, in certain circumstances, an incentive fee based on income is payable to the Adviser although our net income for such quarter did not exceed the hurdle rate or the incentive fee will be higher than it would have been if calculated based on our performance for the applicable quarter without taking into account the Trailing Twelve Quarters. For example, if we experience a net loss for any particular quarter, an incentive fee may still be paid to the Adviser if such net loss is less than the net loss for the most recent quarter that preceded the Trailing Twelve Quarters. In such circumstances, the Adviser would be entitled to an incentive fee whereas it

would not have been entitled to an incentive fee if calculated solely on the basis of our performance for the applicable quarter.

### *There may be conflicts of interest related to obligations that the Advisers' senior management and investment team have to Other Clients.*

The members of the senior management and investment team of the Advisers serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to Other Clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. Our investment objectives may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. In particular, we will rely on the Advisers to manage our day-to-day activities and to implement our investment strategy. The Advisers and certain of their affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, the Advisers, their officers and employees and certain of their affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of their affiliated equipment funds. The Advisers and their officers and employees will devote only as much of their time to our business as the Advisers and their officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

We rely, in part, on the Advisers to assist with identifying investment opportunities and making investment recommendations. The Advisers and their affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Advisers, their affiliates and their respective officers and employees will not be devoted exclusively to our business, but will be allocated between us and such other business activities of the Advisers and their affiliates in a manner that the Advisers deem necessary and appropriate consistent with their fiduciary duties and the 1940 Act. See *"— Various potential and actual conflicts of interest will arise, and there are conflicts that may not be identified or resolved in a manner favorable to us."*

### *The time and resources that individuals employed by the Advisers devote to us may be diverted and we may face additional competition due to the fact that individuals employed by the Advisers are not prohibited from raising money for or managing other entities that make the same types of investments that we target.*

The Advisers and individuals employed by the Advisers are generally not prohibited from raising capital for and managing other investment entities that make the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. We may participate in certain transactions originated by Blackstone, the Advisers or their affiliates under our exemptive relief from the SEC that allows us to engage in co-investment transactions with Blackstone, the Advisers and their respective affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require Blackstone, the Advisers and certain of their affiliates to adopt policies designed to ensure that we receive a fair and equitable opportunity to participate in potential co-investment opportunities, the Advisers may determine that we will not participate in certain transactions that they, Blackstone or their affiliates originate, or we may not be offered the opportunity to participate at all if the opportunity is outside of our then-current core investment objectives and strategies (the **"Core Mandate"**). Affiliates of the Advisers, whose primary business includes the origination of investments or investing in non-originated assets, engage in investment advisory business with accounts that compete with us. See *"— Various potential and actual conflicts of interest will arise, and there are conflicts that may not be identified or resolved in a manner favorable to us."*

***Our Common Shares may be purchased by the Advisers or their affiliates.***

Affiliates of the Advisers have purchased and in the future expect to purchase our Common Shares. The Advisers and their affiliates will not acquire any shares with the intention to resell or re-distribute such shares. The purchase of shares by the Advisers and their affiliates could create certain risks, including, but not limited to, the following:

- the Advisers and their affiliates may have an interest in disposing of our assets at an earlier date so as to recover their investment in our Common Shares;

- substantial purchases of our Common Shares by the Advisers and their affiliates may limit the Advisers' ability to fulfill any financial obligations that they may have to us or incurred on our behalf; and

- potential conflicts of interest, including related to the exercise of voting, consent or similar rights under our Common Shares.

***The Advisers rely on key personnel, the loss of any of whom could impair its ability to successfully manage us.***

Our future success depends, to a significant extent, on the continued services of the officers and employees of the Advisers or their affiliates. The loss of services of one or more members of the Advisers' management team, including members of the Investment Committee, could adversely affect our financial condition, business and results of operations. The Advisers do not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or the Advisers. Further, we do not intend to separately maintain key person life insurance on any of these individuals.

***We depend on the Advisers to select our investments and otherwise conduct our business, and any material adverse change in its financial condition or our relationship with the Advisers could have a material adverse effect on our business and ability to achieve our investment objectives.***

Our success is dependent upon our relationship with, and the performance of, the Advisers in the acquisition and management of our portfolio investments, and our corporate operations, as well as the persons and firms the Advisers retain to provide services on our behalf. The Advisers may suffer or become distracted by adverse financial or operational problems in connection with Blackstone's business and activities unrelated to us and over which we have no control. Should the Advisers fail to allocate sufficient resources to perform their responsibilities to us for any reason, we may be unable to achieve our investment objectives or to pay distributions to our shareholders.

***The Adviser's influence on conducting our operations gives it the ability to increase its fees, which may reduce the amount of cash flow available for distribution to our shareholders.***

The Adviser is paid a base management fee calculated as a percentage of our gross assets and unrelated to net income or any other performance base or measure. The Adviser may advise us to consummate transactions or conduct our operations in a manner that, in the Adviser's reasonable discretion, is in the best interests of our shareholders. These transactions, however, may increase the amount of fees paid to the Adviser. The Adviser's ability to influence the base management fee paid to it by us could reduce the amount of cash flow available for distribution to our shareholders.

***There may be trademark risk, as we do not own the Blackstone name.***

We do not own the Blackstone name, but we are permitted to use it as part of our corporate name pursuant to the Investment Advisory Agreement. Use of the name by other parties or the termination of the Investment Advisory Agreement may harm our business.

*We may be subject to additional potential conflicts of interests as a consequence of Blackstone's status as a public company.*

As a consequence of Blackstone's status as a public company, our officers and trustees, and the employees of the Advisers may take into account certain considerations and other factors in connection with the management of the business and affairs of us and our affiliates that would not necessarily be taken into account if Blackstone were not a public company.

### D. Risks Related to Business Development Companies

*The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.*

Under the 1940 Act, a BDC may not acquire any asset other than Qualifying Assets, unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are Qualifying Assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not Qualifying Assets. Conversely, if we fail to invest a sufficient portion of our assets in Qualifying Assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

*Failure to maintain our status as a BDC would reduce our operating flexibility.*

If we do not remain a BDC, we might be regulated as a registered closed-end management investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

*Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.*

As a result of meeting the annual distribution requirement to qualify for taxation as a RIC under the Code, we may need to periodically access the capital markets to raise cash in order to fund new investments. We may issue "senior securities," as defined under the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage meets the threshold set forth in the 1940 Act immediately after each such issuance. The 1940 Act currently requires an asset coverage of at least 150% (i.e., the amount of debt may not exceed two-thirds of the value of our assets). Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately-owned competitors, which may lead to greater shareholder dilution.

For U.S. federal income tax purposes, we are required to recognize taxable income (which may include deferred interest that is accrued as original issue discount) in some circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income in order to avoid corporate income tax as a RIC. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to eliminate any corporate income tax as a RIC under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we

would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not meet the distribution requirements prescribed by the Code for a RIC and as such may become subject to corporate income tax.

We borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could result in a corporate income tax to the Company. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our Common Shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our Common Shares, or warrants, options or rights to acquire our Common Shares, at a price below the current NAV of our Common Shares if our Board, including our Independent Trustees, determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, as well as those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the fair value of such securities.

***Our ability to enter into transactions with our affiliates is restricted.***

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the independent members of our Board and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and generally we will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our Board. However, we may under certain circumstances purchase any such affiliate's loans or securities in the secondary market, which could create a conflict for the Advisers between our interests and the interests of such affiliate, in that the ability of the Advisers to recommend actions in our best interest may be limited. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of our Board and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions (including certain co-investments) with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers, trustees, investment advisers, sub-advisers or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any fund or any portfolio company of a fund managed by the Advisers, or entering into joint arrangements such as certain co-investments with these companies or funds without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We have obtained exemptive relief from the SEC that allows us to engage in co-investment transactions with Blackstone, the Advisers and their respective affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require Blackstone, the Advisers and certain of their affiliates to adopt policies designed to ensure that we receive a fair and equitable opportunity to participate in potential co-investment opportunities, the Advisers may determine that we will not participate in certain transactions that they, Blackstone or their affiliates originate, or we may not be offered the opportunity to participate at all if the opportunity is outside of our Core Mandate.

*We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.*

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other expenses. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to create and maintain a broad portfolio of investments and achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

*We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.*

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Under the 1940 Act, a "diversified" investment company is required to invest at least 75% of the value of its total assets in cash and cash items, government securities, securities of other investment companies and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the total assets of such company and no more than 10% of the outstanding voting securities of such issuer. As a non-diversified investment company, we are not subject to this requirement. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market's assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company or to a general downturn in the economy. However, we will be subject to the diversification requirements applicable to RICs under Subchapter M of the Code.

E.     **Risks Related to Debt Financing**

*When we use leverage, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Leverage may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders, and result in losses.*

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. When we use leverage to partially finance our investments through borrowing from banks and other lenders, shareholders will experience increased risks of investing in our Common Shares. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not used leverage. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Adviser. The Company's leverage strategy may not work as planned or achieve its goal.

We use and intend to continue to use leverage to finance our investments. The amount of leverage that we employ will depend on the Advisers' and our Board's assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the

obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to shareholders may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our Board, a majority of whom are Independent Trustees with no material interests in such transactions.

The Company may also enter into reverse repurchase agreements. Transactions under such agreements constitute leverage. When the Company enters into a reverse repurchase agreement, any fluctuations in the market value of either the securities transferred to another party or the securities in which the proceeds may be invested would affect the market value of the Company's assets. As a result, the use of such leverage transactions may increase fluctuations in the market value of the Company's assets compared to what would occur without the use of such transactions. Because reverse repurchase agreements may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage. If the Company reinvests the proceeds of a reverse repurchase agreement at a rate lower than the cost of the agreement, transacting under such agreement will lower the Company's yield.

Although leverage has the potential to enhance overall returns that exceed the Company's cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Company's cost of funds. In addition, borrowings and reverse repurchase agreements or similar arrangements in which the Company may engage may be secured by the shareholders' investments as well as by the Company's assets and the documentation relating to such transactions may provide that during the continuance of a default under such arrangement, the interests of the holders of Common Shares may be subordinated to the interests of the Company's lenders or debt holders.

Our credit facilities and unsecured notes impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our tax treatment as a RIC under the Code. A failure to renew our facilities or to add new or replacement debt facilities or issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition, results of operations and/or liquidity.

See *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations— Financial Condition, Liquidity and Capital Resources"* for more information regarding our borrowings.

### *We may default under our credit facilities.*

In the event we default under our credit facilities or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

*Our current or future credit ratings may not reflect all risks of an investment in our debt securities.*

Any current or future credit ratings of us are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our current or future credit ratings will generally affect the market value of our debt securities. Our current or future credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.

*The trading market or market value of our issued debt securities may fluctuate.*

Our issued debt securities may or may not have an established trading market. We cannot assure our noteholders that a trading market for our issued debt securities will ever develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, our issued debt securities. These factors include, but are not limited to, the following:

- the time remaining to the maturity of these debt securities;

- the outstanding principal amount of debt securities with terms identical to these debt securities;

- the ratings assigned by national statistical ratings agencies;

- the general economic environment;

- the supply of debt securities trading in the secondary market, if any;

- the redemption or repayment features, if any, of these debt securities;

- the level, direction and volatility of market interest rates generally; and

- market rates of interest higher or lower than rates borne by the debt securities.

Our noteholders should also be aware that there may be a limited number of buyers when they decide to sell their debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities.

*Terms relating to redemption may materially adversely affect our noteholders' return on any debt securities that we may issue.*

If our noteholders' debt securities are redeemable at our option, we may choose to redeem their debt securities at times when prevailing interest rates are lower than the interest rate paid on their debt securities. In addition, if our noteholders' debt securities are subject to mandatory redemption, we may be required to redeem their debt securities also at times when prevailing interest rates are lower than the interest rate paid on their debt securities. In this circumstance, our noteholders may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as their debt securities being redeemed.

*If we issue preferred shares or convertible debt securities, the NAV of our Common Shares may become more volatile.*

We cannot assure you that the issuance of preferred shares and/or convertible debt securities would result in a higher yield or return to the holders of our Common Shares. The issuance of preferred shares or convertible debt would likely cause the NAV of our Common Shares to become more volatile. If the dividend rate on the preferred shares, or the interest rate on the convertible debt securities, were to approach the net rate of return on our investment portfolio, the benefit of such leverage to the holders of our Common Shares would be reduced. If the dividend rate on the preferred shares, or the interest rate on the convertible debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of Common Shares than if we had not issued the preferred shares or convertible debt securities. Any decline in the NAV of our investment would be borne entirely by the holders of our Common Shares. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in NAV to the holders of

our Common Shares than if we were not leveraged through the issuance of preferred shares or debt securities. This decline in NAV would also tend to cause a greater decline in the market price, if any, for our Common Shares.

There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios, which may be required by the preferred shares or convertible debt, or our current investment income might not be sufficient to meet the dividend requirements on the preferred shares or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund the redemption of some or all of the preferred shares or convertible debt. In addition, we would pay (and the holders of our Common Shares would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, debt securities, convertible debt, or any combination of these securities. Holders of preferred shares or convertible debt may have different interests than holders of Common Shares and may at times have disproportionate influence over our affairs.

### *Holders of any preferred shares that we may issue will have the right to elect certain members of our Board and have class voting rights on certain matters.*

The 1940 Act requires that holders of preferred shares must be entitled as a class to elect two trustees at all times and to elect a majority of the trustees if dividends on such preferred shares are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares, including changes in fundamental investment restrictions and conversion to open-end status and, accordingly, preferred shareholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our Common Shares and preferred shares, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our tax treatment as a RIC for U.S. federal income tax purposes.

### *Provisions in a credit facility may limit our investment discretion.*

A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In connection with one or more credit facilities entered into by the Company, distributions to shareholders may be subordinated to payments required in connection with any indebtedness contemplated thereby.

In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.

In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life,

collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.

The following table illustrates the effect of leverage on returns from an investment in our Common Shares assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

| | Assumed Return on Our Portfolio (Net of Expenses) | | | | |
| --- | --- | --- | --- | --- | --- |
| | -10% | -5% | 0% | 5% | 10% |
| Corresponding Return to Common Shareholder [1] . . . . . . . . . . . . . . . . | -30.09% | -18.36% | -6.62% | 5.11% | 16.85% |

(1) Based on (i) $14.7 billion in total assets as of December 31, 2025, (ii)$8.1 billion in outstanding indebtedness, at par, as of December 31, 2025, (iii) $6.2 billion in net assets as of December 31, 2025 and (iv) the weighted average all-in cost of debt (including unused fees, amortization of debt issuance costs (including premiums and discounts), and the impact of the application of hedge accounting) of 5.1% as of December 31, 2025.

Based on an outstanding indebtedness, at par, of $8.1 billion as of December 31, 2025 and the weighted average all-in cost of debt (including unused fees, amortization of debt issuance costs (including premiums and discounts), and the impact of the application of hedge accounting), of 5.1% as of that date, our investment portfolio at fair value would have had to produce an annual return of approximately 2.82% to cover annual interest payments on the outstanding debt. See *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources"* for more information regarding our borrowings.

### *Changes in interest rates may affect our cost of capital and net investment income.*

Since we use debt to finance a portion of our investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

### *Compliance with SEC Rule 18f-4 governing derivatives and use of leverage may limit our investment discretion.*

Among other things, Rule 18f-4 under the 1940 Act, eliminates the asset segregation framework arising from prior SEC guidance for covering positions in derivatives and certain financial instruments. Rule 18f-4 also limits a fund's derivatives exposure through a value-at-risk test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users. Subject to certain conditions, limited derivatives users (as defined in Rule 18f-4), such as the Company, however, would not be subject to the full requirements of Rule 18f-4. Under Rule 18f-4, a fund may enter into an unfunded commitment agreement that is

not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the fund has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. The Company has adopted policies and procedures to comply with the requirements of the rule. Compliance with Rule 18f-4 may limit our ability to use derivatives and/or enter into certain other financial contracts.

### *We have formed CLOs, and may form additional CLOs in the future, which may subject us to certain structured financing risks.*

To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers. Depending on how these CLOs are structured, an interest in any such CLO held by us may be considered a "non-qualifying" portfolio investment for purposes of the 1940 Act.

For the CLOs we create we will depend in part on distributions from the CLO's assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO's debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining RIC tax treatment, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our RIC tax treatment, which would have a material adverse effect on an investment in the shares.

In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrowers, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests in the CLO.

The manager for a CLO that we create may be the Company, the Advisers or an affiliate, and such manager may be entitled to receive compensation for structuring and/or management services. To the extent the Advisers or an affiliate other than the Company serves as manager and the Company is obligated to compensate the Advisers or the affiliate for such services, we, the Advisers or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our shareholders, pay no additional management fees to the Advisers or the affiliate in connection therewith. To the extent we serve as manager, we will waive any right to receive fees for such services from the Company (and indirectly its shareholders) or any affiliate.

### F.    Federal Income Tax Risks

### *We will be subject to corporate-level income tax if we are unable to maintain RIC tax treatment under Subchapter M of the Code or to satisfy RIC distribution requirements.*

To qualify for and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and quarterly asset diversification requirements. If we do not qualify for or maintain our RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

***We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.***

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero-coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Furthermore, we have elected to amortize market discount and include such amounts in our taxable income on a current basis, instead of upon disposition of the applicable debt obligation.

Because any original issue discount, market discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for taxation as a RIC under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus we may become subject to corporate-level income tax.

***Some of our investments may be subject to corporate-level income tax.***

We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).

***Our portfolio investments may present special tax issues.***

The Company expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Company. U.S. federal income tax rules are not entirely clear about issues such as when the Company may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Company, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

***Legislative or regulatory tax changes could adversely affect investors.***

At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our Common Shares or the value or the resale potential of our investments.

## G.	Risks Related to an Investment in the Common Shares

***We cannot assure you that the market price of Common Shares will not decline below our NAV. The market price of Common Shares may be volatile and may fluctuate substantially.***

We currently list our Common Shares on the NYSE under the symbol "BXSL." We cannot assure you that the trading market can be sustained. In addition, we cannot predict the prices at which our Common Shares will trade. Shares of closed-end management investment companies, including BDCs, frequently trade at a discount from their NAV and our Common Shares may also be discounted in the market. This characteristic of closed-end management investment companies is separate and distinct from the risk that our NAV per share may decline. We cannot predict whether our Common Shares will trade at, above or below NAV. The risk of loss associated with this characteristic of closed-end management investment companies may be greater for investors expecting to sell Common Shares purchased in an offering soon after such offering. In addition, if our Common Shares trades below its NAV, we will generally not be able to sell additional Common Shares to the public at its market price without first obtaining the approval of a majority of our shareholders (including a majority of our unaffiliated shareholders) and our independent directors for such issuance.

The market price and liquidity of the market for our Common Shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- significant volatility in the market price and trading volume of securities of BDCs or other companies in the sector in which we operate, which are not necessarily related to the operating performance of these companies;

- changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

- loss of RIC or BDC status;

- changes in earnings or variations in operating results;

- changes in the value of our portfolio of investments;

- changes in accounting guidelines governing valuation of our investments;

- any shortfall in revenue or net income or any increase in losses from levels expected by shareholders or securities analysts;

- departure of either of the Adviser or certain of its respective key personnel;

- operating performance of companies comparable to us;

- general economic trends and other external factors; and

- loss of a major funding source.

***A shareholder's interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.***

Our shareholders do not have preemptive rights to purchase any shares we issue in the future. Our charter authorizes us to issue an unlimited number of shares. Our Board may elect to sell additional shares in the future or issue equity interests in private offerings. To the extent we issue additional equity interests at or below NAV, your percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Under the 1940 Act, we generally are prohibited from issuing or selling our Common Shares at a price below NAV per share, which may be a disadvantage as compared with certain public companies. We may,

however, sell our Common Shares, or warrants, options, or rights to acquire our Common Shares, at a price below the current NAV of our Common Shares if our Board and independent directors determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, including a majority of those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing Common Shares or senior securities convertible into, or exchangeable for, our Common Shares, then the percentage ownership of our shareholders at that time will decrease and you will experience dilution.

***We may have difficulty paying distributions and the tax character of any distributions is uncertain.***

We generally intend to distribute substantially all of our available earnings annually by paying distributions on a quarterly basis, as determined by the Board in its discretion. We cannot assure shareholders that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this annual report. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. In addition, if we enter into a credit facility or any other borrowing facility, for so long as such facility is outstanding, we anticipate that we may be required by its terms to use all payments of interest and principal that we receive from our current investments as well as any proceeds received from the sale of our current investments to repay amounts outstanding thereunder, which could adversely affect our ability to make distributions.

Furthermore, the tax treatment and characterization of our distributions may vary significantly from time to time due to the nature of our investments. The ultimate tax characterization of our distributions made during a taxable year may not finally be determined until after the end of that taxable year. We may make distributions during a taxable year that exceed our investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which our total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder's tax basis in the shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such shares. A return of capital generally is a return of a shareholder's investment rather than a return of earnings or gains derived from our investment activities. Moreover, we may pay all or a substantial portion of our distributions from the proceeds of the sale of our Common Shares or from borrowings or sources other than net investment income in anticipation of future cash flow, which could constitute a return of shareholders' capital and will lower such shareholders' tax basis in our Common Shares, which may result in increased tax liability to shareholders when they sell such shares.

***Distributions on our Common Shares may exceed our taxable earnings and profits. Therefore, portions of the distributions that we pay may represent a return of capital to you. A return of capital is a return of a portion of your original investment in Common Shares. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions.***

We may pay our distributions from offering proceeds in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares, thereby increasing the amount of capital gain (or decreasing the amount of capital loss) realized upon a subsequent sale or redemption of such shares, even if such shares have not increased in value or have, in fact, lost value.

***Shareholders will experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.***

All distributions declared in cash payable to shareholders that are participants in our dividend reinvestment plan will generally be automatically reinvested in Common Shares if the investor opts in to the plan. As a result, shareholders that do not elect to participate in our dividend reinvestment plan may experience dilution over time.

***Shareholders may experience dilution in the NAV of their shares if they do not participate in our dividend reinvestment plan and if our Common Shares are trading at a discount to NAV.***

All distributions declared in cash payable to shareholders that are participants in our dividend reinvestment plan will generally be automatically reinvested in Common Shares if the investor opts in to the plan. As a result, shareholders that do not elect to participate in our dividend reinvestment plan may experience accretion to the NAV of their shares if our Common Shares are trading at a premium to NAV and dilution if our Common Shares are trading at a discount to NAV. The level of accretion or discount would depend on various factors, including the proportion of our shareholders who participate in the plan, the level of premium or discount at which our Common Shares are trading and the amount of the distribution payable to shareholders.

***No shareholder approval is required for certain mergers.***

Our Board may undertake to approve mergers between us and certain other funds or vehicles. Subject to the requirements of the 1940 Act and NYSE rules, such mergers will not require shareholder approval so shareholders will not be given an opportunity to vote on these matters unless such mergers are reasonably anticipated to result in a material dilution of the NAV per share of the Company. These mergers may involve funds managed by affiliates of Blackstone Credit & Insurance. The Board may also convert the form and/or jurisdiction of organization, including to take advantage of laws that are more favorable to maintaining board control in the face of dissident shareholders.

***Investing in our Common Shares involves a high degree of risk.***

The investments we make in accordance with our investment objectives may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our Common Shares may not be suitable for someone with lower risk tolerance.

***The NAV of our Common Shares may fluctuate significantly.***

The NAV and liquidity, if any, of the market for our Common Shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- significant volatility in the market price and trading volume of securities of BDCs or other companies in the sector in which we operate, which are not necessarily related to the operating performance of these companies;

- changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

- loss of RIC or BDC status;

- changes in earnings or variations in operating results;

- changes in the value of our portfolio of investments;

- changes in accounting guidelines governing valuation of our investments;

- any shortfall in revenue or net income or any increase in losses from levels expected by shareholders or securities analysts;

- departure of either of the Advisers or certain of their respective key personnel;

- operating performance of companies comparable to us;

- general economic trends and other external factors; and

- loss of a major funding source.

***Sales of substantial amounts of our Common Shares in the public market may have an adverse effect on the market price of our Common Shares.***

Sales of substantial amounts of our Common Shares, or the availability of such Common Shares for sale, could adversely affect the prevailing market prices for our Common Shares. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

**H.    Risks Related to Potential Conflicts of Interest**

***Various potential and actual conflicts of interest will arise, and there are conflicts that may not be identified or resolved in a manner favorable to us.***

The Advisers, Blackstone Credit & Insurance, Blackstone and their respective affiliates will be subject to certain conflicts of interest with respect to the services the Advisers and the Administrators provide to us. These conflicts will arise primarily from the involvement of Blackstone Credit & Insurance, Blackstone and their respective affiliates (the **"Firm"**), in other activities that may conflict with our activities. Additionally, the Company may invest in affiliated registered investment companies or business development companies, which could subject it to conflicts of interest related to such registered investment companies or business development companies, which may differ from the conflicts presented herein. You should be aware that individual conflicts will not necessarily be resolved in favor of your interest. The following list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Company.

For purposes of this discussion and ease of reference, the following terms shall have the meanings as set forth below:

**"*Other Blackstone Credit & Insurance Clients*"** means, collectively, the investment funds, client accounts (including managed accounts) and proprietary accounts and/or other similar arrangements (including such arrangements in which the Company or one or more Other Blackstone Credit & Insurance Clients own interests) that Blackstone Credit & Insurance may establish, advise or sub-advise from time to time and to which Blackstone Credit & Insurance provides investment management or sub-advisory services (other than the Company and any such funds and accounts in which the Company has an interest), in each case including any alternative investment vehicles and additional capital vehicles relating thereto and any vehicles established by Blackstone Credit & Insurance to exercise its side-by-side or other general partner investment rights as set forth in their respective governing documents; provided, that for the avoidance of doubt, **"Other Blackstone Credit & Insurance Clients"** shall not include Blackstone Credit & Insurance in its role as principal of any account, including any such accounts for which Blackstone Credit & Insurance or an affiliate thereof acts as an adviser.

**"*Blackstone Clients*"** means, collectively, the investment funds, client accounts (including managed accounts) and proprietary accounts and/or other similar arrangements (including such arrangements in which the Company or one or more Blackstone Clients own interests) that Blackstone may establish, advise or sub-advise from time to time and to which Blackstone provides investment management or sub-advisory services (other than the Company, any such funds and accounts in which the Company has an interest and Other Blackstone Credit & Insurance Clients), in each case including any alternative investment vehicles and additional capital vehicles relating thereto and any vehicles established by Blackstone to exercise its side-by-side or other general partner investment rights as set forth in their respective governing documents; provided that, for the avoidance of doubt, **"Blackstone Clients"** shall not include Blackstone in its role as principal of any account, including any accounts for which Blackstone or an affiliate thereof acts as an adviser.

"**Other Clients**" means, collectively, Other Blackstone Credit & Insurance Clients and Blackstone Clients.

*Performance Based Compensation and Management Fees*. The incentive fees payable to Blackstone Credit & Insurance may create a greater incentive for Blackstone Credit & Insurance to operate the Company in a riskier, more speculative or other manner that is less favorable to the shareholders, or time the purchase or sale of investments in a manner motivated by the personal interests of Blackstone Credit & Insurance and/or Blackstone personnel. However, the fact that the hurdle rate for the incentive fee based on income is calculated on an aggregate basis each quarter and that realized and unrealized losses are netted against realized gains for the incentive fee based on capital gains should reduce the incentives for the Advisers to make more speculative investments or otherwise time the purchase or sale of investments. Our Board will seek to monitor these conflicts but there can be no assurances that such monitoring will fully mitigate any such conflicts.

In addition, the manner in which the Advisers' entitlement to incentive fees is determined may result in a conflict between their interests and the interests of shareholders with respect to the sequence and timing of disposals of investments, as the Advisers may want to dispose of lower yielding investments in favor of higher yielding ones. With respect to the Advisers' entitlement to incentive fees on capital gains, the Advisers may be incentivized to realize capital gains prior to a year end if such gains, net of realized and unrealized losses, would result in an incentive fee on capital gains.

*The Firm's Policies and Procedures*. The Firm has implemented policies and procedures to address conflicts that arise as a result of its various activities, as well as regulatory and other legal considerations. Specified policies and procedures implemented by the Firm to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions are expected to reduce the synergies across the Firm's various businesses that the Company expects to draw on for purposes of pursuing attractive investment opportunities. Because the Firm has many different asset management and advisory businesses, including private equity, a credit business, a hedge fund business, a capital markets group, a life sciences business and a real estate advisory business, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses and to protect against the inappropriate sharing and/or use of information between the Company and the other business units or segments at the Firm, the Firm has implemented certain policies and procedures (e.g., information wall policy) regarding the sharing of information that could reduce the positive synergies that the Company expects to utilize for purposes of identifying and managing attractive investments. For example, the Firm will from time to time come into possession of material non-public information with respect to companies, including companies in which the Company has investments or might be considering making an investment or companies that are clients of the Firm. As a consequence, that information, which could be of benefit to the Company, is likely to be restricted to those other respective businesses and otherwise be unavailable to the Company. It is also possible that the Company could be restricted from trading despite the fact that the Company did not receive such information. There can be no assurance, however, that any such policies and/or procedures will be effective in accomplishing their stated purpose and/or that they will not otherwise adversely affect the ability of the Company to effectively achieve its investment objective by unduly limiting the investment flexibility of the Company and/or the flow of otherwise appropriate information between Blackstone Credit & Insurance and other business units at the Firm. Personnel of the Firm could be unable, for example, to assist with the activities of the Company as a result of these walls. There can be no assurance that additional restrictions will not be imposed that would further limit the ability of the Firm to share information internally.

In addition, to the extent that the Firm is in possession of material non-public information or is otherwise restricted from trading in certain securities, the Company and the Advisers could also be deemed to be in possession of such information or otherwise restricted. Additionally, the terms of confidentiality or other agreements with or related to companies in which any Other Client has or has considered making an investment or which is otherwise a client of the Firm will have the potential to restrict or otherwise limit the ability of the Company and/or its portfolio companies and their affiliates to make investments in or otherwise engage in

businesses or activities competitive with such companies. The Firm could enter into one or more strategic relationships in certain regions or with respect to certain types of investments that, although intended to provide greater opportunities for the Company, could require the Company to share such opportunities or otherwise limit the amount of an opportunity the Company can otherwise take.

*Allocation of Personnel.* The Advisers and their members, officers and employees will devote as much of their time and attention to the activities of the Company as they deem necessary to conduct its business affairs in an appropriate manner. By the terms of the Advisory Agreements, the Firm is not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities have the potential to be in competition with the Company and/or to involve substantial time and resources of the Advisers. Firm personnel, including members of the Investment Committee, will work on other projects, serve on other committees (including boards of directors) and source potential investments for and otherwise assist the investment programs of Other Clients and their portfolio companies, including other investment programs to be developed in the future. Certain members of Blackstone Credit & Insurance's investment team are also members of Other Clients' investment teams and will continue to serve in those roles (which could be their primary responsibility) and as a result, not all of their business time will be devoted to Blackstone or the Company. Certain non-investment professionals are not dedicated solely to the Company and are permitted to perform work for Other Clients which is expected to detract from the time such persons devote to the Company. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Advisers and their officers and employees will not be devoted exclusively to the business of the Company, but will be allocated between the business of the Company and the management of the monies of such other advisees of the Advisers. Time spent on these other initiatives diverts attention from the activities of the Company, which could negatively impact the Company and shareholders. Furthermore, Blackstone Credit & Insurance and Blackstone Credit & Insurance personnel derive financial benefit from these other activities, including fees and performance-based compensation. Firm personnel outside of Blackstone Credit & Insurance can share in the fees and performance-based compensation from the Company; similarly, Blackstone Credit & Insurance personnel can share in the fees and performance-based compensation generated by Other Clients. These and other factors create conflicts of interest in the allocation of time by Firm personnel. Blackstone Credit & Insurance's determination of the amount of time necessary to conduct the Company's activities will be conclusive, and shareholders rely on Blackstone Credit & Insurance's judgment in this regard.

In addition, professionals of the Advisers are expected to participate in a Blackstone-sponsored program whereby any professional of the Advisers may receive carried interest or other compensation from another business unit of Blackstone in connection with such professional's successful referral of a transaction to such other business unit of Blackstone or by virtue of other arrangements with Blackstone. Such compensation may include carried interest generated by a fund managed by such other business unit of Blackstone (or potentially even in a third-party fund manager). While not expected to be material, the amount of any carried interest or other compensation received in connection with any such program could ultimately be material and could involve a variety of conflicts of interest relating to such professional's responsibilities with respect to the Company, the incentive they would have to refer transactions to other Blackstone business units, and the financial interests they could have in Other Clients (including those that could invest in the same portfolio companies as the Company or could transact with the Company, for example in cross transactions) as a result of their participation in the aforementioned program.

*Outside Activities of Principals and Other Personnel and their Related Parties*. Certain of the principals and employees of the Advisers will, in certain circumstances, be subject to a variety of conflicts of interest relating to their responsibilities to the Company, Other Clients and their respective portfolio companies, and their outside personal or business activities, including as members of investment or advisory committees or boards of directors of or advisors to investment funds, corporations, foundations or other organizations. Such positions create a conflict if such other entities have interests that are adverse to those of the Company, including if such other entities compete with the Company for investment opportunities or other resources. The other managed accounts and/or investment funds in which such individuals may become involved may have investment

objectives that overlap with the Company. Furthermore, certain principals and employees of the Advisers are likely to have a greater financial interest in the performance of such Other Clients or accounts than the performance of the Company. Such involvement is expected to create conflicts of interest in making investments on behalf of the Company and such Other Clients and accounts. Although such principals and employees will seek to limit any such conflicts in a manner that is in accordance with their fiduciary duties to the Company, there can be no assurance they will be resolved favorably for the Company. Also, Blackstone personnel, Firm employees, including employees of the Advisers, are generally permitted to invest in alternative investment funds, private equity funds, credit funds, real estate funds, hedge funds and other investment vehicles, as well as engage in other personal trading activities relating to companies, assets, securities or instruments (subject to the Firm's Code of Ethics requirements), some of which will involve conflicts of interests. Such personal securities transactions will, in certain circumstances, relate to securities or instruments which can be expected to also be held or acquired by Other Clients, the Company, or otherwise relate to portfolio companies in which the Company has or acquires a different principal investment (including, for example, with respect to seniority), which is expected to give rise to conflicts of interest related to misaligned interests between the Company and such persons. There could be situations in which such alternative investment funds invest in the same portfolio companies as the Company and there could be situations in which such alternative investment funds purchase securities from, or sell securities to, the Company if permitted under the 1940 Act and other applicable law. There can be no assurance that conflicts of interest arising out of such activities will be resolved in favor of the Company. Shareholders will not receive any benefit from any such investments, and the financial incentives of Firm personnel in such other investments could be greater than their financial incentives in relation to the Company and are not expected to receive notice should the Company make investments in which such persons hold direct or indirect interests. Although Blackstone Credit & Insurance will generally seek to minimize the impact of any such conflicts, there can be no assurance they will be resolved favorably for the Company.

Additionally, certain employees and other professionals of the Firm have family members or relatives employed by such advisers and service providers (or their affiliates) or otherwise actively involved in (or have business, financial, or other relationships with) industries and sectors in which the Company invests, and/or have business, financial, personal or other relationships with companies in such industries and sectors (including the advisors and service providers described above) or other industries, which gives rise to potential or actual conflicts of interest. For example, such family members or relatives might be employees, officers, directors, personnel or owners of companies or assets that are actual or potential investments of the Company or other counterparties of the Company and its portfolio companies and/or assets. Moreover, in certain instances, the Company or its portfolio companies can be expected to issue loans to or acquire securities from, or otherwise transact with, companies that are owned by such family members or relatives or in respect of which such family members or relatives have other involvement. These relationships have the potential to influence Blackstone, the Advisers and/or Blackstone Credit & Insurance in deciding whether to select, recommend or create such service providers to perform services for the Company or portfolio companies (the cost of which will generally be borne directly or indirectly by the Company or such portfolio companies, as applicable). Notwithstanding the foregoing, investment transactions relating to the Company that require the use of a service provider will generally be allocated to service providers on the basis of best execution, the evaluation of which, in the case of broker-dealers, includes, among other considerations, such service provider's provision of certain investment-related services and research that the Advisers believe to be of benefit to the Company. To the extent that the Firm determines appropriate, conflict mitigation strategies can be expected to be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Firm. The shareholders rely on the Firm to manage these conflicts in its sole discretion.

*Secondments and Internships*. Certain personnel of Blackstone and its affiliates, including consultants, will, in certain circumstances, be seconded to, serve internships at, receive trainings from or otherwise provide consulting services to one or more portfolio companies, vendors and service providers and vendors or shareholders or other investors of the Company and Other Clients to provide finance, accounting, operational support, legal, data services and other similar services, including the sourcing of investments for the Company or other parties. The salaries, benefits, overhead and other similar expenses for such personnel or otherwise related

to such arrangements (including fees for acquisition and/or transaction services to brokers, consultants (including sustainability consultants) or other finders) are expected to be borne by Blackstone and its affiliates or such portfolio companies, vendors and service providers or the Company and Other Clients, or in certain circumstances, both (in each case depending upon the facts and the circumstances associated with such arrangements). In addition, personnel of portfolio companies, vendors, service providers (including law firms and accounting firms) and shareholders or other investors of the Company and Other Clients will, in certain circumstances, be seconded to, serve internships at, receive trainings from or otherwise provide consulting services to or be temporarily hired by, Blackstone, Other Clients and portfolio companies of the Company and Other Clients. While often the Company, Other Clients and their respective portfolio companies are the beneficiaries of these types of arrangements, Blackstone Credit & Insurance or Blackstone are expected to be beneficiaries of these arrangements as well, including in circumstances where the vendor, personnel or service provider or otherwise also provides services to the Company, Other Clients, their respective portfolio companies or Blackstone in the ordinary course. Knowledge and skills gained by personnel during secondment and internship arrangements, including where the costs of such arrangements are born by the Company and/or its portfolio companies, are expected to benefit the Company, Other Clients, their portfolio companies, Blackstone and/or Blackstone Credit & Insurance upon the secondee's or intern's return to their employer. Blackstone, the Company, Other Clients or their portfolio companies can be expected to pay compensation or cover fees or expenses associated with such secondees and interns. If Blackstone or Blackstone Credit & Insurance pays compensation or covers expenses associated with such secondees or interns, they can, in certain circumstances, be expected to seek reimbursement from the Company or its portfolio companies for such amounts. If a portfolio company pays fees or expenses associated with such secondees or interns (including by means of reimbursing Blackstone or Blackstone Credit & Insurance for such fees or expenses), those fees and/or expenses will be borne indirectly by the Company. To the extent such fees, compensation or other expenses are borne by the Company, including indirectly through its portfolio companies or reimbursement of Blackstone for such costs, the management fee will not be reduced as a result of these arrangements or any fees, expense reimbursements or other costs related thereto. The personnel described above may provide services in respect of multiple matters, including in respect of matters related to Blackstone, the Company, Other Clients, portfolio companies, each of their respective affiliates and related parties, and any costs of such personnel can be expected to be allocated accordingly, Blackstone will endeavor in good faith to allocate the costs of these arrangements, if any, to Blackstone, the Company, Other Clients, portfolio companies and other parties based on time spent by the personnel or another methodology Blackstone deems appropriate in a particular circumstance. In such circumstances, a conflict of interest exists because the Advisers and Blackstone Credit & Insurance or their affiliates have an incentive to select one service provider over another on the basis that the Advisers and Blackstone Credit & Insurance or their affiliates could receive the benefit of seconded employees from such service provider, particularly where the compensation and expenses for such personnel during the secondment is borne by the service provider and not the Advisers and Blackstone Credit & Insurance or their affiliates.

*Other Benefits*. Blackstone Credit & Insurance and its personnel and related parties will receive intangible and other benefits, discounts and perquisites arising or resulting from their activities on behalf of the Company, the value of which will not reduce the management fees or incentive fees or otherwise be shared with the Company or its portfolio companies. For example, airline travel or hotel stays incurred as Fund expenses, as set forth in the Advisory Agreements and Administration Agreements (**"Fund Expenses"**), often typically result in "miles" or "points" or credit in loyalty or status programs, and certain purchases made by credit card will result in "credit card points," "cash back" or rebates in addition to such loyalty or status program miles or points. Such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to the benefit of Blackstone Credit & Insurance, its affiliates or their personnel (and not the Company and/or portfolio companies) even though the cost of the underlying service is borne by the Company as Fund Expenses and/or by its portfolio companies. (See also *"—Service Providers, Vendors and Other Counterparties Generally"* and *"—Portfolio Company Relationships Generally"* herein). Similarly, Blackstone Credit & Insurance, its affiliates and their personnel and related parties, and third parties designated by the foregoing, in certain circumstances, also receive discounts on products and services provided by portfolio companies and customers or suppliers of such portfolio companies. Such other benefits or fees have the potential to give rise to conflicts of interest in connection with

the Company's investment activities, as they could incentivize the Advisers and Blackstone Credit & Insurance and its personnel to conduct certain activities in order to obtain such benefits, though such benefits do not correspondingly benefit the Company. While the Advisers and Blackstone Credit & Insurance will seek to resolve any such conflicts in a fair and equitable manner, there is no assurance that any such conflicts will be resolved in favor of the Company. See also *"—Service Providers, Vendors and Other Counterparties Generally"* and *"—Portfolio Company Relationships Generally"* below.

***Senior Advisors, Industry Experts and Operating Partners****.* Blackstone Credit & Insurance is expected to engage and retain strategic advisors, operating advisors, consultants, senior advisors, executive advisors, industry experts, investment banks, financial intermediaries, service providers, operating partners, deal sourcers and other similar professionals and market participants (any of whom might be current and former executives or other personnel of Blackstone and/or Blackstone Credit & Insurance, as well as current and former executives or other personnel of Blackstone's and/or Blackstone Credit & Insurance's portfolio companies) (**"Senior and Other Advisors"**) who are not employees or affiliates of Blackstone Credit & Insurance and who will, from time to time, receive payments from, or allocations of a profits interest with respect to, portfolio companies (as well as from Blackstone Credit & Insurance or the Company). In particular, in some cases, consultants, including those with a "Senior Advisor" title, have been and will be engaged with the responsibility to source, diligence and recommend transactions to Blackstone Credit & Insurance or to undertake a build-up strategy to originate, acquire and develop assets and businesses in a particular sector or involving a particular strategy, including as an investment in a "platform company," potentially on a full-time and/or exclusive basis and notwithstanding any overlap with the responsibilities of the Advisers under the Advisory Agreements, the compensation to such consultants is expected to be borne fully by the Company and/or portfolio companies (with no reduction or offset to management fee payable by the Company) and not Blackstone Credit & Insurance. Similarly, the Company, Other Clients and their portfolio companies are expected to retain and pay compensation to Senior and Other Advisors to provide services.

Any amounts paid by the Company or a portfolio company to Senior and Other Advisors in connection with the above services, including cash fees, profits, or equity interests in a portfolio company, discretionary bonus awards, performance-based compensation (e.g., promote), sourcing fees, retainers and expense reimbursements, will be treated as Fund Expenses or expenses of the portfolio company, as the case may be, and will not, even if they have the effect of reducing any retainers or minimum amounts otherwise payable by Blackstone Credit & Insurance, be chargeable to Blackstone Credit & Insurance or be deemed paid to or received by Blackstone Credit & Insurance, and such amounts will not reduce the management fees or incentive fees payable. Amounts charged by Senior and Other Advisors will not necessarily be confirmed as being comparable to market rates for such services.

To the extent permitted by applicable law and/or any applicable SEC-granted exemptive order or no-action relief, these Senior and Other Advisors often have the right or could be offered the ability to (i) co-invest alongside the Company, including in the specific investments in which they are involved (and for which they can be entitled to receive performance-related incentive fees, which will reduce the Company's returns), (ii) otherwise participate in equity plans for management of any such portfolio company, or (iii) invest directly in the Company or in a vehicle controlled by the Company subject to reduced or waived advisory fees and/or incentive fees, including after the termination of their engagement by or other status with the Firm. Such co-investment and/or participation (which generally will result in the Company being allocated a smaller share of the applicable investment) will not be considered as part of the Firm's side-by-side co-investment rights. Such co-investment and/or participation could vary by transaction (and such participation can, depending on its structure, reduce the Company's returns).

Additionally, and notwithstanding the foregoing, these Senior and Other Advisors, as well as Other Clients could be (or could have the preferred right to be) investors in Blackstone Credit & Insurance's portfolio companies (which, in some cases, can involve agreements to pay performance fees, or allocate profits interests, to such persons in connection with the Company's investment therein, which will reduce the Company's returns)

and/or Other Clients. Such Senior and Other Advisors, as well as Other Clients, could also, subject to applicable law, have rights to co-invest with the Company on a side-by-side basis, which rights are generally offered on a no-fee/no-carried interest basis and generally result in the Company being allocated a smaller share of an investment than would otherwise be the case in the absence of such side-by-side participation. Senior and Other Advisors' benefits described in this paragraph will, in certain circumstances, continue after termination of status as a Senior and Other Advisors. In certain cases, these Senior and Other Advisors will receive intangible and other benefits resulting from their activities on behalf of the Company—for example in the same way that executives from portfolio companies of Other Clients may provide insight and/or deal origination for the benefit of the Company, the work performed by executives of the Company's portfolio companies may benefit Senior and Other Advisors and/or Other Clients. Senior and Other Advisors may attend events and/or meetings sponsored by the Company's portfolio companies and/or Other Clients or other members of the Blackstone network, and similarly, members of the Blackstone network may attend meetings of the Company and may be involved in fundraising activities on behalf of Blackstone.

The time, dedication and scope of work of, and the nature of the relationship with, each of the Senior and Other Advisors vary considerably. In certain cases, they could advise the Advisers and/or Blackstone Credit & Insurance on transactions, provide the Advisers and/or Blackstone with industry-specific insights and feedback on investment themes, assist in transaction due diligence, or make introductions to and provide reference checks on management teams. In other cases, they take on more extensive roles (and could be exclusive service providers to Blackstone Credit & Insurance) and serve as executives or directors on the boards of portfolio companies or contribute to the identification and origination of new investment opportunities. The Company expects to rely on these Senior and Other Advisors to recommend Blackstone as a preferred investment partner, identify investments, source opportunities, and otherwise carry out its investment program, but there is no assurance that these advisors will continue to be involved with the Company for any length of time. In certain instances, Blackstone Credit & Insurance can be expected to have formal or informal arrangements with these Senior and Other Advisors (which may or may not be terminable upon notice by any party), and in other cases the relationships are more informal. They are either compensated (including pursuant to retainers and expense reimbursement, and, in any event, pursuant to negotiated arrangements that will not be confirmed as being comparable to the market rates for such services) by Blackstone, the Company, and/or portfolio companies or otherwise uncompensated or entitled to deferred compensation until occurrence of a future event, such as commencement of a formal engagement. In certain cases, they have certain attributes of Blackstone Credit & Insurance "employees" (e.g., they can be expected to have dedicated offices at Blackstone Credit & Insurance, receive administrative support from Blackstone Credit & Insurance personnel, participate in general meetings and events for Blackstone Credit & Insurance personnel, work on Blackstone Credit & Insurance matters as their primary or sole business activity, service Blackstone exclusively, have Blackstone-related e-mail addresses and/or business cards and participate in certain benefit arrangements typically reserved for Blackstone employees, etc.) even though they are not considered Blackstone Credit & Insurance employees, affiliates or personnel for purposes of the Investment Advisory Agreement between the Company and Blackstone Credit & Insurance. Under many of these arrangements, there can be no assurance that the amount of compensation paid in a particular period of time will be proportional to the amount of hours worked or the amount or tangible work product generated by the Senior and Other Advisors during such time. Some Senior and Other Advisors work only for the Company and its portfolio companies, while others may have other clients. In particular, in some cases, Senior and Other Advisors, including those with a "Senior Advisor" or "Operating Advisor" title, have been and will be engaged with the responsibility to source and recommend transactions to the Advisers potentially on a full-time and/or exclusive basis and, notwithstanding any overlap with the responsibilities of the Advisers under the Advisory Agreements, the compensation to such Senior and Other Advisors will be borne fully portfolio companies (with no reduction to management fees) and not the Advisers. Senior and Other Advisors could have conflicts of interest between their work for the Company and its portfolio companies, on the one hand, and themselves or other clients, on the other hand, and Blackstone Credit & Insurance is limited in its ability to monitor and mitigate these conflicts. Blackstone Credit & Insurance expects, where applicable, to allocate the costs of such Senior and Other Advisors to the Company and/or applicable portfolio companies, and to the extent any such costs are allocated to the Company, they would be treated as Fund Expenses. Payments or

allocations to Senior and Other Advisors will not be reduced by the management fee, and can be expected to increase the overall costs and expenses borne indirectly by investors in the Company. There can be no assurance that any of the Senior and Other Advisors, to the extent engaged, will continue to serve in such roles and/or continue their arrangements with Blackstone Credit & Insurance, the Company and/or any portfolio companies for the duration of the relevant investments or throughout the term of the Company. Additionally, from time to time, Senior and Other Advisors provide services on behalf of both the Company and Other Clients, and any work performed by Senior and Other Advisors retained on behalf of the Company could benefit the Other Clients (and alternatively, work performed by Senior and Other Advisors on behalf of Other Clients could benefit the Company), and Blackstone Credit & Insurance shall have no obligation to allocate any portion of the costs to be borne by the Company in respect of such Senior and Other Advisors to the Other Clients, except as described below.

As an example of the foregoing, in certain investments including involving a "platform company," the Company will generally enter into an arrangement with one or more individuals (who could be former personnel of the Firm or current or former personnel of portfolio companies of the Company or Other Clients, generally will have experience or capability in sourcing or managing investments, and could form a management team) to undertake a new business line or a build-up strategy to acquire and develop assets and businesses in a particular sector or involving a particular strategy. The services provided by such individuals or relevant portfolio company, as the case may be, could include the following with respect to investments: origination or sourcing, due diligence, evaluation, negotiation, servicing, development, management (including turnaround) and disposition. The individuals or relevant portfolio company could be compensated with a salary and equity incentive plan, including a portion of profits derived from the Company or a portfolio company or asset of the Company (which, to the extent permitted by applicable law and/or any applicable SEC-granted exemptive order or no-action relief, can take the form of a management fee and/or profits allocation (whether paid directly to such individuals or to an affiliate entity controlled by such individuals)), or other long-term incentive plans. Compensation could also be based on assets under management, a waterfall similar to a carried interest, respectively, or another similar metric. The Company could initially bear the cost of overhead (including rent, utilities, benefits, salary or retainers for the individuals or their affiliates entities) and the sourcing, diligence and analysis of investments, as well as the compensation for the individuals and entity undertaking the build-up strategy. Such expenses could be borne directly by the Company as Fund Expenses (or broken deal expenses, if applicable) or indirectly through expenditures by a portfolio company. None of the fees, costs or expenses described above will reduce the management fees.

In addition, the Advisers will, in certain circumstances, engage third parties as Senior and Other Advisors (or in another similar capacity) in order to advise them with respect to existing investments, specific investment opportunities, and economic and industry trends. Such Senior and Other Advisors can receive reimbursement of reasonable related expenses by portfolio companies or the Company and could have the opportunity to invest in a portion of the equity and/or debt available to the Company for investment that would otherwise be taken by the Advisers and their affiliates. If such Senior and Other Advisors generate investment opportunities on the Company's behalf, such Senior and Other Advisors are permitted to receive special additional fees or allocations which have the potential to not be comparable to those received by a third party in an arm's length transaction and such additional fees or allocations would be borne fully by the Company and/or portfolio companies (with no reduction or offset to management fees) and not Blackstone Credit & Insurance.

Blackstone has developed a strong network of relationships with investment owners, leading financial institutions, operating partners, senior business executives and government officials. These relationships provide market knowledge and form the backbone of its investment-sourcing network. Blackstone has, and expects to continue to have, a significant volume of deal flow. Primary sources of Blackstone transactions include:

- Relationships of individual Blackstone Senior Managing Directors and professionals;
- Major corporations, investment owners and operators with which Blackstone has worked in the past and that wish to divest assets or partner with Blackstone;

- Investment/commercial banks;

- Brokers/dealers; and

- Borrowers.

*Minority Investments in Asset Management Firms*. Blackstone and Other Clients, including Blackstone Strategic Capital Holdings ("**BSCH**") and its related parties, regularly make minority investments in alternative asset management firms that are not affiliated with Blackstone, the Company, Other Clients and their respective portfolio companies, and which can engage in similar investment transactions, including with respect to purchase and sale of investments, with these asset management firms and their advised funds and portfolio companies. Typically, the Blackstone related party with an interest in the asset management firm would be entitled to receive a share of carried interest/performance based incentive compensation and net fee income or revenue share generated by the various products, vehicles, funds and accounts managed by that third-party asset management firm that are included in the transaction or activities of the third-party asset management firm, or a subset of such activities such as transactions with a Blackstone related party. In addition, while such minority investments are generally structured so that Blackstone does not "control" such third-party asset management firms, Blackstone could nonetheless be afforded certain governance rights in relation to such investments (typically in the nature of "protective" rights, negative control rights or anti-dilution arrangements, as well as certain reporting and consultation rights) that afford Blackstone the ability to influence the firm. Although Blackstone and Other Clients, including BSCH, do not intend to control such third-party asset management firms, there can be no assurance that all third parties will similarly conclude that such investments are non-control investments or that, due to the provisions of the governing documents of such third-party asset management firms or the interpretation of applicable law or regulations, investments by Blackstone and Other Clients, including BSCH, will not be deemed to have control elements for certain contractual, regulatory or other purposes. While such third-party asset managers will not be deemed affiliated with the Company within the meaning of the 1940 Act, Blackstone expects to, under certain circumstances, be in a position to influence the management and operations of such asset managers and the existence of its economic/revenue sharing interest therein can give rise to conflicts of interest. Participation rights in a third-party asset management firm (or other similar business), negotiated governance arrangements and/or the interpretation of applicable law or regulations could expose the investments of the Company to claims by third parties in connection with such investments (as indirect owners of such asset management firms or similar businesses) that would have an adverse financial or reputational impact on the performance of the Company. The Company, its affiliates and their respective portfolio companies are expected to, from time to time engage in transactions with, and buy and sell investments from, any such third-party asset managers and their sponsored funds and transactions and other commercial arrangements between such third-party asset managers and the Company and its portfolio companies are not subject to approval by the Board. There can be no assurance that the terms of these transactions between parties related to Blackstone, on the one hand, and the Company and its portfolio companies, on the other hand, will be at arm's length or that Blackstone will not receive a benefit from such transactions, which can be expected to incentivize Blackstone to cause these transactions to occur. Such conflicts related to investments in and arrangements with other asset management firms will not necessarily be resolved in favor of the Company. Shareholders will not be entitled to receive notice or disclosure of the terms or occurrence of either the investments in alternative asset management firms or transactions therewith and will not receive any benefit from such transactions. By investing in the Company, each shareholder acknowledges these conflicts related to investments in and arrangements with other asset management firms, acknowledges that these conflicts will not necessarily be resolved in favor of the Company, agrees that shareholders will not be entitled to receive notice or disclosure of the terms or occurrence of either the investments in alternative asset management firms or transactions therewith, otherwise understands that shareholders will not receive any benefit from such transactions, consents to all such transactions and arrangements to the fullest extent permitted by law, and waives any claim against Blackstone and releases Blackstone from any liability arising from the existence of any such conflict of interest; provided that such consent waiver shall not be construed as a waiver of the shareholder's rights under federal securities laws or a consent to a violation of federal securities laws.

In addition, from time to time, certain advisors and service providers (including law firms) temporarily provide their personnel to Blackstone, Other Clients or their portfolio companies pursuant to various arrangements including at cost or at no cost. (See also "—*Secondments and Internships*" herein.) While often the Company, Other Clients and their portfolio companies are the beneficiaries of these types of arrangements, Blackstone is from time to time a beneficiary of these arrangements as well, including in circumstances where the advisor or service provider also provides services to the Company, Other Clients or Blackstone in the ordinary course. Blackstone, the Company, Other Clients or their portfolio companies could receive benefits from these arrangements at no cost, or alternatively could pay all or a portion of the fees, compensation or other expenses in respect of these arrangements. The management fees will not be offset or reduced as a result of these arrangements or any fees, expense reimbursements or other costs related thereto. The personnel described above could provide services in respect of multiple matters, including in respect of matters related to Blackstone, the Company, Other Clients, portfolio companies, each of their respective affiliates and related parties, and Blackstone will endeavor in good faith to allocate the costs of these arrangements, if any, to Blackstone, the Company, Other Clients, portfolio companies and other parties based on time spent by the personnel or another methodology the Firm deems appropriate in a particular circumstance. In such circumstances, a conflict of interest exists because the Advisers and Blackstone Credit & Insurance or their affiliates have an incentive to select one service provider over another on the basis that the Advisers and Blackstone Credit & Insurance or their affiliates could receive the benefit of seconded employees from such service provider, particularly where the compensation and expenses for such personnel during the secondment is borne by the service provider and not the Advisers and Blackstone Credit & Insurance or their affiliates.

***Multiple Blackstone Business Lines.*** Blackstone has multiple business lines, including the Blackstone Capital Markets Group, which Blackstone, Blackstone Credit & Insurance, the Company, Other Clients, portfolio companies of the Company and Other Clients and third parties will, in certain circumstances, engage for debt and equity financings and to provide other investment banking, brokerage, investment advisory or other services. As a result of these activities, Blackstone is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than if it had one line of business. For example, from time to time, Blackstone could come into possession of information that limits the Company's ability to engage in potential transactions. Similarly, other Blackstone businesses and their personnel could be prohibited by law or contract from sharing information with Blackstone that would be relevant to monitoring the investments and other activities. These types of restrictions from time to time will negatively impact the ability of the Company to implement its investment program. Finally, Blackstone personnel who are members of the investment team or Investment Committee could be excluded from participating in certain investment decisions due to conflicts involving other Blackstone businesses or for other reasons, including other business activities, in which case the Company will not benefit from their experience. The shareholders will not receive a benefit from any fees earned by Blackstone or its personnel from these other businesses.

Blackstone is under no obligation to decline any engagements or investments in order to make an investment opportunity available to the Company. Blackstone and its employees have long-term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on the Company's behalf, Blackstone will consider those relationships when evaluating an investment or divestment opportunity, and such relationships can be expected to influence Blackstone's decision to make or not to make particular investments on the Company's behalf. The Company could be required to sell or hold existing investments as a result of investment banking relationships or other relationships that Blackstone has or will have or transactions or investments that Blackstone makes or has made. (See also *"—Other Blackstone and Blackstone Credit & Insurance Clients*; *Allocation of Investment Opportunities"* and *"—Portfolio Company Relationships Generally."*) Therefore, there can be no assurance that all potentially suitable investment opportunities that come to the attention of Blackstone will be made available to the Company. The Company is also permitted to co-invest with Other Clients or other persons with whom Blackstone has a relationship in particular investment opportunities, and other aspects of these Blackstone relationships could influence the decisions made by Blackstone with respect to the investments and otherwise result in a conflict (see also *"—Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities"* herein).

***Blackstone Policies and Procedures; Information Walls.*** Blackstone has implemented policies and procedures to address conflicts that arise as a result of its various activities, as well as regulatory and other legal considerations. Some of these policies and procedures, such as Blackstone's information wall policy, are implemented by Blackstone to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions will reduce the synergies and collaboration across Blackstone's various businesses that the Company expects to draw on for purposes of identifying, pursuing and managing attractive investment opportunities. Because Blackstone has many different asset management and advisory businesses, including private equity, growth equity, a credit business, a hedge fund business, a capital markets group, a life sciences business and a real estate advisory business, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses and to protect against the inappropriate sharing and/or use of information between the Company and the other business units at Blackstone, Blackstone has implemented certain policies and procedures (e.g., Blackstone's information wall policy) regarding the sharing of information that have the potential to reduce the positive synergies and collaborations that the Company could otherwise expect to utilize for purposes of identifying and managing attractive investments. For example, Blackstone will from time to time come into possession of material non-public information with respect to companies in which Other Clients have investments or are considering making an investment or companies that are clients of Blackstone. As a consequence, that information, which could be of benefit to the Company, is likely to be restricted to those other respective businesses and otherwise be unavailable to the Company. It is also possible that the Company could be restricted from trading despite the fact that the Company did not receive such information. There can be no assurance, however, that any such policies and/or procedures will be effective in accomplishing their stated purpose and/or that they will not otherwise adversely affect the ability of the Company to effectively achieve its investment objective by unduly limiting the investment flexibility of the Company and/or the flow of otherwise appropriate information between Blackstone Credit & Insurance and other business units at Blackstone. For example, in some instances, personnel of Blackstone would be unable to assist with the activities of the Company as a result of these walls. There can be no assurance that additional restrictions will not be imposed that would further limit the ability of Blackstone to share information internally. In addition, due to these restrictions, it is possible that the Company will not be able to initiate a transaction that it otherwise might have initiated and will not be able to purchase or sell an investment that it otherwise might have purchased or sold, which could negatively affect its operations or performance.

In addition, to the extent that Blackstone is in possession of material non-public information or is otherwise restricted from making certain investments, the Company and the Advisers would also be deemed to be in possession of such information or otherwise restricted. Additionally, the terms of confidentiality or other agreements with or related to companies in which any Blackstone fund has or has considered making an investment or which is otherwise a client of Blackstone will from time to time restrict or otherwise limit the ability of the Company and/or its portfolio companies and their affiliates to make investments in or otherwise engage in businesses or activities competitive with such companies. Blackstone has in the past entered into, and reserves the right to enter into in the future, one or more strategic relationships in certain regions or with respect to certain types of investments that, although possibly intended to provide greater opportunities for the Company, require the Company to share such opportunities or otherwise limit the amount of an opportunity the Company can otherwise take. (See *"—Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities"*).

***Data***. The Firm receives, generates and/or obtains various kinds of data and information from the Company, Other Clients, portfolio companies of the Company and Other Clients, investors in the Company and limited partners in Other Clients, related parties, service providers and other sources in connection with the Company's or any Other Client's activities, including but not limited to data and information relating to or created in connection with business operations, financial results, trends, budgets, plans, suppliers, customers, employees,

contractors, sustainability, energy usage, carbon emissions and related metrics, financial information, commercial and transactional information, customer and user data, employee and contractor data, supplier and cost data, and other related data and information, some of which is sometimes referred to as **"alternative data"** or **"big data."** The Firm can be expected to be better able to anticipate macroeconomic and other trends, and otherwise develop investment themes or identify specific investment, trading or business opportunities, as a result of its access to (and rights regarding, including use, ownership, distribution and derived works rights over) this data and information from the Company, Other Clients, portfolio companies of the Company and Other Clients, investors in the Company and limited partners in Other Clients, related parties, service providers and other sources in connection with the Company's or any Other Client's activities. The Firm has entered and will continue to enter into information sharing and use, measurement and other arrangements, which will give the Firm access to (and rights regarding, including ownership, use, distribution and derived works rights over) data that it would not otherwise obtain in the ordinary course, with the Company, Other Clients, portfolio companies of the Company and Other Clients, investors in the Company and in Other Clients, as well as with related parties, service providers and other sources in connection with the Company's or any Other Client's activities. Further, this alternative data is expected to be aggregated across the Company, Other Clients and their respective portfolio companies. Although the Firm believes that these activities improve the Firm's investment management activities on behalf of the Company and Other Clients, information obtained from the Company and its portfolio companies, and investors in the Company and in Other Clients, as well as related parties, service providers and other sources in connection with the Company's activities, also provides material benefits to Blackstone or Other Clients without compensation or other benefit accruing to the Company or its shareholders. For example, information from a portfolio company in which the Company holds an interest can be expected to enable the Firm to better understand a particular industry, enhance the Firm's ability to provide advice or direction on strategy or operations to the management team of one or more portfolio companies owned by the Company or Other Clients, and execute trading and investment strategies in reliance on that understanding for Blackstone and Other Clients that do not own an interest in the portfolio company, typically without compensation or benefit to the Company or its portfolio companies. Blackstone would serve as the repository for data described in this paragraph, including with ownership and use rights therein. The Firm is also permitted to share data from a portfolio company (on an anonymized basis) with a portfolio company of an Other Client, which has the potential to increase a competitive disadvantage for, and indirectly harm, such portfolio company (although the opposite may be true as well, in which case a portfolio company of the Company may receive data from a portfolio company of an Other Client). In addition, the Firm could have an incentive to pursue an investment in a particular company based on the data and information expected to be received or generated in connection with such investment.

Furthermore, except for contractual obligations to third parties to maintain confidentiality of certain information or otherwise limit the scope and purpose of its use or distribution, and regulatory limitations on the use of material nonpublic information, the Firm is generally free to use and distribute data and information from the Company's and its portfolio companies' activities to assist in the pursuit of the Firm's various other activities, including but not limited to trading activities or use for the benefit of the Firm and/or an Other Client. Any confidentiality obligations in the operative documents do not limit the Firm's ability to do so. For example, the Firm's ability to trade in securities of an issuer relating to a specific industry could, subject to applicable law, be enhanced by information of a portfolio company in the same or related industry. Such trading or other business activities is expected to provide a material benefit to the Firm without compensation or other benefit to the Company or shareholders.

*Data Services*. Blackstone or an affiliate of Blackstone formed in the future may provide data services to portfolio companies and investors in the Company and in Other Clients and will provide such services directly to the Company and Other Clients (collectively, **"Data Holders"**). Such services can be expected to include assistance with obtaining, analyzing, curating, processing, packaging, distributing, organizing, mapping, holding, transforming, enhancing, marketing and selling such data (among other related data and consulting services) for monetization through licensing or sale arrangements with third parties and, subject to applicable law and the limitations in the Advisory Agreements and any other applicable contractual limitations, with the Company, Other

Clients, portfolio companies, investors in the Company and in Other Clients, and other Blackstone affiliates and associated entities (including funds in which Blackstone and Other Clients make investments, and portfolio companies thereof). Where Blackstone believes appropriate, data from one Data Holder will be aggregated or pooled with data from other Data Holders. Any revenues arising from such aggregated or pooled data sets would be allocated between applicable Data Holders on a fair and reasonable basis as determined by Blackstone Credit & Insurance in its sole discretion, with Blackstone Credit & Insurance able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable. If Blackstone enters into data services arrangements with portfolio companies and receives compensation from such portfolio companies for such data services, the Company will indirectly bear its share of such compensation based on its pro rata ownership of such portfolio companies which would be in addition to any annual flat fee paid as part of Fund Expenses for data science-related services. Blackstone is expected to receive compensation for such data services, which is expected to include a percentage of the revenues generated through any licensing or sale arrangements with respect to the relevant data, as well as fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)). Additionally, Blackstone is expected to share and distribute the products from such data services within Blackstone or its affiliates (including Other Clients or their portfolio companies) at no charge and, in such cases, the Data Holders will not receive any financial or other benefit from having provided such data to Blackstone. The potential receipt of such compensation by Blackstone creates incentives for Blackstone to cause the Company to invest in portfolio companies with a significant amount of data that it might not otherwise have invested in or on terms less favorable than it otherwise would have sought to obtain.

Subject to applicable law and the conditions of the Company's co-investment exemptive relief, certain personnel of Blackstone-affiliated service providers may receive a management promote, an incentive fee and other performance-based compensation in respect of investments. Furthermore, subject to applicable law, Blackstone-affiliated service providers can be expected to charge costs and expenses based on allocable overhead associated with non-investment personnel working on relevant matters (including salaries, benefits and other similar expenses).

By acquiring an interest in the Company, each shareholder will be deemed to have acknowledged and consented to the existence or resolution of any such conflicts related to Blackstone affiliate service providers and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest to the fullest extent permitted by law; provided that such consent waiver shall not be construed as a waiver of the shareholder's rights under federal securities laws or a consent to a violation of federal securities laws.

*Blackstone and Blackstone Credit & Insurance Strategic Relationships & Multi-Fund Arrangements.* Blackstone and Blackstone Credit & Insurance have entered, and it can be expected that Blackstone and Blackstone Credit & Insurance in the future will enter, into both (i) strategic relationships with investors (and/or one or more of their affiliates) that involve an overall relationship with Blackstone or Blackstone Credit & Insurance (which will afford such investor special rights and benefits) that could (but is not required to) incorporate one or more strategies (including, but not limited to, a different sector and/or geographical focus within the same or a different Blackstone business unit) in addition to the Company's strategy and (ii) arrangements that involve an agreement or understanding to make an investment in or a capital commitment to (as applicable) the Company and one or more Other Clients, as applicable (which can include a subscription or capital commitment, as applicable, already made recently to another Other Client) (any such overall relationship and/or multi-fund arrangement in the foregoing (i) and (ii), a **"Strategic Relationship"**), with terms and conditions applicable solely to such investor and its investment in multiple Blackstone or Blackstone Credit & Insurance strategies that would not apply to any other investor's investment in the Company. Shareholders will not receive a copy of any agreement memorializing such a Strategic Relationship program (even if in the form of a side letter) or receive any other disclosure or reporting of the terms of or existence of any Strategic Relationship and will be unable to elect in the "most-favored-nations" election process (if any) any rights or benefits afforded through a Strategic Relationship (and, for the avoidance of doubt, it is not expected that the terms of, existence of or other information about any Strategic Relationship will be shared with the shareholders

about any Strategic Relationship). Specific examples of such additional rights and benefits have included and can be expected to include, among others, specialized reporting, discounts or reductions on and/or reimbursements or rebates of management fees or carried interest (as applicable), secondment of personnel from the investor to Blackstone or Blackstone Credit & Insurance (or vice versa), rights to participate in the investment review and evaluation process, as well as priority rights or targeted amounts for co-investments alongside Blackstone Credit & Insurance or Blackstone funds (including, without limitation, preferential or favorable allocation of co-investment and preferential terms and conditions related to co-investment or other participation in Blackstone or Blackstone Credit & Insurance Clients (including in respect of any carried interest (as applicable) and/or management fees to be charged with respect thereto, preferential opportunities to provide financing, as well as any additional discounts, reductions, reimbursements or rebates with respect thereto or other penalties that may result if certain target co-investment allocations or other conditions under such arrangements are not achieved)). Any co-investment that is part of a Strategic Relationship could include co-investment in investments made by the Company. Blackstone, including its personnel (including Blackstone Credit & Insurance personnel), reserves the right to receive compensation from Strategic Relationships and could be incentivized to allocate investment opportunities away from the Company to or source investment opportunities for Strategic Relationships. Strategic Relationships will in certain circumstances, result in fewer investment and/or co-investment opportunities (or reduced or no allocations) being made available to shareholders, subject to the 1940 Act.

*Buying and Selling Investments or Assets from Certain Related Parties*. The Company and its portfolio companies may purchase investments or assets from or sell investments or assets to shareholders, other portfolio companies of the Company, portfolio companies of Other Clients or their respective related parties. Such purchases and sales could occur on a programmatic basis. Purchases and sales of investments or assets between the Company or its portfolio companies, on the one hand, and shareholders, other portfolio companies of the Company, portfolio companies of Other Clients or their respective related parties, on the other hand, are not, unless required by applicable law, subject to the approval of the Board or any shareholder. These transactions involve conflicts of interest, as the Firm may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction, including different financial incentives Blackstone could have with respect to the parties to the transaction. For example, there can be no assurance that any investment or asset sold by the Company to a shareholder, other portfolio companies of the Company, portfolio company of Other Clients or any of their respective related parties will not be valued or allocated a sale price that is lower than might otherwise have been the case if such asset were sold to a third party rather than to a shareholder, portfolio company of Other Clients or any of their respective related parties. The Firm can, but will not be required to, solicit third-party bids or obtain a third-party valuation prior to causing the Company or any of its portfolio companies to purchase or sell any asset or investment from or to a shareholder, other portfolio companies of the Company, portfolio company of Other Clients or any of their respective related parties as provided above.

The Company may sell or purchase an interest to or from a counterparty (such as another sponsor's fund), while the same counterparty acquires or sells an interest in a portfolio company of an Other Client or Blackstone. While these transactions may be separate or non-contingent, due to the simultaneous or closely related timing of these transactions, there may be actual or perceived conflicts of interest in connection with such transactions due to Blackstone's duties to the Company on one hand, and such Other Client or Blackstone participating in the related transaction on the other, for example with respect to ensuring each transaction is separately in the best interests of the applicable Other Client and the Company and that the valuations are fair and reasonable to each respective fund, among other things. To mitigate such conflicts, Blackstone could, for example, negotiate each such transaction independently and ensure there is not a cross-conditioned closing of the two transactions, to ensure that the terms of each such transaction stand on their own.

*Other Firm Businesses, Activities and Relationships.* As part of its regular business, Blackstone provides a broad range of investment banking, advisory and other services. In addition, the Firm reserves the right to provide services in the future beyond those currently provided. Shareholders will not receive any benefit from any fees relating to such services.

In the regular course of its capital markets, investment banking, real estate advisory and other businesses, Blackstone represents potential purchasers, sellers and other involved parties, including corporations, financial buyers, management, shareholders and institutions, with respect to transactions that could give rise to other transactions that are suitable for the Company. In such a case, a Blackstone advisory client would typically require Blackstone to act exclusively on its behalf. Such advisory client requests have the potential to preclude all Blackstone-affiliated clients, including the Company, from participating in related transactions that would otherwise be suitable. Blackstone will be under no obligation to decline any such engagements in order to make an investment opportunity available to the Company. In connection with its capital markets, investment banking, advisory, real estate and other businesses, Blackstone will from time to time determine that there are conflicts of interest or come into possession of information that limits its ability to engage in potential transactions. The Company's activities are expected to be constrained as a result of such conflicts of interest and the inability of Blackstone personnel to use such information. For example, employees of Blackstone from time to time are prohibited by law or contract from sharing information with members of the Company's investment team. Additionally, there are expected to be circumstances in which one or more individuals associated with Blackstone affiliates (including clients) will be precluded from providing services related to the Company's activities because of certain confidential information available to those individuals or to other parts of Blackstone (e.g., trading can be restricted). Where Blackstone affiliates are engaged to find buyers or financing sources for potential sellers of assets, the seller can permit the Company to act as a participant in such transactions (as a buyer or financing partner), which would raise certain conflicts of interest inherent in such a situation (including as to the negotiation of the purchase price).

The Company may invest in securities of the same issuers as Other Clients, other investment vehicles, accounts and clients of the Firm and the Advisers. To the extent that the Company holds interests that are different (or more senior or junior) than those held by such Other Clients, Blackstone Credit & Insurance may be presented with decisions involving circumstances where the interests of such Other Clients are in conflict with those of the Company. Furthermore, it is possible the Company's interest could be subordinated or otherwise adversely affected by virtue of such Other Clients' involvement and actions relating to its investment.

In addition, the 1940 Act limits the Company's ability to undertake certain transactions with its affiliates that are registered under the 1940 Act or regulated as BDCs under the 1940 Act. As a result of these restrictions, the Company could be prohibited from executing "joint" transactions with such affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations have the potential to limit the scope of investment opportunities that would otherwise be available to the Company.

Blackstone has received an exemptive order that permits the Company and other Regulated Funds to, among other things, co-invest with certain other persons, including other Regulated Funds, certain affiliates of Blackstone, Blackstone and certain funds managed and controlled by Blackstone and its affiliates, subject to certain terms and conditions. In addition, other present and future activities of the Firm and its affiliates (including Blackstone Credit & Insurance and the Advisers) will from time to time give rise to additional conflicts of interest relating to the Firm and its investment activities. In the event that any such conflict of interest arises, the Advisers will attempt to resolve such conflicts in a fair and equitable manner. Investors should be aware that, subject to applicable law, conflicts will not necessarily be resolved in favor of the Company's interests.

***Transactions with Clients of Blackstone Insurance***. Blackstone Insurance is the business segment of Blackstone Credit & Insurance that provides investment advisory services to insurers, including among others, (i) Fidelity & Guaranty Life Insurance Company and certain of its affiliates (**"FGL"**), (ii) Everlake Life Insurance Company and certain of its affiliates (**"Everlake"**), (iii) certain subsidiaries of Corebridge Financial, Inc. (**"Corebridge"**) and (iv) certain subsidiaries of Resolution Life Group Holdings Ltd. (**"Resolution Life"**). Certain of the insurers for which Blackstone Insurance provides services are, or may be in the future, owned, directly or indirectly, by Blackstone, the Company, or Other Clients, in whole or in part. Actual or potential conflicts of interest will likely arise in relation to the funds, vehicles or accounts Blackstone Insurance advises or

sub-advises, including accounts where an insurer (including, without limitation, each of FGL, Everlake, Corebridge and Resolution Life) participates in investments directly and there is no separate vehicle controlled by Blackstone (for the purposes of this paragraph only, collectively, **"Blackstone Insurance Clients,"** and each Blackstone Insurance Client is an Other Client for purposes other than this paragraph). Blackstone Insurance Clients, including clients with whom Blackstone Credit & Insurance has an advisory relationship, have invested and are expected to continue investing in Other Clients and/or the Company. Certain Blackstone Insurance Clients have investment objectives that overlap with those of the Company (and Blackstone Credit & Insurance, or a business segment thereof, has entered into sub-management agreements with Blackstone Insurance to manage (for a fee, which such fees may be shared with Blackstone Insurance) the assets of certain such Blackstone Insurance Clients with respect to investments that overlap in part with the Company's investment directive) or its portfolio companies and such Blackstone Insurance Clients may invest, as permitted by applicable law and the Company's co-investment exemptive relief, alongside (or in lieu of) the Company or such portfolio companies in certain investments, which will reduce the investment opportunities otherwise available to the Company or such portfolio companies. Blackstone Insurance Clients will also engage in a variety of activities, including participating in transactions related to the Company and/or its portfolio companies (e.g., as originators, co-originators, counterparties or otherwise). Other transactions in which Blackstone Insurance Clients will participate include, without limitation, investments in debt or other securities issued by portfolio companies or other forms of financing to portfolio companies (including special purpose vehicles established by the Company or such portfolio companies). When investing alongside the Company or its portfolio companies or in other transactions related to the Company or its portfolio companies, Blackstone Insurance Clients may not invest or divest at the same time or on the same terms as the Company or the applicable portfolio companies or at a different time or on different terms to the extent permitted by applicable law and the Company's co-investment exemptive relief. Certain Blackstone Insurance Clients are permitted to acquire investments and portfolio companies directly or indirectly from the Company, as permitted by applicable law and the Company's co-investment exemptive relief. In circumstances where Blackstone Credit & Insurance determines in good faith that the conflict of interest is mitigated in whole or in part through various measures that Blackstone, Blackstone Credit & Insurance or the Advisers implement, the Advisers may determine to proceed with the applicable transaction (subject to oversight by the Board and the applicable law to which the Company is subject). In order to seek to mitigate any potential conflicts of interest with respect to such transactions (or other transactions involving Blackstone Insurance Clients), Blackstone reserves the right, in its sole discretion, to involve independent members of the board of a portfolio company or a third-party stakeholder in the transaction to negotiate price and terms on behalf of the Blackstone Insurance Clients or otherwise cause the Blackstone Insurance Clients to "follow the vote" thereof, and/or cause an independent client representative or other third party to approve the investment or otherwise represent the interests of one or more of the parties to the transaction. In addition, Blackstone or the Advisers may limit the percentage interest of the Blackstone Insurance Clients participating in such transaction, or obtain appropriate price quotes or other benchmarks, or, alternatively, a third-party price opinion or other document to support the reasonableness of the price and terms of the transaction. Blackstone Insurance is also expected to require the applicable Blackstone Insurance Clients participating in a transaction to consent thereto (including in circumstances where the Advisers do not seek the consent of the Board). There can be no assurance that any such measures or other measures that may be implemented by Blackstone will be effective at mitigating any actual or potential conflicts of interest. Moreover, under certain circumstances (e.g., where a Blackstone Insurance Client participates in a transaction directly (and not through a vehicle controlled by Blackstone) and independently consents to participating in a transaction), a Blackstone Insurance Client (or any other Blackstone Client participating via a similar arrangement) will not be an "Affiliate" as defined under the 1940 Act.

*Allocation of Portfolios*. The Firm will, in certain circumstances, have an opportunity to acquire a portfolio or pool of assets, securities and instruments that it determines should be divided and allocated among the Company and Other Clients. Such allocations generally would be based on the Firm's assessment of the expected returns and risk profile of each of the assets. For example, some of the assets in a pool will have an opportunistic return profile, while others will have a return profile not appropriate for the Company. Also, a pool can contain both debt and equity instruments that the Firm determines should be allocated to different funds. In all of these

situations, the combined purchase price paid to a seller would be allocated among the multiple assets, securities and instruments in the pool and therefore among the Company and Other Clients acquiring any of the assets, securities and instruments, although the Firm could, in certain circumstances, allocate value to the Company and such Other Clients on a different basis than the contractual purchase price. Similarly, there will likely be circumstances in which the Company and Other Clients will sell assets in a single or related transactions to a buyer. In some cases, a counterparty will require an allocation of value in the purchase or sale contract, though the Firm could determine such allocation of value is not accurate and should not be relied upon. The Firm will generally rely upon internal analysis consistent with its valuation policies and procedures to determine the ultimate allocation of value, though it could also obtain third-party valuation reports. Regardless of the methodology for allocating value, the Firm will have conflicting duties to the Company and Other Clients when they buy or sell assets together in a portfolio, including as a result of different financial incentives the Firm has with respect to different vehicles, most clearly when the fees and compensation, including performance-based compensation, earned from the different vehicles differ. There can be no assurance that an investment of the Company will not be valued or allocated a purchase price that is higher or lower than it might otherwise have been allocated if such investment were acquired or sold independently rather than as a component of a portfolio shared with Other Clients.

*Subdivision of Debt Obligations.* Blackstone Credit & Insurance, acting in respect of the Company and Other Clients, is permitted, from time to time, to subdivide a debt obligation (including in connection with originating such debt obligation) into two or more tranches (which may be structured as loans, notes or other instruments), each of which could have different terms from the original obligation with respect to interest and principal repayment, seniority, subordination, default remedies, rights to collateral and/or other matters. The owner of the original obligation, which could have been acquired directly from a borrower in a negotiated transaction or in the secondary market, can retain an interest in one or more tranches and elect to dispose of any such interests, including in related-party transactions between the Company and Other Clients. The subdivision or "tranching" of debt obligations typically will be undertaken when Blackstone Credit & Insurance determines that it can achieve competitive advantages or other benefits. For example, a borrower would be expected to favor a lender that is prepared to negotiate a single, consolidated credit arrangement, instead of having to negotiate senior and subordinated loans and/or secured and unsecured loans with multiple lenders. Tranching can also facilitate access to debt obligations or other securities having specific features that suit the differing risk and return and other parameters (including rating or asset eligibility requirements) of the Company or Other Clients on a more customized basis than is available in the market at the particular time. Participation by Blackstone Credit & Insurance in these tranching activities, including as a creator of tranches, will give rise to a variety of potential conflicts of interest between and among the Company and Other Clients. For example, Blackstone Credit & Insurance may determine to tranche a debt obligation into senior and subordinated instruments, notwithstanding that the Client and/or Other Clients may not be permitted to invest in subordinated instruments (which, if rated, may be rated below investment grade). Blackstone Credit & Insurance may then determine to offer such subordinated instruments to Other Clients or co-investors (including third parties), notwithstanding that such debt obligation may have been eligible for investment by the Clients and/or Other Clients if it had not been subdivided. While Blackstone Credit & Insurance will make tranching decisions in good faith based on the characteristics of particular investments, there can be no assurance that Blackstone Credit & Insurance will subdivide investments in any particular manner that would permit the Company to invest in such investments. The same considerations and potential conflicts of interest will apply to the extent Blackstone Credit & Insurance, in coordination with the borrower, structures originated investments into different instruments.

*Other Affiliate Transactions and Investments in Different Levels of Capital Structure.* The Company and the Other Clients may make investments at different levels of an issuer's capital structure or otherwise in different classes of an issuer's securities or loans, or in special purpose vehicles formed by issuers (and in certain circumstances Blackstone Credit & Insurance may be unaware of such Other Client's investment or the size of the Other Client's investments, as a result of information walls or otherwise), subject to the limitations of the 1940 Act. In addition, subject to applicable law, from time to time the Company could hold an investment in a different layer of the capital structure than an investor or another party with which Blackstone has a material

relationship, in which case Blackstone will have an incentive to cause the Company or the portfolio company to offer more favorable terms to such parties (including, for instance, financing arrangements). Certain such investments inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities or loans that are expected to be held by such entities. To the extent the Company holds securities or loans that are different (including with respect to their relative seniority, such as lien priority, payment priority, maturity and structural seniority) than those held by an Other Client, the Advisers and their affiliates will be presented with decisions when the interests of the funds are in conflict. For example, conflicts could arise where the Company lends funds to a portfolio company while an Other Client invests in equity securities of such portfolio company. In this circumstance, for example, if such portfolio company were to go into bankruptcy, become insolvent or otherwise be unable to meet its payment obligations or comply with its debt covenants, conflicts of interest could arise between the holders of different types of securities or loans as to what actions the portfolio company should take. In addition, purchases or sales of securities or loans for the account of the Company (particularly marketable securities) will be bunched or aggregated with orders for Other Clients, including other funds. It is frequently not possible to receive the same price or execution on the entire volume of securities sold, and the various prices could be averaged, which has the potential to be disadvantageous to the Company. In addition, subject to applicable law, the Company could invest in loans to a portfolio company where the collateral includes limited partner interests in Other Clients, including Blackstone-managed pooled investment vehicles. In such cases, Blackstone Credit & Insurance and its affiliates would be presented with conflicts in determining whether to foreclose on loans secured by such interests and Blackstone Credit & Insurance and its affiliates would be presented with conflicts in managing such interests in the event of a foreclosure. If Blackstone Credit & Insurance were to become owners of such interests upon foreclosure, the Company may be disadvantaged by limitations on Blackstone Credit & Insurance's ability as manager to take certain actions with respect to Blackstone-affiliated interests, including an inability to exercise voting rights. Similarly, if the Company originates senior debt financing collateralized by certain cash generating assets that are contributed by an Other Client or a portfolio company controlled by an Other Client and held in a bankruptcy remote special purpose vehicle (a **"Structured Financing"**), conflicts may arise where an Other Client holds different interests in such portfolio company or relating to the Structured Financing. Furthermore, though not expected, the terms or pricing of the Company's investment in a Structured Financing portfolio company could be less favorable than would be the case if such Other Client did not hold an interest in such portfolio company. Further conflicts could arise after the Company and Other Clients have made their respective initial investments. For example, if additional financing is necessary as a result of financial or other difficulties, it is not always in the best interests of the Company to provide such additional financing. If the Other Clients were to lose their respective investments as a result of such difficulties, the ability of the Advisers to recommend actions in the best interests of the Company might be impaired. Any applicable co-investment exemptive order issued by the SEC may restrict the Company's ability to participate in follow-on financings where it does not hold the same investments as Other Clients or affiliates. Blackstone Credit & Insurance may in its sole discretion take steps to reduce the potential for adversity between the Company and the Other Clients, including causing the Company and/or such Other Clients to take certain actions that, in the absence of such conflict, it would not take. Such conflicts will be more difficult if the Company and Other Clients hold significant or controlling interests in competing or different tranches of a portfolio company's capital structure. Equity holders and debt holders have different (and often competing) motives, incentives, liquidity goals and other interests with respect to a portfolio company. In addition, there could be circumstances where Blackstone Credit & Insurance agrees to implement certain procedures to ameliorate conflicts of interest that involve a forbearance of rights relating to the Company or Other Clients, such as where Blackstone Credit & Insurance is expected to cause the Company or Other Clients to decline to exercise certain control-and/or foreclosure-related rights with respect to a portfolio company.

Further, the Company is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the independent members of the Board and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities may be an affiliate of the Company for purposes of the 1940 Act and generally the Company will be prohibited from buying or selling any securities from or to such

affiliate, absent the prior approval of the Board. However, the Company may under certain circumstances purchase any such affiliate's loans or securities in the secondary market, which could create a conflict for the Advisers between the Company's interests and the interests of such affiliate, in that the ability of the Advisers to recommend actions in the Company's best interest may be limited. The 1940 Act also prohibits certain "joint" transactions with certain affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of the Board and, in some cases, the SEC.

In addition, conflicts may arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof. There can be no assurance that any conflict will be resolved in favor of the Company, and each shareholder acknowledges and agrees that in some cases, subject to applicable law, a decision by Blackstone Credit & Insurance to take any particular action could have the effect of benefiting an Other Client and therefore may not have been in the best interests of, and may be adverse to, the Company. There can be no assurance that the return on the Company's investment will be equivalent to or better than the returns obtained by the Other Clients participating in the same or similar transactions. The shareholders will not receive any benefit from fees paid to any affiliate of the Advisers in respect of any Other Client's investment in a portfolio company.

With respect to debt securities acquired or sold in a secondary transaction or syndication between the Company, Other Clients, Blackstone Credit & Insurance, or Blackstone and a third-party in particular (following the issuance or origination of any financing or refinancing), Blackstone Credit & Insurance and/or such Other Clients could determine that no mitigation of any potential conflicts of interest with respect to such acquisition or sale is required. Further, the Company and such Other Client, Blackstone, or Blackstone Credit & Insurance may exit their holdings in such portfolio company at different times, on different terms or otherwise on a non-pro rata basis if permitted by applicable law, including for example, the Company acquiring (if permitted by applicable law) debt securities held by such Other Client, Blackstone, or Blackstone Credit & Insurance in such portfolio company (which could be at par or at a discount) as a part of a control acquisition or debt buyback or otherwise. Blackstone or Blackstone Credit & Insurance is expected to reach different conclusions for each such vehicle on the determination of whether, when and at what price to sell such securities based on the different termination dates, investment limitations and/or investment objectives of the Company and such Other Clients (including in light of the perpetual nature of certain Other Clients), Blackstone Credit & Insurance or Blackstone or for other reasons, and this could result in Other Clients, Blackstone Credit & Insurance or Blackstone exiting its interests in a portfolio company earlier or at a higher price than the Company (or vice versa). Such investments and transactions will give rise to potential or actual conflicts of interest. There can be no assurance that any conflict will be resolved in favor of the Company.

Furthermore, where the Company participates in investments alongside Other Clients of Blackstone and its affiliates, the Company and such investments also will be subject to Blackstone's and its affiliates' policies and procedures designed to mitigate conflicts of interest. Such policies are designed to ameliorate conflicts, but may have a detrimental effect on the ability of Blackstone Credit & Insurance to exercise certain rights or take certain actions with respect to an investment that may be detrimental to the Company (and such policies may differ from the conflicts policies of Blackstone Credit & Insurance in a manner that is detrimental to the Company). For example, in order to mitigate certain conflicts of interest, Blackstone, Blackstone Credit & Insurance or the Company, may: be recused from participating in any decisions relating or with respect to such investment; rely upon a third party to make the decisions regarding the investment; implement certain procedures or restrictions with respect to the investment, including, without limitation, maintaining a non-controlling interest in any such investment and agreeing to a forbearance of rights; rely on the presence of third-party investors in such transaction to validate the overall terms and/or pricing; agree to limit or cap its ability to vote or otherwise be recused from participating in any decisions relating or with respect to such investment; or limit the applicable portion of such investment (including particular tranches or instruments) that the Company and Other Clients are permitted to acquire (although Blackstone is under no obligation to limit the participation of the Company and Other Clients to any particular percentage and is expected to hold significant (and in certain cases majority) interests in certain issuers (or specific tranches)).

To the extent the Company is required or otherwise determines to "follow the vote" of other similarly situated third parties (if any) in voting and governance matters where conflicts of interest exist, Blackstone Credit & Insurance will have a limited ability to separately protect the Company's investment and will be dependent upon such third parties' actions. Such third parties may not be as capable as Blackstone Credit & Insurance and may have other conflicts arising from their other relationships that could impact their decisions. For example, Blackstone Credit & Insurance could play a role in selecting or recommending to borrowers such third-party lenders (and could have other relationships with such lenders, including such lenders being investors in Other Clients) and therefore such lenders could be incentivized to make decisions taking into account the interest of Blackstone and its affiliates, as a whole, and/ or such Other Clients, and such third-party lenders will not be obligated to take into account the Company and Other Clients' interests (beyond taking into account their own interests as lenders). In addition, the Company may forego its consent rights as a lender, in which case the other lenders, borrowers or the servicer may exercise the consent rights. Despite these, and any of the other actions described herein that Blackstone may take to mitigate conflicts, Blackstone may be required to take action when it will have conflicting loyalties between its duties to the Company and Other Clients, which may adversely impact the Company.

When Blackstone Credit & Insurance is required or determines to vote related to an amendment, waiver or modification with respect to an investment of the Company, Blackstone Credit & Insurance generally expects to act in manner intended to represent the collective interests of the Company and Other Clients participating in such investment and otherwise in accordance with its policies and procedures. However, in certain cases, Blackstone Credit & Insurance and its affiliates have agreed, and are expected in the future to agree, to provide the Company and/or Other Clients with consultation and/or consent rights on certain voting matters, including in connection with any such amendment, waiver or modification, in which case the Company and/or such Other Client will be entitled to exercise its consultation rights or direct its vote in any matter reflecting its own interests (and the Company or such Other Client may also be subject to potential conflicts of interest in such determination). Such determination will not necessarily be reflective of the collective interests of the Company and Other Clients as a whole.

*Related Financing Counterparties.* The Company may invest in companies or other entities in which Other Clients make an investment in a different part of the capital structure (and vice versa) subject to the requirements of the 1940 Act and the Company's co-investment exemptive order. The Advisers request in the ordinary course proposals from lenders and other sources to provide financing to the Company and its portfolio companies. Blackstone Credit & Insurance takes into account various facts and circumstances it deems relevant in selecting financing sources, including whether a potential lender has expressed an interest in evaluating debt financing opportunities, whether a potential lender has a history of participating in debt financing opportunities generally and with the Firm in particular, the size of the potential lender's loan amount, the timing of the relevant cash requirement, the availability of other sources of financing, the creditworthiness of the lender, whether the potential lender has demonstrated a long-term or continuing commitment to the success of Blackstone, Blackstone Credit & Insurance and their funds, and such other factors that Blackstone and Blackstone Credit & Insurance deem relevant under the circumstances. The cost of debt alone is not determinative.

It is possible that shareholders, Other Clients, their portfolio companies, co-investors and other parties with material relationships with the Firm, such as shareholders of and lenders to the Firm and lenders to Other Clients and their portfolio companies (as well as Blackstone itself), could provide additional financing to portfolio companies of the Company, subject to the requirements of the 1940 Act. The Firm could have incentives to cause the Company and its portfolio companies to accept less favorable financing terms from a shareholder, Other Clients, their portfolio companies, Blackstone, and other parties with material relationships with the Firm than it would from a third party. If the Company occupies a different, and in particular, a more senior, position in the capital structure than a shareholder, Other Client, their portfolio companies and other parties with material relationships with Blackstone, Blackstone could have an incentive to cause the Company or portfolio company to offer financing terms that are more favorable to such parties. In the case of a related party financing between the Company or its portfolio companies, on the one hand, and Blackstone or Other Clients' portfolio companies, on the other hand, to the extent permitted by the 1940 Act, the Advisers could, but are not obligated to, rely on a

third-party agent to confirm the terms offered by the counterparty are consistent with market terms, or the Advisers could instead rely on their own internal analysis, which the Advisers believe is often superior to third-party analysis given the Firm's scale in the market. If however any of the Firm, the Company, an Other Client or any of their portfolio companies delegates to a third party, such as another member of a financing syndicate or a joint venture partner, the negotiation of the terms of the financing, the transaction will be assumed to be conducted on an arms-length basis, even though the participation of the Firm related vehicle impacts the market terms. For example, in the case of a loan extended to the Company or a portfolio company by a financing syndicate in which an Other Client has agreed to participate on terms negotiated by a third-party participant in the syndicate, it might have been necessary to offer better terms to the financing provider to fully subscribe the syndicate if the Other Client had not participated. It is also possible that the frequent participation of Other Clients in such syndicates could dampen interest among other potential financing providers, thereby lowering demand to participate in the syndicate and increasing the financing costs to the Company. The Advisers do not believe either of these effects is significant, but no assurance can be given to shareholders that these effects will not be significant in any circumstance. Unless required by applicable law, the Advisers will not seek any consent or approvals from shareholders or the Board in the case of any of these conflicts.

The Firm could cause actions adverse to the Company to be taken for the benefit of Other Clients that have made an investment more senior in the capital structure of a portfolio company than the Company (e.g., provide financing to a portfolio company, the equity of which is owned by the Company) and, vice versa, actions may be taken for the benefit of the Company and its portfolio companies that are adverse to Other Clients. The Firm could seek to implement procedures to mitigate conflicts of interest in these situations such as (i) a forbearance of rights, including some or all non-economic rights, by the Company or relevant Other Client (or their respective portfolio companies, as the case may be) by, for example, agreeing to follow the vote of a third party in the same tranche of the capital structure, or otherwise deciding to recuse itself with respect to both normal course ongoing matters (such as consent rights with respect to loan modifications in intercreditor agreements) and also decisions on defaults, foreclosures, workouts, restructurings and other similar matters, (ii) causing the Company or relevant Other Client (or their respective portfolio companies, as the case may be) to hold only a non-controlling interest in any such portfolio company, (iii) retaining a third-party loan servicer, administrative agent or other agent to make decisions on behalf of the Company or relevant Other Client (or their respective portfolio companies, as the case may be), or (iv) create groups of personnel within the Firm separated by information barriers (which may be temporary and limited purpose in nature), each of which would advise one of the clients that has a conflicting position with other clients. As an example, to the extent an Other Client holds an interest in a loan or security that is different (including with respect to relative seniority) than those held by the Company or its portfolio companies, the Firm can decline to exercise, or delegate to a third party, certain control, foreclosure and other similar governance rights of the Other Client. In these cases, the Firm would generally act on behalf of one of its clients, though the other client would generally retain certain control rights, such as the right to consent to certain actions taken by the trustee or administrative or other agent of the investment, including a release, waiver, forgiveness or reduction of any claim for principal or interest; extension of maturity date or due date of any payment of any principal or interest; release or substitution of any material collateral; release, waiver, termination or modification of any material provision of any guaranty or indemnity; subordination of any lien; and release, waiver or permission with respect to any covenants. The efficacy of following the vote of third-party creditors will be limited in circumstances where the Company or Other Client acquires all or substantially all of a relevant instrument, tranche or class of securities.

In connection with negotiating loans and bank financings in respect of Blackstone Credit & Insurance-sponsored transactions, Blackstone Credit & Insurance will generally obtain the right to participate (for its own account or an Other Client) in a portion of the financings with respect to such Blackstone Credit & Insurance-sponsored transactions on the same terms negotiated by third parties with the Firm or other terms the Advisers determine to be consistent with the market. Although the Firm could rely on third parties to verify market terms, the Firm may nonetheless have influence on such third parties. No assurance can be given that negotiating with a third party, or verification of market terms by a third party, will ensure that the Company and its portfolio companies receive market terms.

In addition, it is anticipated that in a bankruptcy proceeding the Company's interests will likely be subordinated or otherwise adverse to the interests of Other Clients with ownership positions that are more senior to those of the Company. For example, an Other Client that has provided debt financing to an investment of the Company will be permitted to take actions for its benefit, particularly if the Company's investment is in financial distress, which adversely impact the value of the Company's subordinated interests.

Although Other Clients can be expected to provide financing to the Company and its portfolio companies subject to the requirements of the 1940 Act, there can be no assurance that any Other Client will indeed provide any such financing with respect to any particular investment. Participation by Other Clients in some but not all financings of the Company and its portfolio companies has the potential to adversely impact the ability of the Company and its portfolio companies to obtain financing from third parties when Other Clients do not participate, as it could serve as a negative signal to market participants.

Any financing provided by a shareholder or an affiliate to the Company or a portfolio company is not an investment in the Company.

The respective investment programs of the Company and the Other Clients may or may not be substantially similar. Blackstone Credit & Insurance and/or Blackstone may give advice to, and recommend securities for, Other Clients that may differ from advice given to, or securities recommended or bought for, the Company, even though their investment objectives may be the same as or similar to those of the Company. While Blackstone Credit & Insurance will seek to manage potential conflicts of interest in a fair and equitable manner, the portfolio strategies employed by Blackstone Credit & Insurance and Blackstone in managing their respective Other Clients are likely to conflict from time to time with the transactions and strategies employed by the Advisers in managing the Company and may affect the prices and availability of the securities and instruments in which the Company invests. Participation in specific investment opportunities may be appropriate, at times, for both the Company and Other Clients. In any event, it is the policy of Blackstone Credit & Insurance to allocate investment opportunities and sale opportunities on a basis deemed by Blackstone Credit & Insurance, in its sole discretion, to be fair and equitable over time.

***Conflicting Fiduciary Duties to Debt Funds***. Other Clients include funds and accounts that make investments in senior secured loans, distressed debt, subordinated debt, high-yield securities, commercial mortgage-backed securities and other debt instruments. As discussed above, it is expected that these Other Clients or investors therein will be offered the opportunity, subject to applicable law, to provide financing with respect to investments made by the Company and its portfolio companies. The Firm owes a fiduciary duty and/or other obligations to these Other Clients as well as to the Company and will encounter conflicts in the exercise of these duties and/or obligations. For example, if an Other Client purchases high-yield securities or other debt instruments of a portfolio company of the Company, or otherwise occupies a senior (or other different) position in the capital structure of an investment relative to the Company, the Firm will encounter conflicts in providing advice to the Company and to these Other Clients with regard to appropriate terms of such high-yield securities or other instruments, the enforcement of covenants, the terms of recapitalizations and the resolution of workouts or bankruptcies, among other matters. For example, in a bankruptcy proceeding, in circumstances where the Company holds an equity investment in a portfolio company, the holders of such portfolio company's debt instruments (which can include one or more Other Clients) could take actions for their benefit (particularly in circumstances where such portfolio company faces financial difficulties or distress) that subordinate or adversely impact the value of the Company's investment in such portfolio company. More commonly, the Company could hold an investment that is senior in the capital structure, such as a debt instrument, to an Other Client. Although measures described in "*Related Financing Counterparties*" above can mitigate these conflicts, they cannot completely eliminate them. These conflicts related to fiduciary duties to such Other Clients will not necessarily be resolved in favor of the Company, and investors will not always be entitled to receive notice or disclosure of the occurrence of these conflicts.

Similarly, certain Other Clients can be expected to invest in securities of publicly traded companies that are actual or potential investments of the Company or its portfolio companies. The trading activities of those vehicles

can differ from or be inconsistent with activities that are undertaken for the account of the Company or its portfolio companies in any such securities or related securities. In addition, the Company could not pursue an investment in a portfolio company otherwise within the investment mandate of the Company as a result of such trading activities by Other Clients.

*Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities*. Certain inherent conflicts of interest arise from the fact that the Advisers, Blackstone Credit & Insurance and Blackstone provide investment management, advisory and sub-advisory services to the Company and Other Clients.

Blackstone Credit & Insurance and/or Blackstone may give advice to, and recommend securities for, Other Clients that may differ from advice given to, or securities recommended or bought for, the Company, even though their investment objectives may be the same as or similar to those of the Company. Blackstone Credit & Insurance has adopted guidelines and policies, which can be expected to be updated from time to time, regarding allocation of investment opportunities. While Blackstone Credit & Insurance will seek to manage potential conflicts of interest in a fair and equitable manner, the portfolio strategies employed by Blackstone Credit & Insurance and Blackstone in managing their respective Other Clients are likely to conflict from time to time with the transactions and strategies employed by the Advisers in managing the Company and may affect the prices and availability of the securities and instruments in which the Company invests. Participation in specific investment opportunities may be appropriate, at times, for both the Company and Other Clients.

Blackstone Credit & Insurance provides investment management services to Other Blackstone Credit & Insurance Clients. In addition, Blackstone provides investment management services to Blackstone Clients. Blackstone and Blackstone Credit & Insurance will share appropriate investment opportunities (and sale opportunities) (including, without limitation, secondary market transactions and certain syndicated primary issuance transactions (which generally will not be originated investments)) with Other Clients and the Company in accordance with Blackstone or Blackstone Credit & Insurance allocation policies, as applicable, which generally provide for allocating targeted investment acquisitions pro rata based on "Available Capital" (as defined below) and targeted investment sales based on the aggregate positions held by the Company and the applicable Other Clients, in each case taking into account the applicable factors listed below under "—Allocation Methodology Considerations." "Available Capital" includes and takes into account (a) capital already deployed, (b) imminent net subscriptions for open ended vehicles, (c) commitments (including commitments likely to close within a reasonable time of allocation), (d) available or anticipated leverage and/or (e) target deployment amounts over a specified time period (e.g., annual target deployment). "Available Capital" may take into account capital to be recycled (the requirements for what is "recyclable" may vary by the Company and Other Clients per their governing documents). Blackstone and Blackstone Credit & Insurance assess whether investment opportunities are appropriate for Other Clients, including where such opportunities are within the investment strategies, mandates, guidelines, limitations, restrictions, terms and objectives of Other Clients, on a basis that Blackstone or Blackstone Credit & Insurance, as applicable, believe in good faith to be fair and reasonable. As part of this process, the adviser to each Regulated Fund (as defined below) within a Blackstone business unit considering an investment opportunity must take into account such Regulated Fund's Core Mandate (as adopted by the adviser to each Regulated Fund and approved by the directors of each Regulated Fund participating in co-investment transactions) and affirmatively consider all deals within the Core Mandate for the Regulated Fund. "Regulated Funds" are Other Clients that are closed-end management investment companies that have elected to be regulated as a BDC or are registered under the 1940 Act and who intend to rely on the exemptive order.

To the extent an opportunity is shared with one or more Other Clients, Blackstone Credit & Insurance expects that such Other Clients generally will invest on substantially the same economic terms available to the Company (including sharing of transaction fees and expenses) and generally will exit investments at the same time and on substantially the same economic terms as the Company, and on a pro rata basis with the Company subject to legal, tax, regulatory, accounting or applicable considerations (including the terms of the governing agreements of, or portfolio management considerations applicable to, the Company or such Other Clients);

provided that the Company may syndicate a portion of an investment where Other Clients do not also syndicate a portion of the investment or vice versa. (See also *"—Transactions with Clients of Blackstone Insurance"*). To the extent the Company invests in affiliated registered funds and/or business development companies, such registered funds and/or business development companies will follow their own allocation policy, which may differ from Blackstone Credit & Insurance's policy and include different or additional allocation factors to those factors set out below.

     ***Allocation Methodology Considerations.*** Notwithstanding the foregoing, Blackstone, Blackstone Credit & Insurance and their affiliates may also consider the following factors in making any allocation determinations, and such factors may result in a different allocation of investment and/or sale opportunities: (i) the risk-return and target return profile of the proposed investment relative to the Company's and the Other Clients' current risk profiles; (ii) the Company's and/or the Other Clients' investment strategies, mandates, guidelines, limitations, restrictions, terms and objectives (including whether such objectives are considered solely in light of the specific investment under consideration or in the context of the respective portfolios' overall holdings), focus (including investment focus on a classification attributable to an investment, such as maturity), parameters and investor preferences of the Company and the Other Clients (including, without limitation, with respect to Other Clients that expect to invest in or alongside other funds or across asset classes based on expected return (such as certain managed accounts or other investment vehicles (whether now in existence or which may be established in the future)) with similar investment strategies and objectives); (iii) diversification and concentration considerations in the Company's or the Other Clients' portfolios (including the potential for the proposed investment to create an industry, sector, geography, region, location, market or issuer imbalance in the Company's and Other Clients' portfolios, as applicable) and taking into account any existing non-pro rata investment positions in the portfolio of the Company and Other Clients and the pipeline of potential investment opportunities that may be available for investment by the Company and Other Clients, as reasonably determined by Blackstone Credit & Insurance and in accordance with the co-investment exemptive order; (iv) liquidity considerations of the Company and the relevant Other Clients (a) during a ramp up (which includes the period prior to or after the initial closing of an Other Client during which Blackstone may deploy funds already invested or committed (or that Blackstone anticipates will be invested or committed) and can continue for a period during an Other Client's fundraising and/or acceptance of future subscriptions as deemed appropriate by the Firm, including to protect against zero or de minimis allocations or in anticipation of future subscriptions), (b) the availability of warehouse vehicles or arrangements for the benefit of current Other Clients or potential future Other Clients, including both Blackstone-controlled and third-party warehouse arrangements or (c) wind-down of one or more of the Company or such Other Clients, proximity to the end of the Company's or Other Clients' specified term, investment period or holding period, any redemption/withdrawal requests, anticipated future contributions and available cash or capital; (v) legal, tax, accounting and other considerations or consequences; (vi) regulatory or contractual provisions, obligations, terms, limitations, restrictions or consequences related to the Company or Other Clients (including, without limitation, requirements under the 1940 Act and any related rules, orders, guidance or other authority applicable to the Company or Other Clients); (vii) avoiding a de minimis or odd lot allocation; (viii) availability and degree of leverage and any requirements or other terms of the investment, or of any existing leverage facilities; (ix) the Company's or Other Clients' investment focus on a classification attributable to an investment or issuer of an investment, including, without limitation, investment strategy, geography, location, industry or business sector; (x) the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals dedicated to the Company or such Other Clients; (xi) the management of any actual or potential conflict of interest; (xii) with respect to investments that are made available to Blackstone, Blackstone Credit & Insurance and their affiliates by counterparties pursuant to negotiated trading platforms (e.g., ISDA contracts), the absence of such relationships which may not be available for the Company and all Other Clients; (xiii) co-investment arrangements; (xiv) Available Capital of the Company and such Other Clients; (xv) timing expected to be necessary to execute an investment; (xvi) sourcing of the investment; (xvii) the specific nature (including size, type, amount, liquidity, holding period, anticipated maturity and minimum investment criteria) of the investment; (xviii) expected investment return; (xix) expected cash characteristics (such as cash-on-cash yield, distribution rates or volatility of cash flows); (xx) capital expenditure required as part of the investment; (xxi) relation to existing investments in a fund, if applicable (e.g.,

"follow on" to existing investment, joint venture or other partner to existing investment, or same security as existing investment); (xxii) whether Blackstone, Blackstone Credit & Insurance or their affiliates believe that allocating investment opportunities to an investor will help establish, recognize, strengthen and/or cultivate relationships that may provide indirectly longer-term benefits (including strategic, sourcing or similar benefits) to the Company, Other Clients and/or Blackstone; and (xxiii) any other considerations deemed relevant by Blackstone, Blackstone Credit & Insurance or their affiliates, as applicable. For the avoidance of doubt and notwithstanding anything herein to the contrary, an affiliate of Blackstone Credit & Insurance from time to time will be allocated for its own account a portion of certain origination opportunities that otherwise would be appropriate investment opportunities for Other Clients.

Certain Other Clients have investment discretion, including opt-in or opt-out rights for a specified period of time. Blackstone, Blackstone Credit & Insurance or their affiliates may initially allocate commitments to those Other Clients on the assumption that they will participate in an investment opportunity, subject to their election. If such Other Client subsequently elects not to participate in the investment opportunity, Blackstone, Blackstone Credit & Insurance or their affiliates may reallocate the unused portion of the investment to the Company and Other Clients that are participating, generally on a pro rata basis based on the original allocations, provided that (i) no participating fund is allocated more than its desired hold, and (ii) Blackstone, Blackstone Credit & Insurance or their affiliates determines that the reallocation is fair and equitable and in the best interests of the participating funds.

Subject to the requirements of the 1940 Act and the Company's co-investment exemptive order, Blackstone, Blackstone Credit & Insurance shall not have any obligation to present any investment opportunity (or portion of any investment opportunity) to the Company if Blackstone or Blackstone Credit & Insurance, as applicable, determine in good faith that such opportunity (or portion thereof) should not be presented to the Company, including for any one or a combination of the reasons specified above, such as the investment not being within the Company's Core Mandate, or if Blackstone or Blackstone Credit & Insurance, as applicable, are otherwise restricted from presenting such investment opportunity to the Company.

***Investment Alongside Regulated Funds.*** In addition, Blackstone has received an exemptive order from the SEC that permits certain existing and future Regulated Funds, including the Company, among other things, to co-invest with certain other persons, including other Regulated Funds, certain affiliates of Blackstone, Blackstone, and certain funds managed and controlled by Blackstone and its affiliates, subject to certain terms and conditions. For so long as any privately negotiated investment opportunity falls within the Core Mandate of one or more Regulated Funds, such investment opportunity shall also be offered to such Regulated Fund(s). If the aggregate targeted investment sizes of the Company, such Other Clients and such Regulated Fund(s) that are allocated an investment opportunity exceed the amount of such investment opportunity, then the allocation of such investment opportunity to the Company may be less than the Company's target investment size. This may result in allocation to the Company in an amount less than what it would otherwise have been if such other entities did not participate in such investment opportunity. The co-investment exemptive order also restricts the ability of the Company (or any Other Client) from investing in any privately negotiated investment opportunity alongside a Regulated Fund except at the same time and on same terms, as described in the exemptive order. As a result, the Company risks being unable to make investments in different parts of the capital structure (e.g., equity investments, debt investments, hybrid securities, etc.) of the same issuer in which a Regulated Fund has invested or seeks to invest. Likewise, Regulated Funds and Other Clients that are not Regulated Funds risk being unable to make investments in different parts of the capital structure of the same issuer in which the Company has invested or seeks to invest.

Further, the Company may be unable to participate in or effect certain transactions, or take certain actions in respect of certain investments, on account of applicable restrictions under the 1940 Act, related guidance from the SEC and/or the Company's exemptive order. For example, the Company may be restricted from participating in certain transactions or taking certain actions in respect of portfolio companies in which certain funds managed

and controlled by Blackstone, Blackstone Credit & Insurance and their respective affiliates and/or a Regulated Fund has also invested, which may include, but are not limited to:

- declining to vote;

- participating in a potential co-investment opportunity (as such participation may not comply with the conditions of the co-investment exemptive order); or

- exercising rights with respect to any such investment.

The Company may also be required to sell an investment to avoid potential violations of the 1940 Act and/ or related rules thereunder or for other reasons. In such cases, the Company's interests in an investment may be adversely affected, including by resulting in the dilution of or decrease in the value of the Company's investment or in the Company being put in a disadvantageous position with respect to the investment as compared to Other Clients, including other Regulated Funds, or with respect to Blackstone or other affiliates of Blackstone. Whether the Company participates or declines to participate in any such action or transaction will be made by the Advisers in their sole discretion, subject to the Advisers' fiduciary duties and applicable law, including the 1940 Act, the rules thereunder and/or the exemptive order. There is no assurance that any such determination will be resolved in favor of the Company's interests. The rules promulgated by the SEC under the 1940 Act, as well as any related guidance from the SEC and/or the terms of the exemptive order itself, are subject to change.

Blackstone has received an amended co-investment exemptive order (the "Amended Order") which covers business units of Blackstone beyond Blackstone Credit & Insurance and which could impact the amount of any allocation made available to Regulated Funds and thereby affect (and potentially decrease) the allocation made available to the Company. The Amended Order contains certain conditions less restrictive than Blackstone Credit & Insurance's prior co-investment exemptive order, and, among other things, (i) permits Blackstone increased freedom in the allocation of investment opportunities across Other Clients, including allowing previously ineligible affiliated entities and accounts to participate in transactions alongside the Company, (ii) allows the Company to more readily invest in issuers in which Other Clients have an existing position and (iii) allows a significantly greater number of transactions to be effected without the approval of the Independent Trustees of the Company.

Further, it is also possible that Blackstone could, in the future, become subject to a new exemptive order (or new provisions of the existing exemptive order), which could include restrictions, limitations and requirements affecting investment allocations that differ from or extend beyond those described above and could result in increased costs to the Company, any Other Client and any Regulated Funds. To the extent such future exemptive orders afford Blackstone greater discretion in allocating transactions among the Company, any Other Client and any Regulated Funds, Blackstone will retain sole discretion in making such determinations in accordance with such exemptive orders, notwithstanding any associated conflicts. Additionally, the other terms and conditions of any such new or revised exemptive orders may be more or less restrictive than the Amended Order.

Moreover, with respect to the ability of Blackstone, Blackstone Credit & Insurance and their affiliates to allocate investment opportunities, including where such opportunities are within the Core Mandate of the Company or any other Regulated Fund and the objectives and guidelines of one or more Other Clients (which allocations are to be made on a basis that Blackstone Credit & Insurance believes in good faith to be fair and reasonable), Blackstone, Blackstone Credit & Insurance and their affiliates have established general guidelines and policies, which they can be expected to update from time to time, for determining how such allocations are to be made, which, among other things, set forth principles regarding what constitutes "debt" or "debt-like" investments, criteria for defining "control-oriented equity" or "infrastructure" investments, guidance regarding allocation for certain types of investments (e.g., distressed assets) and other matters. In addition, certain Other Clients can receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Clients' respective governing agreements. The application of those guidelines and conditions could result in the Company or Other Clients not participating (and/or not participating to the same extent) in certain investment opportunities in which they would have otherwise participated had the

related allocations been determined without regard to such guidelines and conditions and based only on the circumstances of those particular investments.

Additionally, investment opportunities sourced by Blackstone, Blackstone Credit & Insurance or their affiliates will be allocated in accordance with Blackstone's, Blackstone Credit & Insurance's and their affiliates' allocation policies, as applicable, which provide that investment opportunities will be allocated in whole or in part to other business units of the Firm on a basis that (i) takes into account the investment focus of each other business unit of the Firm, with the adviser to each Regulated Fund within a business unit considering an investment opportunity taking into account such Regulated Fund's Core Mandate and affirmatively considering all deals within the Core Mandate for the Regulated Fund; and (ii) Blackstone and Blackstone Credit & Insurance believe in good faith to be fair and reasonable. It should also be noted that investment opportunities sourced by business units of the Firm other than Blackstone Credit & Insurance will, subject to applicable law and the terms of the Company's co-investment exemptive relief, be allocated in accordance with such business units' allocation policies, which will result in such investment opportunities being allocated, in whole or in part, away from Blackstone Credit & Insurance, the Company and Other Blackstone Credit & Insurance Clients.

When Blackstone Credit & Insurance determines not to pursue some or all of an investment opportunity for the Company that would otherwise be within the Company's objectives and strategies, and Blackstone or Blackstone Credit & Insurance provides the opportunity or offers the opportunity to Other Clients (or other parties, including portfolio companies), Blackstone or Blackstone Credit & Insurance, including their personnel (including Blackstone Credit & Insurance personnel), will, in certain circumstances, receive compensation from the Other Clients and/or other parties, whether or not in respect of a particular investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Company to Blackstone Credit & Insurance. As a result, Blackstone Credit & Insurance (including Blackstone Credit & Insurance personnel who receive such compensation) could be incentivized to allocate investment opportunities away from the Company to or source investment opportunities for Other Clients and/or other parties. In addition, in some cases Blackstone or Blackstone Credit & Insurance can be expected to earn greater fees when Other Clients participate alongside or instead of the Company in an investment.

Blackstone Credit & Insurance makes good faith determinations for allocation decisions based on expectations that will, in certain circumstances, prove inaccurate. Information unavailable to Blackstone Credit & Insurance, or circumstances not foreseen by Blackstone Credit & Insurance at the time of allocation, can cause an investment opportunity to yield a different return than expected. Conversely, an investment that Blackstone Credit & Insurance expects to be consistent with the Company's return objectives will, in certain circumstances, fail to achieve them.

The Advisers are permitted, but will be under no obligation to, provide co-investment opportunities relating to investments made by the Company to fund shareholders, Other Clients, and investors in such Other Clients, subject to the Company's exemptive relief and the 1940 Act. Such co-investment opportunities may be offered to such parties in the Advisers' discretion subject to the Company's exemptive relief. From time to time, Blackstone Credit & Insurance may form one or more funds or accounts to co-invest in transactions with the Company (or transactions alongside any of the Company and one or more Other Clients). Furthermore, for the avoidance of doubt, to the extent that the Company has received its target amount in respect of an investment opportunity, any remaining portion of such investment opportunity initially allocated to the Company may be allocated to Other Clients or to co-investors in Blackstone or Blackstone Credit & Insurance's discretion, as applicable.

Orders may be combined for the Company and other participating Other Clients, and if any order is not filled at the same price, they may be allocated on an average price basis. Similarly, if an order on behalf of more than one account cannot be fully executed under prevailing market conditions, securities may be allocated among the different accounts on a basis that Blackstone Credit & Insurance or its affiliates consider equitable.

Additionally, it can be expected that the Firm will, from time to time, enter into arrangements or strategic relationships with third parties, including other asset managers, financial firms or other businesses or companies,

that, among other things, provide for referral, sourcing or sharing of investment opportunities. Blackstone or Blackstone Credit & Insurance may pay management fees and performance-based compensation in connection with such arrangements. Blackstone or Blackstone Credit & Insurance may also provide for or receive reimbursement of certain expenses incurred or received in connection with these arrangements, including diligence expenses and general overhead, administrative, deal sourcing and related corporate expenses. The amount of these rebates may relate to allocations of co-investment opportunities and increase if certain co-investment allocations are not made. While it is possible that the Company will, along with the Firm itself, benefit from the existence of those arrangements and/or relationships, it is also possible that investment opportunities that would otherwise be presented to or made by the Company would instead be referred (in whole or in part) to such third party, or, as indicated above, to other third parties, either as a contractual obligation or otherwise, resulting in fewer opportunities (or reduced allocations) being made available to the Company and/or shareholders. This means that co-investment opportunities that are sourced by the Company may be allocated to investors that are not shareholders. For example, a firm with which the Firm has entered into a strategic relationship may be afforded with "first-call" rights on a particular category of investment opportunities, although there is not expected to be substantial overlap in the investment strategies and/or objectives between the Company and any such firm.

*Underlying Investment Companies or BDCs.* We may invest in investment companies or BDCs managed by affiliates of the Advisers, which could result in conflicts of interest. For example, the Advisers and their affiliates may be incentivized to cause us to invest in such investment companies or BDCs to help achieve economies of scale for such vehicles. In addition, the Advisers and their affiliates may be conflicted when determining whether and in what manner to submit repurchase requests to such underlying investment companies or BDCs, including in order to avoid repurchase requests exceeding the amount offered. As a result, we may end up deploying more of our assets into such vehicles than we would otherwise have done absent such conflicts. See "Risks Related to Our Investments—We may be exposed to risks associated with investments in underlying investment companies or BDCs."

*Certain Investments Inside the Company's Mandate that are not Pursued by the Company*. Under certain circumstances, Blackstone or Blackstone Credit & Insurance can be expected to determine not to pursue some or all of an investment opportunity within the Company's Core Mandate, including without limitation, as a result of business, reputational or other reasons applicable to the Company, Other Clients, their respective portfolio companies or Blackstone. In addition, Blackstone Credit & Insurance will, in certain circumstances, determine that the Company should not pursue some or all of an investment opportunity, including, by way of example and without limitation, because the Company has already invested sufficient capital in the investment, sector, industry, geographic region or markets in question, as determined by Blackstone Credit & Insurance in its good faith discretion, or the investment is not appropriate for the Company for other reasons as determined by Blackstone Credit & Insurance in its good faith reasonable sole discretion. In any such case Blackstone or Blackstone Credit & Insurance could, thereafter, offer such opportunity to other parties, including Other Clients or portfolio companies or limited partners or shareholders of the Company or Other Clients, joint venture partners, related parties or third parties. Any such Other Clients could be advised by a different Blackstone or Blackstone Credit & Insurance business group with a different investment committee, which could determine an investment opportunity to be more attractive than Blackstone Credit & Insurance believes to be the case. In any event, there can be no assurance that Blackstone Credit & Insurance's assessment will prove correct or that the performance of any investments actually pursued by the Company will be comparable to any investment opportunities that are not pursued by the Company. Blackstone and Blackstone Credit & Insurance, including their personnel, are permitted to receive compensation from any such party that makes the investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Company to Blackstone Credit & Insurance. In some cases, Blackstone or Blackstone Credit & Insurance earns greater fees when Other Clients participate alongside or instead of the Company in an investment.

*Cross Transactions*. Situations can arise where certain assets held by the Company are transferred to Other Clients and vice versa. Such transactions will be conducted in accordance with, and subject to, the Advisers' contractual obligations to the Company and applicable law, including the 1940 Act.

*Co-Investment*. The Company will co-invest with its shareholders, limited partners and/or shareholders of the Other Clients, the Firm's affiliates and other parties with whom Blackstone Credit & Insurance has a material relationship. The allocation of co-investment opportunities is entirely and solely in the discretion of Blackstone Credit & Insurance, subject to applicable law. In addition to participation by consultants in specific transactions or investment opportunities, consultants and/or other Firm employees may be permitted to participate in the Firm's side-by-side co-investment rights. Co-investors with such rights generally do not provide for an advisory fee or carried interest payable by participants therein and their participation generally results in the Company being allocated a smaller share of an investment than would otherwise be the case in the absence of such side-by-side. Furthermore, Other Clients will be permitted (or have a preferred right) to participate in the Firm's side-by-side co-investment rights.

In certain circumstances, Blackstone Credit & Insurance will determine that a co-investment opportunity should be offered to one or more third parties (including, without limitation, one or more third-party investment funds or investment accounts for which Blackstone may provide administrative, valuation or similar non-advisory services and/or receive transaction or other fees with respect to investments) (such investors, **"Co-Investors"**), including investors in one or more Other Clients, and will maintain sole discretion with respect to which Co-Investors are offered any such opportunity. We are not restricted from engaging in transactions with Other Clients that are not affiliated persons within the meaning of the 1940 Act. It is expected that many investors who will, in certain circumstances, have expressed an interest in co-investment opportunities will not be offered or allocated any co-investment opportunities or will, in certain circumstances, receive a smaller amount of co-investment opportunities than the amount requested. Any co-investments offered by Blackstone Credit & Insurance will be on such terms and conditions (including with respect to advisory fees, performance-based compensation and related arrangements and/or other fees applicable to co-investors) as Blackstone Credit & Insurance determines to be appropriate in its sole discretion on a case-by-case basis, which may differ amongst co-investors with respect to the same co-investment. In addition, the performance of Other Clients co-investing with the Company is not considered for purposes of calculating the incentive fee payable by the Company to the Adviser. Furthermore, the Company and co-investors will often have different investment objectives and limitations, such as return objectives and maximum hold period. Blackstone Credit & Insurance, as a result, will have conflicting incentives in making decisions with respect to such opportunities. Even if the Company and any such parties invest in the same securities on similar terms, conflicts of interest will still arise as a result of differing investment profiles of the investors, among other items, and there is no guarantee that decisions will be made in a manner that prioritizes the interests of the Company over those of such other parties.

a.  *General Co-Investment Considerations.* There are expected to be circumstances where an amount that would otherwise have been invested by the Company is instead allocated to co-investors (who could be shareholders of the Company or limited partners of Other Clients) or supplemental capital vehicles, and there is no guarantee that any shareholders will be offered any particular co-investment opportunity. Each co-investment opportunity (should any exist) is likely to be different, and allocation of each such opportunity will depend on the facts and circumstances specific to that unique situation (e.g., timing, industry, size, geography, asset class, projected holding period, exit strategy and counterparty). Different situations will require that the various facts and circumstances of each opportunity be weighted differently, as Blackstone Credit & Insurance deems relevant to such opportunity. Such factors are likely to include, among others, whether a co-investor adds strategic value, industry expertise or other similar synergies; whether a potential co-investor has expressed an interest in evaluating co-investment opportunities; whether a potential co-investor has an overall strategic relationship with the Firm; whether a potential co-investor has demonstrated a long-term and/or continuing commitment to the potential success of Blackstone, Blackstone Credit & Insurance, the Company, Other Clients or other co-investments (including whether a potential co-investor will help establish, recognize, strengthen and/or cultivate relationships that can provide indirectly longer-term benefits to the Company or Other Clients and their respective underlying portfolio companies, or whether the potential co-investor has significant capital under management by the Firm or intends to increase such amount); the ability of a potential co-investor to commit to a co-investment opportunity

within the required timeframe of the particular transaction; Blackstone Credit & Insurance's assessment of a potential co-investor's ability to invest an amount of capital that fits the needs of the investment (taking into account the amount of capital needed as well as the maximum number of investors that can realistically participate in the transaction); whether the co-investor is considered "strategic" to the investment because it is able to offer the Company certain benefits, including but not limited to, the ability to help consummate the investment, the ability to aid in operating or monitoring the portfolio company or the possession of certain expertise; the transparency, speed and predictability of the potential co-investor's investment process; whether the Firm has previously expressed a general intention to seek to offer co-investment opportunities to such potential co-investor; whether a potential co-investor has the financial and operational resources and other relevant wherewithal to evaluate and participate in a co-investment opportunity; the familiarity the Firm has with the personnel and professionals of the investor in working together in investment contexts (which may include such potential co-investor's history of investment in other Firm co-investment opportunities); the extent to which a potential co-investor has committed to an Other Client; the size of such potential co-investor's interest to be held in the underlying portfolio company as a result of the Company's investment (which is likely to be based on the size of the potential co-investor's capital commitment or investment in the Company); the extent to which a potential co-investor has been provided a greater amount of co-investment opportunities relative to others; the ability of a potential co-investor to invest in potential add-on acquisitions for the portfolio company or participate in defensive investments; the likelihood that the potential co-investor would require governance rights that would complicate or jeopardize the transaction (or, alternatively, whether the investor would be willing to defer to the Firm and assume a more passive role in governing the portfolio company); any interests a potential co-investor might have in any competitors of the underlying portfolio company; the tax profile of the potential co-investor and the tax characteristics of the investment (including whether the potential co-investor would require particular structuring implementation or covenants that would not otherwise be required but for its participation or whether such co-investor's participation is beneficial to the overall structuring of the investment); whether a potential co-investor's participation in the transaction would subject the Company and/or the portfolio company to additional regulatory requirements, review and/or scrutiny, including any necessary governmental approvals required to consummate the investment; the potential co-investor's interaction with the potential management team of the portfolio company; whether the potential co-investor has any existing positions in the portfolio company (whether in the same security in which the Company is investing or otherwise); whether there is any evidence to suggest that there is a heightened risk with respect to the potential co-investor maintaining confidentiality; whether the potential co-investor has demonstrated a long-term and/or continuing commitment to the potential success of the Company, other affiliated funds and/or other co-investments, including the size of such commitment; whether the potential co-investor has any known investment policies and restrictions, guideline limitations or investment objectives that are relevant to the transaction, including the need for distributions; whether the expected holding period and risk-return profile of the investment is consistent with the stated goals of the investor and the expected underwriting of the investment; whether a particular co-investment party has provided value in the sourcing, establishing relationships, participating in diligence and/or negotiations for such potential transaction or is expected to provide value to the business or operations of a portfolio company post-closing; and such other factors as Blackstone Credit & Insurance deems relevant and believes to be appropriate under the circumstances. The factors listed in the foregoing sentence are neither presented in order of importance nor weighted, except that Blackstone Credit & Insurance has historically primarily relied upon the following two factors in making the determination to offer co-investment opportunities to co-investors: (i) whether the potential co-investor has demonstrated a long-term and/or continuing commitment to the potential success of the Company (including whether a potential co-investor will help establish, recognize, strengthen and/or cultivate relationships that can provide indirectly longer-term benefits to the Company or Other Clients and their respective underlying portfolio companies), other affiliated funds, and/or other co-investments, including the size of any such commitment and fee revenue or profits generated for the benefit of Blackstone Credit & Insurance or Blackstone as a result thereof and (ii) the

ability of a potential co-investor to process a co-investment decision within the required timeline of the particular transaction. Except as otherwise described herein, co-investors generally will not share Broken Deal Expenses (as defined below) with the Company and Other Clients, with the result that the Company and such Other Clients will bear all such Broken Deal Expenses, and such expenses can be significant. However, the Advisers do not intend to offer any such co-investment opportunities to shareholders in their capacity as shareholders. Blackstone Credit & Insurance may (but is not required to) establish co-investment vehicles (including dedicated or "standing" co-investment vehicles) for one or more investors (including third-party investors and investors in the Company) in order to co-invest alongside the Company in one or more future investments. The existence of these vehicles could reduce the opportunity for other shareholders to receive allocations of co-investment. In addition, the allocation of investments to Other Clients, including as described under *"Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities"* herein, may result in fewer co-investment opportunities (or reduced allocations) being made available to shareholders.

b.  *Additional Potential Conflicts of Interest with respect to Co-Investment; Strategic Relationships Involving Co-Investment.* In addition, the Advisers and/or their affiliates will in certain circumstances be incentivized to offer certain potential co-investors (including, by way of example, as a part of an overall strategic relationship with the Firm) opportunities to co-invest because the extent to which any such co-investor participates in (or is offered) co-investment opportunities can impact the amount of performance-based compensation and/or management fees or other fees paid by the co-investor. The amount of carried interest or expenses charged and/or management fees paid by the Company may be less than or exceed such amounts charged or paid by co-investment vehicles pursuant to the terms of such vehicles' partnership agreements and/or other agreements with co-investors, and such variation in the amount of fees and expenses may create an economic incentive for Blackstone or Blackstone Credit & Insurance, as applicable, to allocate a greater or lesser percentage of an investment opportunity to the Company or such co-investment vehicles or co-investors, as the case may be. In addition, other terms of existing and future co-investment vehicles may differ materially, and in some instances may be more favorable to Blackstone or Blackstone Credit & Insurance, as applicable, than the terms of the Company, and such different terms may create an incentive for Blackstone or Blackstone Credit & Insurance, as applicable, to manage such vehicles, which could result in the Company receiving a lesser percentage of an investment opportunity than if such co-investment vehicles did not exist. Such relationships will from time to time give rise to conflicts of interest, and there can be no assurance that such conflicts of interest will be resolved in favor of the Company. Accordingly, any investment opportunities that would have otherwise been offered or allocated, in whole or in part, to the Company can be reduced and made available to co-investment vehicles. Co-investments may be offered by the Advisers on such terms and conditions as the Advisers determine in their discretion on a case-by-case basis.

**Investments in Portfolio Companies Alongside Other Clients.** As a BDC regulated under the 1940 Act, the Company is subject to certain limitations relating to co-investments and joint transactions with affiliates, which will in certain circumstances limit the Company's ability to make investments or enter into other transactions alongside the Other Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Company's ability to capitalize on attractive investment opportunities.

Blackstone has received an exemptive order that permits the Company and other Regulated Funds to, among other things, co-invest with certain other persons, including other Regulated Funds, certain affiliates of Blackstone, Blackstone and certain funds managed and controlled by Blackstone and its affiliates, subject to certain terms and conditions. Pursuant to such order, we may co-invest in a negotiated deal with certain affiliates of the Advisers and Blackstone or certain funds managed and controlled by the Advisers, Blackstone and their respective affiliates, subject to certain terms and conditions.

From time to time, the Company will co-invest with Other Clients (including co-investment or other vehicles in which the Firm or its personnel invest and that co-invest with such Other Clients) or affiliates in

investments that are suitable for both the Company and such Other Clients, as permitted by applicable law (including the 1940 Act) and/or any applicable SEC-granted exemptive order. Even if the Company and any such Other Clients invest in the same securities or loans, conflicts of interest are still expected to arise. For example, it is possible that as a result of legal, tax, regulatory, accounting, political, national security or other considerations, the terms of such investment (and divestment thereof) (including with respect to price and timing) for the Company and such other funds and vehicles are not the same. Additionally, the Company and such Other Clients and/or vehicles will generally have different investment periods and/or investment objectives (including return profiles) and Blackstone Credit & Insurance, as a result, could have conflicting goals with respect to the amount, price and timing of disposition opportunities. As such, subject to applicable law and any applicable exemptive order issued by the SEC, the Company and/or such Other Clients may dispose of any such shared investment at different times on different terms and/or otherwise on a non-*pro rata* basis.

*Firm Involvement in Financing of Third-Party Dispositions by the Company*. The Company is permitted to dispose of all or a portion of an investment by way of accepting a third-party purchaser's bid where the Firm or one or more Other Clients is providing financing as part of such bid or acquisition of the investment or underlying assets thereof. This generally would include the circumstance where the Firm or one or more Other Clients is making commitments to provide financing at or prior to the time such third-party purchaser commits to purchase such investments or assets from the Company. Such involvement of the Firm or one or more Other Clients as such a provider of debt financing in connection with the potential acquisition of portfolio investments by third parties from the Company can give rise to potential or actual conflicts of interest.

*Self-Administration of the Company*. Blackstone Credit & Insurance expects to provide certain fund administration services to the Company in lieu of or in addition to engaging or relying on a third-party administrator to perform such services. The costs for providing these services are not included in the management fee under the Investment Advisory Agreement and will be paid separately by the Company. Blackstone Credit & Insurance also reserves the right to charge the Company a reduced rate for these services, or to reduce or waive such charges entirely, subject to the 1940 Act. Blackstone Credit & Insurance's ability to determine the reimbursement obligation from the Company creates a conflict of interest. Blackstone Credit & Insurance addresses this conflict by reviewing its fund administration costs to ensure that it is comparable and fair with regard to equivalent services performed by a non-affiliated third party at a rate negotiated on an arm's length basis. The Board periodically reviews the reimbursement obligation.

*Outsourcing.* Subject to applicable law and the oversight and, in certain circumstances, approval by the Board, Blackstone may outsource to third parties several of the services performed for the Company and/or its portfolio entities, including services (such as administrative, legal, accounting, tax, diligence, modeling, ongoing monitoring, preparation of internal templates and/or memos or other related services) that may be or historically have been performed in-house by Blackstone and its personnel. For certain third-party service providers, the fees, costs and expenses of such service providers will be borne by the Company, and in other circumstances, the fees, costs and expenses of such service providers will be borne by Blackstone. Certain third-party service providers and/or their employees will dedicate substantially all of their business time to the Company, Other Clients and/or their respective portfolio entities, while others will have other clients. In certain cases, third-party service providers and/or their employees may spend a significant amount of time at Blackstone offices, have dedicated office space at Blackstone, receive administrative support from Blackstone personnel or participate in meetings and events for Blackstone personnel, even though they are not Blackstone employees or affiliates. This creates a conflict of interest because Blackstone will have an incentive to outsource services to third parties due to a number of factors, including because retaining third parties will reduce Blackstone's internal overhead and compensation costs for employees who would otherwise perform such services in-house.

The involvement of third-party service providers may present a number of risks due to, among other factors, Blackstone's reduced control over the functions that are outsourced. There can be no assurances that Blackstone will be able to identify, prevent or mitigate the risks of engaging third-party service providers. The Company may suffer adverse consequences from actions, errors or failures to act by such third parties, and will have

obligations, including indemnity obligations, and limited recourse against them. Outsourcing may not occur uniformly for all Blackstone managed vehicles and accounts and the expenses borne by such vehicles and accounts will vary. Accordingly, certain costs may be incurred by (or allocated to) the Company through the use of third-party service providers that are not incurred by (or allocated to) Other Clients.

*Material, Non-Public Information*. Blackstone Credit & Insurance will come into possession of confidential information with respect to an issuer and other actual or prospective portfolio companies. Blackstone Credit & Insurance can be restricted from buying, originating or selling securities, loans, or derivatives on behalf of the Company until such time as the information becomes public or is no longer deemed material such that it would preclude the Company from participating in an investment. Disclosure of such information to the Advisers' personnel responsible for the affairs of the Company will be on a need-to-know basis only, and the Company might not be free to act upon any such information. Therefore, the Company will not always have access to confidential information in the possession of Blackstone Credit & Insurance that might be relevant to an investment decision to be made for the Company. In addition, Blackstone Credit & Insurance, in an effort to avoid buying or selling restrictions on behalf of the Company or Other Clients, can choose to forego an opportunity to receive (or elect not to receive) information that other market participants or counterparties, including those with the same positions in the issuer as the Company, are eligible to receive or have received, even if possession of such information would otherwise be advantageous to the Company.

*Break-up and Other Similar Fees*. Break-up or topping fees with respect to the Company's investments can be paid to Blackstone Credit & Insurance. Alternatively, the Company could receive the break-up or topping fees directly. Break-up or topping fees paid to Blackstone Credit & Insurance or the Company in connection with a transaction could be allocated, or not, to Other Clients or co-investment vehicles that invest (or are expected to invest) alongside the Company, as determined by Blackstone Credit & Insurance to be appropriate in the circumstances. Generally, Blackstone Credit & Insurance would not allocate break-up or topping fees with respect to a potential investment to the Company, an Other Client or co-investment vehicle unless such person would also share in Broken Deal Expenses (as defined below) related to the potential investment. With respect to fees received by Blackstone Credit & Insurance relating to the Company's investments or from unconsummated transactions, shareholders will not receive the benefit of any fees relating to the Company's investments (including, without limitation, as described above). In the case of fees for services as a director of a portfolio company, the management fee will not be reduced to the extent any Firm personnel continues to serve as a director after the Company has exited (or is in the process of exiting) the applicable portfolio company and/or following the termination of such employee's employment with the Firm. For the avoidance of doubt, although the financial advisory and restructuring business of Blackstone has been spun out, to the extent any investment banking fees, consulting (including management consulting) fees, syndication fees, capital markets syndication and advisory fees (including underwriting fees (including, without limitation, evaluation regarding value creation opportunities and sustainability risk mitigation)), origination fees, servicing fees, healthcare consulting / brokerage fees, fees relating to group purchasing, financial advisory fees and similar fees for arranging acquisitions and other major financial restructurings, loan servicing and/or other types of insurance fees, operations fees, financing fees, fees for asset services, title insurance fees, and other similar fees and annual retainers (whether in cash or in-kind) are received by Blackstone, such fees will not be required to be shared with the Company or the shareholders and will not reduce the management fee payable by the Company.

*Broken Deal Expenses*. Any expenses that may be incurred by the Company for actual investments as described herein may also be incurred by the Company with respect to broken deals (i.e., investments that are not consummated) (**"Broken Deal Expenses"**). While Blackstone Credit & Insurance expects to generally allocate broken deal expenses pro rata among Clients and/or Other Clients that were expected to participate in the transaction, unless required by law or regulation, Blackstone Credit & Insurance is not required to and, in most circumstances, will not seek reimbursement of Broken Deal Expenses (i.e., expenses incurred in pursuit of an investment that is not consummated) from third parties, including counterparties to the potential transaction or potential co-investors. Examples of such Broken Deal Expenses include, but are not limited to, reverse termination fees, extraordinary expenses such as litigation costs and judgments, meal, travel and entertainment

expenses incurred, deposits or down payments which are forfeited in connection with unconsummated transactions, costs from onboarding (i.e., KYC) investment entities with a financial institution, commitment fees that become payable in connection with a proposed investment, consulting fees and expenses (including all expenses incurred in connection with any tax audit or investigation settlement), printing and publishing expenses, costs of negotiating co-investment documentation (including non-disclosure agreements with counterparties), and legal, accounting, tax and other due diligence and pursuit costs and expenses including, for the avoidance of doubt, any consultant expenses and including in certain circumstances, broken deal expenses associated with services (including transaction support services such as identifying potential investments) provided by portfolio companies, which may include expenses incurred prior to the commencement of the Company's investment activities. Any such Broken Deal Expenses could, in the sole discretion of Blackstone Credit & Insurance, be allocated solely to the Company and not to Other Clients or co-investment vehicles that could have made the investment, even when the Other Client or co-investment vehicle commonly invests alongside the Company in its investments or the Firm or Other Clients in their investments. In such cases, the Company's shares of expenses would increase. The Advisers expect that until a potential investment of the Company is formally allocated to an Other Client (it being understood that final allocation decisions are typically made shortly prior to closing an investment), the Company is expected to bear the broken deal expenses for such investment, which may result in substantial amounts of broken deal expenses. In the event Broken Deal Expenses are allocated to an Other Client or a co-investment vehicle, Blackstone Credit & Insurance or the Company will, in certain circumstances, advance such fees and expenses without charging interest until paid by the Other Client or co-investment vehicle, as applicable.

*Other Firm Business Activities.* The Firm, Other Clients, their portfolio companies, and personnel and related parties of the foregoing will receive fees and compensation, including performance-based and other incentive fees, for products and services provided to the Company and its portfolio companies, such as fees for asset management (including, without limitation, management fees and carried interest/incentive arrangements), development and property management; portfolio operations support (such as those provided by Blackstone's Portfolio Operations Group); arranging, underwriting (including without limitation, evaluation regarding value creation opportunities and sustainability risk mitigation); syndication or refinancing of a loan or investment (or other additional fees, including acquisition fees, loan modification or restructuring fees); servicing; loan servicing; special servicing; administrative services; advisory services on purchase or sale of an asset or company; investment banking and capital markets services; placement agent services; fund administration; internal legal and tax planning services; information technology products and services; insurance procurement; brokerage; solutions and risk management services; data extraction and management products and services; fees for monitoring and oversight of loans or title insurance provided to portfolio companies or third parties; and other products and services. For example, the Firm or Other Clients may, directly or indirectly through a portfolio entity, from time to time acquire loans or other assets for the purpose of syndicating some or all the assets to the Company and/or Other Clients, and may receive syndication or other fees in connection therewith. In addition, following an exit of the Company's investment in a portfolio company, Other Clients can continue to hold interests (debt and/or equity) in such portfolio company, and Blackstone can begin to earn fees or continue to earn fees from such portfolio company for providing services to such portfolio company, including, but not limited to, capital markets advice, group purchasing and health care brokerage, insurance and other similar services, which in each case will not offset or reduce the management fees applicable to the Company. Conflicts of interest are expected to arise as a result. Such parties will also provide products and services for fees to the Firm, Other Clients and their portfolio companies, and their personnel and related parties, as well as third parties. Through its innovations group, Blackstone incubates (or otherwise invests in) businesses that are expected to provide goods and services to the Company (subject to the requirements of the 1940 Act and applicable guidance) and Other Clients and their portfolio companies, as well as other Firm-related parties and third parties. By contracting for a product or service from a business related to the Firm, the Company and its portfolio companies would provide not only current income to the business and its stakeholders, but could also create significant enterprise value in them, which would not be shared with the Company or shareholders and could benefit the Firm directly and indirectly. Also, the Firm, Other Clients and their portfolio companies, and their personnel and related parties may receive compensation or other benefits, such as through additional ownership

interests or otherwise, directly related to the consumption of products and services by the Company and its portfolio companies. The Company and its portfolio companies will incur expenses in negotiating for any such fees and services, which will be treated as Fund Expenses. In addition, the Firm may receive fees associated with capital invested by co-investors relating to investments in which the Company participates or otherwise, in connection with a joint venture in which the Company participates (subject to the 1940 Act) or otherwise with respect to assets or other interests retained by a seller or other commercial counterparty with respect to which the Firm performs services. Finally, the Firm and its personnel and related parties will, in certain circumstances, also receive compensation in connection with origination activities, referrals and other related activities of such business, and unconsummated transactions.

The Company will, as determined by Blackstone Credit & Insurance and as permitted by the governing fund documents, bear the cost of fund administration, compliance and accounting (including, without limitation, maintaining financial records, filing of the Company's tax returns, overseeing the calculation of the Company's NAV, compliance monitoring (including diligence and oversight of the Company's other service providers), preparing reports to the Company's shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of the Board, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others, providing office space, equipment and office services), in house legal, tax planning and other related services provided by Firm personnel and related parties to the Company and its portfolio companies, including the allocation of their compensation and related overhead otherwise payable by the Firm, or pay for their services at market rates, as discussed above in *"Self-Administration of the Company."* Such allocations or charges can be based on any of the following methodologies: (i) requiring personnel to periodically record or allocate their historical time spent with respect to the Company or the Firm approximating the proportion of certain personnel's time spent with respect to the Company, and in each case allocating their compensation (including, without limitation, salary, bonus and benefits) and allocable overhead based on time spent, or charging their time spent at market rates, (ii) the assessment of an overall dollar amount (based on a fixed fee or percentage of assets under management) that the Firm believes represents a fair recoupment of expenses and a market rate for such services or (iii) any other similar methodology determined by the Firm to be appropriate under the circumstances. Certain Firm personnel will provide services to few, or only one, of the Company and Other Clients, in which case the Firm could rely upon rough approximations of time spent by the employee for purposes of allocating the salary and overhead of the person if the market rate for services is clearly higher than allocable salary and overhead. However, any methodology (including the choice thereof) involves inherent conflicts and may result in incurrence of greater expenses by the Company and its portfolio companies than would be the case if such services were provided by third parties.

Blackstone Credit & Insurance, Other Clients and their portfolio companies, and their affiliates, personnel and related parties could continue to receive fees, including performance-based or incentive fees, for the services described in the preceding paragraphs with respect to investments sold by the Company or a portfolio company to a third-party buyer after the sale is consummated. Such post-disposition involvement will give rise to potential or actual conflicts of interest, particularly in the sale process. Moreover, Blackstone Credit & Insurance, Other Clients and their portfolio companies, and their affiliates, personnel and related parties could acquire a stake in the relevant asset as part of the overall service relationship, at the time of the sale or thereafter.

Blackstone Credit & Insurance does not have any obligation to ensure that fees for products and services contracted by the Company or its portfolio companies are at market rates unless the counterparty is considered an affiliate of the Firm and given the breadth of the Firm's investments and activities Blackstone Credit & Insurance may not be aware of every commercial arrangement between the Company and its portfolio companies, on the one hand, and the Firm, Other Clients and their portfolio companies, and personnel and related parties of the foregoing, on the other hand.

Except as set forth above, the Company and shareholders will not receive the benefit (e.g., through a reduction to the management fee or otherwise) of any fees or other compensation or benefit received by

Blackstone Credit & Insurance, its affiliates or their personnel and related parties. (See also *"—Service Providers, Vendors and Other Counterparties Generally"* and *"—Other Firm Business Activities"*).

*Securities and Lending Activities.* Blackstone, its affiliates and their related parties and personnel will from time to time participate in underwriting or lending syndicates with respect to current or potential portfolio companies, or will otherwise act as arrangers of financing, including with respect to the public offering and/or private placement of debt or equity securities issued by, or loan proceeds borrowed by the Company and its portfolio companies, or otherwise in arranging financing (including loans) for such portfolio companies or advise on such transactions. Such underwritings or engagements can be on a firm commitment basis or can be on an uncommitted "best efforts" basis, and the underwriting or financing parties are under no duty to provide any commitment unless specifically set forth in the relevant contract. Blackstone may also provide placement or other similar services to purchasers or sellers of securities, including loans or instruments issued by portfolio companies. There could also be circumstances in which the Company commits to purchase any portion of such issuance from the portfolio company that a Blackstone broker-dealer intends to syndicate to third parties. As a result thereof, subject to the limitations of the 1940 Act, Blackstone may be permitted to receive commissions or other compensation, thereby creating a potential conflict of interest. This could include, by way of example, fees and/or commissions for equity syndications to co-investment vehicles. In certain cases, subject to the limitations of the 1940 Act, a Blackstone broker-dealer will, from time to time, act as the managing underwriter, or a member of the underwriting syndicate or broker for the Company or its portfolio companies, or as dealer, broker or advisor to a counterparty to the Company or a portfolio company, and purchase securities from or sell securities to the Company, Other Clients or portfolio companies of the Company or Other Clients or advise on such transactions. Blackstone expects to also, on behalf of the Company or other parties to a transaction involving the Company or its portfolio companies, effect transactions, including transactions in the secondary markets that result in commissions or other compensation paid to Blackstone by the Company or its portfolio companies or the counterparty to the transaction, thereby creating a potential conflict of interest. This could include, by way of example, fees and/or commissions for equity syndications to co-investment vehicles. Subject to applicable law, Blackstone expects to receive underwriting fees, discounts, placement commissions, loan modification or restructuring fees, servicing fees, capital markets advisory fees, lending arrangement fees, asset/property management fees, insurance (including title insurance) incentive fees and consulting fees, monitoring fees, commitment fees, syndication fees, origination fees, organizational fees, operational fees, loan servicing fees, and financing and divestment fees (or, in each case, rebates in lieu of any such fees, whether in the form of purchase price discounts or otherwise, even in cases where Blackstone, an Other Client or its portfolio companies are purchasing debt) or other compensation with respect to the foregoing activities, which are not required to be shared with the Company. In addition, the management fee with respect to a shareholder generally will not be reduced by such amounts. Therefore, Blackstone will from time to time have a potential conflict of interest regarding the Company and the other parties to those transactions to the extent it receives commissions, discounts or other compensation from such other parties. Subject to applicable law, including the conditions of the co-investment exemptive order, origination fees paid to Blackstone in connection with a transaction could be allocated, or not, to Other Clients or co-investment vehicles that invest (or are expected to invest) alongside the Company. The Board, in its sole discretion, will approve any transactions, subject to the limitations of the 1940 Act, in which a Blackstone broker-dealer acts as an underwriter, as broker for the Company, or as dealer, broker or advisor, on the other side of a transaction with the Company only where the Board believes in good faith that such transactions are appropriate for the Company and, by investing into the Common Shares in the Company, a shareholder consents to all such transactions, along with the other transactions involving conflicts of interest described herein, to the fullest extent permitted by law; provided that such consent waiver shall not be construed as a waiver of the shareholder's rights under federal securities laws or a consent to a violation of federal securities laws.

When Blackstone serves as underwriter with respect to securities of the Company or its portfolio companies, the Company and such portfolio companies could from time to time be subject to a "lock-up" period following the offering under applicable regulations during which time the Company or portfolio company would be unable to sell any securities subject to the "lock-up." This could prejudice the ability of the Company and its portfolio

companies to dispose of such securities at an opportune time. In addition, Blackstone Securities Partners L.P. can serve as underwriter in connection with the sale of securities by the Company or its portfolio companies. Conflicts would be expected to arise because such engagement would result in Blackstone Securities Partners L.P. receiving selling commissions or other compensation in connection with such sale. (See also *"—Portfolio Company Relationships Generally"* below).

Blackstone and Blackstone Credit & Insurance employees are generally permitted to invest in alternative investment funds, real estate funds, hedge funds or other investment vehicles, including potential competitors of the Company. The Company will not receive any benefit from any such investments.

*PJT.* On October 1, 2015, Blackstone spun off its financial and strategic advisory services, restructuring and reorganization advisory services, and its Park Hill Group fund placement businesses and combined these businesses with PJT Partners Inc. (**"PJT"**), an independent financial advisory firm founded by Paul J. Taubman. While PJT operates independently from Blackstone and is not an affiliate thereof, it is expected that there will be substantial overlapping ownership between Blackstone and PJT for a considerable period of time going forward. Therefore, conflicts of interest will arise in connection with transactions between or involving the Company and its portfolio companies, on the one hand, and PJT, on the other. The pre-existing relationship between Blackstone and its former personnel, the overlapping ownership and co-investment and other continuing arrangements between PJT and Blackstone can be expected to influence Blackstone Credit & Insurance to select or recommend PJT to perform services for the Company or its portfolio companies, the cost of which will generally be borne directly or indirectly by the Company and its shareholders. Given that PJT is no longer an affiliate of Blackstone, Blackstone and its affiliates are able to cause the Company and portfolio companies to transact with PJT generally without restriction under the applicable governing documents, notwithstanding the relationship between Blackstone and PJT. In addition, one or more investment vehicles controlled by Blackstone could be established to facilitate participation in Blackstone's side-by-side investment program by employees and/or partners of PJT.

*Portfolio Company Relationships Generally.* The Company's portfolio companies, including special purpose vehicles that might be formed in connection with investments, are expected to be counterparties to or participants in agreements, transactions or other arrangements with the Company, Other Clients, and/or portfolio companies of the Company and Other Clients or other Blackstone affiliates and/or any portfolio companies of the foregoing for the provision of goods and services, purchase and sale of assets and other matters (including information-sharing and/or consulting and employment relationships). For example, from time to time, certain portfolio companies of the Company or Other Clients will provide or recommend goods or services to Blackstone, the Company, Other Clients, or other portfolio companies of the Company or Other Clients will similarly acquire or form one or more portfolio companies that will originate and sell loans or other assets to Blackstone, Other Clients and/or portfolio companies of Other Clients. As another example, it can also be expected that the management of one or more portfolio companies will consult with one another (or with one or more portfolio companies of an Other Client) in respect of seeking its expertise, industry view, or otherwise on a particular topic including but not limited to an asset and/or the purchase and /or sale thereof. Moreover, the Company and/or an Other Client can consult with a portfolio company or a portfolio company of an Other Client as part of the investment diligence for a potential investment by the Company or such Other Client. As a result of, or as part of such interactions or otherwise, personnel at one portfolio company will in certain cases transfer to or become employed by another portfolio company (including, for purposes of this disclosure, a portfolio company of an Other Client), the Company, Blackstone or their respective affiliates. Further, personnel of Blackstone Credit & Insurance, Blackstone or their respective affiliates will transfer to or become employed by a portfolio company (together with personnel departing a portfolio company for employment at Blackstone, Blackstone Credit & Insurance, their affiliates or another portfolio company, **"Transferring Personnel"**). Any such transfer may result in payments by the entity that such personnel is going to, to the entity such personnel is departing from. Although the Firm might determine that such agreements, transactions or other arrangements are consistent with the requirements of such Other Clients' offering and/or governing agreements, it is possible that such agreements, transactions or other arrangements might not have otherwise been entered into but for the

affiliation with Blackstone Credit & Insurance and/or Blackstone. The compensation earned and subsequently paid to such personnel may include arrangements designed to make such person whole for unvested equity or carried interest attributable to such personnel's entity of origin that was forfeited in connection with their departure therefrom. Transferring Personnel agreements, transactions and other arrangements present a conflict of interest in that they will involve the payment of fees and other amounts, some of which compensation may be paid in connection with unvested equity in Blackstone, an Other Client, or a portfolio company (which may be in the form of public stock, limited partnership interests or otherwise), none of which will result in any offset to the management fees and are not otherwise shared with the Company, notwithstanding that some of the services provided by a portfolio company are similar in nature to the services provided by Blackstone Credit & Insurance. There can be no assurance that the terms of any such agreement, transaction or other arrangement will be as favorable to a portfolio company or the Company as otherwise would be the case if the counterparty for the transfer were not related to Blackstone. As Transferring Personnel are expected to comprise individuals who are currently compensated by Blackstone and whose associated costs (e.g., overhead) are not directly or indirectly borne by the Company or Other Clients, Blackstone Credit & Insurance has a conflict of interest in determining to arrange a transfer or employment arrangement for such Transferring Personnel such that their compensation and associated costs will be borne by portfolio companies of the Company or Other Clients instead of by Blackstone, Blackstone Credit & Insurance or their respective affiliates, and to facilitate the transfer of such Transferring Personnel rather than engage in the retention or full-time hiring of third-party candidates for such roles at portfolio companies, Blackstone, Blackstone Credit & Insurance or their affiliates. These conflicts of interest will not necessarily be resolved in favor of the Company.

Furthermore, any such transfer or change in employment by Transferring Personnel will involve employees of different levels of experience, functional expertise and seniority (including, for avoidance of doubt, senior managing directors at Blackstone and members of the management team at the portfolio company), and in certain instances is expected to be conducted on a programmatic basis involving a designated number of Transferring Personnel across one or a range of identified portfolio companies. Where Transferring Personnel are departing from a portfolio company, Blackstone, Blackstone Credit & Insurance or their affiliates, it is not expected in all instances that such entity will hire new personnel, or transfer existing personnel, to fill such Transferring Personnel's prior role, and in certain cases the roles intended to be occupied by Transferring Personnel will be roles newly created for such Transferring Personnel. Moreover, the respective roles of the Transferring Personnel at the entities involved in such transfer could be substantially similar and involve functional responsibilities and activities (including as between Blackstone, Blackstone Credit & Insurance or their affiliates on the one hand, and portfolio companies of the Company or an Other Client on the other hand) that do not materially differ. While in certain cases a dedicated search could be conducted by Blackstone or a portfolio company for the employment position that the Transferring Personnel will fill, a search is not required or expected to be performed in most instances.

Any such transfer will result in costs being transferred from the entity where such Transferring Personnel originated to the entity where such Transferring Personnel is going. The compensation earned and subsequently paid to such Transferring Personnel will in certain cases include arrangements designed to address Transferring Personnel's pre-existing compensation interests, including unvested equity or carried interest attributable to such Transferring Personnel's entity of origin (including but not limited to Blackstone, Blackstone Credit & Insurance or their affiliates) that was forfeited in connection with their departure therefrom, which is expected for certain Transferring Personnel to be material. For example, if a Blackstone employee transfers to or becomes employed by a portfolio company, such portfolio company could provide the Transferring Personnel equity of the portfolio company or other similar incentive or cash compensation to the Transferring Personnel to compensate them for the unvested equity or carried interest they are forfeiting as a result of the transfer. This will result in additional costs to the portfolio company that otherwise would have been borne by Blackstone or Blackstone Credit & Insurance. While in some cases benchmarking, verification or other analysis could be conducted in respect of the compensation package being offered to the Transferring Personnel (including any unvested equity or carried interest compensation), there is no requirement that benchmarking, verification or other analysis be conducted, and in some instances the compensation package could be above market rate and/or not verifiable.

Blackstone and/or Blackstone Credit & Insurance reserves the right to cause, or offer the opportunity to, portfolio companies to enter into agreements regarding benefits management, purchase of title and other insurance policies (which can be expected to include brokerage or placement thereof), and generally will be pooled across portfolio companies and discounted due to scale, including through sharing of deductibles and other forms of shared risk retention from a third party or an affiliate of Blackstone Credit & Insurance/or Blackstone, and other operational, administrative or management related matters from a third party or a Firm affiliate, and other similar operational initiatives that can result in commissions or similar payments, including related to a portion of the savings achieved by the portfolio company. Such agreements, transactions or other arrangements will generally be entered into without the consent or direct involvement of the Company and/or such Other Client or the consent of the Board and/or the shareholders of the Company or such Other Client (including, without limitation, in the case of minority and/or non-controlling investments by the Company in such portfolio companies or the sale of assets from one portfolio company to another) and/or such Other Client. In any such case, the Company might not be involved in the negotiation process, and there can be no assurance that the terms of any such agreement, transaction or other arrangement will be as favorable to a portfolio company or the Company as otherwise would be the case if the counterparty were not related to the Firm.

In addition, it is possible that certain portfolio companies of Other Clients or companies in which Other Clients have an interest will compete with the Company for one or more investment opportunities. It is also possible that certain portfolio companies of Other Clients will engage in activities that will have adverse consequences on the Company and/or its portfolio companies. As an example of the latter, the laws and regulations of certain jurisdictions (e.g., bankruptcy, environmental, consumer protection and/or labor laws) would not recognize the segregation of assets and liabilities as between separate entities and could permit recourse against the assets of not just the entity that has incurred the liabilities, but also the other entities that are under common control with, or part of the same economic group as, such entity. In such circumstances, the assets of the Company and/or its portfolio companies potentially will be used to satisfy the obligations or liabilities of one or more Other Clients, their portfolio companies and/or affiliates.

In addition, a portfolio company of the Company will from time to time enter into agreements, transactions or other arrangements with another portfolio company of the Company or one or more portfolio companies of an Other Client (including the sale of assets between such portfolio companies). This may give rise to actual or potential conflicts of interest for Blackstone Credit & Insurance, the Company, the Other Clients and/or their respective affiliates, as such agreements, transactions or arrangements may be more favorable for one portfolio company than another, thus benefitting the Company or Other Client at the expense of the other. Such agreements, transactions or other arrangements may be entered into without the consent or direct involvement of the Company (including the investors therein) and/or such Other Client (or the consent of the limited partner advisory committee and/or the limited partners of such Other Client) (and may arise in particular in circumstances where the Company and/or such Other Client has made a non-controlling investment in the underlying portfolio company). In any such case, the Company may not be involved in the negotiation process and the terms of any such agreement, transaction or other arrangement may not be as favorable to the Company as otherwise may be the case if the Company were involved.

Certain portfolio companies have established or invested in, or can be expected to in the future establish or invest in, vehicles that are managed exclusively by the portfolio company (and not the Company or the Firm or any of its affiliates) and that invest in asset classes or industry sectors (such as cyber security) that fall within the Company's investment strategy. Such vehicles, which would not be considered affiliates of the Firm and would not be subject to the Firm's policies and procedures, have the potential to compete with the Company for investment opportunities. In addition, Blackstone and its affiliates and portfolio companies will also establish other investment products, vehicles and platforms focusing on specific asset classes or industry sectors (such as reinsurance) that fall within the Company's investment strategy, which would possibly compete with Other Clients for investment opportunities. Such arrangements would give rise to conflicts of interest that would not necessarily be resolved in favor of the Company. In addition, the Company reserves the right to hold non-controlling interests in certain portfolio companies and, as a result, such portfolio companies could engage in

activities outside of the Company's control that would have adverse consequences on the Company and/or its other portfolio companies.

Blackstone has also entered into certain investment management arrangements whereby it provides investment management services for compensation to insurance companies including (i) FGL and certain of its affiliates, (ii) Everlake and certain of its affiliates, (iii) certain subsidiaries of Corebridge and (iv) certain subsidiaries of Resolution Life. As of the date hereof, Blackstone owns a minority equity interest in the parent company of Everlake and Blackstone Clients own the remaining equity interests in the parent company of Everlake, and Blackstone owns a minority equity interest in the parent company of Corebridge. The foregoing insurance company investment management arrangements will involve investments by such insurance company clients across a variety of asset classes (including investments that would otherwise be appropriate for the Company). As a result, in addition to the compensation Blackstone receives for providing investment management services to insurance companies in which Blackstone or an Other Client owns an interest, in certain instances Blackstone receives additional compensation in its capacity as an indirect owner of such insurance companies and/or Other Clients. In the future Blackstone will likely enter into similar arrangements with other portfolio companies of the Company, Other Clients or other insurance companies. Such arrangements have the potential to reduce the allocations of investments to the Company, and Blackstone could be incentivized to allocate investments away from the Company to such insurance company client under such investment management arrangements or other vehicles/accounts to the extent the economic arrangements related thereto are more favorable to Blackstone relative to the terms of the Company.

Further, portfolio companies with respect to which the Firm can elect members of the board of directors or a managing member could, as a result, subject the Company and/or such directors or managing member to fiduciary obligations to make decisions that they believe to be in the best interests of any such portfolio company. Although in most cases the interests of the Company and any such portfolio company will be aligned, this will not always be the case. This has the potential to create conflicts of interest between the relevant director's or managing member's obligations to any such portfolio company and its stakeholders, on the one hand, and the interests of the Company, on the other hand. Although Blackstone Credit & Insurance will generally seek to minimize the impact of any such conflicts, there can be no assurance they will be resolved favorably for the Company. For instance, such positions could impair the ability of the Company to sell the securities of an issuer in the event a director receives material non- public information by virtue of their role, which would have an adverse effect on the Company. Furthermore, an employee of Blackstone serving as a director to a portfolio company owes a fiduciary duty and/or other obligations to the portfolio company, on the one hand, and the Company, on the other hand, and such employee could be in a position where they must make a decision that is either not in the best interest of the Company, or is not in the best interest of the portfolio company. Blackstone personnel serving as directors can make decisions for a portfolio company that negatively impact returns received by the Company as an investor in the portfolio company. In addition, to the extent an employee serves as a director on the board of more than one portfolio company, such employees' fiduciary duties among the two portfolio companies can be expected to create a conflict of interest. In general, the Advisers and Blackstone personnel will be entitled to indemnification from the Company.

***Portfolio Company Service Providers and Vendors.*** Subject to applicable law, the Company, Other Clients, portfolio companies of each of the foregoing and Blackstone Credit & Insurance can be expected to engage portfolio companies of the Company and Other Clients to provide some or all of the following services: (a) corporate support services (including, without limitation, accounts payable, accounts receivable, accounting/ audit (e.g., valuation support services), account management (e.g., treasury, customer due diligence), insurance, procurement, placement, brokerage and consulting services, cash management and monitoring consolidation, accounts receivable financing, corporate secretarial and executive assistant services, domiciliation, data services, directorship services, finance/budgeting and forecasting, financing management, human resources (e.g., the onboarding and ongoing development of personnel), communication, public relations and publicity, information technology and software systems support, corporate governance and entity management (e.g., liquidation, dissolution and/or otherwise end of term services), risk management and compliance, internal compliance, know-

your-client reviews and refreshes, judicial processes, legal, environmental due diligence support (e.g., review of property condition reports, energy consumption), climate accounting services, sustainability program management services, engineering services, services related to the sourcing, development and implementation of renewable energy, sustainability data collection and reporting services, capital planning services, operational coordination (i.e., coordination with joint venture partners, property managers), risk management, reporting (such as tax reporting, debt reporting or other reporting), tax and treasury, tax analysis and compliance (e.g., CIT and VAT compliance), transfer pricing and internal risk control, treasury and valuation services) and other services; (b) loan services (including, without limitation, monitoring, restructuring and work-out of performing, sub-performing and nonperforming loans, administrative services, and cash management), lender relationship management (i.e., coordinating with lender on any ongoing obligations under any relevant borrowing, indebtedness or other credit support (including any required consultation with or reporting to such lender) and whole loan servicing oversight (e.g., collateral management, due diligence and servicing oversight)); (c) management services (i.e., management by a portfolio company, Blackstone affiliate or third party (e.g., a third-party manager or operating partner) of operational services); (d) operational services (i.e., general management of day to day operations), including, without limitation, personnel, construction management (such as management of general contractors on capital projects), leasing services (such as leasing strategy, management of third-party brokers, negotiation of major leases and negotiation of leases), project management (such as management of development projects, project design and execution, vendor management, and turnkey services); (e) risk management (tax and treasury); (f) transaction support services (including, without limitation, acquisition support; customer due diligence and related onboarding; liquidation; reporting; managing relationships with brokers, banks and other potential sources of investments, identifying potential investments, coordinating with investors, assembling relevant information, conducting financial and market analyses and modelling, coordinating closing/post-closing procedures for acquisitions, dispositions and other transactions, coordinating design and development works (such as recommending and implementing design decisions); and providing diligence and negotiation support to acquire the same; coordinating with investors; assembling relevant information, conducting financial and market analysis and modeling; coordinating closing/post-closing procedures for acquisitions, dispositions and other transactions; marketing and distribution, overseeing brokers, lawyers, accountants and other advisors, working with consultants and third parties to pursue entitlements; providing in-house legal, sustainability and accounting services, assisting with due diligence, preparation of project feasibilities, site visits, transaction consulting and specification of technical analysis and review of (i) design and structural work, (ii) certifications, (iii) operations and maintenance manuals and (iv) statutory documents); (g) insurance procurement, placement, brokerage and consulting services; and (h) other services. Similarly, Blackstone Credit & Insurance, Other Clients and their portfolio companies can be expected to engage portfolio companies of the Company to provide some or all of these services. Some of the services performed by portfolio company service providers could also be performed by Blackstone Credit & Insurance and vice versa. Fees paid by the Company or its portfolio companies to or value created by other portfolio company service providers do not reduce the management fee payable by the Company and are not otherwise shared with the Company. In certain circumstances, Blackstone can be expected to play a substantial role in overseeing the personnel of portfolio company service providers that provide services to the Company, Other Clients and/or their portfolio companies on an ongoing basis, including with respect to the selection, hiring, retention and compensation of such personnel. Such personnel or relevant portfolio company could be compensated with a salary and equity incentive plan, including a portion of profits derived from the Company or a portfolio company or asset of the Company, or other long term incentive plans, and the total compensation package is likely to differ from portfolio company to portfolio company, even where such portfolio companies service the same or similar pools of assets held by the Company, Other Clients and/or Blackstone, which may influence decisions by such personnel with respect to allocation of time and/or opportunities to the assets held by the Company and, in certain circumstances, encourage such personnel or portfolio company to focus on assets or pools of assets they view as providing superior compensation and present a potential conflict of interest. In addition, Blackstone has multiple business lines, which may result in competition with a portfolio company for high performing executive talent and presents actual and potential conflicts of interest. For example, Blackstone may "poach" a portfolio company executive, or such executive may interview with Blackstone during the applicable contractual period with respect to such person's existing position and later be hired by Blackstone after such period. A portfolio

company may want to retain such executives or other employees, and regardless, Blackstone is under no obligation to avoid interviewing or hiring such employees. For example, Blackstone may establish a team of personnel to provide support services exclusively to the Company and Other Clients and their portfolio companies (and/or other investment funds or accounts managed or controlled by Blackstone).

Portfolio companies of the Company and Other Clients some of which can be expected to provide services to the Company and its portfolio companies include, without limitation, the following, and could include additional portfolio companies that might be formed or acquired in the future:

**BTIG.** BTIG, LLC (**"BTIG"**) is a global financial services firm in which certain Blackstone entities own a strategic minority investment. BTIG provides institutional trading, investment banking, research and related brokerage services.

**Ontra (f.k.a. InCloudCounsel).** Ontra is a portfolio company of certain Other Clients that provides a contract automation and intelligence platform that utilizes artificial intelligence and a network of attorneys to support processing of routine contracts and tracking of obligations in complex agreements.

**Sphera.** Sphera is a portfolio company of certain Other Clients that provides environmental, health and safety and sustainability software services and data.

**ASK Investment Management ("ASK")**. ASK is a portfolio company of certain Other Clients that provides investment management services.

**Optiv.** Optiv Security, Inc. is a portfolio company held by certain Blackstone private equity funds that provides a full slate of information security services and solutions.

**PSAV.** PSAV, Inc. is a portfolio company held by certain Blackstone private equity funds that provides outsourced audiovisual services and event production.

**Kryalos.** Blackstone through one or more of its funds has made a minority investment in Kryalos, an operating partner in certain real estate investments made by Other Clients.

**Peridot Financial Services** (**"Peridot"**) **and Global Supply Chain Finance** (**"GSCF"**)**.** Peridot and GSCF are portfolio companies of certain Other Clients that provide supply chain financing and accounts receivable services globally.

**RE Tech Advisors ("RE Tech").** Blackstone through one or more of its funds has made a majority investment in RE Tech, an energy audit/consulting firm that identifies and implements energy efficiency programs, calculates return on investment and tracks performance post-completion.

**Legence (f.k.a. Therma Holdings) ("Legence").** Legence is a portfolio company held by certain Blackstone private equity funds that provides carbon reduction and energy management services.

**Revantage.** Revantage is a portfolio entity of certain Blackstone Clients that provides corporate support services (e.g., accounting, legal, tax, treasury, information technology and human resources and insurance procurement), construction and project management services, leasing services, property management services, transaction support services and management services.

**Binomial.** Binomial is a portfolio company of certain Other Clients that provides corporate support services.

The Company may invest in affiliated registered investment companies and/or business development companies that may engage affiliated portfolio company service providers and vendors implicating similar risks as those described herein.

There may be instances where current and former employees of Other Clients' portfolio companies are seconded to or temporarily hired by the Company's portfolio companies or, at times, the Company's investments directly. Such secondments or temporary hiring of current and former employees of Other Clients' portfolio companies by the Company's portfolio companies (or its investments) may result in a potential conflict of interest between the Company's portfolio companies and those of such Other Clients. The costs of such employees are expected to be borne by the Company or its relevant portfolio companies, as applicable, and the fees paid by the Company or such portfolio companies to, other portfolio company service providers or vendors do not offset or reduce the management fee.

The Company and its portfolio companies will compensate one or more of these service providers and vendors owned by the Company or Other Clients, including through incentive based compensation payable to their management teams and other related parties. Some of these service providers and vendors owned or controlled by the Company or Other Clients may charge the Company and its portfolio companies for goods and services at rates generally consistent with those available in the market for similar goods and services. The discussion regarding the determination of market rates under *"—Firm Affiliated Service Providers"* herein applies equally in respect of the fees and expenses of the portfolio company service providers, if charged at rates generally consistent with those available in the market. Other service providers and vendors owned and/or controlled by the Company or Other Clients pass through expenses on a cost reimbursement, no-profit or break-even basis, in which case the service provider allocates costs and expenses directly associated with work performed for the benefit of the Company and its portfolio companies to them, along with any related tax costs and an allocation of the service provider's overhead, including any of the following: salaries, wages, benefits and travel expenses; marketing and advertising fees and expenses; legal, compliance, accounting and other professional fees and disbursements; office space, furniture and fixture and equipment; insurance premiums; technology expenditures (including hardware and software costs, and servicing costs and upgrades related thereto); costs to engage recruitment firms to hire employees; diligence expenses; one-time costs, including costs related to building-out, expanding and winding-down a portfolio company; costs that are of a limited duration or non-recurring (such as start-up or technology build-up costs, one-time technology and systems implementation costs, employee on-boarding and severance payments, and readiness of initial public offerings and other infrastructure costs); taxes; and/or liabilities determined by Blackstone based on applicable margin tax rates and other operating, establishment, expansion and capital expenditures (including financing and interest thereon). Any of the foregoing costs, although allocated in a particular period, will, in certain circumstances, relate to activities occurring outside the period (including in prior periods, such as where any such costs are amortized over an extended period), and further will, in certain circumstances, be of a general and administrative nature that is not specifically related to particular services, and therefore the Company could pay more than its *pro rata* portion of fees for services. In addition, in certain circumstances, Blackstone also relies on the management team of a portfolio company with respect to the determination of costs and expenses and allocation thereof and does not oversee or participate in such determinations or allocations. Moreover, to the extent a portfolio company uses an allocated cost model with respect to fees, costs and expenses, such fees, costs and expenses are typically estimated and/or accrued quarterly (or on another regular periodic basis) but not finalized until year-end and as a result, such year-end true-up is subject to fluctuation and increases such that for a given year, the year-end cumulative amount with respect to fees, costs and expenses may be greater than the sum of the quarterly estimates (or other periodic estimates where applicable) and/or accruals and therefore the Company could bear more fees, costs and expenses at year-end than had been anticipated throughout the year. The allocation of overhead among the entities and assets to which services are provided can be expected to be based on any of a number of different methodologies, including, without limitation, "cost" basis as described above, "time-allocation" basis, "per unit" basis, "per square footage" basis or "fixed percentage" basis, and the particular methodology used to allocate such overhead among the entities and assets to which services are provided are expected to vary depending on the types of services provided and the applicable asset class involved, and could, in certain circumstances, change from one period to another. There can be no assurance that a different manner of allocation would result in the Company and its portfolio companies bearing less or more costs and expenses. In addition, a portfolio company that uses a "cost" basis methodology may, in certain circumstances, change its allocation methodology, for example, to charging a flat fee for a particular service or instance (or vice versa) or

to another methodology described herein or otherwise, and such changes may increase or reduce the amounts received by such portfolio companies for the same services, and shareholders will not necessarily be entitled to receive notice or disclosure of such changes in allocation methodology. In certain instances, particularly where such service providers and vendors are located in Europe or Asia, such service providers and vendors will charge the Company and its portfolio companies for goods and services at cost plus a percentage of cost for transfer pricing or other tax, legal, regulatory, accounting or other reasons or even decide to amortize any costs or expenses to address accounting or operational considerations. Further, the Company and its portfolio companies may compensate one or more of these service providers and vendors owned by the Company or Other Clients through incentive-based compensation payable to their management teams and other related parties. Blackstone Credit & Insurance will not always perform or obtain benchmarking analysis or third-party verification of expenses with respect to services provided on a cost reimbursement, no profit or break even basis, or in respect of incentive-based compensation. There can be no assurances that amounts charged by portfolio company service providers that are not controlled by the Company or Other Clients will be consistent with market rates or that any benchmarking, verification or other analysis will be performed with respect to such charges. If benchmarking is performed, the related expenses will be borne by the Company, Other Clients and their respective portfolio companies and will not reduce the management fee. A portfolio company service provider will, in certain circumstances, subcontract certain of its responsibilities to other portfolio companies. In such circumstances, the relevant subcontractor could invoice the portfolio company for fees (or in the case of a cost reimbursement arrangement, for allocable costs and expenses) in respect of the services provided by the subcontractor. The portfolio company, if charging on a cost reimbursement, no-profit or break-even basis, would in turn allocate those costs and expenses as it allocates other fees and expenses as described above. Similarly, Other Clients, their portfolio companies and Blackstone Credit & Insurance can be expected to engage portfolio companies of the Company to provide services, and these portfolio companies will generally charge for services in the same manner described above, but the Company and its portfolio companies generally will not be reimbursed for any costs (such as start-up costs or technology build-up costs) relating to such portfolio companies incurred prior to such engagement. Some of the services performed by these service providers could also be performed by Blackstone Credit & Insurance from time to time and vice versa. Fees paid by the Company or its portfolio companies to these service providers do not offset or reduce the management fees payable to the Adviser.

Where compensation paid to an affiliated service provider from the Company or its portfolio company is based on market rates, such compensation will not be based on the cost incurred by the applicable service provider and therefore will likely result in a profit to such service provider. In the event the service provider is an affiliate of Blackstone Credit & Insurance, Blackstone Credit & Insurance experiences a conflict of interest in determining the terms of any such engagement. There can be no assurance that an unaffiliated third party would not charge a lesser rate.

*Service Providers, Vendors and Other Counterparties Generally*. Certain third-party advisors and other service providers and vendors or their affiliates to the Company and its portfolio companies (including accountants, administrators, paying agents, depositories, lenders, bankers, brokers, attorneys, consultants, title agents and investment or commercial banking firms) are owned by the Firm, the Company or Other Clients or provide goods or services to, or have other business, personal, financial or other relationships with, the Firm, the Other Clients and their respective portfolio companies and affiliates and personnel. Such advisors and service providers referred to above could be investors in the Company, affiliates of the Advisers, sources of financing and investment opportunities or co-investors or commercial counterparties or entities in which the Firm and/or Other Clients have an investment, and payments by the Company and/or such entities can be expected to indirectly benefit the Firm, the Other Clients and their respective portfolio companies or any affiliates or personnel. Also, advisors, lenders, investors, commercial counterparties, vendors and service providers (including any of their affiliates or personnel) to the Company and its portfolio companies could have other commercial or personal relationships with the Firm, Other Clients and their respective portfolio companies, or any affiliates, personnel or family members of personnel of the foregoing. Although the Firm selects service providers and vendors it believes are most appropriate in the circumstances based on its knowledge of such service providers and vendors (which knowledge is generally greater in the case of service providers and vendors

that have other relationships to the Firm), the relationship of service providers and vendors to the Firm as described above will influence the Firm in deciding whether to select, recommend or form such an advisor or service provider to perform services for the Company, subject to applicable law, or a portfolio company, the cost of which will generally be borne directly or indirectly by the Company and can be expected to incentivize the Firm to engage such service provider over a third party, utilize the services of such service providers and vendors more frequently than would be the case absent the conflict, or to pay such service providers and vendors higher fees or commissions, resulting in higher fees and expenses being borne by the Company, than would be the case absent the conflict. The incentive could be created by current income and/or the generation of enterprise value in a service provider or vendor; the Firm can be expected to also have an incentive to invest in or create service providers and vendors to realize on these opportunities.

The Firm has a practice of not entering into any arrangements with advisors, vendors or service providers that provide lower rates or discounts to the Firm itself compared to those it enters into on behalf of the Company and its portfolio companies for the same services. However, legal fees for unconsummated transactions are often charged at a discounted rate, such that if the Company and its portfolio companies consummate a higher percentage of transactions with a particular law firm than the Firm, the Company, Other Clients and their portfolio companies, the shareholders could indirectly pay a higher net effective rate for the services of that law firm than the Firm, the Company or Other Clients or their portfolio companies. Also, advisors, vendors and service providers often charge different rates or have different arrangements for different types of services. For example, advisors, vendors and service providers often charge fees based on the complexity of the matter as well as the expertise and time required to handle it. Therefore, to the extent the types of services used by the Company and its portfolio companies are different from those used by the Firm, Other Clients and their portfolio companies, and their affiliates and personnel, the Company and its portfolio companies can be expected to pay different amounts or rates than those paid by such other persons. Similarly, the Firm, the Company, the Other Clients and their portfolio companies and affiliates can be expected to enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with the Firm and including counterparties which provide goods or services to the Company or Other Clients) whereby such counterparty will, in certain circumstances, charge lower rates (or no fee) or provide discounts, rebates or other similar concessions (including, for the avoidance of doubt, equity or equity-like arrangements, such as warrants, in the counterparty) for such counterparty's products or services depending on certain factors, including without limitation the volume of transactions entered into with such counterparty by the Firm, the Company and its investment and/or portfolio companies in the aggregate, Blackstone's referrals to third parties, the provision of other strategic support by Blackstone or other factors. Further, where such agreements or other arrangements result in Blackstone or portfolio companies or affiliates paying lower rates or fees or receiving discounts, rebates or other similar concessions depending on the goods or services provided by the advisors, vendors or service providers to the Company or Other Clients, Blackstone could be incentivized to engage such advisor, vendor or service provider over other competitors. This could result in the Company or Other Clients paying such advisors, vendors or service providers higher rates than what other advisors, vendors or service providers charge for similar goods or services.

Conflicts of interest exist in the allocation of the costs and benefits of arrangements with service providers for the provision of goods or services to Blackstone, Blackstone Credit & Insurance, the Company, Other Clients and/or their respective portfolio companies. Blackstone and/or Blackstone Credit & Insurance, manages such conflicts and makes allocation judgments with respect to such costs and benefits in its fair and reasonable discretion, notwithstanding its interest in the outcome, subject to applicable law. Blackstone and/or Blackstone Credit & Insurance's allocation decisions with respect to service providers at times are informed by input from the relevant service provider (including but not limited to where the service provider provides recommended allocation percentages across the relevant parties or provides market practice insight with respect to allocation percentages), and it is possible that the relevant service provider could, due to a conflict, recommend expense allocations that are more favorable to Blackstone and/or Blackstone Credit & Insurance than the Company or portfolio companies, subject to applicable law.

Subject to applicable law, the Company, Other Clients and their portfolio companies are expected to enter into joint ventures with third parties to which the service providers and vendors described above will, in certain circumstances, provide services. In some of these cases, the third-party joint venture partner may be permitted to negotiate to not pay its *pro rata* share of fees, costs and expenses to be allocated as described above, in which case the Company, Other Clients and their portfolio companies that also use the services of the portfolio company service provider will, directly or indirectly, pay the difference, or the portfolio company service provider will bear a loss equal to the difference.

The Firm expects to encourage service providers to the Company, Other Clients and their investments to use, generally at market rates and/or on arm's length terms (and/or on the basis of best execution, if applicable), the Firm-affiliated service providers in connection with the business of the Company, portfolio companies, and unaffiliated entities. This practice creates a conflict of interest because it provides an indirect benefit to the Firm in the form of added business for the Firm-affiliated service providers without any reduction to the Company's management fee.

Certain portfolio companies that provide services to the Company, Other Clients and/or portfolio companies or assets of the Company and/or Other Clients could be transferred between and among the Company and/or Other Clients (where the Company might be a seller or a buyer in any such transfer) for minimal or no consideration (based on a third-party valuation confirming the same). Such transfers may give rise to actual or potential conflicts of interest for Blackstone Credit & Insurance.

*Firm Affiliated Service Providers.* Certain of the Company's, the Firm's and/or portfolio companies' advisers and other service providers, or their affiliates (including accountants, administrators, lenders, bankers, brokers, attorneys, consultants, and investment or commercial banking firms) also provide goods or services to, or have business, personal, financial or other relationships with, the Firm, its affiliates and portfolio companies. Such advisers and service providers (or their affiliates) may be investors in the Company, affiliates of the Firm, sources of investment opportunities, co-investors, commercial counterparties and/or portfolio companies in which the Firm and/or the Company has an investment. Accordingly, payments by the Company and/or such entities may indirectly benefit the Company and/or its affiliates, including the Firm and Other Clients. No fees charged by these service providers and vendors will reduce the management fees payable to the Adviser. Furthermore, the Firm, the Other Clients and their portfolio companies and their affiliates and related parties will use the services of these Firm affiliates, including at different rates. Although the Firm believes the services provided by its affiliates are equal or better than those of third parties, the Firm directly benefits from the engagement of these affiliates, including from any profits generated by such affiliates as described in the following sentence, and there is therefore an inherent conflict of interest such as those described above. As a result of services provided to the Company, Other Clients and their portfolio companies, affiliated service providers are permitted and could be expected to from time to time generate profits, including incidental profits from services provided to the Company, Other Clients and their portfolio companies.

Because the Firm has many different businesses, including the Blackstone Capital Markets Group, which Blackstone investment teams and portfolio companies can engage to provide underwriting and capital market advisory services, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would be subject if it had just one line of business. To the extent Blackstone determines appropriate, conflict mitigation strategies would be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Advisers. Service providers affiliated with the Firm, which are generally expected to receive competitive market rate fees (as determined by the Advisers or their affiliates) with respect to certain investments, include:

  a. **Aquicore.** Aquicore is a cloud-based platform that tracks, analyzes and predicts key metrics in real estate, with a focus on the reduction of energy consumption. Blackstone holds a minority investment in Aquicore.

b. **Blackstone Capital Markets.** Blackstone Capital Markets Group is a Blackstone affiliate that Blackstone, the Company and its portfolio companies, Other Clients and their portfolio companies, and third parties will, in certain circumstances, engage for debt and equity financings and to provide other investment banking, brokerage, investment advisory or other services.

c. **Equity Healthcare.** Equity Healthcare LLC (**"Equity Healthcare"**) is a Blackstone affiliate that negotiates with providers of standard administrative services and insurance carriers for health benefit plans and other related services for cost discounts, quality of service monitoring, data services and clinical consulting. Because of the combined purchasing power of its client participants, which include unaffiliated third parties, Equity Healthcare is able to negotiate pricing terms that are believed to be more favorable than those that the portfolio companies could obtain for themselves on an individual basis. The fees received by Equity Healthcare in connection with such services provided to investments will not reduce the management fee payable by the Company.

d. **LNLS.** Lexington National Land Services (**"LNLS"**) is a Blackstone affiliate that (i) acts as a title agent in facilitating and issuing title insurance, (ii) provides title support services for title insurance underwriters, (iii) in certain circumstances, provides courtesy title settlement services and (iv) acts as escrow agent in connection with investments by the Company, Other Clients and their portfolio companies, affiliates and related parties, and third parties, including, from time to time, Blackstone's borrowers. In exchange for such services, LNLS earns fees which would have otherwise been paid to third parties. Blackstone will periodically benchmark the relevant costs to the extent that market data is available except when such data is impractical or unduly burdensome to obtain, or when LNLS is providing such services in a state where the insurance premium or escrow fee, as applicable, is regulated by the state or when LNLS is part of a syndicate of title insurance companies where the insurance premium is negotiated by other title insurance underwriters or their agent. There will be no related management fee offset for the Company or Other Clients. As a result, while Blackstone believes that LNLS will provide services equal to or better than those provided by third parties (even in jurisdictions where insurance rates are regulated), there is an inherent conflict of interest that gives Blackstone incentive to engage LNLS over a third party.

e. **73 Strings.** 73 Strings is an integrated platform that provides data extraction for analysis in portfolio monitoring and valuation purposes. Blackstone holds a minority investment in 73 Strings. Blackstone, the Clients and Other Clients will engage 73 Strings to collect data from portfolio companies and store critical valuation inputs. The fees, compensation and other amounts received by 73 Strings in connection with such services provided to Clients will not offset the management fee payable by Client investors and will not otherwise be shared with Client investors.

In addition, Blackstone acquired a minority interest in Corebridge, and in connection therewith has entered into a long-term asset management partnership with certain subsidiaries and/or affiliates of Corebridge to serve as the exclusive external manager with respect to certain asset classes within their investment portfolio, for compensation. While Blackstone will not control Corebridge, the aforementioned investment in Corebridge and asset management arrangements could incentivize Blackstone to cause (and Blackstone will benefit indirectly from causing) the Company and/or its portfolio companies to engage Corebridge or its affiliates (including Corebridge Financial, Inc. and its other affiliates and subsidiaries) to provide various services and engage in other transactions and otherwise present conflicts of interests as a result of Blackstone's interest and relationship therewith.

Certain Blackstone-affiliated service providers and their respective personnel will receive a management promote, an incentive fee and other performance-based compensation in respect of investments, sales or other transaction volume. Furthermore, Blackstone-affiliated service providers can be expected to charge costs and expenses based on allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses).

In connection with such relationships, Blackstone Credit & Insurance and, if required by applicable law, the Board will make determinations of competitive market rates based on its consideration of a number of factors, which are generally expected to include Blackstone Credit & Insurance's experience with non-affiliated service providers, benchmarking data and other methodologies determined by Blackstone Credit & Insurance to be appropriate under the circumstances (i.e., rates that fall within a range that Blackstone Credit & Insurance has determined is reflective of rates in the applicable market and certain similar markets, though not necessarily equal to or lower than the median rate of comparable firms and in certain circumstances, is expected to be in the top of the range). In respect of benchmarking, while Blackstone Credit & Insurance often obtains benchmarking data regarding the rates charged or quoted by third parties for services similar to those provided by Blackstone Credit & Insurance affiliates in the applicable market or certain similar markets, relevant comparisons would not be available for a number of reasons, including, without limitation, as a result of a lack of a substantial market of providers or users of such services or the confidential or bespoke nature of such services (e.g., different assets could receive different services). In addition, benchmarking data is based on general market and broad industry overviews, rather than determined on an asset by asset basis. As a result, benchmarking data does not take into account specific characteristics of individual assets then invested in by the Company (such as location or size), or the particular characteristics of services provided. Further, it could be difficult to identify comparable third-party service providers that provide services of a similar scope and scale as the Firm-affiliated service providers that are the subject of the benchmarking analysis or to obtain detailed information about pricing of a service comparable to that being provided to the Company from third-party service providers if such service providers anticipate that Blackstone will not in fact engage their services. For these reasons, such market comparisons would not necessarily result in precise market terms for comparable services. Expenses to obtain benchmarking data will be borne by the Company, Other Clients and their respective portfolio companies and will not reduce the management fees. Finally, in certain circumstances Blackstone Credit & Insurance may determine that third-party benchmarking is unnecessary, including in circumstances where the price for a particular good or service is mandated by law (e.g., title insurance in rate regulated states) or because in Blackstone Credit & Insurance's view no comparable service provider offering such good or service (or an insufficient number of comparable service providers for a reasonable comparison) exists or because Blackstone Credit & Insurance has access to adequate market data (including from third-party clients of the Firm-affiliated service provider that is the subject of the benchmarking analysis) to make the determination without reference to third-party benchmarking. For example, in certain circumstances a Firm-affiliated service provider or a portfolio company service provider could provide services to third parties, in which case if the rates charged to such third parties are consistent with the rates charged to the Company, Other Clients and their respective portfolio companies, then a separate benchmarking analysis of such rates is not expected to be prepared. Some of the services performed by Firm-affiliated service providers could also be performed by the Firm from time to time and vice versa. Fees paid by the Company or its portfolio companies to or value created in Firm affiliated service providers or vendors do not reduce the management fee. These conflicts related to Firm-affiliated service providers will not necessarily be resolved in favor of the Company, and shareholders might not be entitled to receive notice or disclosure of the occurrence of these conflicts.

Advisers and service providers, or their affiliates, often charge different rates, including below-market or no fee, or have different arrangements for different types of services. With respect to service providers, for example, the fee for a given type of work could vary depending on the complexity of the matter as well as the expertise required and demands placed on the service provider. Therefore, to the extent the types of services used by the Company and/or portfolio companies differ from those used by the Firm and its affiliates (including personnel), Blackstone Credit & Insurance and/or Blackstone or their respective affiliates (including personnel) potentially will pay different amounts or rates than those paid by the Company and/or portfolio companies. However, Blackstone Credit & Insurance and its affiliates have a longstanding practice of not entering into any arrangements with advisers or service providers that could provide for lower rates or discounts than those available to the Company, Other Clients and/or portfolio companies for the same services. Furthermore, it is possible that certain advisers and service providers will provide services exclusively to the Firm and its affiliates, including the Company, Other Clients and their portfolio companies, although such advisers and service providers would not be considered employees of Blackstone or Blackstone Credit & Insurance. Similarly,

Blackstone, Blackstone Credit & Insurance, each of their respective affiliates, the Company, the Other Clients and/or their portfolio companies, can enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with the Firm) whereby such counterparty would charge lower rates (or no fee) and/or provide discounts or rebates for such counterparty's products and/or services depending on certain factors, including volume of transactions entered into with such counterparty by the Firm, its affiliates, the Company, the Other Clients and their portfolio companies in the aggregate.

In addition, investment banks or other financial institutions, as well as certain Blackstone employees, are expected to also be investors in the Company. These institutions and employees are a potential source of information and ideas that could benefit the Company. Blackstone has procedures in place reasonably designed to prevent the inappropriate use of such information by the Company.

***Transactions with Portfolio Companies***. The Firm and portfolio companies of the Company and Other Clients operate in multiple industries and provide products and services to or otherwise contract with the Company and its portfolio companies, among others. In the alternative, the Firm could form a joint venture with such a company to implement such referral arrangement. For example, such arrangements could include the establishment of a joint venture or other business arrangement between the Firm, on the one hand, and a portfolio company of the Company, portfolio company of an Other Client or third party, on the other hand, pursuant to which the joint venture or business provides services (including, without limitation, corporate support services, loan management services, management services, operational services, ongoing account services (e.g., interacting and coordinating with banks generally and with regard to their know your client requirements), risk management services, data services, consulting services, brokerage services, sustainability and clean energy consulting services, insurance procurement, placement, brokerage and consulting services, and other services) to portfolio companies of the Company (and portfolio companies of Other Clients) that are referred to the joint venture or business by the Firm. The Firm, the Company and Other Clients and their respective portfolio companies and personnel and related parties of the foregoing can be expected to make referrals or introductions to the Company or portfolio companies of the Company or Other Clients in an effort, in part, to increase the customer base of such companies or businesses (and therefore the value of the investment held by the Company or Other Client, which would also benefit the Firm financially through its participation in such joint venture or business) or because such referrals or introductions will, in certain circumstances, result in financial benefits, such as cash payments, additional equity ownership, participation in revenue share and/or milestones benefiting the referring or introducing party that are tied or related to participation by the portfolio companies of the Company and/or of Other Clients, accruing to the party making the introduction (e.g., personnel of Blackstone, including the Advisers' investment professionals). Such joint venture or business could use data obtained from such portfolio companies (see *"—Data"* elsewhere herein). The Company and the shareholders typically will not share in any fees, economics, equity or other benefits accruing to the Firm, Other Clients and their portfolio companies as a result of the introduction of the Company and its portfolio companies. Moreover, payments made to the Firm in connection with such arrangements will not reduce the management fees payable to the Adviser. There could, however, be instances in which the applicable arrangements provide that the Company or its portfolio companies share in some or all of any resulting financial incentives (including, in some cases, cash payments, additional equity ownership, participation in revenue share and/or milestones) based on structures and allocation methodologies determined in the sole discretion of the Firm. Conversely, where the Company or one of its portfolio companies is the referring or introducing party, rather than receiving all of the financial incentives (including, in some cases, cash payments, additional equity ownership, participation in revenue share and/or milestones) for similar types of referrals and/or introductions, such financial incentives (including, in some cases, cash payments, additional equity ownership, participation in revenue share and/or milestones) could be similarly shared with the participating Other Clients or their respective portfolio companies.

The Firm is also permitted to enter into commercial relationships with third-party companies, including those in which the Company considered making an investment (but ultimately chose not to pursue). For example, the Firm could enter into an introducer engagement with such company, pursuant to which the Firm introduces

the company to unaffiliated third parties (which can include current and former portfolio companies and portfolio companies of Other Clients and/or their respective employees) in exchange for a fee from, or equity interest in, such company. This creates a conflict of interest because, even though the Firm could benefit financially from this commercial relationship, the Firm will be under no obligation to reimburse the Company for Broken Deal Expenses incurred in connection with its consideration of the prospective investment and such arrangements will not be subject to the management fees payable to the Adviser and otherwise described herein.

Additionally, the Firm or an affiliate is expected to hold equity or other investments in companies or businesses (even if they are not "affiliates" of the Firm) that provide services to or otherwise contract with portfolio companies. Blackstone and Blackstone Credit & Insurance have in the past entered (and can be expected in the future to enter) into relationships with companies in the information technology, corporate services and related industries whereby Blackstone acquires an equity or similar interest in such company. In connection with such relationships, Blackstone and/or Blackstone Credit & Insurance reserves the right to also make referrals and/or introductions to portfolio companies (which could result in financial incentives (including additional equity ownership) and/or milestones benefitting Blackstone and/or Blackstone Credit & Insurance that are tied or related to participation by portfolio companies). Such joint venture or business could use data obtained from portfolio companies of the Company and/or portfolio companies of Other Clients. These arrangements are expected to be entered into without the consent or direct involvement of the Company. The Company and the shareholders will not share in any fees or economics accruing to Blackstone and/or Blackstone Credit & Insurance as a result of these relationships and/or participation by portfolio companies.

With respect to transactions or agreements with portfolio companies (including, for the avoidance of doubt, long-term incentive plans), at times if officers unrelated to the Firm have not yet been appointed to represent a portfolio company, the Firm is permitted to negotiate and execute agreements between the Firm and/or the Company on the one hand, and the portfolio company or its affiliates, on the other hand, without arm's length representation of the portfolio company, which could entail a conflict of interest in relation to efforts to enter into terms that are arm's length. Among the measures the Firm can be expected to use to mitigate such conflicts are to involve outside counsel to review and advise on such agreements and provide insights into commercially reasonable terms, or establish separate groups with information barriers within the Firm to advise on each side of the negotiation.

*Related Party Leasing*. Subject to applicable law, the Company and its portfolio companies may lease property to or from Blackstone, Other Clients and their portfolio companies and affiliates and other related parties. The leases are generally expected to, but might not always, be at market rates. Blackstone can be expected to confirm market rates by reference to other leases it is aware of in the market, which Blackstone expects to be generally indicative of the market given the scale of Blackstone's real estate business. Blackstone will nonetheless have conflicts of interest in making these determinations, and with regard to other decisions related to such assets and investments. There can be no assurance that the Company and its portfolio companies will lease to or from any such related parties on terms as favorable to the Company and its portfolio companies as would apply if the counterparties were unrelated.

*Cross-Guarantees and Cross-Collateralization*. While Blackstone Credit & Insurance generally seeks to use reasonable efforts to avoid cross-guarantees and other similar arrangements, a counterparty, lender or other participant in any transaction to be pursued by the Company other than alternative investment vehicles and/or the Other Clients could require or prefer facing only one fund entity or group of entities, which might result in any of the Company, such Other Clients, the portfolio companies, such Other Clients' portfolio companies and/or other vehicles being jointly and severally liable for such applicable obligation (subject to any limitations set forth in the applicable governing documents thereof), which in each case could result in the Company, such Other Clients, such portfolio companies and portfolio companies, and/or vehicles entering into a back-to-back or other similar reimbursement agreement, subject to applicable law. In such situation, better financing terms could be available through a cross-collateralized arrangement, but it is not expected that any of the Company or such Other Clients or vehicles would be compensated (or provide compensation to the other) for being primarily liable

vis-à-vis such third-party counterparty. Also, it is expected that cross-collateralization will generally occur at portfolio companies rather than the Company for obligations that are not recourse to the Company except in limited circumstances such as "bad boy" events. Any cross-collateralization arrangements with Other Clients could result in the Company losing its interests in otherwise performing investments due to poorly performing or non-performing investments of Other Clients in the collateral pool.

Similarly, a lender could require that it face only one portfolio company of the Company and Other Clients, even though multiple portfolio companies of the Company and Other Clients benefit from the lending, which will typically result in (i) the portfolio company facing the lender being solely liable with respect to the entire obligation, and therefore being required to contribute amounts in respect of the shortfall attributable to other portfolio companies, and (ii) portfolio companies of the Company and Other Clients being jointly and severally liable for the full amount of the obligation, liable on a cross-collateralized basis or liable for an equity cushion (which cushion amount can vary depending upon the type of financing or refinancing (e.g., cushions for refinancings could be smaller)). The portfolio companies of the Company and Other Clients benefiting from a financing may enter into a back-to-back or other similar reimbursement agreements whereby each agrees that no portfolio company bears more than its *pro rata* portion of the debt and related obligations. It is not expected that the portfolio companies would be compensated (or provide compensation to other portfolio companies) for being primarily liable, or jointly liable, for other portfolio companies *pro rata* share of any financing**.**

*Joint Venture Partners*. The Company reserves the right to enter into one or more joint venture arrangements with third-party joint venture partners. Investments made with joint venture partners will often involve performance-based compensation and other fees payable to such joint venture partners, as determined by the Advisers in their sole discretion. The joint venture partners could provide services similar to those provided by the Advisers to the Company. Yet, no compensation or fees paid to the joint venture partners would reduce the management fees payable by the Company. Additional conflicts would arise if a joint venture partner is related to the Firm in any way, such as a limited partner investor in, lender to, a shareholder of, or a service provider to the Firm, the Company, Other Clients, or their respective portfolio companies, or any affiliate, personnel, officer or agent of any of the foregoing and there is no assurance that any such conflicts would be resolved in favor of the Company.

*Diverse Shareholder Group.* The Company's shareholders are expected to be based in a wide variety of jurisdictions and take a wide variety of forms. The shareholders may have conflicting investment, tax and other interests with respect to their investments in the Company and with respect to the interests of investors in other investment vehicles managed or advised by the Advisers and Blackstone Credit & Insurance that may participate in the same investments as the Company. The conflicting interests of individual shareholders with respect to other shareholders and relative to investors in other investment vehicles would generally relate to or arise from, among other things, the nature of investments made by the Company and such other partnerships, the structuring or the acquisition of investments and the timing of disposition of investments. As a consequence, conflicts of interest may arise in connection with the decisions made by the Advisers or Blackstone Credit & Insurance, including with respect to the nature or structuring of investments that may be more beneficial for one investor than for another investor, especially with respect to investors' individual tax situations. In addition, the Company may make investments that may have a negative impact on related investments made by the shareholders in separate transactions, such as credit investments that, by consequence of the exercise of remedies related to such investments, adversely impact equity-like investments in respect of those same issuers. In selecting and structuring investments appropriate for the Company, the Advisers or Blackstone Credit & Insurance will consider the investment and tax objectives of the Company and the shareholders (and those of investors in other investment vehicles managed or advised by the Advisers or Blackstone Credit & Insurance) as a whole, not the investment, tax or other objectives of any shareholder individually.

In addition, certain shareholders also may be investors in Other Clients, including supplemental capital vehicles and co-investment vehicles that invest alongside the Company in one or more investments, consistent with applicable law and/or any applicable SEC-granted exemptive order. Shareholders also might include

affiliates of the Firm, such as Other Clients, affiliates of portfolio companies of the Company or Other Clients, charities, foundations or other entities or programs associated with Firm personnel and/or current or former Firm employees, the Firm's senior advisors and/or operating partners and any affiliates, funds or persons may also invest in the Company through the vehicles established in connection with the Firm's side-by-side co-investment rights, subject to applicable law, in each case, without being subject to management fees, and shareholders will not be afforded the benefits of such arrangements. Some of the foregoing Firm related parties are sponsors of feeder vehicles that could invest in the Company as shareholders. The Firm related sponsors of feeder vehicles generally charge their investors additional fees, including performance based fees, which could provide the Firm current income and increase the value of its ownership position in them. The Firm will therefore have incentives to refer potential investors to these feeder vehicles. All of these Firm related shareholders will have equivalent rights to vote and withhold consents as nonrelated shareholders. Nonetheless, the Firm could have the ability to influence, directly or indirectly, these Firm related shareholders.

It is also possible that the Company or its portfolio companies will be a counterparty (such counterparties dealt with on an arm's-length basis) or participant in agreements, transactions or other arrangements with a shareholder or an affiliate of a shareholder. Such transactions may include agreements to pay performance fees to operating partners, a management team and other related persons in connection with the Company's investment therein, which will reduce the Company's returns. Such shareholders described in the previous sentences may therefore have different information about the Firm and the Company than shareholders not similarly positioned. In addition, conflicts of interest may arise in dealing with any such shareholders, and the Advisers and their affiliates may not be motivated to act solely in accordance with its interests relating to the Company. Similar information disparity could occur as a result of shareholders monitoring their investments in vehicles such as the Company differently. For example, certain shareholders may periodically request from the Advisers information regarding the Company, its investments and/or portfolio companies that is not otherwise set forth in (or has yet to be set forth) in the reporting and other information required to be delivered to all shareholders. In such circumstances, the Advisers are permitted to provide such information to such shareholders, subject to applicable law and regulations. Unless required by applicable law, the Advisers will not be obligated to affirmatively provide such information to all shareholders (although the Advisers will generally provide the same information upon request and treat shareholders equally in that regard). As a result, certain shareholders may have more information about the Company than other shareholders, and, unless required by applicable law, the Advisers will have no duty to ensure all shareholders seek, obtain or process the same information regarding the Company, its investments and/or portfolio companies. Therefore, certain shareholders may be able to take actions on the basis of such information which, in the absence of such information, other shareholders do not take. Furthermore, at certain times the Firm may be restricted from disclosing to the shareholders material non-public information regarding any assets in which the Company invests, particularly those investments in which an Other Client or portfolio company that is publicly registered co-invests with the Company. In addition, investment banks or other financial institutions, as well as Firm personnel, may also be shareholders. These institutions and personnel are a potential source of information and ideas that could benefit the Company, and may receive information about the Company and its portfolio companies in their capacity as a service provider or vendor to the Company and its portfolio companies. Further, shareholders with different domiciles or tax categorizations could receive different investment returns or amounts of tax basis and/or pay different levels of expenses, e.g., based on tax savings or ownership of "blocker" or other structures used to facilitate their investments in the Company.

*Possible Future Activities*. The Firm and its affiliates are expected to expand the range of services that it provides over time. Except as provided herein, the Firm and its affiliates will not be restricted in the scope of its business or in the performance of any such services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. The Firm and its affiliates have, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with clients who might hold or might have held investments similar to those intended to be made by the Company. These clients could themselves represent appropriate investment opportunities for the Company or could compete with the Company for investment opportunities.

*Restrictions Arising under the Securities Laws*. The Firm's activities and the activities of Other Clients (including the holding of securities positions or having one of its employees on the board of directors of a portfolio company) could result in securities law restrictions on transactions in securities held by the Company, affect the prices of such securities or the ability of such entities to purchase, retain or dispose of such investments, or otherwise create conflicts of interest, any of which could have an adverse impact on the performance of the Company and thus the return to the shareholders.

The 1940 Act may limit the Company's ability to undertake certain transactions with or alongside its affiliates that are registered under the 1940 Act. As a result of these restrictions, the Company may be prohibited from executing "joint" transactions with the Company's 1940 Act registered affiliates, which could include investments in the same portfolio company (whether at the same or different times) or buying investments from, or selling them to, Other Clients. These limitations have the potential to limit the scope of investment opportunities that would otherwise be available to the Company.

Blackstone has received an exemptive order that permits the Company and other Regulated Funds to, among other things, co-invest with certain other persons, including other Regulated Funds, certain affiliates of Blackstone, Blackstone and certain funds managed and controlled by Blackstone and its affiliates, subject to certain terms and conditions.

*Shareholders' Outside Activities*. A shareholder shall be entitled to and can be expected to have business interests and engage in activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company and its portfolio companies, and can engage in transactions with, and provide services to, the Company or its portfolio companies (which will, in certain circumstances, include providing leverage or other financing to the Company or its portfolio companies as determined by the Advisers in their sole discretion). None of the Company, any shareholder or any other person shall have any rights by virtue of the Company's operative documents or any related agreements in any business ventures of any shareholder. The shareholder, and in certain cases the Advisers, will have conflicting loyalties in these situations.

*Insurance.* The Advisers will cause the Company to purchase, and/or bear premiums, fees, costs and expenses (including any expenses or fees of insurance brokers) for insurance to insure the Company and the Board against liability in connection with the activities of the Company. This includes a portion of any premiums, fees, costs and expenses for one or more "umbrella," group or other insurance policies maintained by the Firm that cover the Company and one or more of the Other Clients, the Advisers, Blackstone Credit & Insurance and/or Blackstone (including their respective directors, officers, employees, agents, representatives, independent client representative (if any), portfolio entities and other indemnified parties). The Advisers will make judgments about the allocation of premiums, fees, costs and expenses for such "umbrella," group or other insurance policies among the Company, one or more Other Clients, the Advisers, Blackstone Credit & Insurance and/or Blackstone on a fair and reasonable basis, subject to approval by the Board, and may revise allocations should it determine subsequently that such forward adjustments are necessary or advisable.

*Technological and Scientific Innovations.* Recent technological and scientific innovations have disrupted numerous established industries and those with incumbent power in them. As technological and scientific innovation continues to advance rapidly, it could impact one or more of the Company's strategies. Moreover, given the pace of innovation in recent years, the impact on a particular portfolio company might not have been foreseeable at the time the Company made such investment and could adversely impact the Company and/or its portfolio companies. Furthermore, Blackstone Credit & Insurance could base investment decisions on views about the direction or degree of innovation that prove inaccurate and lead to losses.

*Additional Potential Conflicts of Interest*. The officers, directors, members, managers, employees and personnel of the Advisers may trade in securities for their own accounts, subject to restrictions and reporting requirements as required by law or the Firm's policies, or otherwise determined by the Advisers. In addition, certain Other Clients may be subject to the 1940 Act or other regulations that, due to the role of the Firm, could

restrict the ability of the Company to buy investments from, to sell investments to or to invest in the same securities as, such Other Clients. Such regulations may have the effect of limiting the investment opportunities available to the Company. In addition, as a consequence of Blackstone's status as a public company, the officers, directors, members, managers and personnel of the Advisers may take into account certain considerations and other factors in connection with the management of the business and affairs of the Company and its affiliates that would not necessarily be taken into account if Blackstone were not a public company. The directors of Blackstone have fiduciary duties to shareholders of the public company that may have the potential to conflict with their duties to the Company. Finally, although the Firm believes its positive reputation in the marketplace provides benefit to the Company and Other Clients, the Advisers could decline to undertake investment activity or transact with a counterparty on behalf of the Company for reputational reasons, and this decision could result in the Company foregoing a profit or suffering a loss.

*Restrictive Covenants; Restrictions on Company Activities*. Subject to applicable law and the terms of the Company's co-investment exemptive relief, Blackstone, the Company, Other Clients, joint venture partners and/ or their respective portfolio entities and affiliates can be expected to enter into covenants that restrict or otherwise limit the ability of Blackstone, the Company, Other Clients, joint venture partners and/or their respective portfolio entities and affiliates to make investments in, or otherwise engage in, certain businesses or activities. For example, Other Clients could have granted exclusivity to a joint venture partner that limits the Company and Other Clients from owning assets within a certain distance of any of the joint venture's assets. Blackstone, the Company, an Other Client, a joint venture partner and/or their respective portfolio entities and affiliates could have entered into a non-compete agreement or other undertaking in connection with a purchase, sale or other transaction, including, without limitation, that Blackstone, the Company, Other Clients, joint venture partners and/or their respective portfolio entities and affiliates will not make investments or otherwise engage in any business or activity if such investment, business or activity could adversely affect or materially delay obtaining regulatory or other approvals in connection with any such purchase, sale or other transaction. These types of restrictions may negatively impact the ability of the Company to implement its investment program. See also "—*Multiple Blackstone Business Lines*" herein.

**Item 1B. Unresolved Staff Comments.**

None.

**Item 1C. Cybersecurity.**

**Cybersecurity Risk Management and Strategy**

As an externally managed closed-end management investment company that has elected to be treated as a BDC under the 1940 Act, our day-to-day operations are managed by the Advisers, Administrators and our executive officers under the oversight of our Board. Our executive officers are senior Blackstone Credit & Insurance professionals and each of the Advisers and Administrators is a subsidiary of Blackstone. As such, we are reliant on Blackstone for assessing, identifying and managing material risks to our business from cybersecurity threats. Below are details Blackstone has provided to us regarding its cybersecurity program that are relevant to us.

Blackstone maintains a comprehensive cybersecurity program, including policies and procedures designed to protect its systems, operations, and the data entrusted to it, including by us and the Advisers, from anticipated threats or hazards. Blackstone utilizes a variety of protective measures as a part of its cybersecurity program. These measures include, where appropriate, physical and digital access controls, patch management, identity verification and mobile device management software, new hire and annual employee cybersecurity awareness and best practices training programs, security baselines and tools to report anomalous activity, and monitoring of data usage, hardware and software.

Blackstone tests its cybersecurity defenses regularly through automated and manual vulnerability scanning, to identify and remediate critical vulnerabilities. In addition, it conducts annual "white hat" penetration tests to

validate its security posture. Blackstone internally examines its cybersecurity program on an annual basis and conducts a third-party review every two to three years to evaluate its effectiveness, in part by considering industry standards and established frameworks, such as the National Institute of Standards and Technology and Center for Internet Security, as guidelines. Further, Blackstone engages in annual cybersecurity incident tabletop exercises and scenario planning exercises involving hypothetical cybersecurity incidents to test its cybersecurity incident response processes. Blackstone's Chief Security Officer (the **"CSO"**) and members of Blackstone's senior management, Legal and Compliance, Technology and Innovations (**"BXTI"**) and Global Corporate Affairs participate in these exercises. Learnings from these tabletop exercises and any events Blackstone experiences are reviewed, discussed, and incorporated into its cybersecurity incident response processes, as appropriate.

In addition to Blackstone's internal exercises to test aspects of its cybersecurity program, Blackstone periodically engages independent third parties to analyze data on the interactions of users of Blackstone information technology resources, including Blackstone employees, and conduct penetration tests and scanning exercises to assess the performance of Blackstone's cybersecurity systems and processes.

Blackstone has a comprehensive Security Incident Response Plan (the **"IRP"**) designed to inform the proper escalation (including, as appropriate, to our senior management) of non-routine suspected or confirmed information security or cybersecurity events based on the expected risk an event presents. As appropriate, a Security Incident Response Team composed of individuals from several internal technical and managerial functions may be formed to investigate and remediate the event and determine the extent of external advisor support required, including from external counsel, forensic investigators, and/or law enforcement. The IRP sets out ongoing monitoring or remediation actions to be taken after resolution of an incident. The IRP is reviewed at least annually by members of BXTI and Blackstone's Legal and Compliance.

Blackstone maintains a formal cybersecurity risk management process and cybersecurity risk register, designed to identify, track and treat cybersecurity risks at the firm, and integrates these processes into the firm's overall risk management practices described above. Blackstone's CSO periodically discusses and reviews cybersecurity risks and related mitigants with its enterprise risk committee and incorporates relevant cybersecurity risk updates and metrics in the semi-annual enterprise-wide risk management report.

Blackstone has a process designed to assess, the cybersecurity risks associated with the engagement of third-party vendors, including those of companies externally managed by Blackstone such as us. This assessment is conducted on the basis of, among other factors, the types of services provided, and the extent and type of Blackstone data accessed or processed by a third-party vendor. On the basis of its preliminary risk assessment of a third-party vendor, Blackstone may conduct further cybersecurity reviews or request remediation of, or contractual protections related to, any actual or potential identified cybersecurity risks. In addition, where appropriate, Blackstone seeks to include in its contractual arrangements with certain of its third-party vendors provisions addressing its requirements and industry best practices with respect to data and cybersecurity, as well as the right to assess, monitor, audit and test such vendors' cybersecurity programs and practices. Blackstone also utilizes a number of digital controls, which are reviewed at least annually, to monitor and manage third-party access to its internal systems and data.

For a discussion of how risks from cybersecurity threats affect our business, and our reliance on Blackstone in managing these risks, see *"Item 1A. Risk Factors—Risk Related to our Business—Cybersecurity and data protection risks could result in the loss of data, interruptions in our business, and damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.*"

**Cybersecurity Governance**

Blackstone has a dedicated cybersecurity team, led by Blackstone's CSO, who works closely with Blackstone senior management, including Blackstone's Chief Technology Officer (**"CTO"**), to develop and advance the firm's cybersecurity program and strategy, which applies to us and the Advisers.

Blackstone's CSO and CTO have extensive experience in cybersecurity and technology, respectively. Blackstone's CSO is a Senior Managing Director in BXTI and is responsible for all aspects of cyber and physical security across Blackstone. He has over 25 years of information security, technology and engineering experience, including having previously led the international security organization at a large credit bureau.

Blackstone's CTO is a Senior Managing Director and the head of BXTI. The CTO has over 24 years of information security, technology and engineering experience, including having previously served as the Chief Technology and Chief Innovation Officer at a large financial institution. Blackstone's CTO is responsible for all aspects of technology across Blackstone, advises Blackstone's investment teams and acts as a resource to Blackstone portfolio companies, and companies externally managed by Blackstone such as us, on technology-related matters.

BXTI conducts periodic cybersecurity risk assessments, including assessments or audits of third-party vendors, and assists with the management and mitigation of identified cybersecurity risks. The CSO and CTO are responsible for the review of Blackstone's cybersecurity framework annually as well as on an event-driven basis as necessary. The CSO and CTO also review the scope of Blackstone's cybersecurity measures periodically, including in the event of a change in business practices that may implicate the security or integrity of Blackstone's information and systems.

Our Board is responsible for understanding the primary risks to our business. The Board is responsible for reviewing periodically our and the Advisers' information technology security controls and related compliance matters, with management. Blackstone's CSO, or designee, reports to the Board, or a committee thereof, at least annually on cybersecurity matters, including risks facing us and the Advisers and, as applicable, certain incidents. In addition to such periodic reports, the Board or a committee thereof may receive updates from management as to our and the Advisers' cybersecurity risks and Blackstone cybersecurity program developments.

**Item 2. Properties.**

We do not own any real estate or other physical properties materially important to our operation. Our corporate headquarters are located at 345 Park Avenue, New York, New York 10154 and are provided by the Administrators in accordance with the terms of the Administration Agreements. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

**Item 3. Legal Proceedings.**

We are not currently subject to any material legal proceedings. From time to time, we may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. Our business is also subject to extensive regulation, which may result in regulatory proceedings against us.

**Item 4. Mine Safety Disclosures.**

Not applicable.

**PART II**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

**Market Information**

Our Common Shares are traded on the NYSE under the symbol "BXSL." Our Common Shares have historically traded at prices above or below our NAV per share since our Common Shares began trading on the NYSE on October 28, 2021. It is not possible to predict whether our Common Shares will trade at a price per share at, above or below NAV per share. On February 24, 2026, the last reported closing sales price of our Common Shares on the NYSE was $23.84 per share, which represented a discount of 11.44% to NAV per share reported by us as of December 31, 2025.

**Holders**

As of February 18, 2026, there were 50 holders of record of our Common Shares. This number does not include shareholders for whom shares are held in "nominee" or "street name."

**Distributions and Dividend Reinvestment**

We generally intend to distribute, out of assets legally available for distribution, substantially all of our available earnings, on a quarterly basis, as determined by the Board in its discretion. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

The following table summarizes our distributions declared and payable for the year ended December 31, 2025 (dollars in thousands except per share amounts):

| Date Declared | Record Date | Payment Date | Per Share Amount | Total Amount |
|---|---|---|---|---|
| February 26, 2025 ....... | March 31, 2025 | April 25, 2025 | $ 0.7700 | $ 175,421 |
| May 7, 2025 ............ | June 30, 2025 | July 25, 2025 | 0.7700 | 177,007 |
| August 6, 2025 .......... | September 30, 2025 | October 24, 2025 | 0.7700 | 177,837 |
| November 10, 2025 ...... | December 31, 2025 | January 23, 2026 | 0.7700 | 178,616 |
| **Total distributions** | | | $ 3.0800 | $ 708,881 |

Pursuant to our dividend reinvestment plan, the following table summarizes the amounts and shares issued to shareholders who have not opted out of our dividend reinvestment plan during the year ended December 31, 2025 (dollars in thousands except share amounts):

| Payment Date | DRIP Shares Value | DRIP Shares Issued |
|---|---|---|
| January 24, 2025 ....................... | $ 5,130 | 165,096 |
| April 25, 2025 ......................... | 5,380 | 191,060 |
| July 25, 2025 .......................... | 5,474 | 177,545 |
| October 24, 2025 ....................... | 7,055 | 263,222 |
| **Total distributions** ..................... | $ 23,039 | 796,923 |

**Share Repurchase Plan**

In February 2023, our Board authorized a share repurchase plan, under which we were authorized to repurchase up to $250 million in the aggregate of our outstanding Common Shares in the open market at prices below our NAV per share for a one-year term, in accordance with the guidelines specified in Rule 10b-18 of the Exchange Act (the **"2023 10b-18 Plan"**). The 10b-18 Plan was not renewed and terminated by its terms on February 22, 2024.

In February 2026, the Board authorized a new share repurchase plan, under which we may repurchase up to $250 million in the aggregate of our outstanding Common Shares in the open market at prices below our NAV per share for a one-year term, in accordance with the guidelines specified in Rule 10b-18 of the Exchange Act (the **"2026 10b-18 Plan"**). The timing, manner, price and amount of any share repurchases will be determined by us, in our sole discretion, based upon the evaluation of economic and market conditions, stock price, applicable legal and regulatory requirements and other factors. The 2026 10b-18 Plan does not require us to repurchase any specific number of Common Shares or any Common Shares at all. Consequently, we cannot assure shareholders that any specific number of Common Shares, if any, will be repurchased under the 2026 10b-18 Plan. The 2026 10b-18 Plan may be suspended, extended, modified or discontinued at any time.

**Price Range of Common Shares**

The following table sets forth the net asset value per share of our Common Shares, the range of high and low closing sales prices of our Common Shares reported on the NYSE, the closing sales price as a premium (discount) to net asset value and the dividends declared by us in each fiscal quarter since we began trading on the NYSE.

| Period | Net Asset Value [1] | Price Range High | Price Range Low | High Sales Price Premium (Discount) to Net Asset Value [2] | Low Sales Price Premium (Discount) to Net Asset Value [2] | Cash Dividend Per Share [3] |
|---|---|---|---|---|---|---|
| **For the Year Ended December 31, 2025** | | | | | | |
| First Quarter | $27.39 | $34.50 | $31.30 | 26.0% | 14.3% | $0.77 |
| Second Quarter | $27.33 | $32.74 | $26.88 | 19.8% | (1.6)% | $0.77 |
| Third Quarter | $27.15 | $32.55 | $26.07 | 19.9% | (4.0)% | $0.77 |
| Fourth Quarter | $26.92 | $28.39 | $25.02 | 5.5% | (7.1)% | $0.77 |
| **For the Year Ended December 31, 2024** | | | | | | |
| First Quarter | $26.87 | $31.42 | $27.87 | 16.9% | 3.7% | $0.77 |
| Second Quarter | $27.19 | $32.50 | $30.45 | 19.5% | 12.0% | $0.77 |
| Third Quarter | $27.27 | $31.59 | $28.75 | 15.8% | 5.4% | $0.77 |
| Fourth Quarter | $27.39 | $33.27 | $29.25 | 21.5% | 6.8% | $0.77 |
| **For the Year Ended December 31, 2023** | | | | | | |
| First Quarter | $26.10 | $26.25 | $22.26 | 0.6% | (14.7)% | $0.70 |
| Second Quarter | $26.30 | $27.51 | $23.95 | 4.6% | (8.9)% | $0.70 |
| Third Quarter | $26.54 | $28.77 | $26.67 | 8.4% | 0.5% | $0.77 |
| Fourth Quarter | $26.66 | $28.63 | $26.06 | 7.4% | (2.3)% | $0.77 |
| **For the Year Ended December 31, 2022** | | | | | | |
| First Quarter | $26.13 | $31.75 | $27.88 | 21.5% | 6.7% | $0.78 |
| Second Quarter | $25.89 | $28.99 | $23.30 | 12.0% | (10.0)% | $0.73 |
| Third Quarter | $25.76 | $25.24 | $22.11 | (2.0)% | (14.2)% | $0.80 |
| Fourth Quarter | $25.93 | $24.68 | $22.35 | (4.8)% | (13.8)% | $0.60 |

| Period | Net Asset Value [1] | Price Range | | High Sales Price Premium (Discount) to Net Asset Value [2] | Low Sales Price Premium (Discount) to Net Asset Value [2] | Cash Dividend Per Share [3] |
|---|---|---|---|---|---|---|
| | | High | Low | | | |
| **For the Year Ended December 31, 2021** | | | | | | |
| Fourth Quarter ........................ | $26.27 | $37.64 | $27.63 | 43.3% | N/A | $0.53 |

(1) NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low closing sales prices. The NAV shown are based on outstanding shares at the end of the relevant quarter.

(2) Calculated as the respective high or low closing sales price less NAV, divided by NAV (in each case, as of the applicable quarter).

(3) Represents the dividend or distribution declared and payable in the relevant quarter.

**Stock Performance Graph**

This graph compares the stockholder return on our Common Shares from October 28, 2021 (the date our common stock commenced trading on the NYSE) to December 31, 2025, with that of the Standard & Poor's 500 Stock Index, Standard & Poor's 500 Financials Index, Standard & Poor's BDC Index and Morningstar LSTA Leveraged Loan Index. This graph assumes that on October 28, 2021, $100 was invested in our Common Shares, the Standard & Poor's 500 Stock Index, the Standard & Poor's 500 Financials Index, the Standard & Poor's BDC Index, and the Morningstar LSTA Leveraged Loan Index. The graph also assumes the reinvestment of all cash dividends prior to any tax effect. The graph and other information furnished under this Part II, Item 5 of this Annual Report on Form 10-K shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under, or to the liabilities of Section 18 of, the Exchange Act. The stock price performance included in the below graph is not necessarily indicative of future stock performance.

**COMPARISON OF CUMULATIVE TOTAL RETURN AMONG BLACKSTONE SECURED LENDING FUND, STANDARD & POOR'S 500 INDEX, STANDARD & POOR'S 500 FINANCIALS INDEX, STANDARD & POOR'S BDC INDEX AND MORNINGSTAR'S LSTA LEVERAGED LOAN INDEX**



**Item 6. (Reserved).**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

*This section of this Form 10-K generally discusses 2025 and 2024 items and year to year comparisons between 2025 and 2024. For the discussion of 2024 compared to 2023 see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2024, which specific discussion is incorporated herein by reference. The information contained in this section should be read in conjunction with the consolidated financial statements and notes thereto in Part II, Item 8 of this Form 10-K "Financial Statements and Supplementary Data." This discussion contains forward-looking statements and involves numerous risks, uncertainties, and other factors outside of the Company's control, including, but not limited to, those described in Part I, Item 1A of this Form 10-K "Risk Factors." Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" appearing elsewhere in this Form 10-K.*

**Overview and Investment Framework**

We are a Delaware statutory trust structured as a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, for U.S. federal income tax purposes, we elected to be treated as a RIC under the Code. We are managed by our Advisers. The Administrators will provide the administrative services necessary for us to operate.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation.

Under normal market conditions, we generally invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in secured debt investments and our portfolio is composed primarily of first lien senior secured and unitranche loans. To a lesser extent, we have and may continue to also invest in second lien, third lien, unsecured or subordinated loans and other debt and equity securities. In limited instances, we may retain the "last out" portion of a first-lien loan. In such cases, the "first out" portion of the first lien loan would receive priority with respect to payment over our "last out" position. In exchange for the higher risk of loss associated with such "last out" portion, we would earn a higher rate of interest than the "first out" position. We do not currently focus on investments in issuers that are distressed or in need of rescue financing.

## Key Components of Our Results of Operations

### Investments

We focus primarily on loans and securities, including syndicated loans, of private U.S. companies, which includes larger and middle market companies. In many market environments, we believe such a focus offers an opportunity for superior risk-adjusted returns.

Our level of investment activity (both the number of investments and the size of each investment) varies substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle market companies, the level of merger and acquisition activity for such companies, the general economic environment, trading prices of loans and other securities and the competitive environment for the types of investments we make.

### Revenues

We generate revenues in the form of interest income from the debt securities we hold and dividends. Our debt investments typically have a term of five to eight years and bear interest at floating rates on the basis of a benchmark such as SOFR, SONIA, etc. In some instances, we receive payments on our debt investments based on scheduled amortization of the outstanding balances. In addition, we may receive repayments of some of our debt investments prior to their scheduled maturity date. The frequency or volume of these repayments fluctuates significantly from period to period. Our portfolio activity also reflects the proceeds of sales of securities. In some cases, our investments may provide for deferred interest payments or PIK interest. The principal amount of loans and any accrued but unpaid interest generally become due at the maturity date.

In addition, we generate revenue from various fees in the ordinary course of business such as in the form of commitment, loan origination, structuring, consent, waiver, amendment, syndication and other miscellaneous fees, as well as fees for providing managerial assistance to our portfolio companies.

### Expenses

Except as specifically provided below, all investment professionals and staff of the Advisers, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Advisers. We bear all other costs and expenses of our operations, administration and transactions, including (a) investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement; (b) our allocable portion of compensation, overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrators in performing their administrative obligations under the Administration Agreements, including: (i) our chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals (including information technology professionals) at the Administrators that perform duties for us; and (iii) any internal audit group personnel of Blackstone or any of its affiliates; and (c) all other expenses of our operations, administrations and transactions.

From time to time, the Advisers, the Administrators or their respective affiliates may pay third-party providers of goods or services on our behalf. We will reimburse the Adviser, the Administrator or such affiliates thereof, the Adviser will reimburse the Sub-Adviser, the Administrator or such affiliates thereof, and the Administrator will reimburse the Sub-Administrator or such affiliates thereof, in each case, for any such amounts. From time to time, the Advisers or the Administrators may defer or waive fees or rights to be reimbursed. Pursuant to the Administration Agreement, the Company's allocable portion of the Administrator's rent and other occupancy costs are expenses of the Company. However, the Administrator and the Prior Administrator have not historically, and the Administrator does not currently, calculate the amount of rent and other occupancy costs allocable to the Company and the Administrator and Prior Administrator have not indicated an intention to seek reimbursement from the Company for such costs. Thus, the Company, the Administrator and the Prior Administrator, as applicable, treat any such rights to any reimbursement for rent and other occupancy costs for prior periods as having been waived pursuant to the terms of the Administration Agreement and the Prior Administration Agreement, as applicable, including for the years ended December 31, 2025, 2024 and 2023. Additionally, since the Company, the Administrator and the Prior Administrator treat any such right to reimbursement for rent and occupancy costs as having been waived pursuant to the terms of the Administration Agreement and the Prior Administration Agreement, as applicable, the Administrator and the Prior Administrator cannot recoup any such expenses. However, in future periods, the Administrator may choose to establish an allocation methodology to calculate these costs and seek reimbursement from the Company, in which case the Company will accrue and reimburse the Administrator for such costs for that period. All of the foregoing expenses will ultimately be borne by our shareholders.

Costs and expenses of the Administrators and the Advisers that are eligible for reimbursement by us will be reasonably allocated on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator in accordance with policies adopted by the Board.

**Portfolio and Investment Activity**

For the year ended December 31, 2025, we made $3,583.3 million aggregate principal amount of new investment commitments (including $966.7 million of which remained unfunded as of December 31, 2025), $3,471.9 million of which was first lien debt, $106.5 million of which was second lien debt, and $4.9 million of which was equity.

Our investment activity is presented below (information presented herein is at amortized cost unless otherwise indicated) (dollar amounts in thousands):

| | As of and for the year ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| **Investments:** | | | |
| Total investments, beginning of period . . . . . | $13,193,219 | $ 9,934,159 | $ 9,657,872 |
| New investments purchased . . . . . . . . . . . . . . | 3,269,203 | 3,942,742 | 1,483,303 |
| Payment-in-kind interest capitalized . . . . . . . | 101,088 | 82,958 | 51,558 |
| Net accretion of discount on investments . . . | 53,363 | 39,856 | 52,865 |
| Net realized gain (loss) on investments . . . . . | 10 | (18,977) | (6,205) |
| Investments sold or repaid . . . . . . . . . . . . . . | (2,228,916) | (787,519) | (1,305,234) |
| **Total investments, end of period** . . . . . . . . . | $14,387,967 | $13,193,219 | $ 9,934,159 |

|  | As of and for the year ended December 31, | | |
|  | 2025 | 2024 | 2023 |
| --- | --- | --- | --- |
| **Amount of investments funded at principal:** | | | |
| First lien debt | $ 3,191,940 | $ 3,868,764 | $ 1,481,290 |
| Second lien debt | 106,436 | 73,958 | — |
| Unsecured debt | — | 22,334 | 10,231 |
| Equity | 4,883 | 10,161 | 3,915 |
| **Total** | $ 3,303,259 | $ 3,975,217 | $ 1,495,436 |
| **Proceeds from investments sold or repaid:** | | | |
| First lien debt | $ (2,209,425) | $ (786,756) | $ (1,231,702) |
| Second lien debt | (3,462) | (271) | (7,351) |
| Unsecured debt | (1,953) | — | — |
| Equity | (14,076) | (492) | (66,181) |
| **Total** | $ (2,228,916) | $ (787,519) | $ (1,305,234) |
| Number of new investments in new portfolio companies | 64 | 95 | 29 |
| Average new investment commitment amount | $ 31,163 | $ 30,579 | $ 29,322 |
| Weighted average yield of new investments | 9.0% | 9.8% | 12.0% |
| Weighted average yield on investments fully sold or paid down | 10.2% | 11.9% | 11.1% |
| Number of portfolio companies | 316 | 276 | 196 |
| Weighted average yield on performing debt and income producing investments, at amortized cost [1][2] | 9.5% | 10.3% | 11.8% |
| Weighted average yield on performing debt and income producing investments, at fair value [1][2] | 9.6% | 10.4% | 12.0% |
| Average loan to value (LTV) [3] | 50.5% | 46.0% | 48.2% |
| Percentage of performing debt investments bearing a floating rate [5] | 99.6% | 99.8% | 99.9% |
| Percentage of performing debt investments bearing a fixed rate [5] | 0.4% | 0.2% | 0.1% |
| Percentage of assets on non-accrual, at amortized cost [4][6] | 0.6% | 0.3% | 0.0% |

(1) Computed as (a) the annual stated interest rate or yield plus the annual accretion of discounts or less the annual amortization of premiums, as applicable, on accruing debt included in such securities, divided by (b) total debt investments (at fair value or amortized cost, as applicable) included in such securities. Actual yields earned over the life of each investment could differ materially from the yields presented above.

(2) As of December 31, 2025, 2024 and 2023, the weighted average total portfolio yield at amortized cost was 9.4%, 10.2% and 11.8%, respectively. As of December 31, 2025, 2024 and 2023, the weighted average total portfolio yield at fair value was 9.5%, 10.3% and 11.8%, respectively.

(3) Includes all private debt investments for which fair value is determined by our Board in conjunction with a third-party valuation firm and excludes quoted assets. Average loan-to-value represents the net ratio of loan-to-value for each portfolio company, weighted based on the fair value of total applicable private debt

investments. Loan-to-value is calculated as the current total net debt through each respective loan tranche divided by the estimated enterprise value of the portfolio company as of the most recent quarter-end.

(4) Amount rounds to less than 0.1% for December 31, 2023.

(5) As a percentage of total fair value of performing debt investments. As of December 31, 2025, 2024 and 2023, performing debt investments bearing a floating rate represented 98.4%, 98.8% and 98.9%, respectively, of total investments at fair value.

(6) As a percentage of total amortized cost of investments. Investments on non-accrual represented 0.5%, 0.2% and less than 0.1% of total investments at fair value as of December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, our portfolio companies had a weighted average annual revenue of $829 million and $786 million, respectively, and weighted average annual EBITDA of $219 million and $198 million, respectively. These calculations include all private debt investments for which fair value is determined by the Board in conjunction with a third-party valuation firm and excludes quoted investments and asset-backed investments. Amounts are weighted based on the fair market value of each respective investment. Amounts were derived from the most recently available portfolio company financial statements, have not been independently verified by us, and may reflect a normalized or adjusted amount. Accordingly, we make no representation or warranty in respect of this information.

For additional information on our investments, see "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 4. Investments.*"

## Results of Operations

The following table represents the operating results (dollar amounts in thousands):

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Total investment income | $1,418,954 | $1,326,901 | $1,143,517 |
| Total expenses before tax expense | 662,908 | 604,782 | 472,817 |
| Net investment income before tax expense | 756,046 | 722,119 | 670,700 |
| Excise and other tax expense | 16,104 | 14,524 | 16,795 |
| Net investment income after tax expense | 739,942 | 707,595 | 653,905 |
| Net change in unrealized appreciation (depreciation), net of income tax (provision) benefit | (153,696) | (13,485) | (54,573) |
| Net realized gain (loss), net of tax expense | (22,791) | (13) | 12,619 |
| **Net increase (decrease) in net assets resulting from operations** | $ 563,455 | $ 694,097 | $ 611,951 |

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including acquisitions, the level of new investment commitments, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio. As a result, comparisons may not be meaningful.

*Investment Income*

Investment income was as follows (dollar amounts in thousands):

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Interest income | $1,311,703 | $1,240,343 | $1,089,044 |
| Payment-in-kind interest income | 103,180 | 82,652 | 47,076 |
| Dividend income | 1,068 | 243 | 387 |
| Other income | 3,003 | 3,663 | 7,010 |
| **Total investment income** | $1,418,954 | $1,326,901 | $1,143,517 |

Total investment income increased to $1.4 billion for the year ended December 31, 2025, an increase of $92.1 million, or 7%, compared to the year ended December 31, 2024. This was primarily attributable to an increase in the average investments, partially offset by lower weighted average yield on the portfolio compared to the year ended December 31, 2024. Average investments at fair value increased by 19% to $13,439.3 million for the year ended December 31, 2025, compared to $11,334.5 million for the year ended December 31, 2024.

Additionally, for the year ended December 31, 2025, we recorded $24.4 million of non-recurring interest income (e.g., prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts, etc.) as compared to $4.7 million in the prior year, primarily as a result of increased prepayments.

For the years ended December 31, 2025 and 2024, Payment-in-kind (**"PIK"**) interest income represented 7.3% and 6.2% of total investment income, respectively, and represented 13.9% and 11.7% of net investment income, respectively. We expect that PIK interest income will vary based on the elections of certain borrowers.

We expect that investment income will vary based on a variety of factors including the pace of our originations, repayments and changes in interest rates.

Elevated interest rates continued to favorably impact our investment income for the year ended December 31, 2025. Despite gradual decreases in interest rates during 2025, inflation has remained above the U.S. Federal Reserve's target level, and interest rates remain elevated. Following three consecutive rate cuts, the U.S. Federal Reserve held interest rates steady in January 2026 and noted, among other matters, that it would continue to assess and monitor incoming information in considering additional adjustments. Future decreases in benchmark interest rates may adversely impact our investment income. Conversely, future increases in benchmark interest rates and the resulting impacts to cost of capital have the potential to negatively impact the free cash flow and credit quality of certain borrowers which could impact their ability to make principal and interest payments. If such interest rate fluctuations occur concurrently with a period of economic weakness or a slowdown in growth, our borrowers' and our portfolio performance may be negatively impacted. Further, significant market dislocation as a result of changing economic conditions could limit the liquidity of certain assets traded in the credit markets, and this could impact our ability to sell such assets at attractive prices or in a timely manner.

*Expenses*

Expenses were as follows (dollar amounts in thousands):

|  | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
|  | **2025** | **2024** | **2023** |
| Interest expense | $ 381,641 | $ 326,133 | $ 266,420 |
| Management fees | 140,001 | 116,616 | 98,122 |
| Income based incentive fees | 126,673 | 150,096 | 134,230 |
| Capital gains based incentive fees | — | — | (5,506) |
| Professional fees | 4,911 | 4,654 | 6,077 |
| Board of Trustees' fees | 1,170 | 1,086 | 907 |
| Administrative service expenses | 3,494 | 2,643 | 2,250 |
| Other general and administrative expenses | 5,018 | 3,554 | 6,115 |
| **Total expenses before tax expense** | 662,908 | 604,782 | 508,615 |
| Management fees waived | — | — | (20,194) |
| Incentive fees waived | — | — | (15,604) |
| **Net expenses before tax expense** | 662,908 | 604,782 | 472,817 |
| **Net investment income before tax expense** | 756,046 | 722,119 | 670,700 |
| Excise and other tax expense | 16,104 | 14,524 | 16,795 |
| **Net investment income after tax expense** | $ 739,942 | $ 707,595 | $ 653,905 |

*Interest Expense*

Total interest expense increased to $381.6 million for the year ended December 31, 2025, an increase of $55.5 million or 17%, compared to the year ended December 31, 2024. This was primarily driven by an increase in our average principal of debt outstanding, partially offset by a decrease in our weighted average interest rate on our borrowings relative to the prior year.

The average principal of debt outstanding increased to $7,475.1 million for the year ended December 31, 2025 from $6,014.3 million in the prior year. Our weighted average interest rate (including unused fees, amortization of debt issuance costs (including premiums and discounts), and the impact of the application of hedge accounting and excluding amortization of deferred financing costs) decreased to 5.03% for the year ended December 31, 2025, from 5.32% for the prior year. Our weighted average all-in cost of debt (including unused fees, amortization of debt issuance costs (including premiums and discounts), amortization of deferred financing costs, and the impact of the application of hedge accounting) decreased to 5.11% for the year ended December 31, 2025 from 5.42% for the prior year.

*Management Fees*

Management fees increased to $140.0 million for the year ended December 31, 2025, an increase of $23.4 million, or 20%, compared to the year ended December 31, 2024, primarily due to an increase in average quarter-end gross assets. For the year ended December 31, 2025, our average quarter-end gross assets increased to $14,012.9 million, from $11,690.8 million for the year ended December 31, 2024.

*Income Based Incentive Fees*

Income based incentive fees decreased to $126.7 million for the year ended December 31, 2025 a decrease of $23.4 million, or 16%, compared to the year ended December 31, 2024, primarily due to the Incentive Fee Cap, which limits the total incentive fee payable to the Adviser for the year ended December 31, 2025. Pre-incentive fee net investment income increased to $866.6 million for the year ended December 31, 2025 from $857.7 million for the year ended December 31, 2024.

153

See "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements —Note 3. Agreements and Related Party Transactions*" for further information on the Advisory Agreements.

*Capital Gains Based Incentive Fees*

We accrued no capital gains based incentive fees for the years ended December 31, 2025 and 2024.

The accrual for any capital gains based incentive fee under GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reduction of previously recorded expense if such cumulative amount is less in the prior period. If such cumulative amount is negative, then there is no accrual.

*Other Expenses*

Total other expenses increased to $14.6 million for the year ended December 31, 2025, an increase of $2.7 million or 22% compared to the year ended December 31, 2024. This was primarily due to an increase in Other general and administrative expenses, Administrative service expenses and Professional fees.

Professional fees include legal, rating agencies, audit, tax, valuation, technology and other professional fees incurred related to the management of us. Administrative service fees represent fees paid to the Administrator for our allocable portion of overhead and other expenses incurred by the Administrators in performing their obligations under the Administration Agreements, including our allocable portion of the cost of certain of our executive officers, their respective staff and other non-investment professionals that perform duties for us. Other general and administrative expenses include insurance, filing, research, expenses payable to the State Street Sub-Administrator, subscriptions and other costs.

*Income Taxes, Including Excise Taxes*

We elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for and maintain tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of the sum of our investment company taxable income, as defined by the Code (without regard to the deduction for dividends paid), and net tax-exempt income for that taxable year.

Depending on the level of taxable income earned in a tax year, we may carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, we will accrue excise tax on estimated excess taxable income.

For the years ended December 31, 2025 and 2024, we accrued $16.1 million and $14.5 million, respectively, of U.S. federal excise tax.

BGSL Investments LLC ("**BGSL Investments**"), a wholly-owned and consolidated subsidiary that was formed in 2019, is a Delaware limited liability company which has elected to be treated as a corporation for U.S. tax purposes. As such, BGSL Investments is subject to certain U.S. federal, state and local taxes. For the years ended December 31, 2025 and 2024, BGSL Investments recorded an income tax provision of $2.3 million and $1.7 million, respectively.

As of December 31, 2025 and 2024, BGSL Investments recorded a deferred tax liability of $4.0 million and $1.7 million, respectively, which is included within Accrued expenses and other liabilities in the Consolidated Statements of Assets and Liabilities.

For the year ended December 31, 2025, BGSL Investments recorded a current tax expense of $0.6 million, which was substantially related to realized gains associated with the sale of an investment in a partnership interest. For the year ended December 31, 2024, BGSL Investments recorded no current tax expense.

### Net Unrealized Gain (Loss)

Net change in unrealized gain (loss) was comprised of the following (dollar amounts in thousands):

|  | For the Year Ended December 31, | | |
|---|---|---|---|
|  | 2025 | 2024 | 2023 |
| Net change in unrealized gain (loss) on investments | $(149,141) | $(14,182) | $(50,841) |
| Net change in unrealized gain (loss) on derivative instruments | (3,086) | 2,401 | — |
| Net change in unrealized gain (loss) on translation of assets and liabilities in foreign currencies | 852 | (48) | (3,732) |
| Income tax (provision) benefit | (2,321) | (1,656) | — |
| **Net change in unrealized appreciation (depreciation), net of income tax (provision) benefit** | $(153,696) | $(13,485) | $(54,573) |

For the year ended December 31, 2025, the net change in unrealized losses, net of income tax provision, was $153.7 million, as compared to $13.5 million for the same period in the prior year. The increase was primarily driven by unrealized losses on investments of $149.1 million, which were mainly attributable to declines in the fair value of certain debt investments. The fair value of our debt investments, as a percentage of principal, decreased by 0.8% for the year ended December 31, 2025, driven primarily by changes in certain portfolio company fundamentals and broader economic conditions.

In addition, we recognized unrealized losses of $3.1 million on derivative instruments, primarily resulting from fluctuations in the CAD, EUR, and GBP exchange rates vs. USD.

Partially offsetting these losses for the year ended December 31, 2025 were unrealized gains of $0.9 million on translation of assets and liabilities in foreign currencies, primarily attributable to fluctuations in the EUR, CAD, and GBP exchange rates vs. USD.

### Net Realized Gain (Loss)

The realized gains and losses on fully exited and partially exited investments comprised of the following (dollar amounts in thousands):

|  | For the Year Ended December 31, | | |
|---|---|---|---|
|  | 2025 | 2024 | 2023 |
| Net realized gain (loss) on investments | $ 10 | $(18,976) | $ (6,205) |
| Net realized gain (loss) on derivative instruments | (8,836) | 8,784 | — |
| Net realized gain (loss) on foreign currency transactions | (13,420) | 10,179 | 18,824 |
| Current tax expense on realized gains | (545) | — | — |
| **Net realized gain (loss), net of tax expense** | $(22,791) | $ (13) | $12,619 |

For the year ended December 31, 2025, the net realized loss, net of tax expense, was $22.8 million, as compared to less than $0.1 million for the same period in the prior year. The increase was primarily driven by realized losses of $13.4 million on foreign currency transactions, which were mainly attributable to fluctuations in the GBP, EUR, and SEK exchange rates vs. USD.

In addition, we recognized losses of $8.8 million on derivative instruments, primarily resulting from the settlement of our foreign currency derivative transactions, mainly USD vs. GBP and EUR forwards.

**Financial Condition, Liquidity and Capital Resources**

Our liquidity and capital resources are generated primarily from cash flows from interest, dividends and fees earned from our investments and principal repayments, our credit facilities, debt securitization transactions, and other secured and unsecured debt. We may also generate cash flow from operations, future borrowings and future offerings of securities including public or private issuances of debt or equity securities through both registered offerings and private offerings. The primary uses of our cash and cash equivalents are for (i) originating loans and purchasing senior secured debt investments, (ii) funding the costs of our operations (including fees paid to our Adviser and expense reimbursements paid to our Administrator), (iii) debt service, repayment and other financing costs of our borrowings and (iv) cash distributions to the holders of our Common Shares.

To facilitate public issuances of debt or equity securities, in July 2022, we filed a shelf registration statement with the SEC that was effective for a term of three years. In July 2025, we filed a new shelf registration statement with the SEC that is effective for a term of three years and expires in July 2028. The amount of securities to be issued pursuant to the shelf registration statement filed in July 2025 was not specified when it was filed and there is no specific dollar limit on the amount of securities we may issue. The securities covered by the registration statement filed in July 2025 include: (i) Common Shares; (ii) preferred shares; (iii) debt securities; (iv) subscription rights; and (v) warrants. The specifics of any future offerings, along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the time of any offering.

As of December 31, 2025 and December 31, 2024, our debt consisted of asset based leverage facilities, a revolving credit facility, unsecured note issuances and debt securitizations. We have and will continue to, from time to time, enter into additional credit facilities, increase the size of our existing credit facilities or issue further debt securities. Any such incurrence or issuance would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors. In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred stock, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred stock, is at least 150%. As of December 31, 2025 and December 31, 2024, we had an aggregate amount of $8.1 billion and $7.1 billion of senior securities outstanding, respectively, and our asset coverage ratio was 177.1% and 185.7%, respectively. We seek to carefully consider our unfunded commitments for the purpose of planning our ongoing financial leverage. Further, we maintain sufficient borrowing capacity within the 150% asset coverage limitation to cover any outstanding unfunded commitments we expect to be required to fund. From time to time we may also repurchase our outstanding debt. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material.

Cash and cash equivalents (excluding restricted cash) as of December 31, 2025, taken together with our $2.4 billion of unused capacity under our credit facilities (subject to borrowing base availability, $2.3 billion is available to borrow) is expected to be sufficient for our investing activities and to conduct our operations in the near term. Additionally, we held $107.1 million of Level 1 and Level 2 investments as of December 31, 2025.

Although we have historically been able to obtain sufficient borrowing capacity, a deterioration in economic conditions or any other negative economic developments could restrict our access to financing in the future. We

may not be able to find new financing for future investments or liquidity needs and, even if we are able to obtain such financing, such financing may not be on as favorable terms as we have previously obtained. These factors may limit our ability to make new investments and adversely impact our results of operations.

As of December 31, 2025, we had $289.6 million in cash and cash equivalents (including restricted cash). For the year ended December 31, 2025, cash used in operating activities was $458.7 million, primarily due to purchases of investments of $3.3 billion partially offset by sales of investments and principal repayments of $2.2 billion and an increase in net assets resulting from operations of $563.5 million. Cash provided by financing activities was $530.6 million during the year, which was primarily as a result of net borrowings on debt of $920.5 million and proceeds from the issuance of our Common Shares of $295.4 million partially offset by dividends paid in cash of $678.0 million.

### *Equity*

We also access liquidity through our "at-the-market" offering program (the "**ATM Program**"), pursuant to which we may sell, from time to time, additional Common Shares. During the year ended December 31, 2025, we sold Common Shares for net proceeds of $291.0 million through our ATM Program. As of December 31, 2025, $557.4 million of Common Shares were available for issuance under the ATM Program.

For additional information on our ATM Program, see "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements —Note 9. Net Assets.*"

### *Distributions*

The following table summarizes our distributions declared and payable for the year ended December 31, 2025 (dollar amounts in thousands except per share amounts):

| Date Declared | Record Date | Payment Date | Per Share Amount | Total Amount |
|---|---|---|---|---|
| February 26, 2025 ......... | March 31, 2025 | April 25, 2025 | $0.7700 | $175,421 |
| May 7, 2025 .............. | June 30, 2025 | July 25, 2025 | 0.7700 | 177,007 |
| August 6, 2025 ............ | September 30, 2025 | October 24, 2025 | 0.7700 | 177,837 |
| November 10, 2025 ........ | December 31, 2025 | January 23, 2026 | 0.7700 | 178,616 |
| **Total distributions** ........ | | | $3.0800 | $708,881 |

For the years ended December 31, 2025, 2024, and 2023, interest-related dividends represented 94.5%, 90.6% and 87.6%, of total dividends paid by the Company, respectively.

For the years ended December 31, 2025, 2024 and 2023, short-term capital gain dividends represented 0.0%, 0.0% and 0.0%, of total dividends paid by the Company, respectively.

For the years ended December 31, 2025, 2024, and 2023, capital gain dividends represented 0.0%, 3.8%, and 9.3%, of total dividends paid by the Company, respectively.

With respect to distributions, we have adopted an "opt out" dividend reinvestment plan (the **"DRIP"**) for shareholders. As a result, in the event of a declared cash distribution or other distribution, each shareholder that has not "opted out" of the DRIP will have their dividends or distributions automatically reinvested in additional shares rather than receiving cash distributions. Shareholders who receive distributions in the form of shares will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.

For additional information on our distributions and DRIP, see "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 9. Net Assets.*"

### Share Repurchase Plan

In February 2023, our Board authorized a share repurchase plan, under which we were authorized to repurchase up to $250 million in the aggregate of our outstanding Common Shares in the open market at prices below our NAV per share for a one-year term, in accordance with the guidelines specified in Rule 10b-18 of the Exchange Act (the **"2023 10b-18 Plan"**). The 2023 10b-18 Plan was not renewed and terminated by its terms on February 22, 2024.

In February 2026, our Board authorized a new share repurchase plan, under which we were authorized to repurchase up to $250 million in the aggregate of our outstanding Common Shares in the open market at prices below our NAV per share for a one-year term, in accordance with the guidelines specified in Rule 10b-18 of the Exchange Act (the **"2026 10b-18 Plan"**). The timing, manner, price and amount of any share repurchases under the 2026 10b-18 Plan will be determined by us, in our sole discretion, based upon the evaluation of economic and market conditions, stock price, applicable legal and regulatory requirements and other factors.

For additional information on our share repurchase plan, see "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 9. Net Assets.*"

### Borrowings

As of December 31, 2025 and December 31, 2024, we had an aggregate principal amount of $8.1 billion and $7.1 billion, respectively, of debt outstanding.

For additional information on our debt obligations, see "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 7. Borrowings.*"

### Interest Rate Swaps

We use interest rate swaps to mitigate interest rate risk associated with our fixed rate liabilities, and have designated certain interest rate swaps to be in a hedge accounting relationship.

See "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 2. Significant Accounting Policies—Derivative Instruments*" and "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 6. Derivatives*" for additional disclosure regarding our derivative instruments designated in a hedge accounting relationship.

### Off-Balance Sheet Arrangements

### Portfolio Company Commitments

Our investment portfolio contains and is expected to continue to contain debt investments which are in the form of lines of credit or delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of December 31, 2025, and December 31, 2024, we had unfunded commitments, including delayed draw term loans and revolvers with an aggregate principal amount of $1.8 billion and $1.7 billion, respectively.

Additionally, from time to time, the Advisers and their affiliates may commit to an investment on behalf of the investment vehicles they manage, including the Company. Certain terms of these investments are not finalized at the time of the commitment and each respective investment vehicle's allocation may change prior to the date of funding. In this regard, as of December 31, 2025 and December 31, 2024, we estimate that $151.8 million and $162.3 million, respectively, of investments were committed but not yet funded.

### Other Commitments and Contingencies

From time to time, we may become a party to certain legal proceedings incidental to the normal course of our business. As of December 31, 2025, management is not aware of any material pending legal proceedings.

### Related-Party Transactions

We have entered into a number of business relationships with affiliated or related parties, including the following:

- the Investment Advisory Agreement;

- the Sub-Advisory Agreement; and

- the Administration Agreement.

In addition to the aforementioned agreements, we, Blackstone, our Advisers and certain of their affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by our Advisers, Blackstone or their affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions, as well as regulatory requirements and other pertinent factors.

In the ordinary course of the Company's business, the Company and its subsidiaries may buy loans from and sell loans to other investors, including QIA FIG Glass Holding Limited or its subsidiaries (**"QIA"**), on an arm's-length basis. As a result of its ownership of more than 5% of the Company's Common Shares, QIA is considered to be a "related person." For the year ended December 31, 2025, there were no reportable related party transactions. For the year ended December 31, 2024, we purchased a loan from QIA with a par value of $3.4 million for a total cash purchase price based on then-current fair value (at the time of purchase) of $3.4 million.

See "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3. Agreements and Related Party Transactions.*"

### Recent Developments

#### Macroeconomic Environment

The year ended December 31, 2025 was characterized by volatility and uncertainty in global markets, driven by investor concerns over inflation, elevated interest rates, ongoing political and regulatory uncertainty, including shifts in U.S. trade policy and the imposition of new tariffs, as well as geopolitical instability stemming from the armed conflicts in Ukraine and the Middle East.

Tariff announcements in the U.S. and ongoing global trade negotiations have contributed to significant uncertainty and volatility of debt and equity markets. Gradual decreases in interest rates during 2025, coupled with resilience in the U.S. economy, contributed to improved investor sentiment, stronger capital markets and increased transaction activity toward the end of 2025. Nevertheless, inflation has remained above the U.S. Federal Reserve's target level and interest rates remain elevated relative to the interest rate environment prior to the inflationary spike in 2022-2023. Following three consecutive rate cuts, the U.S. Federal Reserve held interest rates steady in January 2026 and noted, among other matters, that it would continue to assess and monitor incoming information in considering additional adjustments. While our business model benefits from elevated interest rates which, all else being equal, correlate to increases in our net income, higher borrowing costs may strain our existing portfolio companies, potentially leading to nonperformance. Rising interest rates can dampen consumer spending and slow corporate profit growth, negatively impacting our portfolio companies, particularly those vulnerable to economic downturns or recessions. While further interest rate hikes are not expected at this time, any renewed increases could lead to a rise in non-performing assets and decline in portfolio value if

investment write-downs become necessary. Additionally, adverse economic conditions may erode the value of collateral securing some of our loans and reduce the value of our equity investments. It remains difficult to predict the full impact of recent and any future changes with respect to interest rates or inflation.

Further contributing to economic uncertainty, the current U.S. presidential administration taken substantial actions with respect to international trade policy, including seeking to renegotiate certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries. The U.S. government has also imposed, and may in the future impose further, tariffs on certain foreign goods. Some foreign governments, have threatened or instituted retaliatory tariffs on certain U.S. goods. In February 2026, the U.S. Supreme Court ruled that many of the tariffs recently imposed by the U.S. government exceeded its authority, thereby invalidating many, but not all, of such tariffs. Subsequent to the U.S. Supreme Court's ruling, the U.S. presidential administration raised potential alternative means through which the administration could impose tariffs. Such uncertainty and/or tariffs or counter-measures could further increase costs, decrease margins, reduce the competitiveness of products and services offered by our portfolio companies and adversely affect the revenues and profitability of our portfolio companies whose businesses rely on imported goods. Meanwhile, substantial reductions in government spending could negatively affect certain of our portfolio companies that rely on government contracts, destabilize the U.S. government contracting market and harm our ability to generate expected returns. Additionally, changes in the regulation or enforcement of bank lending and capital requirements could have material and adverse effects on the private credit market. In light of these developments, there can be no assurances that political and regulatory conditions will not worsen and adversely affect the Company, its portfolio companies or their respective financial performance.

## Critical Accounting Estimates

The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies and estimates should be read in connection with our risk factors described in *"Item 1A. Risk Factors."*

The Company is required to report its investments, including those for which current market values are not readily available, at fair value in accordance with ASC 820, which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date, and Rule 2a-5 under the 1940 Act.

Fair value is based on observable market prices or parameters or derived from such prices or parameters when such quotations are readily available. In accordance with Rule 2a-5 under the 1940 Act, a market quotation is "readily available" only when it is a quoted price (unadjusted) in active markets for identical instruments that a fund can access at the measurement date, provided that such a quotation is not considered to be readily available if it is not reliable. To assess the continuing appropriateness of pricing sources and methodologies, the Advisers regularly perform price verification procedures and issue challenges, as necessary, to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Advisers do not adjust the prices unless they have a reason to believe market quotations are not reflective of the fair value of an investment. Examples of events that would cause market quotations to not reflect fair value could include cases when a security trades infrequently or not at all, causing a quoted purchase or sale price to become stale, or in the event of a "fire sale" by a distressed seller. All price overrides require approval from the Board.

Where prices or inputs are not available or, in the judgment of the Board are not reliable, valuation techniques based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available are valued at fair value as determined in good faith by the Board, based on, among other things, the input of the Advisers, the Audit Committee and independent valuation firms engaged on the recommendation of the Advisers and at the direction of the

Board. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments' complexity.

The Board undertakes a multi-step valuation process each quarter in connection with determining the fair value of the Company's investments for which reliable market quotations are not readily available, or are available but deemed not reflective of the fair value of an investment, which includes, among other procedures, the following:

- the valuation process begins with each investment being preliminarily valued by the Advisers' valuation team in conjunction with the Advisers' investment professionals responsible for each portfolio investment;

- in addition, independent valuation firms engaged by the Board prepare quarter-end valuations of such investments except de minimis investments, as determined by the Advisers. The independent valuation firms provide a final range of values on such investments to the Board and the Advisers. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

- the Advisers' valuation committee reviews each valuation recommendation to confirm they have been calculated in accordance with the valuation policy and compares such valuations to the independent valuation firms' valuation ranges to ensure the Advisers' valuations are reasonable;

- the Advisers' valuation committee makes valuation recommendations to the Audit Committee;

- the Audit Committee reviews the valuation recommendations made by the Advisers' valuation committee, including the independent valuation firms' quarterly valuations, and once approved, recommends them for approval by the Board; and

- the Board reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith based on the input of the Audit Committee, the Advisers' valuation committee and, where applicable, the independent valuation firms and other external service providers.

Valuation of each of our investments will generally be made, as described above, as of the end of each fiscal quarter. In cases where the Company determines its net asset value ("**NAV**") at times other than a quarter-end, the Company updates the value of securities with market quotations to the most recent market quotation. For securities without market quotations, non-quarterly valuations will generally be the most recent quarterly valuation unless the Advisers determine that a significant observable change has occurred since the most recent quarter-end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Advisers determine such a change has occurred with respect to one or more investments, the Advisers will determine whether to update the value for each relevant investment using a range of values from an independent valuation firm, where applicable, in accordance with the Company's valuation policy, pursuant to authority delegated by the Board.

As part of the valuation process, the Board takes into account relevant factors in determining the fair value of the Company's investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company's ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company's securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Board with the assistance of the Advisers, the Audit Committee and independent valuation firms, considers whether the pricing indicated by the external event corroborates its valuation.

The Board has and will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of the Company's portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, and the Board may reasonably rely on that assistance. However, the Board is responsible for the ultimate valuation of the portfolio investments at fair value as determined in good faith pursuant to the Company's valuation policy and a consistently applied valuation process.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

Uncertainty with respect to the economic conditions has introduced significant volatility in the financial markets, and the effect of the volatility could materially impact our market risks. We are subject to financial market risks, including valuation risk and interest rate risk.

**Valuation Risk**

We have invested, and plan to continue to invest, primarily in illiquid debt and equity securities of private companies. Most of our investments will not have a readily available market price, and we value these investments at fair value as determined in good faith by our Board, based on, among other things, the input of the Advisers, our Audit Committee and independent third-party valuation firms engaged on the recommendation of the Advisers and at the direction of the Board, and in accordance with our valuation policy. There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from the amounts presented and such differences could be material.

**Interest Rate Risk**

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. We intend to fund portions of our investments with borrowings, and at such time, our net investment income will be affected by the difference between the rate at which we invest and the rate at which we borrow. Accordingly, we cannot assure shareholders that a significant change in market interest rates will not have a material adverse effect on our net investment income.

In a declining interest rate environment, the difference between the total interest income earned on interest earning assets and the total interest expense incurred on interest bearing liabilities may be compressed, reducing our net income and potentially adversely affecting our operating results. Conversely, in a rising interest rate environment, such difference could potentially increase thereby increasing our net income as indicated per the table below.

As of December 31, 2025, 99.6% of our performing debt investments based on fair value in our portfolio were at floating rates. Based on our Consolidated Statements of Assets and Liabilities as of December 31, 2025, the following table shows the annualized impact on net income of hypothetical base rate changes in interest rates (considering interest rate floors and ceilings for floating rate instruments assuming no changes in our investment and borrowing structure) (dollar amounts in thousands):

| | Interest Income | Interest Expense | Net Income [1] |
|---|---|---|---|
| Up 300 basis points . . . . . . . . . . | $ 430,132 | $(92,881) | $ 337,251 |
| Up 200 basis points . . . . . . . . . . | $ 286,754 | $(61,920) | $ 224,834 |
| Up 100 basis points . . . . . . . . . . | $ 143,377 | $(30,960) | $ 112,417 |
| Down 100 basis points . . . . . . . . | $(143,263) | $ 30,960 | $(112,303) |
| Down 200 basis points . . . . . . . . | $(285,317) | $ 61,920 | $(223,397) |
| Down 300 basis points . . . . . . . . | $(401,751) | $ 92,881 | $(308,870) |

(1) Excludes the impact of incentive fees. See "*Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3. Agreements and Related Party Transactions*" for further information.

We may in the future hedge against interest rate fluctuations by using hedging instruments such as additional interest rate swaps, futures, options and forward contracts. While hedging activities may mitigate our exposure to adverse fluctuations in interest rates, certain hedging transactions that we may enter into in the future, such as interest rate swap agreements, may also limit our ability to participate in the benefits of changes in interest rates with respect to our portfolio investments.

**Item 8. Financial Statements and Supplementary Data.**

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Trustees of Blackstone Secured Lending Fund

## Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of Blackstone Secured Lending Fund and subsidiaries (the "Company"), including the consolidated schedules of investments, as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in net assets, and cash flows, for each of the three years in the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations, changes in net assets, and cash flows for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2025 and 2024, by correspondence with the custodian, loan agents, and borrowers; when replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

**Investments – Level 3 Fair Value Measurements – Refer to Footnote 2 and 5 in the financial statements**

*Critical Audit Matter Description*

As described in Note 5 to the financial statements, the Company held $14,100,239 thousand of investments classified as level 3 fair value measurements as of December 31, 2025. These investments include illiquid secured debt and unlisted equity securities. The valuation approaches used are based on the facts and circumstances of the underlying investments and involve estimates relating to unobservable valuation inputs.

We identified the valuation of level 3 investments as a critical audit matter given the judgments involved in estimating fair value, including the selection of valuation approaches and development of unobservable inputs. This required a high degree of auditor judgment and extensive audit effort, including the need to involve fair value specialists.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the valuation of level 3 investments included the following, among others:

- We tested the design, implementation, and operating effectiveness of controls over the valuation of level 3 investments, including those over the selection of valuation methodologies and development of unobservable inputs.

- We evaluated the appropriateness of the valuation approaches used for level 3 investments.

- For select investments, we tested management's process for estimating fair value, including evaluating the unobservable valuation inputs by comparison to external sources.

- For select investments, we developed our own independent estimate of the fair value and compared our estimate to management's estimate.

- For select investments, we used the assistance of our fair value specialists.

- We evaluated the impact of current market events and conditions on the valuation methodologies and unobservable inputs.

/s/ DELOITTE & TOUCHE LLP

New York, New York

February 25, 2026

We have served as the Company's auditor since 2018.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Trustees of Blackstone Secured Lending Fund

## Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Blackstone Secured Lending Fund and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 25, 2026, expressed an unqualified opinion on those consolidated financial statements.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York

February 25, 2026

**Blackstone Secured Lending Fund**
**Consolidated Statements of Assets and Liabilities**
**(in thousands, except share and per share amounts)**

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **ASSETS** | | |
| Investments at fair value | | |
| Non-controlled/non-affiliated investments (cost of $14,349,416 and $13,166,677, respectively) | $14,167,499 | $13,063,171 |
| Non-controlled/affiliated investments (cost of $38,551 and $26,542, respectively) | 39,795 | 29,347 |
| Total investments at fair value (cost of $14,387,967 and $13,193,219, respectively) | 14,207,294 | 13,092,518 |
| Cash and cash equivalents (restricted cash of $89,406 and $2,499, respectively) | 289,605 | 229,606 |
| Interest receivable from non-controlled/non-affiliated investments | 105,695 | 112,046 |
| Interest receivable from non-controlled/affiliated investments | 10 | 6 |
| Receivable from broker | 11,286 | 4,807 |
| Deferred financing costs | 19,753 | 21,865 |
| Receivable for investments | 3,187 | 2,976 |
| Receivable for shares sold | — | 4,405 |
| Derivative assets at fair value (Note 6) | 19,633 | 3,995 |
| **Total assets** | $14,656,463 | $13,472,224 |
| **LIABILITIES** | | |
| Debt (net of unamortized debt issuance costs of $39,900 and $34,877, respectively) | $ 8,080,129 | $ 7,056,091 |
| Payable for investments | 2,172 | 19,277 |
| Due to affiliates | 4,817 | 7,112 |
| Management fees payable (Note 3) | 36,141 | 32,305 |
| Income based incentive fees payable (Note 3) | 26,400 | 38,708 |
| Capital gains based incentive fees payable (Note 3) | — | — |
| Interest payable | 61,952 | 53,958 |
| Distribution payable (Note 9) | 178,616 | 170,751 |
| Board of Trustees' fees payable | 289 | 289 |
| Accrued expenses and other liabilities | 20,772 | 17,212 |
| **Total liabilities** | 8,411,288 | 7,395,703 |
| Commitments and contingencies (Note 8) | | |
| **NET ASSETS** | | |
| Common Shares, $0.001 par value (unlimited shares authorized; 231,969,058 and 221,892,184 shares issued and outstanding, respectively) | 232 | 222 |
| Additional paid in capital | 6,047,750 | 5,749,762 |
| Distributable earnings (loss) | 197,193 | 326,537 |
| **Total net assets** | 6,245,175 | 6,076,521 |
| **Total liabilities and net assets** | $14,656,463 | $13,472,224 |
| **NET ASSET VALUE PER SHARE** | $ 26.92 | $ 27.39 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Blackstone Secured Lending Fund
## Consolidated Statements of Operations
### (in thousands, except share and per share amounts)

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| **Investment income:** | | | |
| From non-controlled/non-affiliated investments: | | | |
| Interest income | $ 1,310,299 | $ 1,239,915 | $ 1,089,044 |
| Payment-in-kind interest income | 101,389 | 81,388 | 47,076 |
| Dividend income | 1,068 | 243 | 387 |
| Other income | 3,003 | 3,663 | 7,010 |
| From non-controlled/affiliated investments: | | | |
| Interest income | 1,404 | 428 | — |
| Payment-in-kind interest income | 1,791 | 1,264 | — |
| **Total investment income** | 1,418,954 | 1,326,901 | 1,143,517 |
| **Expenses:** | | | |
| Interest expense | 381,641 | 326,133 | 266,420 |
| Management fees (Note 3) | 140,001 | 116,616 | 98,122 |
| Income based incentive fees (Note 3) | 126,673 | 150,096 | 134,230 |
| Capital gains based incentive fees (Note 3) | — | — | (5,506) |
| Professional fees | 4,911 | 4,654 | 6,077 |
| Board of Trustees' fees | 1,170 | 1,086 | 907 |
| Administrative service expenses (Note 3) | 3,494 | 2,643 | 2,250 |
| Other general and administrative expenses | 5,018 | 3,554 | 6,115 |
| **Total expenses before tax expense** | 662,908 | 604,782 | 508,615 |
| Management fees waived (Note 3) | — | — | (20,194) |
| Incentive fees waived (Note 3) | — | — | (15,604) |
| **Net expenses before tax expense** | 662,908 | 604,782 | 472,817 |
| **Net investment income before tax expense** | 756,046 | 722,119 | 670,700 |
| Excise and other tax expense | 16,104 | 14,524 | 16,795 |
| **Net investment income after tax expense** | 739,942 | 707,595 | 653,905 |
| **Realized and unrealized gain (loss):** | | | |
| Net change in unrealized appreciation (depreciation): | | | |
| Non-controlled/non-affiliated investments | (147,579) | (11,241) | (36,685) |
| Non-controlled/affiliated investments | (1,562) | (2,941) | (14,156) |
| Derivative instruments (Note 6) | (3,086) | 2,401 | — |
| Translation of assets and liabilities in foreign currencies | 852 | (48) | (3,732) |
| Income tax (provision) benefit | (2,321) | (1,656) | — |
| **Net change in unrealized appreciation (depreciation), net of income tax (provision) benefit** | (153,696) | (13,485) | (54,573) |
| Net realized gain (loss): | | | |
| Non-controlled/non-affiliated investments | $ 10 | $ (18,976) | $ (14,488) |
| Non-controlled/affiliated investments | — | — | 8,283 |
| Derivative instruments (Note 6) | (8,836) | 8,784 | — |
| Foreign currency transactions | (13,420) | 10,179 | 18,824 |
| Current tax expense on realized gains | (545) | — | — |
| **Net realized gain (loss), net of tax expense** | (22,791) | (13) | 12,619 |
| **Net realized and change in unrealized gain (loss)** | (176,487) | (13,498) | (41,954) |
| **Net increase (decrease) in net assets resulting from operations** | $ 563,455 | $ 694,097 | $ 611,951 |
| Net investment income per share (basic and diluted) | $ 3.23 | $ 3.51 | $ 3.90 |
| Earnings (loss) per share (basic and diluted) | $ 2.46 | $ 3.45 | $ 3.65 |
| Weighted average shares outstanding (basic and diluted) | 229,162,028 | 201,372,008 | 167,615,433 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Blackstone Secured Lending Fund
## Consolidated Statements of Changes in Net Assets
### (in thousands)

| | Par Amount | Additional Paid in Capital | Distributable Earnings (Loss) | Total Net Assets |
|---|---|---|---|---|
| **Balance, December 31, 2022** | $160 | $4,033,113 | $ 125,693 | $4,158,966 |
| Issuance of Common Shares, net of offering and underwriting costs | 25 | 665,235 | — | 665,260 |
| Reinvestment of dividends | 1 | 20,650 | — | 20,651 |
| Net investment income after tax expense | — | — | 653,905 | 653,905 |
| Net change in unrealized appreciation (depreciation), net of income tax (provision) benefit | — | — | (54,573) | (54,573) |
| Net realized gain (loss), net of tax expense | — | — | 12,619 | 12,619 |
| Dividends declared and payable from net investment income | — | — | (504,787) | (504,787) |
| Tax reclassification of shareholders' equity in accordance with GAAP | — | (17,171) | 17,171 | — |
| **Balance, December 31, 2023** | 186 | 4,701,827 | 250,028 | 4,952,041 |
| Issuance of Common Shares, net of offering and underwriting costs | 35 | 1,041,397 | — | 1,041,432 |
| Reinvestment of dividends | 1 | 21,062 | — | 21,063 |
| Net investment income after tax expense | — | — | 707,595 | 707,595 |
| Net change in unrealized appreciation (depreciation), net of income tax (provision) benefit | — | — | (13,485) | (13,485) |
| Net realized gain (loss), net of tax expense | — | — | (13) | (13) |
| Dividends declared and payable from net investment income | — | — | (632,112) | (632,112) |
| Tax reclassification of shareholders' equity in accordance with GAAP | — | (14,524) | 14,524 | — |
| **Balance, December 31, 2024** | 222 | 5,749,762 | 326,537 | 6,076,521 |
| Issuance of Common Shares, net of offering and underwriting costs | 9 | 291,032 | — | 291,041 |
| Reinvestment of dividends | 1 | 23,038 | — | 23,039 |
| Net investment income after tax expense | — | — | 739,942 | 739,942 |
| Net change in unrealized appreciation (depreciation), net of income tax (provision) benefit | — | — | (153,696) | (153,696) |
| Net realized gain (loss), net of tax expense | — | — | (22,791) | (22,791) |
| Dividends declared and payable from net investment income | — | — | (708,881) | (708,881) |
| Tax reclassification of shareholders' equity in accordance with GAAP | — | (16,082) | 16,082 | — |
| **Balance, December 31, 2025** | $232 | $6,047,750 | $ 197,193 | $6,245,175 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Blackstone Secured Lending Fund
## Consolidated Statements of Cash Flows
### (in thousands)

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| **Cash flows from operating activities:** | | | |
| Net increase (decrease) in net assets resulting from operations ...... | $ 563,455 | $ 694,097 | $ 611,951 |
| Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities: | | | |
| Net change in unrealized (appreciation) depreciation on investments ....................................... | 149,141 | 14,182 | 50,841 |
| Net change in unrealized (appreciation) depreciation on derivative instruments ................................. | 3,086 | (2,401) | — |
| Net change in unrealized (appreciation) depreciation on translation of assets and liabilities in foreign currencies ..... | (852) | (567) | 3,732 |
| Net realized (gain) loss on investments .................... | (10) | 18,976 | 6,205 |
| Net change due to hedging activity ....................... | (780) | (851) | — |
| Net realized (gain) loss on foreign currency transactions ....... | 13,420 | — | — |
| Net accretion of discount and amortization of premium ........ | (53,363) | (39,856) | (52,865) |
| Payment-in-kind interest capitalized ...................... | (101,088) | (82,958) | (51,558) |
| Amortization of deferred financing costs ................... | 5,684 | 6,101 | 5,471 |
| Amortization of original issue discount and debt issuance costs (including premiums and discounts) ..................... | 15,238 | 9,899 | 9,336 |
| Purchases of investments .............................. | (3,269,203) | (3,942,742) | (1,483,303) |
| Proceeds from sale of investments and principal repayments ... | 2,228,916 | 787,519 | 1,305,234 |
| Changes in operating assets and liabilities: | | | |
| Interest receivable ................................... | 6,347 | (18,476) | 4,298 |
| Receivable for investments ............................. | (211) | (1,681) | 47,974 |
| Derivative instruments, net ............................. | 4,360 | (3,995) | — |
| Receivable from broker ................................ | (6,479) | (4,807) | — |
| Payable for investments ............................... | (17,105) | 10,711 | (11,707) |
| Due to affiliates .................................... | (2,295) | (1,813) | (1,884) |
| Management fees payable ............................... | 3,836 | 9,271 | 4,439 |
| Income based incentive fees payable ..................... | (12,308) | 4,335 | 9,600 |
| Capital gains based incentive fees payable ................. | — | — | (5,506) |
| Interest payable ..................................... | 7,994 | 14,078 | (5,409) |
| Accrued expenses and other liabilities .................... | 3,560 | 4,684 | 11,966 |
| **Net cash provided by (used in) operating activities** ............. | (458,657) | (2,526,294) | 458,815 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**Blackstone Secured Lending Fund**
**Consolidated Statements of Cash Flows**
**(in thousands)**

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| **Cash flows from financing activities:** | | | |
| Borrowings on debt | $ 2,843,708 | $ 3,616,061 | $ 1,440,343 |
| Repayments on debt | (1,923,231) | (1,450,983) | (2,091,209) |
| Deferred financing costs paid | (3,558) | (11,493) | (8,589) |
| Debt issuance costs paid | (3,780) | (5,156) | — |
| Dividends paid in cash | (677,978) | (583,351) | (437,966) |
| Proceeds from issuance of Common Shares, net of offering and underwriting costs | 295,447 | 1,037,027 | 665,260 |
| **Net cash provided by (used in) financing activities** | 530,608 | 2,602,105 | (432,161) |
| **Net increase (decrease) in cash and cash equivalents** | 71,951 | 75,811 | 26,654 |
| Effect of foreign exchange rate changes on cash and cash equivalents | (11,952) | (1,062) | (3,069) |
| Cash and cash equivalents (including restricted cash), beginning of period | 229,606 | 154,857 | 131,272 |
| **Cash and cash equivalents (including restricted cash), end of period** | $ 289,605 | $ 229,606 | $ 154,857 |
| **Supplemental information and non-cash activities:** | | | |
| Interest paid during the period | $ 353,478 | $ 297,469 | $ 256,478 |
| Distribution payable | 178,616 | 170,751 | 143,052 |
| Reinvestment of distributions during the period | 23,039 | 21,063 | 20,651 |
| Accrued but unpaid debt issuance costs | 525 | 1,075 | — |
| Receivable for shares sold | — | 4,405 | — |
| Excise and other taxes paid | 15,076 | 11,430 | 5,245 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt** | | | | | | | | | |
| **First Lien Debt - non-controlled/non-affiliated** | | | | | | | | | |
| **Aerospace & Defense** | | | | | | | | | |
| Aevex Holdings, LLC | (4)(11) | SOFR + 6.00% | 9.82% | 4/30/2024 | 3/18/2028 | $ 46,833 | $ 46,781 | $ 46,598 | 0.75% |
| Aevex Holdings, LLC | (4)(11) | SOFR + 6.00% | 9.82% | 3/17/2020 | 3/18/2028 | 107,946 | 107,869 | 107,406 | 1.72 |
| Corfin Holdings, Inc. | (4)(10) | SOFR + 5.25% | 9.07% | 2/5/2020 | 12/27/2027 | 261,290 | 260,279 | 261,290 | 4.18 |
| Corfin Holdings, Inc. | (4)(5)(10) | SOFR + 5.25% | 9.07% | 1/10/2025 | 12/27/2027 | 1,564 | 1,554 | 1,564 | 0.03 |
| Fastener Distribution Holdings, LLC | (4)(10) | SOFR + 4.75% | 8.42% | 10/31/2024 | 11/4/2031 | 30,705 | 30,449 | 30,705 | 0.49 |
| Fastener Distribution Holdings, LLC | (4)(7)(10) | SOFR + 4.75% | 8.42% | 10/31/2024 | 11/4/2031 | 4,458 | 4,392 | 4,458 | 0.07 |
| Frontgrade Technologies Holdings, Inc. | (4)(5)(7)(10) | SOFR + 5.25% | 9.13% (incl. 1.50% PIK) | 1/9/2023 | 1/9/2030 | 2,405 | 2,361 | 2,355 | 0.04 |
| Frontgrade Technologies Holdings, Inc. | (4)(5)(10) | SOFR + 5.25% | 9.12% (incl. 1.50% PIK) | 3/18/2025 | 1/9/2030 | 354 | 351 | 347 | 0.01 |
| Frontgrade Technologies Holdings, Inc. | (4)(5)(10) | SOFR + 5.00% | 8.94% | 7/7/2025 | 1/9/2030 | 92 | 92 | 90 | 0.00 |
| Horizon CTS Buyer, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 8.42% | 3/28/2025 | 3/29/2032 | 1,298 | 1,285 | 1,291 | 0.02 |
| MAG DS Corp. | (11) | SOFR + 5.50% | 9.27% | 4/1/2020 | 4/1/2027 | 78,684 | 77,251 | 78,610 | 1.26 |
| Magneto Components BuyCo, LLC | (4)(7)(10) | SOFR + 6.00% | 9.67% | 12/5/2023 | 12/5/2030 | 33,602 | 32,936 | 33,308 | 0.53 |
| West Star Aviation Acquisition, LLC | (4)(5)(10) | SOFR + 4.50% | 8.22% | 5/20/2025 | 5/20/2032 | 2,147 | 2,132 | 2,147 | 0.03 |
| West Star Aviation Acquisition, LLC | (4)(5)(7)(10) | SOFR + 4.50% | 8.22% | 5/20/2025 | 5/20/2032 | 255 | 251 | 255 | 0.00 |
| | | | | | | | 567,983 | 570,424 | 9.13 |
| **Air Freight & Logistics** | | | | | | | | | |
| AGI-CFI Holdings, Inc. | (4)(10) | SOFR + 4.75% | 8.57% | 6/11/2021 | 6/11/2027 | 93,442 | 92,974 | 93,442 | 1.50 |
| AGI-CFI Holdings, Inc. | (4)(5)(10) | SOFR + 4.75% | 8.57% | 3/19/2025 | 6/11/2027 | 6,087 | 6,068 | 6,087 | 0.10 |
| ENV Bidco, AB | (4)(5)(6)(10) | SOFR + 5.00% | 8.69% | 12/12/2024 | 7/27/2029 | 1,115 | 1,103 | 1,115 | 0.02 |
| ENV Bidco, AB | (4)(5)(6)(7)(8) | E + 5.00% | 7.02% | 12/12/2024 | 7/27/2029 EUR | 1,337 | 1,355 | 1,567 | 0.03 |
| Mode Purchaser, Inc. | (4)(11) | SOFR + 6.25% | 10.24% | 12/9/2019 | 12/9/2027 | 138,170 | 137,787 | 125,734 | 2.01 |
| Mode Purchaser, Inc. | (4)(11) | SOFR + 6.25% | 10.24% | 2/4/2022 | 12/9/2027 | 3,944 | 3,909 | 3,589 | 0.06 |
| R1 Holdings, LLC | (4)(5)(7)(11) | SOFR + 6.25% | 9.95% | 12/30/2022 | 12/29/2028 | 1,320 | 1,301 | 1,260 | 0.02 |
| RWL Holdings, LLC | (4)(10) | SOFR + 5.75% | 9.57% | 12/13/2021 | 12/31/2028 | 29,708 | 29,455 | 27,628 | 0.44 |
| SEKO Global Logistics Network, LLC | (4)(5)(11) | SOFR + 7.00% | 10.82% PIK | 11/27/2024 | 5/27/2030 | 2,097 | 2,096 | 2,097 | 0.03 |
| SEKO Global Logistics Network, LLC | (4)(5)(11) | SOFR + 10.00% | 13.82% PIK | 11/27/2024 | 11/27/2029 | 697 | 689 | 697 | 0.01 |
| SEKO Global Logistics Network, LLC | (4)(5)(7)(11) | SOFR + 10.50% | 14.36% (incl. 9.50% PIK) | 11/10/2025 | 11/27/2029 | 162 | 162 | 162 | 0.00 |
| | | | | | | | 276,899 | 263,378 | 4.22 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | | Cost [3] | | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | | | |
| **Auto Components** | | | | | | | | | | | |
| Dellner Couplers Group, AB | (5)(6)(8) | E + 5.43% | 7.32% | 6/20/2024 | 6/18/2029 | EUR | 1,000 | $ | 1,066 | $ 1,179 | 0.02% |
| **Biotechnology** | | | | | | | | | | | |
| Axsome Therapeutics, Inc. | (4)(5)(6)(10) | SOFR + 4.75% | 8.42% | 5/6/2025 | 5/8/2030 | $ | 11,740 | | 11,638 | 11,740 | 0.19 |
| Axsome Therapeutics, Inc. | (4)(5)(6)(7)(10) | SOFR + 4.00% | 7.69% | 5/6/2025 | 5/8/2030 | | 6,848 | | 6,818 | 6,848 | 0.11 |
| MannKind Corp. | (4)(6)(7)(14) | SOFR + 4.75% | 8.53% | 8/6/2025 | 8/6/2030 | | 138,898 | | 136,595 | 137,455 | 2.20 |
| | | | | | | | | | 155,051 | 156,043 | 2.50 |
| **Building Products** | | | | | | | | | | | |
| Fencing Supply Group Acquisition, LLC | (4)(11) | SOFR + 6.00% | 9.82% | 2/26/2021 | 2/26/2027 | | 52,464 | | 52,311 | 50,496 | 0.81 |
| Jacuzzi Brands, LLC | (4)(5)(10) | SOFR + 6.00% | 9.82% | 2/25/2019 | 2/25/2027 | | 11,318 | | 11,285 | 10,469 | 0.17 |
| Jacuzzi Brands, LLC | (4)(10) | SOFR + 6.00% | 9.82% | 2/25/2019 | 2/25/2027 | | 77,867 | | 77,673 | 72,027 | 1.15 |
| L&S Mechanical Acquisition, LLC | (4)(10) | SOFR + 6.25% | 10.09% | 9/1/2021 | 9/1/2027 | | 14,902 | | 14,804 | 14,306 | 0.23 |
| Windows Acquisition Holdings, Inc. | (4)(5)(11) | SOFR + 6.50% | 10.32% | 12/29/2020 | 12/29/2026 | | 52,750 | | 52,587 | 43,387 | 0.69 |
| | | | | | | | | | 208,660 | 190,685 | 3.05 |
| **Chemicals** | | | | | | | | | | | |
| DCG Acquisition Corp. | (4)(7)(10) | SOFR + 5.00% | 8.67% | 6/13/2024 | 6/13/2031 | | 39,719 | | 39,371 | 39,245 | 0.63 |
| **Commercial Services & Supplies** | | | | | | | | | | | |
| Bazaarvoice, Inc. | (4)(7)(8) | SOFR + 4.50% | 8.09% | 5/7/2021 | 5/7/2029 | | 238,337 | | 238,337 | 238,337 | 3.82 |
| CFS Brands, LLC | (4)(7)(11) | SOFR + 5.00% | 8.72% | 12/20/2024 | 10/2/2030 | | 138,043 | | 136,064 | 138,043 | 2.21 |
| Divisions Holding Corp. | (4)(5)(7)(10) | SOFR + 4.50% | 8.17% | 4/17/2025 | 4/17/2032 | | 1,606 | | 1,590 | 1,605 | 0.03 |
| ELK Bidco, Inc. | (4)(5)(7)(9) | SOFR + 4.50% | 8.50% | 6/13/2025 | 6/14/2032 | | 17,942 | | 17,835 | 17,871 | 0.29 |
| EMB Purchaser, Inc. | (4)(10) | SOFR + 4.50% | 8.23% | 3/13/2025 | 3/12/2032 | | 27,315 | | 27,073 | 27,315 | 0.44 |
| EMB Purchaser, Inc. | (4)(5)(7)(10) | SOFR + 4.50% | 8.34% | 3/13/2025 | 3/12/2032 | | 9,748 | | 9,603 | 9,715 | 0.16 |
| FusionSite Midco, LLC | (4)(11) | SOFR + 5.25% | 9.18% | 4/30/2025 | 11/17/2029 | | 57,536 | | 56,955 | 57,536 | 0.92 |
| FusionSite Midco, LLC | (4)(5)(7)(11) | SOFR + 5.25% | 9.37% | 4/30/2025 | 11/17/2029 | | 18,692 | | 18,328 | 18,534 | 0.30 |
| Gatekeeper Systems, Inc. | (4)(10) | SOFR + 5.00% | 8.72% | 8/27/2024 | 8/28/2030 | | 44,002 | | 43,490 | 42,792 | 0.69 |
| Gatekeeper Systems, Inc. | (4)(5)(7)(10) | SOFR + 5.00% | 8.72% | 8/27/2024 | 8/28/2030 | | 3,446 | | 3,289 | 3,069 | 0.05 |
| Gorilla Investor, LLC | (4)(10) | SOFR + 5.00% | 8.67% | 9/26/2024 | 9/30/2031 | | 24,570 | | 24,167 | 24,324 | 0.39 |
| Ground Penetrating Radar Systems, LLC | (4)(5)(10) | SOFR + 4.50% | 8.17% | 1/2/2025 | 1/2/2032 | | 2,944 | | 2,918 | 2,944 | 0.05 |
| Ground Penetrating Radar Systems, LLC | (4)(5)(7)(10) | SOFR + 4.50% | 8.19% | 1/2/2025 | 1/2/2032 | | 15 | | 13 | 15 | 0.00 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Commercial Services & Supplies (continued)** | | | | | | | | | |
| Ground Penetrating Radar Systems, LLC | (4)(5)(7)(10) | SOFR + 4.50% | 8.17% | 1/2/2025 | 1/2/2032 | $ 72 | $ 69 | $ 72 | 0.00% |
| Iris Buyer, LLC | (4)(11) | SOFR + 5.25% | 9.09% | 10/2/2023 | 10/2/2030 | 25,196 | 24,726 | 25,196 | 0.40 |
| Iris Buyer, LLC | (4)(5)(11) | SOFR + 5.25% | 8.92% | 10/2/2023 | 10/2/2030 | 2,376 | 2,339 | 2,376 | 0.04 |
| Iris Buyer, LLC | (4)(5)(7)(11) | SOFR + 5.25% | 8.92% | 2/4/2025 | 10/2/2030 | 3,667 | 3,549 | 3,667 | 0.06 |
| Iris Buyer, LLC | (4)(5)(11) | SOFR + 5.25% | 8.92% | 8/19/2025 | 10/2/2030 | 1,022 | 1,012 | 1,022 | 0.02 |
| ISQ Hawkeye Holdco, Inc. | (4)(5)(7)(10) | SOFR + 4.68% | 8.43% | 8/20/2024 | 8/20/2031 | 995 | 980 | 995 | 0.02 |
| ISQ Hawkeye Holdco, Inc. | (4)(5)(7)(10) | SOFR + 4.68% | 8.43% | 8/20/2024 | 8/20/2030 | 37 | 36 | 37 | 0.00 |
| Java Buyer, Inc. | (4)(10) | SOFR + 5.00% | 8.94% | 12/15/2021 | 12/15/2027 | 4,129 | 4,104 | 4,129 | 0.07 |
| Java Buyer, Inc. | (4)(5)(10) | SOFR + 5.00% | 8.94% | 12/15/2021 | 12/15/2027 | 2,867 | 2,852 | 2,867 | 0.05 |
| Java Buyer, Inc. | (4)(5)(10) | SOFR + 5.00% | 8.94% | 11/9/2023 | 12/15/2027 | 1,616 | 1,593 | 1,616 | 0.03 |
| Java Buyer, Inc. | (4)(5)(7)(10) | SOFR + 5.00% | 8.67% | 6/28/2024 | 12/15/2027 | 2,426 | 2,406 | 2,426 | 0.04 |
| Java Buyer, Inc. | (4)(5)(7)(10) | SOFR + 5.00% | 8.82% | 5/9/2025 | 12/15/2027 | 1,493 | 1,474 | 1,493 | 0.02 |
| JSS Holdings, Inc. | (4)(10) | SOFR + 5.00% | 8.69% (incl. 2.75% PIK) | 12/17/2020 | 11/8/2031 | 290,582 | 288,360 | 290,582 | 4.65 |
| JSS Holdings, Inc. | (4)(5)(10) | SOFR + 5.00% | 8.69% (incl. 2.75% PIK) | 12/29/2021 | 11/8/2031 | 5,018 | 4,975 | 5,018 | 0.08 |
| JSS Holdings, Inc. | (4)(7)(10) | SOFR + 5.00% | 8.67% (incl. 2.75% PIK) | 11/8/2024 | 11/8/2031 | 31,958 | 31,669 | 31,921 | 0.51 |
| Knowledge Pro Buyer, Inc. | (4)(7)(10) | SOFR + 4.50% | 8.32% | 12/10/2021 | 12/10/2029 | 9,713 | 9,632 | 9,709 | 0.16 |
| KPSKY Acquisition, Inc. | (4)(10)(18) | SOFR + 5.50% | 9.44% | 10/19/2021 | 10/19/2028 | 19,802 | 19,644 | 17,228 | 0.28 |
| KPSKY Acquisition, Inc. | (4)(5)(10)(18) | SOFR + 5.50% | 9.53% | 10/19/2021 | 10/19/2028 | 2,280 | 2,263 | 1,984 | 0.03 |
| Minerva Bidco, Ltd. | (4)(5)(6)(8) | S + 4.25% | 8.22% | 7/29/2025 | 11/7/2030 | GBP 4,812 | 6,360 | 6,438 | 0.10 |
| Onex Baltimore Buyer, Inc. | (4)(10)(18) | SOFR + 5.27% | 8.99% | 12/1/2021 | 12/1/2027 | 10,804 | 10,734 | 10,804 | 0.17 |
| Onex Baltimore Buyer, Inc. | (4)(7)(11)(18) | SOFR + 4.75% | 8.47% | 12/1/2021 | 12/1/2027 | 14,591 | 14,458 | 14,591 | 0.23 |
| RailPros Parent, LLC | (4)(5)(7)(10) | SOFR + 4.25% | 8.13% | 5/22/2025 | 5/24/2032 | 401 | 397 | 398 | 0.01 |
| SIQ Holdings III Corp. | (4)(10) | SOFR + 4.75% | 9.20% | 12/19/2025 | 12/19/2032 | 15,000 | 14,851 | 14,850 | 0.24 |
| SIQ Holdings III Corp. | (4)(5)(7)(10) | SOFR + 4.75% | 9.23% | 12/19/2025 | 12/19/2030 | 227 | 160 | 160 | 0.00 |
| TEI Intermediate, LLC | (4)(10) | SOFR + 5.25% | 8.85% (incl. 2.88% PIK) | 12/13/2024 | 12/15/2031 | 25,988 | 25,769 | 25,988 | 0.42 |
| TEI Intermediate, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 8.63% | 12/13/2024 | 12/15/2031 | 970 | 940 | 970 | 0.02 |
| TEI Intermediate, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 8.63% | 12/13/2024 | 12/15/2031 | 1,053 | 1,013 | 1,053 | 0.02 |
| The Hiller Companies, LLC | (4)(10) | SOFR + 5.00% | 8.72% | 6/20/2024 | 6/20/2030 | 8,131 | 8,071 | 8,131 | 0.13 |
| The Hiller Companies, LLC | (4)(5)(7)(10) | SOFR + 5.00% | 8.72% | 6/20/2024 | 6/20/2030 | 2,128 | 2,101 | 2,128 | 0.03 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2025
# (in thousands)

| Investments (1)(19) | Footnotes | Reference Rate and Spread (2) | Interest Rate (2)(15) | Acquisition Date | Maturity Date | Par Amount/ Units (1) | Cost (3) | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Commercial Services & Supplies (continued)** | | | | | | | | | |
| The Hiller Companies, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 8.49% | 7/17/2025 | 6/20/2030 | $ 942 | $ 932 | $ 938 | 0.02% |
| Veregy Consolidated, Inc. | (4)(7)(10) | SOFR + 4.25% | 8.14% | 4/16/2025 | 4/16/2031 | 27,626 | 27,397 | 27,576 | 0.44 |
| Water Holdings Acquisition, LLC | (4)(10) | SOFR + 5.25% | 9.07% (incl. 2.75% PIK) | 7/31/2024 | 7/31/2031 | 31,992 | 31,742 | 31,992 | 0.51 |
| Water Holdings Acquisition, LLC | (4)(5)(7)(10) | SOFR + 5.25% | 9.07% (incl. 2.75% PIK) | 7/31/2024 | 7/31/2031 | 3,922 | 3,908 | 3,922 | 0.06 |
| | | | | | | | 1,130,178 | 1,134,377 | 18.21 |
| **Construction & Engineering** | | | | | | | | | |
| Consor Intermediate II, LLC | (4)(5)(7)(10) | SOFR + 4.50% | 8.17% | 5/10/2024 | 5/10/2031 | 6,190 | 6,137 | 6,190 | 0.10 |
| Gannett Fleming, Inc. | (4)(7)(10) | SOFR + 4.75% | 8.69% | 8/5/2024 | 8/5/2030 | 64,451 | 63,648 | 64,035 | 1.03 |
| Home Service TopCo IV, Inc. | (4)(7)(11) | SOFR + 4.50% | 8.10% | 6/9/2023 | 12/31/2027 | 36,950 | 36,439 | 36,912 | 0.59 |
| Home Service TopCo IV, Inc. | (4)(5)(11) | SOFR + 4.50% | 8.10% | 2/28/2025 | 12/31/2027 | 2,888 | 2,878 | 2,888 | 0.05 |
| Pave America Holding, LLC | (4)(10) | SOFR + 5.25% | 8.92% (incl. 2.88% PIK) | 8/29/2025 | 8/27/2032 | 14,348 | 14,214 | 14,277 | 0.23 |
| Pave America Holding, LLC | (4)(5)(7)(10) | SOFR + 5.25% | 9.19% (incl. 2.88% PIK) | 8/29/2025 | 8/27/2032 | 2,572 | 2,507 | 2,529 | 0.04 |
| Saber Power Services, LLC | (4)(5)(10) | SOFR + 5.50% | 9.27% | 10/21/2025 | 10/21/2031 | 46,154 | 46,087 | 46,154 | 0.74 |
| Saber Power Services, LLC | (4)(5)(7)(10) | SOFR + 5.50% | 9.27% | 10/21/2025 | 10/21/2031 | 769 | 769 | 769 | 0.01 |
| | | | | | | | 172,679 | 173,754 | 2.79 |
| **Consumer Staples Distribution & Retail** | | | | | | | | | |
| Crumbl Enterprises, LLC | (4)(5)(7)(10) | SOFR + 4.50% | 8.17% | 4/30/2025 | 5/5/2032 | 1,493 | 1,478 | 1,484 | 0.02 |
| **Containers & Packaging** | | | | | | | | | |
| Ascend Buyer, LLC | (4)(7)(10) | SOFR + 5.25% | 8.92% | 9/30/2021 | 9/30/2028 | 20,668 | 20,479 | 20,668 | 0.33 |
| Ascend Buyer, LLC | (4)(5)(10) | SOFR + 5.25% | 8.92% | 3/20/2025 | 9/30/2028 | 1,599 | 1,585 | 1,599 | 0.03 |
| | | | | | | | 22,064 | 22,267 | 0.36 |
| **Distributors** | | | | | | | | | |
| BP Purchaser, LLC | (4)(10) | SOFR + 5.50% | 9.48% | 12/10/2021 | 12/11/2028 | 7,493 | 7,433 | 5,751 | 0.09 |
| Genuine Cable Group, LLC | (4)(10) | SOFR + 5.75% | 9.57% | 11/1/2021 | 11/2/2026 | 164,782 | 164,284 | 160,663 | 2.57 |
| Marcone Yellowstone Buyer, Inc. | (4)(5)(10) | SOFR + 7.00% | 11.13% (incl. 3.25% PIK) | 12/31/2021 | 6/23/2028 | 5,025 | 4,988 | 4,498 | 0.07 |
| Marcone Yellowstone Buyer, Inc. | (4)(5)(10) | SOFR + 7.25% | 11.38% (incl. 3.25% PIK) | 11/1/2022 | 6/23/2028 | 1,606 | 1,586 | 1,446 | 0.02 |
| Marcone Yellowstone Buyer, Inc. | (4)(5)(10) | SOFR + 7.00% | 11.13% (incl. 3.25% PIK) | 12/31/2021 | 6/23/2028 | 1,617 | 1,610 | 1,448 | 0.02 |

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Distributors (continued)** | | | | | | | | | |
| NDC Acquisition Corp. . . . . . . . . | (4)(7)(11) | SOFR + 5.00% | 8.84% | 3/9/2021 | 3/9/2028 | $ 13,489 | $ 13,397 | $ 13,489 | 0.22% |
| PT Intermediate Holdings III, LLC . . . . . . . . . . | (4)(7)(10) | SOFR + 5.00% | 9.00% (incl. 1.75% PIK) | 4/9/2024 | 4/9/2030 | 63,193 | 63,080 | 63,193 | 1.01 |
| Tailwind Colony Holding Corporation . . . . . | (4)(11) | SOFR + 6.50% | 10.44% | 11/20/2018 | 11/13/2026 | 47,053 | 47,008 | 45,759 | 0.73 |
| | | | | | | | 303,386 | 296,247 | 4.73 |
| **Diversified Consumer Services** | | | | | | | | | |
| American Restoration Holdings, LLC . . | (4)(5)(11) | SOFR + 5.00% | 8.97% | 7/19/2024 | 7/24/2030 | 4,579 | 4,509 | 4,556 | 0.07 |
| American Restoration Holdings, LLC . . | (4)(5)(11) | SOFR + 5.00% | 8.92% | 7/19/2024 | 7/24/2030 | 1,363 | 1,343 | 1,357 | 0.02 |
| American Restoration Holdings, LLC . . | (4)(5)(7)(11) | SOFR + 5.00% | 8.83% | 7/19/2024 | 7/24/2030 | 1,152 | 1,128 | 1,143 | 0.02 |
| American Restoration Holdings, LLC . . | (4)(5)(11) | SOFR + 5.00% | 8.97% | 7/19/2024 | 7/24/2030 | 3,532 | 3,478 | 3,514 | 0.06 |
| American Restoration Holdings, LLC . . | (4)(5)(7)(11) | SOFR + 5.00% | 8.77% | 2/19/2025 | 7/24/2030 | 3,056 | 3,007 | 3,014 | 0.05 |
| American Restoration Holdings, LLC . . | (4)(5)(11) | SOFR + 5.00% | 8.77% | 10/15/2025 | 7/24/2030 | 590 | 584 | 587 | 0.01 |
| Barbri Holdings, Inc. . . . . . . . . . . . . | (4)(10) | SOFR + 5.00% | 8.69% | 12/20/2024 | 4/30/2030 | 80,225 | 79,641 | 80,225 | 1.28 |
| Cambium Learning Group, Inc. . . . . . | (4)(7)(10) | SOFR + 5.50% | 9.46% | 7/20/2021 | 7/20/2028 | 283,227 | 282,196 | 275,439 | 4.41 |
| Charger Debt Merger Sub, LLC . . . . . . . . . . | (4)(10) | SOFR + 5.00% | 8.67% | 5/31/2024 | 5/31/2031 | 11,807 | 11,717 | 11,748 | 0.19 |
| Charger Debt Merger Sub, LLC . . . . . . . . . . | (4)(5)(7)(10) | SOFR + 5.00% | 8.67% | 5/31/2024 | 5/31/2031 | 5,690 | 5,621 | 5,634 | 0.09 |
| DTA Intermediate II, Ltd. . . . . . . . . . . | (4)(11) | SOFR + 5.50% | 9.19% | 3/27/2024 | 3/27/2030 | 42,431 | 41,832 | 42,431 | 0.68 |
| DTA Intermediate II, Ltd. . . . . . . . . . . | (4)(7)(11) | SOFR + 5.50% | 9.44% | 3/27/2024 | 3/27/2030 | 10,713 | 10,435 | 10,713 | 0.17 |
| DTA Intermediate II, Ltd. . . . . . . . . . . | (4)(5)(11) | S + 5.50% | 9.22% | 9/18/2025 | 3/27/2030 GBP | 17,194 | 22,858 | 23,176 | 0.37 |
| Endeavor Schools Holdings, LLC . . | (4)(11) | SOFR + 6.25% | 10.12% | 7/18/2023 | 7/18/2029 | 21,684 | 21,364 | 20,112 | 0.32 |
| Endeavor Schools Holdings, LLC . . | (4)(5)(7)(11) | SOFR + 6.25% | 10.16% | 7/18/2023 | 7/18/2029 | 3,991 | 3,942 | 3,702 | 0.06 |
| Essential Services Holding Corp. . . . | (4)(7)(10) | SOFR + 5.00% | 8.88% | 6/17/2024 | 6/17/2031 | 12,291 | 12,180 | 12,148 | 0.19 |
| Go Car Wash Management Corp. . . . . . . . . | (4)(11) | SOFR + 5.75% | 9.57% | 10/12/2021 | 6/30/2028 | 22,045 | 21,951 | 21,494 | 0.34 |
| Metrodora S.L. . . . . | (4)(5)(6)(8) | E + 4.25% | 6.32% | 8/7/2025 | 7/15/2032 EUR | 91 | 105 | 106 | 0.00 |
| Metrodora S.L. . . . . | (4)(5)(6)(8) | E + 4.25% | 6.32% | 8/7/2025 | 7/15/2032 EUR | 37 | 43 | 43 | 0.00 |
| Scientian 2 Spain, S.L. . . . . . . . . . | (4)(5)(6)(8) | E + 4.25% | 6.39% | 8/7/2025 | 7/15/2032 EUR | 107 | 123 | 124 | 0.00 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2025
# (in thousands)

| Investments (1)(19) | Footnotes | Reference Rate and Spread (2) | Interest Rate (2)(15) | Acquisition Date | Maturity Date | | Par Amount/ Units (1) | | Cost (3) | | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | | | | |
| **Diversified Consumer Services (continued)** | | | | | | | | | | | | |
| Scientian France, SAS | (4)(5)(6)(8) | E + 4.25% | 6.33% | 8/7/2025 | 7/15/2032 | EUR | 235 | $ | 271 | $ | 273 | 0.00% |
| Seahawk Bidco, LLC | (4)(7)(11) | SOFR + 4.75% | 8.44% | 12/18/2024 | 12/19/2031 | $ | 49,534 | | 49,095 | | 49,124 | 0.79 |
| | | | | | | | | | 577,423 | | 570,663 | 9.12 |
| **Electric Utilities** | | | | | | | | | | | | |
| Grid Alliance Partners, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 8.42% | 7/1/2025 | 7/1/2032 | | 15,630 | | 15,436 | | 15,476 | 0.25 |
| Qualus Power Services Corp. | (4)(11) | SOFR + 4.25% | 8.07% | 3/26/2021 | 3/27/2028 | | 32,436 | | 32,244 | | 32,436 | 0.52 |
| Qualus Power Services Corp. | (4)(11) | SOFR + 4.25% | 8.07% | 7/27/2023 | 3/27/2028 | | 35,077 | | 34,772 | | 35,077 | 0.56 |
| Qualus Power Services Corp. | (4)(11) | SOFR + 4.25% | 8.02% | 5/9/2024 | 3/27/2028 | | 82,455 | | 81,258 | | 82,455 | 1.32 |
| Qualus Power Services Corp. | (4)(5)(11) | SOFR + 4.25% | 8.02% | 5/9/2024 | 3/27/2028 | | 33,718 | | 33,498 | | 33,718 | 0.54 |
| | | | | | | | | | 197,208 | | 199,162 | 3.19 |
| **Electrical Equipment** | | | | | | | | | | | | |
| Emergency Power Holdings, LLC | (4)(7)(11) | SOFR + 4.75% | 8.59% | 8/17/2021 | 8/17/2031 | | 60,258 | | 59,921 | | 60,254 | 0.96 |
| Griffon Bidco, Inc. | (4)(7)(10) | SOFR + 5.00% | 8.67% | 7/31/2025 | 7/31/2031 | | 22,394 | | 22,128 | | 22,333 | 0.36 |
| IEM New Sub 2, LLC | (4)(7)(9) | SOFR + 4.50% | 8.27% | 12/3/2025 | 12/3/2031 | | 114,803 | | 113,711 | | 114,102 | 1.83 |
| | | | | | | | | | 195,760 | | 196,689 | 3.15 |
| **Electronic Equipment, Instruments & Components** | | | | | | | | | | | | |
| Albireo Energy, LLC | (4)(5)(11) | SOFR + 6.00% | 9.79% | 12/23/2020 | 12/23/2026 | | 76,535 | | 76,286 | | 76,535 | 1.23 |
| Albireo Energy, LLC | (4)(5)(11) | SOFR + 6.00% | 10.04% | 12/23/2020 | 12/23/2026 | | 22,972 | | 22,913 | | 22,972 | 0.37 |
| Albireo Energy, LLC | (4)(5)(11) | SOFR + 6.00% | 9.99% | 12/23/2020 | 12/23/2026 | | 6,198 | | 6,186 | | 6,198 | 0.10 |
| Duro Dyne National Corp. | (4)(7)(10) | SOFR + 4.50% | 8.32% | 11/15/2024 | 11/17/2031 | | 28,386 | | 28,072 | | 28,356 | 0.45 |
| Dwyer Instruments, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 8.42% | 11/15/2024 | 7/20/2029 | | 9,676 | | 9,596 | | 9,676 | 0.15 |
| Electro Switch Business Trust, LLC | (4)(7)(10) | SOFR + 4.75% | 8.42% | 9/2/2025 | 9/2/2032 | | 31,501 | | 31,235 | | 31,143 | 0.50 |
| Guardian Bidco, Inc. | (4)(5)(7)(8) | SOFR + 5.50% | 9.52% | 9/2/2025 | 8/30/2032 | | 5,307 | | 5,253 | | 5,246 | 0.08 |
| Phoenix 1 Buyer Corp. | (4)(7)(10) | SOFR + 4.75% | 8.62% | 11/20/2023 | 11/20/2030 | | 25,429 | | 25,218 | | 25,429 | 0.41 |
| Spectrum Safety Solutions Purchaser, LLC | (4)(6)(7)(9) | SOFR + 4.50% | 8.17% | 7/1/2024 | 7/1/2031 | | 66,840 | | 65,894 | | 66,840 | 1.07 |
| Spectrum Safety Solutions Purchaser, LLC | (4)(5)(6)(9) | E + 4.50% | 6.52% | 7/1/2024 | 7/1/2031 | EUR | 14,913 | | 15,829 | | 17,526 | 0.28 |
| Spectrum Safety Solutions Purchaser, LLC | (4)(5)(6)(9) | E + 4.50% | 6.55% | 7/1/2024 | 7/1/2030 | EUR | 1,111 | | 1,243 | | 1,306 | 0.02 |
| | | | | | | | | | 287,725 | | 291,227 | 4.66 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Energy Equipment & Services** | | | | | | | | | |
| LPW Group Holdings, Inc. . . . | (4)(7)(11) | SOFR + 6.00% | 9.79% | 3/15/2024 | 3/15/2031 | $ 26,460 | $ 25,870 | $ 26,141 | 0.42% |
| **Financial Services** | | | | | | | | | |
| Carr Riggs & Ingram Capital, LLC . . . . | (4)(5)(9) | SOFR + 4.25% | 7.92% | 11/18/2024 | 11/18/2031 | 7,388 | 7,326 | 7,388 | 0.12 |
| Carr Riggs & Ingram Capital, LLC . . . . | (4)(5)(7)(9) | SOFR + 4.25% | 7.92% | 11/18/2024 | 11/18/2031 | 1,012 | 981 | 1,003 | 0.02 |
| DM Intermediate Parent, LLC . . . . . | (4)(5)(10) | SOFR + 4.75% | 8.47% | 9/30/2024 | 9/30/2030 | 18,039 | 17,825 | 18,039 | 0.29 |
| DM Intermediate Parent, LLC . . . . . | (4)(5)(7)(10) | SOFR + 4.75% | 8.47% | 9/30/2024 | 9/30/2030 | 4,727 | 4,692 | 4,727 | 0.08 |
| DM Intermediate Parent, LLC . . . . . | (4)(5)(7)(10) | SOFR + 4.75% | 8.47% | 9/30/2024 | 9/30/2030 | 416 | 289 | 350 | 0.01 |
| Harp Finco, Ltd. . . . | (4)(5)(6)(8) | S + 5.00% | 8.72% | 3/27/2025 | 3/27/2032 | GBP 14,508 | 18,455 | 19,263 | 0.31 |
| More Cowbell II, LLC . . . . . . . . . . | (4)(7)(10) | SOFR + 4.50% | 7.99% | 9/3/2025 | 9/1/2030 | 7,877 | 7,746 | 7,866 | 0.13 |
| PKF O'Connor Davies Advisory, LLC . . . . . . . . . . | (4)(5)(7)(10) | SOFR + 4.50% | 8.24% | 11/15/2024 | 11/18/2031 | 1,155 | 1,144 | 1,155 | 0.02 |
| | | | | | | | 58,458 | 59,791 | 0.98 |
| **Ground Transportation** | | | | | | | | | |
| Channelside AcquisitionCo, Inc. . . . . . . . . . . . | (4)(10) | SOFR + 4.75% | 8.59% | 5/15/2024 | 6/30/2028 | 19,505 | 19,335 | 19,505 | 0.31 |
| Channelside AcquisitionCo, Inc. . . . . . . . . . . . | (4)(5)(7)(10) | SOFR + 4.75% | 8.47% | 5/15/2024 | 3/31/2028 | 265 | 257 | 265 | 0.00 |
| | | | | | | | 19,592 | 19,770 | 0.31 |
| **Health Care Equipment & Supplies** | | | | | | | | | |
| Bamboo US BidCo, LLC . . . . . . . . . . | (4)(5)(7)(11) | SOFR + 5.00% | 8.84% | 9/29/2023 | 9/30/2030 | 956 | 938 | 956 | 0.02 |
| Bamboo US BidCo, LLC . . . . . . . . . . | (4)(5)(11) | E + 5.00% | 7.07% | 9/29/2023 | 9/30/2030 | EUR 351 | 364 | 412 | 0.01 |
| Bamboo US BidCo, LLC . . . . . . . . . . | (4)(5)(11) | SOFR + 5.00% | 8.84% | 11/20/2024 | 9/30/2030 | 106 | 103 | 106 | 0.00 |
| GCX Corporation Buyer, LLC . . . . . | (4)(10) | SOFR + 5.50% | 9.32% | 9/13/2021 | 9/13/2027 | 21,065 | 20,946 | 20,538 | 0.33 |
| GCX Corporation Buyer, LLC . . . . . | (4)(10) | SOFR + 5.50% | 9.56% | 9/13/2021 | 9/13/2027 | 5,335 | 5,309 | 5,202 | 0.08 |
| Zeus, LLC . . . . . . . . | (4)(10) | SOFR + 6.00% | 9.67% (incl. 3.00% PIK) | 2/28/2024 | 2/28/2031 | 24,556 | 24,289 | 23,021 | 0.37 |
| Zeus, LLC . . . . . . . . | (4)(5)(7)(10) | SOFR + 5.50% | 9.17% | 2/28/2024 | 2/28/2031 | 2,270 | 2,197 | 1,968 | 0.03 |
| | | | | | | | 54,146 | 52,203 | 0.84 |
| **Health Care Providers & Services** | | | | | | | | | |
| 123Dentist, Inc. . . . . | (4)(5)(6)(10) | CA + 5.00% | 7.27% | 8/10/2022 | 8/10/2029 | CAD 2,170 | 1,671 | 1,581 | 0.03 |
| 123Dentist, Inc. . . . . | (4)(5)(6)(10) | CA + 5.00% | 7.27% | 8/9/2024 | 8/10/2029 | CAD 293 | 214 | 213 | 0.00 |
| 123Dentist, Inc. . . . . | (4)(5)(6)(7)(10) | CA + 4.75% | 7.02% | 9/8/2025 | 8/10/2029 | CAD 7,192 | 5,026 | 4,948 | 0.08 |
| ACI Group Holdings, Inc. . . . | (4)(10) | SOFR + 6.00% | 9.77% (incl. 3.25% PIK) | 7/7/2023 | 8/2/2028 | 133,103 | 132,031 | 106,482 | 1.71 |
| ACI Group Holdings, Inc. . . . | (4)(5)(7)(10) | SOFR + 5.50% | 9.27% | 7/7/2023 | 8/2/2027 | 11,451 | 11,390 | 9,138 | 0.15 |
| ADCS Clinics Intermediate Holdings, LLC . . | (4)(11) | SOFR + 6.25% | 10.05% | 5/7/2021 | 5/7/2027 | 6,708 | 6,678 | 6,708 | 0.11 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2025
# (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Health Care Providers & Services (continued)** | | | | | | | | | |
| ADCS Clinics Intermediate Holdings, LLC | (4)(5)(11) | SOFR + 6.25% | 9.95% | 5/7/2021 | 5/7/2027 | $ 1,608 | $ 1,602 | $ 1,608 | 0.03% |
| ADCS Clinics Intermediate Holdings, LLC | (4)(5)(7)(11) | SOFR + 6.25% | 9.95% | 5/7/2021 | 5/7/2026 | 186 | 184 | 186 | 0.00 |
| Amerivet Partners Management, Inc. | (4)(7)(10) | SOFR + 5.50% | 9.62% | 2/25/2022 | 2/25/2028 | 5,487 | 5,439 | 5,253 | 0.08 |
| Biotouch Global Solutions, Inc. | (4)(7)(11) | SOFR + 5.50% | 9.32% | 8/27/2025 | 8/27/2032 | 23,799 | 23,398 | 23,555 | 0.38 |
| Canadian Hospital Specialties, Ltd. | (4)(5)(6)(11) | CA + 4.50% | 7.12% | 4/15/2021 | 4/14/2028 | CAD 29,022 | 23,074 | 21,145 | 0.34 |
| Canadian Hospital Specialties, Ltd. | (4)(5)(6)(7)(10) | CA + 4.50% | 7.12% | 4/15/2021 | 4/15/2027 | CAD 1,920 | 1,363 | 1,399 | 0.02 |
| CCBlue Bidco, Inc. | (4)(5)(10) | SOFR + 6.50% | 10.27% (incl. 4.00% PIK) | 12/21/2021 | 12/21/2028 | 12,466 | 12,377 | 10,035 | 0.16 |
| Commander Buyer, Inc. | (4)(5)(7)(10) | SOFR + 4.75% | 8.42% | 6/26/2025 | 6/26/2032 | 31,714 | 31,300 | 31,454 | 0.50 |
| Compsych Investments Corp. | (4)(7)(10) | SOFR + 4.75% | 8.61% | 7/22/2024 | 7/22/2031 | 12,003 | 11,949 | 11,851 | 0.19 |
| DCA Investment Holdings, LLC | (4)(10)(17) | SOFR + 6.41% | 12.08% | 3/12/2021 | 4/3/2028 | 24,092 | 23,976 | 20,358 | 0.33 |
| DCA Investment Holdings, LLC | (4)(5)(10)(17) | SOFR + 6.50% | 12.17% | 12/28/2022 | 4/3/2028 | 975 | 969 | 824 | 0.01 |
| DCA Investment Holdings, LLC | (4)(5)(10)(17) | SOFR + 6.41% | 12.08% | 2/25/2022 | 4/3/2028 | 8,014 | 8,000 | 6,772 | 0.11 |
| Imagine 360, LLC | (4)(7)(10) | SOFR + 4.75% | 8.42% | 9/18/2024 | 9/30/2028 | 16,983 | 16,848 | 16,956 | 0.27 |
| Inception Fertility Ventures, LLC | (4)(7)(10) | SOFR + 5.50% | 9.34% | 4/29/2024 | 4/29/2030 | 47,308 | 47,242 | 46,496 | 0.74 |
| Jayhawk Buyer, LLC | (4)(11) | SOFR + 5.25% | 9.07% | 10/15/2020 | 4/15/2028 | 126,345 | 125,547 | 123,186 | 1.97 |
| Kwol Acquisition, Inc. | (4)(7)(10) | SOFR + 5.00% | 8.72% | 12/8/2023 | 12/6/2029 | 10,214 | 10,054 | 10,214 | 0.16 |
| MB2 Dental Solutions, LLC | (4)(10) | SOFR + 5.50% | 9.22% | 2/13/2024 | 2/13/2031 | 22,928 | 22,760 | 22,928 | 0.37 |
| MB2 Dental Solutions, LLC | (4)(5)(7)(10) | SOFR + 5.50% | 9.22% | 2/13/2024 | 2/13/2031 | 4,519 | 4,474 | 4,519 | 0.07 |
| MB2 Dental Solutions, LLC | (4)(5)(10) | SOFR + 5.50% | 9.22% | 2/13/2024 | 2/13/2031 | 3,391 | 3,370 | 3,391 | 0.05 |
| Navigator Acquiror, Inc. | (4)(7)(9) | SOFR + 5.50% | 9.32% (incl. 4.00% PIK) | 7/16/2021 | 7/16/2030 | 265,469 | 264,749 | 225,532 | 3.61 |
| PPV Intermediate Holdings, LLC | (4)(10) | SOFR + 5.75% | 9.57% | 8/31/2022 | 8/31/2029 | 1,957 | 1,942 | 1,957 | 0.03 |
| PPV Intermediate Holdings, LLC | (4)(5)(7)(10) | SOFR + 6.00% | 9.82% | 9/6/2023 | 8/31/2029 | 218 | 215 | 215 | 0.00 |
| Smile Doctors, LLC | (4)(10) | SOFR + 5.90% | 9.84% | 6/9/2023 | 12/23/2028 | 10,639 | 10,534 | 10,319 | 0.17 |
| Smile Doctors, LLC | (4)(5)(7)(10) | SOFR + 5.90% | 9.84% | 6/9/2023 | 12/23/2028 | 2,574 | 2,526 | 2,454 | 0.04 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2025
# (in thousands)

| Investments (1)(19) | Footnotes | Reference Rate and Spread (2) | Interest Rate (2)(15) | Acquisition Date | Maturity Date | | Par Amount/ Units (1) | Cost (3) | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | | |
| **Health Care Providers & Services (continued)** | | | | | | | | | | |
| Snoopy Bidco, Inc. | (4)(10) | SOFR + 6.50% | 10.53% (incl. 5.50% PIK) | 6/1/2021 | 6/1/2028 | $ | 354,710 | $ 352,390 | $ 339,635 | 5.44% |
| SpecialtyCare, Inc. | (4)(5)(11) | SOFR + 5.00% | 8.99% | 8/26/2025 | 12/18/2029 | | 12,266 | 12,131 | 12,143 | 0.19 |
| SpecialtyCare, Inc. | (4)(5)(7)(8) | SOFR + 5.00% | 8.99% | 8/26/2025 | 12/18/2029 | | 111 | 104 | 107 | 0.00 |
| Stepping Stones Healthcare Services, LLC | (4)(7)(10) | SOFR + 5.00% | 8.67% | 12/30/2021 | 1/2/2029 | | 2,894 | 2,871 | 2,894 | 0.05 |
| Stepping Stones Healthcare Services, LLC | (4)(5)(7)(10) | SOFR + 5.00% | 8.67% | 4/25/2024 | 1/2/2029 | | 202 | 198 | 202 | 0.00 |
| The Fertility Partners, Inc. | (4)(5)(6)(10) | SOFR + 5.75% | 9.58% | 3/16/2022 | 3/16/2028 | | 4,825 | 4,790 | 4,596 | 0.07 |
| The Fertility Partners, Inc. | (4)(5)(6)(7)(10) | CA + 5.75% | 8.31% | 3/16/2022 | 3/16/2028 | CAD | 4,825 | 3,725 | 3,336 | 0.05 |
| The Fertility Partners, Inc. | (4)(5)(6)(10) | SOFR + 5.75% | 9.58% | 3/16/2022 | 3/16/2028 | | 268 | 268 | 255 | 0.00 |
| UMP Holdings, LLC | (4)(5)(10) | SOFR + 5.75% | 9.63% | 7/15/2022 | 7/15/2028 | | 1,073 | 1,064 | 1,041 | 0.02 |
| UMP Holdings, LLC | (4)(5)(10) | SOFR + 5.75% | 9.60% | 7/15/2022 | 7/15/2028 | | 1,472 | 1,461 | 1,428 | 0.02 |
| Unified Women's Healthcare, LP | (4)(5)(9) | SOFR + 5.00% | 8.67% | 6/16/2022 | 6/18/2029 | | 2,060 | 2,060 | 2,060 | 0.03 |
| Unified Women's Healthcare, LP | (4)(9) | SOFR + 5.00% | 8.73% | 3/22/2024 | 6/18/2029 | | 22,347 | 22,237 | 22,347 | 0.36 |
| Unified Women's Healthcare, LP | (4)(5)(7)(9) | SOFR + 5.00% | 8.74% | 3/22/2024 | 6/18/2029 | | 66,596 | 66,061 | 66,596 | 1.07 |
| Unified Women's Healthcare, LP | (4)(9) | SOFR + 5.00% | 8.67% | 9/22/2025 | 6/18/2029 | | 14,492 | 14,391 | 14,492 | 0.23 |
| US Oral Surgery Management Holdco, LLC | (4)(10) | SOFR + 5.25% | 9.17% | 11/18/2021 | 11/20/2028 | | 37,021 | 36,762 | 37,021 | 0.59 |
| US Oral Surgery Management Holdco, LLC | (4)(10) | SOFR + 5.25% | 9.31% | 11/18/2021 | 11/20/2028 | | 15,616 | 15,544 | 15,616 | 0.25 |
| US Oral Surgery Management Holdco, LLC | (4)(7)(10) | SOFR + 5.25% | 9.17% | 8/16/2023 | 11/20/2028 | | 47,649 | 47,223 | 47,649 | 0.76 |
| US Oral Surgery Management Holdco, LLC | (4)(5)(10) | SOFR + 5.25% | 9.02% | 12/5/2022 | 11/20/2028 | | 83 | 83 | 83 | 0.00 |
| WHCG Purchaser III, Inc. | (4)(5)(7)(10) | SOFR + 6.50% | 10.17% (incl. 5.09% PIK) | 8/2/2024 | 6/30/2029 | | 21,027 | 21,027 | 21,027 | 0.34 |
| WHCG Purchaser III, Inc. | (4)(5)(10)(17) | 10.00% | 10.00% PIK | 8/2/2024 | 6/30/2030 | | 17,820 | 6,354 | 7,484 | 0.12 |
| | | | | | | | | 1,421,646 | 1,331,689 | 21.30 |
| **Health Care Technology** | | | | | | | | | | |
| Accuity Delivery Systems, LLC | (4)(5)(7)(9) | SOFR + 4.75% | 8.57% | 5/29/2025 | 5/29/2031 | | 31,885 | 31,695 | 31,778 | 0.51 |
| Brilliance Technologies, Inc. | (4)(5)(7)(9) | SOFR + 4.50% | 8.22% | 3/11/2025 | 3/11/2032 | | 1,500 | 1,488 | 1,499 | 0.02 |
| Brilliance Technologies, Inc. | (4)(5)(9) | SOFR + 4.50% | 8.22% | 3/11/2025 | 3/11/2032 | | 2,400 | 2,388 | 2,400 | 0.04 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Health Care Technology (continued)** | | | | | | | | | |
| Brilliance Technologies, Inc. | (4)(5)(9) | SOFR + 4.50% | 8.22% | 5/16/2025 | 3/11/2032 | $ 2,130 | $ 2,120 | $ 2,130 | 0.03% |
| Caerus US 1, Inc. | (4)(5)(6)(10) | SOFR + 5.00% | 8.67% | 5/25/2022 | 5/25/2029 | 11,169 | 11,061 | 11,169 | 0.18 |
| Caerus US 1, Inc. | (4)(5)(6)(10) | SOFR + 5.00% | 8.67% | 10/28/2022 | 5/25/2029 | 2,154 | 2,131 | 2,154 | 0.03 |
| Caerus US 1, Inc. | (4)(5)(6)(10) | SOFR + 5.00% | 8.67% | 10/28/2022 | 5/25/2029 | 315 | 312 | 315 | 0.01 |
| Caerus US 1, Inc. | (4)(6)(10) | SOFR + 5.00% | 8.67% | 3/27/2024 | 5/25/2029 | 49,250 | 49,250 | 49,250 | 0.79 |
| Caerus US 1, Inc. | (4)(5)(6)(7)(10) | SOFR + 5.00% | 8.73% | 5/25/2022 | 5/25/2029 | 1,014 | 1,000 | 1,014 | 0.02 |
| Color Intermediate, LLC | (4)(10) | SOFR + 4.75% | 8.52% | 7/2/2024 | 10/4/2029 | 19,758 | 19,491 | 19,758 | 0.32 |
| Continental Buyer, Inc. | (4)(5)(7)(10) | SOFR + 4.50% | 8.22% | 4/2/2024 | 4/2/2031 | 36,992 | 36,581 | 36,949 | 0.59 |
| Continental Buyer, Inc. | (4)(5)(10) | SOFR + 4.50% | 8.22% | 10/21/2025 | 4/2/2031 | 21,855 | 21,750 | 21,855 | 0.35 |
| Cronos Crimson Holdings, Inc. | (4)(10) | SOFR + 6.09% | 10.20% | 3/1/2021 | 3/1/2028 | 71,173 | 70,514 | 71,173 | 1.14 |
| Cronos Crimson Holdings, Inc. | (4)(10) | SOFR + 6.09% | 9.94% | 3/1/2021 | 3/1/2028 | 14,758 | 14,679 | 14,758 | 0.24 |
| Cronos Crimson Holdings, Inc. | (4)(5)(10) | SOFR + 6.24% | 10.25% | 4/25/2025 | 3/1/2028 | 17,647 | 17,513 | 17,647 | 0.28 |
| CT Technologies Intermediate Holdings, Inc. | (4)(10) | SOFR + 5.00% | 8.72% | 8/30/2024 | 8/30/2031 | 28,062 | 27,835 | 28,062 | 0.45 |
| CT Technologies Intermediate Holdings, Inc. | (4)(5)(7)(10) | SOFR + 5.00% | 8.72% | 8/30/2024 | 8/30/2031 | 466 | 415 | 407 | 0.01 |
| CT Technologies Intermediate Holdings, Inc. | (4)(5)(7)(10) | SOFR + 4.75% | 8.47% | 8/5/2025 | 8/30/2031 | 28,112 | 27,849 | 28,112 | 0.45 |
| CT Technologies Intermediate Holdings, Inc. | (4)(10) | SOFR + 4.75% | 8.47% | 7/10/2025 | 8/30/2031 | 12,116 | 12,005 | 12,116 | 0.19 |
| CT Technologies Intermediate Holdings, Inc. | (4)(5)(7)(10) | SOFR + 4.75% | 8.47% | 7/10/2025 | 8/30/2031 | 5,193 | 5,137 | 5,193 | 0.08 |
| eResearchTechnology, Inc. | (4)(10) | SOFR + 4.75% | 8.47% | 1/15/2025 | 1/19/2032 | 152,793 | 151,474 | 152,793 | 2.45 |
| eResearchTechnology, Inc. | (4)(5)(7)(10) | SOFR + 4.75% | 8.47% | 1/15/2025 | 1/19/2032 | 29,405 | 28,919 | 29,261 | 0.47 |
| GI Ranger Intermediate, LLC | (4)(7)(10) | SOFR + 6.00% | 9.82% | 10/29/2021 | 10/30/2028 | 16,294 | 16,166 | 16,294 | 0.26 |
| Healthcomp Holding Company, LLC | (4)(10) | SOFR + 5.75% | 9.66% | 11/8/2023 | 11/8/2029 | 102,693 | 102,072 | 97,045 | 1.55 |
| Kona Buyer, LLC | (4)(5)(7)(10) | SOFR + 4.50% | 8.36% | 7/23/2024 | 7/23/2031 | 78 | 76 | 73 | 0.00 |
| Kona Buyer, LLC | (4)(5)(10) | SOFR + 4.50% | 8.36% | 7/23/2024 | 7/23/2031 | 1,034 | 1,026 | 1,029 | 0.02 |
| Magic Bidco, Inc. | (4)(10) | SOFR + 5.75% | 9.47% | 7/1/2024 | 7/1/2030 | 25,679 | 25,255 | 25,551 | 0.41 |
| Magic Bidco, Inc. | (4)(5)(7)(10) | SOFR + 5.75% | 9.47% | 7/1/2024 | 7/1/2030 | 3,342 | 3,273 | 3,324 | 0.05 |
| Magic Bidco, Inc. | (4)(5)(7)(10) | SOFR + 5.75% | 9.47% | 7/1/2024 | 7/1/2030 | 1,291 | 1,262 | 1,251 | 0.02 |
| MEDX AMCP Holdings, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 8.47% | 7/21/2025 | 7/21/2032 | 4,090 | 4,037 | 4,034 | 0.06 |
| Modernizing Medicine, Inc. | (4)(5)(7)(10) | SOFR + 4.75% | 8.42% (incl. 2.25% PIK) | 4/30/2025 | 4/30/2032 | 8,971 | 8,884 | 8,963 | 0.14 |
| Neptune Holdings, Inc. | (4)(7)(10) | SOFR + 4.50% | 8.17% | 12/12/2024 | 8/31/2030 | 6,860 | 6,732 | 6,837 | 0.11 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Health Care Technology (continued)** | | | | | | | | | |
| Netsmart Technologies, Inc. . . . . . . . . . . . | (4)(7)(10) | SOFR + 5.20% | 8.92% (incl. 2.70% PIK) | 8/23/2024 | 8/23/2031 | $ 24,231 | $ 23,996 | $ 24,215 | 0.39% |
| Octane Purchaser, Inc. . . . . . . . . . . . | (4)(5)(7)(9) | SOFR + 4.25% | 7.97% | 5/19/2025 | 5/19/2032 | 2,332 | 2,319 | 2,329 | 0.04 |
| Project Ruby Ultimate Parent Corp. . . . . . . . . . | (8) | SOFR + 2.75% | 6.58% | 7/18/2025 | 3/10/2028 | 8,248 | 8,248 | 8,280 | 0.13 |
| Rocky MRA Acquisition Corp. . . . . . . . . . | (4)(9) | SOFR + 5.00% | 9.04% | 4/1/2022 | 4/2/2029 | 9,379 | 9,316 | 9,379 | 0.15 |
| Signant Finance One, Ltd. . . . . . . . | (4)(5)(7)(10) | SOFR + 4.75% | 8.42% | 10/16/2025 | 10/16/2031 | 37,681 | 37,241 | 37,225 | 0.60 |
| | | | | | | | 785,510 | 785,622 | 12.58 |
| **Insurance** | | | | | | | | | |
| Amerilife Holdings, LLC . . . . . . . . . . . | (4)(10) | SOFR + 5.00% | 8.79% | 6/17/2024 | 8/31/2029 | 96,339 | 95,935 | 95,857 | 1.53 |
| Amerilife Holdings, LLC . . . . . . . . . . . | (4)(5)(7)(10) | SOFR + 5.00% | 8.79% | 6/17/2024 | 8/31/2029 | 3,335 | 3,205 | 3,172 | 0.05 |
| Beacon Dc, Ltd. . . . | (4)(6)(10) | SOFR + 4.75% | 8.52% | 12/4/2025 | 12/4/2032 | 136,195 | 134,175 | 134,152 | 2.15 |
| Beacon Dc, Ltd. . . . | (4)(5)(6)(7)(10) | SOFR + 4.75% | 8.52% | 12/4/2025 | 12/4/2032 | 2,851 | 2,544 | 2,530 | 0.04 |
| CFCo, LLC (Benefytt Technologies, Inc.) . . . . . . . . . . | (4)(5)(8)(17)(18) | 0.00% | 0.00% | 9/11/2023 | 9/13/2038 | 9,566 | 1,397 | 0 | 0.00 |
| Daylight Beta Parent, LLC (Benefytt Technologies, Inc.) . . . . . . . . . . | (4)(5)(8)(17)(18) | 10.00% | 10.00% PIK | 9/11/2023 | 9/12/2033 | 6,729 | 5,559 | 921 | 0.01 |
| Foundation Risk Partners Corp. . . . | (4)(10) | SOFR + 4.75% | 8.42% | 10/29/2021 | 10/29/2030 | 14,285 | 14,197 | 14,285 | 0.23 |
| Foundation Risk Partners Corp. . . . | (4)(10) | SOFR + 4.75% | 8.42% | 10/29/2021 | 10/29/2030 | 4,735 | 4,697 | 4,735 | 0.08 |
| Foundation Risk Partners Corp. . . . | (4)(10) | SOFR + 4.75% | 8.42% | 11/17/2023 | 10/29/2030 | 6,822 | 6,744 | 6,822 | 0.11 |
| Foundation Risk Partners Corp. . . . | (4)(5)(7)(10) | SOFR + 4.75% | 8.42% | 5/21/2024 | 10/29/2030 | 5,570 | 5,507 | 5,509 | 0.09 |
| Foundation Risk Partners Corp. . . . | (4)(5)(7)(10) | SOFR + 4.75% | 8.42% | 5/21/2024 | 10/29/2030 | 4,164 | 4,140 | 4,164 | 0.07 |
| Foundation Risk Partners Corp. . . . | (4)(5)(10) | SOFR + 4.75% | 8.42% | 9/24/2025 | 10/29/2030 | 2,034 | 2,034 | 2,034 | 0.03 |
| Foundation Risk Partners Corp. . . . | (4)(5)(10) | SOFR + 4.75% | 8.42% | 9/24/2025 | 10/29/2030 | 951 | 951 | 951 | 0.02 |
| Galway Borrower, LLC . . . . . . . . . . | (4)(5)(10) | SOFR + 4.50% | 8.17% | 9/30/2021 | 9/29/2028 | 14,623 | 14,558 | 14,623 | 0.23 |
| Galway Borrower, LLC . . . . . . . . . . | (4)(5)(7)(10) | SOFR + 4.50% | 8.17% | 9/30/2021 | 9/29/2028 | 1,664 | 1,606 | 1,664 | 0.03 |
| Galway Borrower, LLC . . . . . . . . . . | (4)(5)(7)(10) | SOFR + 4.50% | 8.17% | 2/7/2024 | 9/29/2028 | 10,839 | 10,660 | 10,839 | 0.17 |
| Gimlet Bidco, GmbH . . . . . . . . | (4)(6)(8) | E + 5.75% | 7.82% | 4/15/2024 | 4/23/2031 | EUR 30,620 | 32,007 | 35,985 | 0.58 |
| Gimlet Bidco, GmbH . . . . . . . . | (4)(6)(7)(8) | E + 5.75% | 7.82% | 4/15/2024 | 4/23/2031 | EUR 11,947 | 13,201 | 13,855 | 0.22 |
| Higginbotham Insurance Agency, Inc. . . . . . . . . . . . | (4)(5)(6)(11) | SOFR + 4.50% | 8.22% | 7/3/2024 | 11/25/2028 | 4,925 | 4,922 | 4,925 | 0.08 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
#### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Insurance (continued)** | | | | | | | | | |
| High Street Buyer, Inc. | (4)(10) | SOFR + 4.50% | 8.17% | 4/16/2021 | 4/14/2028 | $ 10,226 | $ 10,159 | $ 10,226 | 0.16% |
| High Street Buyer, Inc. | (4)(7)(10) | SOFR + 4.50% | 8.17% | 4/16/2021 | 4/14/2028 | 77,731 | 77,120 | 77,686 | 1.24 |
| High Street Buyer, Inc. | (4)(10) | SOFR + 4.50% | 8.17% | 4/16/2021 | 4/14/2028 | 13,499 | 13,411 | 13,499 | 0.22 |
| High Street Buyer, Inc. | (4)(5)(7)(10) | SOFR + 4.50% | 8.17% | 7/18/2025 | 4/14/2028 | 2,847 | 2,749 | 2,847 | 0.05 |
| Integrity Marketing Acquisition, LLC | (4)(7)(10) | SOFR + 5.00% | 8.82% | 8/27/2024 | 8/25/2028 | 163,971 | 163,253 | 163,941 | 2.63 |
| Koala Investment Holdings, Inc. | (4)(5)(7)(10) | SOFR + 4.50% | 8.17% | 8/29/2025 | 8/29/2032 | 1,380 | 1,364 | 1,370 | 0.02 |
| MRH Trowe Beteiligungsgesellschaft mbH | (4)(6)(7)(8) | E + 5.00% | 7.11% | 5/15/2025 | 5/17/2032 EUR | 406 | 450 | 474 | 0.01 |
| Paisley Bidco, Ltd. | (4)(5)(6)(7)(8) | S + 5.50% | 9.40% (incl. 2.00% PIK) | 4/17/2024 | 5/7/2031 GBP | 6,450 | 7,989 | 8,408 | 0.13 |
| Paisley Bidco, Ltd. | (4)(5)(6)(8) | E + 5.50% | 7.57% (incl. 2.00% PIK) | 4/17/2024 | 5/7/2031 EUR | 3,420 | 3,640 | 3,888 | 0.06 |
| Paisley Bidco, Ltd. | (4)(5)(6)(8) | E + 5.50% | 7.57% (incl. 2.00% PIK) | 4/17/2024 | 5/7/2031 EUR | 3,016 | 3,114 | 3,430 | 0.05 |
| Paisley Bidco, Ltd. | (4)(5)(6)(8) | E + 5.50% | 7.57% (incl. 2.00% PIK) | 7/31/2025 | 5/7/2031 EUR | 2,925 | 3,341 | 3,326 | 0.05 |
| Patriot Growth Insurance Services, LLC | (4)(5)(10) | SOFR + 5.00% | 8.82% | 10/14/2021 | 10/16/2028 | 4,498 | 4,472 | 4,498 | 0.07 |
| Patriot Growth Insurance Services, LLC | (4)(5)(7)(10) | SOFR + 5.00% | 8.67% | 11/17/2023 | 10/16/2028 | 4,274 | 4,245 | 4,214 | 0.07 |
| Sail Bidco, Ltd. | (4)(5)(6)(7)(8) | S + 5.25% | 9.22% | 11/28/2025 | 11/5/2032 GBP | 8,010 | 10,493 | 10,680 | 0.17 |
| SelectQuote, Inc. | (4)(5)(6)(20) | SOFR + 6.50% | 10.32% | 10/15/2024 | 9/30/2027 | 32,853 | 32,828 | 32,853 | 0.53 |
| SG Acquisition, Inc. | (4)(7)(10) | SOFR + 4.75% | 8.71% | 4/3/2024 | 4/3/2030 | 126,384 | 125,525 | 126,384 | 2.02 |
| Shelf Bidco, Ltd. | (4)(6)(10)(18) | SOFR + 5.18% | 9.06% | 10/17/2024 | 10/17/2031 | 148,382 | 147,768 | 148,382 | 2.38 |
| Simplicity Financial Marketing Group Holdings, Inc. | (4)(5)(6)(7)(10) | SOFR + 4.75% | 8.42% | 12/31/2024 | 12/31/2031 | 9,030 | 8,941 | 9,019 | 0.14 |
| Sparta UK Bidco, Ltd. | (4)(5)(6)(8) | S + 6.00% | 9.72% | 9/25/2024 | 9/25/2031 GBP | 17,779 | 23,468 | 23,965 | 0.38 |
| Sparta UK Bidco, Ltd. | (4)(5)(6)(8) | E + 6.00% | 7.85% | 9/25/2024 | 9/25/2031 EUR | 470 | 526 | 552 | 0.01 |
| SQ ABS Issuer, LLC | (4)(5)(6)(8) | 7.80% | 7.80% | 10/11/2024 | 10/20/2039 | 4,752 | 4,717 | 4,752 | 0.08 |
| Tennessee Bidco, Limited | (4)(6)(8) | SOFR + 5.25% | 9.65% (incl. 2.00% PIK) | 7/1/2024 | 7/1/2031 | 84,934 | 83,535 | 84,934 | 1.36 |
| Tennessee Bidco, Limited | (4)(5)(6)(8) | SOFR + 5.25% | 8.85% (incl. 2.00% PIK) | 7/1/2024 | 7/1/2031 | 19,750 | 19,656 | 19,750 | 0.32 |
| Tennessee Bidco, Limited | (4)(5)(6)(8) | S + 5.25% | 9.47% (incl. 2.00% PIK) | 7/1/2024 | 7/1/2031 GBP | 45,824 | 62,000 | 61,768 | 0.99 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | | |
| **Insurance (continued)** | | | | | | | | | | |
| Tennessee Bidco, Limited | (4)(5)(6)(8) | S + 5.25% | 9.47% (incl. 2.00% PIK) | 7/1/2024 | 7/1/2031 | GBP | 3,455 | $ 4,346 | $ 4,657 | 0.07% |
| Tennessee Bidco, Limited | (4)(5)(6)(8) | E + 5.25% | 7.30% (incl. 2.00% PIK) | 7/1/2024 | 7/1/2031 | EUR | 1,916 | 2,020 | 2,252 | 0.04 |
| Tennessee Bidco, Limited | (4)(5)(6)(8) | E + 5.25% | 7.39% (incl. 2.00% PIK) | 7/1/2024 | 7/1/2031 | EUR | 9,407 | 10,809 | 11,056 | 0.18 |
| Tennessee Bidco, Limited | (4)(5)(6)(8) | SOFR + 5.25% | 8.85% | 5/9/2025 | 7/1/2031 | $ | 6,639 | 6,606 | 6,639 | 0.11 |
| Tennessee Bidco, Limited | (4)(5)(6)(7)(8) | S + 5.25% | 9.47% | 5/9/2025 | 7/1/2031 | GBP | 380 | 547 | 512 | 0.01 |
| Tennessee Bidco, Limited | (4)(5)(6)(8) | E + 5.25% | 7.30% | 5/9/2025 | 7/1/2031 | EUR | 3,563 | 4,172 | 4,187 | 0.07 |
| THG Acquisition, LLC | (4)(5)(10) | SOFR + 4.75% | 8.47% | 10/31/2024 | 10/31/2031 | | 11,565 | 11,469 | 11,565 | 0.19 |
| THG Acquisition, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 8.47% | 10/31/2024 | 10/31/2031 | | 924 | 899 | 924 | 0.01 |
| World Insurance Associates, LLC | (4)(7)(11) | SOFR + 5.00% | 8.67% | 2/14/2025 | 4/3/2030 | | 93,891 | 92,805 | 93,825 | 1.50 |
| | | | | | | | | 1,306,476 | 1,313,486 | 21.04 |
| **Interactive Media & Services** | | | | | | | | | | |
| North Haven Ushc Acquisition, Inc. | (4)(5)(7)(11) | SOFR + 5.25% | 9.02% | 8/28/2024 | 10/29/2027 | | 2,651 | 2,625 | 2,546 | 0.04 |
| North Haven Ushc Acquisition, Inc. | (4)(5)(11) | SOFR + 5.25% | 9.02% | 8/28/2024 | 10/29/2027 | | 2,182 | 2,163 | 2,105 | 0.03 |
| North Haven Ushc Acquisition, Inc. | (4)(5)(11) | SOFR + 5.25% | 9.02% | 8/28/2024 | 10/29/2027 | | 1,277 | 1,266 | 1,233 | 0.02 |
| North Haven Ushc Acquisition, Inc. | (4)(5)(11) | SOFR + 5.25% | 9.28% | 8/28/2024 | 10/29/2027 | | 544 | 539 | 525 | 0.01 |
| North Haven Ushc Acquisition, Inc. | (4)(5)(7)(11) | SOFR + 5.25% | 9.02% | 8/28/2024 | 10/29/2027 | | 785 | 759 | 599 | 0.01 |
| North Haven Ushc Acquisition, Inc. | (4)(5)(11) | SOFR + 5.25% | 9.02% | 8/28/2024 | 10/29/2027 | | 632 | 627 | 610 | 0.01 |
| North Haven Ushc Acquisition, Inc. | (4)(5)(11) | SOFR + 5.25% | 9.21% | 8/28/2024 | 10/29/2027 | | 3,892 | 3,858 | 3,756 | 0.06 |
| Speedster Bidco, GmbH | (4)(6)(7)(8) | E + 2.50% | 4.56% | 10/17/2024 | 6/10/2031 | EUR | 102 | 82 | 117 | 0.00 |
| | | | | | | | | 11,919 | 11,491 | 0.18 |
| **IT Services** | | | | | | | | | | |
| AI Altius Luxembourg S.à r.l. | (4)(5)(8) | 9.75% | 9.75% PIK | 12/13/2021 | 12/21/2029 | | 1,172 | 1,162 | 1,166 | 0.02 |
| AI Altius US Bidco, Inc. | (4)(7)(10) | SOFR + 4.75% | 8.36% | 5/21/2024 | 12/21/2028 | | 7,531 | 7,473 | 7,531 | 0.12 |
| Allium Buyer, LLC | (4)(5)(7)(11) | SOFR + 5.00% | 8.84% | 5/2/2023 | 5/2/2030 | | 1,564 | 1,531 | 1,557 | 0.02 |
| Cassipoee, SASU | (4)(5)(6)(8) | E + 4.50% | 6.52% | 2/26/2025 | 2/26/2032 | EUR | 160 | 165 | 184 | 0.00 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | | |
| **IT Services (continued)** | | | | | | | | | | |
| Denali TopCo, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 8.59% | 8/26/2025 | 8/26/2032 | $ | 16,921 | $ 16,754 | $ 16,800 | 0.27% |
| Fern Bidco, Ltd. | (4)(5)(6)(8) | S + 5.25% | 9.09% | 7/1/2024 | 7/1/2031 | GBP | 20,317 | 25,284 | 26,908 | 0.43 |
| Fern Bidco, Ltd. | (4)(5)(6)(7)(8) | S + 5.25% | 8.97% | 7/1/2024 | 7/1/2031 | GBP | 2,222 | 2,688 | 2,756 | 0.04 |
| Infostretch Corporation | (4)(5)(10) | SOFR + 5.75% | 9.57% | 4/1/2022 | 4/1/2028 | | 4,825 | 4,789 | 4,270 | 0.07 |
| Inovalon Holdings, Inc. | (4)(10) | SOFR + 5.50% | 9.67% (incl. 2.75% PIK) | 4/11/2025 | 11/24/2028 | | 184,968 | 182,969 | 184,968 | 2.96 |
| KEN Bidco, Ltd. | (4)(5)(6)(10) | S + 6.00% | 10.09% (incl. 2.50% PIK) | 5/3/2024 | 10/14/2028 | GBP | 9,574 | 11,825 | 10,421 | 0.17 |
| Monterey Financing, S.à r.l. | (4)(5)(6)(8) | ST + 6.00% | 7.85% | 9/28/2022 | 9/28/2029 | SEK | 2,090 | 186 | 221 | 0.00 |
| Monterey Financing, S.à r.l. | (4)(5)(6)(8) | E + 6.00% | 8.03% | 9/28/2022 | 9/28/2029 | EUR | 952 | 918 | 1,091 | 0.02 |
| Monterey Financing, S.à r.l. | (4)(5)(6)(8) | CI + 6.00% | 7.98% | 9/28/2022 | 9/28/2029 | DKK | 4,819 | 625 | 739 | 0.01 |
| Monterey Financing, S.à r.l. | (4)(5)(6)(9) | N + 6.00% | 10.14% | 9/28/2022 | 9/28/2029 | NOK | 5,149 | 466 | 498 | 0.01 |
| Nephele III, BV | (4)(5)(6)(7)(8) | E + 5.00% | 7.00% | 3/31/2025 | 1/14/2032 | EUR | 267 | 287 | 309 | 0.00 |
| Razor Holdco, LLC | (4)(10) | SOFR + 5.75% | 9.67% | 10/25/2021 | 10/25/2027 | | 18,885 | 18,771 | 18,885 | 0.30 |
| Red River Technology, LLC | (4)(11) | SOFR + 6.00% | 9.99% | 5/26/2021 | 5/26/2027 | | 78,331 | 78,012 | 73,436 | 1.18 |
| Red River Technology, LLC | (4)(5)(11) | SOFR + 6.00% | 9.94% | 12/1/2025 | 11/26/2028 | | 8,776 | 8,611 | 8,228 | 0.13 |
| Redwood Services Group, LLC | (4)(10) | SOFR + 5.25% | 8.93% | 1/3/2025 | 6/15/2029 | | 76,375 | 75,764 | 76,375 | 1.22 |
| Redwood Services Group, LLC | (4)(7)(10) | SOFR + 5.25% | 8.93% | 2/5/2024 | 6/15/2029 | | 98,566 | 96,998 | 98,566 | 1.58 |
| Turing Holdco, Inc. | (4)(5)(6)(8) | SOFR + 6.00% | 9.94% (incl. 2.50% PIK) | 10/14/2021 | 10/14/2028 | | 9,113 | 8,958 | 7,359 | 0.12 |
| Turing Holdco, Inc. | (4)(5)(6)(8) | SOFR + 6.00% | 10.10% (incl. 2.50% PIK) | 10/14/2021 | 10/14/2028 | | 4,531 | 4,483 | 3,659 | 0.06 |
| Turing Holdco, Inc. | (4)(5)(6)(8) | E + 6.00% | 8.00% (incl. 2.50% PIK) | 10/14/2021 | 10/14/2028 | EUR | 11,772 | 13,431 | 11,171 | 0.18 |
| Turing Holdco, Inc. | (4)(5)(6)(8) | E + 6.00% | 8.00% (incl. 2.50% PIK) | 10/14/2021 | 10/14/2028 | EUR | 4,468 | 5,075 | 4,240 | 0.07 |
| Turing Holdco, Inc. | (4)(6)(10) | SOFR + 6.00% | 10.10% (incl. 2.50% PIK) | 5/3/2024 | 10/14/2028 | | 21,423 | 21,043 | 17,299 | 0.28 |
| Turing Holdco, Inc. | (4)(5)(6)(10) | S + 6.00% | 10.09% (incl. 2.50% PIK) | 5/3/2024 | 10/14/2028 | GBP | 16,094 | 19,876 | 17,518 | 0.28 |
| | | | | | | | | 608,144 | 596,155 | 9.54 |
| **Life Sciences Tools & Services** | | | | | | | | | | |
| Cambrex Corp. | (4)(7)(10) | SOFR + 4.50% | 8.22% | 3/5/2025 | 3/5/2032 | | 22,373 | 22,137 | 22,105 | 0.35 |
| Creek Parent, Inc. | (4)(7)(10) | SOFR + 5.00% | 8.73% | 12/17/2024 | 12/18/2031 | | 68,283 | 67,117 | 67,597 | 1.08 |
| Falcon Parent Holdings, Inc. | (4)(7)(10) | SOFR + 5.00% | 8.89% | 11/6/2024 | 11/6/2031 | | 28,209 | 27,946 | 27,963 | 0.45 |
| PAS Parent, Inc. | (4)(5)(7)(10) | SOFR + 4.50% | 8.42% | 8/18/2025 | 8/18/2032 | | 465 | 454 | 454 | 0.01 |
| | | | | | | | | 117,654 | 118,119 | 1.89 |

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Machinery** | | | | | | | | | |
| Bidco 76 S.p.A. | (4)(6)(8) | E + 4.75% | 6.87% | 12/11/2024 | 12/10/2031 EUR | 22,008 | $ 22,772 | $ 25,863 | 0.41% |
| Cielo Bidco, Ltd. | (4)(5)(6)(8) | S + 4.75% | 8.47% | 6/30/2025 | 3/31/2032 GBP | 151 | 206 | 204 | 0.00 |
| Cielo Bidco, Ltd. | (4)(5)(6)(7)(8) | E + 4.75% | 6.68% | 6/30/2025 | 3/31/2032 EUR | 69 | 80 | 81 | 0.00 |
| Cielo Bidco, Ltd. | (4)(5)(6)(8) | SOFR + 4.75% | 8.41% | 6/30/2025 | 3/31/2032 $ | 76 | 75 | 76 | 0.00 |
| Cielo Bidco, Ltd. | (4)(5)(6)(7)(8) | SOFR + 4.75% | 8.62% | 6/30/2025 | 3/31/2032 | 44 | 42 | 44 | 0.00 |
| MHE Intermediate Holdings, LLC | (4)(5)(7)(11) | SOFR + 6.00% | 9.99% | 7/21/2021 | 7/21/2027 | 1,964 | 1,953 | 1,927 | 0.03 |
| MHE Intermediate Holdings, LLC | (4)(5)(11) | SOFR + 6.25% | 10.24% | 8/30/2022 | 7/21/2027 | 76 | 75 | 75 | 0.00 |
| MHE Intermediate Holdings, LLC | (4)(5)(11) | SOFR + 6.50% | 10.49% | 12/20/2022 | 7/21/2027 | 76 | 76 | 75 | 0.00 |
| | | | | | | | 25,279 | 28,345 | 0.44 |
| **Marine** | | | | | | | | | |
| Armada Parent, Inc. | (4)(5)(7)(10) | SOFR + 5.25% | 9.12% | 10/29/2021 | 10/29/2030 | 1,247 | 1,223 | 1,247 | 0.02 |
| Armada Parent, Inc. | (4)(10) | SOFR + 5.25% | 9.07% | 6/9/2025 | 10/29/2030 | 25,216 | 25,039 | 25,216 | 0.40 |
| Kattegat Project Bidco, AB | (4)(5)(6)(8) | SOFR + 5.50% | 9.19% | 3/20/2024 | 4/7/2031 | 2,605 | 2,556 | 2,605 | 0.04 |
| Kattegat Project Bidco, AB | (4)(5)(6)(7)(8) | E + 5.50% | 7.52% | 3/20/2024 | 4/7/2031 EUR | 29,819 | 31,694 | 34,947 | 0.56 |
| | | | | | | | 60,512 | 64,015 | 1.02 |
| **Media** | | | | | | | | | |
| Bimini Group Purchaser, Inc. | (4)(10) | SOFR + 4.75% | 8.57% | 4/26/2024 | 4/26/2031 | 69,184 | 68,659 | 69,184 | 1.11 |
| Bimini Group Purchaser, Inc. | (4)(5)(7)(10) | SOFR + 4.75% | 8.49% | 4/26/2024 | 4/26/2031 | 12,993 | 12,817 | 12,993 | 0.21 |
| | | | | | | | 81,476 | 82,177 | 1.32 |
| **Oil, Gas & Consumable Fuels** | | | | | | | | | |
| Eagle Midstream Canada Finance, Inc. | (4)(6)(10) | SOFR + 5.25% | 9.14% | 8/30/2024 | 8/15/2028 | 43,141 | 42,859 | 43,141 | 0.69 |
| KKR Alberta Midstream Finance, Inc. | (4)(6)(10) | SOFR + 5.25% | 9.14% | 8/30/2024 | 8/15/2028 | 23,468 | 23,281 | 23,468 | 0.38 |
| | | | | | | | 66,140 | 66,609 | 1.07 |
| **Paper & Forest Products** | | | | | | | | | |
| Profile Products, LLC | (4)(10) | SOFR + 5.50% | 9.49% | 11/12/2021 | 11/12/2027 | 7,143 | 7,107 | 7,072 | 0.11 |
| Profile Products, LLC | (4)(5)(7)(10) | P + 4.50% | 11.25% | 11/12/2021 | 11/12/2027 | 345 | 341 | 336 | 0.01 |
| | | | | | | | 7,448 | 7,408 | 0.12 |
| **Pharmaceuticals** | | | | | | | | | |
| Eden Acquisitionco, Ltd. | (4)(6)(7)(10) | SOFR + 5.00% | 8.60% | 11/2/2023 | 11/18/2030 | 36,081 | 35,522 | 35,898 | 0.57 |
| Eden Acquisitionco, Ltd. | (4)(5)(6)(8) | E + 5.00% | 7.12% | 9/23/2025 | 11/18/2030 EUR | 4,698 | 5,014 | 5,521 | 0.09 |
| Galileo Pharma Bidco S.p.A | (4)(5)(6)(7)(8) | E + 5.00% | 7.10% | 10/7/2025 | 10/7/2032 EUR | 4,988 | 5,699 | 5,745 | 0.09 |
| Gusto Sing Bidco Pte, Ltd. | (4)(5)(6)(7)(10) | BB + 4.75% | 8.39% | 11/15/2024 | 11/15/2031 AUD | 1,000 | 639 | 664 | 0.01 |
| Perseus Bidco US, Inc. | (4)(5)(6)(8) | SOFR + 5.00% | 8.82% | 8/13/2025 | 8/13/2032 | 10,406 | 10,290 | 10,276 | 0.16 |
| Stark International Lux | (4)(5)(6)(8) | SOFR + 5.00% | 8.82% | 8/13/2025 | 8/13/2032 | 1,236 | 1,222 | 1,221 | 0.02 |
| Stark International Lux | (4)(5)(6)(8) | E + 5.00% | 7.07% | 8/13/2025 | 8/13/2032 EUR | 185 | 214 | 215 | 0.00 |
| | | | | | | | 58,600 | 59,540 | 0.94 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2025
# (in thousands)

| Investments (1)(19) | Footnotes | Reference Rate and Spread (2) | Interest Rate (2)(15) | Acquisition Date | Maturity Date | | Par Amount/ Units (1) | Cost (3) | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | | |
| **Professional Services** | | | | | | | | | | |
| Accordion Partners, LLC | (4)(7)(10) | SOFR + 5.00% | 8.70% | 12/17/2025 | 11/15/2031 | $ | 10,220 | $ 10,165 | $ 10,165 | 0.16% |
| ALKU, LLC | (4)(5)(10) | SOFR + 6.25% | 9.92% | 5/23/2023 | 5/23/2029 | | 782 | 771 | 774 | 0.01 |
| ALKU, LLC | (4)(10) | SOFR + 5.50% | 9.17% | 2/21/2024 | 5/23/2029 | | 26,195 | 25,857 | 25,475 | 0.41 |
| Apex Companies, LLC | (4)(11) | SOFR + 5.00% | 8.82% | 8/28/2024 | 1/31/2030 | | 10,841 | 10,718 | 10,841 | 0.17 |
| Apex Companies, LLC | (4)(5)(7)(11) | SOFR + 5.00% | 8.84% | 1/31/2023 | 1/31/2030 | | 1,958 | 1,793 | 1,817 | 0.03 |
| Apex Companies, LLC | (4)(5)(7)(11) | SOFR + 5.00% | 8.82% | 8/28/2024 | 1/31/2030 | | 7,242 | 7,155 | 7,242 | 0.12 |
| Artisan Acquisitionco, Ltd. | (4)(6)(8) | SOFR + 4.75% | 8.42% | 9/27/2024 | 9/30/2031 | | 57,154 | 56,216 | 57,011 | 0.91 |
| Artisan Acquisitionco, Ltd. | (4)(6)(8) | SOFR + 4.75% | 8.42% | 9/27/2024 | 9/30/2031 | | 7,938 | 7,808 | 7,918 | 0.13 |
| Baker Tilly Advisory Group, LP | (4)(10) | SOFR + 4.75% | 8.47% | 6/3/2024 | 6/3/2031 | | 53,135 | 52,519 | 53,135 | 0.85 |
| Baker Tilly Advisory Group, LP | (4)(5)(7)(10) | SOFR + 4.25% | 7.97% | 6/2/2025 | 6/3/2031 | | 3,657 | 3,505 | 3,644 | 0.06 |
| CFGI Holdings, LLC | (4)(7)(10) | SOFR + 4.50% | 8.22% | 11/2/2021 | 11/2/2027 | | 5,992 | 5,949 | 5,971 | 0.10 |
| Chartwell Cumming Holding, Corp. | (4)(11) | SOFR + 4.75% | 8.47% | 5/26/2021 | 11/16/2029 | | 86,330 | 85,946 | 86,330 | 1.38 |
| Chartwell Cumming Holding, Corp. | (4)(5)(7)(11) | SOFR + 4.75% | 8.47% | 11/18/2022 | 11/16/2029 | | 9,548 | 9,340 | 9,548 | 0.15 |
| Chartwell Cumming Holding, Corp. | (4)(11) | SOFR + 4.75% | 8.47% | 2/14/2025 | 11/16/2029 | | 13,933 | 13,817 | 13,933 | 0.22 |
| Chartwell Cumming Holding, Corp. | (4)(5)(11) | SOFR + 4.75% | 8.47% | 10/7/2025 | 11/16/2029 | | 8,115 | 8,077 | 8,115 | 0.13 |
| Chartwell Cumming Holding, Corp. | (4)(5)(11) | SOFR + 4.75% | 8.47% | 2/14/2025 | 11/16/2029 | | 16,136 | 16,004 | 16,136 | 0.26 |
| Cisive Holdings Corp. | (4)(7)(11) | SOFR + 5.75% | 9.42% | 12/8/2021 | 12/8/2030 | | 8,315 | 8,233 | 8,126 | 0.13 |
| Clearview Buyer, Inc. | (4)(7)(10) | SOFR + 4.50% | 8.27% | 8/26/2021 | 8/31/2029 | | 7,182 | 7,139 | 7,182 | 0.12 |
| CRCI Longhorn Holdings, Inc. | (4)(7)(10) | SOFR + 4.75% | 8.47% | 8/27/2024 | 8/27/2031 | | 11,355 | 11,236 | 11,339 | 0.18 |
| Denali Intermediate Holdings, Inc. | (4)(5)(6)(7)(10) | SOFR + 5.50% | 9.23% | 8/26/2025 | 8/26/2032 | | 9,239 | 9,142 | 9,137 | 0.15 |
| East River Bidco, GmbH | (4)(6)(7)(8) | E + 5.25% | 7.27% | 3/26/2025 | 3/26/2032 | EUR | 97 | 103 | 112 | 0.00 |
| G&A Partners Holding Company II, LLC | (4)(10) | SOFR + 5.00% | 8.82% | 5/6/2025 | 3/3/2031 | | 33,440 | 32,967 | 33,440 | 0.54 |
| G&A Partners Holding Company II, LLC | (4)(5)(10) | SOFR + 5.00% | 8.82% | 5/6/2025 | 3/3/2031 | | 20,561 | 20,470 | 20,561 | 0.33 |
| G&A Partners Holding Company II, LLC | (4)(5)(7)(10) | SOFR + 5.00% | 8.67% | 5/6/2025 | 3/3/2031 | | 4,728 | 4,640 | 4,662 | 0.07 |
| Guidehouse, Inc. | (4)(10) | SOFR + 4.75% | 8.47% | 10/15/2021 | 12/16/2030 | | 314,311 | 312,686 | 314,311 | 5.03 |
| IG Investments Holdings, LLC | (4)(7)(10) | SOFR + 5.00% | 8.84% | 11/1/2024 | 9/22/2028 | | 45,883 | 45,494 | 45,883 | 0.73 |
| King Bidco S.P.E.C. | (4)(5)(6)(7)(8) | E + 5.25% | 7.25% | 6/26/2025 | 6/26/2032 | EUR | 175 | 200 | 201 | 0.00 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Professional Services (continued)** | | | | | | | | | |
| Mercury Bidco Globe, Limited | (4)(5)(6)(7)(8) | S + 6.00% | 9.97% | 1/18/2024 | 1/31/2031 | GBP 54,601 | $ 68,369 | $ 73,600 | 1.18% |
| Mercury Bidco Globe, Limited | (4)(5)(6)(9) | SOFR + 6.00% | 9.84% | 1/30/2024 | 1/31/2031 | $ 4,520 | 4,254 | 4,520 | 0.07 |
| MPG Parent Holdings, LLC | (4)(11) | SOFR + 5.00% | 8.99% | 1/8/2024 | 1/8/2030 | 10,762 | 10,618 | 10,762 | 0.17 |
| MPG Parent Holdings, LLC | (4)(5)(7)(11) | SOFR + 5.00% | 8.87% | 1/8/2024 | 1/8/2030 | 3,289 | 3,214 | 3,289 | 0.05 |
| NDT Global Holding, Inc. | (4)(5)(6)(7)(9) | SOFR + 4.50% | 8.22% | 6/3/2025 | 6/4/2032 | 931 | 920 | 929 | 0.01 |
| Oxford Global Resources, Inc. | (4)(11) | SOFR + 6.00% | 9.84% | 8/17/2021 | 8/17/2027 | 18,580 | 18,479 | 18,580 | 0.30 |
| Oxford Global Resources, Inc. | (4)(7)(11) | SOFR + 6.00% | 9.82% | 8/17/2021 | 8/17/2027 | 2,880 | 2,851 | 2,880 | 0.05 |
| Oxford Global Resources, Inc. | (4)(9) | SOFR + 6.00% | 10.21% | 6/6/2024 | 8/17/2027 | 2,194 | 2,162 | 2,194 | 0.04 |
| Pavion Corp. | (4)(10) | SOFR + 6.00% | 9.84% | 10/30/2023 | 10/30/2030 | 75,024 | 73,991 | 75,024 | 1.20 |
| Pavion Corp. | (4)(10) | SOFR + 5.75% | 9.47% | 10/30/2023 | 10/30/2030 | 15,819 | 15,649 | 15,819 | 0.25 |
| Petrus Buyer, Inc. | (4)(10) | SOFR + 4.75% | 8.64% | 10/17/2022 | 10/17/2029 | 2,442 | 2,402 | 2,442 | 0.04 |
| Petrus Buyer, Inc. | (4)(5)(7)(10) | SOFR + 4.75% | 8.59% | 2/26/2025 | 10/17/2029 | 642 | 635 | 642 | 0.01 |
| Red Pathway Bidco, AB | (4)(5)(6)(7)(8) | ST + 5.00% | 6.97% | 10/15/2025 | 10/15/2032 | SEK 55,110 | 5,693 | 5,844 | 0.09 |
| Red Pathway Bidco, AB | (4)(5)(6)(8) | N + 5.00% | 9.19% | 10/30/2025 | 10/30/2032 | NOK 27,111 | 2,655 | 2,649 | 0.04 |
| Red Pathway Bidco, AB | (4)(5)(6)(8) | CI + 5.00% | 6.97% | 10/30/2025 | 10/30/2032 | DKK 12,140 | 1,853 | 1,882 | 0.03 |
| Red Pathway Bidco, AB | (4)(5)(6)(8) | E + 5.00% | 7.03% | 10/30/2025 | 10/30/2032 | EUR 3,658 | 4,168 | 4,234 | 0.07 |
| STV Group, Inc. | (4)(7)(10) | SOFR + 4.75% | 8.47% | 3/20/2024 | 3/20/2031 | 23,990 | 23,512 | 23,920 | 0.38 |
| Teneo Holdings, LLC | (4)(5)(7)(9) | SOFR + 4.75% | 8.47% | 7/31/2025 | 7/31/2032 | 116,485 | 115,236 | 116,320 | 1.86 |
| The North Highland Co, LLC | (4)(5)(10) | SOFR + 4.75% | 8.47% | 12/20/2024 | 12/20/2031 | 15,862 | 15,730 | 15,585 | 0.25 |
| The North Highland Co, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 8.47% | 12/20/2024 | 12/20/2030 | 590 | 531 | 487 | 0.01 |
| Thevelia US, LLC | (5)(6)(9) | SOFR + 3.00% | 6.67% | 7/29/2024 | 6/18/2029 | 1,270 | 1,270 | 1,277 | 0.02 |
| Titan Investment Company, Inc. | (4)(8)(17) | SOFR + 5.75% | 9.87% | 3/20/2020 | 3/20/2027 | 40,839 | 40,453 | 31,242 | 0.50 |
| Trinity Air Consultants Holdings Corp. | (4)(10) | SOFR + 4.50% | 8.44% | 6/29/2021 | 6/29/2029 | 59,601 | 59,172 | 59,601 | 0.95 |
| Trinity Air Consultants Holdings Corp. | (4)(7)(10) | SOFR + 4.50% | 8.50% | 6/29/2021 | 6/29/2029 | 34,525 | 34,315 | 34,525 | 0.55 |
| Trinity Partners Holdings, LLC | (4)(7)(11)(18) | SOFR + 5.24% | 9.06% | 12/21/2021 | 12/31/2030 | 5,153 | 5,107 | 5,153 | 0.08 |
| West Monroe Partners, LLC | (4)(10) | SOFR + 4.75% | 8.48% | 11/9/2021 | 11/8/2028 | 14,446 | 14,333 | 14,301 | 0.23 |
| West Monroe Partners, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 8.48% | 12/18/2024 | 11/8/2028 | 494 | 490 | 460 | 0.01 |
| West Monroe Partners, LLC | (4)(5)(10) | SOFR + 4.75% | 8.48% | 9/15/2025 | 11/8/2028 | 25,870 | 25,636 | 25,611 | 0.41 |
| YA Intermediate Holdings II, LLC | (4)(5)(10) | SOFR + 5.00% | 8.85% | 10/1/2024 | 10/1/2031 | 7,809 | 7,753 | 7,770 | 0.12 |
| YA Intermediate Holdings II, LLC | (4)(5)(7)(10) | SOFR + 5.00% | 8.69% | 10/1/2024 | 10/1/2031 | 902 | 875 | 878 | 0.01 |
| | | | | | | | 1,330,276 | 1,335,429 | 21.35 |

189

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
#### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Real Estate Management & Development** | | | | | | | | | |
| Castle Management Borrower, LLC | (4)(7)(11) | SOFR + 5.50% | 9.17% | 11/3/2023 | 11/5/2029 | $ 22,867 | $ 22,470 | $ 22,725 | 0.36% |
| Community Management Holdings Midco 2, LLC | (4)(10) | SOFR + 4.75% | 8.60% | 11/1/2024 | 11/1/2031 | 9,577 | 9,458 | 9,577 | 0.15 |
| Community Management Holdings Midco 2, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 8.60% | 11/1/2024 | 11/1/2031 | 2,564 | 2,496 | 2,564 | 0.04 |
| Community Management Holdings Midco 2, LLC | (4)(5)(10) | SOFR + 4.75% | 8.44% | 7/8/2025 | 11/1/2031 | 5,500 | 5,449 | 5,500 | 0.09 |
| Neptune BidCo, SAS | (4)(5)(6)(7)(8) | E + 5.00% | 7.07% | 4/1/2024 | 4/1/2031 EUR | 8,205 | 8,733 | 9,661 | 0.15 |
| Odevo, AB | (4)(5)(6)(8) | E + 5.25% | 7.36% | 10/31/2024 | 12/31/2030 EUR | 251 | 261 | 295 | 0.00 |
| Odevo, AB | (4)(5)(6)(8) | S + 5.25% | 9.22% | 10/31/2024 | 12/31/2030 GBP | 2,215 | 2,795 | 2,986 | 0.05 |
| Odevo, AB | (4)(5)(6)(8) | ST + 5.25% | 7.21% | 10/31/2024 | 12/31/2030 SEK | 90,957 | 8,217 | 9,880 | 0.16 |
| Odevo, AB | (4)(6)(8) | SOFR + 5.25% | 8.96% | 10/31/2024 | 12/31/2030 | 28,239 | 28,122 | 28,239 | 0.45 |
| Odevo, AB | (4)(5)(6)(7)(8) | E + 5.25% | 7.36% | 11/28/2024 | 12/31/2030 EUR | 12,352 | 12,691 | 14,307 | 0.23 |
| Odevo, AB | (4)(5)(6)(8) | SOFR + 5.25% | 8.96% | 6/30/2025 | 12/31/2030 | 10,329 | 9,451 | 10,329 | 0.17 |
| Odevo, AB | (4)(5)(6)(8) | S + 5.25% | 9.22% | 9/12/2025 | 12/31/2030 GBP | 3,729 | 4,505 | 5,027 | 0.08 |
| | | | | | | | 114,648 | 121,090 | 1.93 |
| **Software** | | | | | | | | | |
| Abacus Holdco 2, Oy | (4)(5)(6)(8) | E + 4.50% | 6.51% | 10/11/2024 | 10/10/2031 EUR | 727 | 790 | 855 | 0.01 |
| Abacus Holdco 2, Oy | (4)(5)(6)(7)(8) | E + 4.50% | 6.51% | 10/14/2024 | 8/13/2031 EUR | 111 | 120 | 130 | 0.00 |
| Acumatica Holdings, Inc. | (4)(5)(7)(10) | SOFR + 4.75% | 8.42% | 7/28/2025 | 7/28/2032 | 11,613 | 11,486 | 11,477 | 0.18 |
| AI Titan Parent, Inc. | (4)(5)(7)(10) | SOFR + 4.50% | 8.22% | 8/29/2024 | 8/29/2031 | 4,548 | 4,505 | 4,543 | 0.07 |
| Anaplan, Inc. | (4)(7)(10) | SOFR + 4.50% | 8.32% | 5/20/2025 | 6/21/2029 | 24,245 | 24,097 | 24,242 | 0.39 |
| Arnhem BidCo, GmbH | (4)(6)(7)(8) | E + 4.50% | 6.52% | 9/18/2024 | 9/30/2031 EUR | 51,761 | 56,765 | 60,829 | 0.97 |
| Auctane, Inc. | (4)(10) | SOFR + 5.75% | 9.58% | 10/5/2021 | 10/5/2028 | 278,297 | 276,103 | 274,123 | 4.39 |
| Auctane, Inc. | (4)(5)(10) | SOFR + 5.75% | 9.58% | 12/14/2021 | 10/5/2028 | 3,273 | 3,247 | 3,224 | 0.05 |
| AuditBoard, Inc. | (4)(7)(10) | SOFR + 4.50% | 8.24% | 7/12/2024 | 7/12/2031 | 13,684 | 13,562 | 13,684 | 0.22 |
| AuditBoard, Inc. | (4)(5)(10) | SOFR + 4.50% | 8.24% | 12/10/2025 | 7/12/2031 | 1,766 | 1,753 | 1,752 | 0.03 |
| Azurite Intermediate Holdings, Inc. | (4)(7)(10) | SOFR + 6.00% | 9.72% | 3/19/2024 | 3/19/2031 | 36,936 | 36,478 | 36,919 | 0.59 |
| Banyan Software Holdings, LLC | (4)(11) | SOFR + 5.50% | 9.22% | 1/2/2025 | 1/2/2031 | 9,321 | 9,243 | 9,297 | 0.15 |
| Banyan Software Holdings, LLC | (4)(5)(7)(11) | SOFR + 5.50% | 9.22% | 1/2/2025 | 1/2/2031 | 6,765 | 6,699 | 6,745 | 0.11 |
| Banyan Software Holdings, LLC | (4)(5)(7)(11) | SOFR + 5.25% | 8.98% | 10/7/2025 | 1/2/2031 | 1,366 | 1,360 | 1,308 | 0.02 |
| Bayshore Intermediate #2, LP | (4)(10) | SOFR + 5.50% | 9.19% (incl. 3.00% PIK) | 9/19/2025 | 10/2/2028 | 97,682 | 97,597 | 97,682 | 1.56 |
| Bayshore Intermediate #2, LP | (4)(5)(7)(10) | SOFR + 5.00% | 8.69% | 11/8/2024 | 10/1/2027 | 2,287 | 2,262 | 2,287 | 0.04 |
| Bending Spoons US, Inc. | (6)(11) | SOFR + 5.25% | 9.03% | 2/19/2025 | 3/7/2031 | 17,692 | 17,489 | 17,272 | 0.28 |

**(in thousands)**

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Software (continued)** | | | | | | | | | |
| BlueCat Networks USA, Inc. . . . . . . . | (4)(10) | SOFR + 5.75% | 9.48% | 8/8/2022 | 8/8/2028 | $ 1,956 | $ 1,940 | $ 1,937 | 0.03% |
| BlueCat Networks USA, Inc. . . . . . . . | (4)(5)(10) | SOFR + 5.75% | 9.48% | 8/8/2022 | 8/8/2028 | 345 | 343 | 342 | 0.01 |
| BlueCat Networks USA, Inc. . . . . . . . | (4)(5)(10) | SOFR + 5.75% | 9.48% | 8/8/2022 | 8/8/2028 | 238 | 236 | 235 | 0.00 |
| BlueCat Networks USA, Inc. . . . . . . . | (4)(5)(10) | SOFR + 5.75% | 9.48% | 10/25/2024 | 8/8/2028 | 1,589 | 1,573 | 1,573 | 0.03 |
| Bluefin Holding, LLC . . . . . . . . . . . | (4)(7)(11) | SOFR + 4.25% | 7.98% | 9/12/2023 | 9/12/2029 | 27,291 | 26,853 | 27,291 | 0.44 |
| Bond Lux HoldCo S.à r.l. . . . . . . . . . | (4)(5)(6)(8) | E + 5.00% | 7.10% | 9/26/2025 | 9/27/2032 | EUR 9,838 | 11,350 | 11,389 | 0.18 |
| Brave Parent Holdings, Inc. . . . | (4)(7)(10) | SOFR + 4.25% | 7.97% | 10/17/2025 | 11/28/2030 | 67,106 | 66,604 | 67,106 | 1.07 |
| Businessolver.com. Inc. . . . . . . . . . . . | (4)(10) | SOFR + 4.50% | 8.17% | 12/3/2025 | 12/3/2032 | 5,121 | 5,080 | 5,096 | 0.08 |
| Caribou Bidco, Ltd. . . . . . . . . . . | (4)(6)(8) | S + 5.00% | 9.22% | 7/2/2024 | 2/1/2029 | GBP 39,280 | 49,984 | 52,948 | 0.85 |
| Confine Visual Bidco . . . . . . . . . . | (4)(6)(8) | SOFR + 5.75% | 9.43% | 2/23/2022 | 2/23/2029 | 15,868 | 15,657 | 12,694 | 0.20 |
| Confine Visual Bidco . . . . . . . . . . | (4)(5)(6)(8) | SOFR + 5.75% | 9.43% | 3/11/2022 | 2/23/2029 | 379 | 379 | 303 | 0.00 |
| Confluence Technologies, Inc. . . . . . . . . . . . | (4)(5)(9) | SOFR + 5.00% | 8.85% | 2/14/2025 | 7/30/2028 | 2,215 | 2,164 | 2,182 | 0.03 |
| Connatix Buyer, Inc. . . . . . . . . . . . | (4)(10) | SOFR + 5.50% | 9.70% | 7/14/2021 | 7/14/2027 | 21,137 | 21,029 | 20,820 | 0.33 |
| Connatix Buyer, Inc. . . . . . . . . . . . | (4)(5)(7)(10) | SOFR + 5.50% | 9.70% | 7/14/2021 | 7/14/2027 | 2,390 | 2,362 | 2,308 | 0.04 |
| Connatix Buyer, Inc. . . . . . . . . . . . | (4)(5)(10) | SOFR + 5.50% | 9.70% | 10/9/2024 | 7/14/2027 | 1,132 | 1,119 | 1,115 | 0.02 |
| Connatix Buyer, Inc. . . . . . . . . . . . | (4)(5)(7)(10) | SOFR + 5.50% | 9.70% | 10/9/2024 | 7/14/2027 | 505 | 485 | 490 | 0.01 |
| Coupa Software, Inc. . . . . . . . . . . . | (4)(5)(6)(7)(10) | SOFR + 5.25% | 9.09% | 2/27/2023 | 2/27/2030 | 1,809 | 1,779 | 1,810 | 0.03 |
| Crewline Buyer, Inc. . . . . . . . . . . . | (4)(7)(11) | SOFR + 6.75% | 10.59% | 11/8/2023 | 11/8/2030 | 61,956 | 60,769 | 61,956 | 0.99 |
| Denali Bidco, Ltd. . . . . . . . . . . | (4)(5)(6)(7)(8) | S + 5.00% | 8.72% | 9/5/2025 | 9/5/2031 | GBP 17,654 | 23,270 | 23,674 | 0.38 |
| Denali Bidco, Ltd. . . . . . . . . . . | (4)(5)(6)(8) | E + 5.00% | 7.02% | 9/5/2025 | 9/5/2031 | EUR 31,222 | 36,252 | 36,508 | 0.58 |
| Denali Bidco, Ltd. . . . . . . . . . . | (4)(5)(6)(8) | E + 5.00% | 7.02% | 9/5/2025 | 9/5/2031 | EUR 1,632 | 1,760 | 1,909 | 0.03 |
| Diligent Corp. . . . . . | (4)(10) | SOFR + 5.00% | 8.82% | 4/30/2024 | 8/2/2030 | 49,683 | 49,537 | 49,683 | 0.80 |
| Diligent Corp. . . . . . | (4)(10) | SOFR + 5.00% | 8.82% | 4/30/2024 | 8/2/2030 | 8,517 | 8,492 | 8,517 | 0.14 |
| Discovery Education, Inc. . . | (4)(10) | SOFR + 6.75% | 10.71% (incl. 5.85% PIK) | 4/7/2022 | 4/9/2029 | 34,503 | 34,263 | 28,724 | 0.46 |
| Discovery Education, Inc. . . | (4)(5)(7)(10) | SOFR + 5.75% | 9.71% | 4/7/2022 | 4/9/2029 | 1,973 | 1,946 | 1,478 | 0.02 |
| Discovery Education, Inc. . . | (4)(5)(10) | SOFR + 6.75% | 10.61% (incl. 5.80% PIK) | 10/3/2023 | 4/9/2029 | 3,882 | 3,854 | 3,232 | 0.05 |
| Doit International, Ltd. . . . . . . . . . . | (4)(5)(7)(11) | SOFR + 4.50% | 8.32% | 11/25/2024 | 11/26/2029 | 11,519 | 11,261 | 11,432 | 0.18 |
| Dropbox, Inc. . . . . . | (4)(6)(7)(10)(18) | SOFR + 4.91% | 8.65% | 12/10/2024 | 12/11/2029 | 78,915 | 78,035 | 77,905 | 1.25 |
| Eagan Parent, Inc. . . . . . . . . . . . | (4)(5)(7)(9) | SOFR + 4.50% | 8.24% | 9/6/2025 | 9/8/2032 | 361 | 359 | 360 | 0.01 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Software (continued)** | | | | | | | | | |
| Edison Bidco, AS | (4)(5)(6)(7)(8) | E + 5.25% | 7.41% | 12/18/2024 | 12/18/2031 EUR | 345 | $ 345 | $ 406 | 0.01% |
| Elements Finco, Ltd. | (4)(5)(6)(8) | SOFR + 5.00% | 8.72% | 4/30/2024 | 4/29/2031 | 5,046 | 5,029 | 5,046 | 0.08 |
| Elements Finco, Ltd. | (4)(5)(6)(8) | S + 5.50% | 9.23% (incl. 2.50% PIK) | 3/27/2024 | 4/29/2031 GBP | 19,845 | 24,657 | 26,750 | 0.43 |
| Elements Finco, Ltd. | (4)(6)(8) | SOFR + 5.25% | 8.97% (incl. 2.25% PIK) | 3/27/2024 | 4/29/2031 | 6,198 | 6,144 | 6,198 | 0.10 |
| Elements Finco, Ltd. | (4)(5)(6)(8) | S + 5.50% | 9.23% (incl. 2.50% PIK) | 3/27/2024 | 4/29/2031 GBP | 8,896 | 11,052 | 11,991 | 0.19 |
| Elements Finco, Ltd. | (4)(5)(6)(8) | S + 5.50% | 9.23% (incl. 2.50% PIK) | 11/29/2024 | 4/29/2031 GBP | 3,651 | 4,534 | 4,922 | 0.08 |
| Everbridge Holdings, LLC | (4)(6)(10) | SOFR + 5.00% | 8.98% | 7/2/2024 | 7/2/2031 | 22,000 | 21,914 | 22,000 | 0.35 |
| Everbridge Holdings, LLC | (4)(5)(6)(7)(10) | SOFR + 5.00% | 8.98% | 7/2/2024 | 7/2/2031 | 2,156 | 2,132 | 2,156 | 0.03 |
| Experity, Inc. | (4)(5)(10) | SOFR + 5.00% | 8.67% (incl. 2.25% PIK) | 7/22/2021 | 2/24/2030 | 12,227 | 12,116 | 12,227 | 0.20 |
| Experity, Inc. | (4)(5)(7)(10) | SOFR + 5.00% | 8.67% (incl. 2.25% PIK) | 2/24/2022 | 2/24/2030 | 3,944 | 3,876 | 3,922 | 0.06 |
| Flexera Software, LLC | (4)(5)(9) | E + 4.75% | 6.68% | 8/15/2025 | 8/16/2032 EUR | 9,726 | 11,353 | 11,429 | 0.18 |
| Flexera Software, LLC | (4)(5)(7)(9) | SOFR + 4.75% | 8.60% | 8/15/2025 | 8/16/2032 | 32,226 | 32,144 | 32,220 | 0.52 |
| Gigamon, Inc. | (4)(10) | SOFR + 5.75% | 9.78% | 3/11/2022 | 3/9/2029 | 7,175 | 7,109 | 6,995 | 0.11 |
| Gigamon, Inc. | (4)(5)(7)(10) | SOFR + 5.75% | 9.81% | 3/11/2022 | 3/10/2028 | 175 | 173 | 164 | 0.00 |
| Granicus, Inc. | (4)(10) | SOFR + 5.50% | 9.09% (incl. 2.00% PIK) | 1/17/2024 | 1/17/2031 | 17,733 | 17,612 | 17,733 | 0.28 |
| Granicus, Inc. | (4)(7)(10) | SOFR + 5.50% | 9.09% (incl. 2.00% PIK) | 1/17/2024 | 1/17/2031 | 5,197 | 5,157 | 5,197 | 0.08 |
| GS Acquisitionco, Inc. | (4)(5)(7)(10) | SOFR + 5.25% | 8.92% | 3/26/2024 | 5/25/2028 | 1,718 | 1,702 | 1,668 | 0.03 |
| GS Acquisitionco, Inc. | (4)(5)(11) | SOFR + 5.25% | 8.92% | 3/26/2024 | 5/25/2028 | 5,275 | 5,263 | 5,223 | 0.08 |
| Homecare Software Solutions, LLC | (4)(10) | SOFR + 5.55% | 9.28% (incl. 2.93% PIK) | 6/14/2024 | 6/16/2031 | 15,172 | 15,058 | 15,096 | 0.24 |
| Homecare Software Solutions, LLC | (4)(10) | SOFR + 5.55% | 9.28% (incl. 2.93% PIK) | 9/26/2024 | 6/16/2031 | 6,913 | 6,858 | 6,878 | 0.11 |
| Homecare Software Solutions, LLC | (4)(10) | SOFR + 5.55% | 9.28% (incl. 2.93% PIK) | 6/14/2024 | 6/16/2031 | 5,635 | 5,593 | 5,607 | 0.09 |
| Icefall Parent, Inc. | (4)(7)(11) | SOFR + 4.50% | 8.17% | 1/26/2024 | 1/25/2030 | 39,632 | 39,142 | 39,632 | 0.63 |
| INK BC Bidco S.p.A. | (4)(6)(7)(8) | E + 5.00% | 7.08% | 7/17/2025 | 7/16/2032 EUR | 21,636 | 24,568 | 25,003 | 0.40 |
| IQN Holding Corp. | (4)(10) | SOFR + 5.75% | 9.42% (incl. 3.13% PIK) | 5/2/2022 | 5/2/2029 | 4,933 | 4,911 | 4,933 | 0.08 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Software (continued)** | | | | | | | | | |
| IQN Holding Corp. . . . . . . . . | (4)(5)(7)(10) | SOFR + 5.25% | 8.94% | 5/2/2022 | 5/2/2028 | $ 384 | $ 382 | $ 384 | 0.01% |
| IQN Holding Corp. . . . . . . . . | (4)(5)(10) | SOFR + 5.75% | 9.42% (incl. 3.13% PIK) | 5/16/2025 | 5/2/2029 | 610 | 610 | 610 | 0.01 |
| IRI Group Holdings, Inc. . . . . . . . . . . . | (4)(7)(10) | SOFR + 4.25% | 7.97% | 4/9/2025 | 12/1/2029 | 197,537 | 195,529 | 197,537 | 3.16 |
| Jeppesen Holdings, LLC . . . . . . . . . . | (4)(5)(7)(9) | SOFR + 4.75% | 8.59% | 10/31/2025 | 11/1/2032 | 64,409 | 63,914 | 63,901 | 1.02 |
| JS Parent, Inc. . . . . . | (4)(7)(10) | SOFR + 4.75% | 8.59% | 4/24/2024 | 4/24/2031 | 35,220 | 35,074 | 35,203 | 0.56 |
| LD Lower Holdings, Inc. . . . . . . . . . . . | (4)(11) | SOFR + 7.50% | 11.27% | 2/8/2021 | 8/9/2027 | 83,362 | 83,308 | 74,609 | 1.19 |
| LogicMonitor, Inc. . . . . . . . . . . . | (4)(5)(7)(10) | SOFR + 5.50% | 9.34% | 11/15/2024 | 11/19/2031 | 21,381 | 21,108 | 21,232 | 0.34 |
| Magnesium BorrowerCo, Inc. . . . . . . . . . . . | (4)(10) | SOFR + 4.50% | 8.22% | 5/19/2022 | 5/18/2029 | 5,571 | 5,510 | 5,571 | 0.09 |
| Magnesium BorrowerCo, Inc. . . . . . . . . . . . | (4)(5)(10) | SOFR + 4.50% | 8.22% | 3/21/2024 | 5/18/2029 | 139 | 137 | 139 | 0.00 |
| Magnesium BorrowerCo, Inc. . . . . . . . . . . . | (4)(5)(10) | S + 4.50% | 8.22% | 5/19/2022 | 5/18/2029 GBP | 3339 | 4,121 | 4,501 | 0.07 |
| Mandolin Technology Intermediate Holdings, Inc. . . . | (4)(5)(9) | SOFR + 3.75% | 7.57% | 7/30/2021 | 7/31/2028 | 8,352 | 8,306 | 7,308 | 0.12 |
| Mandolin Technology Intermediate Holdings, Inc. . . . | (4)(5)(9) | SOFR + 6.25% | 10.07% | 6/9/2023 | 7/31/2028 | 6,825 | 6,695 | 6,416 | 0.10 |
| Mandolin Technology Intermediate Holdings, Inc. . . . | (4)(5)(7)(8) | SOFR + 3.75% | 7.44% | 2/14/2025 | 4/30/2028 | 393 | 390 | 351 | 0.01 |
| Medallia, Inc. . . . . . | (4)(10) | SOFR + 6.00% | 9.70% | 10/28/2021 | 10/29/2028 | 393,698 | 391,116 | 306,100 | 4.90 |
| Medallia, Inc. . . . . . | (4)(5)(10) | SOFR + 6.00% | 9.70% | 8/16/2022 | 10/29/2028 | 2,310 | 2,292 | 1,796 | 0.03 |
| ML Holdco, LLC . . | (4)(5)(7)(9) | SOFR + 4.50% | 8.37% | 10/24/2025 | 10/25/2032 | 1,153 | 1,147 | 1,147 | 0.02 |
| MRI Software, LLC . . . . . . . . . . | (4)(11) | SOFR + 4.75% | 8.42% | 9/22/2020 | 2/10/2028 | 6,655 | 6,658 | 6,655 | 0.11 |
| MRI Software, LLC . . . . . . . . . . | (4)(11) | SOFR + 4.75% | 8.42% | 2/10/2020 | 2/10/2028 | 89,728 | 89,480 | 89,728 | 1.44 |
| MRI Software, LLC . . . . . . . . . . | (4)(5)(7)(11) | SOFR + 4.75% | 8.44% | 2/10/2020 | 2/10/2028 | 1,609 | 1,580 | 1,387 | 0.02 |
| MRI Software, LLC . . . . . . . . . . | (4)(5)(7)(9) | SOFR + 4.75% | 8.42% | 10/2/2025 | 2/10/2028 | 614 | 601 | 614 | 0.01 |
| NAVEX TopCo, Inc. . . . . . . . . . . . | (4)(7)(10) | SOFR + 5.00% | 8.91% | 10/14/2025 | 10/14/2032 | 82,597 | 81,413 | 82,387 | 1.32 |
| Nintex Topco, Limited . . . . . . . | (4)(6)(8) | SOFR + 6.00% | 9.83% (incl. 1.50% PIK) | 11/12/2021 | 11/13/2028 | 34,201 | 33,930 | 30,439 | 0.49 |
| Noble Midco 3, Ltd. . . . . . . . . . | (4)(5)(6)(7)(10) | SOFR + 4.75% | 8.42% | 6/10/2024 | 6/24/2031 | 16,985 | 16,820 | 16,966 | 0.27 |
| Optimizely North America, Inc. . . . . | (4)(5)(10) | S + 5.50% | 9.22% | 10/30/2024 | 10/30/2031 GBP | 858 | 1,104 | 1,122 | 0.02 |
| Optimizely North America, Inc. . . . . | (4)(5)(10) | E + 5.25% | 7.15% | 10/30/2024 | 10/30/2031 EUR | 2,861 | 3,081 | 3,261 | 0.05 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2025
# (in thousands)

| Investments (1)(19) | Footnotes | Reference Rate and Spread (2) | Interest Rate (2)(15) | Acquisition Date | Maturity Date | | Par Amount/ Units (1) | Cost (3) | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | | |
| **Software (continued)** | | | | | | | | | | |
| Optimizely North America, Inc. | (4)(5)(7)(10) | SOFR + 5.00% | 8.92% | 10/30/2024 | 10/30/2031 | $ | 8,153 | $ 8,075 | $ 7,896 | 0.13% |
| PDI TA Holdings, Inc. | (4)(10) | SOFR + 5.50% | 9.34% | 2/1/2024 | 2/3/2031 | | 47,301 | 46,833 | 47,301 | 0.76 |
| PDI TA Holdings, Inc. | (4)(5)(7)(10) | SOFR + 5.50% | 9.34% | 2/1/2024 | 2/3/2031 | | 2,787 | 2,745 | 2,787 | 0.04 |
| QBS Parent, Inc. | (4)(5)(7)(10) | SOFR + 4.50% | 8.17% | 6/3/2025 | 6/3/2032 | | 13,619 | 13,552 | 13,619 | 0.22 |
| Rally Buyer, Inc. | (4)(5)(10) | SOFR + 6.25% | 9.97% (incl. 3.50% PIK) | 7/19/2022 | 7/19/2029 | | 900 | 892 | 815 | 0.01 |
| Rally Buyer, Inc. | (4)(5)(7)(10) | SOFR + 5.75% | 9.42% | 7/19/2022 | 7/19/2029 | | 64 | 63 | 54 | 0.00 |
| Relativity ODA, LLC | (4)(7)(11) | SOFR + 4.50% | 8.22% | 5/12/2021 | 5/12/2029 | | 19,337 | 19,136 | 19,257 | 0.31 |
| Scorpio BidCo SAS | (4)(5)(6)(7)(8) | E + 5.75% | 7.77% | 4/3/2024 | 4/30/2031 | EUR | 22,826 | 24,327 | 26,773 | 0.43 |
| Seven Bidco, SASU | (4)(5)(6)(7)(8) | E + 4.50% | 6.57% | 8/29/2025 | 8/27/2032 | EUR | 3,412 | 3,966 | 3,986 | 0.06 |
| SI Swan UK Bidco, Ltd. | (4)(5)(6)(7)(8) | SOFR + 4.75% | 8.46% | 12/16/2025 | 12/16/2032 | | 47,520 | 47,264 | 47,262 | 0.76 |
| Solis Midco, SAS | (4)(5)(6)(7)(8) | E + 4.75% | 6.85% | 10/8/2025 | 10/8/2032 | EUR | 313 | 357 | 361 | 0.01 |
| Spaceship Purchaser, Inc. | (4)(5)(7)(10)(18) | SOFR + 4.67% | 8.34% | 9/5/2025 | 10/17/2031 | | 5,259 | 5,115 | 5,085 | 0.08 |
| Spitfire Parent, Inc. | (4)(11) | SOFR + 5.50% | 9.32% | 3/9/2021 | 3/11/2027 | | 56,244 | 56,078 | 55,682 | 0.89 |
| Spitfire Parent, Inc. | (4)(11) | SOFR + 5.50% | 9.32% | 11/19/2021 | 3/11/2027 | | 20,768 | 20,674 | 20,560 | 0.33 |
| Spitfire Parent, Inc. | (4)(5)(11) | E + 5.50% | 7.40% | 3/8/2021 | 3/11/2027 | EUR | 10,028 | 12,056 | 11,666 | 0.19 |
| Tango Bidco, SAS | (4)(5)(6)(8) | E + 5.25% | 7.28% | 10/17/2024 | 10/17/2031 | EUR | 11,872 | 12,706 | 13,882 | 0.22 |
| Tango Bidco, SAS | (4)(5)(6)(7)(8) | E + 5.25% | 7.28% | 10/17/2024 | 10/17/2031 | EUR | 3,252 | 3,470 | 3,787 | 0.06 |
| Themis Solutions, Inc. | (4)(5)(6)(7)(10) | SOFR + 5.50% | 9.22% (incl. 3.75% PIK) | 10/29/2025 | 10/29/2032 | | 24,235 | 23,816 | 23,735 | 0.38 |
| Tricentis Operations Holdings, Inc. | (4)(5)(7)(11) | SOFR + 6.25% | 10.09% (incl. 4.88% PIK) | 2/11/2025 | 2/11/2032 | | 23,838 | 23,592 | 23,787 | 0.38 |
| Triple Lift, Inc. | (4)(10) | SOFR + 5.75% | 9.59% | 3/18/2022 | 5/5/2028 | | 13,600 | 13,496 | 12,444 | 0.20 |
| Triple Lift, Inc. | (4)(7)(10) | SOFR + 5.75% | 9.59% | 5/6/2021 | 5/5/2028 | | 46,795 | 46,430 | 42,163 | 0.68 |
| Varicent Parent Holdings Corp. | (4)(5)(7)(10) | SOFR + 6.25% | 9.92% (incl. 3.38% PIK) | 8/23/2024 | 8/23/2031 | | 13,209 | 13,039 | 13,035 | 0.21 |
| Varicent Parent Holdings Corp. | (4)(5)(7)(10) | SOFR + 6.25% | 9.92% (incl. 3.38% PIK) | 10/15/2025 | 8/23/2031 | | 4,569 | 4,517 | 4,513 | 0.07 |
| WPEngine, Inc. | (4)(7)(10) | SOFR + 5.75% | 9.45% | 8/14/2023 | 8/14/2029 | | 66,667 | 65,341 | 66,467 | 1.06 |
| Zendesk, Inc. | (4)(5)(7)(10) | SOFR + 5.00% | 8.69% | 7/23/2024 | 11/22/2028 | | 1,839 | 1,820 | 1,839 | 0.03 |
| Zorro Bidco, Ltd. | (4)(5)(6)(7)(8) | S + 4.65% | 8.62% | 8/13/2024 | 8/13/2031 | GBP | 28,916 | 36,197 | 38,544 | 0.62 |
| Zorro Bidco, Ltd. | (4)(5)(6)(8) | S + 4.65% | 8.62% | 1/30/2025 | 8/13/2031 | GBP | 3,165 | 3,903 | 4,223 | 0.07 |
| Zorro Bidco, Ltd. | (4)(5)(6)(8) | ST + 4.65% | 6.66% | 2/6/2025 | 8/13/2031 | SEK | 43,390 | 3,951 | 4,666 | 0.07 |
| | | | | | | | | 2,918,450 | 2,830,335 | 45.29 |
| **Specialty Retail** | | | | | | | | | | |
| CustomInk, LLC | (4)(11)(18) | SOFR + 5.98% | 9.83% | 5/3/2019 | 5/3/2028 | | 175,836 | 175,688 | 175,837 | 2.82 |
| **Technology Hardware, Storage & Peripherals** | | | | | | | | | | |
| Lytx, Inc. | (4)(11) | SOFR + 5.00% | 8.83% | 6/13/2024 | 2/28/2028 | | 84,454 | 84,084 | 84,454 | 1.35 |

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Trading Companies & Distributors** | | | | | | | | | |
| Paramount Global Surfaces, Inc. | (4)(11) | SOFR + 6.00% | 9.82% (incl. 4.98% PIK) | 4/30/2021 | 12/31/2028 | $ 55,562 | $ 55,217 | $ 41,393 | 0.66% |
| Red Fox CD Acquisition Corp. | (4)(11) | SOFR + 6.00% | 9.67% | 3/4/2024 | 3/4/2030 | 73,267 | 72,096 | 73,267 | 1.17 |
| Red Fox CD Acquisition Corp. | (4)(5)(7)(11) | SOFR + 6.00% | 9.67% | 5/31/2024 | 3/4/2030 | 11,583 | 11,098 | 11,583 | 0.19 |
| | | | | | | | 138,411 | 126,243 | 2.02 |
| **Transportation Infrastructure** | | | | | | | | | |
| Capstone Acquisition Holdings, Inc. | (4)(11) | SOFR + 4.50% | 8.32% | 8/29/2024 | 11/13/2029 | 5,404 | 5,390 | 5,404 | 0.09 |
| Frontline Road Safety, LLC | (4)(8) | SOFR + 4.75% | 8.47% (incl. 2.00% PIK) | 3/4/2025 | 3/4/2032 | 15,275 | 15,143 | 15,199 | 0.24 |
| Frontline Road Safety, LLC | (4)(5)(7)(8) | SOFR + 4.75% | 8.47% (incl. 2.00% PIK) | 3/4/2025 | 3/4/2032 | 4,481 | 4,430 | 4,446 | 0.07 |
| Frontline Road Safety, LLC | (4)(5)(8) | SOFR + 4.75% | 8.47% (incl. 2.00% PIK) | 5/15/2025 | 3/4/2032 | 4,747 | 4,694 | 4,723 | 0.08 |
| Frontline Road Safety, LLC | (4)(5)(7)(8) | SOFR + 4.75% | 8.47% (incl. 2.00% PIK) | 10/15/2025 | 3/4/2032 | 2,102 | 2,065 | 2,075 | 0.03 |
| Frontline Road Safety, LLC | (4)(5)(8) | SOFR + 4.75% | 8.47% (incl. 2.00% PIK) | 12/31/2025 | 3/4/2032 | 2,812 | 2,784 | 2,798 | 0.04 |
| Helix TS, LLC | (4)(10) | SOFR + 5.00% | 8.67% | 8/4/2021 | 8/4/2030 | 34,369 | 33,991 | 34,026 | 0.54 |
| Helix TS, LLC | (4)(10) | SOFR + 5.00% | 8.67% | 8/4/2021 | 8/4/2030 | 20,649 | 20,454 | 20,442 | 0.33 |
| Helix TS, LLC | (4)(5)(10) | SOFR + 5.00% | 8.67% | 12/22/2023 | 8/4/2030 | 3,737 | 3,685 | 3,700 | 0.06 |
| Helix TS, LLC | (4)(5)(10) | SOFR + 5.00% | 8.67% | 12/14/2022 | 8/4/2030 | 973 | 962 | 963 | 0.02 |
| Italian Motorway Holdings S.à r.l | (4)(5)(6)(8) | E + 5.25% | 7.38% | 4/28/2022 | 4/28/2029 | EUR 78,810 | 81,937 | 92,617 | 1.48 |
| Roadsafe Holdings, Inc. | (4)(11) | SOFR + 5.75% | 9.63% | 4/19/2021 | 10/19/2027 | 32,734 | 32,533 | 31,588 | 0.51 |
| Roadsafe Holdings, Inc. | (4)(11) | SOFR + 5.75% | 9.65% | 4/19/2021 | 10/19/2027 | 20,171 | 20,064 | 19,465 | 0.31 |
| Roadsafe Holdings, Inc. | (4)(11) | SOFR + 5.75% | 9.65% | 1/31/2022 | 10/19/2027 | 4,113 | 4,087 | 3,969 | 0.06 |
| Roadsafe Holdings, Inc. | (4)(5)(11) | P + 4.75% | 11.50% | 9/11/2024 | 10/19/2027 | 1,222 | 1,209 | 1,179 | 0.02 |
| Safety Borrower Holdings, LP | (4)(11) | SOFR + 4.75% | 8.47% | 12/19/2025 | 12/19/2032 | 7,606 | 7,582 | 7,606 | 0.12 |
| Safety Borrower Holdings, LP | (4)(5)(7)(11) | P + 3.75% | 10.50% | 9/1/2021 | 12/19/2032 | 37 | 32 | 30 | 0.00 |
| Sam Holding Co, Inc. | (4)(11) | SOFR + 5.50% | 9.42% | 9/24/2021 | 9/24/2027 | 36,385 | 36,178 | 36,385 | 0.58 |
| Sam Holding Co, Inc. | (4)(11) | SOFR + 5.50% | 9.46% | 9/19/2023 | 9/24/2027 | 15,640 | 15,505 | 15,640 | 0.25 |
| Sam Holding Co, Inc. | (4)(11) | SOFR + 5.50% | 9.54% | 9/24/2021 | 9/24/2027 | 11,292 | 11,292 | 11,292 | 0.18 |
| Sam Holding Co, Inc. | (4)(11) | SOFR + 5.50% | 9.54% | 9/19/2023 | 9/24/2027 | 9,849 | 9,764 | 9,849 | 0.16 |
| Sam Holding Co, Inc. | (4)(5)(7)(11) | SOFR + 5.50% | 9.46% | 9/5/2024 | 9/24/2027 | 11,909 | 11,813 | 11,909 | 0.19 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
#### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Transportation Infrastructure (continued)** | | | | | | | | | |
| Sam Holding Co, Inc. | (4)(5)(7)(11) | SOFR + 5.50% | 9.29% | 11/5/2025 | 9/24/2027 | $ 2,200 | $ 2,135 | $ 2,200 | 0.04% |
| TRP Infrastructure Services, LLC | (4)(11) | SOFR + 5.50% | 9.49% | 7/9/2021 | 7/9/2027 | 38,089 | 37,896 | 37,994 | 0.61 |
| TRP Infrastructure Services, LLC | (4)(5)(7)(11) | SOFR + 5.50% | 9.44% | 12/2/2024 | 7/9/2027 | 33,481 | 33,161 | 33,330 | 0.53 |
| | | | | | | | 398,786 | 408,829 | 6.54 |
| **Wireless Telecommunication Services** | | | | | | | | | |
| CCI Buyer, Inc. | (4)(7)(10) | SOFR + 5.00% | 8.67% | 5/13/2025 | 5/13/2032 | 22,024 | 21,812 | 21,901 | 0.35 |
| **Total First Lien Debt - non-controlled/non-affiliated** | | | | | | | 14,027,956 | 13,833,503 | 221.42 |
| **First Lien Debt - non-controlled/affiliated** | | | | | | | | | |
| **Aerospace & Defense** | | | | | | | | | |
| Align Precision Group, LLC | (4)(5)(11)(16) | SOFR + 6.75% | 10.42% PIK | 7/3/2025 | 7/3/2030 | 8,762 | 8,762 | 8,762 | 0.14 |
| Align Precision Group, LLC | (4)(5)(7)(11)(16) | SOFR + 6.75% | 10.42% PIK | 7/3/2025 | 7/3/2030 | 1,370 | 1,364 | 1,370 | 0.02 |
| | | | | | | | 10,126 | 10,132 | 0.16 |
| **Professional Services** | | | | | | | | | |
| Material Holdings, LLC | (4)(5)(10)(16) | SOFR + 6.00% | 9.77% (incl. 2.25% PIK) | 6/14/2024 | 8/19/2027 | 22,116 | 22,012 | 22,074 | 0.35 |
| Material Holdings, LLC | (4)(5)(10)(16)(17) | SOFR + 6.00% | 9.77% PIK | 6/14/2024 | 8/19/2027 | 5,917 | 5,263 | 0 | 0.00 |
| Material Holdings, LLC | (4)(5)(7)(10)(16) | SOFR + 6.00% | 9.77% PIK | 6/25/2025 | 8/19/2027 | 767 | 765 | 725 | 0.01 |
| | | | | | | | 28,040 | 22,799 | 0.36 |
| **Total First Lien Debt - non-controlled/affiliated** | | | | | | | 38,166 | 32,931 | 0.52 |
| **Total First Lien Debt** | | | | | | | 14,066,122 | 13,866,434 | 221.94 |
| **Second Lien Debt** | | | | | | | | | |
| **Second Lien Debt - non-controlled/non-affiliated** | | | | | | | | | |
| **Health Care Providers & Services** | | | | | | | | | |
| Canadian Hospital Specialties, Ltd. | (4)(5)(6)(8) | 8.75% | 8.75% | 4/15/2021 | 4/15/2029 | CAD 10,533 | 8,335 | 7,272 | 0.12 |
| Jayhawk Buyer, LLC | (4)(11) | SOFR + 8.75% | 12.69% | 5/26/2021 | 7/16/2028 | 5,183 | 5,154 | 4,885 | 0.08 |
| | | | | | | | 13,489 | 12,157 | 0.20 |
| **Health Care Technology** | | | | | | | | | |
| Project Ruby Ultimate Parent Corp. | (4)(5)(10) | SOFR + 5.25% | 9.08% | 10/15/2024 | 3/10/2029 | 1,000 | 996 | 998 | 0.02 |
| **Insurance** | | | | | | | | | |
| SQ ABS Issuer, LLC | (4)(5)(6)(8) | 9.65% | 9.65% | 10/11/2024 | 10/20/2039 | 3,168 | 3,127 | 3,152 | 0.05 |
| **Interactive Media & Services** | | | | | | | | | |
| Speedster Bidco, GmbH | (4)(6)(8) | CA + 5.50% | 7.76% | 12/10/2024 | 2/13/2032 | CAD 50,654 | 35,565 | 36,536 | 0.59 |
| **IT Services** | | | | | | | | | |
| Inovalon Holdings, Inc. | (4)(10) | SOFR + 8.50% | 12.60% PIK | 4/11/2025 | 11/24/2033 | 16,170 | 15,989 | 15,685 | 0.25 |
| **Machinery** | | | | | | | | | |
| Victory Buyer, LLC | (4)(9) | SOFR + 7.00% | 10.83% | 11/19/2021 | 11/19/2029 | 9,619 | 9,572 | 9,619 | 0.15 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2025
# (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **Second Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Professional Services** | | | | | | | | | |
| Thevelia US, LLC | (4)(5)(6)(9) | SOFR + 5.00% | 8.67% | 6/17/2022 | 6/17/2032 | $ 4,920 | $ 4,838 | $ 4,920 | 0.08% |
| **Real Estate Management & Development** | | | | | | | | | |
| Progress Residential PM Holdings, LLC | (4)(8) | SOFR + 4.75% | 8.66% | 9/11/2025 | 9/11/2028 | 73,660 | 72,999 | 72,923 | 1.17 |
| **Software** | | | | | | | | | |
| CB Nike Holdco, LLC | (4)(11) | SOFR + 7.35% | 11.17% PIK | 11/25/2024 | 11/26/2029 | 40,044 | 39,430 | 39,643 | 0.63 |
| Denali Holdco, Ltd. | (4)(5)(6)(8) | 9.80% | 9.80% PIK | 9/5/2025 | 9/5/2032 | EUR 13,914 | 16,154 | 16,188 | 0.26 |
| Denali Holdco, Ltd. | (4)(5)(6)(8) | 11.20% | 11.20% PIK | 9/5/2025 | 9/5/2032 | GBP 8,046 | 10,764 | 10,737 | 0.17 |
| INK BC Bidco S.p.A. | (4)(6)(8) | E + 8.25% | 10.33% PIK | 7/17/2025 | 7/16/2033 | EUR 2,806 | 3,192 | 3,248 | 0.05 |
| INK BC Bidco S.p.A. | (4)(6)(8) | E + 8.25% | 10.33% PIK | 11/12/2025 | 7/17/2033 | EUR 2,207 | 2,508 | 2,555 | 0.04 |
| Mandolin Technology Intermediate Holdings, Inc. | (4)(5)(9) | SOFR + 6.50% | 10.50% (incl. 6.50% PIK) | 7/30/2021 | 7/30/2029 | 3,728 | 3,706 | 3,169 | 0.05 |
| Solis Midco, SAS | (4)(5)(6)(8) | E + 7.75% | 9.85% PIK | 10/8/2025 | 10/8/2033 | EUR 104 | 119 | 120 | 0.00 |
| | | | | | | | 75,873 | 75,660 | 1.20 |
| **Total Second Lien Debt - non-controlled/non-affiliated** | | | | | | | 232,448 | 231,650 | 3.71 |
| **Total Second Lien Debt** | | | | | | | 232,448 | 231,650 | 3.71 |
| **Unsecured Debt** | | | | | | | | | |
| **Unsecured Debt - non-controlled/non-affiliated** | | | | | | | | | |
| **Health Care Technology** | | | | | | | | | |
| Healthcomp Holding Company, LLC | (4)(5)(8) | 13.75% | 13.75% PIK | 11/8/2023 | 11/7/2031 | 13,273 | 13,049 | 12,278 | 0.20 |
| **Total Unsecured Debt - non-controlled/non-affiliated** | | | | | | | 13,049 | 12,278 | 0.20 |
| **Total Unsecured Debt** | | | | | | | 13,049 | 12,278 | 0.20 |
| **Equity** | | | | | | | | | |
| **Equity - non-controlled/non-affiliated** | | | | | | | | | |
| **Aerospace & Defense** | | | | | | | | | |
| Micross Topco, Inc. - Common Equity | (4) | | | 3/28/2022 | | 4,767 | 4,767 | 7,198 | 0.12 |
| **Air Freight & Logistics** | | | | | | | | | |
| AGI Group Holdings, LP - Class A-2 Common Units | (4) | | | 6/11/2021 | | 902 | 902 | 1,511 | 0.02 |
| Mode Holdings, LP - Class A-2 Common Units | (4) | | | 12/9/2019 | | 5,486,923 | 5,487 | 1,646 | 0.03 |
| Red Griffin ParentCo, LLC - Class A Common Units | (4) | | | 11/27/2024 | | 935 | 3,968 | 1,071 | 0.02 |
| | | | | | | | 10,357 | 4,228 | 0.07 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **Equity - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Biotechnology** | | | | | | | | | |
| Axsome Therapeutics, Inc. - Common Stock | (6) | | | 5/6/2025 | | 2,397 | $ 257 | $ 438 | 0.01% |
| **Commercial Services & Supplies** | | | | | | | | | |
| Genstar Neptune Blocker, LLC - Blocker Note | (4) | | | 12/2/2024 | | 8,738 | 9 | 9 | 0.00 |
| Genstar Neptune Blocker, LLC - Blocker Units | (4) | | | 12/2/2024 | | 218 | 343 | 403 | 0.01 |
| Genstar Neptune Blocker, LLC - Class Z Units | (4) | | | 12/2/2024 | | 57 | 81 | 96 | 0.00 |
| GTCR Investors, LP - Class A-1 Common Units | (4) | | | 9/29/2023 | | 417,006 | 417 | 619 | 0.01 |
| GTCR/Jupiter Blocker, LLC - Blocker Note | (4) | | | 12/2/2024 | | 6,291 | 6 | 6 | 0.00 |
| GTCR/Jupiter Blocker, LLC - Class Z Units | (4) | | | 12/2/2024 | | 41 | 58 | 69 | 0.00 |
| Jupiter Ultimate Holdings, LLC - Class A Common Units | (4) | | | 11/8/2024 | | 1 | 0 | 0 | 0.00 |
| Jupiter Ultimate Holdings, LLC - Class B Common Units | (4) | | | 11/8/2024 | | 278 | 218 | 227 | 0.00 |
| Jupiter Ultimate Holdings, LLC - Class C Common Units | (4) | | | 11/8/2024 | | 278,074 | 221 | 289 | 0.00 |
| RC VI Buckeye Holdings, LLC - LLC Units | (4) | | | 1/2/2025 | | 161,291 | 161 | 187 | 0.00 |
| | | | | | | | 1,514 | 1,905 | 0.02 |
| **Distributors** | | | | | | | | | |
| Box Co-Invest Blocker, LLC - (BP Alpha Holdings, LP) - Class A Units | (4) | | | 12/10/2021 | | 1 | 702 | 0 | 0.00 |
| Box Co-Invest Blocker, LLC - (BP Alpha Holdings, LP) - Class C Preferred Units | (4) | | | 7/12/2023 | | 1 | 83 | 0 | 0.00 |
| EIS Acquisition Holdings, LP - Class A Common Units | (4) | | | 11/1/2021 | | 6,761 | 3,350 | 7,796 | 0.12 |
| | | | | | | | 4,135 | 7,796 | 0.12 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **Equity - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Diversified Consumer Services** | | | | | | | | | |
| Cambium Holdings, LLC - Senior Preferred Interest | (4) | | 11.50% | 8/3/2021 | | 12,511,857 | $ 12,315 | $ 15,641 | 0.26% |
| DTA, LP - Class A Common Units | (4) | | | 3/25/2024 | | 2,516,215 | 2,729 | 4,064 | 0.07 |
| | | | | | | | 15,044 | 19,705 | 0.33 |
| **Diversified Telecommunication Services** | | | | | | | | | |
| Point Broadband Holdings, LLC - Class A Common Units | (4) | | | 10/1/2021 | | 6,930 | 5,877 | 7,553 | 0.13 |
| Point Broadband Holdings, LLC - Class B Common Units | (4) | | | 10/1/2021 | | 369,255 | 1,053 | 1,196 | 0.02 |
| Point Broadband Holdings, LLC - Class Additional A Common Units | (4) | | | 3/24/2022 | | 1,489 | 1,263 | 1,623 | 0.03 |
| Point Broadband Holdings, LLC - Class Additional B Common Units | (4) | | | 3/24/2022 | | 79,358 | 226 | 257 | 0.00 |
| | | | | | | | 8,419 | 10,629 | 0.18 |
| **Electrical Equipment** | | | | | | | | | |
| Griffon Aggregator, Ltd. - LP Interest | (4) | | | 7/31/2025 | | 610,738 | 611 | 660 | 0.01 |
| **Electronic Equipment, Instruments & Components** | | | | | | | | | |
| NSI Parent, LP - Class A Common Units | (4) | | | 12/23/2024 | | 578,564 | 466 | 526 | 0.01 |
| Spectrum Safety Solutions Purchaser, LLC - Common Equity | (4)(6) | | | 7/1/2024 | | 5,286,915 | 5,287 | 6,186 | 0.10 |
| | | | | | | | 5,753 | 6,712 | 0.11 |
| **Financial Services** | | | | | | | | | |
| THL Fund IX Investors (Plymouth II), LP - LP Interest | (4) | | | 8/31/2023 | | 212,137 | 212 | 389 | 0.01 |
| **Health Care Equipment & Supplies** | | | | | | | | | |
| GCX Corporation Group Holdings, L.P. - Class A-2 Units | (4) | | | 9/10/2021 | | 539 | 539 | 243 | 0.00 |
| **Health Care Providers & Services** | | | | | | | | | |
| AVE Holdings I Corp. - Series A-1 Preferred Shares | (4) | | 11.50% | 2/25/2022 | | 625,944 | 607 | 382 | 0.01 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **Equity - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Health Care Providers & Services (continued)** | | | | | | | | | |
| Jayhawk Holdings, LP - Class A-1 Common Units | (4) | | | 5/26/2021 | | 2,201 | $ 392 | $ 53 | 0.00% |
| Jayhawk Holdings, LP - Class A-2 Common Units | (4) | | | 5/26/2021 | | 1,185 | 211 | 29 | 0.00 |
| WHCG Purchaser, Inc. - Class A Common Units | (4) | | | 8/2/2024 | | 4,755,436 | 0 | 0 | 0.00 |
| | | | | | | | 1,210 | 464 | 0.01 |
| **Health Care Technology** | | | | | | | | | |
| Caerus Midco 2 S.à r.l. - Additional Vehicle Units | (4)(6) | | | 10/28/2022 | | 11,710 | 12 | 1 | 0.00 |
| Caerus Midco 2 S.à r.l. - Vehicle Units | (4)(6) | | | 5/25/2022 | | 58,458 | 58 | 54 | 0.00 |
| Healthcomp Holding Company, LLC - Preferred Interest(4) | | | 6.00% | 11/8/2023 | | 9,850 | 985 | 266 | 0.00 |
| | | | | | | | 1,055 | 321 | 0.00 |
| **Insurance** | | | | | | | | | |
| Beacon HC, Ltd. - Class A Shares | (4)(6) | | | 12/4/2025 | | 20,429 | 1,290 | 1,290 | 0.02 |
| Beacon HC, Ltd. - Class C Shares | (4)(6) | | | 12/4/2025 | | 1,135 | 72 | 72 | 0.00 |
| CFCo, LLC (Benefytt Technologies, Inc.) - Class B Units | (4) | | | 9/28/2023 | | 14,907,400 | 0 | 0 | 0.00 |
| SelectQuote, Inc. - Warrants | (4)(6) | | | 10/11/2024 | | 601,075 | 0 | 72 | 0.00 |
| Shelf Holdco, Ltd. - Common Equity | (4)(6) | | | 12/30/2022 | | 50,000 | 50 | 190 | 0.00 |
| | | | | | | | 1,412 | 1,624 | 0.02 |
| **IT Services** | | | | | | | | | |
| NC Ocala Co-Invest Beta, LP - LP Interest | (4) | | | 11/12/2021 | | 2,854,133 | 2,854 | 3,168 | 0.06 |
| **Life Sciences Tools & Services** | | | | | | | | | |
| Falcon Top Parent, LLC - Class A Common Units | (4) | | | 11/6/2024 | | 772,599 | 773 | 773 | 0.02 |
| **Professional Services** | | | | | | | | | |
| OHCP V TC COI, LP - LP Interest | (4) | | | 6/29/2021 | | 3,500,000 | 3,500 | 8,647 | 0.15 |
| Tricor Horizon - LP Interest | (4)(6) | | | 6/13/2022 | | 402,339 | 402 | 394 | 0.01 |
| Trinity Air Consultants Holdings Corp. - Common Units | (4) | | | 6/12/2024 | | 2,583 | 3 | 6 | 0.00 |
| | | | | | | | 3,905 | 9,047 | 0.16 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **Equity - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Real Estate Management & Development** | | | | | | | | | |
| Community Management Holdings Parent, LP - Series A Preferred Units | (4) | | 8.00% | 11/1/2024 | | 310,331 | $ 310 | $ 341 | 0.01% |
| **Software** | | | | | | | | | |
| AI Titan Group Holdings, LP - Class A-2 Common Units | (4) | | | 8/28/2024 | | 44 | 44 | 49 | 0.00 |
| Connatix Parent, LLC - Class L Common Units | (4) | | | 7/14/2021 | | 42,045 | 462 | 194 | 0.00 |
| Descartes Holdings, Inc. - Class A Common Stock | (4) | | | 10/9/2023 | | 4,913 | 213 | 0 | 0.00 |
| Expedition Holdco, LLC - Class A Common Units | (4) | | | 2/24/2022 | | 90 | 57 | 53 | 0.00 |
| Expedition Holdco, LLC - Class B Common Units | (4) | | | 2/24/2022 | | 90,000 | 33 | 19 | 0.00 |
| Mandolin Technology Holdings, Inc. - Series A Preferred Shares | (4) | | 10.50% | 7/30/2021 | | 3,550,000 | 3,444 | 4,122 | 0.08 |
| Mimecast Limited - LP Interest | (4) | | | 5/3/2022 | | 667,850 | 668 | 735 | 0.01 |
| Noble Aggregator GP, LLC - GP Units | (4) | | | 10/14/2025 | | 318 | 0 | 0 | 0.00 |
| Noble Aggregator, LP - Common Equity Class A Units | (4) | | | 10/14/2025 | | 318 | 318 | 329 | 0.01 |
| TPG IX Newark CI, LP - LP Interest | (4) | | | 10/26/2023 | | 1,965,727 | 1,966 | 1,966 | 0.03 |
| Zoro - Common Equity | (4) | | | 11/22/2022 | | 2,073 | 21 | 26 | 0.00 |
| Zoro - Series A Preferred Shares | (4) | SOFR + 9.50% | 13.17% | 11/22/2022 | | 122 | 118 | 182 | 0.00 |
| | | | | | | | 7,344 | 7,675 | 0.13 |
| **Specialty Retail** | | | | | | | | | |
| CustomInk, LLC - Series A Preferred Units | (4) | | | 5/3/2019 | | 384,520 | 5,200 | 6,252 | 0.11 |
| **Transportation Infrastructure** | | | | | | | | | |
| Ncp Helix Holdings, LLC - Preferred Shares | (4) | | 8.00% | 8/3/2021 | | 376,232 | 292 | 500 | 0.01 |
| **Total Equity - non-controlled/non-affiliated** | | | | | | | 75,963 | 90,068 | 1.51 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2025
## (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **Equity - non-controlled/affiliated** | | | | | | | | | |
| **Aerospace & Defense** | | | | | | | | | |
| Align Precision Group, LLC - Class A-3 Units | (4)(16) | | | 7/3/2025 | | 4,296 $ | 384 $ | 1,549 | 0.03% |
| **Insurance** | | | | | | | | | |
| Blackstone Donegal Holdings LP - LP Interests (Westland Insurance Group LTD) | (4)(6)(16) | | | 1/5/2021 | | | 1 | 5,315 | 0.10 |
| **Professional Services** | | | | | | | | | |
| Material+ Holding Company, LLC - Class C Units | (4)(16) | | | 6/14/2024 | | 5,898 | 0 | 0 | 0.00 |
| **Total Equity - non-controlled/affiliated** | | | | | | | 385 | 6,864 | 0.13 |
| **Total Equity** | | | | | | | 76,348 | 96,932 | 1.64 |
| **Total Investments - non-controlled/non-affiliated** | | | | | | | 14,349,416 | 14,167,499 | 226.84 |
| **Total Investments - non-controlled/affiliated** | | | | | | | 38,551 | 39,795 | 0.65 |
| **Total Investment Portfolio** | | | | | | | 14,387,967 | 14,207,294 | 227.49 |
| **Cash and Cash Equivalents** | | | | | | | | | |
| State Street Institutional U.S. Government Money Market Fund - Investor Class | | | 3.66% | | | | 6,807 | 6,807 | 0.11 |
| State Street Institutional U.S. Government Money Market Fund - Premier Class | | | 3.74% | | | | 17,168 | 17,168 | 0.27 |
| BlackRock ICS US Treasury Fund | | | 3.70% | | | | 3,167 | 3,167 | 0.05 |
| Other Cash and Cash Equivalents | | | | | | | 262,463 | 262,463 | 4.20 |
| **Total Cash and Cash Equivalents** | | | | | | | 289,605 | 289,605 | 4.63 |
| **Total Portfolio Investments, Cash and Cash Equivalents** | | | | | | | $14,677,572 | $14,496,899 | 232.12% |

(1) Unless otherwise indicated, all debt and equity investments held by the Company (which such term "Company" shall include the Company's consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in U.S. dollars. As of December 31, 2025, the Company had investments denominated in Canadian Dollars (CAD), Euros (EUR), British Pounds (GBP), Danish Krone (DKK), Swedish Krona (SEK), Norwegian Krone (NOK), and Australian Dollars (AUD). All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount (in thousands) is presented for debt investments, while the number of shares or units (in whole amounts) owned is presented for equity investments. Each of the Company's investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2) Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either Sterling Overnight Interbank Average Rate ("SONIA" or "S"), Euro Interbank Offer Rate ("Euribor" or "E"), Secured Overnight Financing Rate ("SOFR"), Stockholm Interbank Offered Rate ("STIBOR" or "ST"), Copenhagen Interbank Offered Rate ("CIBOR" or "CI"), Norwegian Interbank

Offered Rate ("NIBOR" or "N"), Australian Bank Bill Swap Bid Rate ("BBSY" or "BB"), Canadian Overnight Repo Rate Average ("CORRA" or "CA") or an alternate base rate (commonly based on the Federal Funds Rate ("F") or the U.S. Prime Rate ("P")), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2025. Variable rate loans typically include an interest reference rate floor feature. As of December 31, 2025, 88.1% of the debt portfolio at fair value had an interest rate floor above zero. Rates on equity instruments represents contractual dividend rates on certain preferred equity positions.

(3) The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(4) These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (see Note 2), pursuant to the Company's valuation policy.

(5) These investments are not pledged as collateral under any of the Company's credit facilities. For other debt investments that are pledged to the Company's credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. Any other debt investments listed above are pledged to financing facilities and are not available to satisfy the creditors of the Company.

(6) The investment is not a Qualifying Asset under Section 55(a) of the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the "1940 Act"). The Company may not acquire any non-qualifying asset unless, at the time of acquisition, Qualifying Assets represent at least 70% of the Company's total assets. As of December 31, 2025, non-qualifying assets represented 17.2% of total assets as calculated in accordance with regulatory requirements.

(7) Position or portion thereof is an unfunded commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company's unfunded commitments:

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| 123Dentist, Inc. | Delayed Draw Term Loan | 9/16/2027 | $ 23,908 | $ — |
| Abacus Holdco 2, Oy | Delayed Draw Term Loan | 10/14/2027 | 177 | — |
| Accordion Partners, LLC | Revolver | 11/15/2031 | 1,789 | (9) |
| Accordion Partners, LLC | Delayed Draw Term Loan | 12/17/2027 | 8,432 | (21) |
| Accuity Delivery Systems, LLC | Revolver | 5/29/2031 | 5,327 | (27) |
| Accuity Delivery Systems, LLC | Delayed Draw Term Loan | 5/29/2026 | 15,982 | — |
| ACI Group Holdings, Inc. | Revolver | 8/2/2027 | 116 | — |
| Acumatica Holdings, Inc. | Revolver | 7/28/2032 | 1,935 | (19) |
| ADCS Clinics Intermediate Holdings, LLC | Revolver | 5/7/2026 | 1,115 | — |
| AI Altius US Bidco, Inc. | Delayed Draw Term Loan | 5/21/2026 | 500 | — |
| AI Titan Parent, Inc. | Delayed Draw Term Loan | 9/30/2026 | 675 | — |
| AI Titan Parent, Inc. | Revolver | 8/29/2031 | 544 | (5) |
| Align Precision Group, LLC | Delayed Draw Term Loan | 4/3/2030 | 560 | — |
| Allium Buyer, LLC | Revolver | 5/2/2029 | 249 | (7) |
| American Restoration Holdings, LLC | Revolver | 7/24/2030 | 601 | — |
| American Restoration Holdings, LLC | Delayed Draw Term Loan | 2/19/2027 | 5,210 | — |
| Amerilife Holdings, LLC | Revolver | 8/31/2028 | 13,350 | — |
| Amerilife Holdings, LLC | Delayed Draw Term Loan | 6/17/2026 | 29 | — |
| Amerilife Holdings, LLC | Delayed Draw Term Loan | 2/28/2027 | 31,555 | (79) |
| Amerivet Partners Management, Inc. | Revolver | 2/25/2028 | 589 | — |
| Anaplan, Inc. | Revolver | 6/21/2028 | 161 | (3) |
| Animal Wellness Investments SpA | Term Loan | 1/15/2033 | 14,878 | — |
| Animal Wellness Investments SpA | Delayed Draw Term Loan | 1/15/2029 | 2,400 | — |
| Apex Companies, LLC | Delayed Draw Term Loan | 8/28/2026 | 1,030 | — |
| Apex Companies, LLC | Delayed Draw Term Loan | 10/24/2027 | 28,233 | (141) |
| Armada Parent, Inc. | Revolver | 10/29/2030 | 3,000 | — |
| Arnhem BidCo, GmbH | Delayed Draw Term Loan | 10/1/2027 | 9,126 | — |
| Aryeh Bidco Investment Ltd | Term Loan | 1/14/2033 | 5,634 | — |
| Aryeh Bidco Investment Ltd | Delayed Draw Term Loan | 1/14/2028 | 1,049 | — |
| Aryeh Bidco Investment Ltd | Revolver | 1/14/2033 | 749 | — |
| Ascend Buyer, LLC | Revolver | 9/30/2028 | 2,572 | — |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
#### (in thousands)

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| AuditBoard, Inc. | Revolver | 7/12/2031 | $ 1,766 | $ — |
| Axsome Therapeutics, Inc. | Delayed Draw Term Loan | 5/31/2026 | 8,805 | — |
| Axsome Therapeutics, Inc. | Delayed Draw Term Loan | 5/31/2027 | 8,805 | — |
| Azurite Intermediate Holdings, Inc. | Revolver | 3/19/2031 | 4,104 | (17) |
| Baker Tilly Advisory Group, LP | Delayed Draw Term Loan | 6/3/2027 | 1,260 | (13) |
| Baker Tilly Advisory Group, LP | Revolver | 6/3/2030 | 10,339 | — |
| Bamboo US BidCo, LLC | Delayed Draw Term Loan | 11/20/2026 | 24 | — |
| Bamboo US BidCo, LLC | Revolver | 9/29/2029 | 142 | — |
| Banyan Software Holdings, LLC | Revolver | 1/2/2031 | 1,006 | (3) |
| Banyan Software Holdings, LLC | Delayed Draw Term Loan | 10/8/2027 | 10,169 | — |
| Bayshore Intermediate #2, LP | Revolver | 10/1/2027 | 6,936 | — |
| Bazaarvoice, Inc. | Revolver | 5/7/2029 | 37,992 | — |
| Beacon Dc, Ltd. | Delayed Draw Term Loan | 12/4/2027 | 27,239 | — |
| Beacon Dc, Ltd. | Revolver | 12/4/2032 | 18,530 | — |
| Bimini Group Purchaser, Inc. | Revolver | 4/26/2031 | 7,337 | — |
| Biotouch Global Solutions, Inc. | Delayed Draw Term Loan | 8/27/2027 | 5,409 | (41) |
| Biotouch Global Solutions, Inc. | Revolver | 8/27/2032 | 1,623 | (24) |
| Bluefin Holding, LLC | Revolver | 9/12/2029 | 2,244 | — |
| Brave Parent Holdings, Inc. | Revolver | 11/28/2030 | 3,641 | — |
| Brilliance Technologies, Inc. | Revolver | 3/11/2032 | 900 | — |
| Brilliance Technologies, Inc. | Delayed Draw Term Loan | 9/11/2027 | 1,200 | (1) |
| Caerus US 1, Inc. | Revolver | 5/25/2029 | 273 | — |
| Cambium Learning Group, Inc. | Revolver | 7/20/2027 | 43,592 | — |
| Cambrex Corp. | Revolver | 3/5/2032 | 2,741 | — |
| Cambrex Corp. | Delayed Draw Term Loan | 3/5/2027 | 3,323 | (17) |
| Cambrex Corp. | Delayed Draw Term Loan | 3/24/2026 | 7,735 | — |
| Canadian Hospital Specialties, Ltd. | Revolver | 4/15/2027 | 1,500 | — |
| Carr Riggs & Ingram Capital, LLC | Revolver | 11/18/2031 | 1,726 | (9) |
| Carr Riggs & Ingram Capital, LLC | Delayed Draw Term Loan | 11/18/2026 | 2,757 | — |
| Castle Management Borrower, LLC | Revolver | 11/3/2029 | 2,917 | — |
| Castle Management Borrower, LLC | Delayed Draw Term Loan | 12/9/2027 | 14,164 | — |
| CCI Buyer, Inc. | Revolver | 5/13/2032 | 1,289 | (13) |
| CFGI Holdings, LLC | Revolver | 11/2/2027 | 1,050 | (21) |
| CFS Brands, LLC | Revolver | 10/2/2029 | 8,483 | — |
| Channelside AcquisitionCo, Inc. | Revolver | 3/31/2028 | 2,913 | — |
| Charger Debt Merger Sub, LLC | Delayed Draw Term Loan | 5/9/2027 | 6,235 | (16) |
| Charger Debt Merger Sub, LLC | Revolver | 5/31/2030 | 1,152 | — |
| Charger Debt Merger Sub, LLC | Delayed Draw Term Loan | 5/31/2026 | 1,152 | — |
| Chartwell Cumming Holding, Corp. | Revolver | 11/16/2029 | 20,763 | — |
| Cielo Bidco, Ltd. | Delayed Draw Term Loan | 3/31/2030 | 18 | — |
| Cielo Bidco, Ltd. | Delayed Draw Term Loan | 3/31/2030 | 100 | — |
| Cisive Holdings Corp. | Revolver | 12/7/2029 | 1,111 | (22) |
| Clearview Buyer, Inc. | Revolver | 2/26/2029 | 1,142 | — |
| Commander Buyer, Inc. | Delayed Draw Term Loan | 6/26/2027 | 8,671 | (43) |
| Commander Buyer, Inc. | Revolver | 6/26/2032 | 5,781 | (58) |
| Community Management Holdings Midco 2, LLC | Revolver | 11/1/2031 | 965 | — |
| Community Management Holdings Midco 2, LLC | Delayed Draw Term Loan | 7/8/2027 | 4,531 | — |
| Compsych Investments Corp. | Delayed Draw Term Loan | 7/22/2027 | 3,471 | (152) |
| Connatix Buyer, Inc. | Revolver | 7/14/2027 | 3,042 | — |
| Connatix Buyer, Inc. | Delayed Draw Term Loan | 4/9/2026 | 510 | — |
| Consor Intermediate II, LLC | Delayed Draw Term Loan | 5/10/2026 | 2,361 | — |
| Consor Intermediate II, LLC | Revolver | 5/10/2031 | 854 | — |
| Continental Buyer, Inc. | Revolver | 4/2/2031 | 2,715 | — |
| Continental Buyer, Inc. | Revolver | 4/2/2031 | 4,350 | (22) |

**Blackstone Secured Lending Fund**
**Consolidated Schedule of Investments**
**December 31, 2025**
**(in thousands)**

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| Continental Buyer, Inc. | Revolver | 4/2/2031 | $ 2,081 | $ (10) |
| Continental Buyer, Inc. | Delayed Draw Term Loan | 4/21/2028 | 4,163 | (10) |
| Coupa Software, Inc. | Delayed Draw Term Loan | 6/3/2027 | 164 | — |
| Coupa Software, Inc. | Revolver | 2/27/2029 | 126 | (1) |
| CRCI Longhorn Holdings, Inc. | Revolver | 8/27/2031 | 1,912 | (16) |
| CRCI Longhorn Holdings, Inc. | Delayed Draw Term Loan | 8/27/2026 | 2,867 | — |
| Creek Parent, Inc. | Revolver | 12/18/2031 | 9,893 | (173) |
| Crewline Buyer, Inc. | Revolver | 11/8/2030 | 6,438 | — |
| Crumbl Enterprises, LLC | Revolver | 4/30/2032 | 120 | (1) |
| CT Technologies Intermediate Holdings, Inc. | Delayed Draw Term Loan | 8/30/2026 | 1,914 | — |
| CT Technologies Intermediate Holdings, Inc. | Revolver | 8/30/2031 | 5,904 | (59) |
| CT Technologies Intermediate Holdings, Inc. | Delayed Draw Term Loan | 8/30/2026 | 1,735 | — |
| CT Technologies Intermediate Holdings, Inc. | Delayed Draw Term Loan | 7/10/2027 | 88 | — |
| CT Technologies Intermediate Holdings, Inc. | Delayed Draw Term Loan | 8/5/2027 | 1,737 | — |
| CT Technologies Intermediate Holdings, Inc. | Delayed Draw Term Loan | 8/5/2027 | 1,165 | — |
| DCG Acquisition Corp. | Revolver | 6/13/2031 | 5,937 | (59) |
| DCG Acquisition Corp. | Delayed Draw Term Loan | 6/13/2026 | 1,724 | — |
| Denali Bidco, Ltd. | Delayed Draw Term Loan | 9/5/2027 | 300 | (3) |
| Denali Intermediate Holdings, Inc. | Revolver | 8/26/2032 | 924 | (9) |
| Denali TopCo, LLC | Delayed Draw Term Loan | 8/26/2028 | 4,977 | (25) |
| Denali TopCo, LLC | Revolver | 8/26/2032 | 2,389 | (12) |
| Discovery Education, Inc. | Revolver | 4/9/2029 | 987 | — |
| Divisions Holding Corp. | Revolver | 4/17/2032 | 140 | (1) |
| DM Intermediate Parent, LLC | Revolver | 9/30/2030 | 4,790 | — |
| DM Intermediate Parent, LLC | Delayed Draw Term Loan | 9/30/2026 | 3,082 | — |
| DM Intermediate Parent, LLC | Delayed Draw Term Loan | 12/19/2027 | 13,319 | (67) |
| Doit International, Ltd. | Delayed Draw Term Loan | 11/25/2026 | 11,606 | (87) |
| Doit International, Ltd. | Revolver | 11/26/2029 | 5,803 | — |
| Dropbox, Inc. | Delayed Draw Term Loan | 12/10/2026 | 44,118 | (221) |
| DTA Intermediate II, Ltd. | Revolver | 3/27/2030 | 10,769 | — |
| Duro Dyne National Corp. | Delayed Draw Term Loan | 11/15/2026 | 6,002 | (30) |
| Duro Dyne National Corp. | Revolver | 11/15/2031 | 6,002 | — |
| Dwyer Instruments, LLC | Revolver | 7/20/2029 | 823 | — |
| Eagan Parent, Inc. | Delayed Draw Term Loan | 9/8/2027 | 90 | — |
| Eagan Parent, Inc. | Revolver | 9/8/2032 | 48 | — |
| East River Bidco, GmbH | Delayed Draw Term Loan | 3/26/2028 | 31 | — |
| Eden Acquisitionco, Ltd. | Delayed Draw Term Loan | 11/17/2026 | 13,505 | (183) |
| Edison Bidco, AS | Delayed Draw Term Loan | 12/5/2026 | 687 | — |
| Electro Switch Business Trust, LLC | Revolver | 9/2/2032 | 4,345 | (43) |
| ELK Bidco, Inc. | Revolver | 6/13/2032 | 3,373 | (17) |
| ELK Bidco, Inc. | Delayed Draw Term Loan | 12/13/2027 | 3,747 | (9) |
| EMB Purchaser, Inc. | Delayed Draw Term Loan | 3/13/2028 | 6,681 | — |
| EMB Purchaser, Inc. | Revolver | 3/12/2032 | 3,294 | (33) |
| Emergency Power Holdings, LLC | Delayed Draw Term Loan | 8/17/2027 | 2,864 | — |
| Endeavor Schools Holdings, LLC | Delayed Draw Term Loan | 1/3/2027 | 9,765 | — |
| ENV Bidco, AB | Delayed Draw Term Loan | 7/29/2026 | 302 | (4) |
| eResearchTechnology, Inc. | Delayed Draw Term Loan | 1/17/2027 | 24,793 | — |
| eResearchTechnology, Inc. | Revolver | 10/17/2031 | 14,414 | (144) |
| Essential Services Holding Corp. | Delayed Draw Term Loan | 6/17/2026 | 2,297 | (11) |
| Essential Services Holding Corp. | Revolver | 6/17/2030 | 861 | — |
| Everbridge Holdings, LLC | Delayed Draw Term Loan | 7/2/2026 | 3,378 | — |
| Everbridge Holdings, LLC | Revolver | 7/2/2031 | 2,222 | — |
| Experity, Inc. | Revolver | 2/22/2030 | 1,495 | — |
| Experity, Inc. | Delayed Draw Term Loan | 9/13/2026 | 4,457 | (22) |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
#### (in thousands)

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| Falcon Parent Holdings, Inc. | Delayed Draw Term Loan | 8/15/2027 | $ 2,169 | $ (16) |
| Falcon Parent Holdings, Inc. | Revolver | 11/6/2031 | 2,502 | — |
| Fastener Distribution Holdings, LLC | Delayed Draw Term Loan | 10/31/2026 | 7,125 | — |
| Fern Bidco, Ltd. | Delayed Draw Term Loan | 7/3/2027 | 10,035 | — |
| Flexera Software, LLC | Revolver | 8/15/2032 | 2,473 | (6) |
| Foundation Risk Partners Corp. | Revolver | 10/29/2029 | 3,076 | — |
| Foundation Risk Partners Corp. | Delayed Draw Term Loan | 2/26/2027 | 2,975 | — |
| Frontgrade Technologies Holdings, Inc. | Revolver | 1/9/2028 | 439 | — |
| Frontline Road Safety, LLC | Revolver | 3/4/2032 | 2,565 | (13) |
| Frontline Road Safety, LLC | Delayed Draw Term Loan | 3/4/2028 | 3,289 | — |
| FusionSite Midco, LLC | Revolver | 11/17/2029 | 7,006 | (158) |
| FusionSite Midco, LLC | Delayed Draw Term Loan | 4/30/2026 | 5,034 | — |
| G&A Partners Holding Company II, LLC | Revolver | 3/1/2030 | 3,288 | (66) |
| G&A Partners Holding Company II, LLC | Delayed Draw Term Loan | 3/1/2026 | 4,734 | — |
| Galileo Pharma Bidco S.p.A | Delayed Draw Term Loan | 10/7/2028 | 1,162 | — |
| Galway Borrower, LLC | Revolver | 9/29/2028 | 7,510 | — |
| Galway Borrower, LLC | Delayed Draw Term Loan | 2/7/2026 | 42,246 | — |
| Gannett Fleming, Inc. | Revolver | 8/5/2030 | 6,237 | (94) |
| Gatekeeper Systems, Inc. | Delayed Draw Term Loan | 8/27/2026 | 7,218 | — |
| Gatekeeper Systems, Inc. | Revolver | 8/28/2030 | 3,069 | — |
| GI Ranger Intermediate, LLC | Revolver | 10/29/2027 | 1,040 | — |
| Gigamon, Inc. | Revolver | 3/10/2028 | 262 | — |
| Gimlet Bidco, GmbH | Delayed Draw Term Loan | 4/23/2027 | 564 | — |
| Gimlet Bidco, GmbH | Delayed Draw Term Loan | 7/30/2028 | 36,015 | (186) |
| Granicus, Inc. | Revolver | 1/17/2031 | 2,448 | — |
| Granicus, Inc. | Delayed Draw Term Loan | 1/17/2026 | 388 | — |
| Grid Alliance Partners, LLC | Delayed Draw Term Loan | 7/1/2027 | 4,585 | (46) |
| Grid Alliance Partners, LLC | Revolver | 7/1/2030 | 2,979 | (30) |
| Griffon Bidco, Inc. | Delayed Draw Term Loan | 9/30/2027 | 4,072 | — |
| Griffon Bidco, Inc. | Revolver | 7/31/2031 | 4,072 | (41) |
| Ground Penetrating Radar Systems, LLC | Delayed Draw Term Loan | 7/2/2027 | 497 | — |
| Ground Penetrating Radar Systems, LLC | Revolver | 1/2/2032 | 288 | — |
| GS Acquisitionco, Inc. | Delayed Draw Term Loan | 3/26/2026 | 1,653 | — |
| GS Acquisitionco, Inc. | Revolver | 5/25/2028 | 1,259 | — |
| GS Acquisitionco, Inc. | Delayed Draw Term Loan | 5/16/2027 | 1,429 | (4) |
| Guardian Bidco, Inc. | Delayed Draw Term Loan | 8/14/2028 | 711 | (7) |
| Gusto Sing Bidco Pte, Ltd. | Delayed Draw Term Loan | 11/15/2027 | 101 | — |
| High Street Buyer, Inc. | Revolver | 4/16/2027 | 2,254 | (45) |
| High Street Buyer, Inc. | Delayed Draw Term Loan | 7/18/2027 | 25,572 | — |
| Home Service TopCo IV, Inc. | Revolver | 12/30/2027 | 3,509 | (38) |
| Horizon CTS Buyer, LLC | Revolver | 3/28/2032 | 206 | — |
| Icefall Parent, Inc. | Revolver | 1/17/2030 | 3,897 | — |
| IEM New Sub 2, LLC | Delayed Draw Term Loan | 12/3/2027 | 13,164 | (99) |
| IEM New Sub 2, LLC | Delayed Draw Term Loan | 12/3/2027 | 11,010 | — |
| IG Investments Holdings, LLC | Revolver | 9/22/2028 | 4,416 | — |
| Imagine 360, LLC | Delayed Draw Term Loan | 9/18/2026 | 2,413 | (12) |
| Imagine 360, LLC | Revolver | 9/30/2028 | 1,514 | (15) |
| Inception Fertility Ventures, LLC | Revolver | 4/29/2030 | 728 | — |
| Inception Fertility Ventures, LLC | Delayed Draw Term Loan | 4/29/2026 | 10,488 | — |
| INK BC Bidco S.p.A. | Delayed Draw Term Loan | 7/16/2028 | 4,166 | (42) |
| Integrity Marketing Acquisition, LLC | Delayed Draw Term Loan | 8/23/2026 | 9,278 | (16) |
| Integrity Marketing Acquisition, LLC | Revolver | 8/25/2028 | 2,791 | (14) |
| IQN Holding Corp. | Revolver | 5/2/2028 | 207 | — |
| IRI Group Holdings, Inc. | Revolver | 12/1/2028 | 14,316 | — |

206

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2025
## (in thousands)

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| Iris Buyer, LLC | Revolver | 10/2/2029 | $ 3,673 | $ — |
| Iris Buyer, LLC | Delayed Draw Term Loan | 8/4/2026 | 1,827 | — |
| ISQ Hawkeye Holdco, Inc. | Revolver | 8/20/2030 | 54 | — |
| ISQ Hawkeye Holdco, Inc. | Delayed Draw Term Loan | 8/20/2026 | 151 | — |
| Java Buyer, Inc. | Revolver | 12/15/2027 | 367 | — |
| Java Buyer, Inc. | Revolver | 12/15/2027 | 735 | — |
| Java Buyer, Inc. | Delayed Draw Term Loan | 5/9/2027 | 2,173 | — |
| Jeppesen Holdings, LLC | Revolver | 10/31/2032 | 3,340 | (25) |
| JS Parent, Inc. | Revolver | 4/24/2031 | 3,452 | (17) |
| JSS Holdings, Inc. | Delayed Draw Term Loan | 11/8/2026 | 7,492 | (37) |
| Kattegat Project Bidco, AB | Delayed Draw Term Loan | 10/5/2026 | 7,030 | (95) |
| King Bidco S.P.E.C. | Delayed Draw Term Loan | 6/26/2028 | 88 | — |
| Knowledge Pro Buyer, Inc. | Revolver | 12/10/2029 | 1,032 | — |
| Knowledge Pro Buyer, Inc. | Delayed Draw Term Loan | 6/11/2027 | 741 | — |
| Knowledge Pro Buyer, Inc. | Revolver | 12/10/2027 | 406 | (4) |
| Koala Investment Holdings, Inc. | Delayed Draw Term Loan | 2/29/2028 | 266 | (1) |
| Koala Investment Holdings, Inc. | Revolver | 8/29/2032 | 118 | (1) |
| Kona Buyer, LLC | Revolver | 7/23/2031 | 167 | (1) |
| Kona Buyer, LLC | Delayed Draw Term Loan | 6/27/2027 | 440 | (1) |
| Kona Buyer, LLC | Delayed Draw Term Loan | 7/23/2026 | 291 | (1) |
| Kona Buyer, LLC | Delayed Draw Term Loan | 7/23/2026 | 260 | (1) |
| Kwol Acquisition, Inc. | Revolver | 12/6/2029 | 1,345 | — |
| Kwol Acquisition, Inc. | Delayed Draw Term Loan | 8/25/2027 | 84 | — |
| LogicMonitor, Inc. | Revolver | 11/15/2031 | 1,992 | (25) |
| LogicMonitor, Inc. | Delayed Draw Term Loan | 9/1/2027 | 2,722 | (17) |
| LPW Group Holdings, Inc. | Revolver | 3/15/2030 | 5,373 | (54) |
| Lsf12 Crown US Commercial Bidco, LLC | Revolver | 12/2/2029 | 4,345 | (6) |
| Magic Bidco, Inc. | Delayed Draw Term Loan | 7/1/2026 | 6,568 | — |
| Magic Bidco, Inc. | Revolver | 7/1/2030 | 371 | — |
| Magneto Components BuyCo, LLC | Revolver | 12/5/2029 | 5,508 | (41) |
| Mandolin Technology Intermediate Holdings, Inc. | Revolver | 4/30/2028 | 807 | — |
| MannKind Corp. | Delayed Draw Term Loan | 8/6/2027 | 5,435 | — |
| Material Holdings, LLC | Revolver | 8/19/2027 | 353 | — |
| Material Holdings, LLC | Delayed Draw Term Loan | 8/19/2027 | 2,182 | — |
| MB2 Dental Solutions, LLC | Delayed Draw Term Loan | 2/13/2026 | 3,962 | — |
| MB2 Dental Solutions, LLC | Revolver | 2/13/2031 | 1,133 | — |
| MEDX AMCP Holdings, LLC | Revolver | 7/21/2032 | 724 | (7) |
| MEDX AMCP Holdings, LLC | Delayed Draw Term Loan | 7/21/2027 | 1,701 | (9) |
| Mercury Bidco Globe, Limited | Delayed Draw Term Loan | 1/18/2026 | 1,881 | — |
| MHE Intermediate Holdings, LLC | Revolver | 7/21/2027 | 161 | — |
| ML Holdco, LLC | Delayed Draw Term Loan | 10/24/2027 | 300 | — |
| Modernizing Medicine, Inc. | Revolver | 4/30/2032 | 827 | (8) |
| More Cowbell II, LLC | Delayed Draw Term Loan | 9/3/2027 | 871 | (11) |
| More Cowbell II, LLC | Revolver | 9/1/2029 | 1,177 | — |
| MPG Parent Holdings, LLC | Revolver | 1/8/2030 | 1,339 | — |
| MPG Parent Holdings, LLC | Delayed Draw Term Loan | 1/8/2027 | 2,439 | — |
| MRH Trowe Beteiligungsgesellschaft mbH | Delayed Draw Term Loan | 5/15/2028 | 70 | — |
| MRH Trowe Beteiligungsgesellschaft mbH | Revolver | 11/15/2031 | 35 | — |
| MRI Software, LLC | Revolver | 2/10/2028 | 6,435 | — |
| MRI Software, LLC | Delayed Draw Term Loan | 10/2/2027 | 4,501 | — |
| NAVEX TopCo, Inc. | Revolver | 10/14/2031 | 5,910 | (184) |
| NAVEX TopCo, Inc. | Delayed Draw Term Loan | 10/14/2027 | 10,494 | — |
| Navigator Acquiror, Inc. | Delayed Draw Term Loan | 7/15/2030 | 7,762 | — |
| Navigator Acquiror, Inc. | Delayed Draw Term Loan | 7/15/2030 | 7,762 | — |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2025
#### (in thousands)

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| NDC Acquisition Corp. | Revolver | 3/9/2028 | $ 3,083 | $ — |
| NDT Global Holding, Inc. | Revolver | 6/4/2032 | 173 | (2) |
| NDT Global Holding, Inc. | Delayed Draw Term Loan | 6/4/2027 | 194 | — |
| Nephele III, BV | Delayed Draw Term Loan | 1/14/2028 | 25 | — |
| Neptune BidCo, SAS | Delayed Draw Term Loan | 3/31/2027 | 205 | — |
| Neptune Holdings, Inc. | Revolver | 8/31/2029 | 933 | (23) |
| Netsmart Technologies, Inc. | Delayed Draw Term Loan | 8/23/2026 | 3,130 | (16) |
| Netsmart Technologies, Inc. | Revolver | 8/23/2031 | 4,432 | — |
| Noble Midco 3, Ltd. | Delayed Draw Term Loan | 6/10/2027 | 3,875 | (19) |
| Noble Midco 3, Ltd. | Revolver | 12/10/2030 | 2,390 | — |
| North Haven Ushc Acquisition, Inc. | Revolver | 10/29/2027 | 359 | — |
| North Haven Ushc Acquisition, Inc. | Delayed Draw Term Loan | 8/28/2026 | 4,544 | — |
| Octane Purchaser, Inc. | Delayed Draw Term Loan | 11/19/2027 | 1,227 | — |
| Octane Purchaser, Inc. | Revolver | 5/19/2032 | 491 | (2) |
| Odevo, AB | Delayed Draw Term Loan | 12/12/2027 | 5,494 | — |
| Odevo, AB | Delayed Draw Term Loan | 9/17/2028 | 41,966 | (209) |
| Onex Baltimore Buyer, Inc. | Delayed Draw Term Loan | 3/19/2026 | 4,275 | — |
| Optimizely North America, Inc. | Revolver | 10/30/2031 | 1,218 | (12) |
| Oxford Global Resources, Inc. | Revolver | 8/17/2027 | 3,085 | — |
| Paisley Bidco, Ltd. | Delayed Draw Term Loan | 5/7/2027 | 906 | (3) |
| PAS Parent, Inc. | Delayed Draw Term Loan | 8/18/2028 | 705 | (4) |
| PAS Parent, Inc. | Revolver | 8/18/2031 | 328 | (3) |
| Patriot Growth Insurance Services, LLC | Revolver | 10/16/2028 | 469 | (9) |
| Pave America Holding, LLC | Revolver | 8/27/2032 | 2,601 | — |
| Pave America Holding, LLC | Delayed Draw Term Loan | 8/29/2027 | 3,493 | — |
| PDI TA Holdings, Inc. | Revolver | 2/3/2031 | 1,013 | — |
| Petrus Buyer, Inc. | Revolver | 10/17/2029 | 272 | — |
| Phoenix 1 Buyer Corp. | Revolver | 11/20/2029 | 5,009 | — |
| PKF O'Connor Davies Advisory, LLC | Delayed Draw Term Loan | 11/18/2026 | 389 | — |
| PKF O'Connor Davies Advisory, LLC | Revolver | 11/15/2031 | 141 | — |
| PPV Intermediate Holdings, LLC | Revolver | 8/31/2029 | 139 | — |
| PPV Intermediate Holdings, LLC | Delayed Draw Term Loan | 8/7/2026 | 187 | — |
| Profile Products, LLC | Revolver | 11/12/2027 | 373 | (4) |
| Profile Products, LLC | Revolver | 11/12/2027 | 176 | — |
| PT Intermediate Holdings III, LLC | Delayed Draw Term Loan | 4/9/2026 | 3,688 | — |
| QBS Parent, Inc. | Revolver | 6/3/2032 | 1,734 | — |
| QBS Parent, Inc. | Delayed Draw Term Loan | 6/3/2027 | 3,472 | — |
| R1 Holdings, LLC | Revolver | 12/29/2028 | 31 | — |
| RailPros Parent, LLC | Delayed Draw Term Loan | 5/24/2027 | 124 | (1) |
| RailPros Parent, LLC | Revolver | 5/24/2032 | 62 | (1) |
| Rally Buyer, Inc. | Revolver | 7/19/2029 | 46 | — |
| Red Fox CD Acquisition Corp. | Delayed Draw Term Loan | 11/21/2026 | 16,235 | — |
| Red Pathway Bidco, AB | Delayed Draw Term Loan | 4/15/2028 | 6,793 | (52) |
| Redwood Services Group, LLC | Delayed Draw Term Loan | 1/3/2027 | 4,608 | — |
| Relativity ODA, LLC | Revolver | 5/12/2029 | 2,966 | (74) |
| Saber Power Services, LLC | Revolver | 10/21/2031 | 3,077 | — |
| Safety Borrower Holdings, LP | Revolver | 12/19/2032 | 611 | — |
| Safety Borrower Holdings, LP | Delayed Draw Term Loan | 12/19/2027 | 917 | — |
| Sail Bidco, Ltd. | Delayed Draw Term Loan | 5/28/2029 | 1,910 | — |
| Sam Holding Co, Inc. | Revolver | 3/24/2027 | 6,000 | — |
| Sam Holding Co, Inc. | Delayed Draw Term Loan | 11/5/2026 | 9,800 | — |
| Scorpio BidCo SAS | Delayed Draw Term Loan | 3/10/2026 | 4,818 | (52) |
| Seahawk Bidco, LLC | Delayed Draw Term Loan | 12/19/2026 | 2,656 | — |
| Seahawk Bidco, LLC | Revolver | 12/19/2030 | 3,753 | (34) |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2025
## (in thousands)

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| Seahawk Bidco, LLC | Delayed Draw Term Loan | 12/24/2027 | $20,814 | $ — |
| SEKO Global Logistics Network, LLC | Delayed Draw Term Loan | 5/10/2027 | 91 | — |
| Seven Bidco, SASU | Delayed Draw Term Loan | 8/29/2028 | 689 | (3) |
| SG Acquisition, Inc. | Revolver | 4/3/2030 | 8,301 | — |
| SI Swan UK Bidco, Ltd. | Delayed Draw Term Loan | 6/16/2026 | 7,142 | — |
| SI Swan UK Bidco, Ltd. | Delayed Draw Term Loan | 12/16/2028 | 8,241 | — |
| Signant Finance One, Ltd. | Revolver | 10/16/2031 | 3,623 | (36) |
| Signant Finance One, Ltd. | Delayed Draw Term Loan | 10/16/2027 | 8,696 | — |
| Simplicity Financial Marketing Group Holdings, Inc. | Delayed Draw Term Loan | 12/31/2026 | 1,122 | — |
| Simplicity Financial Marketing Group Holdings, Inc. | Revolver | 12/31/2031 | 1,076 | (11) |
| SIQ Holdings III Corp. | Delayed Draw Term Loan | 12/19/2027 | 6,667 | — |
| SIQ Holdings III Corp. | Revolver | 12/19/2030 | 3,107 | — |
| Smile Doctors, LLC | Revolver | 12/23/2027 | 1,233 | (43) |
| Solis Midco, SAS | Delayed Draw Term Loan | 4/8/2029 | 145 | — |
| Spaceship Purchaser, Inc. | Revolver | 10/17/2031 | 10,894 | (109) |
| Spaceship Purchaser, Inc. | Delayed Draw Term Loan | 10/17/2027 | 13,072 | (65) |
| SpecialtyCare, Inc. | Delayed Draw Term Loan | 8/26/2027 | 317 | — |
| SpecialtyCare, Inc. | Revolver | 12/18/2029 | 1,047 | — |
| Spectrum Safety Solutions Purchaser, LLC | Delayed Draw Term Loan | 7/1/2026 | 12,901 | — |
| Spectrum Safety Solutions Purchaser, LLC | Revolver | 7/1/2030 | 11,228 | — |
| Speedster Bidco, GmbH | Revolver | 6/10/2031 | 1,693 | — |
| Stepping Stones Healthcare Services, LLC | Revolver | 12/30/2026 | 149 | — |
| Stepping Stones Healthcare Services, LLC | Delayed Draw Term Loan | 4/24/2026 | 540 | — |
| STV Group, Inc. | Delayed Draw Term Loan | 3/20/2026 | 6,976 | (70) |
| STV Group, Inc. | Revolver | 3/20/2030 | 4,883 | — |
| Tango Bidco, SAS | Delayed Draw Term Loan | 7/15/2028 | 23,054 | — |
| Tango Bidco, SAS | Delayed Draw Term Loan | 10/17/2027 | 962 | (7) |
| Tango Bidco, SAS | Delayed Draw Term Loan | 10/17/2027 | 1,580 | — |
| TEI Intermediate, LLC | Revolver | 12/13/2031 | 2,539 | — |
| TEI Intermediate, LLC | Delayed Draw Term Loan | 12/13/2026 | 7,203 | — |
| Teneo Holdings, LLC | Delayed Draw Term Loan | 7/31/2027 | 9,583 | (48) |
| Teneo Holdings, LLC | Revolver | 7/31/2030 | 11,712 | (117) |
| Tennessee Bidco, Limited | Delayed Draw Term Loan | 7/1/2026 | 13,160 | — |
| The Fertility Partners, Inc. | Revolver | 9/16/2027 | 301 | (12) |
| The Hiller Companies, LLC | Delayed Draw Term Loan | 6/20/2026 | 121 | — |
| The Hiller Companies, LLC | Revolver | 6/20/2030 | 1,432 | — |
| The Hiller Companies, LLC | Delayed Draw Term Loan | 7/16/2027 | 449 | — |
| The North Highland Co, LLC | Revolver | 12/20/2030 | 3,626 | — |
| The North Highland Co, LLC | Delayed Draw Term Loan | 12/20/2026 | 5,903 | (30) |
| Themis Solutions, Inc. | Delayed Draw Term Loan | 10/29/2027 | 10,319 | (137) |
| Themis Solutions, Inc. | Revolver | 10/29/2032 | 8,599 | (120) |
| THG Acquisition, LLC | Revolver | 10/31/2031 | 1,128 | — |
| THG Acquisition, LLC | Delayed Draw Term Loan | 10/31/2026 | 1,841 | — |
| Tricentis Operations Holdings, Inc. | Revolver | 2/11/2032 | 2,872 | (29) |
| Tricentis Operations Holdings, Inc. | Delayed Draw Term Loan | 2/11/2027 | 4,595 | (23) |
| Trinity Air Consultants Holdings Corp. | Revolver | 6/29/2029 | 7,269 | — |
| Trinity Partners Holdings, LLC | Delayed Draw Term Loan | 6/30/2027 | 1,433 | — |
| Triple Lift, Inc. | Revolver | 5/5/2028 | 7,697 | (654) |
| TRP Infrastructure Services, LLC | Delayed Draw Term Loan | 7/9/2027 | 25,647 | — |
| TRP Infrastructure Services, LLC | Delayed Draw Term Loan | 12/2/2026 | 1,346 | — |
| Unified Women's Healthcare, LP | Revolver | 6/18/2029 | 241 | — |
| Unified Women's Healthcare, LP | Delayed Draw Term Loan | 9/22/2027 | 38,333 | — |
| US Oral Surgery Management Holdco, LLC | Delayed Draw Term Loan | 12/13/2026 | 21,535 | — |
| US Oral Surgery Management Holdco, LLC | Revolver | 11/20/2028 | 3,735 | — |

**Blackstone Secured Lending Fund**
**Consolidated Schedule of Investments**
**December 31, 2025**
**(in thousands)**

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| Varicent Parent Holdings Corp. | Delayed Draw Term Loan | 10/15/2027 | $ 1,832 | $ (18) |
| Varicent Parent Holdings Corp. | Revolver | 8/23/2031 | 1,557 | (23) |
| Varicent Parent Holdings Corp. | Delayed Draw Term Loan | 10/15/2027 | 1,045 | — |
| Varicent Parent Holdings Corp. | Revolver | 8/23/2031 | 493 | (5) |
| Veregy Consolidated, Inc. | Delayed Draw Term Loan | 4/16/2027 | 2,436 | (6) |
| Veregy Consolidated, Inc. | Revolver | 4/16/2031 | 5,845 | (44) |
| Water Holdings Acquisition, LLC | Delayed Draw Term Loan | 7/31/2026 | 2,110 | — |
| West Monroe Partners, LLC | Revolver | 11/9/2027 | 1,443 | (29) |
| West Star Aviation Acquisition, LLC | Revolver | 5/20/2032 | 256 | — |
| West Star Aviation Acquisition, LLC | Delayed Draw Term Loan | 5/20/2027 | 241 | — |
| WHCG Purchaser III, Inc. | Delayed Draw Term Loan | 8/2/2027 | 7,044 | — |
| World Insurance Associates, LLC | Delayed Draw Term Loan | 8/14/2026 | 17,695 | — |
| World Insurance Associates, LLC | Revolver | 4/3/2030 | 4,473 | (66) |
| WPEngine, Inc. | Revolver | 8/14/2029 | 6,667 | (200) |
| YA Intermediate Holdings II, LLC | Delayed Draw Term Loan | 10/1/2026 | 2,787 | — |
| YA Intermediate Holdings II, LLC | Revolver | 10/1/2031 | 1,170 | — |
| Zendesk, Inc. | Revolver | 11/22/2028 | 169 | — |
| Zeus, LLC | Revolver | 2/8/2030 | 3,426 | (17) |
| Zeus, LLC | Delayed Draw Term Loan | 2/27/2026 | 2,284 | — |
| Zorro Bidco, Ltd. | Delayed Draw Term Loan | 8/13/2027 | 4,201 | — |
| **Total Unfunded Commitments** | | | $1,788,734 | $(5,969) |

(8) There are no interest rate floors on these investments.
(9) The interest rate floor on these investments as of December 31, 2025 was 0.50%.
(10) The interest rate floor on these investments as of December 31, 2025 was 0.75%.
(11) The interest rate floor on these investments as of December 31, 2025 was 1.00%.
(12) The interest rate floor on these investments as of December 31, 2025 was 1.25%.
(13) The interest rate floor on these investments as of December 31, 2025 was 1.50%.
(14) The interest rate floor on these investments as of December 31, 2025 was 2.00%.
(15) For unsettled positions the interest rate does not include the base rate.
(16) Under the 1940 Act, the Company would be deemed to "control" a portfolio company if the Company owned more than 25% of its outstanding voting securities and/or held the power to exercise control over the management or policies of the portfolio company. Under the 1940 Act, the Company would be deemed an "affiliated person" of a portfolio company if the Company owns 5% or more of the portfolio company's outstanding voting securities. As of December 31, 2025, the Company's non-controlled/affiliated investments were as follows:

| | Fair Value as of December 31, 2024 | Gross Additions | Gross Reductions | Net Change in Unrealized Gains (Losses) | Net Realized Gain (Loss) | Fair Value as of December 31, 2025 | Dividend and Interest Income |
|---|---|---|---|---|---|---|---|
| **Non-controlled/affiliated Investments** | | | | | | | |
| Align Precision Group, LLC | $ — | $ 8,762 | $ — | $ — | $ — | $ 8,762 | $ 465 |
| Align Precision Group, LLC | — | 1,366 | (3) | 7 | — | 1,370 | 106 |
| Align Precision Group, LLC—Class A-3 Units | — | 384 | — | 1,165 | — | 1,549 | — |
| Blackstone Donegal Holdings LP—LP Interests (Westland Insurance Group LTD) | 6,403 | — | — | (1,088) | — | 5,315 | — |
| Material Holdings, LLC | 21,547 | 931 | (297) | (107) | — | 22,074 | 2,612 |
| Material Holdings, LLC | 1,397 | 141 | — | (1,538) | — | — | — |
| Material Holdings, LLC | — | 726 | — | (1) | — | 725 | 12 |
| Material+ Holding Company, LLC—Class C Units | — | — | — | — | — | — | — |
| **Total** | $29,347 | $12,310 | $(300) | $(1,562) | $ — | $39,795 | $3,195 |

(17) Loan was on non-accrual status as of December 31, 2025.

(18) These loans are "last-out" portions of loans. The "last-out" portion of the Company's loan investment generally earns a higher interest rate than the "first-out" portion, and in exchange the "first-out" portion would generally receive priority with respect to payment principal, interest and any other amounts due thereunder over the "last-out" portion.

(19) All securities are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), excluding Axsome Therapeutics, Inc.—Common Stock, and may be deemed to be "restricted securities." As of December 31, 2025, the aggregate fair value of these securities is $14,206.9 million or 227.48% of the Company's net assets. The initial acquisition dates have been included for such securities.

(20) The interest rate floor on these investments as of December 31, 2025 was 3.00%.

## ADDITIONAL INFORMATION

### Foreign Currency Forward Contracts

| Counterparty | Currency Purchased | Currency Sold | Settlement Date | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Wells Fargo Bank, N.A. | USD 58,283 | CAD 80,000 | 03/25/2026 | $(255) |
| Wells Fargo Bank, N.A. | USD 76,983 | EUR 65,250 | 03/25/2026 | 134 |
| Wells Fargo Bank, N.A. | USD 2,626 | NOK 26,704 | 03/25/2026 | (22) |
| Wells Fargo Bank, N.A. | USD 1,890 | DKK 11,958 | 03/25/2026 | 3 |
| Wells Fargo Bank, N.A. | USD 62,779 | GBP 47,000 | 03/25/2026 | (399) |
| Wells Fargo Bank, N.A. | USD 20,291 | SEK 187,760 | 03/25/2026 | (146) |
| **Total Foreign Currency Forward Contracts** | | | | **$(685)** |

### Interest Rate Swaps

| Counterparty | Hedged Item | Company Receives | Company Pays | Maturity Date | Notional Amount | Fair Market Value | Upfront Payments / Receipts | Change in Unrealized Appreciation (Depreciation) [1] |
|---|---|---|---|---|---|---|---|---|
| SMBC Capital Markets, Inc. | November 2027 Notes | 5.88% | SOFR +1.38% | 11/15/2027 | $400,000 | $ 8,251 | $— | $ 4,256 |
| Wells Fargo Bank, N.A. | April 2028 Notes | 5.35% | SOFR +1.65% | 4/13/2028 | $400,000 | 2,488 | — | 8,343 |
| Wells Fargo Bank, N.A. | April 2028 Notes | 5.35% | SOFR +1.39% | 4/13/2028 | $300,000 | 3,803 | — | 5,112 |
| Wells Fargo Bank, N.A. | June 2030 Notes | 5.30% | SOFR +1.46% | 6/30/2030 | $500,000 | 7,665 | — | 7,665 |
| Wells Fargo Bank, N.A. | January 2031 Notes | 5.13% | SOFR +1.66% | 1/31/2031 | $500,000 | (1,889) | — | (1,889) |
| **Total Interest Rate Swaps** | | | | | | **$20,318** | **$—** | **$23,487** |

(1) For interest rate swaps designated in qualifying hedge relationships, the change in fair value is recorded in Interest expense in the Consolidated Statements of Operations.

*The accompanying notes are an integral part of these consolidated financial statements.*

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
#### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien** | | | | | | | | | |
| **First Lien Debt - non-controlled/non-affiliated** | | | | | | | | | |
| **Aerospace & Defense** | | | | | | | | | |
| Aevex Holdings, LLC | (4)(5)(11) | SOFR + 6.00% | 10.46% | 4/30/2024 | 3/18/2026 | $ 47,309 | $ 47,005 | $ 47,309 | 0.78% |
| Corfin Holdings, Inc. | (4)(10) | SOFR + 5.25% | 10.61% | 2/5/2020 | 12/31/2027 | 264,053 | 262,240 | 264,053 | 4.35 |
| Fastener Distribution Holdings LLC | (4)(7)(10) | SOFR + 4.75% | 9.31% | 10/31/2024 | 11/4/2031 | 31,015 | 30,655 | 30,647 | 0.50 |
| Frontgrade Technologies Holdings, Inc. | (4)(5)(7)(10) | SOFR + 5.00% | 9.49% | 1/9/2023 | 1/9/2030 | 2,347 | 2,290 | 2,347 | 0.04 |
| MAG DS Corp. | (11) | SOFR + 5.50% | 9.93% | 4/1/2020 | 4/1/2027 | 79,562 | 76,951 | 74,788 | 1.23 |
| Magneto Components BuyCo, LLC | (4)(7)(10) | SOFR + 6.00% | 10.33% (incl. 2.71% PIK) | 12/5/2023 | 12/5/2030 | 33,494 | 32,611 | 32,631 | 0.54 |
| Maverick Acquisition, Inc. | (4)(11)(17) | SOFR + 6.25% | 10.58% | 6/1/2021 | 6/1/2027 | 18,456 | 18,305 | 12,273 | 0.20 |
| TCFI AEVEX, LLC | (4)(11) | SOFR + 6.00% | 10.46% | 3/17/2020 | 3/18/2026 | 109,088 | 108,634 | 109,088 | 1.80 |
| | | | | | | | 578,691 | 573,136 | 9.44 |
| **Air Freight & Logistics** | | | | | | | | | |
| AGI-CFI Holdings, Inc. | (4)(10) | SOFR + 5.75% | 10.23% | 6/11/2021 | 6/11/2027 | 94,440 | 93,639 | 94,440 | 1.55 |
| ENV Bidco AB | (4)(5)(6)(10) | SOFR + 5.25% | 9.59% | 12/12/2024 | 7/19/2029 | 1,115 | 1,099 | 1,115 | 0.02 |
| ENV Bidco AB | (4)(5)(6)(7)(8) | E + 5.25% | 7.97% | 12/12/2024 | 7/19/2029 | EUR 1,337 | 1,349 | 1,381 | 0.02 |
| Livingston International, Inc. | (4)(6)(10) | SOFR + 5.50% | 9.96% | 8/13/2021 | 4/30/2027 | 124,122 | 123,036 | 122,571 | 2.02 |
| Mode Purchaser, Inc. | (4)(11) | SOFR + 6.25% | 10.92% | 12/9/2019 | 12/9/2026 | 139,345 | 138,574 | 135,164 | 2.22 |
| Mode Purchaser, Inc. | (4)(11) | SOFR + 6.25% | 10.92% | 2/4/2022 | 2/5/2029 | 3,978 | 3,931 | 3,858 | 0.06 |
| RoadOne Inc | (4)(5)(7)(11) | SOFR + 6.25% | 10.84% | 12/30/2022 | 12/30/2028 | 1,136 | 1,110 | 1,109 | 0.02 |
| RWL Holdings, LLC | (4)(10) | SOFR + 5.75% | 10.23% | 12/13/2021 | 12/31/2028 | 30,016 | 29,675 | 26,714 | 0.44 |
| SEKO Global Logistics Network, LLC | (4)(5)(7)(11) | P + 7.00% | 15.50% | 7/1/2024 | 12/30/2026 | 124 | 124 | 124 | 0.00 |
| SEKO Global Logistics Network, LLC | (4)(5)(11) | SOFR + 8.00% | 12.67% | 10/15/2024 | 12/30/2026 | 78 | 77 | 78 | 0.00 |
| SEKO Global Logistics Network, LLC | (4)(5)(11) | SOFR + 5.00% | 9.50% (incl. 5.00% PIK) | 11/27/2024 | 5/27/2030 | 1,958 | 1,957 | 1,958 | 0.03 |
| SEKO Global Logistics Network, LLC | (4)(5)(11) | SOFR + 8.00% | 12.52% | 11/27/2024 | 11/27/2029 | 413 | 405 | 413 | 0.01 |
| | | | | | | | 394,976 | 388,925 | 6.39 |
| **Auto Components** | | | | | | | | | |
| Dellner Couplers Group AB | (5)(6)(8) | E + 5.50% | 8.22% | 6/20/2024 | 6/18/2029 | EUR 1,000 | 1,061 | 1,026 | 0.02 |
| **Building Products** | | | | | | | | | |
| Fencing Supply Group Acquisition, LLC | (4)(11) | SOFR + 6.00% | 10.46% | 2/26/2021 | 2/26/2027 | 53,013 | 52,721 | 51,688 | 0.85 |

**Blackstone Secured Lending Fund**
**Consolidated Schedule of Investments**
**December 31, 2024**
**(in thousands)**

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Building Products (continued)** | | | | | | | | | |
| Jacuzzi Brands, LLC | (4)(5)(10) | SOFR + 6.00% | 10.33% | 2/25/2019 | 2/25/2027 | $ 11,318 | $ 11,256 | $ 10,469 | 0.17% |
| Jacuzzi Brands, LLC | (4)(10) | SOFR + 6.00% | 10.33% | 2/25/2019 | 2/25/2027 | 77,867 | 77,505 | 72,027 | 1.19 |
| L&S Mechanical Acquisition, LLC | (4)(5)(10) | SOFR + 6.25% | 10.60% | 9/1/2021 | 9/1/2027 | 13,864 | 13,725 | 13,864 | 0.23 |
| L&S Mechanical Acquisition, LLC | (4)(5)(10) | SOFR + 6.25% | 10.59% | 8/19/2024 | 9/1/2027 | 1,226 | 1,205 | 1,226 | 0.02 |
| Lindstrom, LLC | (4)(11) | SOFR + 6.25% | 10.90% | 4/5/2019 | 5/1/2027 | 120,144 | 120,043 | 118,943 | 1.96 |
| Windows Acquisition Holdings, Inc. | (4)(5)(11) | SOFR + 6.50% | 10.98% (incl. 8.94% PIK) | 12/29/2020 | 12/29/2026 | 52,190 | 51,860 | 42,274 | 0.70 |
| | | | | | | | 328,315 | 310,491 | 5.12 |
| **Chemicals** | | | | | | | | | |
| DCG Acquisition Corp. | (4)(7)(10) | SOFR + 4.50% | 8.86% | 6/13/2024 | 6/13/2031 | 35,505 | 35,096 | 35,327 | 0.58 |
| Formulations Parent Corp. | (4)(7)(10) | SOFR + 5.75% | 10.27% | 11/15/2023 | 11/15/2030 | 8,507 | 8,341 | 8,408 | 0.14 |
| | | | | | | | 43,437 | 43,735 | 0.72 |
| **Commercial Services & Supplies** | | | | | | | | | |
| Bazaarvoice, Inc. | (4)(7)(8) | SOFR + 5.25% | 9.25% | 5/7/2021 | 5/7/2028 | 247,360 | 247,360 | 247,360 | 4.07 |
| CFS Brands, LLC | (4)(7)(11) | SOFR + 5.00% | 9.36% | 12/20/2024 | 10/2/2030 | 123,467 | 121,089 | 123,041 | 2.02 |
| FusionSite Midco, LLC | (4)(11) | SOFR + 5.75% | 10.34% | 11/17/2023 | 11/17/2029 | 25,721 | 25,251 | 25,721 | 0.42 |
| FusionSite Midco, LLC | (4)(11) | SOFR + 5.50% | 10.29% | 11/17/2023 | 11/17/2029 | 11,124 | 10,924 | 11,124 | 0.18 |
| FusionSite Midco, LLC | (4)(5)(7)(11) | SOFR + 5.75% | 10.48% | 9/25/2024 | 11/17/2029 | 19,993 | 19,627 | 19,889 | 0.33 |
| Gatekeeper Systems, Inc. | (4)(10) | SOFR + 5.00% | 9.51% | 8/27/2024 | 8/28/2030 | 44,448 | 43,819 | 44,114 | 0.73 |
| Gatekeeper Systems, Inc. | (4)(5)(7)(10) | SOFR + 5.00% | 9.52% | 8/27/2024 | 8/28/2030 | 1,588 | 1,428 | 1,458 | 0.02 |
| Gorilla Investor LLC | (4)(10) | SOFR + 5.00% | 9.32% | 9/26/2024 | 9/30/2031 | 24,945 | 24,464 | 24,695 | 0.41 |
| Iris Buyer, LLC | (4)(11) | SOFR + 6.25% | 10.68% | 10/2/2023 | 10/2/2030 | 25,453 | 24,878 | 25,453 | 0.42 |
| Iris Buyer, LLC | (4)(5)(7)(11) | SOFR + 6.25% | 10.58% | 10/2/2023 | 10/2/2030 | 2,400 | 2,251 | 2,282 | 0.04 |
| Java Buyer, Inc. | (4)(10) | SOFR + 5.75% | 10.20% | 12/15/2021 | 12/15/2027 | 4,171 | 4,132 | 4,171 | 0.07 |
| Java Buyer, Inc. | (4)(5)(10) | SOFR + 5.75% | 10.44% | 12/15/2021 | 12/15/2027 | 2,896 | 2,873 | 2,896 | 0.05 |
| Java Buyer, Inc. | (4)(5)(7)(10) | SOFR + 5.75% | 10.35% | 11/9/2023 | 12/15/2027 | 2,731 | 2,679 | 2,731 | 0.04 |
| JSS Holdings, Inc. | (4)(10) | SOFR + 5.25% | 10.00% (incl. 3.00% PIK) | 12/17/2020 | 11/8/2031 | 281,886 | 279,390 | 281,886 | 4.64 |
| JSS Holdings, Inc. | (4)(5)(10) | SOFR + 5.25% | 10.10% (incl. 3.00% PIK) | 12/29/2021 | 11/8/2031 | 4,868 | 4,827 | 4,868 | 0.08 |
| JSS Holdings, Inc. | (4)(5)(7)(10) | SOFR + 5.25% | 9.77% (incl. 3.00% PIK) | 11/8/2024 | 11/8/2031 | 31,004 | 30,666 | 30,967 | 0.51 |
| Knowledge Pro Buyer, Inc. | (4)(7)(10) | SOFR + 5.00% | 9.46% | 12/10/2021 | 12/10/2027 | 7,603 | 7,414 | 7,559 | 0.12 |
| KPSKY Acquisition, Inc. | (4)(10)(18) | SOFR + 5.50% | 10.19% | 10/19/2021 | 10/19/2028 | 20,009 | 19,792 | 17,408 | 0.29 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Commercial Services & Supplies (continued)** | | | | | | | | | |
| KPSKY Acquisition, Inc. | (4)(5)(10)(18) | SOFR + 5.50% | 10.28% | 10/19/2021 | 10/19/2028 | $ 2,304 | $ 2,280 | $ 2,005 | 0.03% |
| Onex Baltimore Buyer, Inc. | (4)(11)(18) | SOFR + 5.27% | 9.63% | 12/1/2021 | 12/1/2027 | 10,804 | 10,698 | 10,804 | 0.18 |
| Onex Baltimore Buyer, Inc. | (4)(7)(11)(18) | SOFR + 4.75% | 9.11% | 12/1/2021 | 12/1/2027 | 14,746 | 14,539 | 14,746 | 0.24 |
| Pye-Barker Fire & Safety, LLC | (4)(5)(10) | SOFR + 4.50% | 8.83% | 5/24/2024 | 5/24/2031 | 4,461 | 4,461 | 4,461 | 0.07 |
| Pye-Barker Fire & Safety, LLC | (4)(5)(10) | SOFR + 4.50% | 8.83% | 5/24/2024 | 5/24/2031 | 13,816 | 13,753 | 13,747 | 0.23 |
| TEI Intermediate LLC | (4)(10) | SOFR + 4.75% | 9.15% | 12/13/2024 | 12/15/2031 | 25,799 | 25,543 | 25,541 | 0.42 |
| TEI Intermediate LLC | (4)(5)(7)(10) | SOFR + 4.75% | 9.15% | 12/13/2024 | 12/15/2031 | 413 | 337 | 336 | 0.01 |
| The Hiller Companies, LLC | (4)(10) | SOFR + 5.00% | 9.36% | 6/20/2024 | 6/20/2030 | 8,213 | 8,139 | 8,152 | 0.13 |
| The Hiller Companies, LLC | (4)(5)(7)(10) | SOFR + 5.00% | 9.58% | 6/20/2024 | 6/20/2030 | 570 | 544 | 542 | 0.01 |
| Veregy Consolidated, Inc. | (11) | SOFR + 6.00% | 10.85% | 11/3/2020 | 11/2/2027 | 20,453 | 20,223 | 20,479 | 0.34 |
| Water Holdings Acquisition LLC | (4)(7)(10) | SOFR + 5.00% | 9.36% (incl. 3.00% PIK) | 7/31/2024 | 7/31/2031 | 31,242 | 30,929 | 31,057 | 0.51 |
| | | | | | | | 1,004,310 | 1,009,493 | 16.61 |
| **Construction & Engineering** | | | | | | | | | |
| Consor Intermediate II, LLC | (4)(5)(7)(10) | SOFR + 4.50% | 8.83% | 5/10/2024 | 5/10/2031 | 4,391 | 4,324 | 4,371 | 0.07 |
| COP Home Services TopCo IV, Inc. | (4)(7)(11) | SOFR + 6.00% | 10.43% | 6/9/2023 | 12/31/2027 | 37,330 | 36,556 | 37,292 | 0.61 |
| Gannett Fleming Inc | (4)(7)(10) | SOFR + 4.75% | 9.23% | 8/5/2024 | 8/5/2030 | 62,215 | 61,258 | 61,655 | 1.01 |
| | | | | | | | 102,138 | 103,318 | 1.69 |
| **Containers & Packaging** | | | | | | | | | |
| Ascend Buyer, LLC | (4)(10) | SOFR + 5.75% | 10.23% | 9/30/2021 | 9/30/2028 | 20,460 | 20,225 | 20,460 | 0.34 |
| Ascend Buyer, LLC | (4)(5)(7)(10) | SOFR + 5.75% | 10.23% | 9/30/2021 | 9/30/2027 | 647 | 629 | 647 | 0.01 |
| | | | | | | | 20,854 | 21,107 | 0.35 |
| **Distributors** | | | | | | | | | |
| BP Purchaser, LLC | (4)(10) | SOFR + 5.50% | 10.16% PIK | 12/10/2021 | 12/10/2028 | 7,203 | 7,122 | 6,338 | 0.10 |
| Bradyplus Holdings LLC | (4)(11) | SOFR + 5.00% | 9.52% | 10/11/2024 | 10/31/2029 | 97,868 | 96,310 | 97,868 | 1.61 |
| Bradyplus Holdings LLC | (4)(7)(11) | SOFR + 5.00% | 9.40% | 10/11/2024 | 10/31/2029 | 619 | 573 | 619 | 0.01 |
| Genuine Cable Group, LLC | (4)(10) | SOFR + 5.75% | 10.21% | 11/1/2021 | 11/2/2026 | 166,501 | 165,385 | 158,176 | 2.60 |
| Marcone Yellowstone Buyer, Inc. | (4)(5)(10) | SOFR + 6.25% | 10.99% (incl. 3.25% PIK) | 12/31/2021 | 6/23/2028 | 4,863 | 4,810 | 4,352 | 0.07 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2024
# (in thousands)

| Investments (1)(19) | Footnotes | Reference Rate and Spread (2) | Interest Rate (2)(15) | Acquisition Date | Maturity Date | Par Amount/ Units (1) | Cost (3) | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Distributors (continued)** | | | | | | | | | |
| Marcone Yellowstone Buyer, Inc. | (4)(5)(10) | SOFR + 6.50% | 11.24% (incl. 3.25% PIK) | 11/1/2022 | 6/23/2028 | $ 1,554 | $ 1,526 | $ 1,399 | 0.02% |
| Marcone Yellowstone Buyer, Inc. | (4)(5)(10) | SOFR + 6.25% | 10.99% (incl. 3.25% PIK) | 12/31/2021 | 6/23/2028 | 1,566 | 1,555 | 1,401 | 0.02 |
| NDC Acquisition Corp. | (4)(7)(8) | SOFR + 5.50% | 10.19% | 3/9/2021 | 3/9/2027 | 13,285 | 13,118 | 13,285 | 0.22 |
| PT Intermediate Holdings III, LLC | (4)(7)(9) | SOFR + 5.00% | 9.33% (incl. 1.75% PIK) | 4/9/2024 | 4/9/2030 | 61,442 | 61,306 | 61,437 | 1.01 |
| Tailwind Colony Holding Corporation | (4)(11) | SOFR + 6.50% | 11.19% | 11/20/2018 | 5/13/2026 | 47,554 | 47,382 | 46,602 | 0.77 |
| | | | | | | | 399,087 | 391,477 | 6.43 |
| **Diversified Consumer Services** | | | | | | | | | |
| American Restoration Holdings, LLC | (4)(5)(11) | SOFR + 5.00% | 9.73% | 7/19/2024 | 7/24/2030 | 4,625 | 4,539 | 4,625 | 0.08 |
| American Restoration Holdings, LLC | (4)(5)(7)(11) | SOFR + 5.00% | 9.50% | 7/19/2024 | 7/24/2030 | 1,377 | 1,352 | 1,377 | 0.02 |
| American Restoration Holdings, LLC | (4)(5)(7)(11) | SOFR + 5.00% | 9.73% | 7/19/2024 | 7/24/2030 | 286 | 261 | 286 | 0.00 |
| American Restoration Holdings, LLC | (4)(5)(7)(11) | SOFR + 5.00% | 9.50% | 7/19/2024 | 7/24/2030 | 2,462 | 2,406 | 2,451 | 0.04 |
| Barbri Holdings, Inc. | (4)(10) | SOFR + 5.00% | 9.35% | 12/20/2024 | 4/30/2030 | 61,557 | 60,922 | 61,249 | 1.01 |
| Barbri Holdings, Inc. | (4)(10) | SOFR + 5.00% | 9.35% | 12/20/2024 | 4/30/2030 | 19,479 | 19,382 | 19,381 | 0.32 |
| BPPH2 Limited | (4)(5)(6)(8) | S + 6.75% | 11.57% | 3/16/2021 | 3/16/2028 | GBP 26,300 | 35,939 | 32,925 | 0.54 |
| BPPH2 Limited | (4)(5)(6)(8) | S + 6.25% | 10.95% | 6/17/2024 | 3/16/2028 | GBP 5,343 | 6,699 | 6,689 | 0.11 |
| BPPH2 Limited | (4)(5)(6)(10) | CA + 6.25% | 10.03% | 6/17/2024 | 3/16/2028 | CAD 3,289 | 2,360 | 2,288 | 0.04 |
| BPPH2 Limited | (4)(5)(6)(10) | SOFR + 6.25% | 10.76% | 6/17/2024 | 3/16/2028 | 1,709 | 1,672 | 1,709 | 0.03 |
| Cambium Learning Group, Inc. | (4)(7)(10) | SOFR + 5.50% | 10.23% | 7/20/2021 | 7/20/2028 | 286,185 | 284,735 | 286,185 | 4.71 |
| Charger Debt Merger Sub, LLC | (4)(5)(10) | SOFR + 4.75% | 9.08% | 5/31/2024 | 5/31/2031 | 11,927 | 11,818 | 11,927 | 0.20 |
| Charger Debt Merger Sub, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 9.07% | 5/31/2024 | 5/31/2031 | 2,544 | 2,489 | 2,528 | 0.04 |
| DTA Intermediate II Ltd. | (4)(12) | SOFR + 5.25% | 9.58% | 3/27/2024 | 3/27/2030 | 42,754 | 42,008 | 42,754 | 0.70 |
| DTA Intermediate II Ltd. | (4)(7)(11) | SOFR + 5.25% | 9.83% | 3/27/2024 | 3/27/2030 | 5,368 | 4,965 | 5,196 | 0.09 |
| Endeavor Schools Holdings, LLC | (4)(11) | SOFR + 6.25% | 10.88% | 7/18/2023 | 7/18/2029 | 21,906 | 21,491 | 21,413 | 0.35 |
| Endeavor Schools Holdings, LLC | (4)(5)(7)(11) | SOFR + 6.25% | 10.88% | 7/18/2023 | 7/18/2029 | 4,032 | 3,901 | 3,885 | 0.06 |
| Essential Services Holding Corp | (4)(5)(7)(10) | SOFR + 5.00% | 9.65% | 6/17/2024 | 6/17/2031 | 11,717 | 11,582 | 11,687 | 0.19 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Diversified Consumer Services (continued)** | | | | | | | | | |
| Go Car Wash Management Corp. | (4)(11) | SOFR + 5.75% | 10.21% | 10/12/2021 | 12/31/2026 | $ 22,274 | $ 22,084 | $ 21,717 | 0.36% |
| Seahawk Bidco, LLC | (4)(7)(11) | SOFR + 4.75% | 9.10% | 12/18/2024 | 12/19/2031 | 40,036 | 39,581 | 39,844 | 0.66 |
| | | | | | | | 580,186 | 580,116 | 9.55 |
| **Diversified Telecommunication Services** | | | | | | | | | |
| Point Broadband Acquisition, LLC | (4)(7)(11) | SOFR + 5.50% | 10.09% | 10/1/2021 | 10/1/2028 | 124,139 | 122,477 | 123,684 | 2.04 |
| **Electric Utilities** | | | | | | | | | |
| Qualus Power Services Corp. | (4)(11) | SOFR + 5.00% | 9.51% | 3/26/2021 | 3/26/2027 | 32,778 | 32,484 | 32,778 | 0.54 |
| Qualus Power Services Corp. | (4)(11) | SOFR + 5.00% | 9.51% | 7/27/2023 | 3/26/2027 | 35,439 | 34,893 | 35,439 | 0.58 |
| Qualus Power Services Corp. | (4)(7)(11) | SOFR + 5.00% | 9.50% | 5/9/2024 | 3/26/2027 | 71,103 | 69,567 | 70,813 | 1.17 |
| | | | | | | | 136,944 | 139,030 | 2.29 |
| **Electrical Equipment** | | | | | | | | | |
| Emergency Power Holdings, LLC | (4)(7)(11) | SOFR + 4.75% | 9.34% | 8/17/2021 | 8/17/2030 | 45,954 | 45,437 | 45,809 | 0.75 |
| IEM New Sub 2, LLC | (4)(7)(10) | SOFR +4.75% | 9.27% | 8/8/2024 | 8/8/2030 | 58,361 | 57,452 | 57,825 | 0.95 |
| | | | | | | | 102,889 | 103,634 | 1.70 |
| **Electronic Equipment, Instruments & Components** | | | | | | | | | |
| Albireo Energy, LLC | (4)(5)(11) | SOFR + 6.00% | 10.43% | 12/23/2020 | 12/23/2026 | 77,340 | 76,831 | 73,860 | 1.22 |
| Albireo Energy, LLC | (4)(5)(11) | SOFR + 6.00% | 10.68% | 12/23/2020 | 12/23/2026 | 23,214 | 23,094 | 22,169 | 0.36 |
| Albireo Energy, LLC | (4)(5)(11) | SOFR + 6.00% | 10.73% | 12/23/2020 | 12/23/2026 | 6,262 | 6,238 | 5,981 | 0.10 |
| Duro Dyne National Corp | (4)(7)(10) | SOFR + 5.00% | 9.52% | 11/15/2024 | 11/15/2031 | 33,611 | 33,194 | 33,185 | 0.55 |
| Dwyer Instruments LLC | (4)(5)(10) | SOFR + 4.75% | 9.27% | 11/15/2024 | 7/30/2029 | 8,232 | 8,152 | 8,150 | 0.13 |
| Dwyer Instruments LLC | (4)(5)(7)(10) | SOFR + 4.75% | 9.27% | 11/15/2024 | 7/30/2029 | 185 | 167 | 167 | 0.00 |
| Phoenix 1 Buyer Corp. | (4)(7)(10) | SOFR + 5.50% | 9.87% | 11/20/2023 | 11/20/2030 | 25,753 | 25,494 | 25,753 | 0.42 |
| Spectrum Safety Solutions Purchaser, LLC | (4)(6)(7)(9) | SOFR + 5.00% | 9.59% | 7/1/2024 | 7/1/2031 | 60,742 | 59,562 | 60,058 | 0.99 |
| Spectrum Safety Solutions Purchaser, LLC | (4)(5)(6)(9) | E + 5.00% | 8.33% | 7/1/2024 | 7/1/2031 | EUR 15,064 | 15,952 | 15,487 | 0.25 |
| Spectrum Safety Solutions Purchaser, LLC | (4)(5)(6)(9) | E + 5.00% | 8.33% | 7/1/2024 | 7/1/2030 | EUR 1,707 | 1,834 | 1,755 | 0.03 |
| | | | | | | | 250,518 | 246,565 | 4.05 |
| **Energy Equipment & Services** | | | | | | | | | |
| ISQ Hawkeye Holdco, Inc. | (4)(5)(10) | SOFR + 4.75% | 9.13% | 8/20/2024 | 8/20/2031 | 979 | 961 | 979 | 0.02 |

**Blackstone Secured Lending Fund**
**Consolidated Schedule of Investments**
**December 31, 2024**
**(in thousands)**

| Investments (1)(19) | Footnotes | Reference Rate and Spread (2) | Interest Rate (2)(15) | Acquisition Date | Maturity Date | Par Amount/ Units (1) | Cost (3) | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Energy Equipment & Services (continued)** | | | | | | | | | |
| ISQ Hawkeye Holdco, Inc. | (4)(5)(7)(10) | P + 3.75% | 11.75% | 8/20/2024 | 8/20/2030 | $ 35 | $ 32 | $ 34 | 0.00% |
| LPW Group Holdings, Inc. | (4)(7)(11) | SOFR + 6.00% | 10.59% | 3/15/2024 | 3/15/2031 | 26,728 | 26,020 | 26,728 | 0.44 |
| | | | | | | | 27,013 | 27,741 | 0.46 |
| **Financial Services** | | | | | | | | | |
| Carr Riggs & Ingram Capital LLC | (4)(5)(9) | SOFR + 4.75% | 9.24% | 11/18/2024 | 11/18/2031 | 7,444 | 7,371 | 7,369 | 0.12 |
| Carr Riggs & Ingram Capital LLC | (4)(5)(7)(9) | SOFR + 4.75% | 9.24% | 11/18/2024 | 11/18/2031 | 216 | 180 | 180 | 0.00 |
| DM Intermediate Parent LLC | (4)(5)(7)(10) | SOFR + 5.00% | 9.60% | 9/30/2024 | 9/30/2030 | 18,221 | 17,834 | 17,811 | 0.29 |
| More Cowbell II, LLC | (4)(10) | SOFR + 5.00% | 8.89% | 9/1/2023 | 9/1/2030 | 7,917 | 7,756 | 7,917 | 0.13 |
| More Cowbell II, LLC | (4)(5)(7)(10) | SOFR + 5.00% | 9.28% | 9/1/2023 | 9/1/2029 | 453 | 422 | 442 | 0.01 |
| PKF O'Connor Davies Advisory, LLC | (4)(5)(7)(10) | P + 3.50% | 11.00% | 11/15/2024 | 11/18/2031 | 1,048 | 1,034 | 1,034 | 0.02 |
| RFS Opco, LLC | (4)(7)(9) | SOFR + 4.75% | 9.08% | 4/4/2024 | 4/4/2031 | 9,500 | 9,406 | 9,491 | 0.16 |
| | | | | | | | 44,003 | 44,244 | 0.73 |
| **Ground Transportation** | | | | | | | | | |
| Channelside AcquisitionCo, Inc. | (4)(5)(7)(10) | SOFR + 4.75% | 9.34% | 5/15/2024 | 5/15/2031 | 19,703 | 19,467 | 19,694 | 0.32 |
| **Health Care Equipment & Supplies** | | | | | | | | | |
| Bamboo US BidCo, LLC | (4)(5)(7)(11) | SOFR + 5.25% | 9.77% | 9/29/2023 | 9/30/2030 | 759 | 737 | 759 | 0.01 |
| Bamboo US BidCo, LLC | (4)(5)(11) | E + 5.25% | 8.25% | 9/29/2023 | 9/30/2030 | EUR 354 | 366 | 367 | 0.01 |
| CPI Buyer, LLC | (4)(10) | SOFR + 5.50% | 10.28% | 11/1/2021 | 11/1/2028 | 27,778 | 27,474 | 27,292 | 0.45 |
| CPI Buyer, LLC | (4)(5)(10) | SOFR + 5.50% | 10.28% | 11/1/2021 | 11/1/2028 | 2,965 | 2,944 | 2,913 | 0.05 |
| CPI Buyer, LLC | (4)(5)(7)(10) | SOFR + 5.50% | 10.28% | 5/23/2024 | 11/1/2028 | 1,602 | 1,563 | 1,505 | 0.02 |
| GCX Corporation Buyer, LLC | (4)(10) | SOFR + 5.50% | 9.96% | 9/13/2021 | 9/13/2027 | 21,285 | 21,094 | 20,966 | 0.35 |
| GCX Corporation Buyer, LLC | (4)(10) | SOFR + 5.50% | 10.05% | 9/13/2021 | 9/13/2027 | 5,390 | 5,348 | 5,309 | 0.09 |
| Zeus, LLC | (4)(7)(10) | SOFR + 5.50% | 9.83% | 2/28/2024 | 2/28/2031 | 26,027 | 25,619 | 26,009 | 0.43 |
| | | | | | | | 85,145 | 85,120 | 1.41 |
| **Health Care Providers & Services** | | | | | | | | | |
| 123Dentist, Inc. | (4)(5)(6)(7)(10) | CA + 5.00% | 8.30% | 8/10/2022 | 8/10/2029 | CAD 2,267 | 1,708 | 1,577 | 0.03 |
| ACI Group Holdings, Inc. | (4)(10) | SOFR + 6.00% | 10.46% (incl. 3.25% PIK) | 7/7/2023 | 8/2/2028 | 128,794 | 127,308 | 123,643 | 2.03 |
| ACI Group Holdings, Inc. | (4)(5)(7)(10) | SOFR + 5.50% | 9.96% | 8/2/2021 | 8/2/2027 | 1,157 | 1,057 | 694 | 0.01 |
| ADCS Clinics Intermediate Holdings, LLC | (4)(11) | SOFR + 6.25% | 10.78% | 5/7/2021 | 5/7/2027 | 6,779 | 6,726 | 6,779 | 0.11 |
| ADCS Clinics Intermediate Holdings, LLC | (4)(5)(11) | SOFR + 6.25% | 10.60% | 5/7/2021 | 5/7/2027 | 1,625 | 1,614 | 1,625 | 0.03 |
| ADCS Clinics Intermediate Holdings, LLC | (4)(5)(7)(11) | SOFR + 6.25% | 10.68% | 5/7/2021 | 5/7/2026 | 111 | 104 | 111 | 0.00 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Health Care Providers & Services (continued)** | | | | | | | | | |
| Amerivet Partners Management, Inc. .......... | (4)(5)(7)(11) | SOFR + 5.25% | 9.75% | 2/25/2022 | 2/25/2028 | $ 5,543 | $ 5,474 | $ 5,543 | 0.09% |
| Canadian Hospital Specialties Ltd. .......... | (4)(5)(6)(11) | CA + 4.50% | 7.82% | 4/15/2021 | 4/14/2028 | CAD 29,333 | 23,278 | 20,100 | 0.33 |
| Canadian Hospital Specialties Ltd. .......... | (4)(5)(6)(7)(10) | CA + 4.50% | 7.82% | 4/15/2021 | 4/15/2027 | CAD 2,220 | 1,659 | 1,507 | 0.02 |
| CCBlue Bidco, Inc. .......... | (4)(5)(10) | SOFR + 6.50% | 10.93% PIK | 12/21/2021 | 12/21/2028 | 11,967 | 11,848 | 10,382 | 0.17 |
| Compsych Investments Corp .......... | (4)(5)(7)(10) | SOFR + 4.75% | 9.38% | 7/22/2024 | 7/22/2031 | 12,124 | 12,060 | 12,086 | 0.20 |
| DCA Investment Holdings, LLC .. | (4)(7)(10) | SOFR + 6.41% | 10.73% | 3/12/2021 | 4/3/2028 | 32,482 | 32,298 | 31,506 | 0.52 |
| DCA Investment Holdings, LLC .. | (4)(5)(10) | SOFR + 6.50% | 10.83% | 12/28/2022 | 4/3/2028 | 985 | 976 | 955 | 0.02 |
| Epoch Acquisition, Inc. .......... | (4)(11) | SOFR + 6.00% | 10.53% | 11/20/2018 | 10/4/2026 | 23,807 | 23,735 | 23,807 | 0.39 |
| Imagine 360 LLC .......... | (4)(5)(7)(10) | SOFR + 5.00% | 9.35% | 9/18/2024 | 9/30/2028 | 17,155 | 16,970 | 16,957 | 0.28 |
| Inception Fertility Ventures, LLC .. | (4)(7)(10) | SOFR + 5.50% | 10.09% | 4/29/2024 | 4/29/2030 | 45,859 | 45,816 | 45,315 | 0.75 |
| Jayhawk Buyer, LLC .......... | (4)(11) | SOFR + 5.00% | 9.43% | 10/15/2020 | 10/15/2026 | 126,408 | 125,522 | 120,404 | 1.98 |
| Kwol Acquisition, Inc. .......... | (4)(5)(7)(10) | SOFR + 4.75% | 9.08% | 12/8/2023 | 12/6/2029 | 6,554 | 6,400 | 6,535 | 0.11 |
| MB2 Dental Solutions, LLC .......... | (4)(10) | SOFR + 5.50% | 9.86% | 2/13/2024 | 2/13/2031 | 23,162 | 22,958 | 23,162 | 0.38 |
| MB2 Dental Solutions, LLC .......... | (4)(5)(7)(10) | SOFR + 5.50% | 9.86% | 2/13/2024 | 2/13/2031 | 1,684 | 1,648 | 1,667 | 0.03 |
| MB2 Dental Solutions, LLC .......... | (4)(5)(10) | SOFR + 5.50% | 10.02% | 2/13/2024 | 2/13/2031 | 3,417 | 3,392 | 3,381 | 0.06 |
| Navigator Acquiror, Inc. .......... | (4)(7)(9) | SOFR + 5.50% | 9.96% | 7/16/2021 | 7/16/2027 | 249,504 | 248,505 | 214,831 | 3.54 |
| PPV Intermediate Holdings, LLC .. | (4)(5)(10) | SOFR + 5.75% | 10.26% | 8/31/2022 | 8/31/2029 | 1,977 | 1,957 | 1,977 | 0.03 |
| PPV Intermediate Holdings, LLC .. | (4)(5)(7)(10) | SOFR + 6.00% | 10.52% | 9/6/2023 | 8/31/2029 | 78 | 74 | 76 | 0.00 |
| Smile Doctors, LLC .......... | (4)(10) | SOFR + 5.90% | 10.81% | 6/9/2023 | 12/23/2028 | 10,748 | 10,606 | 10,533 | 0.17 |
| Smile Doctors, LLC .......... | (4)(5)(7)(10) | SOFR + 5.90% | 10.81% | 6/9/2023 | 12/23/2028 | 1,562 | 1,507 | 1,484 | 0.02 |
| Snoopy Bidco, Inc. .......... | (4)(10) | SOFR + 6.00% | 10.73% | 6/1/2021 | 6/1/2028 | 344,997 | 341,716 | 332,060 | 5.46 |
| SpecialtyCare, Inc. .......... | (4)(5)(11) | SOFR + 5.75% | 10.60% | 6/18/2021 | 6/18/2028 | 11,858 | 11,682 | 11,621 | 0.19 |
| SpecialtyCare, Inc. .......... | (4)(5)(7)(8) | SOFR + 4.00% | 8.64% | 6/18/2021 | 6/18/2026 | 643 | 634 | 643 | 0.01 |
| SpecialtyCare, Inc. .......... | (4)(5)(11) | SOFR + 5.75% | 10.66% | 6/18/2021 | 6/18/2028 | 103 | 102 | 101 | 0.00 |
| Stepping Stones Healthcare Services, LLC ... | (4)(10) | SOFR + 4.75% | 9.08% | 12/30/2021 | 1/2/2029 | 2,699 | 2,670 | 2,699 | 0.04 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
#### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Health Care Providers & Services (continued)** | | | | | | | | | |
| Stepping Stones Healthcare Services, LLC . . . | (4)(5)(7)(10) | SOFR + 4.75% | 9.08% | 4/25/2024 | 1/2/2029 | $ 74 | $ 66 | $ 74 | 0.00% |
| The Fertility Partners, Inc. . . . . | (4)(5)(6)(10) | SOFR + 5.75% | 10.22% | 3/16/2022 | 3/16/2028 | 5,146 | 5,094 | 4,837 | 0.08 |
| The Fertility Partners, Inc. . . . . | (4)(5)(6)(10) | CA + 5.75% | 9.34% | 3/16/2022 | 3/16/2028 | CAD 4,875 | 3,784 | 3,188 | 0.05 |
| The Fertility Partners, Inc. . . . . | (4)(5)(6)(7)(10) | CA + 5.75% | 9.05% | 3/16/2022 | 9/16/2027 | CAD 104 | 59 | 58 | 0.00 |
| The GI Alliance Management, LLC . . . . . . . . . | (4)(5)(11) | SOFR + 5.50% | 10.18% | 9/15/2022 | 9/15/2028 | 4,025 | 3,950 | 4,065 | 0.07 |
| The GI Alliance Management, LLC . . . . . . . . . | (4)(5)(11) | SOFR + 5.50% | 10.16% | 1/22/2024 | 9/15/2028 | 446 | 443 | 451 | 0.01 |
| The GI Alliance Management, LLC . . . . . . . . . | (4)(5)(11) | SOFR + 5.50% | 10.16% | 9/15/2022 | 9/15/2028 | 867 | 851 | 876 | 0.01 |
| The GI Alliance Management, LLC . . . . . . . . . | (4)(5)(7)(11) | SOFR + 5.50% | 10.21% | 3/7/2024 | 9/15/2028 | 10,452 | 9,989 | 10,913 | 0.18 |
| UMP Holdings, LLC . . . . . . . . . | (4)(5)(10) | SOFR + 5.75% | 10.40% | 7/15/2022 | 7/15/2028 | 1,084 | 1,071 | 1,079 | 0.02 |
| UMP Holdings, LLC . . . . . . . . . | (4)(5)(10) | SOFR + 5.75% | 10.33% | 7/15/2022 | 7/15/2028 | 1,487 | 1,472 | 1,480 | 0.02 |
| Unified Women's Healthcare LP . . . | (4)(5)(9) | SOFR + 5.25% | 9.58% | 6/16/2022 | 6/18/2029 | 2,081 | 2,081 | 2,081 | 0.03 |
| Unified Women's Healthcare LP . . . | (4)(5)(7)(9) | SOFR + 5.25% | 9.58% | 3/22/2024 | 6/18/2029 | 19,672 | 19,373 | 19,419 | 0.32 |
| US Oral Surgery Management Holdco, LLC . . . . | (4)(10) | SOFR + 5.25% | 9.86% | 11/18/2021 | 11/20/2028 | 37,021 | 36,669 | 37,021 | 0.61 |
| US Oral Surgery Management Holdco, LLC . . . . | (4)(10) | SOFR + 5.25% | 9.96% | 11/18/2021 | 11/20/2028 | 15,616 | 15,518 | 15,616 | 0.26 |
| US Oral Surgery Management Holdco, LLC . . . . | (4)(7)(10) | SOFR + 6.00% | 10.80% | 8/16/2023 | 11/20/2028 | 27,633 | 27,152 | 27,426 | 0.45 |
| US Oral Surgery Management Holdco, LLC . . . . | (4)(5)(10) | SOFR + 6.50% | 11.19% | 12/5/2022 | 11/20/2028 | 83 | 83 | 83 | 0.00 |
| WHCG Purchaser III Inc . . . . . . . . | (4)(5)(7)(10) | SOFR + 6.50% | 10.83% (incl. 5.41% PIK) | 8/2/2024 | 6/30/2029 | 19,921 | 19,921 | 19,921 | 0.33 |
| WHCG Purchaser III Inc . . . . . . . . | (4)(5)(10)(17) | 10.00% | 10.00% PIK | 8/2/2024 | 6/30/2030 | 16,144 | 6,354 | 6,167 | 0.10 |
| | | | | | | | 1,245,934 | 1,188,516 | 19.54 |
| **Health Care Technology** | | | | | | | | | |
| Caerus US 1, Inc. . . | (4)(5)(6)(10) | SOFR + 5.00% | 9.33% | 5/25/2022 | 5/25/2029 | 11,284 | 11,142 | 11,284 | 0.19 |
| Caerus US 1, Inc. . . | (4)(5)(6)(10) | SOFR + 5.00% | 9.33% | 10/28/2022 | 5/25/2029 | 2,176 | 2,147 | 2,176 | 0.04 |
| Caerus US 1, Inc. . . | (4)(5)(6)(10) | SOFR + 5.00% | 9.46% | 10/28/2022 | 5/25/2029 | 318 | 314 | 318 | 0.01 |
| Caerus US 1, Inc. . . | (4)(6)(8) | SOFR + 5.00% | 9.33% | 3/27/2024 | 5/25/2029 | 49,714 | 49,714 | 49,714 | 0.82 |
| Caerus US 1, Inc. . . | (4)(5)(6)(7)(12) | SOFR + 5.00% | 9.34% | 5/25/2022 | 5/25/2029 | 97 | 80 | 97 | 0.00 |
| Color Intermediate, LLC . . . . . . . . . | (4)(10) | SOFR + 4.75% | 9.18% | 7/2/2024 | 10/1/2029 | 19,958 | 19,617 | 19,958 | 0.33 |
| Continental Buyer Inc . . . . . . . . . . . | (4)(5)(7)(10) | SOFR + 5.25% | 9.50% | 4/2/2024 | 4/2/2031 | 18,414 | 18,083 | 18,360 | 0.30 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2024
# (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Health Care Technology (continued)** | | | | | | | | | |
| CT Technologies Intermediate Holdings, Inc. | (4)(7)(10) | SOFR + 5.00% | 9.57% | 8/30/2024 | 8/30/2031 | $ 28,346 | $ 28,053 | $ 28,322 | 0.47% |
| Edifecs, Inc. | (4)(10) | SOFR + 5.00% | 9.33% | 9/10/2021 | 11/20/2028 | 13,572 | 13,476 | 13,572 | 0.22 |
| Edifecs, Inc. | (4)(11) | SOFR + 5.00% | 9.33% | 9/21/2020 | 11/20/2028 | 218,935 | 217,346 | 218,935 | 3.60 |
| GI Ranger Intermediate, LLC | (4)(7)(10) | SOFR + 6.00% | 10.48% | 10/29/2021 | 10/29/2027 | 140 | 129 | 134 | 0.00 |
| GI Ranger Intermediate, LLC | (4)(7)(10) | SOFR + 6.00% | 10.48% | 10/29/2021 | 10/29/2028 | 16,301 | 16,137 | 16,220 | 0.27 |
| Healthcomp Holding Company, LLC | (4)(10) | SOFR + 6.25% | 10.77% (incl. 3.00% PIK) | 11/8/2023 | 11/8/2029 | 100,797 | 100,007 | 100,797 | 1.66 |
| Kona Buyer, LLC | (4)(5)(7)(10) | SOFR + 4.50% | 9.13% | 7/23/2024 | 7/23/2031 | 61 | 58 | 58 | 0.00 |
| Kona Buyer, LLC | (4)(5)(10) | SOFR + 4.50% | 9.13% | 7/23/2024 | 7/23/2031 | 1,045 | 1,035 | 1,039 | 0.02 |
| Magic Bidco Inc | (4)(10) | SOFR + 5.75% | 10.08% | 7/1/2024 | 7/1/2030 | 20,110 | 19,649 | 19,808 | 0.33 |
| Magic Bidco Inc | (4)(5)(7)(10) | SOFR + 5.75% | 10.08% | 7/1/2024 | 7/1/2030 | 2,626 | 2,541 | 2,570 | 0.04 |
| Magic Bidco Inc | (4)(5)(7)(10) | SOFR + 5.75% | 10.08% | 7/1/2024 | 7/1/2030 | 840 | 757 | 740 | 0.01 |
| Neptune Holdings, Inc. | (4)(7)(10) | SOFR + 4.75% | 9.08% | 8/31/2023 | 8/31/2030 | 6,947 | 6,789 | 6,924 | 0.11 |
| Netsmart Technologies Inc | (4)(7)(10) | SOFR + 5.20% | 9.56% (incl. 2.70% PIK) | 8/23/2024 | 8/23/2031 | 32,819 | 32,448 | 32,611 | 0.54 |
| NMC Crimson Holdings, Inc. | (4)(10) | SOFR + 6.09% | 10.85% | 3/1/2021 | 3/1/2028 | 71,173 | 70,209 | 71,173 | 1.17 |
| NMC Crimson Holdings, Inc. | (4)(10) | SOFR + 6.09% | 10.75% | 3/1/2021 | 3/1/2028 | 14,758 | 14,643 | 14,758 | 0.24 |
| Project Ruby Ultimate Parent Corp | (8) | SOFR + 3.00% | 7.47% | 11/20/2024 | 3/10/2028 | 8,310 | 8,310 | 8,360 | 0.14 |
| Rocky MRA Acquisition Corp | (4)(5)(9) | SOFR + 5.75% | 10.37% | 4/1/2022 | 4/1/2028 | 9,253 | 9,163 | 9,253 | 0.15 |
| | | | | | | | 641,847 | 647,181 | 10.66 |
| **Insurance** | | | | | | | | | |
| Alera Group, Inc. | (4)(10) | SOFR + 5.25% | 9.61% | 9/30/2021 | 10/2/2028 | 3,628 | 3,609 | 3,628 | 0.06 |
| Alera Group, Inc. | (4)(5)(7)(11) | SOFR + 5.75% | 10.09% | 11/17/2023 | 10/2/2028 | 1,218 | 1,212 | 1,218 | 0.02 |
| Amerilife Holdings, LLC | (4)(5)(10) | SOFR + 5.00% | 9.58% | 6/17/2024 | 8/31/2029 | 2,654 | 2,618 | 2,654 | 0.04 |
| Amerilife Holdings, LLC | (4)(5)(7)(13) | SOFR + 5.00% | 9.70% | 6/17/2024 | 8/31/2029 | 359 | 353 | 357 | 0.01 |
| CFCo, LLC (Benefytt Technologies, Inc.) | (4)(5)(8)(17)(18) | 0.00% | 0.00% | 9/11/2023 | 9/13/2038 | 9,566 | 1,397 | 0 | 0.00 |
| Daylight Beta Parent, LLC (Benefytt Technologies, Inc.) | (4)(5)(8)(17)(18) | 10.00% | 10.00% PIK | 9/11/2023 | 9/12/2033 | 5,936 | 5,559 | 1,381 | 0.02 |
| Foundation Risk Partners Corp. | (4)(10) | SOFR + 5.25% | 9.58% | 10/29/2021 | 10/29/2030 | 14,433 | 14,326 | 14,433 | 0.24 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2024
# (in thousands)

| Investments (1)(19) | Footnotes | Reference Rate and Spread (2) | Interest Rate (2)(15) | Acquisition Date | Maturity Date | Par Amount/ Units (1) | Cost (3) | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Insurance (continued)** | | | | | | | | | |
| Foundation Risk Partners Corp. | (4)(10) | SOFR + 5.25% | 9.58% | 10/29/2021 | 10/29/2030 | $ 4,785 | $ 4,738 | $ 4,785 | 0.08% |
| Foundation Risk Partners Corp. | (4)(10) | SOFR + 5.25% | 9.58% | 11/17/2023 | 10/29/2030 | 6,892 | 6,777 | 6,892 | 0.11 |
| Foundation Risk Partners Corp. | (4)(5)(7)(10) | SOFR + 5.25% | 9.58% | 5/21/2024 | 10/29/2030 | 2,337 | 2,269 | 2,275 | 0.04 |
| Galway Borrower, LLC | (4)(5)(10) | SOFR + 4.50% | 8.83% | 9/30/2021 | 9/29/2028 | 14,788 | 14,698 | 14,788 | 0.24 |
| Galway Borrower, LLC | (4)(5)(7)(10) | SOFR + 4.50% | 8.82% | 9/30/2021 | 9/29/2028 | 834 | 755 | 834 | 0.01 |
| Galway Borrower, LLC | (4)(5)(7)(10) | SOFR + 4.50% | 8.82% | 2/7/2024 | 9/29/2028 | 956 | 742 | 691 | 0.01 |
| Gimlet Bidco GmbH | (4)(6)(8) | E + 5.75% | 8.80% | 4/15/2024 | 4/23/2031 | EUR 30,620 | 31,883 | 31,242 | 0.51 |
| Gimlet Bidco GmbH | (4)(6)(7)(8) | E + 5.75% | 8.72% | 4/15/2024 | 4/23/2031 | EUR 4,962 | 5,114 | 4,946 | 0.08 |
| Higginbotham Insurance Agency, Inc. | (4)(5)(6)(11) | SOFR + 4.50% | 8.86% | 7/3/2024 | 11/25/2028 | 4,975 | 4,971 | 4,975 | 0.08 |
| High Street Buyer, Inc. | (4)(7)(10) | SOFR + 5.25% | 9.58% | 4/16/2021 | 4/14/2028 | 80,277 | 79,335 | 80,232 | 1.32 |
| Integrity Marketing Acquisition LLC | (4)(7)(10) | SOFR + 5.00% | 9.51% | 8/27/2024 | 8/25/2028 | 152,575 | 151,623 | 152,532 | 2.51 |
| Paisley Bidco Ltd | (4)(5)(6)(7)(8) | S + 4.75% | 9.52% | 4/17/2024 | 4/18/2031 | GBP 5,204 | 6,432 | 6,438 | 0.11 |
| Paisley Bidco Ltd | (4)(5)(6)(8) | E + 4.75% | 7.81% | 4/17/2024 | 4/18/2031 | EUR 3,420 | 3,631 | 3,507 | 0.06 |
| Paisley Bidco Ltd | (4)(5)(6)(8) | E + 4.75% | 7.97% | 4/17/2024 | 4/18/2031 | EUR 3,016 | 3,107 | 3,093 | 0.05 |
| Patriot Growth Insurance Services, LLC. | (4)(5)(10) | SOFR + 5.00% | 9.48% | 10/14/2021 | 10/16/2028 | 4,544 | 4,509 | 4,544 | 0.07 |
| Patriot Growth Insurance Services, LLC. | (4)(5)(7)(10) | SOFR + 5.00% | 9.33% | 11/17/2023 | 10/16/2028 | 3,028 | 2,995 | 2,979 | 0.05 |
| Patriot Growth Insurance Services, LLC. | (5)(7)(10) | SOFR + 5.00% | 9.49% | 10/14/2021 | 10/16/2028 | 235 | 229 | 225 | 0.00 |
| SelectQuote Inc. | (4)(5)(6)(20) | SOFR + 9.50% | 13.96% (incl. 3.00% PIK) | 10/15/2024 | 9/30/2027 | 62,027 | 61,948 | 54,837 | 0.90 |
| SG Acquisition, Inc. | (4)(7)(10) | SOFR + 4.75% | 9.36% | 4/3/2024 | 4/3/2030 | 132,471 | 131,358 | 132,471 | 2.18 |
| Shelf Bidco Ltd | (4)(6)(10)(18) | SOFR + 5.18% | 9.83% | 10/17/2024 | 10/17/2031 | 149,881 | 149,153 | 149,131 | 2.45 |
| Simplicity Financial Marketing Group Holdings Inc | (4)(5)(6)(7)(10) | SOFR + 5.00% | 9.28% | 12/31/2024 | 12/31/2031 | 8,067 | 7,965 | 7,965 | 0.13 |
| Sparta UK Bidco Ltd | (4)(5)(6)(7)(8) | S + 6.00% | 10.70% | 9/25/2024 | 9/25/2031 | GBP 14,385 | 18,926 | 18,008 | 0.30 |
| SQ ABS Issuer LLC | (4)(5)(6)(8) | 7.80% | 7.80% | 10/11/2024 | 10/20/2039 | 6,070 | 6,023 | 6,031 | 0.10 |
| Tennessee Bidco Limited | (4)(6)(8) | SOFR + 5.25% | 10.51% (incl. 2.00% PIK) | 7/1/2024 | 7/1/2031 | 89,532 | 87,684 | 88,637 | 1.46 |
| Tennessee Bidco Limited | (4)(5)(6)(8) | SOFR + 5.25% | 10.51% (incl. 2.00% PIK) | 7/1/2024 | 7/1/2031 | 5,690 | 5,662 | 5,633 | 0.09 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | | |
| **Insurance (continued)** | | | | | | | | | | |
| Tennessee Bidco Limited . . . . . . . . | (4)(5)(6)(8) | S + 5.25% | 10.06% (incl. 2.00% PIK) | 7/1/2024 | 7/1/2031 | GBP | 44,918 | $ 60,599 | $ 55,671 | 0.92% |
| Tennessee Bidco Limited . . . . . . . . | (4)(5)(6)(7)(8) | S + 5.25% | 10.06% (incl. 2.00% PIK) | 7/1/2024 | 7/1/2031 | GBP | 2,582 | 3,354 | 2,971 | 0.05 |
| Tennessee Bidco Limited . . . . . . . . | (4)(5)(6)(8) | E + 5.25% | 8.93% (incl. 2.00% PIK) | 7/1/2024 | 7/1/2031 | EUR | 1,878 | 1,960 | 1,926 | 0.03 |
| Tennessee Bidco Limited . . . . . . . . | (4)(5)(6)(8) | E + 5.25% | 8.93% (incl. 2.00% PIK) | 7/1/2024 | 7/1/2031 | EUR | 1,674 | 1,753 | 1,717 | 0.03 |
| THG Acquisition LLC . . . . . . . . . . | (4)(5)(7)(10) | SOFR + 4.75% | 9.11% | 10/31/2024 | 10/31/2031 | $ | 11,749 | 11,610 | 11,606 | 0.19 |
| World Insurance Associates, LLC . . . . . . . . . | (4)(11) | SOFR + 6.00% | 10.33% | 10/20/2023 | 4/3/2028 | | 37,826 | 37,273 | 37,826 | 0.62 |
| World Insurance Associates, LLC . . . . . . . . . | (4)(7)(11) | SOFR + 5.75% | 10.08% | 10/20/2023 | 4/3/2028 | | 32,343 | 31,722 | 32,343 | 0.53 |
| | | | | | | | | 969,872 | 955,422 | 15.70 |
| **Interactive Media & Services** | | | | | | | | | | |
| North Haven Ushc Acquisition Inc . . . . . . . . . . | (4)(5)(7)(11) | SOFR + 5.00% | 9.72% | 8/28/2024 | 10/30/2027 | | 1,462 | 1,422 | 1,432 | 0.02 |
| North Haven Ushc Acquisition Inc . . . . . . . . . . | (4)(5)(11) | SOFR + 5.00% | 9.43% | 8/28/2024 | 10/30/2027 | | 2,205 | 2,175 | 2,183 | 0.04 |
| North Haven Ushc Acquisition Inc . . . . . . . . . . | (4)(5)(11) | SOFR + 5.00% | 9.63% | 8/28/2024 | 10/30/2027 | | 1,291 | 1,273 | 1,278 | 0.02 |
| North Haven Ushc Acquisition Inc . . . . . . . . . . | (4)(5)(11) | SOFR + 5.00% | 9.78% | 8/28/2024 | 10/30/2027 | | 549 | 542 | 544 | 0.01 |
| North Haven Ushc Acquisition Inc . . . . . . . . . . | (4)(5)(7)(11) | SOFR + 5.00% | 9.61% | 8/28/2024 | 10/30/2027 | | 793 | 752 | 751 | 0.01 |
| North Haven Ushc Acquisition Inc . . . . . . . . . . | (4)(5)(11) | SOFR + 5.00% | 9.43% | 8/28/2024 | 10/30/2027 | | 639 | 630 | 632 | 0.01 |
| North Haven Ushc Acquisition Inc . . . . . . . . . . | (4)(5)(11) | SOFR + 5.00% | 9.63% | 8/28/2024 | 10/30/2027 | | 3,932 | 3,880 | 3,893 | 0.06 |
| Speedster Bidco GmbH . . . . . . . . | (4)(6)(7)(8) | E + 2.50% | 5.66% | 10/17/2024 | 12/10/2031 | EUR 11,009 | | 11,860 | 11,464 | 0.19 |
| Speedster Bidco GmbH . . . . . . . . | (6)(9) | SOFR + 3.50% | 8.15% | 10/17/2024 | 12/10/2031 | | 2,830 | 2,823 | 2,841 | 0.05 |
| | | | | | | | | 25,357 | 25,018 | 0.41 |
| **Internet & Direct Marketing Retail** | | | | | | | | | | |
| Identity Digital, Inc. . . . . . . . . . . | (4)(11) | SOFR + 5.25% | 9.74% | 12/29/2020 | 12/29/2027 | | 315,8893 | 13,1893 | 15,889 | 5.20 |
| **IT Services** | | | | | | | | | | |
| AI Altius Luxembourg S.à r.l. . . . . . . . . | (4)(5)(8) | 9.75% | 9.75% PIK | 12/13/2021 | 12/21/2029 | | 1,063 | 1,050 | 1,058 | 0.02 |
| AI Altius US Bidco, Inc. . . . . . . . . . . | (4)(7)(10) | SOFR + 4.75% | 9.03% | 5/21/2024 | 12/21/2028 | | 7,531 | 7,453 | 7,531 | 0.12 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **IT Services (continued)** | | | | | | | | | |
| Allium Buyer, LLC | (4)(5)(7)(11) | SOFR + 5.00% | 9.59% | 5/2/2023 | 5/2/2030 | $ 1,580 | $ 1,539 | $ 1,573 | 0.03% |
| Fern Bidco Ltd | (4)(5)(6)(8) | S + 5.25% | 9.96% | 7/1/2024 | 7/3/2031 | GBP 20,317 | 25,207 | 25,117 | 0.41 |
| Fern Bidco Ltd | (4)(5)(6)(7)(8) | S + 5.25% | 9.96% | 7/1/2024 | 7/3/2031 | GBP 2,222 | 2,665 | 2,623 | 0.04 |
| Infostretch Corporation | (4)(5)(10) | SOFR + 5.75% | 10.23% | 4/1/2022 | 4/1/2028 | 4,875 | 4,822 | 4,534 | 0.07 |
| Inovalon Holdings, Inc. | (4)(10) | SOFR + 5.75% | 10.63% | 11/24/2021 | 11/24/2028 | 112,337 | 110,897 | 112,337 | 1.85 |
| Inovalon Holdings, Inc. | (4)(10) | SOFR + 5.75% | 10.67% | 11/24/2021 | 11/24/2028 | 8,155 | 8,041 | 8,155 | 0.13 |
| KEN Bidco Ltd | (4)(5)(6)(10) | S + 6.00% | 10.82% (incl. 2.50% PIK) | 5/3/2024 | 8/3/2028 | GBP 9,339 | 11,428 | 11,546 | 0.19 |
| Monterey Financing, S.à r.l. | (4)(5)(6)(8) | ST + 6.00% | 8.55% | 9/28/2022 | 9/28/2029 | SEK 2,090 | 185 | 189 | 0.00 |
| Monterey Financing, S.à r.l. | (4)(5)(6)(8) | E + 6.00% | 8.72% | 9/28/2022 | 9/28/2029 | EUR 952 | 913 | 987 | 0.02 |
| Monterey Financing, S.à r.l. | (4)(5)(6)(8) | CI + 6.00% | 8.70% | 9/28/2022 | 9/28/2029 | DKK 4,819 | 623 | 669 | 0.01 |
| Monterey Financing, S.à r.l. | (4)(5)(6)(9) | N + 6.00% | 10.70% | 9/28/2022 | 9/28/2029 | NOK 5,149 | 465 | 452 | 0.01 |
| Park Place Technologies, LLC | (4)(10) | SOFR + 5.25% | 9.61% | 3/25/2024 | 3/25/2031 | 113,219 | 112,316 | 112,936 | 1.86 |
| Park Place Technologies, LLC | (4)(5)(7)(10) | SOFR + 5.25% | 9.59% | 3/25/2024 | 3/25/2030 | 3,820 | 3,625 | 3,698 | 0.06 |
| Razor Holdco, LLC | (4)(10) | SOFR + 5.75% | 10.44% | 10/25/2021 | 10/25/2027 | 36,593 | 36,250 | 36,593 | 0.60 |
| Red River Technology, LLC | (4)(11) | SOFR + 6.00% | 10.74% | 5/26/2021 | 5/26/2027 | 79,149 | 78,596 | 75,588 | 1.24 |
| Redwood Services Group, LLC | (4)(5)(10) | SOFR + 6.25% | 10.68% | 6/15/2022 | 6/15/2029 | 4,641 | 4,566 | 4,641 | 0.08 |
| Redwood Services Group, LLC | (4)(5)(7)(10) | SOFR + 5.75% | 10.18% | 2/5/2024 | 6/15/2029 | 74,645 | 73,466 | 73,918 | 1.22 |
| Turing Holdco, Inc. | (4)(5)(6)(8) | SOFR + 6.00% | 10.75% (incl. 2.50% PIK) | 10/14/2021 | 9/28/2028 | 8,877 | 8,666 | 8,766 | 0.14 |
| Turing Holdco, Inc. | (4)(5)(6)(7)(8) | SOFR + 6.00% | 10.93% (incl. 2.50% PIK) | 10/14/2021 | 10/16/2028 | 4,418 | 4,352 | 4,363 | 0.07 |
| Turing Holdco, Inc. | (4)(5)(6)(8) | E + 6.00% | 9.72% (incl. 2.50% PIK) | 10/14/2021 | 9/28/2028 | EUR 11,445 | 13,002 | 11,707 | 0.19 |
| Turing Holdco, Inc. | (4)(5)(6)(8) | E + 6.00% | 9.33% (incl. 2.50% PIK) | 10/14/2021 | 8/3/2028 | EUR 4,381 | 4,945 | 4,482 | 0.07 |
| Turing Holdco, Inc. | (4)(6)(10) | SOFR + 6.00% | 10.61% (incl. 2.50% PIK) | 5/3/2024 | 8/3/2028 | 20,891 | 20,364 | 20,630 | 0.34 |
| Turing Holdco, Inc. | (4)(5)(6)(7)(10) | S + 6.00% | 10.82% (incl. 2.50% PIK) | 5/3/2024 | 8/3/2028 | GBP 15,699 | 22,561 | 19,408 | 0.32 |
| | | | | | | | 557,997 | 553,501 | 9.09 |

## Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2024
## (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | | |
| **Life Sciences Tools & Services** | | | | | | | | | | |
| Creek Parent Inc. | (4)(7)(10) | SOFR + 5.25% | 9.63% | 12/17/2024 | 12/18/2031 | $ | 68,799 | $ 67,429 | $ 67,421 | 1.11% |
| Falcon Parent Holdings, Inc. | (4)(5)(7)(10) | SOFR + 5.00% | 9.53% | 11/6/2024 | 11/6/2031 | | 14,543 | 14,350 | 14,252 | 0.23 |
| | | | | | | | | 81,779 | 81,673 | 1.34 |
| **Machinery** | | | | | | | | | | |
| MHE Intermediate Holdings, LLC | (4)(5)(7)(11) | SOFR + 6.00% | 10.74% | 7/21/2021 | 7/21/2027 | | 1,918 | 1,900 | 1,908 | 0.03 |
| MHE Intermediate Holdings, LLC | (4)(5)(11) | SOFR + 6.25% | 10.99% | 8/30/2022 | 7/21/2027 | | 76 | 75 | 76 | 0.00 |
| MHE Intermediate Holdings, LLC | (4)(5)(11) | SOFR + 6.50% | 11.17% | 12/20/2022 | 7/21/2027 | | 76 | 75 | 76 | 0.00 |
| | | | | | | | | 2,050 | 2,060 | 0.03 |
| **Marine** | | | | | | | | | | |
| Armada Parent, Inc. | (4)(7)(10) | SOFR + 5.75% | 10.36% | 10/29/2021 | 10/29/2027 | | 25,479 | 25,214 | 25,479 | 0.42 |
| Kattegat Project Bidco AB | (4)(5)(6)(8) | SOFR + 6.00% | 10.33% | 3/20/2024 | 4/7/2031 | | 2,605 | 2,546 | 2,605 | 0.04 |
| Kattegat Project Bidco AB | (4)(5)(6)(7)(8) | E + 6.00% | 8.72% | 3/20/2024 | 4/7/2031 | EUR | 29,819 | 31,537 | 30,803 | 0.51 |
| | | | | | | | | 59,297 | 58,887 | 0.97 |
| **Media** | | | | | | | | | | |
| Bimini Group Purchaser Inc | (4)(10) | SOFR + 5.25% | 9.76% | 4/26/2024 | 4/26/2031 | | 50,912 | 50,453 | 50,912 | 0.84 |
| Bimini Group Purchaser Inc | (4)(5)(7)(10) | SOFR + 5.25% | 9.81% | 4/26/2024 | 4/26/2031 | | 2,103 | 1,973 | 2,008 | 0.03 |
| | | | | | | | | 52,426 | 52,920 | 0.87 |
| **Oil, Gas & Consumable Fuels** | | | | | | | | | | |
| Eagle Midstream Canada Finance Inc | (4)(6)(10) | SOFR + 5.25% | 9.77% | 8/30/2024 | 8/15/2028 | | 49,396 | 48,949 | 49,396 | 0.81 |
| KKR Alberta Midstream Finance Inc. | (4)(6)(10) | SOFR + 5.25% | 9.77% | 8/30/2024 | 8/15/2028 | | 26,870 | 26,618 | 26,870 | 0.44 |
| | | | | | | | | 75,567 | 76,266 | 1.25 |
| **Paper & Forest Products** | | | | | | | | | | |
| Profile Products, LLC | (4)(10) | SOFR + 5.75% | 10.29% | 11/12/2021 | 11/12/2027 | | 7,217 | 7,161 | 7,001 | 0.12 |
| Profile Products, LLC | (4)(5)(7)(10) | P + 4.50% | 12.50% | 11/12/2021 | 11/12/2027 | | 104 | 99 | 88 | 0.00 |
| Profile Products, LLC | (4)(5)(7)(10) | P + 4.50% | 12.00% | 11/12/2021 | 11/12/2027 | | 20 | 20 | 9 | 0.00 |
| | | | | | | | | 7,280 | 7,098 | 0.12 |
| **Pharmaceuticals** | | | | | | | | | | |
| Dechra Pharmaceuticals Holdings Ltd | (4)(5)(6)(7)(8) | E + 6.25% | 9.89% | 1/23/2024 | 1/24/2031 | EUR | 1,028 | 1,127 | 1,062 | 0.02 |
| Dechra Pharmaceuticals Holdings Ltd | (4)(5)(6)(7)(10) | SOFR + 6.25% | 11.39% | 1/23/2024 | 1/24/2031 | | 1,035 | 1,010 | 1,032 | 0.02 |
| Doc Generici (Diocle S.p.A.) | (4)(5)(6)(7)(8) | E + 5.50% | 9.36% | 10/11/2022 | 10/27/2028 | EUR | 1,758 | 1,020 | 1,808 | 0.03 |
| Eden Acquisitionco Ltd | (4)(6)(7)(10) | SOFR + 6.25% | 10.53% | 11/2/2023 | 11/18/2030 | | 20,388 | 23,751 | 19,787 | 0.33 |
| Gusto Sing Bidco Pte Ltd | (4)(5)(6)(7)(10) | BB + 4.75% | 9.46% | 11/15/2024 | 11/15/2031 | AUD | 1,000 | 636 | 612 | 0.01 |
| | | | | | | | | 27,544 | 24,301 | 0.41 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2024
## (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Professional Services** | | | | | | | | | |
| ALKU, LLC | (4)(5)(10) | SOFR + 6.25% | 10.50% | 5/23/2023 | 5/23/2029 | $ 790 | $ 776 | $ 790 | 0.01% |
| ALKU, LLC | (4)(10) | SOFR + 5.50% | 9.75% | 2/21/2024 | 5/23/2029 | 26,462 | 26,020 | 26,330 | 0.43 |
| Apex Companies, LLC | (4)(5)(11) | SOFR + 5.25% | 9.76% | 8/28/2024 | 1/31/2028 | 10,951 | 10,800 | 10,869 | 0.18 |
| Apex Companies, LLC | (4)(5)(11) | SOFR + 5.25% | 9.84% | 1/31/2023 | 1/31/2028 | 1,971 | 1,941 | 1,957 | 0.03 |
| Apex Companies, LLC | (4)(5)(7)(11) | SOFR + 5.25% | 9.76% | 8/28/2024 | 1/31/2028 | 2,793 | 2,724 | 2,731 | 0.04 |
| Artisan Acquisitionco, Ltd. | (4)(6)(7)(8) | SOFR + 5.00% | 9.33% | 9/27/2024 | 9/30/2031 | 57,154 | 56,053 | 56,154 | 0.92 |
| Baker Tilly Advisory Group LP | (4)(7)(10) | SOFR + 4.75% | 9.11% | 6/3/2024 | 6/3/2031 | 46,611 | 45,788 | 46,559 | 0.77 |
| CFGI Holdings, LLC | (4)(7)(10) | SOFR + 4.50% | 8.86% | 11/2/2021 | 11/2/2027 | 6,887 | 6,812 | 6,866 | 0.11 |
| Cisive Holdings Corp | (4)(7)(11) | SOFR + 5.75% | 10.18% | 12/8/2021 | 12/8/2028 | 8,400 | 8,295 | 8,252 | 0.14 |
| Clearview Buyer, Inc. | (4)(5)(7)(10) | SOFR + 5.35% | 9.68% | 8/26/2021 | 8/26/2027 | 7,276 | 7,204 | 7,276 | 0.12 |
| CRCI Longhorn Holdings Inc | (4)(5)(10) | SOFR + 5.00% | 9.36% | 8/27/2024 | 8/27/2031 | 11,469 | 11,360 | 11,412 | 0.19 |
| CRCI Longhorn Holdings Inc | (4)(5)(7)(10) | SOFR + 5.00% | 9.36% | 8/27/2024 | 8/27/2031 | 860 | 828 | 836 | 0.01 |
| Cumming Group, Inc. | (4)(11) | SOFR + 5.25% | 9.50% | 5/26/2021 | 11/16/2027 | 87,227 | 86,631 | 87,227 | 1.44 |
| Cumming Group, Inc. | (4)(5)(7)(11) | SOFR + 5.25% | 9.50% | 11/18/2022 | 11/16/2027 | 9,511 | 9,293 | 9,487 | 0.16 |
| G&A Partners Holding Company II, LLC | (4)(9) | SOFR + 5.50% | 10.01% | 3/1/2024 | 3/1/2031 | 30,095 | 29,565 | 30,095 | 0.50 |
| G&A Partners Holding Company II, LLC | (4)(5)(7)(9) | SOFR + 5.50% | 10.01% 10.11% (incl. 2.00% PIK) | 3/1/2024 | 3/1/2030 | 1,178 | 995 | 1,058 | 0.02 |
| Guidehouse, Inc. | (4)(10) | SOFR + 5.75% | | 10/15/2021 | 12/16/2030 | 311,085 | 309,112 | 311,085 | 5.12 |
| IG Investments Holdings, LLC | (4)(7)(10) | SOFR + 5.00% | 9.57% | 11/1/2024 | 9/22/2028 | 46,347 | 45,809 | 46,347 | 0.76 |
| Legacy Intermediate, LLC | (4)(5)(10) | SOFR + 5.75% | 10.41% | 2/25/2022 | 2/25/2028 | 6,697 | 6,628 | 6,697 | 0.11 |
| Legacy Intermediate, LLC | (4)(5)(9) | SOFR + 5.75% | 10.43% | 12/22/2023 | 2/25/2028 | 1,290 | 1,270 | 1,290 | 0.02 |
| Mercury Bidco Globe Limited | (4)(5)(6)(7)(8) | S + 6.00% | 10.70% | 1/18/2024 | 1/31/2031 | GBP 47,583 | 59,312 | 59,401 | 0.98 |
| MPG Parent Holdings, LLC | (4)(11) | SOFR + 5.00% | 9.33% | 1/8/2024 | 1/8/2030 | 10,872 | 10,690 | 10,872 | 0.18 |
| MPG Parent Holdings, LLC | (4)(5)(7)(11) | SOFR + 5.00% | 9.51% | 1/8/2024 | 1/8/2030 | 2,669 | 2,580 | 2,646 | 0.04 |
| Oxford Global Resources Inc | (4)(7)(11) | SOFR + 6.00% | 10.28% | 8/17/2021 | 8/17/2027 | 18,774 | 18,583 | 18,774 | 0.31 |
| Oxford Global Resources Inc | (4)(11) | SOFR + 6.00% | 10.48% | 8/17/2021 | 8/17/2027 | 2,909 | 2,890 | 2,909 | 0.05 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2024
# (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Professional Services (continued)** | | | | | | | | | |
| Oxford Global Resources Inc | (4)(9) | SOFR + 6.00% | 10.63% | 6/6/2024 | 8/17/2027 | $ 2,217 | $ 2,177 | $ 2,217 | 0.04% |
| Pavion Corp. | (4)(6)(10) | SOFR + 5.75% | 10.34% | 10/30/2023 | 10/30/2030 | 76,793 | 75,515 | 76,409 | 1.26 |
| Pavion Corp. | (4)(6)(7)(10) | SOFR + 5.75% | 10.38% | 10/30/2023 | 10/30/2030 | 15,588 | 15,347 | 15,497 | 0.26 |
| Petrus Buyer Inc | (4)(5)(10) | SOFR + 5.25% | 9.90% | 10/17/2022 | 10/17/2029 | 1,871 | 1,833 | 1,871 | 0.03 |
| Petrus Buyer Inc | (4)(5)(7)(10) | SOFR + 5.25% | 9.75% | 10/17/2022 | 10/17/2029 | 335 | 320 | 335 | 0.01 |
| STV Group, Inc. | (4)(10) | SOFR + 5.00% | 9.36% | 3/20/2024 | 3/20/2031 | 24,234 | 23,804 | 24,234 | 0.40 |
| STV Group, Inc. | (4)(5)(7)(10) | P + 4.00% | 12.50% | 3/20/2024 | 3/20/2030 | 698 | 551 | 628 | 0.01 |
| The North Highland Co LLC | (4)(5)(10) | SOFR + 4.75% | 9.12% | 12/20/2024 | 12/20/2031 | 16,022 | 15,863 | 15,862 | 0.26 |
| The North Highland Co LLC | (4)(5)(7)(10) | SOFR + 4.75% | 9.10% | 12/20/2024 | 12/20/2030 | 843 | 772 | 772 | 0.01 |
| Thevelia US, LLC | (5)(6)(9) | SOFR + 3.25% | 7.58% | 7/29/2024 | 6/18/2029 | 1,283 | 1,283 | 1,292 | 0.02 |
| Titan Investment Company, Inc. | (4)(8) | SOFR + 5.75% | 10.28% | 3/20/2020 | 3/20/2027 | 41,163 | 40,453 | 38,488 | 0.63 |
| Trinity Air Consultants Holdings Corp. | (4)(10) | SOFR + 5.25% | 9.76% | 6/29/2021 | 6/29/2028 | 59,901 | 59,276 | 59,901 | 0.99 |
| Trinity Air Consultants Holdings Corp. | (4)(7)(10) | SOFR + 5.25% | 10.04% | 6/29/2021 | 6/29/2028 | 27,747 | 27,467 | 27,747 | 0.46 |
| Trinity Partners Holdings, LLC | (4)(7)(11)(18) | SOFR + 6.24% | 10.70% | 12/21/2021 | 12/21/2028 | 4,701 | 4,640 | 4,687 | 0.08 |
| West Monroe Partners, LLC | (4)(10) | SOFR + 4.75% | 9.15% | 11/9/2021 | 11/8/2028 | 14,596 | 14,442 | 14,450 | 0.24 |
| West Monroe Partners, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 9.12% | 12/18/2024 | 11/8/2028 | 499 | 494 | 494 | 0.01 |
| YA Intermediate Holdings II, LLC | (4)(5)(10) | SOFR + 5.00% | 9.59% | 10/1/2024 | 10/1/2031 | 7,888 | 7,822 | 7,816 | 0.13 |
| YA Intermediate Holdings II, LLC | (4)(5)(7)(10) | P + 4.00% | 11.50% | 10/1/2024 | 10/1/2031 | 79 | 48 | 47 | 0.00 |
| | | | | | | | 1,054,066 | 1,060,667 | 17.48 |
| **Real Estate Management & Development** | | | | | | | | | |
| Castle Management Borrower, LLC | (4)(7)(11) | SOFR + 5.50% | 9.83% | 11/3/2023 | 11/3/2029 | 23,100 | 22,773 | 23,100 | 0.38 |
| Community Management Holdings Midco 2 LLC | (4)(5)(10) | SOFR + 5.00% | 9.57% | 11/1/2024 | 11/1/2031 | 10,241 | 10,091 | 10,087 | 0.17 |
| Community Management Holdings Midco 2 LLC | (4)(5)(7)(10) | SOFR + 5.00% | 9.57% | 11/1/2024 | 11/1/2031 | 478 | 423 | 422 | 0.01 |
| Neptune BidCo SAS | (4)(5)(6)(7)(8) | E + 5.25% | 8.31% | 4/1/2024 | 4/1/2031 | EUR 6,495 | 6,880 | 6,525 | 0.11 |
| Odevo AB | (4)(5)(6)(7)(8) | E + 5.50% | 8.37% | 10/31/2024 | 12/31/2030 | EUR 251 | 261 | 258 | 0.00 |
| Odevo AB | (4)(5)(6)(8) | S + 5.50% | 10.20% | 10/31/2024 | 12/31/2030 | GBP 2,215 | 2,792 | 2,759 | 0.05 |
| Odevo AB | (4)(5)(6)(8) | ST + 5.50% | 8.06% | 10/31/2024 | 12/31/2030 | SEK 90,957 | 8,210 | 8,180 | 0.13 |
| Odevo AB | (4)(5)(6)(7)(8) | SOFR + 5.50% | 9.89% | 10/31/2024 | 12/31/2030 | 28,239 | 27,746 | 28,018 | 0.46 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Real Estate Management & Development (continued)** | | | | | | | | | |
| Progress Residential PM Holdings, LLC | (4)(7)(10) | SOFR + 5.50% | 9.96% | 2/16/2021 | 8/8/2030 | $ 67,900 | $ 67,119 | $ 67,900 | 1.12% |
| Progress Residential PM Holdings, LLC | (4)(5)(10) | SOFR + 5.50% | 9.96% | 7/26/2022 | 8/8/2030 | 833 | 819 | 833 | 0.01 |
| | | | | | | | 147,114 | 148,082 | 2.44 |
| **Software** | | | | | | | | | |
| Abacus Holdco 2 Oy | (4)(5)(6)(7)(8) | E + 4.75% | 7.97% | 10/11/2024 | 10/10/2031 | EUR 727 | 789 | 748 | 0.01 |
| AI Titan Parent Inc | (4)(5)(7)(10) | SOFR + 4.75% | 9.11% | 8/29/2024 | 8/29/2031 | 4,352 | 4,302 | 4,332 | 0.07 |
| Anaplan, Inc. | (4)(5)(7)(10) | SOFR + 5.25% | 9.58% | 6/21/2022 | 6/21/2029 | 1,804 | 1,779 | 1,804 | 0.03 |
| Anaplan, Inc. | (4)(10) | SOFR + 5.25% | 9.58% | 4/25/2024 | 6/21/2029 | 19,227 | 19,059 | 19,227 | 0.32 |
| Arnhem BidCo GmbH | (4)(6)(7)(8) | E + 4.75% | 7.91% | 9/18/2024 | 10/1/2031 | EUR 48,873 | 53,509 | 50,061 | 0.82 |
| AuditBoard Inc | (4)(7)(10) | SOFR + 4.75% | 9.08% | 7/12/2024 | 7/12/2031 | 9,270 | 9,147 | 9,138 | 0.15 |
| Azurite Intermediate Holdings Inc. | (4)(7)(10) | SOFR + 6.50% | 10.86% | 3/19/2024 | 3/19/2031 | 36,936 | 36,390 | 36,936 | 0.61 |
| Bayshore Intermediate #2 LP | (4)(5)(7)(10) | SOFR + 6.25% | 10.77% (incl. 3.38% PIK) | 11/8/2024 | 10/1/2028 | 94,157 | 94,000 | 94,115 | 1.55 |
| BlueCat Networks USA, Inc. | (4)(5)(10) | SOFR + 6.00% | 10.39% (incl. 1.00% PIK) | 8/8/2022 | 8/8/2028 | 1,959 | 1,936 | 1,950 | 0.03 |
| BlueCat Networks USA, Inc. | (4)(5)(10) | SOFR + 6.00% | 10.39% (incl. 1.00% PIK) | 8/8/2022 | 8/8/2028 | 346 | 342 | 344 | 0.01 |
| BlueCat Networks USA, Inc. | (4)(5)(10) | SOFR + 6.00% | 10.39% (incl. 1.00% PIK) | 8/8/2022 | 8/8/2028 | 238 | 236 | 237 | 0.00 |
| BlueCat Networks USA, Inc. | (4)(5)(10) | SOFR + 6.00% | 10.39% (incl. 1.00% PIK) | 10/25/2024 | 8/8/2028 | 1,591 | 1,569 | 1,583 | 0.03 |
| Bluefin Holding, LLC | (4)(7)(11) | SOFR + 6.25% | 10.64% | 9/12/2023 | 9/12/2029 | 27,291 | 26,734 | 27,217 | 0.45 |
| Brave Parent Holdings, Inc. | (4)(7)(10) | SOFR + 5.00% | 9.36% | 11/28/2023 | 11/28/2030 | 67,788 | 67,148 | 67,765 | 1.12 |
| Caribou Bidco Ltd | (4)(6)(7)(8) | S + 5.00% | 9.70% | 7/2/2024 | 2/1/2029 | GBP 35,275 | 44,788 | 44,135 | 0.73 |
| CB Nike Holdco LLC | (4)(5)(7)(11) | SOFR + 4.50% | 9.02% | 11/25/2024 | 11/26/2029 | 11,606 | 11,266 | 11,258 | 0.19 |
| Confine Visual Bidco | (4)(6)(8) | SOFR + 5.75% | 10.06% | 2/23/2022 | 2/23/2029 | 15,868 | 15,590 | 12,813 | 0.21 |
| Confine Visual Bidco | (4)(5)(6)(8) | SOFR + 5.75% | 10.06% | 3/11/2022 | 2/23/2029 | 379 | 378 | 306 | 0.01 |
| Connatix Buyer, Inc. | (4)(10) | SOFR + 5.50% | 10.39% | 7/14/2021 | 7/14/2027 | 21,364 | 21,184 | 20,937 | 0.34 |
| Connatix Buyer, Inc. | (4)(5)(7)(10) | SOFR + 5.50% | 10.41% | 7/14/2021 | 7/14/2027 | 1,456 | 1,397 | 1,332 | 0.02 |
| Connatix Buyer, Inc. | (4)(5)(10) | SOFR + 5.50% | 10.40% | 10/9/2024 | 7/14/2027 | 1,143 | 1,122 | 1,120 | 0.02 |
| Coupa Software Inc. | (4)(5)(6)(7)(10) | SOFR + 5.50% | 10.09% | 2/27/2023 | 2/27/2030 | 1,827 | 1,790 | 1,825 | 0.03 |
| Crewline Buyer, Inc. | (4)(7)(11) | SOFR + 6.75% | 11.11% | 11/8/2023 | 11/8/2030 | 61,956 | 60,524 | 61,615 | 1.01 |
| Denali Bidco Ltd | (4)(5)(6)(7)(10) | S + 5.75% | 10.45% | 8/29/2023 | 8/29/2030 | GBP 4,022 | 4,947 | 5,033 | 0.08 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Software (continued)** | | | | | | | | | |
| Denali Bidco Ltd | (4)(5)(6)(8) | E + 5.75% | 8.43% | 8/29/2023 | 8/29/2030 | EUR 1,166 | $ 1,230 | $ 1,207 | 0.02% |
| Denali Bidco Ltd | (4)(5)(6)(8) | E + 5.25% | 7.93% | 2/28/2024 | 8/29/2030 | EUR 263 | 276 | 273 | 0.00 |
| Denali Bidco Ltd | (4)(5)(6)(9) | E + 5.75% | 8.43% | 2/28/2024 | 8/29/2030 | EUR 1,632 | 1,738 | 1,691 | 0.03 |
| Diligent Corp | (4)(10) | SOFR + 5.00% | 10.09% | 4/30/2024 | 8/2/2030 | 49,683 | 49,505 | 49,683 | 0.82 |
| Diligent Corp | (4)(10) | SOFR + 5.00% | 10.09% | 4/30/2024 | 8/2/2030 | 8,517 | 8,487 | 8,517 | 0.14 |
| Discovery Education, Inc. | (4)(10) | SOFR + 6.75% | 11.48% (incl. 6.24% PIK) | 4/7/2022 | 4/9/2029 | 32,754 | 32,438 | 27,596 | 0.45 |
| Discovery Education, Inc. | (4)(5)(7)(10) | SOFR + 5.75% | 10.20% | 4/7/2022 | 4/9/2029 | 2,193 | 2,157 | 1,726 | 0.03 |
| Discovery Education, Inc. | (4)(5)(11) | SOFR + 6.75% | 11.38% (incl. 6.19% PIK) | 10/3/2023 | 4/9/2029 | 3,687 | 3,652 | 3,106 | 0.05 |
| Dropbox Inc | (4)(5)(6)(10) | SOFR + 2.00% | 6.45% | 12/10/2024 | 12/11/2029 | 26,471 | 26,152 | 26,150 | 0.43 |
| Dropbox Inc | (4)(5)(6)(7)(10)(18) | SOFR + 6.38% | 10.83% | 12/10/2024 | 12/11/2029 | 35,294 | 34,433 | 34,426 | 0.57 |
| Edison Bidco AS | (4)(5)(6)(7)(8) | E + 5.25% | 7.91% | 12/18/2024 | 12/18/2031 | EUR 345 | 377 | 342 | 0.01 |
| Elements Finco Ltd | (4)(5)(6)(8) | SOFR + 4.75% | 9.44% | 4/30/2024 | 4/29/2031 | 5,046 | 5,026 | 5,008 | 0.08 |
| Elements Finco Ltd | (4)(5)(6)(8) | S + 5.00% | 9.70% | 3/27/2024 | 4/29/2031 | GBP 19,368 | 23,989 | 24,065 | 0.40 |
| Elements Finco Ltd | (4)(5)(6)(8) | SOFR + 4.75% | 9.11% | 3/27/2024 | 4/29/2031 | 6,063 | 5,998 | 6,017 | 0.10 |
| Elements Finco Ltd | (4)(5)(6)(8) | S + 5.00% | 9.70% | 3/27/2024 | 4/29/2031 | GBP 8,682 | 10,802 | 10,788 | 0.18 |
| Elements Finco Ltd | (4)(5)(6)(8) | S + 5.00% | 9.70% | 11/29/2024 | 4/29/2031 | GBP 3,570 | 4,419 | 4,436 | 0.07 |
| Everbridge Holdings, LLC | (4)(6)(10) | SOFR + 5.00% | 9.59% | 7/2/2024 | 7/2/2031 | 22,222 | 22,119 | 22,167 | 0.36 |
| Everbridge Holdings, LLC | (4)(5)(6)(7)(10) | SOFR + 5.00% | 9.59% | 7/2/2024 | 7/2/2031 | 2,178 | 2,150 | 2,158 | 0.04 |
| Experity, Inc. | (4)(5)(10) | SOFR + 6.00% | 10.33% (incl. 3.25% PIK) | 7/22/2021 | 2/24/2028 | 11,845 | 11,734 | 11,845 | 0.19 |
| Experity, Inc. | (4)(5)(10) | SOFR + 6.00% | 10.33% (incl. 3.25% PIK) | 2/24/2022 | 2/24/2028 | 3,785 | 3,746 | 3,785 | 0.06 |
| Experity, Inc. | (4)(5)(7)(10) | SOFR + 5.50% | 9.86% | 2/24/2022 | 2/24/2028 | 256 | 224 | 234 | 0.00 |
| Gigamon Inc. | (4)(11) | SOFR + 5.75% | 10.55% | 3/11/2022 | 3/9/2029 | 7,251 | 7,164 | 6,798 | 0.11 |
| Gigamon Inc. | (4)(5)(10) | SOFR + 5.75% | 10.48% | 3/11/2022 | 3/9/2029 | 437 | 435 | 410 | 0.01 |
| GovernmentJobs.com, Inc. | (4)(7)(10) | SOFR + 5.00% | 9.60% | 7/15/2024 | 12/2/2028 | 8,465 | 8,424 | 8,447 | 0.14 |
| Granicus Inc. | (4)(10) | SOFR + 5.75% | 10.34% (incl. 2.25% PIK) | 1/17/2024 | 1/17/2031 | 17,509 | 17,362 | 17,509 | 0.29 |
| Granicus Inc. | (4)(7)(10) | SOFR + 5.25% | 9.84% (incl. 2.25% PIK) | 1/17/2024 | 1/17/2031 | 4,692 | 4,646 | 4,665 | 0.08 |
| Graphpad Software, LLC | (4)(10) | SOFR + 4.75% | 9.08% | 6/28/2024 | 6/28/2031 | 24,085 | 23,917 | 24,085 | 0.40 |
| Graphpad Software, LLC | (4)(5)(7)(10) | SOFR + 4.75% | 9.08% | 6/28/2024 | 6/28/2031 | 602 | 544 | 591 | 0.01 |
| GS Acquisitionco Inc | (4)(5)(7)(10) | SOFR + 5.25% | 9.59% | 3/26/2024 | 5/25/2028 | 584 | 575 | 577 | 0.01 |
| GS Acquisitionco Inc | (4)(5)(7)(9) | SOFR + 5.25% | 9.58% | 3/26/2024 | 5/25/2028 | 5,331 | 5,305 | 5,295 | 0.09 |
| Homecare Software Solutions, LLC | (4)(10) | SOFR + 5.55% | 9.93% (incl. 2.93% PIK) | 6/14/2024 | 6/14/2031 | 14,716 | 14,581 | 14,643 | 0.24 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
#### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Software (continued)** | | | | | | | | | |
| Homecare Software Solutions, LLC | (4)(10) | SOFR + 5.55% | 9.93% (incl. 2.93% PIK) | 9/26/2024 | 6/14/2031 | $ 6,705 | $ 6,641 | $ 6,671 | 0.11% |
| Homecare Software Solutions, LLC | (4)(10) | SOFR + 5.55% | 9.93% (incl. 2.93% PIK) | 6/14/2024 | 6/14/2031 | 5,466 | 5,416 | 5,439 | 0.09 |
| Icefall Parent, Inc. | (4)(7)(11) | SOFR + 6.50% | 10.86% | 1/26/2024 | 1/25/2030 | 32,592 | 31,989 | 32,592 | 0.54 |
| IQN Holding Corp | (4)(10) | SOFR + 5.25% | 9.76% | 5/2/2022 | 5/2/2029 | 4,892 | 4,863 | 4,892 | 0.08 |
| IQN Holding Corp | (4)(5)(7)(10) | SOFR + 5.25% | 9.77% | 5/2/2022 | 5/2/2028 | 231 | 228 | 231 | 0.00 |
| IRI Group Holdings Inc | (4)(10) | SOFR + 5.00% | 9.59% | 4/1/2024 | 12/1/2028 | 197,500 | 195,093 | 197,500 | 3.25 |
| IRI Group Holdings Inc | (4)(5)(7)(10) | SOFR + 5.00% | 9.36% | 4/1/2024 | 12/1/2027 | 2,760 | 2,593 | 2,760 | 0.05 |
| JS Parent Inc | (4)(7)(10) | SOFR + 5.00% | 9.59% | 4/24/2024 | 4/24/2031 | 35,577 | 35,401 | 35,560 | 0.59 |
| LD Lower Holdings, Inc. | (4)(11) | SOFR + 7.50% | 11.93% | 2/8/2021 | 8/9/2027 | 84,303 | 83,931 | 83,671 | 1.38 |
| Lightbox Intermediate, LP | (4)(5)(8) | SOFR + 5.00% | 9.59% | 6/1/2022 | 5/9/2026 | 1,950 | 1,933 | 1,867 | 0.03 |
| LogicMonitor Inc | (4)(5)(7)(10) | SOFR + 5.50% | 9.99% | 11/15/2024 | 11/15/2031 | 15,936 | 15,716 | 15,712 | 0.26 |
| Magnesium BorrowerCo, Inc. | (4)(5)(10) | SOFR + 5.00% | 9.36% | 5/19/2022 | 5/18/2029 | 5,628 | 5,549 | 5,628 | 0.09 |
| Magnesium BorrowerCo, Inc. | (4)(5)(10) | SOFR + 5.00% | 9.36% | 3/21/2024 | 5/18/2029 | 140 | 139 | 140 | 0.00 |
| Magnesium BorrowerCo, Inc. | (4)(5)(10) | S + 5.00% | 9.70% | 5/19/2022 | 5/18/2029 | GBP 3,374 | 4,148 | 4,224 | 0.07 |
| Mandolin Technology Intermediate Holdings, Inc. | (4)(5)(9) | SOFR + 3.75% | 8.23% | 7/30/2021 | 7/31/2028 | 8,439 | 8,374 | 7,300 | 0.12 |
| Mandolin Technology Intermediate Holdings, Inc. | (4)(5)(9) | SOFR + 6.25% | 10.73% | 6/9/2023 | 6/9/2030 | 6,895 | 6,734 | 6,619 | 0.11 |
| Mandolin Technology Intermediate Holdings, Inc. | (4)(5)(8) | SOFR + 3.75% | 8.10% | 7/30/2021 | 7/31/2026 | 1,200 | 1,196 | 1,038 | 0.02 |
| Medallia, Inc. | (4)(10) | SOFR + 6.50% | 10.85% (incl. 4.00% PIK) | 10/28/2021 | 10/29/2028 | 379,194 | 375,690 | 356,442 | 5.87 |
| Medallia, Inc. | (4)(5)(10) | SOFR + 6.50% | 10.85% (incl. 4.00% PIK) | 8/16/2022 | 10/29/2028 | 2,225 | 2,200 | 2,092 | 0.03 |
| Monk Holding Co. | (4)(10)(18) | SOFR + 5.50% | 9.93% | 12/1/2021 | 12/1/2027 | 4,755 | 4,699 | 4,755 | 0.08 |
| Monk Holding Co. | (4)(5)(7)(10) | SOFR + 5.50% | 9.93% | 12/1/2021 | 12/1/2027 | 288 | 280 | 288 | 0.00 |
| MRI Software, LLC | (11) | SOFR + 4.75% | 9.08% | 9/22/2020 | 2/10/2027 | 6,725 | 6,730 | 6,742 | 0.11 |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
### (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | | |
| **Software (continued)** | | | | | | | | | | |
| MRI Software, LLC | (4)(7)(11) | SOFR + 4.75% | 9.08% | 2/10/2020 | 2/10/2027 | $ | 50,974 | $ 50,911 | $ 50,879 | 0.84% |
| MRI Software, LLC | (4)(11) | SOFR + 4.75% | 9.08% | 12/19/2023 | 2/10/2027 | | 40,120 | 39,811 | 40,020 | 0.66 |
| NAVEX TopCo, Inc. | (4)(7)(10) | SOFR + 5.50% | 9.88% | 11/9/2023 | 11/9/2030 | | 60,843 | 59,743 | 60,843 | 1.00 |
| Nintex Topco Limited | (4)(6)(8) | SOFR + 6.00% | 10.76% (incl. 1.50% PIK) | 11/12/2021 | 11/13/2028 | | 34,037 | 33,667 | 31,654 | 0.52 |
| Noble Midco 3 Ltd | (4)(5)(6)(7)(10) | SOFR + 5.00% | 9.33% | 6/10/2024 | 6/24/2031 | | 16,792 | 16,598 | 16,772 | 0.28 |
| Optimizely North America Inc | (4)(5)(10) | S + 5.50% | 10.20% | 10/30/2024 | 10/30/2031 | GBP | 865 | 1,110 | 1,072 | 0.02 |
| Optimizely North America Inc | (4)(5)(10) | E + 5.25% | 8.11% | 10/30/2024 | 10/30/2031 | EUR | 2,882 | 3,099 | 2,956 | 0.05 |
| Optimizely North America Inc | (4)(5)(7)(10) | SOFR + 5.00% | 9.36% | 10/30/2024 | 10/30/2031 | | 8,214 | 8,122 | 8,120 | 0.13 |
| Oranje Holdco Inc | (4)(5)(7)(11) | SOFR + 7.50% | 12.07% | 2/1/2023 | 2/1/2029 | | 2,000 | 1,962 | 2,000 | 0.03 |
| Oranje Holdco Inc | (4)(11) | SOFR + 7.25% | 11.82% | 4/19/2024 | 2/1/2029 | | 33,969 | 33,366 | 33,969 | 0.56 |
| PDI TA Holdings, Inc. | (4)(7)(10) | SOFR + 5.50% | 10.09% | 2/1/2024 | 2/3/2031 | | 42,177 | 41,583 | 41,760 | 0.69 |
| Ping Identity Holding Corp | (4)(5)(7)(10) | SOFR + 4.75% | 9.08% | 10/21/2024 | 10/17/2029 | | 6,691 | 6,691 | 6,691 | 0.11 |
| QBS Parent Inc | (4)(5)(7)(10) | SOFR + 4.75% | 9.27% | 11/7/2024 | 11/7/2031 | | 9,319 | 9,268 | 9,267 | 0.15 |
| Rally Buyer, Inc. | (4)(5)(10) | SOFR + 5.75% | 10.10% (incl. 1.75% PIK) | 7/19/2022 | 7/19/2028 | | 885 | 874 | 820 | 0.01 |
| Rally Buyer, Inc. | (4)(5)(7)(10) | SOFR + 5.75% | 10.18% | 7/19/2022 | 7/19/2028 | | 85 | 83 | 77 | 0.00 |
| Relativity ODA, LLC | (4)(7)(11) | SOFR + 4.50% | 8.86% | 5/12/2021 | 5/12/2029 | | 19,337 | 19,131 | 19,251 | 0.32 |
| Scorpio BidCo SAS | (4)(5)(6)(7)(8) | E + 5.75% | 8.43% | 4/3/2024 | 4/30/2031 | EUR 22,826 | | 24,678 | 23,362 | 0.38 |
| Spaceship Purchaser Inc | (4)(5)(7)(10) | SOFR + 5.00% | 9.33% | 10/17/2024 | 10/17/2031 | | 91,506 | 90,449 | 90,417 | 1.49 |
| Spitfire Parent, Inc. | (4)(11) | SOFR + 5.50% | 9.96% | 3/9/2021 | 3/11/2027 | | 56,832 | 56,522 | 56,832 | 0.94 |
| Spitfire Parent, Inc. | (4)(9) | SOFR + 5.50% | 9.96% | 11/19/2021 | 3/11/2027 | | 20,984 | 20,810 | 20,984 | 0.35 |
| Spitfire Parent, Inc. | (4)(5)(11) | E + 5.50% | 8.36% | 3/8/2021 | 3/11/2027 | EUR 10,133 | | 12,143 | 10,496 | 0.17 |
| Stamps.com, Inc. | (4)(5)(10) | SOFR + 5.75% | 10.94% | 12/14/2021 | 10/5/2028 | | 3,282 | 3,245 | 3,224 | 0.05 |
| Stamps.com, Inc. | (4)(10) | SOFR + 5.75% | 10.94% | 10/5/2021 | 10/5/2028 | | 279,014 | 276,018 | 274,131 | 4.51 |
| Tango Bidco SAS | (4)(5)(6)(8) | E + 5.00% | 8.18% | 10/17/2024 | 10/17/2031 | EUR 11,872 | | 12,679 | 12,124 | 0.20 |
| Tango Bidco SAS | (4)(5)(6)(7)(8) | E + 5.00% | 8.05% | 10/17/2024 | 10/17/2031 | EUR 2,583 | | 2,750 | 2,596 | 0.04 |
| Triple Lift, Inc. | (4)(7)(10) | SOFR + 5.75% | 10.25% | 3/18/2022 | 5/5/2028 | | 13,742 | 13,518 | 12,884 | 0.21 |
| Triple Lift, Inc. | (4)(10) | SOFR + 5.75% | 10.25% | 5/6/2021 | 5/5/2028 | | 47,285 | 46,834 | 45,394 | 0.75 |
| Varicent Parent Holdings Corp | (4)(5)(7)(10) | SOFR + 6.00% | 10.33% (incl. 3.25% PIK) | 8/23/2024 | 8/23/2031 | | 12,133 | 11,926 | 11,998 | 0.20 |
| WPEngine, Inc. | (4)(7)(10) | SOFR + 6.50% | 10.90% | 8/14/2023 | 8/14/2029 | | 66,667 | 64,975 | 66,467 | 1.09 |
| Zendesk Inc | (4)(5)(7)(10) | SOFR + 5.00% | 9.33% | 7/23/2024 | 11/22/2028 | | 1,619 | 1,594 | 1,614 | 0.03 |
| Zorro Bidco Ltd | (4)(5)(6)(7)(8) | S + 5.00% | 9.70% | 8/13/2024 | 8/13/2031 | GBP 26,283 | | 32,671 | 32,502 | 0.53 |
| | | | | | | | | 2,609,905 | 2,577,410 | 42.44 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2024
# (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Specialty Retail** | | | | | | | | | |
| CustomInk, LLC | (4)(11)(18) | SOFR + 5.98% | 10.57% | 5/3/2019 | 5/3/2026 | $ 163,594 | $ 163,009 | $ 163,594 | 2.69% |
| **Technology Hardware, Storage & Peripherals** | | | | | | | | | |
| Lytx, Inc. | (4)(11) | SOFR + 5.00% | 9.48% | 6/13/2024 | 2/28/2028 | 84,454 | 83,912 | 84,454 | 1.39 |
| **Trading Companies & Distributors** | | | | | | | | | |
| Porcelain Acquisition Corp. | (4)(11) | SOFR + 6.00% | 10.43% | 4/30/2021 | 4/1/2027 | 54,044 | 53,433 | 50,531 | 0.83 |
| Red Fox CD Acquisition Corp | (4)(11) | SOFR + 6.00% | 10.33% | 3/4/2024 | 3/4/2030 | 78,073 | 76,526 | 78,073 | 1.28 |
| | | | | | | | 129,959 | 128,604 | 2.11 |
| **Transportation Infrastructure** | | | | | | | | | |
| Capstone Acquisition Holdings Inc | (4)(11) | SOFR + 4.50% | 8.96% | 8/29/2024 | 11/13/2029 | 5,459 | 5,441 | 5,459 | 0.09 |
| Frontline Road Safety, LLC | (4)(10) | SOFR + 5.75% | 10.21% | 5/3/2021 | 5/3/2027 | 93,849 | 93,130 | 93,849 | 1.54 |
| Frontline Road Safety, LLC | (4)(10) | SOFR + 5.75% | 10.21% | 12/15/2023 | 5/3/2027 | 10,969 | 10,818 | 10,969 | 0.18 |
| Frontline Road Safety, LLC | (4)(7)(10) | SOFR + 5.75% | 10.25% | 12/15/2023 | 5/3/2027 | 10,919 | 10,796 | 10,919 | 0.18 |
| Helix TS, LLC | (4)(10) | SOFR + 6.25% | 11.01% | 8/4/2021 | 8/4/2027 | 20,503 | 20,311 | 20,195 | 0.33 |
| Helix TS, LLC | (4)(10) | SOFR + 6.25% | 10.99% | 8/4/2021 | 8/4/2027 | 20,867 | 20,687 | 20,554 | 0.34 |
| Helix TS, LLC | (4)(5)(10) | SOFR + 6.25% | 10.73% | 12/22/2023 | 8/4/2027 | 3,775 | 3,721 | 3,719 | 0.06 |
| Helix TS, LLC | (4)(5)(7)(10) | SOFR + 6.25% | 10.91% | 12/14/2022 | 8/4/2027 | 983 | 833 | 826 | 0.01 |
| Italian Motorway Holdings S.à r.l | (4)(5)(6)(8) | E + 5.25% | 8.14% | 4/28/2022 | 4/28/2029 | EUR 78,810 | 81,620 | 81,635 | 1.34 |
| Roadsafe Holdings, Inc. | (4)(11) | SOFR + 5.75% | 10.27% | 4/19/2021 | 10/19/2027 | 33,086 | 32,771 | 32,093 | 0.53 |
| Roadsafe Holdings, Inc. | (4)(11) | SOFR + 5.75% | 11.06% | 4/19/2021 | 10/19/2027 | 20,381 | 20,212 | 19,770 | 0.33 |
| Roadsafe Holdings, Inc. | (4)(11) | SOFR + 5.75% | 11.06% | 1/31/2022 | 10/19/2027 | 4,157 | 4,115 | 4,032 | 0.07 |
| Roadsafe Holdings, Inc. | (4)(5)(11) | P + 4.75% | 12.25% | 9/11/2024 | 10/19/2027 | 1,235 | 1,210 | 1,198 | 0.02 |
| Safety Borrower Holdings LP | (4)(5)(11) | SOFR + 5.25% | 9.72% | 9/1/2021 | 9/1/2027 | 5,256 | 5,237 | 5,256 | 0.09 |
| Safety Borrower Holdings LP | (4)(5)(7)(11) | P + 4.25% | 11.75% | 9/1/2021 | 9/1/2027 | 93 | 92 | 89 | 0.00 |
| Sam Holding Co, Inc. | (4)(11) | SOFR + 5.50% | 10.01% | 9/24/2021 | 9/24/2027 | 36,765 | 36,434 | 36,764 | 0.61 |
| Sam Holding Co, Inc. | (4)(11) | SOFR + 5.50% | 10.23% | 9/19/2023 | 9/24/2027 | 15,800 | 15,584 | 15,798 | 0.26 |
| Sam Holding Co, Inc. | (4)(11) | SOFR + 5.50% | 10.28% | 9/24/2021 | 9/24/2027 | 11,406 | 11,406 | 11,406 | 0.19 |
| Sam Holding Co, Inc. | (4)(11) | SOFR + 5.50% | 10.13% | 9/19/2023 | 9/24/2027 | 9,951 | 9,816 | 9,951 | 0.16 |
| Sam Holding Co, Inc. | (4)(5)(7)(11) | P + 4.50% | 13.00% | 9/24/2021 | 3/24/2027 | 1,800 | 1,751 | 1,800 | 0.03 |
| Sam Holding Co, Inc. | (4)(5)(7)(11) | SOFR + 5.50% | 10.12% | 9/5/2024 | 9/24/2027 | 6,100 | 6,017 | 5,980 | 0.10 |
| TRP Infrastructure Services, LLC | (4)(11) | SOFR + 5.50% | 10.24% | 7/9/2021 | 7/9/2027 | 38,488 | 38,163 | 38,101 | 0.63 |
| TRP Infrastructure Services, LLC | (4)(5)(7)(11) | SOFR + 5.50% | 9.99% | 12/2/2024 | 7/9/2027 | 13,189 | 13,011 | 13,003 | 0.21 |
| | | | | | | | 443,176 | 443,366 | 7.30 |
| **Total First Lien Debt - non-controlled/non-affiliated** | | | | | | | 12,932,791 | 12,807,445 | 210.76 |

## Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2024
## (in thousands)

| Investments (1)(19) | Footnotes | Reference Rate and Spread (2) | Interest Rate (2)(15) | Acquisition Date | Maturity Date | Par Amount/ Units (1) | Cost (3) | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **First Lien Debt - non-controlled/non-affiliated** | | | | | | | | | |
| **First Lien Debt - non-controlled/affiliated** | | | | | | | | | |
| **Professional Services** | | | | | | | | | |
| Material Holdings, LLC | (4)(5)(7)(10)(16) | SOFR + 6.00% | 10.43% (incl. 8.22% PIK) | 6/14/2024 | 8/19/2027 | $ 21,589 | $ 21,419 | $ 21,547 | 0.35% |
| Material Holdings, LLC | (4)(5)(10)(16)(17) | SOFR + 6.00% | 10.43% PIK | 6/14/2024 | 8/19/2027 | 5,163 | 5,122 | 1,397 | 0.02 |
| | | | | | | | 26,541 | 22,944 | 0.37 |
| **Total First Lien Debt - non-controlled/affiliated** | | | | | | | 26,541 | 22,944 | 0.37 |
| **Total First Lien Debt** | | | | | | | 12,959,332 | 12,830,389 | 211.13 |
| **Second Lien Debt** | | | | | | | | | |
| **Second Lien Debt - non-controlled/non-affiliated** | | | | | | | | | |
| **Health Care Providers & Services** | | | | | | | | | |
| Canadian Hospital Specialties Ltd. | (4)(5)(6)(8) | 8.75% | 8.75% | 4/15/2021 | 4/15/2029 | CAD 10,533 | 8,315 | 6,723 | 0.11 |
| Jayhawk Buyer, LLC | (4)(11) | SOFR + 8.75% | 13.44% | 5/26/2021 | 10/15/2027 | 5,183 | 5,138 | 4,769 | 0.08 |
| | | | | | | | 13,453 | 11,492 | 0.19 |
| **Health Care Technology** | | | | | | | | | |
| Project Ruby Ultimate Parent Corp | (4)(5)(10) | SOFR + 5.25% | 9.97% | 10/15/2024 | 3/10/2029 | 1,000 | 995 | 995 | 0.02 |
| **Insurance** | | | | | | | | | |
| SQ ABS Issuer LLC | (4)(5)(6)(8) | 9.65% | 9.65% | 10/11/2024 | 10/20/2039 | 4,047 | 3,990 | 3,995 | 0.07 |
| **Interactive Media & Services** | | | | | | | | | |
| Speedster Bidco GmbH | (4)(6)(8) | CA + 5.50% | 10.47% | 12/10/2024 | 2/13/2032 | CAD 50,654 | 35,464 | 34,534 | 0.57 |
| **IT Services** | | | | | | | | | |
| Inovalon Holdings, Inc. | (4)(10) | SOFR + 10.50% | 15.35% PIK | 11/24/2021 | 11/24/2033 | 14,061 | 13,857 | 14,061 | 0.23 |
| **Machinery** | | | | | | | | | |
| Victory Buyer, LLC | (4)(9) | SOFR + 7.00% | 11.47% | 11/19/2021 | 11/19/2029 | 9,619 | 9,560 | 9,188 | 0.15 |
| **Professional Services** | | | | | | | | | |
| Thevelia US, LLC | (4)(5)(6)(9) | SOFR + 6.00% | 10.33% | 6/17/2022 | 6/17/2032 | 4,920 | 4,819 | 4,920 | 0.08 |
| **Software** | | | | | | | | | |
| CB Nike Holdco LLC | (4)(5)(11) | SOFR + 7.35% | 11.87% PIK | 11/25/2024 | 11/26/2029 | 37,719 | 36,974 | 36,964 | 0.61 |
| Mandolin Technology Intermediate Holdings, Inc. | (4)(5)(9) | SOFR + 6.50% | 10.98% | 7/30/2021 | 7/30/2029 | 3,550 | 3,522 | 3,035 | 0.05 |
| | | | | | | | 40,496 | 39,999 | 0.66 |
| **Total Second Lien Debt - non-controlled/non-affiliated** | | | | | | | 122,634 | 119,184 | 1.97 |
| **Total Second Lien Debt** | | | | | | | 122,634 | 119,184 | 1.97 |
| **Unsecured Debt** | | | | | | | | | |
| **Unsecured Debt - non-controlled/non-affiliated** | | | | | | | | | |
| **Health Care Technology** | | | | | | | | | |
| Healthcomp Holding Company, LLC | (4)(5)(8) | 13.75% | 13.75% PIK | 11/8/2023 | 11/8/2031 | 11,573 | 11,311 | 11,429 | 0.19 |

# Blackstone Secured Lending Fund
# Consolidated Schedule of Investments
# December 31, 2024
# (in thousands)

| Investments (1)(19) | Footnotes | Reference Rate and Spread (2) | Interest Rate (2)(15) | Acquisition Date | Maturity Date | Par Amount/ Units (1) | Cost (3) | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **Unsecured Debt - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **IT Services** | | | | | | | | | |
| PPT Holdings III, LLC | (4)(5)(8) | 12.75% | 12.75% PIK | 3/25/2024 | 3/27/2034 | $ 1,776 | $ 1,739 | $ 1,767 | 0.03% |
| **Machinery** | | | | | | | | | |
| Bidco 76 S.p.A. | (4)(6)(7)(8) | E + 5.00% | 7.71% | 12/11/2024 | 12/10/2031 | EUR 20,007 | 20,594 | 20,325 | 0.33 |
| **Total Unsecured Debt - non-controlled/non-affiliated** | | | | | | | 33,644 | 33,521 | 0.55 |
| **Total Unsecured Debt** | | | | | | | 33,644 | 33,521 | 0.55 |
| **Equity** | | | | | | | | | |
| **Equity - non-controlled/non-affiliated** | | | | | | | | | |
| **Aerospace & Defense** | | | | | | | | | |
| Micross Topco, Inc. - Common Equity | (4) | | | 3/28/2022 | | 4,767 | 4,767 | 7,426 | 0.12 |
| **Air Freight & Logistics** | | | | | | | | | |
| AGI Group Holdings LP - Class A-2 Common Units | (4) | | | 6/11/2021 | | 902 | 902 | 1,239 | 0.02 |
| Mode Holdings, L.P. - Class A-2 Common Units | (4) | | | 12/9/2019 | | 5,486,923 | 5,487 | 4,774 | 0.08 |
| Red Griffin ParentCo, LLC - Class A Common Units | (4) | | | 11/27/2024 | | 935 | 3,968 | 3,166 | 0.05 |
| | | | | | | | 10,357 | 9,179 | 0.15 |
| **Commercial Services & Supplies** | | | | | | | | | |
| Genstar Neptune Blocker, LLC - Blocker Units | (4) | | | 12/2/2024 | | 218 | 343 | 336 | 0.01 |
| Genstar Neptune Blocker, LLC - Class Z Units | (4) | | | 12/2/2024 | | 57 | 81 | 79 | 0.00 |
| Genstar Neptune Blocker, LLC - Blocker Note | (4) | | | 12/2/2024 | | 8,738 | 9 | 9 | 0.00 |
| GTCR Investors LP - Class A-1 Common Units | (4) | | | 9/29/2023 | | 417,006 | 417 | 465 | 0.01 |
| GTCR/Jupiter Blocker, LLC - Class Z Units | (4) | | | 12/2/2024 | | 41 | 58 | 57 | 0.00 |
| GTCR/Jupiter Blocker, LLC - Blocker Note | (4) | | | 12/2/2024 | | 6,291 | 6 | 6 | 0.00 |
| Jupiter Ultimate Holdings, LLC - Class A Common Units | (4) | | | 11/8/2024 | | 1 | 0 | 0 | 0.00 |
| Jupiter Ultimate Holdings, LLC - Class B Common Units | (4) | | | 11/8/2024 | | 278 | 218 | 208 | 0.00 |

**Blackstone Secured Lending Fund**
**Consolidated Schedule of Investments**
**December 31, 2024**
**(in thousands)**

| Investments (1)(19) | Footnotes | Reference Rate and Spread (2) | Interest Rate (2)(15) | Acquisition Date | Maturity Date | Par Amount/ Units (1) | Cost (3) | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **Equity - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Commercial Services & Supplies (continued)** | | | | | | | | | |
| Jupiter Ultimate Holdings, LLC - Class C Common Units | (4) | | | 11/8/2024 | | 278,074 | $ 221 | $ 220 | 0.00% |
| | | | | | | | 1,353 | 1,380 | 0.02 |
| **Distributors** | | | | | | | | | |
| Box Co-Invest Blocker, LLC - (BP Alpha Holdings, L.P.) - Class A Units | (4) | | | 12/10/2021 | | 1 | 702 | 0 | 0.00 |
| Box Co-Invest Blocker, LLC - (BP Alpha Holdings, L.P.) - Class C Preferred Units | (4) | | | 7/12/2023 | | 1 | 83 | 16 | 0.00 |
| EIS Acquisition Holdings, LP - Class A Common Units | (4) | | | 11/1/2021 | | 6,761 | 3,350 | 8,752 | 0.14 |
| | | | | | | | 4,135 | 8,768 | 0.14 |
| **Diversified Consumer Services** | | | | | | | | | |
| Cambium Holdings, LLC - Senior Preferred Interest | (4) | | 11.50% | 8/3/2021 | | 12,511,857 | 12,315 | 17,874 | 0.29 |
| DTA LP - Class A Common Units | (4) | | | 3/25/2024 | | 2,171,032 | 2,171 | 2,171 | 0.04 |
| | | | | | | | 14,486 | 20,045 | 0.33 |
| **Diversified Telecommunication Services** | | | | | | | | | |
| Point Broadband Holdings, LLC - Class A Common Units | (4) | | | 10/1/2021 | | 6,930 | 5,877 | 6,483 | 0.11 |
| Point Broadband Holdings, LLC - Class B Common Units | (4) | | | 10/1/2021 | | 369,255 | 1,053 | 1,130 | 0.02 |
| Point Broadband Holdings, LLC - Class Additional A Common Units | (4) | | | 3/24/2022 | | 1,489 | 1,263 | 1,393 | 0.02 |
| Point Broadband Holdings, LLC - Class Additional B Common Units | (4) | | | 3/24/2022 | | 79,358 | 226 | 243 | 0.00 |
| | | | | | | | 8,419 | 9,249 | 0.15 |
| **Electronic Equipment, Instruments & Components** | | | | | | | | | |
| NSI Parent, LP - Class A Common Units | (4) | | | 12/23/2024 | | 578,564 | 579 | 579 | 0.01 |

**Blackstone Secured Lending Fund**
**Consolidated Schedule of Investments**
**December 31, 2024**
**(in thousands)**

| Investments (1)(19) | Footnotes | Reference Rate and Spread (2) | Interest Rate (2)(15) | Acquisition Date | Maturity Date | Par Amount/ Units (1) | Cost (3) | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **Equity - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Electronic Equipment, Instruments & Components (continued)** | | | | | | | | | |
| Spectrum Safety Solutions Purchaser, LLC - Common Equity | (4)(6) | | | 7/1/2024 | | 5,286,915 | $5,287 | $5,287 | 0.09% |
| | | | | | | | 5,866 | 5,866 | 0.10 |
| **Financial Services** | | | | | | | | | |
| THL Fund IX Investors (Plymouth II), LP - LP Interest | (4) | | | 8/31/2023 | | 248,786 | 249 | 346 | 0.01 |
| **Health Care Equipment & Supplies** | | | | | | | | | |
| GCX Corporation Group Holdings, L.P. - Class A-2 Units | (4) | | | 9/10/2021 | | 539 | 539 | 291 | 0.00 |
| **Health Care Providers & Services** | | | | | | | | | |
| AVE Holdings I Corp. - Series A-1 Preferred Shares | (4) | 11.50% | | 2/25/2022 | | 625,944 | 607 | 679 | 0.01 |
| Jayhawk Holdings, LP - Class A-1 Common Units | (4) | | | 5/26/2021 | | 2,201 | 392 | 79 | 0.00 |
| Jayhawk Holdings, LP - Class A-2 Common Units | (4) | | | 5/26/2021 | | 1,185 | 211 | 23 | 0.00 |
| WHCG Purchaser, Inc. - Class A Common Units | (4) | | | 8/2/2024 | | 4,755,436 | 0 | 0 | 0.00 |
| | | | | | | | 1,210 | 781 | 0.01 |
| **Health Care Technology** | | | | | | | | | |
| Caerus Midco 2 S.à r.l. - Additional Vehicle Units | (4)(6) | | | 10/28/2022 | | 11,710 | 12 | 1 | 0.00 |
| Caerus Midco 2 S.à r.l. - Vehicle Units | (4)(6) | | | 5/25/2022 | | 58,458 | 58 | 54 | 0.00 |
| Healthcomp Holding Company, LLC - Preferred Interest | (4) | 6.00% | | 11/8/2023 | | 9,850 | 985 | 906 | 0.01 |
| | | | | | | | 1,055 | 961 | 0.01 |
| **Insurance** | | | | | | | | | |
| CFCo, LLC (Benefytt Technologies, Inc.) - Class B Units | (4) | | | 9/28/2023 | | 14,907,400 | 0 | 0 | 0.00 |
| SelectQuote Inc. - Warrants | (4)(6) | | | 10/11/2024 | | 601,075 | 0 | 441 | 0.01 |
| Shelf Holdco Ltd - Common Equity | (4)(6) | | | 12/30/2022 | | 50,000 | 50 | 188 | 0.00 |
| | | | | | | | 50 | 629 | 0.01 |

## Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2024
## (in thousands)

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **Equity - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **IT Services** | | | | | | | | | |
| NC Ocala Co-Invest Beta, L.P. - LP Interest | (4) | | | 11/12/2021 | | 2,854,133 | $2,854 | $3,368 | 0.06% |
| **Life Sciences Tools & Services** | | | | | | | | | |
| Falcon Top Parent, LLC - Class A Common Units | (4) | | | 11/6/2024 | | 772,599 | 773 | 773 | 0.01 |
| **Professional Services** | | | | | | | | | |
| OHCP V TC COI, LP. - LP Interest | (4) | | | 6/29/2021 | | 3,500,000 | 3,500 | 8,085 | 0.13 |
| Tricor Horizon - LP Interest | (4)(6) | | | 6/13/2022 | | 392,404 | 392 | 416 | 0.01 |
| Trinity Air Consultants Holdings Corp - Common Units | (4) | | | 6/12/2024 | | 2,583 | 3 | 6 | 0.00 |
| | | | | | | | 3,895 | 8,507 | 0.14 |
| **Real Estate Management & Development** | | | | | | | | | |
| Community Management Holdings Parent, LP - Series A Preferred Units | (4) | | 8.00% | 11/1/2024 | | 310,331 | 310 | 310 | 0.01 |
| **Software** | | | | | | | | | |
| AI Titan Group Holdings, LP - Class A-2 Common Units | (4) | | | 8/28/2024 | | 44 | 44 | 45 | 0.00 |
| Connatix Parent, LLC - Class L Common Units | (4) | | | 7/14/2021 | | 42,045 | 462 | 209 | 0.00 |
| Descartes Holdings, Inc - Class A Common Stock | (4) | | | 10/9/2023 | | 49,139 | 213 | 3 | 0.00 |
| Expedition Holdco, LLC - Class A Common Units | (4) | | | 2/24/2022 | | 90 | 57 | 48 | 0.00 |
| Expedition Holdco, LLC - Class B Common Units | (4) | | | 2/24/2022 | | 90,000 | 33 | 14 | 0.00 |
| Lobos Parent, Inc. - Series A Preferred Shares | (4) | | 10.50% | 11/30/2021 | | 1,545 | 1,506 | 2,000 | 0.03 |
| Mandolin Technology Holdings, Inc. - Series A Preferred Shares | (4) | | 10.50% | 7/30/2021 | | 3,550,000 | 3,442 | 3,781 | 0.06 |

**Blackstone Secured Lending Fund**
**Consolidated Schedule of Investments**
**December 31, 2024**
**(in thousands)**

| Investments [1][19] | Footnotes | Reference Rate and Spread [2] | Interest Rate [2][15] | Acquisition Date | Maturity Date | Par Amount/ Units [1] | Cost [3] | Fair Value | % of Net Assets |
|---|---|---|---|---|---|---|---|---|---|
| **Equity - non-controlled/non-affiliated (continued)** | | | | | | | | | |
| **Software (continued)** | | | | | | | | | |
| Mimecast Limited - LP Interest | (4) | | | 5/3/2022 | | 667,850 | $ 668 | $ 721 | 0.01% |
| TPG IX Newark CI, L.P. - LP Interest | (4) | | | 10/26/2023 | | 1,965,727 | 1,966 | 1,966 | 0.03 |
| Zoro - Common Equity | (4) | | | 11/22/2022 | | 2,073 | 21 | 22 | 0.00 |
| Zoro - Series A Preferred Shares | (4) | SOFR + 9.50% | 14.02% | 11/22/2022 | | 373 | 362 | 492 | 0.01 |
| | | | | | | | 8,774 | 9,301 | 0.14 |
| **Specialty Retail** | | | | | | | | | |
| CustomInk, LLC - Series A Preferred Units | (4) | | | 5/3/2019 | | 384,520 | 5,200 | 7,844 | 0.13 |
| **Transportation Infrastructure** | | | | | | | | | |
| Frontline Road Safety Investments, LLC - Class A Common Units | (4) | | | 4/30/2021 | | 27,536 | 2,909 | 7,460 | 0.12 |
| Ncp Helix Holdings, LLC - Preferred Shares | (4) | | 8.00% | 8/3/2021 | | 407,274 | 407 | 537 | 0.01 |
| | | | | | | | 3,316 | 7,997 | 0.13 |
| **Total Equity - non-controlled/non-affiliated** | | | | | | | 77,608 | 103,021 | 1.67 |
| **Equity - non-controlled/affiliated** | | | | | | | | | |
| **Insurance** | | | | | | | | | |
| Blackstone Donegal Holdings LP - LP Interest (Westland Insurance Group LTD) | (4)(6)(16) | | | 1/5/2021 | | | 1 | 6,403 | 0.11 |
| **Professional Services** | | | | | | | | | |
| Material+ Holding Company, LLC - Class C Units | (4)(16) | | | 6/14/2024 | | 5,898 | 0 | 0 | 0.00 |
| **Total Equity - non-controlled/affiliated** | | | | | | | 1 | 6,403 | 0.11 |
| **Total Equity** | | | | | | | 77,609 | 109,424 | 1.78 |
| **Total Investments - non-controlled/non-affiliated** | | | | | | | 13,166,677 | 13,063,171 | 214.95 |
| **Total Investments - non-controlled/affiliated** | | | | | | | 26,542 | 29,347 | 0.48 |
| **Total Investment Portfolio** | | | | | | | 13,193,219 | 13,092,518 | 215.43 |
| **Cash and Cash Equivalents** | | | | | | | | | |
| State Street Institutional U.S. Government Money Market Fund - Investor Class | | | 4.34% | | | | 31,987 | 31,987 | 0.53 |
| BlackRock ICS US Treasury Fund | | | 4.33% | | | | 260 | 260 | 0.00 |
| Other Cash and Cash Equivalents | | | | | | | 197,359 | 197,359 | 3.25 |
| **Total Portfolio Investments, Cash and Cash Equivalents** | | | | | | | $13,422,825 | $13,322,124 | 219.21% |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2024
## (in thousands)

(1) Unless otherwise indicated, all debt and equity investments held by the Company (which such term "Company" shall include the Company's consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. As of December 31, 2024, the Company had investments denominated in Canadian Dollars (CAD), Euros (EUR), British Pounds (GBP), Danish Krone (DKK), Swedish Krona (SEK), Norwegian Krone (NOK), and Australian Dollars (AUD). All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount (in thousands) is presented for debt investments, while the number of shares or units (in whole amounts) owned is presented for equity investments. Each of the Company's investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2) Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either Sterling Overnight Interbank Average Rate ("SONIA" or "S"), Euro Interbank Offer Rate ("Euribor" or "E"), Secured Overnight Financing Rate ("SOFR"), Stockholm Interbank Offered Rate ("STIBOR" or "ST"), Copenhagen Interbank Offered Rate ("CIBOR" or "CI"), Norwegian Interbank Offered Rate ("NIBOR" or "N"), Australian Bank Bill Swap Bid Rate ("BBSY" or "BB"), Canadian Overnight Repo Rate Average ("CORRA" or "CA") or an alternate base rate (commonly based on the Federal Funds Rate ("F") or the U.S. Prime Rate ("P")), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2024. Variable rate loans typically include an interest reference rate floor feature. As of December 31, 2024, 89.4% of the debt portfolio at fair value had an interest rate floor above zero. Rates on equity instruments represents contractual dividend rates on certain preferred equity positions.

(3) The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(4) These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (see Note 2), pursuant to the Company's valuation policy.

(5) These investments are not pledged as collateral under any of the Company's credit facilities. For other debt investments that are pledged to the Company's credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. Any other debt investments listed above are pledged to financing facilities and are not available to satisfy the creditors of the Company.

(6) The investment is not a Qualifying Asset under Section 55(a) of the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the "1940 Act"). The Company may not acquire any non-qualifying asset unless, at the time of acquisition, Qualifying Assets represent at least 70% of the Company's total assets. As of December 31, 2024, non-qualifying assets represented 14.8% of total assets as calculated in accordance with regulatory requirements.

(7) Position or portion thereof is an unfunded commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company's unfunded commitments:

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| 123Dentist, Inc. | Delayed Draw Term Loan | 8/9/2026 | $ 191 | $ — |
| Abacus Holdco 2 Oy | Delayed Draw Term Loan | 5/7/2026 | 298 | — |
| ACI Group Holdings, Inc. | Revolver | 8/2/2027 | 10,410 | — |
| ADCS Clinics Intermediate Holdings, LLC | Revolver | 5/7/2026 | 1,189 | — |
| AI Altius US Bidco, Inc. | Delayed Draw Term Loan | 12/21/2028 | 500 | — |
| AI Titan Parent Inc | Delayed Draw Term Loan | 9/30/2026 | 870 | (4) |
| AI Titan Parent Inc | Revolver | 8/29/2031 | 544 | (5) |
| Alera Group, Inc. | Delayed Draw Term Loan | 11/17/2025 | 69 | — |
| Allium Buyer, LLC | Revolver | 5/2/2029 | 249 | (7) |
| American Restoration Holdings, LLC | Revolver | 7/19/2030 | 1,024 | — |
| American Restoration Holdings, LLC | Delayed Draw Term Loan | 7/19/2026 | 1,105 | — |
| Amerilife Holdings, LLC | Revolver | 8/31/2028 | 243 | — |
| Amerilife Holdings, LLC | Delayed Draw Term Loan | 6/17/2026 | 340 | — |
| Amerivet Partners Management, Inc. | Revolver | 2/25/2028 | 589 | — |
| Anaplan, Inc. | Revolver | 6/21/2028 | 161 | — |
| Apex Companies, LLC | Delayed Draw Term Loan | 8/28/2026 | 5,507 | — |
| Armada Parent, Inc. | Revolver | 10/29/2027 | 3,000 | — |
| Arnhem BidCo GmbH | Delayed Draw Term Loan | 10/1/2027 | 12,293 | (58) |
| Artisan Acquisitionco Ltd | Delayed Draw Term Loan | 9/30/2027 | 7,938 | — |
| Ascend Buyer, LLC | Revolver | 9/30/2027 | 1,293 | — |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
#### (in thousands)

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| AuditBoard Inc | Delayed Draw Term Loan | 7/12/2026 | $ 4,414 | $ (22) |
| AuditBoard Inc | Revolver | 7/12/2031 | 1,766 | (18) |
| Azurite Intermediate Holdings Inc. | Revolver | 3/19/2031 | 4,104 | — |
| Baker Tilly Advisory Group LP | Revolver | 6/3/2030 | 9,856 | — |
| Baker Tilly Advisory Group LP | Delayed Draw Term Loan | 6/3/2026 | 7,034 | (53) |
| Bamboo US BidCo, LLC | Delayed Draw Term Loan | 3/31/2025 | 43 | — |
| Bamboo US BidCo, LLC | Revolver | 9/29/2029 | 142 | — |
| Bamboo US BidCo, LLC | Delayed Draw Term Loan | 11/20/2026 | 146 | — |
| Bamboo US BidCo, LLC | Delayed Draw Term Loan | 11/20/2026 | 146 | (1) |
| Bayshore Intermediate #2 LP | Revolver | 10/1/2027 | 4,217 | (42) |
| Bayshore Intermediate #2 LP | Revolver | 10/1/2027 | 5,006 | — |
| Bazaarvoice, Inc. | Revolver | 5/7/2028 | 20,255 | — |
| Bidco 76 S.p.A. | Delayed Draw Term Loan | 12/10/2027 | 4,199 | — |
| Bimini Group Purchaser Inc | Delayed Draw Term Loan | 4/26/2026 | 18,925 | (95) |
| Bimini Group Purchaser Inc | Revolver | 4/26/2031 | 2,804 | — |
| Bluefin Holding, LLC | Revolver | 9/12/2029 | 2,244 | (6) |
| Bradyplus Holdings LLC | Delayed Draw Term Loan | 10/31/2025 | 2,260 | — |
| Brave Parent Holdings, Inc. | Delayed Draw Term Loan | 5/28/2025 | 3,058 | — |
| Brave Parent Holdings, Inc. | Revolver | 11/29/2030 | 3,641 | — |
| Caerus US 1, Inc. | Revolver | 5/25/2029 | 1,190 | — |
| Cambium Learning Group, Inc. | Revolver | 7/20/2027 | 43,592 | — |
| Canadian Hospital Specialties Ltd. | Revolver | 4/15/2027 | 1,198 | — |
| Caribou Bidco Ltd | Delayed Draw Term Loan | 7/9/2027 | 5,106 | (25) |
| Carr Riggs & Ingram Capital LLC | Revolver | 11/18/2031 | 1,510 | — |
| Carr Riggs & Ingram Capital LLC | Delayed Draw Term Loan | 11/18/2026 | 3,776 | (19) |
| Castle Management Borrower, LLC | Revolver | 11/3/2029 | 2,917 | — |
| CB Nike Holdco LLC | Delayed Draw Term Loan | 11/25/2027 | 11,606 | (87) |
| CB Nike Holdco LLC | Revolver | 11/26/2029 | 5,803 | (87) |
| CFGI Holdings, LLC | Revolver | 11/2/2027 | 1,050 | (21) |
| CFS Brands, LLC | Revolver | 10/2/2029 | 18,177 | (364) |
| CFS Brands, LLC | Delayed Draw Term Loan | 4/2/2025 | 6,241 | (62) |
| Channelside AcquisitionCo, Inc. | Delayed Draw Term Loan | 4/28/2025 | 1,980 | (10) |
| Channelside AcquisitionCo, Inc. | Delayed Draw Term Loan | 11/15/2025 | 19 | — |
| Channelside AcquisitionCo, Inc. | Revolver | 5/15/2029 | 3,178 | — |
| Charger Debt Merger Sub, LLC | Revolver | 5/31/2030 | 1,522 | (15) |
| Charger Debt Merger Sub, LLC | Delayed Draw Term Loan | 5/31/2026 | 3,972 | — |
| Cisive Holdings Corp | Revolver | 12/8/2027 | 1,111 | (22) |
| Clearview Buyer, Inc. | Revolver | 2/26/2027 | 898 | — |
| Community Management Holdings Midco 2 LLC | Revolver | 11/1/2031 | 1,229 | — |
| Community Management Holdings Midco 2 LLC | Delayed Draw Term Loan | 11/1/2026 | 4,096 | (31) |
| Compsych Investments Corp | Delayed Draw Term Loan | 7/22/2027 | 3,471 | (9) |
| Connatix Buyer, Inc. | Revolver | 7/14/2027 | 3,976 | — |
| Connatix Buyer, Inc. | Delayed Draw Term Loan | 4/9/2026 | 1,015 | — |
| Consor Intermediate II, LLC | Delayed Draw Term Loan | 5/10/2026 | 4,002 | (20) |
| Consor Intermediate II, LLC | Revolver | 5/10/2031 | 1,067 | — |
| Continental Buyer Inc | Revolver | 4/2/2031 | 2,715 | — |
| Continental Buyer Inc | Delayed Draw Term Loan | 4/2/2026 | 7,239 | (54) |
| COP Home Services TopCo IV, Inc. | Revolver | 12/31/2025 | 3,509 | (38) |
| Corfin Holdings, Inc. | Term Loan | 12/27/2027 | 1,636 | — |
| Coupa Software Inc. | Delayed Draw Term Loan | 8/27/2025 | 164 | (2) |
| Coupa Software Inc. | Revolver | 2/27/2029 | 126 | — |
| CPI Buyer, LLC | Delayed Draw Term Loan | 11/23/2025 | 985 | — |
| CPI Buyer, LLC | Revolver | 11/1/2026 | 3,214 | (64) |
| CRCI Longhorn Holdings Inc | Revolver | 8/27/2031 | 1,051 | — |

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
### December 31, 2024
### (in thousands)

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| CRCI Longhorn Holdings Inc | Delayed Draw Term Loan | 8/27/2026 | $ 2,867 | $ (14) |
| Creek Parent Inc. | Revolver | 12/18/2031 | 9,893 | (173) |
| Crewline Buyer, Inc. | Revolver | 11/8/2030 | 6,438 | (31) |
| CT Technologies Intermediate Holdings, Inc. | Delayed Draw Term Loan | 8/30/2026 | 973 | — |
| CT Technologies Intermediate Holdings, Inc. | Revolver | 8/30/2031 | 2,433 | (24) |
| Cumming Group, Inc. | Revolver | 11/16/2027 | 9,648 | — |
| Cumming Group, Inc. | Delayed Draw Term Loan | 5/21/2025 | 3,161 | — |
| DCA Investment Holdings, LLC | Delayed Draw Term Loan | 4/3/2028 | 29 | — |
| DCG Acquisition Corp. | Revolver | 6/13/2031 | 5,937 | (59) |
| DCG Acquisition Corp. | Delayed Draw Term Loan | 6/13/2026 | 5,937 | (30) |
| Dechra Pharmaceuticals Holdings Ltd | Delayed Draw Term Loan | 1/24/2026 | 260 | (3) |
| Dechra Pharmaceuticals Holdings Ltd | Delayed Draw Term Loan | 1/24/2026 | 218 | (3) |
| Denali Bidco Ltd | Delayed Draw Term Loan | 4/17/2026 | 300 | (3) |
| Discovery Education, Inc. | Revolver | 4/9/2029 | 767 | — |
| DM Intermediate Parent LLC | Revolver | 9/30/2030 | 5,206 | (78) |
| DM Intermediate Parent LLC | Delayed Draw Term Loan | 9/30/2026 | 7,809 | (59) |
| Doc Generici (Diocle S.p.A.) | Delayed Draw Term Loan | 10/27/2025 | 1,682 | (13) |
| Dropbox Inc | Delayed Draw Term Loan | 12/10/2026 | 88,235 | (441) |
| DTA Intermediate II Ltd. | Delayed Draw Term Loan | 3/27/2026 | 14,000 | — |
| DTA Intermediate II Ltd. | Revolver | 3/27/2030 | 10,769 | — |
| Duro Dyne National Corp | Delayed Draw Term Loan | 11/15/2026 | 6,002 | (30) |
| Duro Dyne National Corp | Revolver | 11/15/2031 | 6,002 | (60) |
| Dwyer Instruments LLC | Delayed Draw Term Loan | 11/20/2026 | 1,069 | (5) |
| Dwyer Instruments LLC | Revolver | 7/20/2029 | 1,098 | — |
| Eden Acquisitionco Ltd | Delayed Draw Term Loan | 11/17/2025 | 43,344 | (601) |
| Edison Bidco AS | Delayed Draw Term Loan | 12/18/2026 | 655 | — |
| Edison Bidco AS | Delayed Draw Term Loan | 12/18/2026 | 1,875 | — |
| Emergency Power Holdings, LLC | Delayed Draw Term Loan | 8/17/2025 | 14,586 | (146) |
| Endeavor Schools Holdings, LLC | Delayed Draw Term Loan | 1/18/2025 | 5,776 | — |
| ENV Bidco AB | Delayed Draw Term Loan | 12/13/2027 | 302 | — |
| Essential Services Holding Corp | Delayed Draw Term Loan | 6/17/2026 | 2,297 | (11) |
| Essential Services Holding Corp | Revolver | 6/17/2030 | 1,436 | (14) |
| Everbridge Holdings, LLC | Delayed Draw Term Loan | 7/2/2026 | 3,378 | — |
| Everbridge Holdings, LLC | Revolver | 7/2/2031 | 2,222 | (6) |
| Experity, Inc. | Revolver | 2/24/2028 | 1,238 | — |
| Experity, Inc. | Delayed Draw Term Loan | 9/13/2026 | 4,457 | (22) |
| Falcon Parent Holdings, Inc. | Delayed Draw Term Loan | 11/6/2026 | 4,470 | (34) |
| Falcon Parent Holdings, Inc. | Revolver | 11/6/2031 | 2,669 | (40) |
| Fastener Distribution Holdings LLC | Delayed Draw Term Loan | 10/31/2026 | 11,594 | (58) |
| Fern Bidco Ltd | Delayed Draw Term Loan | 7/3/2027 | 10,035 | — |
| Formulations Parent Corp. | Revolver | 11/15/2029 | 1,429 | (14) |
| Foundation Risk Partners Corp. | Revolver | 10/29/2029 | 4,101 | (62) |
| Foundation Risk Partners Corp. | Delayed Draw Term Loan | 5/21/2026 | 2,245 | — |
| Frontgrade Technologies Holdings, Inc. | Revolver | 1/9/2028 | 516 | — |
| Frontline Road Safety, LLC | Delayed Draw Term Loan | 6/15/2025 | 33 | — |
| FusionSite Midco, LLC | Revolver | 11/17/2029 | 4,209 | (95) |
| FusionSite Midco, LLC | Delayed Draw Term Loan | 9/25/2025 | 1,276 | — |
| G&A Partners Holding Company II, LLC | Delayed Draw Term Loan | 3/1/2026 | 11,967 | — |
| G&A Partners Holding Company II, LLC | Revolver | 3/1/2030 | 3,288 | — |
| Galway Borrower, LLC | Revolver | 9/29/2028 | 8,341 | — |
| Galway Borrower, LLC | Delayed Draw Term Loan | 2/7/2026 | 52,181 | — |
| Gannett Fleming Inc | Revolver | 8/5/2030 | 6,237 | (94) |
| Gatekeeper Systems Inc | Delayed Draw Term Loan | 8/27/2026 | 10,584 | (106) |
| Gatekeeper Systems Inc | Revolver | 8/28/2030 | 1,588 | — |

## Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2024
## (in thousands)

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| GI Ranger Intermediate, LLC | Revolver | 10/29/2027 | $ 1,060 | $ — |
| Gimlet Bidco GmbH | Delayed Draw Term Loan | 4/23/2027 | 8,040 | — |
| GovernmentJobs.com, Inc. | Delayed Draw Term Loan | 12/2/2025 | 2,086 | — |
| GovernmentJobs.com, Inc. | Revolver | 12/2/2027 | 1,153 | (18) |
| Granicus Inc. | Revolver | 1/17/2031 | 2,448 | — |
| Granicus Inc. | Delayed Draw Term Loan | 8/2/2026 | 817 | (4) |
| Graphpad Software, LLC | Revolver | 6/28/2031 | 2,264 | (11) |
| Graphpad Software, LLC | Delayed Draw Term Loan | 6/28/2026 | 5,433 | — |
| Ground Penetrating Radar Systems LLC | Term Loan | 1/2/2032 | 2,929 | — |
| Ground Penetrating Radar Systems LLC | Delayed Draw Term Loan | 1/2/2032 | 563 | — |
| Ground Penetrating Radar Systems LLC | Revolver | 1/2/2032 | 300 | — |
| GS Acquisitionco Inc | Delayed Draw Term Loan | 3/26/2026 | 2,053 | — |
| GS Acquisitionco Inc | Revolver | 3/26/2034 | 2,000 | (10) |
| Gusto Sing Bidco Pte Ltd | Delayed Draw Term Loan | 11/15/2027 | 101 | — |
| Hargreaves Lansdown | Term Loan | 9/26/2031 | 17,799 | — |
| Helix TS, LLC | Delayed Draw Term Loan | 12/20/2026 | 14,165 | — |
| High Street Buyer, Inc. | Revolver | 4/16/2027 | 2,254 | (45) |
| High Street Buyer, Inc. | Delayed Draw Term Loan | 2/4/2025 | 1,187 | — |
| High Street Buyer, Inc. | Delayed Draw Term Loan | 3/1/2026 | 20,953 | — |
| Icefall Parent, Inc. | Revolver | 1/17/2030 | 3,104 | — |
| IEM New Sub 2, LLC | Delayed Draw Term Loan | 8/8/2026 | 13,164 | (99) |
| IG Investments Holdings, LLC | Revolver | 9/22/2028 | 4,416 | — |
| Imagine 360 LLC | Delayed Draw Term Loan | 9/18/2026 | 2,413 | (12) |
| Imagine 360 LLC | Revolver | 9/30/2028 | 1,514 | (15) |
| Inception Fertility Ventures, LLC | Revolver | 4/29/2030 | 797 | — |
| Inception Fertility Ventures, LLC | Delayed Draw Term Loan | 4/29/2026 | 10,488 | — |
| Integrity Marketing Acquisition LLC | Delayed Draw Term Loan | 8/23/2026 | 20,378 | (43) |
| Integrity Marketing Acquisition LLC | Revolver | 8/27/2028 | 2,767 | — |
| IQN Holding Corp | Revolver | 5/2/2028 | 359 | — |
| IRI Group Holdings Inc | Revolver | 12/1/2027 | 11,040 | — |
| Iris Buyer, LLC | Revolver | 10/2/2029 | 3,673 | (101) |
| Iris Buyer, LLC | Delayed Draw Term Loan | 4/2/2025 | 1,426 | — |
| ISQ Hawkeye Holdco, Inc. | Revolver | 8/20/2030 | 83 | — |
| ISQ Hawkeye Holdco, Inc. | Delayed Draw Term Loan | 8/20/2026 | 151 | — |
| Java Buyer, Inc. | Delayed Draw Term Loan | 6/28/2026 | 1,347 | — |
| Java Buyer, Inc. | Revolver | 12/15/2027 | 367 | — |
| Java Buyer, Inc. | Revolver | 12/15/2027 | 735 | — |
| JS Parent Inc | Revolver | 4/24/2031 | 3,452 | (17) |
| JSS Holdings, Inc. | Delayed Draw Term Loan | 11/8/2026 | 7,492 | (37) |
| Kattegat Project Bidco AB | Delayed Draw Term Loan | 10/5/2026 | 7,030 | (84) |
| Knowledge Pro Buyer, Inc. | Revolver | 12/10/2027 | 950 | — |
| Knowledge Pro Buyer, Inc. | Delayed Draw Term Loan | 12/8/2025 | 906 | — |
| Kona Buyer, LLC | Delayed Draw Term Loan | 7/23/2025 | 246 | — |
| Kona Buyer, LLC | Delayed Draw Term Loan | 7/23/2026 | 307 | (2) |
| Kona Buyer, LLC | Revolver | 7/23/2031 | 123 | (1) |
| Kwol Acquisition, Inc. | Revolver | 12/6/2029 | 897 | (2) |
| LogicMonitor Inc | Revolver | 11/15/2031 | 1,992 | (25) |
| LPW Group Holdings, Inc. | Revolver | 3/15/2030 | 5,373 | — |
| Lsf12 Crown US Commercial Bidco LLC | Revolver | 12/2/2029 | 4,345 | (36) |
| Magic Bidco Inc | Delayed Draw Term Loan | 7/1/2026 | 7,098 | — |
| Magic Bidco Inc | Revolver | 7/1/2030 | 1,088 | — |
| Magneto Components BuyCo, LLC | Revolver | 12/5/2029 | 5,508 | (110) |
| Magneto Components BuyCo, LLC | Delayed Draw Term Loan | 6/5/2025 | 6,610 | (83) |
| Material Holdings, LLC | Revolver | 8/19/2027 | 353 | (42) |

## Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2024
## (in thousands)

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| MB2 Dental Solutions, LLC | Delayed Draw Term Loan | 2/13/2026 | $ 6,570 | $ — |
| MB2 Dental Solutions, LLC | Revolver | 2/13/2031 | 1,382 | — |
| Mercury Bidco Globe Limited | Delayed Draw Term Loan | 1/31/2026 | 14,933 | (168) |
| MHE Intermediate Holdings, LLC | Revolver | 7/21/2027 | 214 | — |
| Monk Holding Co. | Delayed Draw Term Loan | 6/1/2025 | 917 | — |
| More Cowbell II, LLC | Delayed Draw Term Loan | 9/1/2025 | 916 | (11) |
| More Cowbell II, LLC | Revolver | 9/4/2029 | 679 | — |
| MPG Parent Holdings, LLC | Revolver | 1/8/2030 | 1,339 | — |
| MPG Parent Holdings, LLC | Delayed Draw Term Loan | 1/8/2027 | 3,087 | (23) |
| MRI Software, LLC | Revolver | 2/10/2027 | 6,953 | — |
| NAVEX TopCo, Inc. | Revolver | 11/9/2028 | 5,394 | — |
| Navigator Acquiror, Inc. | Delayed Draw Term Loan | 1/23/2025 | 8,249 | — |
| NDC Acquisition Corp. | Revolver | 3/9/2027 | 3,425 | — |
| Neptune BidCo SAS | Delayed Draw Term Loan | 4/2/2031 | 2,051 | — |
| Neptune Holdings, Inc. | Revolver | 8/31/2029 | 933 | (23) |
| Netsmart Technologies Inc | Delayed Draw Term Loan | 8/23/2026 | 4,345 | (22) |
| Netsmart Technologies Inc | Revolver | 8/23/2031 | 4,432 | (22) |
| Noble Midco 3 Ltd | Delayed Draw Term Loan | 6/10/2027 | 3,875 | (19) |
| Noble Midco 3 Ltd | Revolver | 6/10/2030 | 2,583 | — |
| North Haven Stallone Buyer, LLC | Delayed Draw Term Loan | 10/1/2026 | 511 | (1) |
| North Haven Stallone Buyer, LLC | Revolver | 5/24/2027 | 913 | (2) |
| North Haven Ushc Acquisition Inc | Revolver | 10/30/2027 | 1,548 | — |
| North Haven Ushc Acquisition Inc | Delayed Draw Term Loan | 8/28/2026 | 4,544 | — |
| Odevo AB | Delayed Draw Term Loan | 12/12/2027 | 32,508 | (80) |
| Onex Baltimore Buyer, Inc. | Delayed Draw Term Loan | 1/21/2025 | 4,472 | — |
| Optimizely North America Inc | Revolver | 10/31/2031 | 1,218 | (12) |
| Oranje Holdco Inc | Revolver | 2/1/2029 | 250 | — |
| Oxford Global Resources Inc | Revolver | 8/17/2027 | 3,085 | — |
| Paisley Bidco Ltd | Delayed Draw Term Loan | 4/18/2027 | 1,563 | (12) |
| Park Place Technologies, LLC | Delayed Draw Term Loan | 9/1/2025 | 17,767 | (89) |
| Park Place Technologies, LLC | Revolver | 3/25/2030 | 9,505 | — |
| Patriot Growth Insurance Services, LLC. | Delayed Draw Term Loan | 10/16/2028 | 1,275 | — |
| Patriot Growth Insurance Services, LLC. | Revolver | 10/16/2028 | 235 | — |
| Pavion Corp. | Delayed Draw Term Loan | 10/30/2025 | 2,559 | — |
| PDI TA Holdings, Inc. | Delayed Draw Term Loan | 2/1/2026 | 3,835 | — |
| PDI TA Holdings, Inc. | Revolver | 2/3/2031 | 3,800 | (29) |
| Petrus Buyer Inc | Delayed Draw Term Loan | 10/17/2025 | 260 | — |
| Petrus Buyer Inc | Revolver | 10/17/2029 | 272 | — |
| Phoenix 1 Buyer Corp. | Revolver | 11/20/2029 | 5,009 | — |
| Ping Identity Holding Corp | Revolver | 10/17/2028 | 671 | — |
| PKF O'Connor Davies Advisory, LLC | Delayed Draw Term Loan | 11/15/2026 | 504 | — |
| PKF O'Connor Davies Advisory, LLC | Revolver | 11/15/2031 | 141 | (1) |
| Point Broadband Acquisition, LLC | Delayed Draw Term Loan | 5/29/2026 | 36,397 | (455) |
| PPV Intermediate Holdings, LLC | Revolver | 8/31/2029 | 159 | — |
| PPV Intermediate Holdings, LLC | Delayed Draw Term Loan | 8/7/2026 | 309 | (2) |
| Profile Products, LLC | Revolver | 11/12/2027 | 353 | — |
| Profile Products, LLC | Revolver | 11/12/2027 | 417 | — |
| Progress Residential PM Holdings, LLC | Delayed Draw Term Loan | 5/8/2025 | 16,623 | — |
| Progress Residential PM Holdings, LLC | Delayed Draw Term Loan | 5/8/2025 | 333 | — |
| PT Intermediate Holdings III, LLC | Delayed Draw Term Loan | 4/9/2026 | 4,338 | (5) |
| QBS Parent Inc | Revolver | 11/7/2031 | 984 | (5) |
| Qualus Power Services Corp. | Delayed Draw Term Loan | 5/9/2026 | 12,093 | — |
| Qualus Power Services Corp. | Delayed Draw Term Loan | 10/25/2026 | 33,748 | (169) |
| Rally Buyer, Inc. | Revolver | 7/19/2028 | 25 | — |

## Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2024
## (in thousands)

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| Redwood Services Group, LLC | Delayed Draw Term Loan | 8/15/2025 | $ 3,980 | $ — |
| Relativity ODA, LLC | Revolver | 5/14/2029 | 2,966 | (74) |
| RFS Opco, LLC | Delayed Draw Term Loan | 12/3/2025 | 2,381 | — |
| RoadOne Inc | Revolver | 12/29/2028 | 226 | — |
| Safety Borrower Holdings LP | Revolver | 9/1/2027 | 280 | — |
| Sam Holding Co, Inc. | Revolver | 3/24/2027 | 4,200 | — |
| Sam Holding Co, Inc. | Delayed Draw Term Loan | 9/5/2025 | 5,900 | — |
| Scorpio BidCo SAS | Delayed Draw Term Loan | 3/10/2026 | 4,386 | (46) |
| Seahawk Bidco, LLC | Delayed Draw Term Loan | 12/19/2026 | 12,511 | — |
| Seahawk Bidco, LLC | Revolver | 12/19/2030 | 3,753 | (34) |
| SEKO Global Logistics Network, LLC | Revolver | 12/30/2026 | 15 | — |
| SG Acquisition, Inc. | Revolver | 4/3/2030 | 8,301 | — |
| Simplicity Financial Marketing Group Holdings Inc | Delayed Draw Term Loan | 12/31/2026 | 2,151 | (11) |
| Simplicity Financial Marketing Group Holdings Inc | Revolver | 12/31/2031 | 1,076 | (11) |
| Skopima Consilio Parent LLC | Revolver | 5/14/2028 | 4,200 | (12) |
| Smile Doctors, LLC | Delayed Draw Term Loan | 6/9/2025 | 1,036 | — |
| Smile Doctors, LLC | Revolver | 12/23/2027 | 1,233 | (31) |
| Spaceship Purchaser Inc | Revolver | 10/17/2031 | 10,894 | (109) |
| Spaceship Purchaser Inc | Delayed Draw Term Loan | 10/17/2026 | 5,447 | — |
| Spaceship Purchaser Inc | Delayed Draw Term Loan | 10/17/2027 | 13,072 | (65) |
| Sparta UK Bidco Ltd | Delayed Draw Term Loan | 9/25/2028 | 5,099 | — |
| SpecialtyCare, Inc. | Revolver | 6/18/2026 | 404 | — |
| Spectrum Safety Solutions Purchaser, LLC | Delayed Draw Term Loan | 7/1/2026 | 16,126 | (121) |
| Spectrum Safety Solutions Purchaser, LLC | Revolver | 7/1/2030 | 14,298 | (107) |
| Speedster Bidco GmbH | Revolver | 5/13/2031 | 1,801 | (5) |
| Stepping Stones Healthcare Services, LLC | Revolver | 12/30/2026 | 371 | — |
| Stepping Stones Healthcare Services, LLC | Delayed Draw Term Loan | 4/24/2026 | 671 | — |
| STV Group, Inc. | Delayed Draw Term Loan | 3/20/2026 | 6,976 | (70) |
| STV Group, Inc. | Revolver | 3/20/2031 | 4,186 | — |
| Tango Bidco SAS | Delayed Draw Term Loan | 10/17/2027 | 962 | (6) |
| Tango Bidco SAS | Delayed Draw Term Loan | 10/17/2027 | 2,305 | — |
| TEI Intermediate LLC | Revolver | 12/13/2031 | 3,096 | — |
| TEI Intermediate LLC | Delayed Draw Term Loan | 12/13/2026 | 8,256 | (41) |
| Tennessee Bidco Limited | Delayed Draw Term Loan | 7/1/2026 | 22,998 | — |
| The Fertility Partners, Inc. | Revolver | 9/16/2027 | 211 | — |
| The GI Alliance Management, LLC | Delayed Draw Term Loan | 3/1/2026 | 35,604 | — |
| The Hiller Companies, LLC | Delayed Draw Term Loan | 6/20/2026 | 1,696 | — |
| The Hiller Companies, LLC | Revolver | 6/20/2030 | 1,432 | (11) |
| The North Highland Co LLC | Revolver | 12/20/2030 | 3,373 | — |
| The North Highland Co LLC | Delayed Draw Term Loan | 12/20/2026 | 5,903 | (30) |
| THG Acquisition LLC | Revolver | 10/31/2031 | 1,202 | — |
| THG Acquisition LLC | Delayed Draw Term Loan | 10/31/2026 | 2,598 | (13) |
| Tricentis | Term Loan | 2/11/2032 | 22,745 | — |
| Tricentis | Delayed Draw Term Loan | 2/11/2032 | 4,549 | — |
| Tricentis | Revolver | 2/11/2032 | 2,843 | — |
| Trinity Air Consultants Holdings Corp. | Delayed Draw Term Loan | 4/24/2025 | 7,907 | — |
| Trinity Air Consultants Holdings Corp. | Revolver | 6/29/2028 | 7,269 | — |
| Trinity Partners Holdings, LLC | Delayed Draw Term Loan | 6/20/2025 | 1,433 | (14) |
| Triple Lift, Inc. | Revolver | 5/5/2028 | 7,697 | (308) |
| TRP Infrastructure Services, LLC | Delayed Draw Term Loan | 12/2/2026 | 10,766 | (54) |
| Turing Holdco, Inc. | Delayed Draw Term Loan | 8/3/2028 | 28,117 | — |
| Turing Holdco, Inc. | Delayed Draw Term Loan | 8/3/2028 | 20,901 | — |

**Blackstone Secured Lending Fund**
**Consolidated Schedule of Investments**
**December 31, 2024**
**(in thousands)**

| Investments | Commitment Type | Commitment Expiration Date | Unfunded Commitment | Fair Value |
|---|---|---|---|---|
| Unified Women's Healthcare LP | Revolver | 6/18/2029 | $ 241 | $ — |
| Unified Women's Healthcare LP | Delayed Draw Term Loan | 3/25/2026 | 2,895 | — |
| Unified Women's Healthcare LP | Delayed Draw Term Loan | 10/25/2026 | 44,793 | — |
| US Oral Surgery Management Holdco, LLC | Delayed Draw Term Loan | 12/13/2026 | 41,551 | (208) |
| US Oral Surgery Management Holdco, LLC | Revolver | 11/20/2028 | 3,735 | — |
| Varicent Parent Holdings Corp | Delayed Draw Term Loan | 8/23/2026 | 2,794 | (21) |
| Varicent Parent Holdings Corp | Revolver | 8/23/2031 | 1,557 | (23) |
| Water Holdings Acquisition LLC | Delayed Draw Term Loan | 7/31/2026 | 5,754 | — |
| West Monroe Partners, LLC | Revolver | 11/9/2027 | 1,443 | — |
| West Monroe Partners, LLC | Delayed Draw Term Loan | 12/18/2026 | 2,500 | — |
| WHCG Purchaser III Inc | Delayed Draw Term Loan | 8/2/2027 | 7,044 | — |
| World Insurance Associates, LLC | Delayed Draw Term Loan | 4/21/2025 | 14,682 | — |
| World Insurance Associates, LLC | Revolver | 4/3/2028 | 2,939 | — |
| WPEngine, Inc. | Revolver | 8/14/2029 | 6,667 | (200) |
| YA Intermediate Holdings II, LLC | Delayed Draw Term Loan | 10/1/2026 | 3,286 | (16) |
| YA Intermediate Holdings II, LLC | Revolver | 10/1/2031 | 1,499 | — |
| Zellis TopCo Limited | Term Loan | 8/13/2031 | 7,765 | — |
| Zendesk Inc | Delayed Draw Term Loan | 11/22/2025 | 361 | (5) |
| Zendesk Inc | Revolver | 7/23/2030 | 169 | — |
| Zeus, LLC | Revolver | 2/8/2030 | 3,426 | (17) |
| Zeus, LLC | Delayed Draw Term Loan | 2/27/2026 | 2,969 | — |
| Zorro Bidco Ltd | Delayed Draw Term Loan | 8/13/2027 | 7,647 | (73) |
| **Total Unfunded Commitments** | | | $ 1,707,094 | $ (7,253) |

(8)  There are no interest rate floors on these investments.
(9)  The interest rate floor on these investments as of December 31, 2024 was 0.50%.
(10) The interest rate floor on these investments as of December 31, 2024 was 0.75%.
(11) The interest rate floor on these investments as of December 31, 2024 was 1.00%.
(12) The interest rate floor on these investments as of December 31, 2024 was 1.25%.
(13) The interest rate floor on these investments as of December 31, 2024 was 1.50%.
(14) The interest rate floor on these investments as of December 31, 2024 was 2.00%.
(15) For unsettled positions the interest rate does not include the base rate.
(16) Under the 1940 Act, the Company would be deemed to "control" a portfolio company if the Company owned more than 25% of its outstanding voting securities and/or held the power to exercise control over the management or policies of the portfolio company. Under the 1940 Act, the Company would be deemed an "affiliated person" of a portfolio company if the Company owns 5% or more of the portfolio company's outstanding voting securities. As of December 31, 2024, the Company's non-controlled/affiliated investments were as follows:

| | Fair Value as of December 31, 2023 | Gross Additions | Gross Reductions | Net Change in Unrealized Gains (Losses) | Net Realized Gain (Loss) | Fair Value as of December 31, 2024 | Dividend and Interest Income |
|---|---|---|---|---|---|---|---|
| **Non-controlled/Affiliated Investments** | | | | | | | |
| Blackstone Donegal Holdings LP | $5,790 | $ — | $— | $ 613 | $— | $ 6,403 | $ — |
| Material Holdings, LLC | — | 21,384 | — | 163 | — | 21,547 | 1,378 |
| Material Holdings, LLC | — | 5,114 | — | (3,717) | — | 1,397 | 314 |
| Material+ Holding Company, LLC | — | — | — | — | — | — | — |
| **Total** | $5,790 | $26,498 | $— | $(2,941) | $— | $29,347 | $1,692 |

(17) Loan was on non-accrual status as of December 31, 2024.
(18) These loans are "last-out" portions of loans. The "last-out" portion of the Company's loan investment generally earns a higher interest rate than the "first-out" portion, and in exchange the "first-out" portion would generally receive priority with respect to payment principal, interest and any other amounts due thereunder over the "last-out" portion.

# Blackstone Secured Lending Fund
## Consolidated Schedule of Investments
## December 31, 2024
### (in thousands)

(19) All securities are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and may be deemed to be "restricted securities." As of December 31, 2024, the aggregate fair value of these securities is $13,092.5 million or 215.43% of the Company's net assets. The initial acquisition dates have been included for such securities.

(20) The interest rate floor on these investments as of December 31, 2024 was 3.00%.

## ADDITIONAL INFORMATION

### Foreign Currency Forward Contracts

| Counterparty | Currency Purchased | Currency Sold | Settlement Date | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Wells Fargo Bank, N.A. | USD 56,412 | CAD 80,000 | 3/18/2025 | $ 719 |
| Wells Fargo Bank, N.A. | USD 68,801 | EUR 65,250 | 3/18/2025 | 1,043 |
| Wells Fargo Bank, N.A. | USD 37,395 | GBP 29,500 | 3/18/2025 | 482 |
| Wells Fargo Bank, N.A. | USD 8,408 | SEK 91,000 | 3/10/2025 | 157 |
| **Total Foreign Currency Forward Contracts** | | | | $2,401 |

### Interest Rate Swaps

| Counterparty | Hedged Item | Company Receives | Company Pays | Maturity Date | Notional Amount | Fair Market Value | Upfront Payments / Receipts | Change in Unrealized Appreciation (Depreciation) [1] |
|---|---|---|---|---|---|---|---|---|
| SMBC Capital Markets, Inc. | November 2027 Notes | 5.88% | SOFR + 1.38% | 11/15/2027 | $400,000 | $ 3,995 | $— | $ 3,995 |
| Wells Fargo Bank, N.A. | April 2028 Notes | 5.35% | SOFR + 1.65% | 4/13/2028 | $400,000 | (5,855) | — | (5,855) |
| Wells Fargo Bank, N.A. | April 2028 Notes | 5.35% | SOFR + 1.39% | 4/13/2028 | $300,000 | (1,309) | — | (1,309) |
| **Total Interest Rate Swaps** | | | | | | $(3,169) | $— | $(3,169) |

(1) For interest rate swaps designated in qualifying hedge relationships, the change in fair value is recorded in Interest expense in the Consolidated Statements of Operations.

*The accompanying notes are an integral part of these consolidated financial statements.*

**Blackstone Secured Lending Fund**
**Notes to Consolidated Financial Statements**
**(in thousands, except share per share amounts, percentages and as otherwise noted)**

## Note 1. Organization

Blackstone Secured Lending Fund (together with its consolidated subsidiaries, the **"Company"**), is a Delaware statutory trust formed on March 26, 2018, and structured as an externally managed, non-diversified, closed-end management investment company. On October 26, 2018, the Company elected to be regulated as a business development company (a **"BDC"**) under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the **"1940 Act"**). In addition, the Company has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (a **"RIC"**), under Subchapter M of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the **"Code"**).

The Company is externally managed by Blackstone Private Credit Strategies LLC (the "Adviser") and Blackstone Credit BDC Advisors LLC (the **"Sub-Adviser"** and, together with the Adviser, the **"Advisers"**). The Advisers are affiliates of Blackstone Alternative Credit Advisors LP (the **"Sub-Administrator"** and, collectively with its affiliates in the credit, asset based finance and insurance asset management business unit of Blackstone Inc. (**"Blackstone"**), **"Blackstone Credit & Insurance," or "BXCI"**). Additionally, Blackstone Private Credit Strategies LLC, in its capacity as the administrator to the Company (in such capacity, the **"Administrator"** and, together with the Sub-Administrator, the **"Administrators"**), and the Sub-Administrator provide certain administrative and other services necessary for the Company to operate pursuant to an administration agreement between the Administrator and the Company (the **"Administration Agreement"**) and a sub-administration agreement between the Administrator and the Sub-Administrator (the **"Sub-Administration Agreement,"** and together with the Administration Agreement, the **"Administration Agreements"**), respectively. From commencement through December 31, 2024, Blackstone Credit BDC Advisors LLC served as the Company's investment adviser (in such capacity, the "**Prior Adviser**") and Blackstone Alternative Credit Advisors LP served as the Company's administrator (in such capacity, the "**Prior Administrator**").

The Company's investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. The Company seeks to achieve its investment objectives primarily through originated loans and other securities, including syndicated loans, of private U.S. companies, typically in the form of first lien senior secured and unitranche loans (including first out/last out loans), and to a lesser extent, second lien, third lien, unsecured and subordinated loans and other debt and equity securities.

The Company commenced its loan origination and investment activities on November 20, 2018.

On October 28, 2021, the Company priced its initial public offering (**"IPO"**), and the Company's common shares of beneficial interest (**"Common Shares"**) began trading on the New York Stock Exchange (**"NYSE"**). See "*Note 9. Net Assets*" for further details.

## Note 2. Significant Accounting Policies

### Basis of Presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (**"GAAP"**) and pursuant to the requirements for reporting on Form 10-K and Article 6 of Regulation S-X. As an investment company, the Company applies the accounting and reporting guidance in Accounting Standards Codification (**"ASC"**) Topic 946, *Financial Services — Investment Companies* (**"ASC 946"**) issued by the Financial Accounting Standards Board (**"FASB"**).

In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated financial statements for the periods presented have been included.

All intercompany balances and transactions have been eliminated.

Certain prior period information has been reclassified to conform to the current period presentation.

### *Use of Estimates*

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Such amounts could differ from those estimates and such differences could be material. Assumptions and estimates regarding the valuation of investments involve a higher degree of judgment and complexity and these assumptions and estimates may be significant to the consolidated financial statements. Actual results may ultimately differ from those estimates.

### *Consolidation*

As provided under ASC 946, the Company will not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company.

The Company consolidated the results of the Company's wholly-owned subsidiaries which are considered to be investment companies. As of December 31, 2025, the Company's consolidated subsidiaries were BGSL Jackson Hole Funding LLC (**"Jackson Hole Funding"**), BGSL Breckenridge Funding LLC (**"Breckenridge Funding"**), BGSL Big Sky Funding LLC (**"Big Sky Funding"**), BXSL CLO 2024-1 LLC (the **"2024-1 Issuer"**), BXSL CLO 2024-1 Depositor LLC, BXSL CLO 2025-1 LLC ("**BXSL CLO 2025-1**"), BGSL Investments LLC (**"BGSL Investments"**), BXSL Associates GP (Lux) S.à r.l, BXSL Direct Lending (Lux) SCSp, BXSL C-1 LLC, and BXSL C-2 Funding LLC.

### *Cash and Cash Equivalents and Restricted Cash*

Cash and cash equivalents consist of demand deposits and highly liquid investments, such as money market funds, with original maturities of three months or less. Cash and cash equivalents are carried at cost, which approximates fair value. The Company deposits its cash and cash equivalents with financial institutions which, at times, may exceed the Federal Deposit Insurance Corporation insured limit. Restricted cash and cash equivalents include amounts that are collected and are held by trustees who have been appointed as custodians of the assets securing certain of the Company's financing transactions. Restricted cash and cash equivalents are held by the trustees for payment of interest expense and principal on the outstanding borrowings or reinvestment into new assets.

### *Investments*

Investment transactions are recorded on a trade date basis.

Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries, and is recorded within Net realized gain (loss) on the Consolidated Statements of Operations.

The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period, and is recorded within Net change in unrealized appreciation (depreciation) on the Consolidated Statements of Operations.

*Valuation of Investments*

The Company is required to report its investments, including those for which current market values are not readily available, at fair value.

The Company values its investments in accordance with ASC 820, *Fair Value Measurements* (**"ASC 820"**), which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date, and Rule 2a-5 under the 1940 Act.

Under ASC 820, fair value is based on observable market prices or parameters or derived from such prices or parameters when such quotations are readily available. In accordance with Rule 2a-5 under the 1940 Act, fair value means the value of a portfolio investment for which market quotations are not readily available. A market quotation is "readily available" only when it is a quoted price (unadjusted) in active markets for identical instruments that a fund can access at the measurement date, provided that such a quotation is not considered to be readily available if it is not reliable.

Where prices or inputs are not available or, in the judgment of the Board of Trustees (the **"Board"** or the **"Board of Trustees"**), with assistance of the Advisers, the Audit Committee and independent valuation firm(s), determined to be not reliable, valuation techniques based on the facts and circumstances of the particular investment will be utilized. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments' complexity. In the absence of observable, reliable market prices, the Company values its investments using various valuation methodologies applied on a consistent basis.

An enterprise value (**"EV"**) analysis is generally performed to determine the value of equity investments, control debt investments and non-control debt investments that are credit-impaired, and to determine if debt investments are credit-impaired. The Advisers will generally utilize approaches including the market approach, the income approach or both approaches, as appropriate, when calculating EV. The primary method for determining EV for non-control investments, and control investments without reliable projections, uses a multiple analysis whereby appropriate multiples are applied to the portfolio company's earnings before interest, taxes, depreciation and amortization (**"EBITDA"**) or another key financial metric (e.g., such as revenues, cash flows or net income) (**"Performance Multiple"**). Performance Multiples are typically determined based upon a review of publicly-traded comparable companies and market comparable transactions, if any. The second method for determining EV (and primary method for control investments with reliable projections) uses a discounted cash flow analysis whereby future expected cash flows and the anticipated terminal value of the portfolio company are discounted to determine a present value using estimated discount rates. The income approach is generally used when the Advisers have visibility into the long-term projected cash flows of a portfolio company.

If debt investments are credit-impaired, which occurs when there is insufficient coverage under the enterprise value analysis through the respective investment's position in the capital structure, the Advisers generally use the enterprise value "waterfall" approach or a recovery method (if a liquidation or restructuring is deemed likely) to determine fair value. For debt investments that are not determined to be credit-impaired, the Advisers generally use a market interest rate yield analysis to determine fair value. To determine fair value using a yield analysis, the expected cash flows are projected based on the contractual terms of the debt security and discounted back to the measurement date based on a market yield. A market yield is determined based upon an assessment of current and expected market yields for similar investments and risk profiles. The Company considers the current contractual interest rate, the maturity and other terms of the investment relative to risk of the company and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the enterprise value of the portfolio company. As debt investments held by the Company are substantially illiquid with no active transaction market, the Company depends on primary market data, including newly funded transactions, as well as secondary market data with respect to high yield debt

instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable. The fair value of loans with call protection is generally capped at par plus applicable prepayment premium in effect at the measurement date.

ASC 820 prioritizes the use of observable market prices derived from such prices. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

- Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The types of financial instruments included in Level 1 may include unrestricted securities, including equities and derivatives, listed in active markets.

- Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The types of financial instruments in this category may include less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities and certain over-the-counter derivatives where the fair value is based on observable inputs.

- Level 3: Inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category may include debt and equity investments in privately held entities, collateralized loan obligations (**"CLOs"**) and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Board's assessment, with the assistance of the Advisers, the Audit Committee and independent valuation firm(s), of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. Transfers between levels, if any, are recognized at the beginning of the year in which the transfer occurs.

The Company evaluates the source of the inputs, including any markets in which its investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), the Company subjects those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company's investments may fluctuate from period to period, and these differences could be material. Additionally, the fair value of the Company's investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly-traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, it could realize significantly less than the value at which the Company has recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned. See "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates.*"

### Receivables/Payables from Investments Sold/Purchased

Receivables/payables from investments sold/purchased consist of amounts receivable to or payable by the Company for transactions that have not settled at the reporting date.

### Derivative Instruments

The Company recognizes all derivative instruments as assets or liabilities at fair value in its Consolidated Statements of Assets and Liabilities as Derivative assets at fair value and Derivative liabilities at fair value, respectively.

In the normal course of business, the Company has commitments and risks resulting from its investment transactions, which may include those involving derivative instruments. Derivative instruments are measured in terms of the notional contract amount and derive their value based upon one or more underlying instruments. While the notional amount gives some indication of the Company's derivative activity, it generally is not exchanged, but is only used as the basis on which interest and other payments are exchanged. Derivative instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity, and operational risks. The Company manages these risks on an aggregate basis as part of its risk management process.

From time to time, the Company may enter into forward currency contracts which is an obligation between two parties to purchase or sell a specific currency for an agreed-upon price at a future date. The Company utilizes forward currency contracts to economically hedge the currency exposure associated with certain foreign currency denominated assets and liabilities of the Company. The use of forward currency contracts does not eliminate fluctuations in the price of the underlying debt the Company has, but establishes a rate of exchange in advance. Fluctuations in the value of these contracts are measured by the difference in the exchange rates on the contract date and reporting date and are recorded as net change in unrealized appreciation (depreciation). The fair value of the foreign currency forwards is included as Derivative assets at fair value or Derivative liabilities at fair value on the Company's Consolidated Statements of Assets and Liabilities. Changes in the fair value of the foreign currency forwards are presented in Net change in unrealized appreciation (depreciation): Derivative instruments and Net realized gains (losses): Derivative instruments in the Consolidated Statements of Operations.

Additionally, the Company uses interest rate swaps to mitigate interest rate risk associated with the Company's fixed rate liabilities. The fair value of the interest rate swaps is included as Derivative assets at fair value or Derivative liabilities at fair value on the Company's Consolidated Statements of Assets and Liabilities. Changes in fair value of interest rate swaps entered into by the Company and not designated as hedging instruments are presented in Net realized gains (losses) and Net change in unrealized appreciation (depreciation) in the Consolidated Statements of Operations. The Company designated certain interest rate swaps as the hedging instrument in a qualifying fair value hedge accounting relationship, and therefore the change in fair value of the hedging instrument and hedged item are recorded in Interest expense and recognized as components of Interest expense in the Consolidated Statements of Operations. The change in fair value of the interest rate swap is offset by a change in the carrying value of the fixed rate debt.

The fair values of derivative instruments are presented on a net basis in the Consolidated Statements of Assets and Liabilities when they are with the same counterparty, the Company has determined it has a legal right to offset the recognized amounts, and it intends to either settle on a net basis. The Company has elected to offset cash collateral posted to or received from its counterparty against the net fair value of derivative instruments with that counterparty when an enforceable master netting agreement is in place that provides the Company, in the event of counterparty default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations.

### Forward Purchase Agreement

Forward purchase agreements are recognized at fair value through current period gains or losses on the date on which the contract is entered into and are subsequently re-measured at fair value. All forward purchase agreements are carried as assets when fair value is positive and as liabilities when fair value is negative. A forward purchase agreement is derecognized when the obligation specified in the contract is discharged, canceled or expired.

### Foreign Currency Transactions

Amounts denominated in foreign currencies are translated into U.S. dollars (**"USD"**) on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into USD based upon currency exchange rates effective on the last business day of the period; and (ii) purchases and sales of investments, borrowings and repayments of such borrowings, income, and expenses denominated in foreign currencies are translated into USD based upon currency exchange rates prevailing on the transaction dates.

The Company includes net changes in fair values on investments held resulting from foreign exchange rate fluctuations in Translation of assets and liabilities in foreign currencies on the Consolidated Statements of Operations, if any.

Foreign security and currency transactions may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.

### Revenue Recognition

#### Interest Income

Interest income is recorded on an accrual basis and includes the accretion of discounts and amortizations of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including loan origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period. For the years ended December 31, 2025, 2024 and 2023, the Company recorded $24.4 million, $4.7 million and $19.3 million, respectively, in non-recurring interest income (e.g., prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts).

#### PIK Income

The Company has investments in its portfolio that contain payment-in-kind (**"PIK"**) provisions. PIK represents interest that is accrued and recorded as interest income at the contractual rates, increases the loan principal on the respective capitalization dates, and is generally due at maturity. Such income is included in Payment-in-kind interest income in the Consolidated Statements of Operations. If at any point the Company expects that PIK will not be realized, the investment generating PIK will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest is generally reversed through Payment-in-kind interest income. To satisfy the Company's annual RIC distribution requirements, this non-cash source of income must be included in determining the amounts to be paid out to shareholders in the form of dividends, even though the Company has not yet collected cash.

*Dividend Income*

Dividend income on preferred equity securities is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.

*Other Income*

The Company may receive various fees in the ordinary course of business such as structuring, consent, waiver, amendment, syndication and other miscellaneous fees, as well as fees for managerial assistance rendered by the Company to the portfolio companies. Such fees are recognized as income when earned or the services are rendered.

*Non-Accrual Income*

Loans are generally placed on non-accrual status when there is reasonable doubt whether principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management's judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

For further information regarding the non-accrual status of investments, refer to "*Note 4. Investments.*"

**Offering Expenses**

The Company records expenses related to public equity offerings as a reduction of capital upon completion of an offering of registered securities. The costs associated with any renewals of a shelf registration statement will be expensed as incurred.

**Deferred Financing Costs and Debt Issuance Costs**

Deferred financing and debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company's borrowings and debt issuance costs include premiums and discounts to the par value of the respective instruments. These expenses and adjustments are deferred and amortized into interest expense over the life of the related debt instrument. Deferred financing costs related to revolving credit facilities are presented separately as an asset on the Company's Consolidated Statements of Assets and Liabilities. Debt issuance costs, including premiums and discounts to par, related to any issuance of installment debt or notes are presented net against the outstanding debt balance of the related security.

**Income Taxes**

The Company has elected to be treated as a BDC under the 1940 Act. The Company also has elected to be treated as a RIC under the Code. So long as the Company maintains its tax treatment as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company's investors and would not be reflected in the consolidated financial statements of the Company.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. Management has analyzed the Company's tax positions taken, or to be taken, on federal income tax returns for all open tax years, and has concluded that there are no material uncertain tax positions through December 31, 2025. As applicable, the Company's federal tax returns are subject to examination by the Internal Revenue Service for a period of three fiscal years after they are filed.

To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of the sum of (i) its "investment company taxable income" for that year (without regard to the deduction for dividends paid), which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses and (ii) its net tax-exempt income.

In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on certain undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (iii) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed.

For the years ended December 31, 2025, 2024 and 2023, the Company incurred $16.1 million, $14.5 million and $16.8 million, respectively, of U.S. federal excise tax.

Certain of the Company's consolidated subsidiaries are subject to certain U.S. federal and state income taxes. Income tax expense, if any, is included under the income category for which it applies in the Consolidated Statements of Operations.

### Distributions

To the extent that the Company has taxable income available, the Company intends to make quarterly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions will be paid at the discretion of the Board and will depend on the Company's earnings, financial condition, maintenance of the Company's tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as the Board may deem relevant from time to time.

### Segment Reporting

The Company operates as a single reportable segment and as a result, the Company's segment accounting policies are consistent with those described herein and the Company does not have any intra-segment sales and transfers of assets. See *"Note 13. Segment Reporting"* for further information.

### Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (**"FASB"**) issued Accounting Standards Update (**"ASU"**) 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," (**"ASU 2023-09"**), which enhances the income tax disclosure requirements. ASU 2023-09 is effective for fiscal years

beginning after December 15, 2024, and is to be applied prospectively, with an option for retrospective application. The Company adopted ASU 2023-09 effective December 31, 2025 and the adoption did not have a material impact on the Company's consolidated financial statements. See *"Note 11. Income Taxes"* for further information on the adoption of ASU 2023-09.

**Note 3. Agreements and Related Party Transactions**

*Advisory Agreements*

On October 1, 2018, the Company entered into the original investment advisory agreement with the Prior Adviser (the **"Original Investment Advisory Agreement"**), pursuant to which the Prior Adviser was responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company's investments and monitoring its investments and portfolio companies on an ongoing basis.

On October 18, 2021, the Company and the Prior Adviser entered into an amended and restated investment advisory agreement (the **"Original A&R Investment Advisory Agreement"**). The Original A&R Investment Advisory Agreement was substantially the same as the Original Investment Advisory Agreement except, following the IPO, the incentive fee on income became subject to a twelve-quarter lookback quarterly hurdle rate of 1.50% as opposed to a single quarter measurement and became subject to an Incentive Fee Cap (as defined below) based on the Company's Cumulative Net Return (as defined below). The amendment to the Original Investment Advisory Agreement did not result in higher fees (on a cumulative basis) payable to the Prior Adviser than the fees that would have otherwise been payable to the Prior Adviser under the Original Investment Advisory Agreement.

On November 7, 2024, the Board approved the Prior Adviser's assignment of the Original A&R Investment Advisory Agreement to the Adviser pursuant to Rule 2a-6 under the 1940 Act, effective January 1, 2025. The Board, including a majority of the trustees who are not "interested persons" (as such term is defined in Section 2(a)(19) of the 1940 Act) (the **"Independent Trustees"**), also approved the second amended and restated investment advisory agreement (the **"Investment Advisory Agreement"**) to acknowledge such assignment. Accordingly, effective January 1, 2025, the Adviser became the Company's investment adviser pursuant to the Investment Advisory Agreement. Further, on November 7, 2024, the Board approved the sub-advisory agreement (the **"Sub-Advisory Agreement,"** and together with the Investment Advisory Agreement, the **"Advisory Agreements"**) between the Company, the Adviser and the Sub-Adviser. Accordingly, effective January 1, 2025, the Sub-Adviser became the Company's investment sub-adviser pursuant to the Sub-Advisory Agreement. These changes were the result of a reorganization of certain subsidiaries of Blackstone and did not result in any change in the aggregate fees paid by the Company. Further, the nature and level of services provided to the Company remain the same, as well as the personnel that provide investment management services to the Company on behalf of the Advisers.

The Advisory Agreements were most recently renewed and approved by the Board, including a majority of the Independent Trustees, on April 30, 2025, for a one-year period ending on May 31, 2026, and, unless terminated earlier, will renew from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of the Company's outstanding voting securities and, in each case, a majority of the Independent Trustees. The Company may terminate the Advisory Agreements, without payment of any penalty, upon 60 days' written notice. The Advisory Agreements will automatically terminate in the event of their assignment within the meaning of the 1940 Act and related U. S. Securities and Exchange Commission (**"SEC"**) guidance and interpretations.

The Company pays the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee is borne by the shareholders. The sub-advisory fees payable to the Sub-Adviser under the Sub-Advisory Agreement will be paid by the Adviser out of its own advisory fees rather than paid separately by the Company.

The Adviser implemented a waiver effective from the consummation of the IPO to extend the Company's pre-IPO fee structure for a period of two years. With the waiver in place, instead of having the base management fee and each incentive fee increase to 1.00% and 17.5%, respectively, following the IPO, each such fee remained at 0.75% and 15.0%, respectively, for a period of two years following the IPO (the **"Waiver Period"**). As a result of the fee waiver, the pre-listing management fee and incentive fee rates paid by the Company to the Adviser did not increase during the Waiver Period. Amounts waived by the Adviser are not subject to recoupment by the Adviser. The Waiver Period ended on October 28, 2023.

*Base Management Fees*

Starting from the consummation of the IPO, the management fee pursuant to the Investment Advisory Agreement is payable quarterly in arrears at an annual rate of 1.0% of the average value of the Company's "gross assets" at the end of the two most recently completed calendar quarters. For purposes of the Investment Advisory Agreement, "gross assets" means the Company's total assets determined on a consolidated basis in accordance with GAAP, excluding undrawn commitments but including assets purchased with borrowed amounts. The management fee was calculated for the quarter-ended December 31, 2021, and the quarter-ended December 31, 2023, at a weighted rate calculated based on the fee rates applicable before and after the consummation of the IPO and the expiration of the Waiver Period based on the number of days in the calendar quarter before and after the consummation of the IPO and the expiration of the Waiver Period.

Prior to the consummation of the IPO, the management fee was 0.75% of the average value of the Company's gross assets at the end of the two most recently completed calendar quarters. In order to maintain the same management fee arrangement that the Company had in place prior to the IPO for a period of time following the consummation of the IPO, the Adviser voluntarily waived its right to receive the base management fee in excess of 0.75% of the average value of the Company's gross assets at the end of the two most recently completed calendar quarters during the Waiver Period. Amounts waived by the Adviser are not subject to recoupment by the Adviser.

For the years ended December 31, 2025 and 2024, base management fees were $140.0 million and $116.6 million, respectively. For the year ended December 31, 2023, base management fees were $98.1 million, of which $20.2 million were waived. The Waiver Period ended on October 28, 2023.

As of December 31, 2025 and December 31, 2024, $36.1 million and $32.3 million, respectively, was payable to the Adviser and the Prior Adviser, as applicable, relating to management fees.

*Incentive Fees*

The incentive fees consist of two components that are determined independently of each other, with the result that one component may be payable even if the other is not. One component is based on income and the other component is based on capital gains, each as described below:

*(i) Income Based Incentive Fee*

The first part of the incentive fee, an income based incentive fee, is calculated and payable quarterly in arrears based on the Company's Pre-Incentive Fee Net Investment Income Returns. **"Pre-Incentive Fee Net Investment Income Returns"** means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Company's net assets at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company's operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee).

Pre-Incentive Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon securities), accrued income that the Company has not yet received in cash. Pre-incentive fee net investment income excludes any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The Company excludes the impact of expense support payments and recoupments from pre-incentive fee net investment income. Shareholders may be charged a fee on an income amount that is higher than the income they may ultimately receive.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of the Company's net assets at the end of the immediately preceding quarter, is compared to a "hurdle rate" of return of 1.5% per quarter (6.0% annualized).

Pursuant to the Investment Advisory Agreement, the Company is required to pay an income based incentive fee of 17.5% (15% prior to the consummation of the IPO), with a 1.5% hurdle and 100% catch-up. However, the Adviser implemented a voluntary waiver with respect to the income based incentive fee during the Waiver Period. The Adviser voluntarily waived its right to receive an income based incentive fee above 15% during the Waiver Period and amounts waived by the Adviser are not subject to recoupment by the Adviser.

The Company pays the Adviser an income based incentive fee based on its aggregate pre-incentive fee net investment income, as adjusted as described above, from the calendar quarter then ending and the eleven preceding calendar quarters (such period, the **"Trailing Twelve Quarters"**).

The hurdle amount for the income based incentive fee is determined on a quarterly basis and is equal to 1.5% multiplied by the Company's NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments for issuances by the Company of Common Shares, including issuances pursuant to its dividend reinvestment plan ("**DRIP**") and distributions that occurred during the relevant Trailing Twelve Quarters. The income based incentive fee for any partial period will be appropriately prorated.

For the income based incentive fee, the Company will pay the Adviser a quarterly incentive fee based on the amount by which (A) aggregate pre-incentive fee net investment income in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the **"Excess Income Amount."**

The income based incentive fee for each quarter will be determined as follows:

- No income based incentive fee is payable to the Adviser for any calendar quarter for which there is no Excess Income Amount.

- The Adviser will be paid 100% of the pre-incentive fee net investment income in respect of the Trailing Twelve Quarters, if any, that exceeds the hurdle amount for such Trailing Twelve Quarters, but is less than or equal to an amount, which we refer to as the "**Catch-up Amount**," determined as the sum of 1.82% (7.27% annualized) (1.76% (7.06% annualized) during the Waiver Period), multiplied by the Company's NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters that is included in the calculation of the incentive fee based on income.

- The Adviser will be paid 17.5% (15% during the Waiver Period), of the pre-incentive fee net investment income in respect of the Trailing Twelve Quarters that exceeds the Catch-up Amount.

The amount of the income based incentive fee that will be paid to the Adviser for a particular quarter will equal the excess of (a) the income based incentive fee so calculated over (b) the aggregate income based incentive fee that was paid in respect of the first eleven calendar quarters included in the relevant Trailing Twelve Quarters subject to the Incentive Fee Cap as described below.

The income based incentive fee that will be paid to the Adviser for a particular quarter is subject to a cap (the **"Incentive Fee Cap"**). The Incentive Fee Cap for any quarter is an amount equal to (a) 17.5% (15% prior to the end of the Waiver Period) of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate income based incentive fee that was paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

**"Cumulative Net Return"** means (x) the pre-incentive fee net investment income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss (as defined below), if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company will pay no income based incentive fee to the Adviser for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the income based incentive fee that is payable to the Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an income based incentive fee to the Adviser equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the income based incentive fee that is payable to the Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an income based incentive fee to the Adviser equal to the incentive fee calculated as described above for such quarter without regard to the Incentive Fee Cap.

**"Net Capital Loss"** in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

These calculations are prorated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. As the consummation of the IPO occurred on a date other than the first day of a calendar quarter, the income based incentive fee with respect to the Company's pre-incentive fee net investment income was calculated for such calendar quarter at a weighted rate calculated based on the fee rates applicable before and after the consummation of the IPO based on the number of days in such calendar quarter before and after the consummation of the IPO. In no event will the amendments to the income based incentive fee include the Incentive Fee Cap and allow the Adviser to receive greater cumulative income based incentive fees under the Investment Advisory Agreement than it would have under the Original Investment Advisory Agreement. Amounts waived by the Prior Adviser are not subject to recoupment by the Prior Adviser.

For the years ended December 31, 2025 and 2024, the Company accrued income based incentive fees of $126.7 million and $150.1 million, respectively. For the year ended December 31, 2023, the Company accrued income based incentive fees of $134.2 million, of which $15.6 million were waived. The Waiver Period ended on October 28, 2023.

As of December 31, 2025 and December 31, 2024, there was $26.4 million and $38.7 million, respectively, payable to the Adviser and the Prior Adviser, as applicable, for income based incentive fees.

*(ii) Capital Gains Based Incentive Fee*

Starting from the completion of the IPO, the second part of the incentive fee, a capital gains based incentive fee, is determined and payable in arrears as of the end of each calendar year in an amount equal to 17.5% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains based incentive fees as calculated in accordance with GAAP.

The Company will accrue, but will not pay, a capital gains based incentive fee with respect to unrealized appreciation because a capital gains based incentive fee would be owed to the Adviser if the Company were to sell the relevant investment and realize a capital gain. Amounts waived by the Adviser or Prior Adviser are not subject to recoupment by the Adviser or Prior Adviser, as applicable.

For the years ended December 31, 2025 and 2024, the Company accrued no capital gains based incentive fees. For the year ended December 31, 2023, the Company reversed previously accrued capital gains based incentive fees of $5.5 million. As of December 31, 2025 and December 31, 2024, no amount was payable to the Adviser and the Prior Adviser, as applicable, for capital gains based incentive fees.

*Administration Agreements*

On October 1, 2018, the Company entered into the original Administration Agreement with the Prior Administrator (the **"Prior Administration Agreement"**). On November 7, 2024, the Board approved the termination of the Prior Administration Agreement, effective December 31, 2024, and the entry into of the Administration Agreement between the Company and the Administrator, effective January 1, 2025. Accordingly, effective January 1, 2025, the Administrator became the Company's administrator pursuant to the Administration Agreement. Further, on November 7, 2024, the Board approved the Sub-Administration Agreement between the Administrator, on behalf of the Company, and the Sub-Administrator. Accordingly, effective January 1, 2025, the Sub-Administrator become one of the Company's sub-administrators pursuant to the Sub-Administration Agreement. To acknowledge the change of the administrator, the Board also approved the assignment of the third party sub-administration agreement (the **"State Street Sub-Administration Agreement"**) with State Street Bank and Trust Company (the **"State Street Sub-Administrator"**) from the Prior Administrator to the Administrator, effective January 1, 2025. These changes did not result in any change in the aggregate fees paid by the Company. Further, the nature and level of services provided to the Company remain the same, as well as the personnel that provide administrative services to the Company on behalf of the Administrators.

Under the terms of the Administration Agreements, the Administrators provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of the Company's other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of the Board, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. The Administrator may also offer to provide, on the Company's behalf, managerial assistance to the Company's portfolio companies. The initial term of the Prior Administration Agreement was two years from October 1, 2018. Unless earlier terminated, the Administration Agreements will renew automatically for successive annual periods, provided that such continuance is approved at least annually by (i) the vote of the Board or by a majority vote of the outstanding voting securities of the Company and (ii) the vote of a majority of the Independent Trustees. The Administration Agreements were most recently renewed and approved by the Board, including a majority of the Independent Trustees, on April 30, 2025, for a one-year period ending on May 31, 2026, and, unless terminated earlier, will renew automatically from year to year thereafter if approved annually by a majority of the Board or by the holders of a majority of the Company's outstanding voting securities and, in each case, a majority of the Independent Trustees.

For providing these services, the Company will reimburse the Administrator for the costs, expenses and allocable portion of overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrators in performing their administrative obligations under the Administration Agreements, including but not limited to: (i) the Company's chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals (including information technology professionals) at the Administrators that perform duties for the Company; and (iii) any internal audit group personnel of Blackstone or any of its affiliates. The Administrator and the Prior Administrator have not historically, and the Administrator does not currently, calculate the amount of rent and other occupancy costs allocable to the Company, and the Administrator and the Prior Administrator have not indicated an intention to seek reimbursement from the Company for such costs. Thus, the Administrator and the Prior Administrator, as applicable, have waived their rights to any reimbursement for rent and other occupancy costs for prior periods, including for the years ended December 31, 2025, 2024 and 2023. The Administrator and the Prior Administrator cannot recoup any expenses that they have previously waived. However, in future periods, the Administrator

may choose to establish an allocation methodology to calculate these costs and seek reimbursement from the Company, in which case the Company will accrue and reimburse the Administrator for such costs for that period.

For the year ended December 31, 2025, the Company incurred $3.5 million, in expenses under the Administration Agreement, which were recorded in Administrative service expenses in the Company's Consolidated Statements of Operations. For the years ended December 31, 2024 and 2023, the Company incurred $2.6 million and $2.2 million, respectively, in expenses under the Prior Administration Agreement, which were recorded in Administrative service expenses in the Company's Consolidated Statements of Operations.

As of December 31, 2025 and December 31, 2024, $1.6 million and $1.5 million, respectively, was unpaid and included in Due to affiliates in the Consolidated Statements of Assets and Liabilities.

### Sub-Administration and Custody Agreement

On October 1, 2018, the Prior Administrator entered into the State Street Sub-Administration Agreement with the State Street Sub-Administrator under which the State Street Sub-Administrator provides various accounting and administrative services to the Company. The State Street Sub-Administrator also serves as the Company's custodian. On November 7, 2024, the Board approved the assignment of the State Street Sub-Administration Agreement from the Prior Administrator to the Administrator, effective January 1, 2025. The initial term of the State Street Sub-Administration Agreement was two years from the effective date and after expiration of the initial term and the State Street Sub-Administration Agreement shall automatically renew for successive one-year periods, unless a written notice of non-renewal is delivered prior to 120 days prior to the expiration of the initial term or renewal term.

### Expense Support and Conditional Reimbursement Agreement

On December 12, 2018, the Company entered into an Expense Support and Conditional Reimbursement Agreement (the **"Expense Support Agreement"**) with the Sub-Adviser pursuant to which the Sub-Adviser was able to elect to pay certain expenses of the Company on the Company's behalf (each, an **"Expense Payment"**) and the Company was required to pay the Excess Operating Funds (as defined in the Expense Support Agreement), or a portion thereof (any such payments required to be made by the Company to the Sub-Adviser, a **"Reimbursement Payment"**), to the Sub-Adviser until such time as all Expense Payments made by the Sub-Adviser to the Company within three years prior to the last business day of such calendar quarter were reimbursed.

The Expense Support Agreement terminated by its own terms on October 28, 2021. The Company's obligation to make Reimbursement Payments terminated on October 28, 2024. As of December 31, 2024, there were no amounts subject to the Reimbursement Payment obligation. As of December 31, 2024, there were no unreimbursed Expense Payments remaining. For the years ended December 31, 2024 and 2023, the Sub-Adviser made no Expense Payments and the Company made no Reimbursement Payments related to Expense Payments by the Sub-Adviser.

### Other Related Party Transactions

In the ordinary course of the Company's business, the Company and its subsidiaries may buy loans from, and sell loans, to other investors, including QIA FIG Glass Holding Limited or its subsidiaries (**"QIA"**), on an arm's-length basis. As a result of its ownership of more than 5% of the Company's Common Shares, QIA is considered to be a "related person." For the years ended December 31, 2025 and 2023, there were no reportable related party transactions. For the year ended December 31, 2024, the Company purchased a loan from QIA with a par value of $3.4 million for a total cash purchase price based on then-current fair value (at the time of purchase) of $3.4 million.

## Note 4. Investments

The composition of the Company's investment portfolio at cost and fair value was as follows:

| | December 31, 2025 | | | December 31, 2024 | | |
|---|---|---|---|---|---|---|
| | Cost | Fair Value | % of Total Investments at Fair Value | Cost | Fair Value | % of Total Investments at Fair Value |
| First lien debt . . . | $14,066,122 | $13,866,434 | 97.6% | $12,959,332 | $12,830,389 | 98.0% |
| Second lien debt . . . . . . . . | 232,448 | 231,650 | 1.6 | 122,634 | 119,184 | 0.9 |
| Unsecured debt . . . . . . . . | 13,049 | 12,278 | 0.1 | 33,644 | 33,521 | 0.3 |
| Equity . . . . . . . . | 76,348 | 96,932 | 0.7 | 77,609 | 109,424 | 0.8 |
| Total . . . . . . . . . | $14,387,967 | $14,207,294 | 100.0% | $13,193,219 | $13,092,518 | 100.0% |

The industry composition of investments at fair value was as follows:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Aerospace & Defense . . . . . . . . . . . . . . . . . . . . . | 4.1% | 4.4% |
| Air Freight & Logistics . . . . . . . . . . . . . . . . . . | 1.9 | 3.0 |
| Auto Components [1][2] . . . . . . . . . . . . . . . . . . . | 0.0 | 0.0 |
| Biotechnology . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.1 | — |
| Building Products . . . . . . . . . . . . . . . . . . . . . . . | 1.3 | 2.4 |
| Chemicals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.3 | 0.3 |
| Commercial Services & Supplies . . . . . . . . . . . | 8.0 | 7.7 |
| Construction & Engineering . . . . . . . . . . . . . . . | 1.2 | 0.8 |
| Consumer Staples Distribution & Retail [1] . . . | 0.0 | — |
| Containers & Packaging . . . . . . . . . . . . . . . . . . | 0.2 | 0.2 |
| Distributors . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2.1 | 3.1 |
| Diversified Consumer Services . . . . . . . . . . . . | 4.2 | 4.6 |
| Diversified Telecommunication Services . . . . . | 0.1 | 1.0 |
| Electric Utilities . . . . . . . . . . . . . . . . . . . . . . . . . | 1.4 | 1.1 |
| Electrical Equipment . . . . . . . . . . . . . . . . . . . . | 1.4 | 0.8 |
| Electronic Equipment, Instruments & Components . . . . . . . . . . . . . . . . . . . . . . . . . | 2.1 | 1.9 |
| Energy Equipment & Services . . . . . . . . . . . . . | 0.2 | 0.2 |
| Financial Services . . . . . . . . . . . . . . . . . . . . . . . | 0.4 | 0.3 |
| Ground Transportation . . . . . . . . . . . . . . . . . . . | 0.1 | 0.2 |
| Health Care Equipment & Supplies . . . . . . . . . | 0.4 | 0.7 |
| Health Care Providers & Services . . . . . . . . . . | 9.5 | 9.2 |
| Health Care Technology . . . . . . . . . . . . . . . . . . | 5.6 | 5.0 |
| Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9.3 | 7.4 |
| Interactive Media & Services . . . . . . . . . . . . . . | 0.3 | 0.5 |
| Internet & Direct Marketing Retail . . . . . . . . . | — | 2.4 |
| IT Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4.3 | 4.4 |
| Life Sciences Tools & Services . . . . . . . . . . . . | 0.8 | 0.6 |
| Machinery . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.3 | 0.2 |
| Marine . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.4 | 0.4 |
| Media . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.6 | 0.4 |

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Oil, Gas & Consumable Fuels | 0.5% | 0.6% |
| Paper & Forest Products | 0.1 | 0.1 |
| Pharmaceuticals | 0.4 | 0.2 |
| Professional Services | 9.7 | 8.4 |
| Real Estate Management & Development | 1.4 | 1.1 |
| Software | 20.5 | 20.1 |
| Specialty Retail | 1.3 | 1.3 |
| Technology Hardware, Storage & Peripherals | 0.6 | 0.6 |
| Trading Companies & Distributors | 0.9 | 1.0 |
| Transportation Infrastructure | 2.9 | 3.4 |
| Wireless Telecommunication Services | 0.1 | — |
| **Total** | 100.0% | 100.0% |

(1) Amount rounds to less than 0.1% as of December 31, 2025.
(2) Amount rounds to less than 0.1% as of December 31, 2024.

The geographic composition of investments at cost and fair value was as follows:

|  | December 31, 2025 | | | |
|---|---|---|---|---|
|  | Cost | Fair Value | % of Total Investments at Fair Value | Fair Value as % of Net Assets |
| United States | $12,488,551 | $12,259,789 | 86.3% | 196.3% |
| Europe | 1,601,031 | 1,645,999 | 11.6 | 26.3 |
| Bermuda/Cayman Islands | 148,220 | 148,966 | 1.0 | 2.4 |
| Canada | 138,265 | 140,444 | 1.0 | 2.3 |
| Asia | 11,900 | 12,096 | 0.1 | 0.2 |
| **Total** | $14,387,967 | $14,207,294 | 100.0% | 227.5% |

|  | December 31, 2024 | | | |
|---|---|---|---|---|
|  | Cost | Fair Value | % of Total Investments at Fair Value | Fair Value as % of Net Assets |
| United States | $11,663,322 | $11,595,231 | 88.6% | 190.8% |
| Europe | 1,138,542 | 1,104,837 | 8.4 | 18.2 |
| Canada | 241,124 | 242,103 | 1.8 | 4.0 |
| Bermuda/Cayman Islands | 149,595 | 149,735 | 1.2 | 2.5 |
| Asia | 636 | 612 | 0.0 | 0.0 |
| **Total** | $13,193,219 | $13,092,518 | 100.0% | 215.5% |

As of December 31, 2025 and December 31, 2024, five borrowers (across eight loans) and four borrowers (five loans) in the portfolio were on non-accrual status, respectively.

As of December 31, 2025 and December 31, 2024, on a fair value basis, 99.6% and 99.8%, respectively, of performing debt investments bore interest at a floating rate and 0.4% and 0.2%, respectively, of performing debt investments bore interest at a fixed rate.

**Note 5. Fair Value Measurements**

The following tables present the fair value hierarchy of financial instruments:

| | December 31, 2025 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| First lien debt | $— | $106,617 | $13,759,817 | $13,866,434 |
| Second lien debt | — | — | 231,650 | 231,650 |
| Unsecured debt | — | — | 12,278 | 12,278 |
| Equity | 438 | — | 96,494 | 96,932 |
| **Total** | $438 | $106,617 | $14,100,239 | $14,207,294 |

| | December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| First lien debt | $— | $115,753 | $12,714,636 | $12,830,389 |
| Second lien debt | — | — | 119,184 | 119,184 |
| Unsecured debt | — | — | 33,521 | 33,521 |
| Equity | — | — | 109,424 | 109,424 |
| **Total** | $— | $115,753 | $12,976,765 | $13,092,518 |

Within Investments at fair value, substantially all Equity investments are illiquid and privately negotiated in nature and are subject to contractual sale constraints or other restrictions pursuant to their respective governing or similar agreements. Approximately $5.8 million of such Equity investments have a sale constraint or other restriction that will lapse after a predetermined date; the weighted average remaining duration of such restrictions is 4.2 years.

The following tables present changes in the fair value of financial instruments for which Level 3 inputs were used to determine the fair value:

| | For the Year Ended December 31, 2025 | | | | |
| --- | --- | --- | --- | --- | --- |
| | First Lien Debt | Second Lien Debt | Unsecured Debt | Equity | Total |
| Fair value, beginning of period | $12,714,636 | $119,184 | $ 33,521 | $109,424 | $12,976,765 |
| Purchases of investments | 3,252,217 | 112,881 | 1,877 | 3,416 | 3,370,391 |
| Proceeds from principal repayments and sales of investments | (2,183,549) | (3,462) | (22,548) | (12,455) | (2,222,014) |
| Accretion of discount (amortization of premium) | 51,373 | 395 | 76 | — | 51,844 |
| Net realized gain (loss) | (7,923) | — | — | 7,522 | (401) |
| Net change in unrealized appreciation (depreciation) | (73,904) | 2,652 | (648) | (11,413) | (83,313) |
| Transfers into Level 3 [1] | 6,967 | — | — | — | 6,967 |
| Transfers out of Level 3 [1] | — | — | — | — | — |
| **Fair value, end of period** | $13,759,817 | $231,650 | $ 12,278 | $ 96,494 | $14,100,239 |
| Net change in unrealized appreciation (depreciation) included in earnings related to financial instruments still held as of December 31, 2025 included in net change in unrealized appreciation (depreciation) on the Consolidated Statements of Operations | $ (74,544) | $ 2,166 | $ (889) | $ (6,367) | $ (79,634) |

| | For the Year Ended December 31, 2024 | | | | |
|---|---|---|---|---|---|
| | First Lien Debt | Second Lien Debt | Unsecured Debt | Equity | Total |
| Fair value, beginning of period . . . . . . . . . . . . . . | $ 9,564,203 | $ 41,515 | $ 9,924 | $ 94,940 | $ 9,710,582 |
| Purchases of investments . . . . . . . . . . . . . . . . . . | 3,911,214 | 79,441 | 23,669 | 14,129 | 4,028,453 |
| Proceeds from principal repayments and sales of investments . . . . . . . . . . . . . . . . . . . . . . . . | (789,651) | (271) | — | (492) | (790,414) |
| Accretion of discount (amortization of premium) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 38,337 | 116 | 45 | — | 38,498 |
| Net realized gain (loss) . . . . . . . . . . . . . . . . . . . | (19,498) | — | — | 492 | (19,006) |
| Net change in unrealized appreciation (depreciation) . . . . . . . . . . . . . . . . . . . . . . . | (34,427) | (1,617) | (117) | 355 | (35,806) |
| Transfers into Level 3 [1] . . . . . . . . . . . . . . . . . . | 45,260 | — | — | — | 45,260 |
| Transfers out of Level 3 [1] . . . . . . . . . . . . . . . . | (802) | — | — | — | (802) |
| **Fair value, end of period** . . . . . . . . . . . . . . . . | $12,714,636 | $119,184 | $33,521 | $109,424 | $12,976,765 |
| Net change in unrealized appreciation (depreciation) included in earnings related to financial instruments still held as of December 31, 2024 included in net change in unrealized appreciation (depreciation) on the Consolidated Statements of Operations . . . . . | $ (33,283) | $ (1,619) | $ (118) | $ 356 | $ (34,664) |

(1)   For the years ended December 31, 2025 and 2024, transfers into or out of Level 3 were primarily due to decreased or increased price transparency.

The following tables present quantitative information about the significant unobservable inputs of the Company's Level 3 financial instruments. These tables are not intended to be all-inclusive but instead capture the significant unobservable inputs relevant to the Company's determination of fair value.

| | December 31, 2025 | | | | | |
|---|---|---|---|---|---|---|
| | | | | Range | | |
| | Fair Value | Valuation Technique | Unobservable Input | Low | High | Weighted Average [1] |
| Investments in first lien debt . . . . . . . . . . . . . . . . | $13,198,498 | Yield Analysis | Discount Rate | 6.94% | 19.36% | 9.44% |
| | 462,825 | Asset Recoverability | Market Multiple | 7.25x | 12.47x | 11.23x |
| | 98,494 | Market Quotations | Broker quoted price | 97.25 | 100.00 | 99.97 |
| | 13,759,817 | | | | | |
| Investments in second lien debt . . . . . . . . . . . . . . . . | 231,650 | Yield Analysis | Discount Rate | 8.45% | 15.78% | 10.11% |
| Investments in unsecured debt . . . . . . . . . . . . . . . . | 12,278 | Yield Analysis | Discount Rate | 15.10% | 15.10% | 15.10% |
| Investments in equity . . . . . | 62,579 | Market Approach | Performance Multiple | 6.40x | 33.63x | 12.28x |
| | 19,678 | Yield Analysis | Discount Rate | 12.50% | 19.50% | 15.08% |
| | 11,235 | Option Pricing Model | Expected Volatility | 32.00% | 70.50% | 33.34% |
| | 3,002 | Asset Recoverability | Market Multiple | 8.50x | 16.00x | 11.22x |
| | 96,494 | | | | | |
| **Total** . . . . . . . . . . . . . . . . | $14,100,239 | | | | | |

| | | | | December 31, 2024 | | |
|---|---|---|---|---|---|---|
| | | | | | Range | |
| | **Fair Value** | **Valuation Technique** | **Unobservable Input** | **Low** | **High** | **Weighted Average** [1] |
| Investments in first lien debt .................. | $12,546,382 | Yield Analysis | Discount Rate | 7.00% | 22.67% | 10.15% |
| | 102,316 | Market Quotations | Broker Quoted Price | 97.00 | 100.57 | 100.08 |
| | 63,879 | Asset Recoverability | Market Multiple | 10.00x | 10.75x | 10.40x |
| | 2,059 | Asset Recoverability | Discount Rate | 10.33% | 10.92% | 10.36% |
| | 12,714,636 | | | | | |
| Investments in second lien debt .................. | 119,184 | Yield Analysis | Discount Rate | 8.86% | 16.73% | 11.52% |
| Investments in unsecured debt .................. | 33,521 | Yield Analysis | Discount Rate | 7.71% | 13.94% | 10.12% |
| Investments in equity .... | 69,633 | Market Approach | Performance Multiple | 2.30x | 30.00x | 10.11x |
| | 21,697 | Yield Analysis | Discount Rate | 9.54% | 19.47% | 15.55% |
| | 14,499 | Option Pricing Model | Expected Volatility | 23.50% | 70.50% | 34.03% |
| | 3,166 | Asset Recoverability | Market Multiple | 10.00x | 10.75x | 10.50x |
| | 429 | Transaction Price | N/A | | | |
| | 109,424 | | | | | |
| **Total** .................. | $12,976,765 | | | | | |

(1) Weighted averages are calculated based on fair value of investments.

The significant unobservable input used in the yield analysis is the discount rate based on comparable market yields. Significant increases in discount rates would result in a significantly lower fair value measurement. The significant unobservable input used for market quotations are broker quoted prices provided by independent pricing services. The significant unobservable input used under the market approach is the Performance Multiple. The significant unobservable inputs used under the asset recoverability approach are the market multiple and discount rate. Significant decreases in quoted prices, Performance Multiples, or market multiples would result in a significantly lower fair value measurement. The significant input used in the option pricing model is expected volatility. Significant increases or decreases in expected volatility could result in a significantly higher or significantly lower fair market value measurement, respectively.

***Financial Instruments Not Carried at Fair Value***

*Debt*

The fair value of the Company's SPV Financing Facilities (as defined in Note 7) and Revolving Credit Facility (as defined in Note 7), as of December 31, 2025 and December 31, 2024, approximates their carrying value as the credit facilities have variable interest based on selected short-term rates. These financial instruments would be categorized as Level 3 within the fair value hierarchy.

The following table presents the fair value measurements of the Company's Unsecured Notes and Debt Securitization Notes (as defined in Note 7) had they been accounted for at fair value. These financial instruments would be categorized as Level 3 within the fair value hierarchy as of December 31, 2025 and December 31, 2024.

| | December 31, 2025 Fair Value | December 31, 2024 Fair Value |
|---|---|---|
| 2026 Notes | $ 799,357 | $ 788,880 |
| New 2026 Notes | 691,950 | 672,420 |
| 2027 Notes | 632,710 | 608,725 |
| 2028 Notes | 615,550 | 590,200 |
| November 2027 Notes | 408,680 | 406,440 |
| April 2028 Notes | 706,370 | 698,460 |
| June 2030 Notes | 497,550 | — |
| January 2031 Notes | 494,000 | — |
| 2024-1 Notes | 457,450 | 457,568 |
| **Total** | $5,303,617 | $4,222,693 |

*Other*

As of December 31, 2025 and December 31, 2024, the carrying amounts of the Company's other assets and liabilities approximate fair value. These financial instruments, with the exception of cash and cash equivalents (including money market funds classified within Cash and Cash Equivalents in the Consolidated Statements of Assets and Liabilities) which would be categorized as Level 1, would be categorized as Level 3 within the fair value hierarchy.

**Note 6. Derivatives**

The Company enters into derivative financial instruments in the normal course of business to achieve certain risk management objectives, including managing its foreign currency and interest rate risk exposures.

The net fair value of foreign currency and interest rate derivative contracts are included within Derivative assets at fair value or Derivative liabilities at fair value in the Consolidated Statements of Assets and Liabilities.

The following tables present the aggregate notional amount and fair value hierarchy of the Company's derivative financial instruments as of December 31, 2025 and December 31, 2024:

| | December 31, 2025 | | | | |
|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total Fair Value | Notional |
| **Derivative Assets** | | | | | |
| Foreign currency forward contracts | $— | $ 137 | $— | $ 137 | $ 78,873 |
| Interest rate swaps | — | 22,207 | — | 22,207 | 1,600,000 |
| **Total Derivative assets at fair value** | $— | $22,344 | $— | $22,344 | $1,678,873 |
| **Derivative Liabilities** | | | | | |
| Foreign currency forward contracts | $— | $ (822) | $— | $ (822) | $ 143,979 |
| Interest rate swaps | — | (1,889) | — | (1,889) | 500,000 |
| **Total Derivative liabilities at fair value** | $— | $ (2,711) | $— | $ (2,711) | $ 643,979 |
| Cash collateral posted | | | | $11,286 | |

| | December 31, 2024 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total Fair Value | Notional |
| **Derivative Assets** | | | | | |
| Foreign currency forward contracts .................. | $— | $ 2,401 | $— | $ 2,401 | $171,016 |
| Interest rate swaps .............................. | — | 3,995 | — | 3,995 | 400,000 |
| **Total Derivative assets at fair value** ................ | $— | $ 6,396 | $— | $ 6,396 | $571,016 |
| **Derivative Liabilities** | | | | | |
| Foreign currency forward contracts .................. | $— | $ — | $— | $ — | $ — |
| Interest rate swaps .............................. | — | (7,164) | — | (7,164) | 700,000 |
| **Total Derivative liabilities at fair value** ............. | $— | $(7,164) | $— | $(7,164) | $700,000 |
| Cash collateral posted ............................ | | | | $ 4,807 | |

In the tables above:

- The notional amount represents the absolute value amount of all outstanding derivative contracts.

- All foreign currency derivatives are not designated in hedge relationships.

- All interest rate swaps are designated in fair value hedge relationships.

- The fair value has been presented prior to the application of counterparty netting or cash collateral netting.

The table below presents the impact to the Consolidated Statements of Operations from derivative assets and derivative liabilities not designated in a qualifying hedge accounting relationship for the year ended December 31, 2025 and December 31, 2024, respectively. The net change in unrealized gains and losses on the derivative assets and derivative liabilities not designated in a qualifying hedge accounting relationship are included within Net change in unrealized appreciation (depreciation) on derivative instruments in the Consolidated Statements of Operations. The net realized gains and losses on the derivative assets and derivative liabilities not designated in a qualifying hedge accounting relationship are included within Net realized gain (loss) on derivative instruments in the Consolidated Statements of Operations.

| | For the Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| *Unrealized appreciation (depreciation)* | | |
| Foreign currency forward contracts .......... | $(3,086) | $2,401 |
| **Net change in unrealized appreciation (depreciation)** ........................ | $(3,086) | $2,401 |
| *Realized gain (loss)* | | |
| Foreign currency forward contracts .......... | $(8,836) | $8,784 |
| **Net realized gain (loss)** ................... | $(8,836) | $8,784 |

*Offsetting of Derivative Instruments*

The Company has elected to offset cash collateral posted to or received from its counterparty against the net fair value of derivative instruments with that counterparty. The following tables present the offsetting of the Company's derivative financial instruments as of December 31, 2025 and December 31, 2024:

**As of December 31, 2025**

| Counterparty | Derivative Assets Subject to Master Netting Agreement | Derivatives Available for Offset | Cash Collateral Offset | Net Amount Derivative Asset | Cash Collateral Received [1] | Cash Collateral Received Not Offset [2] |
|---|---|---|---|---|---|---|
| SMBC Capital Markets, Inc. . . . . . . . . | $ 8,251 | $ — | $ — | $ 8,251 | $ — | $ — |
| Wells Fargo Bank, N.A. . . | 14,093 | (2,711) | — | 11,382 | — | — |
| | $22,344 | $(2,711) | $ — | $19,633 | $ — | $ — |

| Counterparty | Derivative Liabilities Subject to Master Netting Agreement | Derivatives Available for Offset | Cash Collateral Offset | Net Amount Derivative Liabilities | Cash Collateral Posted [1] | Cash Collateral Posted Not Offset [2] |
|---|---|---|---|---|---|---|
| SMBC Capital Markets, Inc. . . . . . . . . | $ — | $ — | $ — | $ — | $ 1,805 | $ 1,805 |
| Wells Fargo Bank, N.A. . . | (2,711) | 2,711 | — | — | 9,481 | 9,481 |
| | $(2,711) | $ 2,711 | $ — | $ — | $11,286 | $11,286 |

**As of December 31, 2024**

| Counterparty | Derivative Assets Subject to Master Netting Agreement | Derivatives Available for Offset | Cash Collateral Offset | Net Amount Derivative Asset | Cash Collateral Received [1] | Cash Collateral Received Not Offset [2] |
|---|---|---|---|---|---|---|
| SMBC Capital Markets, Inc. . . . . . . . . | $ 3,995 | $ — | $ — | $ 3,995 | $ — | $ — |
| Wells Fargo Bank, N.A. . . | 2,401 | (2,401) | — | — | — | — |
| | $ 6,396 | $(2,401) | $ — | $ 3,995 | $ — | $ — |

| Counterparty | Derivative Liabilities Subject to Master Netting Agreement | Derivatives Available for Offset | Cash Collateral Offset | Net Amount Derivative Liabilities | Cash Collateral Posted [1] | Cash Collateral Posted Not Offset [2] |
|---|---|---|---|---|---|---|
| SMBC Capital Markets, Inc. . . . . . . . . | $ — | $ — | $ — | $ — | $ 1,770 | $ 1,770 |
| Wells Fargo Bank, N.A. . . | (7,164) | 2,401 | 4,763 | — | 7,800 | 3,037 |
| | $(7,164) | $ 2,401 | $4,763 | $ — | $ 9,570 | $ 4,807 |

(1) No non-cash collateral has been posted to or received from counterparties related to derivative assets or derivative liabilities.
(2) Cash collateral posted to or received from counterparties has been offset against the derivative position with those counterparties to the extent an amount is available to be offset. Cash collateral posted to or received from counterparties in excess of the net derivative positions and not offset is recorded in the Consolidated Statements of Assets and Liabilities as Receivable from Broker or Payable to Broker, respectively.

***Hedging***

The Company designated certain interest rate swaps as the hedging instrument in a qualifying fair value hedge accounting relationship.

The table below presents the impact to the Consolidated Statements of Operations from derivative assets and liabilities designated in a qualifying hedge accounting relationship for the years ended December 31, 2025 and December 31, 2024, respectively.

For derivative instruments designated in qualifying hedge relationships, the change in fair value of the hedging instrument and hedged item is recorded in Interest expense and recognized as components of Interest expense in the Consolidated Statements of Operations.

| | For the Year Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Interest rate swaps | $ 23,085 | $(2,045) |
| Hedged items | $(22,305) | $ 2,896 |

The table below presents the carrying value of unsecured borrowings as of December 31, 2025 and December 31, 2024 that are designated in a qualifying hedging relationship and the related cumulative hedging adjustment (increase/(decrease)) from current and prior hedging relationships included in such carrying values:

| | December 31, 2025 | | December 31, 2024 | |
|---|---|---|---|---|
| Description | Carrying Value | Cumulative Hedging Adjustments | Carrying Value | Cumulative Hedging Adjustments |
| Unsecured notes | $2,091,290 | $19,408 | $1,082,389 | $(2,896) |

**Note 7. Borrowings**

In accordance with the 1940 Act, with certain limitations, the Company is allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowing. On September 25, 2018, the Company's sole initial shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act. As of December 31, 2025 and December 31, 2024, the Company's asset coverage was 177.1% and 185.7%, respectively.

***SPV Financing Facilities***

The following wholly-owned subsidiaries of the Company have entered into secured financing facilities, as described below: Jackson Hole Funding, Breckenridge Funding, Big Sky Funding, and BXSL CLO 2025-1 (collectively the **"SPVs,"** and such secured financing facilities described below, collectively the **"SPV Financing Facilities").**

The obligations of each SPV to the lenders under the applicable SPV Financing Facility are secured by a first priority security interest in all of the applicable SPV's portfolio investments and cash. The obligations of each SPV under the applicable SPV Financing Facility are non-recourse to the Company, and the Company's exposure to the credit facility is limited to the value of its investment in the applicable SPV.

In connection with the SPV Financing Facilities, the applicable SPV has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. Each SPV Financing Facility contains customary events of default for similar financing transactions, including if a change of control of the applicable SPV occurs. Upon the occurrence and during the continuation of an event of default, the lenders under the applicable SPV Financing Facility may declare the outstanding advances and all other obligations under the applicable SPV Financing Facility immediately due and payable. The occurrence of an event of default triggers a requirement that the applicable SPV obtain the consent of the lenders under the applicable SPV Financing Facility prior to entering into any sale or disposition with respect to portfolio investments.

As of December 31, 2025 and December 31, 2024, the Company was in compliance with all covenants and other requirements of each of the SPV Financing Facilities.

*Jackson Hole Funding Facility*

On November 16, 2018, Jackson Hole Funding, the Company's wholly-owned subsidiary that holds primarily originated loan investments, entered into a senior secured revolving credit facility (which was subsequently amended and restated on December 16, 2021, and amended effective as of September 16, 2022, November 15, 2023, December 18, 2023, December 19, 2024 and November 26, 2025 and as further amended from time to time, the **"Jackson Hole Funding Facility"**) with JPMorgan Chase Bank, National Association (**"JPM"**). JPM serves as administrative agent, Citibank, N.A., serves as collateral agent and securities intermediary, Virtus Group, LP serves as collateral administrator and the Company serves as portfolio manager under the Jackson Hole Funding Facility.

Prior to December 19, 2024, advances under the Jackson Hole Funding Facility bore interest at a per annum rate equal to the benchmark in effect for the currency of the applicable advances (which is the three-month term SOFR for dollar advances), plus the applicable margin of 2.375% per annum for certain foreign currency advances to 2.525% per annum for dollar advances. From and after December 19, 2024, advances under the Jackson Hole Funding Facility bear interest at a per annum rate equal to the benchmark in effect for the currency of the applicable advances (which is the three-month Term SOFR for dollar advances), plus the applicable margin of 1.95% per annum for all advances. Jackson Hole Funding is required to utilize a minimum percentage of 75% of the financing commitments. Unused amounts below such minimum utilization amount accrue a fee at a rate of, prior to December 19, 2024, 1.775% per annum, and from and after December 19, 2024, 1.50% per annum. In addition, Jackson Hole Funding pays a commitment fee of 0.48% per annum on the average daily unused amount of the financing commitments in excess of the minimum utilization amount until March 2, 2026. Jackson Hole Funding also pays to JPM an administrative agency fee, in addition to certain other fees, each as agreed between Jackson Hole Funding and JPM.

The maximum commitment amount of the Jackson Hole Funding Facility as of December 31, 2025 was $500.0 million. The Jackson Hole Funding Facility has an accordion feature, subject to the satisfaction of various conditions, which could bring total commitments under the Jackson Hole Funding Facility to up to $900.0 million. Proceeds from borrowings under the Jackson Hole Funding Facility may be used to fund portfolio investments by Jackson Hole Funding and to make advances under delayed draw term loans where Jackson Hole Funding is a lender. The period during which Jackson Hole Funding may make borrowings under the Jackson Hole Funding Facility expires on March 2, 2026 and the Jackson Hole Funding Facility is scheduled to mature on May 17, 2027.

*Breckenridge Funding Facility*

On December 21, 2018, Breckenridge Funding, the Company's wholly-owned subsidiary that holds primarily syndicated loan investments, entered into a senior secured revolving credit facility (which was

subsequently amended on June 11, 2019, August 2, 2019, September 27, 2019, April 13, 2020, October 5, 2021, February 28, 2022, May 19, 2022, November 1, 2023, January 17, 2024, and December 18, 2024, and as further amended from time to time, the **"Breckenridge Funding Facility"**) with BNP Paribas (**"BNP"**). BNP serves as administrative agent, Wells Fargo Bank, National Association (**"Wells Fargo"**) serves as collateral agent and the Company serves as servicer under the Breckenridge Funding Facility.

Prior to December 18, 2024, advances under the Breckenridge Funding Facility bore interest at a per annum rate equal to the three-month Term SOFR (or other base rate) in effect, plus an applicable margin of 1.70%, 2.05% or 2.30% per annum, as applicable, depending on the nature of the advances being requested under the facility. Effective December 18, 2024, advances under the Breckenridge Funding Facility bear interest at a per annum rate equal to the three-month Term SOFR (or other base rate) in effect, plus an applicable margin of 1.90% per annum for all advances. From and after June 17, 2027, the applicable margin for advances under the Breckenridge Funding Facility will increase to 2.40% per annum. Breckenridge Funding pays a commitment fee of 0.70% per annum if the unused facility amount is greater than 50% or 0.35% per annum if the unused facility amount is less than or equal to 50% and greater than 25%, based on the average daily unused amount of the financing commitments until June 18, 2027, in addition to certain other fees as agreed between Breckenridge Funding and BNP.

Proceeds from borrowings under the Breckenridge Funding Facility may be used to fund portfolio investments by Breckenridge Funding and to make advances under delayed draw and revolving loans where Breckenridge Funding is a lender. The period during which Breckenridge Funding may make borrowings under the Breckenridge Funding Facility expires on June 18, 2027 and the Breckenridge Funding Facility is scheduled to mature on June 18, 2029.

*Big Sky Funding Facility*

On December 10, 2019, Big Sky Funding, the Company's wholly-owned subsidiary, entered into a senior secured revolving credit facility (which was subsequently amended on December 30, 2020, September 30, 2021, amended and restated on June 29, 2022, amended on March 30, 2023, amended on June 25, 2024, amended on September 25, 2024, amended on November 20, 2024, and as further amended from time to time, the **"Big Sky Funding Facility"**) with Bank of America, N.A. (**"Bank of America"**). Bank of America serves as administrative agent, Wells Fargo serves as collateral administrator and the Company serves as manager under the Big Sky Funding Facility.

Advances under the Big Sky Funding Facility bear interest at a per annum rate equal to the one-month Term SOFR in effect, plus the applicable margin of (a) until September 25, 2024, 1.80% per annum, (b) from September 25, 2024 to November 19, 2024, a range between 1.50% and 1.95% per annum depending on the nature of the collateral securing the advances, subject to a floor of 1.80% per annum, and (c) from and after November 20, 2024, 1.85% per annum. Big Sky Funding is required to utilize a minimum percentage of 80% of the financing commitments. Unused amounts below such minimum utilization amount accrue a fee at a rate of 1.60% per annum. In addition, Big Sky Funding pays an unused fee of 0.45% per annum on the daily unused amount of the financing commitments in excess of the minimum utilization amount, commencing three months after the closing date of the Big Sky Funding Facility, in addition to certain other fees as agreed between Big Sky Funding and Bank of America.

The maximum commitment amount of the Big Sky Funding Facility as of December 31, 2025 was $650.0 million. The Big Sky Funding Facility has an accordion feature, subject to the satisfaction of various conditions, which could bring total commitments under the Big Sky Funding Facility to up to $800.0 million. Proceeds from borrowings under the Big Sky Funding Facility may be used to fund portfolio investments by Big Sky Funding and to make advances under revolving loans or delayed draw term loans where Big Sky Funding is a lender. The period during which Big Sky Funding may make borrowings under the Big Sky Funding Facility expires on March 30, 2027 and the Big Sky Funding Facility is scheduled to mature on September 30, 2027.

*BXSL 2025-1 Facility*

On December 27, 2024, BXSL CLO 2025-1, the Company's wholly-owned subsidiary created to hold primarily private credit loan investments, entered into a senior secured credit facility (as amended from time to time, the **"BXSL 2025-1 Facility"**) with BNP. BNP serves as administrative agent, Wilmington Trust, National Association (**"Wilmington Trust"**) serves as collateral custodian and the Company serves as collateral manager under the BXSL 2025-1 Facility.

Advances under the BXSL 2025-1 Facility bear interest at a per annum rate equal to the three-month Term SOFR (or other base rate) in effect, plus an applicable margin of 1.65% per annum for all advances. From and after December 27, 2026, the applicable margin for advances under the BXSL 2025-1 Facility will increase to 2.15% per annum.

Proceeds from borrowings under the BXSL 2025-1 Facility may be used to fund portfolio investments by BXSL 2025-1 Facility and to make advances under corporate loans where BXSL CLO 2025-1 is a lender. The period during which BXSL 2025-1 Facility may make borrowings under the BXSL 2025-1 Facility expires on December 27, 2026, and the BXSL 2025-1 Facility is scheduled to mature on December 27, 2028.

*Revolving Credit Facility*

On June 15, 2020, the Company entered into a senior secured revolving credit facility (which was most recently amended on August 4, 2025, and as further amended from time to time, the **"Revolving Credit Facility"**) with Citibank, N.A. (**"Citi"**) serving as administrative agent and collateral agent.

The Revolving Credit Facility provides for borrowings in USD and certain agreed upon foreign currencies. Borrowings under the Revolving Credit Facility are subject to compliance with a borrowing base. As of December 31, 2025, a portion of the Revolving Credit Facility consists of (A) funded term loans in the aggregate principal amount of $433.5 million and (B) revolving commitments in the aggregate principal amount of $2.0 billion and the Revolving Credit Facility provides for the issuance of letters of credit on behalf of the Company in an aggregate face amount not to exceed $175.0 million. Proceeds from the borrowings under the Revolving Credit Facility may be used for general corporate purposes of the Company and its subsidiaries in the ordinary course of business. Availability of the revolver under the Revolving Credit Facility will terminate on August 4, 2029 (other than with respect to the revolving commitments of certain lenders in the amount of $200.0 million, which expire on June 28, 2026) and all amounts outstanding under the Revolving Credit Facility must be repaid by August 4, 2030 (other than with respect to the revolving commitments of certain lenders in the amount of $200.0 million which mature on June 28, 2027) pursuant to an amortization schedule.

Loans under the Revolving Credit Facility with respect to revolving commitments of certain lenders in the amount of $200.0 million bear interest at a per annum rate equal to, (x) for loans for which the Company elects the base rate option, the "alternate base rate" (which is the greatest of (a) the prime rate as publicly announced by Citi, (b) the sum of (i) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System plus (ii) 0.5% and (c) one month adjusted Term SOFR plus 1% per annum) plus (A) if the gross borrowing base is equal to or greater than 1.6 times the combined revolving debt amount, 0.75%, or (B) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 0.875%, and (y) for all other loans, the applicable benchmark rate for the related interest period for such borrowing plus (A) if the gross borrowing base is equal to or greater than 1.6 times the combined revolving debt amount, 1.75%, or (B) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 1.875%. All other loans under the Revolving Credit Facility bear interest at a per annum rate equal to, (x) for loans for which the Company elects the base rate option, the "alternate base rate" (which is the greatest of (a) the prime rate as publicly announced by Citi, (b) the sum of (i) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System plus (ii) 0.5% and (c) one month adjusted Term SOFR plus 1% per annum) plus (A) if the gross borrowing base is equal to or greater than 2.0 times the combined

revolving debt amount, 0.525%, (B) if the gross borrowing base is less than 2.0 times and is equal to or greater than 1.6 times the combined revolving debt amount, 0.650%, or (C) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 0.775%, and (y) for all other loans, the applicable benchmark rate for the related interest period for such borrowing plus (A) if the gross borrowing base is equal to or greater than 2.0 times the combined revolving debt amount, 1.525%, (B) if the gross borrowing base is less than 2.0 times and is equal to or greater than 1.6 times the combined revolving debt amount, 1.650%, or (C) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 1.775%. The Company will pay an unused fee of 0.325% per annum on the daily unused amount of the revolver commitments (other than with respect to the revolving commitments of certain lenders in the amount of $200.0 million, for which the Company pays an unused fee of 0.375%). The Company pays letter of credit participation fees and a fronting fee on the average daily amount of any lender's exposure with respect to any letters of credit issued under the Revolving Credit Facility.

The Company's obligations to the lenders under the Revolving Credit Facility are secured by a first priority security interest in substantially all of the Company's assets.

In connection with the Revolving Credit Facility, the Company has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. In addition, the Company must comply with the following financial covenants: (a) the Company must maintain a minimum shareholders' equity, measured as of each fiscal quarter-end; and (b) the Company must maintain at all times a 150% asset coverage ratio.

The Revolving Credit Facility contains customary events of default for similar financing transactions. Upon the occurrence and during the continuation of an event of default, Citi may terminate the commitments and declare the outstanding advances and all other obligations under the Revolving Credit Facility immediately due and payable.

As of December 31, 2025 and December 31, 2024, the Company was in compliance with all covenants and other requirements of the Revolving Credit Facility.

### Unsecured Notes

The Company issued unsecured notes, as further described below: 2026 Notes, New 2026 Notes, 2027 Notes, 2028 Notes, November 2027 Notes, April 2028 Notes, June 2030 Notes and January 2031 Notes (each as defined below) which are collectively referred to herein as the **"Unsecured Notes."**

The Unsecured Notes contain certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the 1940 Act, whether or not it is subject to those requirements, and to provide financial information to the holders of the Unsecured Notes and U.S. Bank Trust Company, National Association (the **"Trustee"**) if the Company is no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in each respective indenture governing the Unsecured Notes (the **"Unsecured Notes Indentures"**).

In addition, on the occurrence of a **"change of control repurchase event,"** as defined in each respective Unsecured Notes Indenture, the Company will generally be required to make an offer to purchase the outstanding Unsecured Notes at a price equal to 100% of the principal amount of such Unsecured Notes plus accrued and unpaid interest to the repurchase date.

As of December 31, 2025 and December 31, 2024, the Company was in compliance with all covenants and other requirements of each of the Unsecured Notes.

*2026 Notes*

On October 23, 2020 and December 1, 2020, the Company issued $500.0 million aggregate principal amount and $300.0 million aggregate principal amount, respectively, of 3.625% notes due 2026 (the **"2026 Notes"**) pursuant to a supplemental indenture, dated as of October 23, 2020 (and together with the indenture, dated as of July 15, 2020 (the **"Base Indenture"**), the **"2026 Notes Indenture"**), to the Base Indenture between the Company and the Trustee.

The 2026 Notes will mature on January 15, 2026 and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the 2026 Notes Indenture. The 2026 Notes bear interest at a rate of 3.625% per year payable semi-annually on January 15 and July 15 of each year, commencing on July 15, 2021. The 2026 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2026 Notes, rank *pari passu* with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

*New 2026 Notes*

On March 16, 2021 and April 27, 2021, the Company issued $400.0 million aggregate principal amount and $300.0 million aggregate principal amount, respectively, of 2.750% notes due 2026 (the **"New 2026 Notes"**) pursuant to a supplemental indenture, dated as of March 16, 2021 (and together with the Base Indenture, the **"New 2026 Notes Indenture"**), to the Base Indenture between the Company and the Trustee.

The New 2026 Notes will mature on September 16, 2026 and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the New 2026 Notes Indenture. The New 2026 Notes bear interest at a rate of 2.750% per year payable semi-annually on March 16 and September 16 of each year, commencing on September 16, 2021. The New 2026 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the New 2026 Notes, rank *pari passu* with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

*2027 Notes*

On July 23, 2021, the Company issued $650.0 million aggregate principal amount of 2.125% notes due 2027 (the **"2027 Notes"**) pursuant to a supplemental indenture, dated as of July 23, 2021 (and together with the Base Indenture, the **"2027 Notes Indenture"**), to the Base Indenture between the Company and the Trustee.

The 2027 Notes will mature on February 15, 2027 and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the 2027 Notes Indenture. The 2027 Notes bear interest at a rate of 2.125% per year payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2022. The 2027 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2027 Notes, rank *pari passu* with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

*2028 Notes*

On September 30, 2021, the Company issued $650.0 million in aggregate principal amount of its 2.850% notes due 2028 (the **"2028 Notes"**) pursuant to a supplemental indenture, dated as of September 30, 2021 (and together with the Base Indenture, the **"2028 Notes Indenture"**), to the Base Indenture between the Company and the Trustee.

The 2028 Notes will mature on September 30, 2028 and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the 2028 Notes Indenture. The 2028 Notes bear interest at a rate of 2.850% per year payable semi-annually on March 30 and September 30 of each year, commencing on March 30, 2022. The 2028 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2028 Notes, rank *pari passu* with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

*November 2027 Notes*

On May 20, 2024, the Company issued $400.0 million in aggregate principal amount of its 5.875% notes due 2027 (the **"November 2027 Notes"**) pursuant to a supplemental indenture, dated as of May 20, 2024 (and together with the Base Indenture, the **"November 2027 Notes Indenture"**), to the Base Indenture between the Company and the Trustee.

The November 2027 Notes will mature on November 15, 2027 and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the November 2027 Notes Indenture. The November 2027 Notes bear interest at a rate of 5.875% per year payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 2024. The November 2027 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the November 2027 Notes, rank *pari passu* with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

In connection with the November 2027 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company's liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the November 2027 Notes in a qualifying hedge accounting relationship.

*April 2028 Notes*

On October 15, 2024 and December 16, 2024, the Company issued $400.0 million aggregate principal amount and $300.0 million aggregate principal amount, respectively, of 5.350% notes due 2028 (the **"April 2028 Notes"**) pursuant to a supplemental indenture, dated as of October 15, 2024 (and together with the Base Indenture, the **"April 2028 Notes Indenture"**), to the Base Indenture between the Company and the Trustee.

The April 2028 Notes will mature on April 13, 2028 and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the April 2028 Notes Indenture. The April 2028 Notes bear interest at a rate of 5.350% per year payable semi-annually on April 13 and

October 13 of each year, commencing on April 13, 2025. The April 2028 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the April 2028 Notes, rank *pari passu* with all existing and future unsecured indebtedness issued by the Company that are not so subordinated, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

In connection with the April 2028 Notes, the Company entered into interest rate swaps to more closely align the interest rates of the Company's liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated these interest rate swaps and the April 2028 Notes in a qualifying hedge accounting relationship.

*June 2030 Notes*

On March 4, 2025, the Company issued $500.0 million in aggregate principal amount of its 5.300% notes due 2030 (the **"June 2030 Notes"**) pursuant to a supplemental indenture, dated as of March 4, 2025 (and together with the Base Indenture, the **"June 2030 Notes Indenture"**), to the Base Indenture between the Company and the Trustee.

The June 2030 Notes will mature on June 30, 2030 and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the June 2030 Notes Indenture. The June 2030 Notes bear interest at a rate of 5.300% per year payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2025. The June 2030 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the June 2030 Notes, rank *pari passu* with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

In connection with the June 2030 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company's liabilities with the investment portfolio, which consists of predominately floating-rate loans. The Company designated this interest rate swap and the June 2030 Notes in a qualifying hedge accounting relationship.

*January 2031 Notes*

On October 14, 2025, the Company issued $500.0 million aggregate principal amount of 5.125% notes due 2031 (the **"January 2031 Notes"**) pursuant to a supplemental indenture, dated as of October 14, 2025 (and together with the Base Indenture, the **"January 2031 Notes Indenture"**), to the Base Indenture between the Company and the Trustee.

The January 2031 Notes will mature on January 31, 2031 and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the January 2031 Notes Indenture. The January 2031 Notes bear interest at a rate of 5.125% per year payable semi-annually on January 31 and July 31 of each year, commencing on January 31, 2026. The January 2031 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the January 2031 Notes, rank *pari passu*

with all existing and future unsecured indebtedness issued by the Company that are not so subordinated, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

In connection with the January 2031 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company's liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the January 2031 Notes in a qualifying hedge accounting relationship.

### Debt Securitizations

The Company has determined that the securitization vehicles noted below operate as an extension of the Company and therefore, will be consolidated by the Company.

### 2024-1 CLO Debt Securitization

On November 21, 2024, the Company completed a $746.8 million term debt securitization (the **"2024-1 Debt Securitization"**). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by the Company, which is consolidated by the Company for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered in the 2024-1 Debt Securitization (collectively, the **"2024-1 Notes"**) were issued by the 2024-1 Issuer, an indirectly wholly-owned and consolidated (for tax and accounting purposes) subsidiary of the Company, and are primarily secured by a diversified portfolio of private credit loans and participation interests therein.

The following table presents information on the secured notes issued and the secured loans incurred in the 2024-1 Debt Securitization:

| | | December 31, 2025 | | |
| | | Principal Outstanding | Interest Rate | Credit Rating |
| **Description** | **Type** | | | |
|---|---|---|---|---|
| Class A Notes [2] ........ | Senior Secured Floating Rate | $ — | SOFR + 1.51% | Aaa |
| Class A-L Loans [2] ...... | Senior Secured Floating Rate | 412,500 | SOFR + 1.51% | Aaa |
| Class B Notes .......... | Senior Secured Floating Rate | 45,000 | SOFR + 1.78% | Aa2 |
| Class C Notes [1] ........ | Mezzanine Secured Deferrable Floating Rate | 52,500 | SOFR + 2.00% | A2 |
| **Total Secured Notes** ..... | | 510,000 | | |
| Subordinated Notes [1] .... | Subordinated | 236,770 | None | Not Rated |
| **Total 2024-1 Notes** ...... | | $746,770 | None | |

(1) The Company retained all of the Class C Notes and the Subordinated Notes issued in the 2024-1 Debt Securitization which are eliminated in consolidation.

(2) Upon a conversion of the Class A-L Loans in accordance with the Indenture and the Class A-L Loan Agreement, the Aggregate Outstanding Amount of the Class A Notes may be increased by up to $412.5 million and the Aggregate Outstanding Amount of the Class A-L Loans reduced by a corresponding amount.

The Company (through its wholly-owned and consolidated subsidiary, BXSL CLO 2024-1 Depositor LLC) retained all of the Class C Notes and the Subordinated Notes issued in the 2024-1 Debt Securitization in part in exchange for the Company's sale and contribution to the 2024-1 Issuer of the initial closing date portfolio. The 2024-1 Notes are scheduled to mature on October 20, 2036; however, the 2024-1 Notes may be redeemed by the 2024-1 Issuer, at the direction of the Company through its holder of the Subordinated Notes (through BXSL CLO 2024-1 Depositor LLC), on any business day after October 20, 2026. In connection with the sale and contribution, the Company has made customary representations, warranties and covenants to the 2024-1 Issuer. The Class A Notes, Class A-L Loans, Class B Notes and Class C Notes are secured obligations of the 2024-1 Issuer, the Subordinated Notes are the unsecured obligations of the 2024-1 Issuer, and the indenture governing the 2024-1 Notes includes customary covenants and events of default.

The 2024-1 Notes have not been, and will not be, registered under the Securities Act, or any state securities or "blue sky" laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.

The Company serves as collateral manager to the 2024-1 Issuer under a collateral management agreement and has agreed to irrevocably waive all collateral management fees payable pursuant to the collateral management agreement.

The following presents the assets and liabilities of the 2024-1 Issuer, after giving effect to the elimination of intercompany balances. The assets of the 2024-1 Issuer are restricted to be used to settle the obligations of 2024-1 Issuer. The liabilities of the 2024-1 Issuer are only the obligations of the 2024-1 Issuer and the creditors (or beneficial interest holders) do not have recourse to the Company.

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **ASSETS** | | |
| Investments at fair value | | |
| Non-controlled/non-affiliated investments ........ | $727,232 | $736,551 |
| Total investments at fair value .................. | 727,232 | 736,551 |
| Cash and cash equivalents (restricted cash of $89,406 and $2,499, respectively) ............. | 89,406 | 2,499 |
| Interest receivable from non-controlled/non-affiliated investments ...................... | 9,291 | 8,268 |
| **Total assets** ............................... | $825,929 | $747,318 |
| **LIABILITIES** | | |
| Debt (net of unamortized debt issuance costs of $2,212 and $2,417, respectively) .............. | $455,288 | $455,083 |
| Interest payable ............................ | 5,029 | 3,125 |
| **Total liabilities** ........................... | $460,317 | $458,208 |

The Company's outstanding debt obligations were as follows:

| | December 31, 2025 | | | | | |
| | Aggregate Principal Committed | Outstanding Principal | Carrying Value (net of unamortized issuance costs, premiums and discounts) | Unamortized Debt Issuance Costs (including premiums and discounts) | Unused Portion [1] | Amount Available [2] |
|---|---|---|---|---|---|---|
| Jackson Hole Funding Facility [3] | $ 500,000 | $ 22,374 | $ 22,374 | $ — | $ 477,626 | $ 477,626 |
| Breckenridge Funding Facility | 1,175,000 | 652,550 | 652,550 | — | 522,450 | 418,348 |
| Big Sky Funding Facility | 650,000 | 585,900 | 585,900 | — | 64,100 | 64,100 |
| BXSL 2025-1 Facility | 400,000 | 34,800 | 34,800 | — | 365,200 | 351,400 |
| Revolving Credit Facility [4] | 2,425,000 | 1,447,497 | 1,447,497 | — | 977,503 | 977,503 |
| 2026 Notes | 800,000 | 800,000 | 799,936 | 64 | — | — |
| New 2026 Notes | 700,000 | 700,000 | 698,746 | 1,254 | — | — |
| 2027 Notes | 650,000 | 650,000 | 646,911 | 3,089 | — | — |
| 2028 Notes | 650,000 | 650,000 | 644,837 | 5,163 | — | — |
| November 2027 Notes [5] | 400,000 | 400,000 | 403,760 | 3,803 | — | — |
| April 2028 Notes [5] | 700,000 | 700,000 | 700,057 | 6,107 | — | — |
| June 2030 Notes [5] | 500,000 | 500,000 | 497,626 | 9,520 | — | — |
| January 2031 Notes [5] | 500,000 | 500,000 | 489,847 | 8,688 | — | — |
| 2024-1 Notes | 457,500 | 457,500 | 455,288 | 2,212 | — | — |
| **Total** | $10,507,500 | $8,100,621 | $8,080,129 | $39,900 | $2,406,879 | $2,288,977 |

(1) The unused portion is the amount upon which commitment fees, if any, are based.

(2) The amount available reflects any limitations related to each respective credit facility's borrowing base.

(3) Under the Jackson Hole Funding Facility, the Company may borrow in USD or certain other permitted currencies. As of December 31, 2025, the Company had no borrowings denominated in currencies other than USD.

(4) Under the Revolving Credit Facility, the Company may borrow in USD or certain other permitted currencies. As of December 31, 2025, the Company had non-USD borrowings denominated in the following currencies:

- CAD 30.7 million
- EUR 417.2 million
- GBP 293.5 million
- AUD 1.0 million

(5) Carrying value is inclusive of adjustment for the change in fair value of effective hedge relationship.

| | December 31, 2024 | | | | | |
| | Aggregate Principal Committed | Outstanding Principal | Carrying Value | Unamortized Debt Issuance Costs | Unused Portion [1] | Amount Available [2] |
|---|---|---|---|---|---|---|
| Jackson Hole Funding Facility [3] | $ 500,000 | $ 399,874 | $ 399,874 | $ — | $ 100,126 | $ 100,126 |
| Breckenridge Funding Facility | 1,175,000 | 649,350 | 649,350 | — | 525,650 | 525,650 |
| Big Sky Funding Facility | 650,000 | 400,000 | 400,000 | — | 250,000 | 227,766 |
| BXSL 2025-1 Facility | 400,000 | — | — | — | 400,000 | 400,000 |
| Revolving Credit Facility [4] | 2,225,000 | 1,287,140 | 1,287,140 | — | 937,860 | 937,860 |
| 2026 Notes | 800,000 | 800,000 | 798,145 | 1,855 | — | — |
| New 2026 Notes | 700,000 | 700,000 | 696,980 | 3,020 | — | — |
| 2027 Notes | 650,000 | 650,000 | 644,167 | 5,833 | — | — |
| 2028 Notes | 650,000 | 650,000 | 642,963 | 7,037 | — | — |
| November 2027 Notes [5] | 400,000 | 400,000 | 397,898 | 5,818 | — | — |
| April 2028 Notes [5] | 700,000 | 700,000 | 684,491 | 8,897 | — | — |
| 2024-1 Notes | 457,500 | 457,500 | 455,083 | 2,417 | — | — |
| **Total** | $9,307,500 | $7,093,864 | $7,056,091 | $34,877 | $2,213,636 | $2,191,402 |

(1) The unused portion is the amount upon which commitment fees, if any, are based.
(2) The amount available reflects any limitations related to each respective credit facility's borrowing base.
(3) Under the Jackson Hole Funding Facility, the Company may borrow in USD or certain other permitted currencies. As of December 31, 2024, the Company had no borrowings denominated in currencies other than USD.
(4) Under the Revolving Credit Facility, the Company may borrow in USD or certain other permitted currencies. As of December 31, 2024, the Company had non-USD borrowings denominated in the following currencies:

- CAD 38.2 million
- EUR 277.7 million
- GBP 266.3 million
- AUD 1.0 million

(5) Carrying value is inclusive of adjustment for the change in fair value of effective hedge relationship.

As of December 31, 2025 and December 31, 2024, interest payable included $60.8 million and $53.4 million, respectively, of interest expense and $1.2 million and $0.6 million, respectively, of unused commitment fees.

For the years ended December 31, 2025, 2024 and 2023, the weighted average interest rate (including unused fees, amortization of debt issuance costs (including premiums and discounts), and the impact of the application of hedge accounting) on all borrowings outstanding was 5.03%, 5.32%, and 4.93%, respectively. For the years ended December 31, 2025, 2024 and 2023, the weighted average all-in cost of debt (including unused fees, amortization of debt issuance costs (including premiums and discounts), amortization of deferred financing costs, and the impact of the application of hedge accounting) was 5.11%, 5.42% and 5.05%, respectively.

For the years ended December 31, 2025, 2024 and 2023, the average principal debt outstanding was $7,475.1 million, $6,014.3 million and $5,275.4 million, respectively.

The components of interest expense were as follows:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Borrowing interest expense | $353,441 | $306,379 | $246,642 |
| Facility unused fees | 8,058 | 4,605 | 4,971 |
| Amortization of deferred financing costs | 5,684 | 6,101 | 5,471 |
| Amortization of original issue discount and debt issuance costs (including premiums and discounts) | 15,238 | 9,899 | 9,336 |
| Gain (loss) from interest rate swaps accounted for as hedges and the related hedged items: | | | |
| Interest rate swaps | (23,085) | 2,045 | — |
| Hedged items | 22,305 | (2,896) | — |
| **Total interest expense** | $381,641 | $326,133 | $266,420 |
| Cash paid for interest expense | $353,478 | $297,469 | $256,478 |

## Note 8. Commitments and Contingencies

### *Portfolio Company Commitments*

The Company's investment portfolio contains debt investments which are in the form of lines of credit or delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of December 31, 2025 and December 31, 2024, the Company had unfunded commitments, including delayed draw term loans and revolvers, with an aggregate amount of $1.8 billion and $1.7 billion, respectively.

Additionally, from time to time, the Advisers and their affiliates may commit to an investment on behalf of the investment vehicles they manage, including the Company. Certain terms of these investments are not finalized at the time of the commitment and each respective investment vehicle's allocation may change prior to the date of funding. In this regard, as of December 31, 2025 and December 31, 2024, the Company estimates that $151.8 million and $162.3 million, respectively, of investments were committed but not yet funded.

### Other Commitments and Contingencies

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. As of December 31, 2025 and December 31, 2024, management is not aware of any material pending legal proceedings.

### Note 9. Net Assets

#### Shares Issued

The Company has the authority to issue an unlimited number of Common Shares at $0.001 per share par value.

On October 28, 2021, the Company priced its IPO, and the Common Shares began trading on the NYSE under the symbol "BXSL."

On August 14, 2023, the Company completed a follow-on offering under its shelf registration statement, issuing 6,500,000 of its Common Shares at a price to the underwriters of $26.78 per share. Net of underwriting fees, the Company received cash proceeds, before offering expenses, of $174.1 million. On August 18, 2023, the underwriters exercised, in full, their option to purchase an additional 975,000 Common Shares, which resulted in cash proceeds, before offering expenses, of $26.1 million. The Company incurred offering expenses of $0.4 million in connection with the follow-on offering.

As of December 31, 2025, the Company is party to eight separate equity distribution agreements with sales agents ("**Equity Distribution Agreements**"), pursuant to which the Company may sell, from time to time, up to an aggregate sales price of $600.0 million of its Common Shares. Sales of Common Shares made pursuant to the Equity Distribution Agreements may be made in negotiated transactions or transactions that are deemed to be "at-the-market" offerings as defined in Rule 415(a)(5) under the Securities Act of 1933, as amended. Actual sales depend on a variety of factors including market conditions, the trading price of the Common Shares, the Company's capital needs, and the Company's determination of the appropriate sources of funding to meet such needs. As of December 31, 2025, Common Shares with an aggregate sales price of $557.4 million remained available for issuance under the Equity Distribution Agreements.

The following table summarizes the total Common Shares issued and proceeds received, for the year ended December 31, 2025, through the "at-the-market" offering program:

| Issuances of Common Shares | Number of Common Shares Issued | Gross Proceeds | Placement Fees/ Offering Expenses | Net Proceeds | Average Share Price [1] |
|---|---|---|---|---|---|
| "At-the-market" Offering | 9,279,950 | $293,527 | $2,486 | $291,041 | $31.36 |

(1)  Represents the net offering price per share after deducting placement fees and commissions and offering expenses.

The following table summarizes the total Common Shares issued and proceeds received, for the year ended December 31, 2024, through the "at-the-market" offering program:

| Issuances of Common Shares | Number of Common Shares Issued | Gross Proceeds | Placement Fees/ Offering Expenses | Net Proceeds [2] | Average Share Price [1] |
|---|---|---|---|---|---|
| "At-the-market" Offering ................... | 35,385,159 | $1,047,683 | $6,226 | $1,041,457 | $29.43 |

(1) Represents the net offering price per share after deducting placement fees and commissions and offering expenses.
(2) The Company received $4.4 million of proceeds subsequent to December 31, 2024 on January 2, 2025. The amount was recorded as Receivable for shares sold in the Consolidated Statements of Assets and Liabilities.

The following table summarizes the total Common Shares issued and proceeds received, for the year ended December 31, 2023, through the "at-the-market" offering program:

| Issuances of Common Shares | Number of Common Shares Issued | Gross Proceeds | Placement Fees/ Offering Expenses | Net Proceeds | Average Share Price [1] |
|---|---|---|---|---|---|
| "At-the-market" Offering ..................... | 17,144,870 | $466,821 | $1,297 | $465,524 | $27.15 |

(1) Represents the net offering price per share after deducting placement fees and commissions and offering expenses.

### Distributions

The following table summarizes the Company's distributions declared and payable for the year ended December 31, 2025 (dollars in thousands except per share amounts):

| Date Declared | Record Date | Payment Date | Per Share Amount | Total Amount |
|---|---|---|---|---|
| February 26, 2025 ................ | March 31, 2025 | April 25, 2025 | $0.7700 | $175,421 |
| May 7, 2025 .................... | June 30, 2025 | July 25, 2025 | 0.7700 | 177,007 |
| August 6, 2025 ................. | September 30, 2025 | October 24, 2025 | 0.7700 | 177,837 |
| November 10, 2025 .............. | December 31, 2025 | January 23, 2026 | 0.7700 | 178,616 |
| **Total distributions** .............. | | | $3.0800 | $708,881 |

The following table summarizes the Company's distributions declared and payable for the year ended December 31, 2024 (dollars in thousands except per share amounts):

| Date Declared | Record Date | Payment Date | Per Share Amount | Total Amount |
|---|---|---|---|---|
| February 28, 2024 ............ | March 31, 2024 | April 26, 2024 | $0.7700 | $147,743 |
| May 8, 2024 ................ | June 30, 2024 | July 26, 2024 | 0.7700 | 152,706 |
| August 7, 2024 .............. | September 30, 2024 | October 25, 2024 | 0.7700 | 160,912 |
| November 12, 2024 .......... | December 31, 2024 | January 24, 2025 | 0.7700 | 170,751 |
| **Total distributions** .......... | | | $3.0800 | $632,112 |

The following table summarizes the Company's distributions declared and payable for the year ended December 31, 2023 (dollars in thousands except per share amounts):

| Date Declared | Record Date | Payment Date | Per Share Amount | Total Amount |
|---|---|---|---|---|
| February 27, 2023 . . . . . . . . . . . . | March 31, 2023 | April 27, 2023 | $0.7000 | $112,400 |
| May 10, 2023 . . . . . . . . . . . . . . | June 30, 2023 | July 27, 2023 | 0.7000 | 115,783 |
| June 20, 2023 . . . . . . . . . . . . . . | September 30, 2023 | October 26, 2023 | 0.7700 | 133,552 |
| November 8, 2023 . . . . . . . . . . . | December 31, 2023 | January 26, 2024 | 0.7700 | 143,052 |
| **Total distributions** . . . . . . . . . . | | | $2.9400 | $504,787 |

### *Dividend Reinvestment*

The Company has adopted the DRIP, pursuant to which it reinvests all cash dividends declared by the Board on behalf of its shareholders who do not elect to receive their dividends in cash. As a result, if the Board and the Company declares a cash dividend or other distribution, then the Company's shareholders who have not opted out of the DRIP will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Starting from the consummation of the IPO, the number of shares to be issued to a shareholder is determined by dividing the total dollar amount of the cash dividend or distribution payable to a shareholder by the market price per common share at the close of regular trading on the NYSE on the payment date of a distribution, or if no sale is reported for such day, the average of the reported bid and ask prices. However, if the market price per share on the payment date of a cash dividend or distribution exceeds the most recently computed NAV per share, the Company will issue shares at the greater of (i) the most recently computed NAV per share and (ii) 95% of the current market price per share (or such lesser discount to the current market price per share that still exceeded the most recently computed NAV per share). For example, if the most recently computed NAV per share is $25.00 and the market price on the payment date of a cash dividend is $24.00 per share, the Company will issue shares at $24.00 per share. If the most recently computed NAV per share is $25.00 and the market price on the payment date of a cash dividend is $27.00 per share, the Company will issue shares at $25.65 per share (95% of the current market price). If the most recently computed NAV per share is $25.00 and the market price on the payment date of a cash dividend is $26.00 per share, the Company will issue shares at $25.00 per share.

Shareholders who receive distributions in the form of shares will generally be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions; however, since their cash distributions will be reinvested, those shareholders will not receive cash with which to pay any applicable taxes. The Company intends to use newly issued shares to implement the plan.

Pursuant to the DRIP, the following table summarizes the amounts and shares issued to shareholders who have not opted out of the DRIP during the year ended December 31, 2025 (dollars in thousands except share amounts):

| Payment Date | DRIP Shares Value | DRIP Shares Issued |
|---|---|---|
| January 24, 2025 . . . . . . . . . . . . . . . . . . . | $ 5,130 | 165,096 |
| April 25, 2025 . . . . . . . . . . . . . . . . . . . . . | 5,380 | 191,060 |
| July 25, 2025 . . . . . . . . . . . . . . . . . . . . . . | 5,474 | 177,545 |
| October 24, 2025 . . . . . . . . . . . . . . . . . . . | 7,055 | 263,222 |
| **Total distributions** . . . . . . . . . . . . . . . . . | $23,039 | 796,923 |

The following table summarizes the amounts and shares issued to shareholders who have not opted out of the DRIP during the year ended December 31, 2024 (dollars in thousands except share amounts):

| Payment Date | DRIP Shares Value | DRIP Shares Issued |
|---|---|---|
| January 26, 2024 | $ 5,614 | 206,465 |
| April 26, 2024 | 5,293 | 173,614 |
| July 26, 2024 | 5,074 | 173,720 |
| October 25, 2024 | 5,082 | 170,818 |
| **Total distributions** | $21,063 | 724,617 |

The following table summarizes the amounts and shares issued to shareholders who have not opted out of the Company's DRIP during the year ended December 31, 2023 (dollars in thousands except share amounts):

| Payment Date | DRIP Shares Value | DRIP Shares Issued |
|---|---|---|
| January 31, 2023 | $ 5,132 | 208,510 |
| April 27, 2023 | 5,439 | 213,130 |
| July 27, 2023 | 4,635 | 172,888 |
| October 26, 2023 | 5,445 | 205,149 |
| **Total distributions** | $20,651 | 799,677 |

### *Share Repurchase Plan*

In February 2023, the Board approved a share repurchase plan, under which the Company was authorized to repurchase up to $250.0 million in the aggregate of its outstanding Common Shares in the open market at prices below the Company's NAV per share for a one-year term, in accordance with the guidelines specified in Rule 10b-18 of the Exchange Act (the **"2023 10b-18 Plan"**). The 2023 10b-18 Plan was not renewed and terminated by its terms on February 22, 2024.

In February 2026, our Board authorized a new share repurchase plan in accordance with the guidelines specified in the 10b-18 Plan (the **"2026 10b-18 Plan"**). For further detail on the 2026 10b-18 Plan, see *"Note 14. Subsequent Events."*

For the years ended December 31, 2025, December 31, 2024 and December 31, 2023, the Company did not repurchase any of its shares under the 2023 10b-18 Plan.

### Note 10. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Net increase (decrease) in net assets resulting from operations | $ 563,455 | $ 694,097 | $ 611,951 |
| Weighted average shares outstanding (basic and diluted) | 229,162,028 | 201,372,008 | 167,615,433 |
| Earnings (loss) per common share (basic and diluted) | $ 2.46 | $ 3.45 | $ 3.65 |

**Note 11. Income Taxes**

Taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to: (1) unrealized appreciation (depreciation) on investments, as gains and losses are generally not included in taxable income until they are realized; (2) income or loss recognition on exited investments; (3) non-deductible U.S. federal excise taxes; and (4) other non-deductible expenses.

The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which include differences in the book and tax basis of certain assets and liabilities, and non-deductible federal taxes or losses among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital, undistributed net investment income or undistributed net realized gains on investments, as appropriate. For the years ended December 31, 2025, 2024 and 2023, permanent differences were as follows:

|  | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2025 | 2024 | 2023 |
| Undistributed net investment income (loss) . . . . . . . . . . | $(25,324) | $ 54,084 | $ 32,895 |
| Accumulated net realized gain (loss) . . . . . . . . . . . . . . | $ 41,406 | $(39,560) | $(15,911) |
| Paid In Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $(16,082) | $(14,524) | $(16,984) |

During the years ended December 31, 2025, 2024 and 2023, permanent differences were principally related to $16.1 million, $14.5 million and $16.8 million, respectively, of U.S. federal excise taxes and $0.0 million, $0.0 million and $0.2 million, respectively, of non-deductible offering costs.

For tax purposes, the Company may elect to defer any portion of a post-October capital loss or late-year ordinary loss to the first day of the following fiscal year. As of December 31, 2025, 2024 and 2023, there were none.

The following reconciles the increase in net assets resulting from operations to taxable income for the years ended December 31, 2025, 2024 and 2023:

|  | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2025 [1] | 2024 | 2023 |
| Net increase (decrease) in net assets resulting from operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $563,455 | $694,097 | $611,951 |
| Net change in unrealized (appreciation) depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 153,696 | 13,485 | 54,573 |
| Realized gains (losses) for tax not included in book income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (21,935) | 4,362 | (917) |
| Non-deductible capital gains based incentive fees . . . . | — | — | (5,506) |
| Other non-deductible expenses and excise taxes . . . . . | 16,082 | 14,524 | 16,984 |
| Net post-October capital loss deferral (reversal) . . . . . | — | — | — |
| Realized losses for tax not recognized . . . . . . . . . . . . . | 253 | 10,674 | — |
| **Taxable/distributable income** . . . . . . . . . . . . . . . . . . | $711,551 | $737,142 | $677,085 |

(1) Tax information for the fiscal year ended December 31, 2025 is estimated and is not considered final until the Company files its tax return.

The components of accumulated gains (losses) as calculated on a tax basis for the years ended December 31, 2025, 2024 and 2023 were as follows:

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Distributable ordinary income .................. | $ 415,758 | $413,107 | $281,140 |
| Distributable capital gains ..................... | — | — | 26,953 |
| Capital losses carried forward ................... | (253) | (10,674) | — |
| Other temporary book/tax differences ............ | — | — | — |
| Net change in unrealized appreciation/(depreciation) on investments ........................... | (218,312) | (75,896) | (58,065) |
| **Total accumulated under-distributed (over-distributed) earnings** ...................... | $ 197,193 | $326,537 | $250,028 |

Under the Regulated Investment Company Modernization Act of 2010, net capital losses recognized by the Company may get carried forward indefinitely, and retain their character as short-term and/or long-term losses. Any such losses will be deemed to arise on the first day of the next taxable year. Capital losses for the years ended December 31, 2025, 2024 and 2023, which will be deemed to arise on the first day of the tax years ended December 31, 2026, 2025 and 2024, respectively, were as follows:

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Short-term ........................................ | $— | $ — | $— |
| Long-term ........................................ | $253 | $10,674 | $— |

The cost and unrealized gain (loss) of the Company's investments, as calculated on a tax basis, at December 31, 2025, December 31, 2024 and December 31, 2023 were as follows:

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Gross unrealized appreciation ............. | $ 164,873 | $ 111,961 | $ 86,757 |
| Gross unrealized depreciation ............. | (332,232) | (210,627) | (146,095) |
| Net change in unrealized appreciation (depreciation) ....................... | $ (167,359) | $ (98,666) | $ (59,338) |
| **Tax cost of investments** ................. | $14,374,653 | $13,191,184 | $9,927,777 |

During the year ended December 31, 2025, $708.9 million of the dividends declared were derived from ordinary income and none were from capital gains, as determined on a tax basis.

During the year ended December 31, 2024, $607.8 million and $24.3 million of the dividends declared were derived from ordinary income and capital gains, respectively, as determined on a tax basis.

During the year ended December 31, 2023, $456.8 million and $47.9 million of the dividends declared were derived from ordinary income and capital gains, respectively, as determined on a tax basis.

BGSL Investments, a wholly-owned and consolidated subsidiary that was formed in 2019, is a Delaware limited liability company which has elected to be treated as a corporation for U.S. tax purposes. As such, BGSL Investments is subject to certain U.S. federal, state and local taxes. For the years ended December 31, 2025, 2024, and 2023, BGSL Investments recorded an income tax provision of $2.3 million, $1.7 million and $0.0 million, respectively.

As of December 31, 2025 and 2024, BGSL Investments recorded a deferred tax liability of $4.0 million and $1.7 million, respectively, which is significantly related to GAAP to tax outside basis difference in investment in certain partnership interests and included within Accrued expenses and other liabilities in the Consolidated Statements of Assets and Liabilities.

For the year ended December 31, 2025, BGSL Investments recorded a current tax expense of $0.6 million, which was substantially related to realized gains associated with the sale of an investment in a partnership interest. For the years ended December 31, 2024 and December 31, 2023, BGSL Investments recorded no current tax expense.

## Note 12. Financial Highlights and Senior Securities

The following are the financial highlights for the years ended December 31, 2025, 2024, 2023, 2022, 2021, 2020, 2019 and for the period ended December 31, 2018:

| | For the Year Ended December 31, | | | |
| | 2025 | 2024 | 2023 | 2022 |
|---|---|---|---|---|
| **Per Share Data [1]:** | | | | |
| Net asset value, beginning of period | $ 27.39 | $ 26.66 | $ 25.93 | $ 26.27 |
| Net investment income | 3.23 | 3.51 | 3.90 | 2.91 |
| Net change in unrealized and realized gain (loss) | (0.77) | (0.06) | (0.24) | (0.47) |
| Net increase (decrease) in net assets resulting from operations | 2.46 | 3.45 | 3.66 | 2.44 |
| Distributions from net investment income [2] | (3.08) | (3.08) | (2.94) | (2.91) |
| Net increase (decrease) in net assets from capital share transactions | 0.15 | 0.36 | 0.01 | 0.13 |
| Total increase (decrease) in net assets | (0.47) | 0.73 | 0.73 | (0.34) |
| Net asset value, end of period | $ 26.92 | $ 27.39 | $ 26.66 | $ 25.93 |
| Market value, end of period | $ 26.33 | $ 32.31 | $ 27.64 | $ 22.35 |
| Shares outstanding, end of period | 231,969,058 | 221,892,184 | 185,782,408 | 160,362,861 |
| Total return based on NAV [3] | 9.6% | 13.7% | 14.7% | 10.3% |
| Total return based on market value [4] | (9.5)% | 29.8% | 37.4% | (26.1)% |
| **Ratios:** | | | | |
| Ratio of net expenses to average net assets [5] | 10.7% | 11.2% | 10.9% | 8.4% |
| Ratio of net investment income to average net assets [5] | 11.7% | 12.8% | 14.6% | 11.1% |
| Portfolio turnover rate | 16.6% | 6.9% | 13.4% | 9.9% |
| **Supplemental Data:** | | | | |
| Net assets, end of period | $ 6,245,175 | $ 6,076,521 | $ 4,952,041 | $ 4,158,966 |
| Asset coverage ratio | 177.1% | 185.7% | 200.3% | 174.8% |

|  | For the Year Ended December 31, | | | For the Period Ended December 31, |
|---|---|---|---|---|
|  | 2021 | 2020 | 2019 | 2018 [6] |
| **Per Share Data** [1]**:** | | | | |
| Net asset value, beginning of period ....... | $ 25.20 | $ 26.02 | $ 24.57 | $ 25.00 |
| Net investment income ................. | 2.43 | 2.51 | 2.18 | 0.17 |
| Net change in unrealized and realized gain (loss) ............................. | 0.76 | (0.22) | 0.96 | (0.57) |
| Net increase (decrease) in net assets resulting from operations .............. | 3.19 | 2.29 | 3.14 | (0.40) |
| Distributions from net investment income [2] ......................... | (2.03) | (2.30) | (2.00) | — |
| Net increase (decrease) in net assets from capital share transactions .............. | (0.09) | (0.81) | 0.31 | (0.03) |
| Total increase (decrease) in net assets ...... | 1.07 | (0.82) | 1.45 | (0.43) |
| Net asset value, end of period ............ | $ 26.27 | $ 25.20 | $ 26.02 | $ 24.57 |
| Market value, end of period .............. | $ 34.00 | N/A | N/A | N/A |
| Shares outstanding, end of period ......... | 169,274,033 | 129,661,586 | 64,289,742 | 9,621,319 |
| Total return based on NAV [3] ............ | 12.6% | 6.5% | 14.4% | (1.7)% |
| Total return based on market value [4] ...... | 32.1% | N/A | N/A | N/A |
| **Ratios:** | | | | |
| Ratio of net expenses to average net assets [5] .......................... | 7.2% | 6.5% | 8.5% | 8.9% |
| Ratio of net investment income to average net assets [5] ......................... | 9.3% | 10.4% | 8.5% | 6.1% |
| Portfolio turnover rate ................... | 35.4% | 46.8% | 31.5% | — % |
| **Supplemental Data:** | | | | |
| Net assets, end of period ................ | $ 4,447,479 | $ 3,267,809 | $ 1,673,117 | $ 236,365 |
| Asset coverage ratio .................... | 180.2% | 230.0% | 215.1% | 227.8% |

(1) The per share data was derived by using the weighted average shares outstanding during the period.

(2) The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 9).

(3) Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the DRIP) divided by the beginning NAV per share. Total return does not include sales load.

(4) Total return based on market value is calculated as the change in market value per share during the respective periods, taking into account distributions, if any, reinvested in accordance with the DRIP. The beginning market value per share is based on the initial public offering price of $26.15 per share and not annualized.

(5) Amounts are annualized except for expense support amounts relating to organizational costs, excise tax, management fee and income based incentive fee waivers by the Adviser (refer to Note 3) and other tax expense. For the years ended December 31, 2025, 2024, 2023, 2022, 2021, 2020, 2019 and the period ended December 31, 2018, the ratio of total operating expenses to average net assets was 10.7%, 11.2%, 11.7%, 9.3%, 7.4%, 6.4%, 8.5% and 14.1%, respectively, on an annualized basis, excluding the effect of expense support/ (recoupment) and management fee and income based incentive fee waivers by the Adviser which represented 0.0%, 0.0%, (0.8)%, (0.9)%, (0.2)%, (0.1)%, 0.0% and 5.2%, respectively, of average net assets. The Waiver Period ended on October 28, 2023.

(6) The period ended December 31, 2018 represents the period from November 20, 2018 (commencement of operations) to December 31, 2018.

The following is information about the Company's senior securities as of the dates indicated in the table below:

| Class and Period | Total Amount Outstanding Exclusive of Treasury Securities [1] | Asset Coverage per Unit [2] | Involuntary Liquidating Preference per Unit [3] | Average Market Value per Unit [4] |
|---|---|---|---|---|
| **Subscription Facility** | | | | |
| December 31, 2025 ..................... | $ — | $ — | — | N/A |
| December 31, 2024 ..................... | — | — | — | N/A |
| December 31, 2023 ..................... | — | — | — | N/A |
| December 31, 2022 ..................... | — | — | — | N/A |
| December 31, 2021 ..................... | — | — | — | N/A |
| December 31, 2020 ..................... | — | — | — | N/A |
| December 31, 2019 ..................... | 119,752 | 2,151 | — | N/A |
| December 31, 2018 ..................... | — | — | — | N/A |
| **Jackson Hole Funding Facility** | | | | |
| December 31, 2025 ..................... | 22,374 | 1,771 | — | N/A |
| December 31, 2024 ..................... | 399,874 | 1,857 | — | N/A |
| December 31, 2023 ..................... | 233,019 | 2,003 | — | N/A |
| December 31, 2022 ..................... | 360,019 | 1,748 | — | N/A |
| December 31, 2021 ..................... | 361,007 | 1,802 | — | N/A |
| December 31, 2020 ..................... | 362,316 | 2,300 | — | N/A |
| December 31, 2019 ..................... | 514,151 | 2,151 | — | N/A |
| December 31, 2018 ..................... | 120,000 | 2,278 | — | N/A |
| **Breckenridge Funding Facility** | | | | |
| December 31, 2025 ..................... | 652,550 | 1,771 | — | N/A |
| December 31, 2024 ..................... | 649,350 | 1,857 | — | N/A |
| December 31, 2023 ..................... | 741,700 | 2,003 | — | N/A |
| December 31, 2022 ..................... | 825,000 | 1,748 | — | N/A |
| December 31, 2021 ..................... | 568,680 | 1,802 | — | N/A |
| December 31, 2020 ..................... | 569,000 | 2,300 | — | N/A |
| December 31, 2019 ..................... | 820,311 | 2,151 | — | N/A |
| December 31, 2018 ..................... | 65,000 | 2,278 | — | N/A |
| **Big Sky Funding Facility** | | | | |
| December 31, 2025 ..................... | 585,900 | 1,771 | — | N/A |
| December 31, 2024 ..................... | 400,000 | 1,857 | — | N/A |
| December 31, 2023 ..................... | 480,906 | 2,003 | — | N/A |
| December 31, 2022 ..................... | 499,606 | 1,748 | — | N/A |
| December 31, 2021 ..................... | 499,606 | 1,802 | — | N/A |
| December 31, 2020 ..................... | 200,346 | 2,300 | — | N/A |
| December 31, 2019 ..................... | — | — | — | N/A |
| December 31, 2018 ..................... | — | — | — | N/A |
| **BXSL 2025-1 Facility** | | | | |
| December 31, 2025 ..................... | 34,800 | 1,771 | — | N/A |
| December 31, 2024 ..................... | — | 1,857 | — | N/A |
| December 31, 2023 ..................... | — | — | — | N/A |
| December 31, 2022 ..................... | — | — | — | N/A |
| December 31, 2021 ..................... | — | — | — | N/A |
| December 31, 2020 ..................... | — | — | — | N/A |
| December 31, 2019 ..................... | — | — | — | N/A |
| December 31, 2018 ..................... | — | — | — | N/A |

| Class and Period | Total Amount Outstanding Exclusive of Treasury Securities [1] | Asset Coverage per Unit [2] | Involuntary Liquidating Preference per Unit [3] | Average Market Value per Unit [4] |
|---|---|---|---|---|
| **Revolving Credit Facility** | | | | |
| December 31, 2025 | $1,447,497 | $1,771 | — | N/A |
| December 31, 2024 | 1,287,140 | 1,857 | — | N/A |
| December 31, 2023 | 682,258 | 2,003 | — | N/A |
| December 31, 2022 | 678,378 | 1,748 | — | N/A |
| December 31, 2021 | 915,035 | 1,802 | — | N/A |
| December 31, 2020 | 182,901 | 2,300 | — | N/A |
| December 31, 2019 | — | — | — | N/A |
| December 31, 2018 | — | — | — | N/A |
| **2023 Notes** | | | | |
| December 31, 2025 | — | — | — | N/A |
| December 31, 2024 | — | — | — | N/A |
| December 31, 2023 | — | — | — | N/A |
| December 31, 2022 | 400,000 | 1,748 | — | N/A |
| December 31, 2021 | 400,000 | 1,802 | — | N/A |
| December 31, 2020 | 400,000 | 2,300 | — | N/A |
| December 31, 2019 | — | — | — | N/A |
| December 31, 2018 | — | — | — | N/A |
| **2026 Notes** | | | | |
| December 31, 2025 | 800,000 | 1,771 | — | N/A |
| December 31, 2024 | 800,000 | 1,857 | — | N/A |
| December 31, 2023 | 800,000 | 2,003 | — | N/A |
| December 31, 2022 | 800,000 | 1,748 | — | N/A |
| December 31, 2021 | 800,000 | 1,802 | — | N/A |
| December 31, 2020 | 800,000 | 2,300 | — | N/A |
| December 31, 2019 | — | — | — | N/A |
| December 31, 2018 | — | — | — | N/A |
| **New 2026 Notes** | | | | |
| December 31, 2025 | 700,000 | 1,771 | — | N/A |
| December 31, 2024 | 700,000 | 1,857 | — | N/A |
| December 31, 2023 | 700,000 | 2,003 | — | N/A |
| December 31, 2022 | 700,000 | 1,748 | — | N/A |
| December 31, 2021 | 700,000 | 1,802 | — | N/A |
| December 31, 2020 | — | — | — | N/A |
| December 31, 2019 | — | — | — | N/A |
| December 31, 2018 | — | — | — | N/A |
| **2027 Notes** | | | | |
| December 31, 2025 | 650,000 | 1,771 | — | N/A |
| December 31, 2024 | 650,000 | 1,857 | — | N/A |
| December 31, 2023 | 650,000 | 2,003 | — | N/A |
| December 31, 2022 | 650,000 | 1,748 | — | N/A |
| December 31, 2021 | 650,000 | 1,802 | — | N/A |
| December 31, 2020 | — | — | — | N/A |
| December 31, 2019 | — | — | — | N/A |
| December 31, 2018 | — | — | — | N/A |

| Class and Period | Total Amount Outstanding Exclusive of Treasury Securities [1] | Asset Coverage per Unit [2] | Involuntary Liquidating Preference per Unit [3] | Average Market Value per Unit [4] |
|---|---|---|---|---|
| **2028 Notes** | | | | |
| December 31, 2025 | $650,000 | $1,771 | — | N/A |
| December 31, 2024 | 650,000 | 1,857 | — | N/A |
| December 31, 2023 | 650,000 | 2,003 | — | N/A |
| December 31, 2022 | 650,000 | 1,748 | — | N/A |
| December 31, 2021 | 650,000 | 1,802 | — | N/A |
| December 31, 2020 | — | — | — | N/A |
| December 31, 2019 | — | — | — | N/A |
| December 31, 2018 | — | — | — | N/A |
| **November 2027 Notes** | | | | |
| December 31, 2025 | 400,000 | 1,771 | — | N/A |
| December 31, 2024 | 400,000 | 1,857 | — | N/A |
| December 31, 2023 | — | — | — | N/A |
| December 31, 2022 | — | — | — | N/A |
| December 31, 2021 | — | — | — | N/A |
| December 31, 2020 | — | — | — | N/A |
| December 31, 2019 | — | — | — | N/A |
| December 31, 2018 | — | — | — | N/A |
| **April 2028 Notes** | | | | |
| December 31, 2025 | 700,000 | 1,771 | — | N/A |
| December 31, 2024 | 700,000 | 1,857 | — | N/A |
| December 31, 2023 | — | — | — | N/A |
| December 31, 2022 | — | — | — | N/A |
| December 31, 2021 | — | — | — | N/A |
| December 31, 2020 | — | — | — | N/A |
| December 31, 2019 | — | — | — | N/A |
| December 31, 2018 | — | — | — | N/A |
| **June 2030 Notes** | | | | |
| December 31, 2025 | 500,000 | 1,771 | — | N/A |
| December 31, 2024 | — | — | — | N/A |
| December 31, 2023 | — | — | — | N/A |
| December 31, 2022 | — | — | — | N/A |
| December 31, 2021 | — | — | — | N/A |
| December 31, 2020 | — | — | — | N/A |
| December 31, 2019 | — | — | — | N/A |
| December 31, 2018 | — | — | — | N/A |
| **January 2031 Notes** | | | | |
| December 31, 2025 | 500,000 | 1,771 | — | N/A |
| December 31, 2024 | — | — | — | N/A |
| December 31, 2023 | — | — | — | N/A |
| December 31, 2022 | — | — | — | N/A |
| December 31, 2021 | — | — | — | N/A |
| December 31, 2020 | — | — | — | N/A |
| December 31, 2019 | — | — | — | N/A |
| December 31, 2018 | — | — | — | N/A |

| Class and Period | Total Amount Outstanding Exclusive of Treasury Securities [1] | Asset Coverage per Unit [2] | Involuntary Liquidating Preference per Unit [3] | Average Market Value per Unit [4] |
|---|---|---|---|---|
| **2024-1 Notes** | | | | |
| December 31, 2025 | $457,500 | $1,771 | — | N/A |
| December 31, 2024 | 457,500 | 1,857 | — | N/A |
| December 31, 2023 | — | — | — | N/A |
| December 31, 2022 | — | — | — | N/A |
| December 31, 2021 | — | — | — | N/A |
| December 31, 2020 | — | — | — | N/A |
| December 31, 2019 | — | — | — | N/A |
| December 31, 2018 | — | — | — | N/A |

(1) Total amount of each class of senior securities outstanding at the end of the period presented.

(2) Asset coverage per unit is the ratio of the carrying value of the Company's total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(3) The amount to which such class of senior security would be entitled upon the Company's involuntary liquidation in preference to any security junior to it. The "—" in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(4) Not applicable because the senior securities are not registered for public trading.

As of December 31, 2025 and December 31, 2024, the aggregate principal amount of indebtedness outstanding was $8.1 billion and $7.1 billion, respectively.

## Note 13. Segment Reporting

The Company operates as a single reportable segment and derives revenues from investing primarily in originated loans and other securities, including broadly syndicated loans, of U.S. private companies and manages the business on a consolidated basis.

The chief operating decision maker (**"CODM"**) consists of the Company's co-chief executive officers and chief financial officer. The primary performance metric provided to the CODM to assess performance and make operating decisions is Net increase (decrease) in net assets resulting from operations which is reported on the Consolidated Statements of Operations.

Performance metrics are provided to the CODM on a quarterly basis and are utilized to evaluate performance generated from segment net assets. These key metrics, in addition to other factors, are utilized by the CODM to determine allocation of profits, such as for investment or the amount of dividends to be distributed to the Company's shareholders. As the Company operates as a single reporting segment, the segment net assets are reported on the Consolidated Statements of Assets and Liabilities as Total net assets and the significant segment expenses are listed on the Consolidated Statements of Operations.

## Note 14. Subsequent Events

The Company's management evaluated subsequent events through the date of issuance of the consolidated financial statements. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the consolidated financial statements as of December 31, 2025, except as discussed below.

In February 2026, the Board authorized a share repurchase plan, under which we may repurchase up to $250 million in the aggregate of our outstanding Common Shares in the open market at prices below our NAV

per share for a one-year term, in accordance with the guidelines specified in Rule 10b-18 of the Exchange Act. The timing, manner, price and amount of any share repurchases will be determined by us, in our sole discretion, based upon the evaluation of economic and market conditions, stock price, applicable legal and regulatory requirements and other factors.

On February 25, 2026, the Board declared a distribution of $0.77 per share, to shareholders of record as of March 31, 2026, which is payable on or about April 24, 2026.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

There are not and have not been any disagreements between the Company and its accountant on any matter of accounting principles, practices, or financial statement disclosure.

**Item 9A. Controls and Procedures.**

*(a) Evaluation of Disclosure Controls and Procedures*

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. An evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K was made under the supervision and with the participation of our management, including our Co-Chief Executive Officers and Chief Financial Officer. Based upon this evaluation, our Co-Chief Executive Officers and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures are (a) effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

*(b) Management's Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting is a process designed under the supervision of our Co-Chief Executive Officers and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework established in *Internal Control—Integrated Framework*

*(2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2025 was effective.

### *(c) Attestation Report of the Registered Public Accounting Firm*

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting which is included herein.

### *(d) Changes in Internal Controls Over Financial Reporting*

There have been no changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

### Item 9B. Other Information.

None.

### Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

## Item 10. Directors, Executive Officers and Corporate Governance.

### Management

Our business and affairs are managed under the direction of the Board. Our Board elects the Company's executive officers, who serve at the discretion of the Board. The responsibilities of the Board include, among other things, the oversight of our investment activities, the quarterly and non-quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board consists of seven members, five of whom are not "interested persons" of the Company or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and are "independent," as determined by the Board. These individuals are referred to as Independent Trustees. In addition to the information provided below, each trustee possesses the following attributes, which the Board believes has prepared them to be effective trustees: Mr. Bass, experience as an executive and service as a board member; Ms. Collins, experience as an executive and service as a board member of another registered management investment company; Ms. Fuller, experience as an executive and service as a board member of other registered management investment companies; Mr. Clark, experience as an investment professional; Ms. Greene, experience as an executive and service as a board member of a national market system exchange; Mr. Marshall, experience as an executive and investment professional and leadership roles with Blackstone Credit & Insurance and Blackstone; and Mr. Sawhney, experience as an executive and leadership roles with Blackstone.

Effective October 18, 2021, the Board was divided into three classes, with the members of each class serving staggered, three-year terms. The terms of our Class I trustees will expire at the 2028 annual meeting of shareholders; the terms of our Class II trustees will expire at the 2026 annual meeting of shareholders; and the terms of our Class III trustees will expire at the 2027 annual meeting of shareholders.

### Trustees

Information regarding the Board is as follows:

| Name | Year of Birth | Position | Trustee Class | Trustee Since |
|---|---|---|---|---|
| **Interested Trustees:** | | | | |
| Brad Marshall . . . . . . . . . . . . . . . . . | 1972 | Trustee, Chairperson, and Co-Chief Executive Officer | Class III | 2018 |
| Vikrant Sawhney . . . . . . . . . . . . . | 1970 | Trustee | Class I | 2021 |
| **Independent Trustees:** | | | | |
| Robert Bass . . . . . . . . . . . . . . . . . . | 1949 | Trustee | Class II | 2018 |
| Tracy Collins . . . . . . . . . . . . . . . . | 1963 | Trustee | Class III | 2018 |
| Vicki Fuller . . . . . . . . . . . . . . . . . . | 1957 | Trustee | Class I | 2020 |
| James F. Clark . . . . . . . . . . . . . . . | 1961 | Trustee | Class I | 2020 |
| Michelle Greene . . . . . . . . . . . . . . | 1969 | Trustee | Class II | 2022 |

### Executive Officers Who are Not Trustees

Information regarding our executive officers who are not Trustees is as follows:

| Name | Year of Birth | Position | Officer Since |
|---|---|---|---|
| Jonathan Bock . . . . . . . . . . . . . . . . . . . . . . | 1982 | Co-Chief Executive Officer | 2023 |
| Carlos Whitaker . . . . . . . . . . . . . . . . . . . . . | 1976 | President | 2021 |
| Teddy Desloge . . . . . . . . . . . . . . . . . . . . . | 1988 | Chief Financial Officer | 2023 |
| Katherine Rubenstein . . . . . . . . . . . . . . . . | 1978 | Chief Operating Officer | 2021 |
| Matthew Alcide . . . . . . . . . . . . . . . . . . . . . | 1987 | Chief Accounting Officer and Treasurer | 2023 |

| Name | Year of Birth | Position | Officer Since |
|---|---|---|---|
| William Renahan .................... | 1969 | Chief Compliance Officer | 2022 |
| Stacy Wang ....................... | 1989 | Head of Stakeholder Relations | 2023 |
| Lucie Enns ........................ | 1990 | Chief Legal Officer and Secretary | 2024* |

\* Ms. Enns was appointed as the Company's Chief Securities Counsel in 2024. Effective as of the close of business on August 4, 2025, Ms. Enns was appointed as Chief Legal Counsel and Secretary of the Company and resigned from her position as Chief Securities Counsel of the Company.

## Biographical Information

The following is information concerning the business experience of our Board of Trustees and executive officers. Our trustees have been divided into two groups—interested trustees and Independent Trustees. An interested trustee is an "interested person" as defined in Section 2(a)(19) of the 1940 Act.

### *Interested Trustees*

**Brad Marshall (Portfolio Manager)**, *Trustee, Senior Managing Director, Global Head of Private Credit Strategies for BXCI, Chairman and Co-CEO of the Company and Blackstone Private Credit Fund* (**"BCRED"**). Mr. Marshall is the Global Head of Private Credit Strategies, Chairman and Co-CEO of both the Company and BCRED for BXCI based in New York. Prior to joining Blackstone in 2005, Mr. Marshall worked in various roles at the Royal Bank of Canada (**"RBC"**), including fixed income research and business development within RBC's private equity funds effort. Prior to RBC, Mr. Marshall helped develop a private equity funds business for TAL Global, a Canadian asset management division of CIBC, and prior to that, he co-founded a microchip verification software company where he served as Chief Financial Officer. Mr. Marshall received an M.B.A. from McGill University in Montreal and a B.A. (Honors) in Economics from Queen's University in Kingston, Canada. Mr. Marshall is also a trustee of BCRED.

**Vikrant Sawhney**, *Trustee, Senior Managing Director, Chief Administrative Officer of Blackstone, Global Head of Institutional Client Solutions*. Mr. Sawhney is Blackstone's Chief Administrative Officer, Global Head of Institutional Client Solutions, and a member of the firm's Management Committee. Since joining Blackstone in 2007, Mr. Sawhney started Blackstone Capital Markets and also served as the Chief Operating Officer of the Private Equity group. Before joining Blackstone, Mr. Sawhney worked as a Managing Director at Deutsche Bank, and prior to that at the law firm of Simpson Thacher & Bartlett LLP. Mr. Sawhney currently sits on the Board of the Blackstone Charitable Foundation. He is also the Board Chair of Dream, an east Harlem-based educational and social services organization, and a trustee of Quinnipiac University. He graduated magna cum laude from Dartmouth College, where he was elected to Phi Beta Kappa. He received a J.D., cum laude, from Harvard Law School. Mr. Sawhney is also a trustee of BCRED.

### *Independent Trustees*

**Robert Bass.** Mr. Bass served as a Vice Chairman of Deloitte & Touche LLP (**"Deloitte"**) from 2006 through June 2012, and was a Partner in Deloitte from 1982 through June 2012, where he specialized in e-commerce, mergers and acquisitions, SEC filings and related issues. At Deloitte, Mr. Bass was responsible for all services provided to Forstmann Little and its portfolio companies and was the advisory partner for Blackstone, DIRECTV, 24 Hour Fitness, McKesson, IMG and CSC. In addition, he has been an advisory partner for RR Donnelley, Automatic Data Processing, Community Health Systems, and Avis Budget. Mr. Bass has served on the board of directors of Sims Metal Management (ASX: SGM.AX) and as a member of the risk and audit committee from September 2013 to December 31, 2018, including as Chairman of the risk and audit committee from November 2014, the board of directors and as a member of the audit committee of Groupon, Inc. (NASDAQ: GRPN) since 2012, including as Chairman of the audit committee since 2013, the board of directors

and as a member of the audit committee of Apex Tool Group, LLC from December 2014 to October 2016 (change in control), including as Chairman of the audit committee since April 2015, the board of directors and as Chairman of the audit committee of New Page Corporation from January 2013 (emergence from chapter XI) to January 2015 (sale of the company), the board of directors and as Chairman of the audit committee of Redfin Corporation (NASDAQ: RDFN) from October 2016 to July 2025 (sale of company), and the board of directors and as Chairman of the audit committee of Lucky Strike Entertainment Corp (NYSE: LUCK) (formerly, Bowlero Corporation) since December 2021. Mr. Bass is a certified public accountant licensed in New York and Connecticut. He is a member of the American Institute of Certified Public Accountants and the Connecticut State Society of Certified Public Accountants. Mr. Bass is also a trustee of BCRED.

**Tracy Collins.** Ms. Collins is an independent finance professional and from 2013 to 2017, served as CEO to SmartFinance LLC, a Fintech startup purchased by MidFirst Bank in December of 2017. During her career in financial services, Ms. Collins worked as a Senior Managing Director (Partner) and Head of Asset-Backed Securities Research at Bear Stearns & Co., Inc. for six years and prior to that, as a Managing Director (Partner) and Head of Asset-Backed Securities and Structured Products at Credit Suisse (formerly known as Credit Suisse First Boston) for nine years. During her tenure as a structured product specialist, Ms. Collins was consistently recognized as a "First Team All American Research Analyst." Ms. Collins served as an independent director for KKR Financial from August 2006 to May 2014. She graduated from the University of Texas at Austin in the Plan II Honors Program. Ms. Collins is also a trustee of BCRED, Blackstone Private Multi-Asset Credit and Income Fund (**"BMACX"**) and Blackstone Private Real Estate Credit and Income Fund (**"BREC"**).

**Vicki Fuller.** Ms. Fuller is founder and CEO of VLF Development LLC, where she oversees the execution of complex institutional advisory assignments. She previously served as a Director of The Williams Companies, Inc. from 2018 to 2021. Ms. Fuller has served on the board of directors, board of trustees, and key committees for eight for-profit companies. From 2012 to 2018, Ms. Fuller served as the Chief Investment Officer, at New York State Common Retirement Fund (**"NYS Common"**). Prior to NYS Common, Ms. Fuller had a 27-year career at AllianceBernstein in New York City, a global investment manager, where her final position was Managing Director of the institutional team accountable for business development and client services to the large public pension plan market. Earlier in her career, Ms. Fuller also served roles at Standard and Poor's and Morgan Stanley. In 2018, Ms. Fuller was appointed to the board of trustees for Fidelity Equity and High Income Funds. Ms. Fuller received her M.B.A. from the University of Chicago and her B.S.B.A. from Roosevelt University. Ms. Fuller is also a trustee of BCRED and BMACX.

**James F. Clark.** Mr. Clark serves as a Partner and generalist on the investment team of Sound Shore Management, Inc. (**"Sound Shore"**), which he joined in 2004. Mr. Clark is responsible for the firm's investments in energy, industrials, materials, and utilities. His tenure also includes heading Sound Shore's Governance Committee and having served on its Investment and Operating Committees. Previously, Mr. Clark worked at Credit Suisse First Boston (**"CSFB"**) from 1984 to 2004, most recently as a Managing Director from 1996 to 2004. At CSFB, Mr. Clark served as Head of US Equity Research, from 2000 to 2004, and as the firm's International and Domestic Oil Analyst, from 1989 to 2000. Mr. Clark also served as a winter adjunct faculty member at Williams College, from 2020 to 2024. Mr. Clark has an M.B.A. from Harvard University and a B.A. from Williams College, cum laude and with highest honors. Mr. Clark is also a trustee of BCRED and BMACX.

**Michelle Greene.** Ms. Greene is a board member, President Emeritus and Advisor of the Long-Term Stock Exchange (**"LTSE"**), a venture-backed, SEC-approved National Market System exchange with listing standards designed to support long-term focused visionary companies. She also is a board member of the Exchange's parent company, LTSE Group. Ms. Greene is an adjunct professor at Columbia University's School of International and Public Affairs, where she has taught for over a decade. She serves on Advisory Boards for the Aspen Institute Business & Society Program, and the Berkeley Center for Law and Business at UC-Berkeley School of Law. Ms. Greene is an honorary board member at Halcyon, a non-profit incubator of impact-driven businesses. Previously, she worked on financial markets and financial institutions policy, as well as financial crisis response, at the U.S. Department of the Treasury, where she served under two administrations. Ms. Greene

also was Senior Vice President and Head of Global Corporate Responsibility at the New York Stock Exchange ("**NYSE**"), where she launched and led its global corporate responsibility team, advised Fortune 500 companies on their sustainability programs and served as Executive Director of the NYSE Foundation. Ms. Greene was a consultant at McKinsey & Company, led the Carr Center for Human Rights Policy at Harvard University, and begun her career as a corporate securities lawyer. Ms. Greene has served on World Economic Forum advisory boards on financial inclusion and gender parity as Executive Director of the President's Advisory Council on Financial Literacy and Financial Inclusion, and as a member of the White House Council on Women and Girls. as well as on a number of non-profit boards. Ms. Greene graduated from Dartmouth College and received a J.D. from Harvard Law School. Ms. Greene is also a trustee of BCRED and BREC.

### *Executive Officers Who Are Not Trustees*

**Jonathan Bock**, *Senior Managing Director, Co-CEO of the Company and BCRED, Co-President of BMACX, Global Head of Market Research for BXCI.* Mr. Bock is a Senior Managing Director and the Co-CEO of the Company and BCRED, Co-President of BMACX and Global Head of Market Research for BXCI based in New York. Prior to joining Blackstone in 2023, Mr. Bock was the Chief Executive Officer of Barings Business Development Companies. In addition to this role, he served as the Co-Chief Executive Officer and President of Barings Private Credit Corporation, and Chief Financial Officer of Barings Capital Investment Corporation, Barings Corporate Investors, and Barings Participation Investors. Prior to joining Barings in July 2018, Mr. Bock was a Managing Director and Senior Equity Analyst at Wells Fargo Securities specializing in BDCs. He was the chief author of a leading BDC quarterly research publication: the BDC Scorecard. He is also published in the Journal of Alternative Investments. Prior to Wells Fargo, Mr. Bock followed the BDC industry at Stifel Nicolaus & Company and A.G. Edwards Inc. Prior to entering sell-side research in 2006, Mr. Bock was an equity portfolio manager/analyst at Busey Wealth Management in Champaign, Illinois. Mr. Bock holds a B.S. in Finance from the University of Illinois College of Business and is a member of the CFA Institute.

**Carlos Whitaker**, *Senior Managing Director, President of the Company and BCRED, Co-President of BMACX.* Mr. Whitaker is a Senior Managing Director in BXCI based in New York and serves as the President of the Company and BCRED and Co-President of BMACX, where he oversees management, business development and performance of these investment vehicles. Before joining Blackstone in 2021, Mr. Whitaker was at Credit Suisse, where he was a Managing Director and held senior executive roles in the Global Markets division, including Head of New York Advisory Sales and Co-Head of Europe, Middle East & Africa Advisory Sales. Mr. Whitaker received a Bachelor of Arts from the Plan II Honors Program, a Bachelor of Business Administration in Accounting, and a Master of Professional Accounting from the University of Texas at Austin, where he graduated with honors as a Sommerfeld Scholar. He is a member of the McCombs School of Business Advisory Council at the University of Texas at Austin. He also sits on the boards of New York for McCombs and Apollo Theater in Harlem.

**Teddy Desloge (Portfolio Manager)**, *Senior Managing Director, Chief Financial Officer of the Company and BCRED.* Mr. Desloge is a Senior Managing Director in BXCI based in Miami and serves as the Chief Financial Officer and Portfolio Manager of the Company and BCRED. Since joining Blackstone in 2015, Mr. Desloge has been involved with investment management of various direct lending funds and has focused on origination, research, and execution of private and opportunistic credit investments across industries, supporting private credit strategies. Prior to joining Blackstone in 2015, Mr. Desloge focused on origination, research and execution of private credit investments at Gefinor Capital. He started his career in the Leveraged Finance group at Jefferies. Mr. Desloge graduated from Hobart & William Smith Colleges with a B.A. in Economics.

**Katherine Rubenstein**, *Managing Director, Chief Operating Officer of North America Private Credit, Chief Operating Officer of the Company, BCRED and BMACX.* Ms. Rubenstein is a Managing Director and the Chief Operating Officer of North America Private Credit for BXCI based in New York. Ms. Rubenstein serves as Chief Operating Officer of the Company and BCRED. Since joining Blackstone in 2015, Ms. Rubenstein created and led the GSO Advantage platform (now Blackstone Credit & Insurance Value Creation Program), which

brings Blackstone's broad set of capabilities to drive operational efficiencies and growth for BXCI's portfolio companies. She subsequently created and led the Blackstone Advantage program, focusing on building networks and expanding access to resources for portfolio companies across Blackstone business units. Before joining Blackstone, Ms. Rubenstein originated senior secured loans and equipment finance opportunities in the industrial, consumer, and retail sectors for GE Capital and prior to that worked in brand management at World Kitchen. Ms. Rubenstein received an M.B.A. from The Johnson Graduate School of Management at Cornell University, where she was a Roy H. Park Leadership Fellow, and an AB from Dartmouth College. Ms. Rubenstein is on the Blackstone Charitable Foundation Leadership Council and on the Board of Let's Get Ready, a non-profit organization that provides low-income and first generation to college students support to gain admission to and graduate from college.

**Matthew Alcide**, *Managing Director, Chief Accounting Officer and Treasurer of the Company and BCRED*. Mr. Alcide is a Managing Director and the Chief Accounting Officer and Treasurer of the Company and BCRED for BXCI based in New York. Mr. Alcide leads the BXCI BDC Finance Group where he oversees the accounting and financial reporting for the Company and BCRED. Prior to joining Blackstone, Mr. Alcide was a Director in the New York and London offices of PricewaterhouseCoopers where he provided assurance and accounting services to companies and investment funds across the asset management, investment banking and broker-dealer industries with a focus on SEC registrants and other publicly traded entities. Mr. Alcide graduated magna cum laude from Providence College with a B.S. in Accounting. Mr. Alcide is a Certified Public Accountant licensed in the State of New York.

**William Renahan**, *Managing Director, Chief Compliance Officer of the Company, BCRED and BMACX and Chief Compliance Officer and Secretary of BREC*. Mr. Renahan is a Managing Director in the Legal & Compliance Group and serves as the Chief Compliance Officer of Blackstone's Registered Funds. Prior to joining Blackstone, Mr. Renahan was a Senior Managing Director at Duff & Phelps Investment Management and served as Chief Compliance Officer of its investment adviser and affiliated registered investment companies. He graduated with a B.A. from Hobart College, a J.D. with honors from Albany Law School, and a Master of Laws in Taxation from New York University School of Law. He is admitted to practice law in New York State and holds Series 7 and 24 FINRA licenses.

**Stacy Wang**, *Managing Director and Head of Stakeholder Relations of the Company, BCRED and BMACX*. Ms. Wang is a Managing Director and the Head of Stakeholder Relations for the Company, BCRED and BMACX for BXCI based in New York. Prior to Ms. Wang's current role, Ms. Wang focused on fundraising, product strategy, and client relationships across private and opportunistic credit products for institutional and retail investors. Prior to joining Blackstone in 2015, Ms. Wang worked as an Investment Banking Associate at Natixis, where she focused on leveraged finance and M&A transactions. Ms. Wang graduated from the Stern School of Business at New York University with a B.S. in Finance and Journalism.

**Lucie Enns**, *Managing Director, Chief Legal Officer and Secretary of the Company and BCRED and Chief Securities Counsel of BMACX*. Ms. Enns is a Managing Director and the Chief Legal Officer and Secretary of the Company and BXSL and Chief Securities Counsel of BMACX. Ms. Enns oversees legal matters relating to the business development companies within Blackstone's Credit & Insurance and Private Wealth businesses and plays a key role in the structuring, launch and operations of a number of other registered funds at the firm. Prior to joining Blackstone in 2021, Ms. Enns was an associate in the Registered Funds Group of Simpson Thacher & Bartlett LLP in Washington, D.C. Ms. Enns received a B.S., cum laude, from the University of Alabama, and a J.D., summa cum laude, from American University Washington College of Law.

**Board Leadership Structure**

The Board is currently composed of seven Trustees, five Independent Trustees and two trustees who are not Independent Trustees (the **"Interested Trustees"**). Brad Marshall serves as Chairperson of the Board. Mr. Marshall is an "interested person" of the Company. The appointment of Mr. Marshall as Chairperson reflects

the Board's belief that his experience, familiarity with the Company's day-to-day operations and access to individuals with responsibility for the Company's management and operations provides the Board with insight into the Company's business and activities and, with his access to appropriate administrative support, facilitates the efficient development of meeting agendas that address the Company's business, legal and other needs and the orderly conduct of board meetings. All committees are chaired by Independent Trustees. Executive sessions, which are meetings of the Independent Trustees without the presence of Interested Trustees and management, are regularly held throughout the year. At each of these executive sessions, the Independent Trustees determine which member will preside. The Board has determined that its leadership structure is appropriate in light of the Company's circumstances and provides for the informed and independent exercise of its responsibilities.

**Board's Role in Risk Oversight**

Our Board performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board and are composed solely of Independent Trustees, and (ii) active monitoring of our Chief Compliance Officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.

Oversight of our investment activities extends to oversight of the risk management processes employed by the Advisers as part of their day-to-day management of our investment activities. The Board anticipates reviewing risk management processes at both regular and special meetings of the Board of Trustees throughout the year, consulting with appropriate representatives of the Advisers as necessary and periodically requesting the production of risk management reports or presentations. In addition to such periodic reports, the Board, or a committee thereof, may receive updates from management as to the Company's and the Advisers' cybersecurity risks and Blackstone cybersecurity program developments. The goal of the Board's risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board's oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

We believe that the role of our Board in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

**Corporate Governance**

*Committees*

The Board has an Audit Committee, a nominating and governance committee (the **"Nominating and Governance Committee"**) and a compensation committee (the **"Compensation Committee"**) and may form additional committees in the future.

*Audit Committee*

The Audit Committee is responsible for (a) assisting the Board's oversight of the integrity of the Company's financial statements, the independent registered public accounting firm's qualifications and independence, the Company's compliance with legal and regulatory requirements and the performance of the Company's independent registered public accounting firm; (b) preparing an Audit Committee report, if required by the SEC, which will be included in our annual proxy statement; (c) overseeing the scope of the annual audit of the Company's financial statements, the quality and objectivity of the Company's financial statements, accounting and financial reporting policies and internal controls; (d) determining the selection, appointment, retention and termination of the Company's independent registered public accounting firm, as well as approving the compensation thereof; (e) pre-approving all audit and non-audit services provided to us and certain other persons

by such independent registered public accounting firm; and (f) acting as a liaison between the Company's independent registered public accounting firm and the Board. The members of the Audit Committee are Robert Bass, Tracy Collins, Vicki Fuller, James F. Clark, and Michelle Greene, all of whom have been determined not to be "interested persons" of the Company under the 1940 Act and who are "independent" as defined in the NYSE Listing Standards and the Audit Committee charter. Robert Bass serves as the Chairperson of the Audit Committee.

The Board has determined that all members of the Audit Committee are "financially literate" within the meaning of the NYSE Listing Standards and has designated Robert Bass as the Company's "audit committee financial expert," as defined in the rules promulgated by the SEC, and as required by NYSE Listing Standards.

The Company's Audit Committee charter is available on the Company's website, www.bxsl.com, under the "Shareholder Resources" tab by selecting "Corporate Governance."

The Board has determined that the service of Mr. Bass on the audit committees of more than three public companies does not impair his ability to effectively serve on the Audit Committee, given Mr. Bass's extensive experience as an audit professional, his proficiency in accounting, and his knowledge of the Company.

*Nominating and Governance Committee*

The Nominating and Governance Committee is responsible for selecting and nominating the Independent Trustees for election as Trustees. The members of the Nominating and Governance Committee are Robert Bass, Tracy Collins, Vicki Fuller, James F. Clark, and Michelle Greene, all of whom have been determined not to be "interested persons" of the Company under the 1940 Act and who are "independent" as defined in the NYSE Listing Standards and the Nominating and Governance Committee charter. Ms. Collins serves as Chairperson of the Nominating and Governance Committee.

When vacancies or newly created trusteeships occur, the Nominating and Governance Committee will consider trustee candidates recommended by a variety of sources to nominate for election by the Company's shareholders. While the Nominating and Governance Committee is solely responsible for the selection and nomination of the Independent Trustees, the Nominating and Governance Committee may accept nominees recommended by a shareholder as it deems appropriate. Shareholders who wish to recommend a nominee may do so by submitting their recommendation with biographical information and a statement as to the qualifications of the proposed nominee to the Secretary of the Company at 345 Park Avenue, New York, New York 10154.

In considering trustee candidates, the Nominating and Governance Committee will take into consideration whether or not the person is willing and able to commit the time necessary for the performance of the duties of a trustee, whether the person is otherwise qualified under applicable laws and regulations to serve as a trustee, the contribution which the person may be expected to make to the Board and the Company, with consideration being given to the person's business and professional experience, board experience, education and such other factors as the Nominating and Governance Committee, in its sole judgment, may consider relevant and the character and integrity of the person. In evaluating Independent Trustee candidates, the Nominating and Governance Committee also considers, among other factors that it may deem relevant, whether or not the person is an "interested person" as defined in the 1940 Act, whether or not the person has any relationships that might impair his or her independence, such as any business, financial or family relationship with Company management, the Advisers, or any other principal Company service providers or their affiliates and whether or not the person serves on the boards of, or is otherwise affiliated with, competing financial service organizations or their related mutual fund complexes.

The Company's Nominating and Governance Committee charter is available on the Company's website, www.bxsl.com, under the "Shareholder Resources" tab by selecting "Corporate Governance."

*Compensation Committee*

The Board has a Compensation Committee comprised of Robert Bass, Tracy Collins, Vicki Fuller, James F. Clark, and Michelle Greene, all of whom have been determined not to be "interested persons" of the Company under the 1940 Act and who are "independent" as defined in the NYSE Listing Standards and the Compensation Committee charter. Ms. Fuller serves as the Chairperson of the Compensation Committee.

The Compensation Committee is responsible for reviewing and approving the compensation of the Independent Trustees. In addition, although the Company does not directly compensate the Company's executive officers currently, to the extent that the Company will do so in the future, the Compensation Committee would also be responsible for reviewing and evaluating their compensation and making recommendations to the Board regarding their compensation. The Compensation Committee has the authority to engage compensation consultants and to delegate their duties and responsibilities to a member or to a subcommittee of the Compensation Committee.

The Company's Compensation Committee charter is available on the Company's website, www.bxsl.com, under the "Shareholder Resources" tab by selecting "Corporate Governance."

## Communications to the Board of Trustees

Shareholders and other interested parties may mail written communications to the full Board of Trustees, to committees of the Board or to specified individual Trustees in care of the Secretary of Blackstone Secured Lending Fund, 345 Park Avenue, New York, New York 10154. All shareholder or interested party communications received by the Secretary will be forwarded promptly to the Board of Trustees, the relevant Board of Trustees committee or the specified individual Trustees, as applicable, except that the Secretary may, in good faith, determine that a shareholder or interested party communication should not be so forwarded if it does not reasonably relate to the Company or its operations, management, activities, policies, service providers, Board of Trustees, officers, shareholders or other matters relating to an investment in the Company or is purely ministerial in nature.

## Code of Business Conduct and Ethics

The Company has adopted a code of business conduct and ethics that applies to the Company's officers (including the Company's principal executive officer, principal financial officer, principal accounting officer), trustees and employees (to the extent applicable). The code of business conduct and ethics is designed to comply with SEC regulations and NYSE Listing Standards. Our code of business conduct and ethics is available on our website, www.bxsl.com, under the "Shareholder Resources" tab by selecting "Corporate Governance."

The Independent Trustees have authority to grant any waiver of the code of business conduct and ethics. We intend to disclose any modification to or waiver of the code of business conduct and ethics on our website, as required by law or stock exchange regulations.

Our code of business conduct and ethics operates in conjunction with, and in addition to, the policies of the Advisers and those of the Company. We and the Advisers have codes of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Investment Advisers Act. You may obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

## Insider Trading Policies and Procedures

Our code of ethics pursuant to Rule 17j-1 under the 1940 Act establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code (officers, trustees,

and employees of the Company and the Advisers) are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements. Covered persons, other than Independent Trustees, are prohibited from using shorting, options or hedging or derivatives on our securities. Additionally, all purchases and sales of the Company's securities by trustees, officers and employees of the Company and its affiliates must receive pre-clearance from the Company's Chief Compliance Officer. The securities trading policy is contained within our code of ethics pursuant to Rule 17j-1 under the 1940 Act, which is filed as Exhibit 19 to this annual report, and the foregoing description is qualified by reference to such exhibit.

**Dollar Range of Equity Securities Beneficially Owned by Trustees**

The following table sets forth the dollar range of equity securities of the Company and on an aggregate basis for the entire Fund Complex overseen by each trustee beneficially owned by each trustee as of February 18, 2026:

| | Dollar Range of Equity Securities in the Company[1][2] | Dollar Range of Equity Securities in the Fund Complex[1][2][3] |
|---|---|---|
| *Interested Trustees* | | |
| Brad Marshall ................. | over $100,000 | over $100,000 |
| Vikrant Sawhney ............... | None | over $100,000 |
| *Independent Trustees* | | |
| Robert Bass ................... | over $100,000 | over $100,000 |
| Tracy Collins ................. | None | None |
| Vicki Fuller .................. | None | $10,001 – $50,000 |
| James F. Clark ................ | $50,001 – $100,000 | over $100,000 |
| Michelle Greene ............... | None | None |

(1) Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000. This information has been furnished by each trustee as of February 18, 2026. "Beneficial Ownership" is determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.

(2) Dollar ranges were determined using the number of shares that are beneficially owned as of February 18, 2026, multiplied by the Company's net asset value per share as of December 31, 2025.

(3) The "Fund Complex" consists of the Company, BCRED, the Blackstone Credit & Insurance Closed-End Funds (Blackstone Senior Floating Rate 2027 Term Fund, Blackstone Long-Short Credit Income Fund and, Blackstone Strategic Credit 2027 Term Fund), Blackstone Alternative Multi-Strategy Fund, BMACX and BREC.

**Item 11. Executive Compensation.**

**Executive Compensation**

None of our executive officers will receive direct compensation from the Company. We will reimburse the Administrator the allocable portion of the compensation paid by the Administrators (or their affiliates) to our Chief Compliance Officer and Chief Financial Officer and their respective staffs as well as other administrative personnel (based on the percentage of time such individuals devote, on an estimated basis, to our business and affairs). The members of the Investment Committee, through their financial interests in the Advisers, are entitled to a portion of the profits earned by the Adviser and the Sub-Adviser, which includes any fees payable by us to the Adviser under the terms of the Investment Advisory Agreement, and any fees payable to the Sub-Advisor under the terms of the Sub-Advisory Agreement, respectively, and in each case less expenses incurred by the Adviser or the Sub-Adviser in performing its services under the Investment Advisory Agreement or the Sub-Advisory Agreement, as applicable.

Further, we are prohibited under the 1940 Act from issuing equity incentive compensation, including stock options, stock appreciation rights, restricted stock and stock, to our officers, trustees and employees (if any).

## Trustee Compensation

We do not pay compensation or reimburse expenses for our trustees who are "interested persons," as such term is defined in Section 2(a)(19) of the 1940 Act. Prior to April 1, 2024, the Company paid each Independent Trustee: (i) $150,000 per year (prorated for any partial year), (ii) $2,500 for each regular meeting of the Board attended, (iii) $1,000 for each committee meeting attended (in addition to regular meeting fees to the extent committees meet on regular meeting dates) and (iv) $10,000 per year for the Chairperson of the Audit Committee. On May 1, 2024, the Compensation Committee approved an update to compensation paid by the Company to each Independent Trustee. Effective April 1, 2024, the Company pays each Independent Trustee: (i) $200,000 per year (prorated for any partial year), (ii) $2,500 for each regular meeting of the Board attended, (iii) $1,000 for each committee meeting attended (in addition to regular meeting fees to the extent committees meet on regular meeting dates) and (iv) $15,000 per year for the Chairperson of the Audit Committee. We are also authorized to pay the reasonable out-of-pocket expenses of each Independent Trustee incurred by such trustee in connection with the fulfillment of his or her duties as an Independent Trustee.

| | Total Compensation earned from the Company for Fiscal Year 2025 [3] | Total Compensation earned from Fund Complex for Fiscal Year 2025 [4] |
|---|---|---|
| *Interested Trustees* | | |
| Brad Marshall [1] ..................... | $ — | $ — |
| Vikrant Sawhney [1] ................... | $ — | $ — |
| *Independent Trustees* | | |
| Robert Bass [2] ...................... | $244,500 | $436,500 |
| James F. Clark ...................... | $230,500 | $503,432 |
| Tracy Collins ....................... | $233,000 | $597,113 |
| Vicki Fuller ........................ | $230,500 | $503,432 |
| Michelle Greene .................... | $229,500 | $495,182 |

(1) These are interested trustees and, as such, do not receive compensation from the Company or the Fund Complex for their services as trustees.
(2) Includes compensation as Chairperson of the Audit Committee.
(3) The Company does not have a profit-sharing plan, and trustees do not receive any pension or retirement benefits from the Company.
(4) Total compensation paid from the Fund Complex includes compensation paid by the Company and $192,000, $185,500, $185,500, $185,500 and $184,500 of compensation paid to Mr. Bass, Ms. Collins, Ms. Fuller, Mr. Clark, and Ms. Greene, respectively, by BCRED for the fiscal year ended December 31, 2025. $97,432, $87,432 and $87,432 of compensation paid to Ms. Collins, Ms. Fuller and Mr. Clark, respectively, by BMACX for the fiscal year ended December 31, 2025; and $81,182 and $81,182 of compensation paid to Ms. Collins and Ms. Greene, respectively, by BREC for the fiscal year ended December 31, 2025. The Blackstone Credit & Insurance Closed-End Funds and Blackstone Alternative Multi Strategy Fund do not pay compensation to the Company's trustees.

## Compensation Committee Interlocks and Insider Participation

During 2025, the Compensation Committee was composed of Robert Bass, Tracy Collins, Vicki Fuller, James F. Clark, and Michelle Greene, none of whom were officers or employees of the Company during the fiscal year ended December 31, 2025 or any prior year, and none of whom had any relationship requiring

disclosure by the Company under Item 404 of Regulation S-K. None of our executive officers has served on the board of trustees or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board or our Compensation Committee during the fiscal year ended December 31, 2025.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. The following table sets forth, as of February 18, 2026, the beneficial ownership as indicated in the Company's books and records of each current trustee, the Company's executive officers, the executive officers and trustees as a group, and each person known to us to beneficially own 5% or more of the outstanding common shares of beneficial interest. Ownership information for those persons who beneficially own 5% or more of our Common Shares is based upon filings by such persons with the SEC and other information obtained from such persons, if available.

The percentage of beneficial ownership is based on 232,279,811 Common Shares outstanding as of February 18, 2026. To our knowledge, except as indicated in the footnotes to the table, each of the shareholders listed below has sole voting and/or investment power with respect to shares beneficially owned by such shareholder.

| Name & Address | Type of Ownership | Total Shares Owned | Percentage of Shares Held |
|---|---|---|---|
| *Interested Trustees* | | | |
| Brad Marshall . . . . . . . . . . . . . . . . . . . . . . | Record/Beneficial | 203,284 | * |
| Vikrant Sawhney . . . . . . . . . . . . . . . . . . . . | — | — | — |
| *Independent Trustees* | | | |
| Robert Bass . . . . . . . . . . . . . . . . . . . . . . . | Record/Beneficial | 22,293 | * |
| Tracy Collins . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Vicki Fuller . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| James F. Clark . . . . . . . . . . . . . . . . . . . . . | Record/Beneficial | 2,000 | * |
| Michelle Greene . . . . . . . . . . . . . . . . . . . . | — | — | — |
| *Executive Officers Who Are Not Trustees* | | | |
| Jonathan Bock . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Carlos Whitaker . . . . . . . . . . . . . . . . . . . . | Record/Beneficial | 3,895 | * |
| Teddy Desloge . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Katherine Rubenstein . . . . . . . . . . . . . . . . | Record/Beneficial | 4,736 | * |
| Matthew Alcide . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| William Renahan . . . . . . . . . . . . . . . . . . . | — | — | — |
| Stacy Wang . . . . . . . . . . . . . . . . . . . . . . . . | Record/Beneficial | 9,730 | * |
| Lucie Enns . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| **All Trustees and Executive Officers as a Group (15 persons) \*\*** | | 245,938 | * |
| *Five-Percent or Greater Shareholders* | | | |
| Greenwich Venture Capital LLC [1] . . . . . . | Record/Beneficial | 12,595,999 | 5.4% |
| QIA FIG Glass Holding Limited [2] . . . . . . | Record/Beneficial | 13,723,035 | 5.9% |

\*   Amounts round to less than 1%

The address for each Trustee and each executive officer of the Company is 345 Park Avenue, New York, New York 10154.

(1) Beneficial ownership information is based on information contained in the Schedule 13G/A filed on February 14, 2025 jointly by Greenwich Venture Capital LLC ("Greenwich Venture"), Locust Street Associates GP, LLC ("Locust Street") and Michael Karp. According to the schedule, 12,595,999 of our Common Shares are held directly by Greenwich Venture. Locust Street is the sole member of Greenwich Venture. Mr. Karp is the sole member of Locust Street. Locust Street and Mr. Karp may be deemed to beneficially own the Common Shares held directly by Greenwich Venture. Included in the Number of Shares Owned listed above as beneficially owned by Mr. Karp are 12,595,999 Common Shares over which Mr. Karp has shared voting power, and 12,595,999 Common Shares over which Mr. Karp has shared dispositive power. In addition to our Common Shares listed above, Mr. Karp directly holds 7,275,976 Common Shares over which Mr. Karp has sole voting and dispositive power. The address of each of the above is 1062 Lancaster Avenue, Suite 30B, Bryn Mawr, PA 19010.

(2) The address for QIA FIG Glass Holding Limited is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar.

## Securities Authorized for Issuance Under Equity Compensation Plans

We do not have any equity compensation plans, and we are prohibited under the 1940 Act from issuing equity incentive compensation, including stock options, stock appreciation rights, restricted stock and stock, to our officers, trustees and employees (if any).

## Item 13. Certain Relationships and Related Transactions, and Director Independence.

## Transactions with Related Persons

### *Advisory Agreements; Administration Agreement*

We have entered into the Investment Advisory Agreement with the Adviser pursuant to which we pay the Adviser a management fee at an annual rate of (i) prior to an exchange listing, 0.75%, and (ii) following an exchange listing, 1.0%, in each case of the average value of our gross assets at the end of the two most recently completed calendar quarters, and a two-part incentive fee based on (i) the amount by which our pre-incentive fee net investment income returns exceed a certain "hurdle rate" and (ii) our capital gains. We have also entered into the Sub-Advisory Agreement with the Adviser and the Sub-Adviser. In addition, pursuant to the Investment Advisory Agreement and the Administration Agreement, we will reimburse the Adviser and Administrator for certain expenses as they occur. See "*Item 1. Business—Advisory Agreements*" and "*Item 1. Business—Administration Agreements.*" Each of the Advisory Agreements and the Administration Agreement has been approved by the Board. Unless earlier terminated, each of the Advisory Agreements and the Administration Agreement will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of Independent Trustees.

For the years ended December 31, 2025 and 2024, base management fees were $140.0 million and $116.6 million, respectively. For the year ended December 31, 2023, base management fees were $98.1 million, of which $20.2 million, were waived. The Waiver Period ended on October 28, 2023.

As of December 31, 2025 and December 31, 2024, $36.1 million and $32.3 million, respectively, was payable to the Adviser and the Prior Adviser, as applicable, relating to management fees.

For the years ended December 31, 2025 and 2024, the Company accrued income based incentive fees of $126.7 million and $150.1 million, respectively. For the year ended December 31, 2023, the Company accrued income based incentive fees of $134.2 million, of which $15.6 million were waived. The Waiver Period ended on October 28, 2023.

As of December 31, 2025 and December 31, 2024, $26.4 million and $38.7 million, respectively, was payable to the Adviser for income based incentive fees.

We accrued no capital gains based incentive fees for the years ended December 31, 2025 and 2024. For the year ended December 31, 2023, the Company reversed previously accrued capital gains based incentive fees of $5.5 million.

As of December 31, 2025 and December 31, 2024, no amount was payable to the Adviser for capital gains based incentive fees.

For the year ended December 31, 2025, the Company incurred $3.5 million, in expenses under the Administration Agreement, which were recorded in Administrative service expenses in the Company's Consolidated Statements of Operations. For the years ended December 31, 2024 and 2023, the Company incurred $2.6 million and $2.2 million, respectively, in expenses under the Prior Administration Agreement, which were recorded in Administrative service expenses in the Company's Consolidated Statements of Operations.

As of December 31, 2025 and December 31, 2024, $1.6 million and $1.5 million, respectively, was unpaid and included in Due to affiliates in the Consolidated Statements of Assets and Liabilities.

*Co-Investment Relief*

We have in the past co-invested, and in the future will co-invest, with certain affiliates of Blackstone and the Advisers. We have received an exemptive order from the SEC that permits us and other Regulated Funds to, among other things, co-invest with certain other persons, including other Regulated Funds, certain affiliates of Blackstone, Blackstone and certain funds managed and controlled by Blackstone and its affiliates, subject to certain terms and conditions. Pursuant to such order, the Board has approved co-investment policies and procedures describing how we will comply with the co-investment exemptive relief. Further, the Advisers have adopted co-investment policies and procedures describing the allocation of co-investment opportunities in which we will have the opportunity to participate with one or more Blackstone, Blackstone Credit & Insurance BDCs, other Regulated Funds and other public or private Blackstone and Blackstone Credit & Insurance funds that target similar assets. If Blackstone Credit & Insurance considers an investment that is consistent with our Core Mandates, Blackstone Credit & Insurance must present us with the opportunity to participate in the investment. We may determine to participate or not to participate, depending on whether Blackstone or Blackstone Credit & Insurance determine that the investment is appropriate for us (e.g., based on investment strategy). If we do participate, the co-investment is generally allocated to us, any other Blackstone Credit & Insurance BDCs and other Regulated Funds (including BCRED) and the other Blackstone and Blackstone Credit & Insurance funds participating in the investment that target similar assets pro rata based on available capital in the applicable asset class. If the Advisers determine that such investment is not appropriate for us, or that we should not participate, the investment will not be allocated to us.

**Transactions with Promoters and Certain Control Persons**

The Advisers may be deemed promoters of the Company. We have entered into the Investment Advisory Agreement with the Adviser, the Sub-Advisory Agreement with the Adviser and the Sub-Adviser and the Administration Agreement with the Administrator. The Adviser is entitled to receive management fees and incentive fees in addition to the reimbursement of certain expenses of the Advisers. The Administrator is entitled to receive reimbursement of certain expenses of the Administrators. In addition, under the Advisory Agreements and Administration Agreements, to the extent permitted by applicable law and in the discretion of our Board, we have indemnified the Advisers and the Administrators and certain of their affiliates. See "*Item 1. Business*."

**Statement of Policy Regarding Transactions with Related Persons**

The Board has adopted a written statement of policy regarding transactions with affiliated parties, including related persons (as such term is defined in Item 404 of Regulation S-K). The Board will conduct quarterly

reviews of any potential related party transactions brought to its attention and, during these reviews, will consider any conflicts of interest brought to its attention pursuant to the Company's compliance policies and procedures. The Independent Trustees are required to review, approve or ratify any transactions with related persons. Each of the Company's trustees and executive officers is instructed and periodically reminded to inform the Company's Chief Compliance Officer or designee of any potential related party transactions.

**Trustee Independence**

For information regarding the independence of our trustees, see "*Item 10. Directors, Executive Officers and Corporate Governance*."

**Item 14. Principal Accountant Fees and Services.**

The following table presents the aggregate fees billed by Deloitte for the years ended December 31, 2025 and December 31, 2024:

|  | For the Year Ended December 31, | |
| --- | --- | --- |
|  | **2025** | **2024** |
| Audit Fees | $1,260,000 | $1,215,100 |
| Audit-Related Fees | 267,500 | 355,000 |
| Tax Fees | 53,000 | — |
| All Other Fees | 27,000 | — |
|  | $1,607,500 | $1,570,100 |

Audit fees are for professional services provided by Deloitte for the audit of the Company's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-related fees are for any services rendered by Deloitte to the Company that are reasonably related to the performance of the audits or reviews of the Company's consolidated financial statements (but not reported as audit fees above). These services include attestation services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees are for all services performed by professional staff in Deloitte's tax division except those services related to the audits. This category includes fees for services provided in connection with the preparation and review of tax returns, tax compliance, tax advice and tax planning.

All other fees are for products and services provided to the Company by Deloitte other than those services reported in "Audit Fees," "Audit-Related Fees" and "Tax Fees."

No audit-related, tax or other fees were billed by Deloitte to the Advisers or the Prior Adviser, as applicable, or any entity controlling, controlled by, or under common control with the Advisers or the Prior Adviser, as applicable, that provides ongoing services to the Company for the years ended December 31, 2025 and 2024.

This includes any non-audit services required to be pre-approved or non-audit services that did not require pre-approval since they did not directly relate to the Company's operations or financial reporting.

**Pre-Approval of Audit and Non-Audit Services Provided to the Company**

As part of this responsibility, the Audit Committee is required to pre-approve all audit and non-audit services performed by our independent auditor in order to assure that the performance of these services does not

impair the auditor's independence from the Company. Accordingly, the Audit Committee has adopted a Pre-Approval of Independent Auditor Services Policy (the **"Policy"**), which sets forth the conditions and procedures governing the pre-approval of services that the Independent Auditor proposes to provide.

The Policy describes the audit, audit-related, tax and other services for the Company that have the pre-approval of the Audit Committee. The term of any pre-approval is 12 months from the date of pre-approval or until the next annual Independent Auditor services engagement is pre-approved, whichever is later. The Audit Committee will periodically revise the list of pre-approved services based on subsequent determinations. For the fiscal years ended December 31, 2025 and December 31, 2024, the Company did not pay any fees for services pursuant to the exceptions to the pre-approval requirements set forth in 17 CFR 210.2-01(c)(7)(i)(C).

### *Annual Approval*

On an annual basis, at the time of the appointment of our independent auditor and such other times as determined by the Audit Committee, the Audit Committee will consider and approve the services (including audit, audit-related, tax and all other services) that the Independent Auditor may initiate. The term of any pre-approval is 12 months from the date of the pre-approval or until the next annual Independent Auditor services engagement is pre-approved, whichever is later, unless the Audit Committee specifically provides for a different period. Summary descriptions of the types of services the Audit Committee believes are appropriate for annual approval are provided under the Policy. In addition, in connection with the annual pre-approval of services, the Audit Committee will supplementally review and approve a detailed presentation that sets forth the types of audit, audit-related, tax and other services proposed to be provided by the Independent Auditor, which shall include estimates of the fees for such services. The Audit Committee may periodically revise the list of pre-approved services based on subsequent determinations.

### *Specific Pre-Approval*

Specific pre-approval is required for the provision of certain audit services as described in the Policy. In addition, if a service proposed to be performed by the Independent Auditor does not fall within an existing pre-approval, either because it is a new type of service or because provision of the service would cause the Independent Auditor to exceed the maximum dollar amount approved for a particular type of service, the proposed service will require specific pre-approval by the Audit Committee.

### *De Minimis Exception*

In the event that the Independent Auditor is inadvertently engaged other than by the Audit Committee for a non-audit service, such engagement will not be a violation of the Policy if: (i) any and all such services do not aggregate to more than 5% of total revenues paid by the Company to the Independent Auditor in the fiscal year when services are provided; (ii) the services were not recognized as non-audit services at the time of the engagement; (iii) the services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or one or more designated representatives; and (iv) separate disclosure of the services retroactively approved under this exception is made in accordance with the proxy disclosure rules.

The Audit Committee has considered these fees and the nature of the services rendered, and has concluded that they are compatible with maintaining the independence of Deloitte. The Audit Committee did not approve any of the audit-related, tax or other non-audit fees described above pursuant to the "de minimis exceptions" set forth in Rule 2-01(c)(7)(i)(C) and Rule 2-01(c)(7)(ii) of Regulation S-X. Deloitte did not provide any audit-related services, tax services or other non-audit services to the Adviser or any entity controlling, controlled by or under common control with the Adviser that provides ongoing services to the Company that the Audit Committee was required to approve pursuant to Rule 2-01(c)(7)(ii) of Regulation S-X. The Audit Committee considered whether any provision of non-audit services rendered to the Adviser and any entity controlling, controlled by, or under common control with the Adviser that provides ongoing services to the Company that were not pre-approved by the Audit Committee because the engagement did not relate directly to the operations and financial reporting of the Company is compatible with maintaining Deloitte's independence.

**PART IV**

**Item 15. Exhibits and Financial Statement Schedules.**

The following documents are filed as part of this annual report:

(1) Financial Statements – Financial statements are included in Item 8. See the Index to the consolidated financial statements on page 148 of this annual report on Form 10-K.

(2) Financial Statement Schedules – None. We have omitted financial statement schedules because they are not required or are not applicable, or the required information is shown in the consolidated statements or notes to the consolidated financial statements.

(3) Exhibits – The following is a list of all exhibits filed as a part of this annual report on Form 10-K, including those incorporated by reference.

Please note that the agreements included as exhibits to this Form 10-K are included to provide information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement that have been made solely for the benefit of the other parties to the applicable agreement and may not describe the actual state of affairs as of the date they were made or at any other time.

The following exhibits are filed as part of this report or hereby incorporated by reference to exhibits previously filed with the SEC:

| Exhibit Number | Description of Exhibits |
| --- | --- |
| 3.1 | Fourth Amended and Restated Declaration of Trust, dated as of October 18, 2021 (incorporated by reference to Exhibit (a)(1) to the Company's Registration Statement on Form N-2 filed on October 18, 2021). |
| 3.2 | Certificate of Amendment to Certificate of Trust, effective December 10, 2020 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 10, 2020). |
| 3.3 | Amended and Restated Bylaws, dated as of October 18, 2021 (incorporated by reference to Exhibit (b) to the Company's Registration Statement on Form N-2 filed on October 18, 2021). |
| 4.1 | Indenture, dated as of July 15, 2020, by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 17, 2020). |
| 4.1.1 | Second Supplemental Indenture, dated as of October 23, 2020, relating to the 3.625% Notes due 2026, by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 27, 2020). |
| 4.1.2 | Third Supplemental Indenture, dated as of March 16, 2021, relating to the 2.750% Notes due 2026, by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on March 18, 2021). |
| 4.1.3 | Fourth Supplemental Indenture, dated as of July 23, 2021, relating to the 2.125% Notes due 2027, by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on July 27, 2021). |
| 4.1.4 | Fifth Supplemental Indenture, dated as of September 30, 2021, relating to the 2.850% Notes due 2028, by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 1, 2021). |

| Exhibit Number | Description of Exhibits |
|---|---|
| 4.1.5 | Sixth Supplemental Indenture, dated as of May 20, 2024, relating to the 5.875% Notes due 2027, by and between the Company and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 21, 2024). |
| 4.1.6 | Seventh Supplemental Indenture, dated as of October 15, 2025, relating to the 5.350% Notes due 2028, by and between the Company and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 15, 2024). |
| 4.1.7 | Eighth Supplemental Indenture, dated as of March 4, 2025, relating to the 5.300% Notes due 2030, by and between the Company and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on March 4, 2025). |
| 4.1.8 | Ninth Supplemental Indenture, dated as of October 14, 2025, relating to the 5.125% Notes due 2031, by and between the Company and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 14, 2025). |
| 4.1.9 | Form of 3.625% Notes due 2026 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on October 27, 2020). |
| 4.1.10 | Form of 2.750% Notes due 2026 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on March 18, 2021). |
| 4.1.11 | Form of 2.125% Notes due 2027 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on July 27, 2021). |
| 4.1.12 | Form of 2.850% Notes due 2028 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on October 1, 2021). |
| 4.1.13 | Form of 5.875% Notes due 2027 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on May 21, 2024). |
| 4.1.14 | Form of 5.350% Notes due 2028 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on October 15, 2024). |
| 4.1.15 | Form of 5.300% Notes due 2030 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed on March 4, 2025). |
| 4.1.16 | Form of 5.125% Notes due 2031 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on October 14, 2025). |
| 4.2 | Description of Common Shares of Beneficial Interest (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K filed on February 28, 2022). |
| 10.1 | Second Amended and Restated Investment Advisory Agreement between the Company and Blackstone Private Credit Strategies LLC, dated November 7, 2024, and effective as of January 1, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2024). |
| 10.2 | Sub-Advisory Agreement between the Company, Blackstone Private Credit Strategies LLC and Blackstone Credit BDC Advisors LLC, dated November 7, 2024, and effective as of January 1, 2025 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2024). |

| Exhibit Number | Description of Exhibits |
|---|---|
| 10.3 | Administration Agreement between the Company and Blackstone Private Credit Strategies LLC, dated November 7, 2024, and effective as of January 1, 2025 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2024). |
| 10.4 | Sub-Administration Agreement between Blackstone Private Credit Strategies LLC and Blackstone Alternative Credit Advisors LP, dated November 7, 2024, and effective as of January 1, 2025 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2024). |
| 10.5 | Custodian Agreement between the Company and State Street Bank and Trust Company, dated October 1, 2018 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed on March 18, 2019). |
| 10.6 | Custody Agreement between Blackstone Credit BDC Advisors LLC (f/k/a GSO Asset Management LLC) and UMB Bank, n.a., dated September 14, 2018 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form 10 filed on October 1, 2018). |
| 10.7 | Agency Agreement between the Company and DST Systems, Inc., dated September 10, 2018 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form 10 filed on October 1, 2018). |
| 10.8 | Amended and Restated Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 18, 2018). |
| 10.9 | Amended and Restated Loan and Security Agreement among Jackson Hole Funding, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated December 16, 2021 (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K filed on February 28, 2022). |
| 10.9.1 | First Amendment to Amended and Restated Loan and Security Agreement among Jackson Hole Funding, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated December 16, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 22, 2022). |
| 10.9.2 | Second Amendment to Amended and Restated Loan and Security Agreement among Jackson Hole Funding, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated November 15, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 17, 2023). |
| 10.9.3 | Third Amendment to Amended and Restated Loan and Security Agreement among Jackson Hole Funding, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated December 18, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2023). |
| 10.9.4 | Fourth Amendment to the Amended and Restated Loan and Security Agreement among Jackson Hole Funding, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated December 19, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 23, 2024). |
| 10.9.5 | Fifth Amendment to the Amended and Restated Loan and Security Agreement among Jackson Hole Funding, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated November 26, 2025.* |
| 10.10 | Revolving Credit Facility among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated December 21, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 28, 2018). |

| Exhibit Number | Description of Exhibits |
|---|---|
| 10.10.1 | First Amendment to the Revolving Credit Agreement between Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated June 11, 2019 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 13, 2019). |
| 10.10.2 | Second Amendment to the Revolving Credit Agreement between Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated August 2, 2019 (incorporated by reference to Exhibit 10.10.2 to the Company's Quarterly Report on Form 10-K filed on February 28, 2020). |
| 10.10.3 | Third Amendment to the Revolving Credit Agreement between Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated September 27, 2019 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 14, 2019). |
| 10.10.4 | Fourth Amendment to the Revolving Credit Agreement between Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated April 13, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2020). |
| 10.10.5 | Fifth Amendment to the Revolving Credit Agreement among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated October 5, 2021 (incorporated by reference to Exhibit 10.10.5 to the Company's Annual Report on Form 10-K filed on February 28, 2022). |
| 10.10.6 | Sixth Amendment to the Revolving Credit Agreement among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated February 28, 2022 (incorporated by reference to Exhibit 10.10.6 to the Company's Annual Report on Form 10-K filed on February 27, 2023). |
| 10.10.7 | Seventh Amendment to the Revolving Credit Agreement among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated May 19, 2022 (incorporated by reference to Exhibit 10.10.7 to the Company's Annual Report on Form 10-K filed on February 27, 2023). |
| 10.10.8 | Eighth Amendment to the Revolving Credit Agreement among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated November 1, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 3, 2023). |
| 10.10.9 | Ninth Amendment to the Revolving Credit Agreement among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated January 17, 2024 (incorporated by reference to Exhibit 10.10.9 to the Company's Annual Report on Form 10-K filed on February 28, 2024). |
| 10.10.10 | Tenth Amendment to the Revolving Credit and Security Agreement among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated December 18, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 23, 2024). |
| 10.11 | Second Amended and Restated Credit Agreement among Big Sky Funding, the lender parties thereto, and Bank of America, N.A., dated June 29, 2022 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed on February 27, 2023). |
| 10.11.1 | First Amendment to the Second Amended and Restated Credit Agreement among Big Sky Funding, the lender parties thereto, and Bank of America, N.A., dated March 30, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 5, 2023). |

| Exhibit Number | Description of Exhibits |
|---|---|
| 10.11.2 | Second Amendment to the Second Amended and Restated Credit Agreement, dated June 25, 2024, by and among Big Sky Funding, the lender parties thereto, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2024). |
| 10.11.3 | Third Amendment to the Second Amended and Restated Credit Agreement, dated September 25, 2024, by and between Big Sky Funding, the lender party thereto, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 26, 2024). |
| 10.11.4 | Fourth Amendment to the Second Amended and Restated Credit Agreement, dated November 20, 2024 by and between Big Sky Funding and Bank of America, N.A., as lender and administrative agent incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 22, 2024). |
| 10.12 | Amendment and Restated Agreement, dated as of June 28, 2022, to the Senior Secured Credit Agreement, dated as of June 15, 2020, by and among the Company, each of the lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 30, 2022). |
| 10.12.1 | Second Amended and Restated Senior Secured Credit Agreement, dated as of June 28, 2022, by and among the Company, each of the lenders from time to time party thereto, and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 30, 2022). |
| 10.12.2 | First Amendment, Extension Agreement and Incremental Assumption Agreement to the Second Amended and Restated Senior Secured Credit Agreement dated June 9, 2023, by and among the Company, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 13, 2023). |
| 10.12.3 | Second Amended and Restated Senior Secured Credit Agreement dated June 9, 2023, by and among the Company, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 13, 2023). |
| 10.12.4 | Amendment No. 2, dated June 12, 2024, to the Second Amended and Restated Senior Secured Credit Agreement dated June 28, 2022, by and among the Company, each of the Lenders from time to time party thereto and Citibank, N.A. as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2024). |
| 10.12.5 | Amendment No. 3, dated August 6, 2024, to the Second Amended and Restated Senior Secured Credit Agreement dated June 28, 2022, by and among the Company, each of the Lenders from time to time party thereto and Citibank, N.A. as administrative agent and collateral agent (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2024). |
| 10.12.6 | Amendment No. 4, dated August 4, 2025, to the Second Amended and Restated Senior Secured Credit Agreement dated June 28, 2022, by and among the Company, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2025). |
| 10.13 | Form of Equity Distribution Agreement, dated as of July 11, 2025, by and among the Company, Blackstone Private Credit Strategies LLC and the sales agent party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 11, 2025). |

| Exhibit Number | Description of Exhibits |
|---|---|
| 19 | Code of Ethics.* |
| 19.1 | Insider Trading Policies and Procedures (included in Exhibit 19). |
| 21.1 | Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K filed on February 26, 2025). |
| 23.1 | Consent of Deloitte & Touche LLP.* |
| 31.1 | Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.* |
| 31.2 | Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.* |
| 31.3 | Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.* |
| 32.1 | Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (furnished herewith) |
| 32.2 | Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (furnished herewith) |
| 32.3 | Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (furnished herewith) |
| 97.1 | Blackstone Secured Lending Fund Incentive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on February 28, 2024). |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document* |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document* |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document* |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document* |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document* |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document* |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document) |

\*     Filed herewith.

## Item 16. Form 10-K Summary

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Blackstone Secured Lending Fund**

Date: February 25, 2026

By: /s/ Brad Marshall
_____

Brad Marshall
Co-Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated on February 25, 2026.

| Name | Title |
|------|-------|
| /s/ Brad Marshall<br>Brad Marshall | Co-Chief Executive Officer (Principal Executive Officer) and Trustee |
| /s/ Jonathan Bock<br>Jonathan Bock | Co-Chief Executive Officer (Principal Executive Officer) |
| /s/ Teddy Desloge<br>Teddy Desloge | Chief Financial Officer (Principal Financial Officer) |
| /s/ Matthew Alcide<br>Matthew Alcide | Chief Accounting Officer and Treasurer (Principal Accounting Officer) |
| /s/ Vikrant Sawhney<br>Vikrant Sawhney | Trustee |
| /s/ Robert Bass<br>Robert Bass | Trustee |
| /s/ Tracy Collins<br>Tracy Collins | Trustee |
| /s/ Vicki Fuller<br>Vicki Fuller | Trustee |
| /s/ James F. Clark<br>James F. Clark | Trustee |
| /s/ Michelle Greene<br>Michelle Greene | Trustee |